Form 10-K, Exhibit 13
period 1996-12-31
COMMONWEALTH BANCORP INC
filed 1997-03-20
CIK 1005126

                                                                      EXHIBIT 13

                                  COMMONWEALTH
                                    BANCORP

[PHOTO]

                               1996 ANNUAL REPORT

[PHOTO]

                               TABLE OF CONTENTS

Selected Financial Highlights . . . . . . . . . . . . . Page  1
Letter to Shareholders  . . . . . . . . . . . . . . . . Page  2
Detailed Financial Highlights . . . . . . . . . . . . . Page 13
Management's Discussion and Analysis  . . . . . . . . . Page 14
Report of Management  . . . . . . . . . . . . . . . . . Page 29
Independent Accountants' Internal Control Report  . . . Page 30
Independent Accountants' Opinion Report . . . . . . . . Page 31
Consolidated Financial Statements . . . . . . . . . . . Page 32
Directors and Officers  . . . . . . . . . . . . . . . . Page 59
Corporate Information . . . . . . . . . . . . . . . . . Page 59
Locations . . . . . . . . . . . . . . . . . . . . . . . Page 60
Bank Locations Map  . . . . . . . . . . . . . . . . . . Page 61

Commonwealth Bancorp, Inc., with consolidated assets in excess of $2.1 billion, is the holding company for Commonwealth Bank, which has branches throughout southeast Pennsylvania. ComNet Mortgage Services, a division of Commonwealth Bank, has offices in Pennsylvania, Connecticut, Maryland, New Jersey, and Rhode Island.

GRANITE INSCRIPTION (FRONT COVER) ON COMMONWEALTH'S NEWLY ACQUIRED BRANCH OFFICE AT FIFTH AND PENN STREETS IN READING, PENNSYLVANIA IS REFLECTIVE OF COMMONWEALTH'S PHILOSOPHIES. TELLER AREA OF FIFTH AND PENN OFFICE IS PICTURED ABOVE.

SELECTED FINANCIAL HIGHLIGHTS (unaudited)
(Dollars in thousands, except per share and ratio data)



----------------------------------------------------------------------------------------------------------------------
AT YEAR END                                                                    1996             1995           1994
Total assets                                                             $2,119,961       $1,455,700     $1,213,960
Mortgage-backed securities                                                  752,707          463,353        430,119
Loans receivable, net                                                     1,113,114          796,735        583,144
Deposit accounts                                                          1,491,450        1,076,549        853,519
Shareholders' equity                                                        231,924(2)       137,036        116,905(1)

----------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net interest income                                                      $   60,954       $   47,462     $   43,514
Net income                                                                    9,338           11,255          9,245
Earnings per share                                                             0.72              N/A(3)         N/A(3)
Dividends per share(4)                                                         0.24             0.24           0.18
Book value per share                                                          12.92              N/A(3)         N/A(3)

----------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS(5)
Total risk-based capital to risk-weighted assets                              14.17%           18.96%         24.67%
Return on assets                                                               0.51             0.85           0.77
Return on equity                                                               4.97             8.95           8.02
Interest rate spread                                                           3.30             3.55           3.55
Net interest margin                                                            3.54             3.80           3.83
Non-performing assets to total assets at end of period                         0.43             0.51           0.52
Allowance for loan losses to non-performing loans at end of period           123.74           120.86         167.90

(1) Reflects the receipt of $32.0 million of net proceeds from the Bank's initial public offering of common stock in January 1994.

(2) Reflects the receipt of $88.8 million of net proceeds from the Company's second offering of common stock in June 1996.

(3) Not applicable, as the Company completed its Conversion and Reorganization on June 14, 1996.

(4) All periods have been adjusted to reflect the conversion of 2.0775 shares of Company common stock for each share of Bank common stock.

(5) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

LETTER TO SHAREHOLDERS  Commonwealth Bancorp, Inc. and Subsidiaries

DEAR SHAREHOLDERS,
CUSTOMERS AND FRIENDS:

[PHOTO]
CHARLES H. MEACHAM,
CHAIRMAN OF THE BOARD
CHIEF EXECUTIVE OFFICER

The past year was one of outstanding progress for Commonwealth Bancorp, Inc. The Company continued to experience significant growth and, exclusive of a one-time charge from the Federal Deposit Insurance Corporation to recapitalize the Savings Association Insurance Fund, achieved record earnings in its third year of public ownership.

Net income in 1996 was $9.3 million, or $0.72 per common share. Excluding the one-time charge to recapitalize the Savings Association Insurance Fund, net income would have been $13.9 million, or 23% above the $11.3 million achieved in 1995. Importantly, 1996 earnings reflected $3.2 million in non-cash expenses (after tax) relating to the amortization of goodwill and core deposit intangibles acquired in various acquisitions and accounted for under the purchase method of accounting. This compared to $1.4 million of such expenses in 1995. We highlight this to emphasize that Commonwealth's "cash" earnings are meaningfully higher than its "reported" earnings.

The investment community's assessment of Commonwealth's 1996 performance and future earnings potential was reflected in the increase in the value of the Company's common stock during 1996. As adjusted for the June 1996 exchange of common shares relating to the Company's second step conversion, our common stock increased in price by 39% in 1996 to $15.00 per share at year-end.

The year was marked by a number of key accomplishments, all of which were directed toward furthering Commonwealth's strategic plan to expand its retail, mortgage and business banking franchise in southeast Pennsylvania through acquisition and supermarket branching. Reflecting this strategy, during 1996, total assets increased by 46% to $2.1 billion; deposits increased by 39% to $1.5 billion; and net loans increased by 40% to $1.1 billion. Additionally, the Company's mortgage servicing portfolio grew by 13% in 1996 to $2.1 billion at year-end.

A critical component of Commonwealth's strategy has been the conversion and reorganization of the Company from a mutual savings bank to its current public stock holding company form. The first step in that process was completed in 1994 with the initial public offering of approximately 45% of the shares of the Bank's common stock. We took another important step forward in 1996 with the public offering of shares representing the remaining portion of Commonwealth's common stock. This second offering was completed on June 14, 1996, and generated net proceeds of $88.8 million. Similar to the capital raised in 1994, the capital raised in 1996 is expected to be used primarily to expand the Company's retail, business, and mortgage banking activities.

A portion of the capital raised in the second offering was allocated toward the June 28, 1996 purchase of twelve former branch offices of Meridian Bank located in Berks and Lebanon Counties, Pennsylvania. This acquisition provided Commonwealth with an excellent distribution network, deposit market share of approximately 8% in Berks County, solid retail and commercial customer relationships, and talented branch staff in counties contiguous to our historical markets in southeast Pennsylvania.

During the year, the Bank continued to implement its supermarket banking strategy, increasing the number of supermarket branches from 10 to 14. These full-service branches are open seven days and six nights per week, offering extraordinary convenience to customers who wish to combine their banking with their grocery shopping. Additionally, the Bank opened one traditional branch, bringing the total number of branches to 53 in Commonwealth's eight county region in southeast Pennsylvania.

The Bank significantly increased its focus on consumer lending activities in 1996. Reflective of this effort and, in part, due to the acquisition of the Meridian branches, consumer loans increased by more than 50% in 1996 to $169.3 million at year-end.

In the business banking arena, Commonwealth made tremendous progress in 1996. We expanded our offering of asset and liability products directed toward commercial customers and significantly increased the number of business banking relationship officers. At the end of 1996, loans to businesses, exclusive of those guaranteed by the Small Business Administration, totaled $70.8 million, nearly a five-fold increase from year-end 1995.

Mortgage banking has been a key component of Commonwealth's business strategy for most of its history. In 1996, we sharpened the geographic focus of ComNet Mortgage Services, the Bank's mortgage banking division, to those markets where the Bank's presence gives it a competitive advantage. For example, we opened a new ComNet branch in Allentown, Pennsylvania in 1996, which

[CHART]

COMMONWEALTH SHARES HAVE OUTPACED THE NASDAQ STOCK AND FINANCIAL INDICES, APPRECIATING, ON AN ADJUSTED BASIS, FROM $4.81 PER SHARE TO $15.00 PER SHARE FROM THE ORIGINAL OFFERING IN JANUARY 1994 THROUGH DECEMBER 31, 1996. STOCK PRICES HAVE BEEN ADJUSTED TO REFLECT THE JUNE 1996 CONVERSION OF 2.0775 SHARES OF COMPANY COMMON STOCK FOR EACH SHARE OF BANK STOCK. THE NASDAQ FINANCIAL INDEX IS A CAPITALIZATION-WEIGHTED INDEX DESIGNED TO MEASURE THE PERFORMANCE OF ALL NASDAQ STOCKS IN THE FINANCE SECTOR, EXCLUDING BANKS. THE COMPANIES INCLUDED ARE SAVINGS AND LOAN ASSOCIATIONS, SECURITY AND COMMODITY BROKERS, AND INVESTMENT COMPANIES. THE INDICES REFLECT A BASE VALUE OF 100 AS OF DECEMBER 31, 1993.

[PHOTO]
PATRICK J. WARD, PRESIDENT AND CHIEF OPERATING
OFFICER, PICTURED TO THE RIGHT OF MR. MEACHAM.


contributed to the 29% increase in retail mortgage originations to $228.3 million during the year. The strategy to narrow ComNet's geographic focus, coupled with a disciplined approach to pricing, resulted in a decrease in wholesale mortgage originations to $233.8 million in 1996, from $318.0 million in 1995. Nevertheless, despite the decrease in wholesale mortgage originations, ComNet recorded the most profitable year in its history.

Key to the future performance of any organization is the strength and vision of its management team. In this regard, we took a number of important steps in 1996 to bolster Commonwealth's management team to better enable the Company to meet the challenges of the future. Most important among these was the promotion of Patrick J. Ward to President and Chief Operating Officer in December 1996. Mr. Ward joined the organization in 1992 as Chief Financial Officer and was instrumental in managing our conversion and reorganization to the public stock holding company form. The Board of Directors and employees of Commonwealth have great confidence in him, as he brings to the office of President a thorough understanding of the Company's businesses and markets. We look forward to Mr. Ward's continued success with Commonwealth.

David K. Griest was promoted to Senior Vice President and Chief Information Officer in December 1996. Mr. Griest has been with Commonwealth since 1989, having joined the Company from a large savings institution. He played a key role in the integration of the Meridian branch acquisition and offers a wealth of information processing expertise to the position.

Also in December 1996, Charles M. Johnston joined Commonwealth as Senior Vice President and Chief Financial Officer. Mr. Johnston came to Commonwealth after several years as the Chief Financial Officer of a consumer finance company and a number of years managing the corporate finance and investor relations activities of a major bank holding company. He brings to Commonwealth significant banking and capital markets experience.

In early 1996, Peter A. Kehoe joined Commonwealth as President of ComNet Mortgage Services. Mr. Kehoe brings with him the leadership and vision gained from over 20 years experience in the mortgage banking industry, including executive positions with two large national mortgage companies.

On a personal note, we would be remiss if we did not also take this opportunity to recognize the important and long-standing contributions of two individuals
who have retired from the organization.   Richard J. Conner retired from the
Board of Directors in 1996, after serving admirably in that capacity for 40 years. While we will miss his advice and counsel as a member of the Board, he has agreed to serve in the future in the role of Director Emeritus of our subsidiary, Commonwealth Bank. Also, LeRoy D. Todd, Jr., Senior Vice President
- Compliance and Planning, retired in January 1997 after 48 years with Commonwealth and its predecessor companies. Roy has been a trusted friend and associate. He will be deeply missed by the organization.

Looking forward, 1997 promises to be as exciting as 1996. We are enthusiastic about the future and our continuing evolution from a traditional savings bank to a larger, more profitable community bank. Recognizing this evolution and reflecting our optimism about the future, we changed the name of the Bank from "Commonwealth Savings Bank" to "Commonwealth Bank" in 1996. Additionally, to accommodate growth and to better control operating expenses, we moved our corporate headquarters from Malvern, Pennsylvania to Norristown, Pennsylvania in early 1997.

Although our organization has and will continue to experience great change, our fundamental business philosophies remain constant. These philosophies include a commitment to strong credit quality, prudent risk management, and a continued focus on community and mortgage banking. Our commitment to customer service is reflected in the corporate slogan prominently displayed in each of our branches. "Putting the Customer First" has been the foundation of our past achievements and will be the hallmark of Commonwealth's future success.

The Board of Directors and management are proud of Commonwealth's accomplishments in 1996, and look enthusiastically toward the future. However, we recognize that the Company's past accomplishments would not have been possible, and its future prospects not as bright, without the loyal support of our customers, shareholders and friends, nor without the hard work and dedication of all Commonwealth employees. We are grateful to each of you.

Sincerely,

/s/ CHARLES H. MEACHAM

Charles H. Meacham
Chairman of the Board and Chief Executive Officer

[PHOTO]

SUPERMARKET BANK
BRANCHES OFFER
EXTRAORDINARY
CONVENIENCE TO
CUSTOMERS AND
SIGNIFICANT MARKETING
OPPORTUNITIES AND COST
SAVINGS TO THE BANK.


RETAIL BANKING

Much of Commonwealth's past, and anticipated future, success has been founded on the expansion and strengthening of its retail banking franchise in southeast Pennsylvania. In this regard, the Company's strategy has been directed toward building a full-service community bank, with localized service and decision making, capable of thriving in competition with much larger regional and national banks.

A key aspect of the retail strategy has involved increasing the Company's presence in markets in which it chooses to compete. At year-end 1996, Commonwealth had a total of 53 retail branch offices in its eight county region of Berks, Bucks, Chester, Delaware, Lehigh, Lebanon, Montgomery, and Philadelphia Counties, Pennsylvania. This compared to 36 locations in seven counties at year-end 1995. The growth in the retail branch network in 1996 was attributable to the acquisition of twelve former Meridian branches, as well as to the opening of four new supermarket branches and one traditional branch.

On June 28, 1996, Commonwealth completed the acquisition of twelve former branch offices of Meridian Bank located in Berks and Lebanon Counties. In connection with this transaction, the Company assumed approximately $379.7 million of deposits and acquired approximately $122.4 million of single-family residential, commercial and consumer loans. This acquisition provided Commonwealth with an excellent distribution network, deposit market share of approximately 8% in Berks County, solid retail and business customer relationships, and talented branch staff in counties contiguous to our historical markets in southeast Pennsylvania.

During the year, the Bank also continued to implement its supermarket banking strategy, increasing the number of supermarket branches from 10 to 14. These branches provide a number of advantages over traditional branches, offering extraordinary convenience to customers and significant marketing opportunities and cost advantages to the Bank.

Customers benefit from supermarket branches because, from the standpoint of convenience, supermarket branches are open seven-days-per-week (12 hours per day Monday through Saturday, and 4 hours on Sunday) and the majority are located in newer, larger supermarkets where weekly customer counts average in excess of 12,000. Studies have shown that customers visit the grocery store an average of 2.2 times per week. Recognizing this, Commonwealth's supermarket banking strategy is directed toward enabling customers to do their banking when and where it is convenient for them.

Commonwealth also benefits from supermarket branches, as they provide increased opportunity to market the Bank's financial products and services by putting Commonwealth "in the walking path" of thousands of potential customers every day. Additionally, supermarket banking enables the Bank to improve market penetration more quickly and at significantly lower cost than would be possible through traditional branches.

Another important aspect of Commonwealth's retail banking strategy has involved the broadening of the Company's product offering and delivery capabilities.
For example, in 1996, the Bank increased its automated teller machine ("ATM") network to 48 ATMs, strategically located in or near our existing traditional and supermarket branches. Also, in 1996, the Bank expanded its customer service phone center and introduced the Commonwealth VISA(R) credit card and Commonwealth CheckCard. The Commonwealth CheckCard is a debit card through which customers can make purchases, from any merchant accepting VISA(R) or MAC(R), and have the amount of the purchase deducted directly from their checking account.

Through an agreement with Independent Financial Marketing Group, Inc., a third party marketing firm, the Bank offers a full line of investment services to its customers, including asset allocation products and retirement planning services. Sales of mutual funds and annuities through this program totaled $27.3 million in 1996, or 24% above the $22.1 million sold in 1995. Fee income related to these products improved to $0.5 million in 1996, up from $0.3 million in 1995.

Commonwealth expects to continue to expand and strengthen its retail banking franchise in the future. Five supermarket branches are scheduled to open during 1997, and the Bank expects to add approximately 10 ATMs. Commonwealth will also continue to explore ways to expand its product line to increase customer convenience and Bank profitability.

NUMBER OF BANK BRANCH
LOCATIONS

Dec. 31, 1994    26
Dec. 31, 1995    36
Dec. 31, 1996    53

DEPOSIT BALANCES

Dec. 31, 1995    $0.9 BILLION
Dec. 31, 1994    $1.1 BILLION
Dec. 31, 1996    $1.5 BILLION

THE BANK HAS ACHIEVED SIGNIFICANT GROWTH IN BRANCH OFFICES AND
DEPOSITS SINCE YEAR-END 1994.

[PHOTO]
JOHN DAVIS, TREASURER, AND FRANK CARSON, PRESIDENT, CARSON SERVICES, INC. REVIEW PLANS WITH COMMONWEALTH BANKING OFFICER, CHRISTOPHER MCDERMOTT. THE 30 YEAR-OLD COMPANY RECENTLY TRANSFERRED ITS BANKING RELATIONSHIP TO COMMONWEALTH.


BUSINESS BANKING

One of the key elements of Commonwealth's transition from a traditional savings bank to a full-service community bank has been the development of a business banking program to meet the needs of businesses located in markets served by our retail branch network. Commencing in late 1993, Commonwealth expanded its commercial lending activities by developing the capacity to make loans to local businesses, including loans secured by owner-occupied commercial real estate, in its primary market area in southeast Pennsylvania.

Similar to the Company's retail banking strategy, Commonwealth's business banking strategy has focused on building a full-service institution, with localized service and decision making, capable of competing effectively with larger regional and national banks, which are not as consistently focused on the small business market. In 1996, the Bank made significant investments in products, staffing and support systems to meet the needs of local businesses. In particular, the Bank expanded its product offering in the cash management area, which now includes sweep, zero balance and controlled disbursement account capabilities, as well as on-line access to up-to-date account information through Commonwealth's PC Treasury Station. Commonwealth now has a staff of 11 commercial lenders and expects to add 3 more during 1997.

Commonwealth's target market is comprised of businesses in its eight county region having annual revenues of under $10.0 million. While the Bank has the legal lending capacity to extend credit in much larger amounts, most credits are under $1.0 million, reflecting prudent risk management and the relatively modest credit needs, in absolute terms, of this borrowing segment.

For credit exposures of up to $2.5 million, credit risk is managed through the Credit Policy and Loan Administration Department, under the supervision of the Chief Credit Officer. Approval authority for exposures above $2.5 million rests with the Commercial Loan Credit Committee which, in addition to the Chief Credit Officer, is comprised of other senior officers of the Bank.

The Company is beginning to experience tangible benefits from its efforts to prudently manage growth in business banking. For example, during 1996, business deposits increased to $49.6 million, compared to $24.1 million at year-end 1995. Additionally, commercial loans, exclusive of loans guaranteed by the Small Business Administration, increased nearly five-fold from $12.2 million at December 31, 1995, to $70.8 million at the end of 1996. Importantly, the Company's growth in business banking has been achieved without incurring undue credit risk. Nonperforming commercial loans totaled only $1.5 million, or 2%, of the Bank's commercial loan portfolio at year end 1996.

THE BANK HAS
ACHIEVED SIGNIFICANT
GROWTH IN BUSINESS
LOANS AND DEPOSITS
SINCE YEAR-END 1994.

BUSINESS LOAN GROWTH

Dec. 31, 1994    $6.4 MILLION
Dec. 31, 1995    $12.2 MILLION
Dec. 31, 1996    $70.8 MILLION

BUSINESS DEPOSIT
GROWTH

Dec. 31, 1994    $17.7 MILLION
Dec. 31, 1995    $24.1 MILLION
Dec. 31, 1996    $49.6 MILLION

[PHOTO]
COMMONWEALTH IS
PROUD OF ITS HERITAGE
AS A MORTGAGE LENDER.  THE BANK HAS BEEN
HELPING PEOPLE BUY HOMES FOR OVER 50 YEARS.

MORTGAGE BANKING

Commonwealth is proud of its long heritage as a mortgage lender. Through ComNet Mortgage Services, a division of the Bank, Commonwealth is involved in retail and wholesale mortgage originations, securitization and sale of mortgage loans, and mortgage servicing. ComNet focuses its business in the I-95 corridor between Rhode Island and Virginia.

With respect to the origination of mortgage loans, ComNet's strategy has been to focus on retail originations in those markets where the Company's local presence gives it a competitive advantage. In 1996, retail mortgage loan originations totaled $228.3 million, an increase of 29% compared to $176.8 million in 1995. The growth in retail mortgage originations was particularly strong in those Pennsylvania counties in which the Bank has branches, and was supported, in part, by the opening of a new ComNet branch in Allentown, Pennsylvania. In markets where Commonwealth has a banking presence, additional bank products are offered to mortgage customers.

The origination of mortgages on a retail basis will continue to be a strategic focus for ComNet in the future. Commonwealth's commitment to this business was highlighted in early 1997 with the acquisition of selected assets and offices of Homestead Mortgage, Inc., a mortgage banking company headquartered in Millersville, Maryland. Among the offices acquired from Homestead were production branches located in Millersville, Bethesda, Whitemarsh, and Woodlawn, Maryland, and Media, Pennsylvania. In 1996, these branches originated approximately $160.0 million in mortgages in Virginia, Maryland, Delaware, Pennsylvania, and the District of Columbia. This acquisition gives Commonwealth an excellent opportunity to expand an already profitable core business in important Mid-Atlantic markets much faster than would be possible through de novo branch expansion. Under the terms of the transaction, the acquired offices will continue to operate under the Homestead Mortgage name in Maryland, Virginia, and the District of Columbia.

Wholesale mortgage originations totaled $233.8 million in 1996, compared to $318.0 million in 1995. The decrease in this portion of ComNet's business was attributable to ComNet's strategy of focusing on mortgage originations in those markets in which it has a local presence. Also contributing to the decrease in wholesale originations was ComNet's disciplined approach to wholesale pricing, which is driven primarily by economic, rather than volume, considerations.

From the standpoint of loan sales, ComNet's strategy is to sell, to investors in the secondary market, substantially all of the fixed rate loans which conform to Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC") guidelines. Substantially all of the jumbo fixed rate loans and adjustable rate loans are retained by the Bank. ComNet's net gain on the sale of mortgage loans more than doubled in 1996 to $2.1 million, from $0.9 million in 1995.

ComNet generally retains the rights to service the conventional loans it sells, with the exception of those loans insured by the Federal Housing Administration or guaranteed by the Veterans Administration. To further leverage Commonwealth's investment in the mortgage servicing business, ComNet is also a subservicer for other mortgage lenders who desire access to ComNet's systems and servicing expertise. At December 31, 1996, ComNet's mortgage servicing portfolio totaled $2.1 billion, an increase of 13% from $1.9 billion at year-end 1995. Reflecting the run-off of more favorably priced historical mortgage servicing rights, and the sale of out-of-market servicing rights, mortgage servicing fees decreased to $5.2 million in 1996, compared to $5.5 million in 1995.

MORTGAGE LOAN SERVICING PORTFOLIO

Dec. 31, 1994    $1.7 BILLION
Dec. 31, 1995    $1.9 BILLION
Dec. 31, 1996    $2.1 BILLION

COMNET GENERALLY RETAINS THE RIGHT TO SERVICE THE CONVENTIONAL LOANS IT SELLS. COMNET IS ALSO A SUBSERVICER FOR OTHER MORTGAGE LENDERS WHO DESIRE ACCESS TO COMNET'S SYSTEMS AND SERVICING EXPERTISE. AS A RESULT, COMNET'S SERVICING PORTFOLIO HAS STEADILY INCREASED SINCE 1994.

[PHOTO]
VICE PRESIDENT ROBERT GEHRING AND BANKING OFFICER MICHAEL KRAYNYAK REVIEW CONSTRUCTION PROGRESS AT FRANKLIN AND NOBLE MANOR, A COMMONWEALTH BANK FINANCED 18 UNIT AFFORDABLE HOUSING PROJECT FOR SENIOR CITIZENS LOCATED IN
SHOEMAKERSVILLE, PENNSYLVANIA. THE BUILDING WAS FORMERLY AN ABANDONED TEXTILE MILL.

COMMUNITY ACTIVITIES

As a community bank, Commonwealth reflects the strength of the communities it serves. An important aspect of maintaining strong and healthy communities involves having a sufficient quantity of affordable housing. The Bank is committed to facilitating the financing of affordable housing in southeast Pennsylvania. The Company's Community Reinvestment Act ("CRA") rating of "1" or "Outstanding" is evidence of that commitment. This top rating reflects Commonwealth's achievement in fair lending and outreach programs relating to lower income and minority households.

Commonwealth's involvement in community sponsored events is further evidence of its commitment to serve lower income and minority households. For example, Commonwealth contributed its time, efforts and financial support to the ACORN & Friends Bank Fair '96. The goal of this community event, sponsored by the Association of Community Organizations for Reform Now ("ACORN"), is to bring together local bankers, lower income persons, and small business entrepreneurs from urban Philadelphia, to assist the latter groups with their banking needs.

Commonwealth's community involvement also includes the support, financial and otherwise, of a number of different organizations, each having a similar goal of making our community a better place to live and work. Additionally, as individuals, our employees serve the community through a number of volunteer efforts. While the list of donations and involvements is extensive, among the most meaningful of these activities over the past several years has been the sponsorship of an annual community golf outing for the benefit of Children's Hospital of Philadelphia. This event represents a wonderful opportunity to help a truly worthy cause, while spending an enjoyable day with friends and customers within the community.

DETAILED FINANCIAL HIGHLIGHTS  Commonwealth Bancorp, Inc. and Subsidiaries

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following selected consolidated financial and other data of the Company does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein including without limitation the Consolidated Financial Statements. (Dollars in thousands, except per share and ratio data)


=========================================================================================================================
                                                                              DECEMBER 31,
                                        ---------------------------------------------------------------------------------
SELECTED FINANCIAL CONDITION DATA:             1996              1995            1994             1993            1992
-------------------------------------------------------------------------------------------------------------------------
Total assets                             $2,119,961        $1,455,700      $1,213,960       $1,175,797      $1,219,463
Cash, interest-bearing deposits and
     short-term investments                  60,102            50,177          45,913          112,992         137,078
Investment securities                        53,935            46,896          78,412           37,585          21,509
Mortgage-backed securities                  752,707           463,353         430,119          386,747         333,967
Loans held for sale                          17,335            26,001          18,533           79,839          83,143
Loans receivable, net                     1,113,114           796,735         583,144          498,974         571,047
Intangible assets                            51,220            17,279           1,737            2,812           4,637
Mortgage servicing rights                     7,677             6,855           6,941            7,091          11,725
Deposit accounts                          1,491,450         1,076,549         853,519          882,222         860,981
FHLB advances                               175,000           120,614          61,214           84,914         119,014
Other borrowings                            176,674            82,666         147,470           87,359         122,956
Shareholders' equity                        231,924           137,036         116,905           82,425          72,902
Tangible shareholders' equity (1)           180,704           119,757         115,168           79,613          68,265

                                                                      YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------------
SELECTED OPERATING DATA:                       1996              1995            1994             1993            1992
-------------------------------------------------------------------------------------------------------------------------
Interest income                            $127,306         $  97,153       $  80,374         $ 85,056       $  93,386
Interest expense                             66,352            49,691          36,860           39,467          49,124
-------------------------------------------------------------------------------------------------------------------------
Net interest income                          60,954            47,462          43,514           45,589          44,262
Provision for loan losses                       601               578             168              710           4,494
-------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for
     loan losses                             60,353            46,884          43,346           44,879          39,768
Net gain on sales of mortgage loans           2,056               939             318            5,420           2,361
Other noninterest income                     13,617            11,820          12,617            9,174          12,487
Amortization of intangible assets             4,542             1,598           1,076            1,825           2,111
Noninterest expenses, exclusive of
     amortization of intangible assets       57,365            40,666          41,445           42,913          51,661
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes                   14,119            17,379          13,760           14,735             844
Income taxes                                  4,781             6,124           4,515            5,212             745
-------------------------------------------------------------------------------------------------------------------------
Net income                                 $  9,338         $  11,255       $   9,245         $  9,523       $      99
=========================================================================================================================
Earnings per common share                  $   0.72(3)            N/A(2)          N/A(2)           N/A(2)          N/A(2)
=========================================================================================================================
Dividends per share                        $   0.24(3)      $    0.24(3)    $    0.18(3)           N/A(2)          N/A(2)
=========================================================================================================================

OTHER DATA:
Number of full-service customer facilities (4)   53                36              26               26              27
Number of loan origination offices (5)            7                 7               9               10               9
Loans serviced for others (in millions)    $  1,340         $   1,264       $   1,254         $  1,271       $   1,414

                                                                 AT OR FOR THE YEAR ENDED DECEMBER 31,
KEY OPERATING RATIOS:                        ----------------------------------------------------------------------------
PERFORMANCE RATIOS: (6)                          1996          1995            1994             1993            1992
-------------------------------------------------------------------------------------------------------------------------
Return on assets                                0.51%         0.85%           0.77%            0.81%           0.01%
Return on equity                                4.97%         8.95%           8.02%           12.55%           0.13%
Interest-earning assets to
   interest-bearing liabilities               106.41%       106.20%         108.51%          104.60%         102.80%
Interest rate spread (7)                        3.30%         3.55%           3.55%            3.94%           3.87%
Net interest margin (7)                         3.54%         3.80%           3.83%            4.10%           3.99%
Noninterest expenses, exclusive of
 amortization of intangible assets, to assets   3.11%         3.06%           3.46%            3.64%           4.32%
ASSET QUALITY RATIOS:
Non-performing assets to total assets at end
    of period (8)                               0.43%         0.51%           0.52%            1.26%           1.42%
Allowance for loan losses to non-performing
    loans at end of period                    123.74%       120.86%         167.90%          122.26%          93.01%
Allowance for loan losses to total loans held
    for investment at end of period             0.89%         0.93%           1.22%            1.42%           1.18%
CAPITAL AND OTHER RATIOS:
Equity to assets                               10.17%         9.46%           9.62%            6.45%           6.25%
Tangible equity to assets at end of period      8.52%         8.23%           9.49%            6.77%           5.60%
Dividend payout ratio (9)                      33.50%        17.14%          15.69%            N/A(2)          N/A(2)

(1) Shareholders' equity less intangible assets.

(2) Not applicable, as the Company completed its Conversion and Reorganization on June 14, 1996.

(3) All periods have been adjusted to reflect the conversion of 2.0775 shares of Company common stock for each share of Bank common stock.

(4) Includes ten supermarket branch offices at December 31, 1995 and 14 supermarket branch offices at December 31, 1996.

(5) Consists of offices of ComNet Mortgage Services ("ComNet"), a division of the Bank.

(6) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

(7) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(8) Non-performing assets consist of non-accrual loans, real estate acquired through foreclosure or by deed-in-lieu thereof and non-performing investment securities.

(9) Aggregate dividends divided by net income.

MANAGEMENT'S DISCUSSION AND ANALYSIS  Commonwealth Bancorp, Inc. and
Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

  Commonwealth Bancorp, Inc. ("Commonwealth" or the "Company"), a Pennsylvania corporation, is the holding company for Commonwealth Bank ("Bank"). On June 14, 1996, the Company completed an offering of common stock in connection with the second step Conversion and Reorganization of Commonwealth Mutual Holding Company, the former parent company of the Bank, from the mutual holding company form of ownership to the stock holding company form (the "Conversion and Reorganization"). In the offering, 9.9 million shares of common stock of the Company were sold in a subscription and community offering at $10.00 per share. In addition, 8.1 million shares of common stock of the Company were issued in exchange for shares of stock of the Bank previously held by public stockholders at an exchange ratio of 2.0775 shares for each share of Bank common stock, resulting in 18.0 million shares of common stock of the Company outstanding at the Conversion and Reorganization.

  The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets (principally loans, mortgage-backed securities and investment securities), and interest expense on interest-bearing liabilities (principally deposits and borrowings). Net interest income is determined by the interest rate spread (the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities) and the relative amount of interest-earning assets and interest-bearing liabilities.

  The Company's results of operations also are affected by the provision for loan losses, resulting from management's assessment of the adequacy of the allowance for loan losses; the level of noninterest income, including deposit fees and related income, servicing fees, and gains and losses relating to the sale of loans and real estate owned; the level of non-interest expense, including compensation and employee benefits, occupancy and office expense, and deposit insurance premiums; and income tax expense.

  The Bank is a community-oriented full-service bank which emphasizes customer service and convenience. As part of this strategy, the Bank has developed a wide variety of products and services which meet the needs of its retail and business customer base. The Bank generally has sought to achieve long-term financial strength by increasing the amount and stability of its net interest income and noninterest income, and by maintaining a high level of asset quality. In pursuit of these goals, the Bank has adopted a number of complementary business strategies, including emphasis on the following: controlled growth of the Bank's retail branch network through de novo supermarket branching and through acquisitions of traditional branches; increased focus on consumer and business lending, in addition to the lending and deposit products and services traditionally offered by savings associations; controlled growth of the mortgage banking business; maintenance of excellent asset quality and strong capital levels; and prudent management of interest rate risk.

  The Bank is a Federally chartered stock savings bank, regulated by the Office of Thrift Supervision ("OTS"). The Bank conducts business from its executive offices in Norristown, Pennsylvania and, as of December 31, 1996, 53 full-service offices located in southeast Pennsylvania. Prior to February 1997, the Bank's executive offices were located in Malvern, Pennsylvania.

  ComNet Mortgage Services ("ComNet"), a division of the Bank, also currently located in Norristown, conducted business at December 31, 1996 through seven loan origination offices located in Pennsylvania, Connecticut, New Jersey, and Rhode Island. ComNet also conducts business through its wholesale network,
which includes correspondents in 29 states.   During January 1997, Commonwealth
Bank, through ComNet, acquired selected assets of Homestead Mortgage, Inc., a mortgage company headquartered in Millersville, Maryland. Among the assets acquired by ComNet were production branches located in Millersville, Bethesda, Whitemarsh, and Woodlawn, Maryland, and Media, Pennsylvania.

BRANCH ACQUISITIONS

  On June 28, 1996, the Company completed the acquisition of twelve former branch offices of Meridian Bank located in Berks County (ten offices) and Lebanon County (two offices), Pennsylvania from CoreStates Bank (the "Branch Acquisition"). In connection with this transaction, the Company assumed approximately $379.7 million of deposits and acquired approximately $122.4 million of single-family residential, commercial and consumer loans. In addition, Commonwealth received approximately $3.1 million of real property and approximately $215.8 million of cash, net of a deposit premium of approximately $38.4 million.

  The Company assigned $14.7 million of the cost of the Branch Acquisition to the value of the core deposit intangible asset, which is being amortized on an accelerated basis over approximately 10 years. The excess of the cost over the identifiable assets acquired, less liabilities assumed, was recorded as goodwill. This amount, which totaled $23.7 million, is being amortized on a straight-line basis over approximately 13 years.

  The Company acquired four branches and the related deposits from Fidelity Federal Savings and Loan Association ("Fidelity Federal") on July 29, 1995. The branches had deposits totaling $197.4 million at the time of closing. The acquisition premium was comprised of $3.3 million of core deposit intangible and $13.8 million of goodwill, and is being amortized on a straight-line basis over 10 and 13 years, respectively.

  Management of the Company believes that the Meridian and Fidelity Federal acquisitions were strategically important, as the Company's market presence and core deposit base in southeast Pennsylvania were significantly improved through the transactions.

CHANGES IN FINANCIAL CONDITION

  GENERAL. Total assets increased by $664.3 million, or 46%, from $1.5 billion at December 31, 1995, to $2.1 billion at December 31, 1996. The major component of this increase was directly related to the cash proceeds obtained through the Branch Acquisition. The cash proceeds were reinvested during the period into other interest-earning assets. Also, in 1996, Commonwealth completed its Conversion and Reorganization from the mutual holding company form of ownership to its current public stock holding company form. The first step in that process was completed in 1994 with the initial public offering of approximately 45% of the shares of common stock of the Bank. The second step occurred in June 1996 with the completion of a public offering of shares representing the remaining portion of the Company's common stock. This second offering generated net proceeds of $88.8 million and resulted in a total of
18.0 million shares of common stock outstanding at that time. The Conversion and Reorganization, the Branch Acquisition and the related reinvestment of proceeds led to increases in loans receivable, mortgage-backed securities, and intangible assets.

  CASH, INTEREST-BEARING DEPOSITS AND SHORT-TERM INVESTMENTS (COLLECTIVELY "CASH AND CASH EQUIVALENTS"). Cash and cash equivalents increased by $9.9 million, or 20%, from $50.2 million at December 31, 1995, to $60.1 million at December 31, 1996. The Company invested the high level of liquidity resulting from its 1996 common stock offering and the Branch Acquisition primarily in loans receivable, mortgage-backed securities, and investment securities. As a matter of policy, the Company generally emphasizes investments in loans receivable, and mortgage-backed securities in order to enhance the weighted average yield on its interest-earning assets.

  MORTGAGE LOANS HELD FOR SALE. Mortgage loans held for sale decreased by $8.7 million, or 33%, from $26.0 million at December 31, 1995, to $17.3 million at December 31, 1996. The decrease was attributable to a decline in loan production during the fourth quarter of 1996, as compared to the same period in 1995, as a result of ComNet's strategy of focusing on mortgage originations in those markets in which it has a local presence. Also contributing to the decrease in originations was ComNet's disciplined approach to wholesale pricing which is driven primarily by economic, rather than volume, considerations.

  INVESTMENT SECURITIES. Investment securities increased by $7.0 million, or 15%, from $46.9 million at December 31, 1995, to $53.9 million at December 31, 1996. The increase was primarily the result of purchases of U.S.Treasury and U.S. Government agency securities. Investment securities classified as held to maturity are carried at amortized cost and are adjusted for amortization of premiums and accretion of discounts over the life of the related security pursuant to the level-yield method. Investment securities classified as available for sale are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. There were no investment securities classified as held to maturity at December 31, 1996 and December 31, 1995. Investment securities classified as available for sale totaled $53.9 million at December 31, 1996, compared to $46.9 million at December 31, 1995. The net unrealized gain on available for sale investment securities was $0.1 million at December 31, 1996, compared to $0.5 million at December 31,1995.

  The Company invests primarily in U.S. Treasury and U.S. Government agency securities with maturities of less than five years. As part of its investment policy, the Company also has the ability to invest in non-federally insured debt and equity securities. These investments generally yield a higher rate of return and involve a higher risk of loss than comparable U.S. Treasury and U.S. Government agency securities and serve to diversify the Company's investment portfolio.

  MORTGAGE-BACKED SECURITIES. Mortgage-backed securities increased by $289.4 million, or 62%, from $463.4 million at December 31, 1995, to $752.7 million at December 31, 1996. Mortgage-backed securities classified as held to maturity totaled $237.7 million at year-end 1996, compared to $251.3 million at year-end 1995. Mortgage-backed securities classified as available for sale totaled $515.0 million at December 31, 1996, compared to $212.0 million at December 31, 1995. The net unrealized gain on available for sale mortgage-

MANAGEMENT'S DISCUSSION AND ANALYSIS  Commonwealth Bancorp, Inc. and
Subsidiaries

backed securities was $3.1 million at year-end 1996, compared to $3.6 million at year-end 1995. The Company increased its holdings of mortgage-backed securities during 1996 through the investment of excess cash generated by its secondary stock offering and the Branch Acquisition.

  Mortgage-backed securities generally increase the quality of the Company's assets by virtue of the insurance or guarantees related to the securities, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. At December 31, 1996 and 1995, $511.8 million, or 68%, and $409.7 million, or 88%, respectively, of the Company's mortgage-backed securities were issued or guaranteed by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") or the Federal National Mortgage Association ("FNMA"). As part of its investment policy, the Company also has the ability to invest in private and other mortgage-backed securities. These non-federally insured mortgage-backed securities, which are generally rated AA or better, yield a higher rate of return and involve a higher risk of loss than comparable mortgage-backed securities issued by the GNMA, the FHLMC, or the FNMA, and serve to further diversify the Company's mortgage-backed securities portfolio. At December 31, 1996, private and other mortgage-backed securities totaled $240.9 million, or 32%, of the Company's $752.7 million mortgage-backed securities portfolio.

   LOANS RECEIVABLE. Loans receivable increased by $316.4 million, or 40%, from $796.7 million at December 31, 1995, to $1.1 billion at December 31, 1996. The increase was primarily due to the $122.4 million loan portfolio acquired in the Branch Acquisition, the Company's continued emphasis on building its adjustable rate mortgage portfolio, as well as its consumer and commercial loan portfolios, and the closing of $79.9 million of bulk loan purchases during 1996.

  Total loans originated and purchased by ComNet for the year ended December 31, 1996, decreased by $32.7 million, or 7%, from $494.8 million for the year ended December 31, 1995, to $462.1 million for the year ended December 31, 1996. The $32.7 million decrease in ComNet's production was primarily attributable to a decrease in originations generated through ComNet's Wholesale Lending Department. This Department originates loans through a network of correspondent brokers in 29 states. All loans are underwritten under the same criteria as those used for retail originations. Registered applications and closed loans relating to ComNet's wholesale network totaled $390.5 million and $233.8 million, respectively, during the year ended December 31, 1996, compared to $545.6 million and $318.0 million, respectively, during the year ended December 31, 1995.

  During 1994, the Company expanded its lending capacity to include the origination of commercial loans in order to diversify its loan portfolio. Experienced commercial lenders have been hired to facilitate this expansion.
In addition, on June 28, 1996, the Company acquired $44.4 million of commercial loans in conjunction with the Branch Acquisition. As of December 31, 1996, commercial loans, [other than loans guaranteed by the Small Business Administration ("SBA")] totaled $70.8 million, or 6%, of the Company's total loan portfolio, as compared to $12.2 million, or 2%, at December 31, 1995. At December 31, 1996, commercial loans (other than SBA loans) were comprised of $35.5 million of commercial real estate loans and $35.4 million of business loans. At December 31, 1995, commercial loans (other than SBA loans) were comprised of $9.4 million of commercial real estate loans and $2.8 million of business loans. Commercial loans are generally considered to have a greater risk than single-family residential mortgage loans because the risk of borrower default is greater, and the collateral is more likely to decline in value and may be more difficult to liquidate than single-family residences.

  NON-PERFORMING ASSETS. The Company's non-performing assets, which primarily consist of non-accrual loans and real estate acquired through foreclosure, increased by $1.8 million, or 24%, from $7.4 million at December 31, 1995 to $9.1 million at December 31, 1996. At December 31, 1996, the Company's $9.1 million of non-performing assets amounted to 0.43% of total assets and consisted of $8.1 million of non-accrual loans, $5.2 million of which were single-family residential loans, and $1.1 million of real estate owned.

  ALLOWANCE FOR LOAN LOSSES.   The Company's allowance for loan losses amounted
to $10.0 million at December 31, 1996, as compared to $7.5 million at December 31, 1995. The increase in the allowance for loan losses in 1996 was primarily due to $2.4 million in allowance established in connection with the Branch Acquisition. It is management's policy to maintain an allowance for estimated losses on loans based upon an assessment of prior loss experience, the volume and type of lending conducted by the Company, industry standards, past due loans, general economic conditions, and other factors related to the collectibility of the loan portfolio. At December 31, 1996, the Company's allowance for loan losses amounted to 124% of total non-performing loans and 0.89% of total loans held for investment, as compared to 121% of total non-performing loans and 0.93% of total loans held for investment at December 31, 1995. The Company utilizes these percentages as only one of the factors in assessing the adequacy of the allowance for loan losses at various points in time. The provision for loan losses totaled $0.6 million for the full years
1996 and 1995.   For the full year 1996, net loan losses totaled $0.5 million, or .05% of average loans, compared to $0.4 million, or .06%, in 1995.

  INTANGIBLE ASSETS. The Company's intangible assets consist of goodwill and core deposit intangibles ("CDI") recorded in connection with the acquisitions of the Meridian branches in 1996 and the Fidelity Federal branches in 1995. Goodwill was also recorded relating to the acquisition of First Family Federal Savings and Loan Association ("First Family") in 1982. The Meridian CDI are being amortized on an accelerated basis over approximately 10 years. The Meridian goodwill and Fidelity Federal goodwill and CDI are being amortized on a straight-line basis over the period to be benefited, ranging between 10 and 13 years. The goodwill relating to the acquisition of First Family was fully amortized using the level-yield method over the actual lives of the long-term interest-earning assets of the acquired institution.

  The following is a summary of intangible assets as of December 31, 1996 and 1995 (in thousands):

=========================================================
                                         DECEMBER 31,
                                   ----------------------
                                    1996           1995
---------------------------------------------------------
Goodwill (Meridian)                $22,791       $    --
CDI (Meridian)                      13,199            --
Goodwill (Fidelity Federal)         12,398        13,456
CDI (Fidelity Federal)               2,832         3,162
Goodwill (First Family)                --            661
---------------------------------------------------------
Total                              $51,220       $17,279
=========================================================


  MORTGAGE SERVICING RIGHTS. In recent years, the Company, acting through ComNet, has emphasized the servicing of residential mortgage loans as a source of fee income. At December 31, 1996, ComNet's total servicing portfolio was
$2.1 billion, compared to $1.9 billion at December 31, 1995.   During the year
ended December 31, 1996, ComNet's servicing portfolio increased by $236.9 million, or 13%. At December 31, 1996 and December 31, 1995, ComNet was servicing $1.3 billion and $1.3 billion, respectively, of third party loans, as well as $747.8 million and $586.8 million, respectively, of loans held by the Company for investment and sale. At December 31, 1996 and December 31, 1995, purchased mortgage servicing rights ("PMSRs") totaled $2.2 million and $3.0 million, respectively. At the same dates, capitalized excess servicing fees totaled $3.6 million and $3.8 million, respectively.

  On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights." The Company, through ComNet, acquires mortgage servicing rights through the purchase and origination of mortgage loans which are sold or securitized, generally with servicing retained. SFAS No. 122 requires the Company to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (exclusive of mortgage servicing rights) based on their relative fair values. The Company is required to periodically assess its capitalized mortgage servicing rights for impairment, based upon the discounted cash flow of the rights disaggregated within their predominant risk characteristics. Any impairment would be recognized through a valuation allowance. Application of this pronouncement was required for mortgage servicing rights acquired relating to loans sold or securitized commencing January 1, 1996, without retroactive capitalization of mortgage servicing rights retained in such transactions before adoption of the pronouncement. For the year ended December 31, 1996, the Company recorded originated mortgage servicing rights ("OMSRs") of $1.9 million, net of a $0.9 million valuation allowance.

  From time to time, ComNet evaluates PMSRs as a means of enhancing noninterest income. In 1990 and 1991, ComNet paid $19.1 million to acquire the servicing rights related to $1.1 billion of loans. In addition, during 1994, ComNet began purchasing whole loans through a wholesale lending network. In connection with the purchase of these loans, a premium is paid to the correspondent or broker for the right to service such loans, which is recorded as PMSRs.

  The amounts paid to purchase PMSRs have been capitalized. In addition, on a loan by loan basis, the premiums paid to correspondents or brokers for the right to service whole loans are capitalized when such purchases meet the current accounting requirements for capitalization. These amounts are amortized over the estimated servicing lives of the loans to which they relate, using a level-yield method over the contractual life of the underlying mortgage loans, and an estimated prepayment assumption. The prepayment assumption is reviewed quarterly and the amortization is adjusted based on actual prepayments, if necessary. Amortization of PMSRs, which is a component of the Company's other noninterest expense, amounted to $0.5 million, $0.5 million, and $0.2 million during 1996, 1995, and 1994, respectively. PMSRs amounted to $2.2 million at December 31, 1996, as compared to $3.0 million at December 31, 1995, and $2.8 million at December 31, 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS  Commonwealth Bancorp, Inc. and
Subsidiaries

================================================================================
  The following table sets forth an analysis of the activity in the Company's PMSRs during the periods indicated.

                                                                                   Unpaid Principal Balance of
                                         Carrying Value of PMSRs                 Serviced Loans Relating to PMSRs
                                         Year Ended December 31,                     Year Ended December 31,
                                   ----------------------------------------   ---------------------------------------
                                     1996          1995           1994           1996           1995           1994
                                                                    (In Thousands)
---------------------------------------------------------------------------------------------------------------------
Balance, beginning of period       $3,026        $2,809         $2,948       $291,274       $265,973       $356,000
Acquisitions                          103           679             56         10,114         67,637          5,600
Amortization/Paydown                 (511)         (462)          (195)       (60,587)       (42,336)       (95,627)
Sales                                (375)           --             --        (34,896)            --             --
---------------------------------------------------------------------------------------------------------------------
Balance, end of period             $2,243        $3,026         $2,809       $205,905       $291,274       $265,973
=====================================================================================================================

  ComNet also has sought to expand its mortgage servicing portfolio by increasing the amount of loans originated and sold by it on a servicing-retained basis. When loans are sold on a servicing-retained basis and the stated servicing fee rate differs from the normal contracted servicing fee rate, the mortgage servicing value associated with the rate differential is used to calculate a gain or loss on sale. These excess mortgage servicing fees are capitalized and amortized using a level-yield method over the estimated life of the loans sold. The prepayment assumption utilized in this estimate is reviewed quarterly and the amortization is adjusted based on actual prepayments, if necessary. Capitalized excess mortgage servicing fees amounted to $3.6 million at December 31, 1996, $3.8 million at December 31, 1995, and $4.1 million at December 31, 1994.

  Amortization of capitalized excess mortgage servicing fees, which is a component of the Company's servicing fee income, amounted to $0.4 million, $0.8 million, and $0.3 million, during 1996, 1995, and 1994, respectively. The decrease in amortization recorded during 1996, as compared to 1995, was primarily the result of a decrease in prepayments and refinancing of mortgage loans during 1996. The significant increase in amortization of capitalized mortgage servicing fees recorded during 1995, as compared to 1994, was due to declining mortgage interest rates, which triggered higher prepayment activity.

================================================================================
  The following table sets forth the activity in the Company's capitalized excess servicing fees during the periods indicated.

                                                                                   Unpaid Principal Balance of
                                      Carrying Value of Capitalized                 Serviced Loans Relating to
                                          Excess Servicing Fees                  Capitalized Excess Servicing Fees
                                         Year Ended December 31,                      Year Ended December 31,
                                   --------------------------------------     ---------------------------------------
                                     1996          1995           1994           1996           1995           1994
                                                                    (In Thousands)
---------------------------------------------------------------------------------------------------------------------
Balance, beginning of period       $3,829        $4,132         $4,143       $697,000       $690,000       $733,000
Amortization/Paydown                 (412)         (780)          (261)      (162,799)      (121,000)      (120,000)
Acquisitions                          156           477            250        102,801        128,000         77,000
---------------------------------------------------------------------------------------------------------------------
Balance, end of period             $3,573        $3,829         $4,132       $637,002       $697,000       $690,000
=====================================================================================================================

  OMSRs, recorded for the first time in 1996 relating to the January 1, 1996 implementation of SFAS No. 122, amounted to $1.9 million at December 31, 1996, net of a valuation allowance.

================================================================================
  The following table sets forth the activity in the Company's capitalized
OMSRs during the periods indicated.

                                                                                     Unpaid Principal Balance of
                                         Carrying Value of OMSRs                  Serviced Loans Relating to OMSRs
                                         Year Ended December 31,                      Year Ended December 31,
                                  ---------------------------------------    ----------------------------------------
                                    1996           1995           1994           1996           1995           1994
                                                                    (In Thousands)
---------------------------------------------------------------------------------------------------------------------
Balance, beginning of period       $   --          $ --           $ --      $      --           $ --           $ --
Amortization/Paydown                 (136)           --             --        (20,897)            --             --
Acquisitions                        1,997            --             --        220,604             --             --
---------------------------------------------------------------------------------------------------------------------
Balance, end of period             $1,861          $ --           $ --      $ 199,707           $ --           $ --
=====================================================================================================================



  During 1996, the Company recorded as a component of its servicing fee income, $0.1 million in amortization of OMSRs.

  At December 31, 1996, the weighted average coupons on loans relating to the Company's PMSRs, capitalized excess servicing fees, and OMSRs were 9.9%, 7.8%, and 7.4%, respectively.

  DEPOSITS. Deposits increased by $414.9 million, or 39%, to $1.5 billion at December 31, 1996, from $1.1 billion at December 31, 1995. This increase was primarily attributable to the assumption of $379.7 million of deposits relating to the Branch Acquisition in June 1996.

  BORROWINGS. The Company's borrowings are primarily comprised of advances from the Federal Home Loan Bank of Pittsburgh ("FHLB") and securities sold
under agreements to repurchase.   FHLB advances increased by $54.4 million, or
45%, to $175.0 million at December 31, 1996, from $120.6 million at December
31, 1995.   Repurchase agreements increased by $95.6 million, or 118%, to
$176.7 million at December 31, 1996, from $81.1 million at December 31, 1995. The Company's borrowings are used to fund lending and investment activities, withdrawals from deposit accounts, and other disbursements which occur in the normal course of business. Dependent upon the funding requirements and interest rate risk considerations, these borrowings are hedged with off-balance-sheet financial instruments. See "Asset and Liability Management."

  SHAREHOLDERS' EQUITY. At December 31, 1996, shareholders' equity equaled $231.9 million, compared to $137.0 million at December 31, 1995. This increase of $94.9 million, or 69%, was primarily the result of $88.8 million of net proceeds relating to the Company's offering of common stock and net income of $9.3 million for the year ended December 31, 1996.

  At December 31, 1996, the Bank's tangible and core capital represented 6.6% of adjusted total assets, which was in excess of the 1.5% and 3.0% minimum regulatory requirements. The Bank's tangible and core capital represented 8.2% of adjusted total assets at December 31, 1995. The decrease in the tangible and core capital ratios in 1996 was primarily attributable to the increase in intangibles related to the Branch Acquisition. At December 31, 1996, the Bank's risk-based capital totaled 14.2% of total risk-weighted assets, which exceeded the minimum 8.0% requirement.

  In 1996, the Board of Directors authorized the purchase of 0.4 million shares to fund the 1996 Management Recognition Plan. Of that amount, 0.1 million shares were purchased in December 1996 and 0.3 million shares were purchased in January 1997. In addition, in 1997, the Company initiated the repurchase of up to 0.9 million shares to be used for general corporate purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS  Commonwealth Bancorp, Inc. and
Subsidiaries

================================================================================
AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

  The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

                                                                          Year Ended December 31,
                                                     1996                            1995                          1994
                                       ---------------------------------------------------------------------------------------------
                                                             Average                         Average                        Average
                                        Average                Yield/  Average                Yield/    Average              Yield/
                                        Balance    Interest  Rate (5)  Balance     Interest  Rate (5)   Balance   Interest  Rate (5)
                                                                          (Dollars in Thousands)
------------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable (1):
    Mortgage loans:
      Single-family residential      $  724,844   $ 54,849     7.57%  $  507,809    $41,222    8.12%  $  384,372   $30,193     7.86%
    Consumer loans                      140,806     12,698     9.02      105,316     10,291    9.77       97,815     8,846     9.04
    Commercial real estate loans         26,566      2,035     7.66        6,865        618    9.00        4,577       407     8.89
    Business loans                       39,984      3,093     7.74       34,205      2,665    7.79       38,616     2,309     5.98
                                     ----------   --------            ----------    -------           ----------   -------
        Total loans receivable          932,200     72,675     7.80      654,195     54,796    8.38      525,380    41,755     7.95
                                     ----------   --------            ----------    -------           ----------   -------
Loans held for sale                      39,639      2,927     7.38       41,978      3,208    7.64       44,229     2,799     6.33
Mortgage-backed securities              654,586     45,471     6.95      472,651     33,587    7.11      427,532    28,920     6.76
Investment securities                    63,018      3,386     5.37       59,885      3,754    6.27       82,603     4,247     5.14
Other earning assets(2)                  31,192      2,847     9.13       20,462      1,808    8.84       56,447     2,653     4.70
                                     ----------   --------            ----------    -------           ----------   -------
  Total interest-earning assets       1,720,635    127,306     7.40    1,249,171     97,153    7.78    1,136,191    80,374     7.07
                                                  --------                          -------                        -------
Non-interest-earning assets             126,810                           80,598                          63,334
                                     ----------                       ----------                      ----------
  Total assets                       $1,847,445                       $1,329,769                      $1,199,525
                                     ==========                       ==========                      ==========
Interest-bearing liabilities:
  Deposits:
    Demand deposits(3)               $  472,755     12,182     2.58   $  402,753     11,172    2.77   $  389,148     8,940     2.30
    Passbook savings deposits           240,579      5,072     2.11      136,678      2,841    2.08      142,549     2,934     2.06
    Certificates of deposit             609,510     32,104     5.27      414,360     21,740    5.25      317,300    12,950     4.08
                                     ----------   --------            ----------    -------           ----------   -------
      Total deposits                  1,322,844     49,358     3.73      953,791     35,753    3.75      848,997    24,824     2.92
                                     ----------   --------            ----------    -------           ----------   -------
    Total Borrowings                    294,098     16,994     5.78      222,437     13,938    6.27      198,045    12,036     6.08
                                     ----------   --------            ----------    -------           ----------   -------
      Total interest-bearing
        liabilities(4)                1,616,942     66,352     4.10    1,176,228     49,691    4.23    1,047,042    36,860     3.52
Non-interest bearing liabilities         42,665   --------                27,793    -------               37,147    ------
                                     ----------                       ----------                      ----------
      Total liabilities               1,659,607                        1,204,021                       1,084,189
                                     ----------                       ----------                      ----------
Shareholders' equity                    187,838                          125,748                         115,336
                                     ----------                       ----------                      ----------
      Total liabilities and equity   $1,847,445                       $1,329,769                      $1,199,525
                                     ==========                       ==========                      ==========
Net interest-earning assets          $  103,693                       $   72,943                      $   89,149
                                     ==========                       ==========                      ==========
Net interest income/interest
  rate spread                                     $ 60,954     3.30%                $47,462    3.55%               $43,514     3.55%
                                                  ========  ========                =======  =======               =======   =======
Net interest margin                                            3.54%                           3.80%                           3.83%
                                                            ========                         =======                         =======
Ratio of average interest-earning
  assets to average
  interest-bearing liabilities                               106.41%                         106.20%                         108.51%
                                                            ========                         =======                         =======

(1) The average balance of loans receivable includes non-performing loans, interest on which is recognized on a cash basis.
(2) Includes FHLB stock, money market accounts, FHLB deposits and interest earning bank deposits.

(3)  Includes checking and money market accounts.

(4) Includes interest expense associated with interest rate swaps and interest rate caps.

(5)  Annualized.

RATE/VOLUME ANALYSIS

  The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to
(i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (changes in rate multiplied by changes in volume).

                                               1996 compared to 1995                              1995 compared to 1994
                                             Increase (decrease) due to                         Increase (decrease) due to
                                        --------------------------------------------------------------------------------------------
                                                                          Total Net                                       Total Net
                                                                  Rate/    Increase                              Rate/     Increase
                                            Rate     Volume      Volume   (Decrease)      Rate    Volume        Volume    (Decrease)
                                                                                (In Thousands)
------------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable:
     Mortgage loans:
        Single-family residential         $(2,796)  $17,618     $(1,195)   $13,627   $1,009       $9,696     $   324       $11,029
     Consumer loans                          (794)    3,468        (267)     2,407      712          678          55         1,445
     Commercial real estate loans             (92)    1,774        (265)     1,417        5          203           3           211
     Business loans                           (19)      450          (3)       428      700         (264)        (80)          356
------------------------------------------------------------------------------------------------------------------------------------
        Total loans receivable             (3,701)   23,310      (1,730)    17,879    2,426       10,313         302        13,041
Loans held for sale                          (108)     (179)          6       (281)     581         (142)        (30)          409
Mortgage-backed securities                   (754)   12,928        (290)    11,884    1,461        3,052         154         4,667
Investment securities                        (536)      196         (28)      (368)     931       (1,168)       (256)         (493)
Other earning assets                           60       948          31      1,039    2,335       (1,691)     (1,489)         (845)
------------------------------------------------------------------------------------------------------------------------------------
Total net change in income on interest-
  earning assets                           (5,039)   37,203      (2,011)    30,153    7,734       10,364      (1,319)       16,779

Interest-bearing liabilities:
   Deposits:
     Demand deposits                         (794)    1,942        (138)     1,010    1,855          313          64         2,232
     Passbook savings deposits                 41     2,160          30      2,231       29         (121)         (1)          (93)
     Certificates of deposit                   85    10,239          40     10,364    3,698        3,961       1,131         8,790
------------------------------------------------------------------------------------------------------------------------------------
        Total deposits                       (668)   14,341         (68)    13,605    5,582        4,153       1,194        10,929
   Borrowings                                (968)    4,333        (309)     3,056      374        1,482          46         1,902
------------------------------------------------------------------------------------------------------------------------------------
Total net change in expense on interest-
   bearing liabilities                     (1,636)   18,674        (377)    16,661    5,956        5,635       1,240        12,831
------------------------------------------------------------------------------------------------------------------------------------
Net change in net interest income         $(3,403)  $18,529     $(1,634)   $13,492   $1,778       $4,729     $(2,559)     $  3,948
====================================================================================================================================

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND
1995

  GENERAL. Net income was $9.3 million, or $0.72 per common share, for the year ended December 31, 1996, as compared to $11.3 million during 1995. Earnings per share for years prior to 1996 are not comparable as a result of the Company's Conversion and Reorganization in 1996. The decrease in net income in 1996, compared to 1995, was primarily due to a $4.5 million after-tax charge relating to the recapitalization of the Savings Association Insurance Fund ("SAIF") in the third quarter of 1996. Exclusive of this one-time charge, net income would have been $13.9 million, or $1.06 per common share, in 1996.

  NET INTEREST INCOME. Net interest income increased by $13.5 million, or 28%, to $61.0 million for the year ended December 31, 1996, as compared to $47.5 million in 1995. The increase was primarily attributable to sharply higher interest-earning asset levels, which increased from $1.2 billion in 1995, to $1.7 billion in 1996. The increase in average interest-earning assets was primarily attributable to the

MANAGEMENT'S DISCUSSION AND ANALYSIS  Commonwealth Bancorp, Inc. and
Subsidiaries


Meridian and Fidelity Federal branch acquisitions and to the leveraging of the
capital raised in the June 1996 Conversion and Reorganization.   Funds received
in these transactions in excess of loans purchased were primarily invested in mortgage-backed securities. Also contributing to the increase in average interest-earning assets in 1996 was an increase in the Company's supermarket banking activities.

  Total interest income was $127.3 million in 1996, or 31% above the $97.2 million in 1995. The increase in interest income during the year ended December 31, 1996 was primarily attributable to the $471.5 million increase in average interest-earning assets compared to 1995, offset, in part, by a 38 basis point decrease in the average yield on interest-earning assets.

  Total interest expense was $66.4 million in 1996, or 34% above the $49.7 million in 1995. The increase in interest expense during 1996, compared to 1995, was caused by higher balances of average interest-bearing liabilities, primarily related to the Meridian and Fidelity Federal branch acquisitions and deposit growth related to the expansion of the Company's supermarket branch network. Partially offsetting this increase in interest expense was a 13 basis point decrease in the weighted average rates paid on interest-bearing liabilities during 1996, compared to 1995.

  For the full year 1996, the net interest margin was 3.54%, compared to 3.80% in 1995. The decrease was attributable to a 25 basis point decrease in the net interest spread and a 1 basis point decrease in the favorable effect relating to interest free funds. The decrease in the full year net interest spread was primarily attributable to a lower average spread on the Company's residential mortgage loan portfolio, which, in part, was due to a less favorable interest rate environment in 1996.

  PROVISION FOR LOAN LOSSES. Provision for loan losses amounted to $0.6 million during the years ended December 31, 1996 and 1995. As of December 31, 1996, the allowance for loan losses amounted to $10.0 million, or 0.89% of loans and 124% of non-performing loans. At December 31, 1996, non-performing loans represented 0.72% of total loans, and non-performing assets represented 0.43% of total assets. The Company maintains the allowance for loan losses at a level which it believes is sufficient to absorb estimated future credit losses relating to the loan portfolio.

  NONINTEREST INCOME. Total noninterest income was $15.7 million in 1996, or 23% above the $12.8 million in 1995. The increase was attributable, in part, to a $1.5 million increase in deposit fees. The increase in full year deposit fees was attributable to the Branch Acquisition, growth in supermarket branches, and expansion of Commonwealth's business banking activities. The net gain on sales of mortgage loans increased by $1.1 million, primarily as a result of the capitalization of mortgage servicing rights relating to the January 1, 1996 implementation of SFAS No. 122, "Accounting for Mortgage Servicing Rights." Other income for the year ended December 31, 1996 increased by $1.7 million, as compared to 1995, primarily due to a favorable litigation settlement, the sale of a branch property, and the reversal of a contingent liability. The foregoing increases in noninterest income more than offset a $1.1 million decrease in gain on sales of foreclosed real estate, and the $0.5 million gain relating to the sale of two branch properties during 1995. Net gain on sales of foreclosed real estate decreased by $1.1 million, to a loss of $0.2 million during the year ended December 31, 1996, from a gain of $0.9 million during 1995.

  NONINTEREST EXPENSE. Total noninterest expense was $61.9 million in 1996, or 46% above the $42.3 million in 1995. The increase was due, in part, to a $7.1 million increase in FDIC premiums, $6.8 million of which represented a one-time charge to recapitalize the SAIF. Higher expenses relating to the Branch Acquisition, growth in supermarket branches, and expansion of business banking activities also contributed to the increase in noninterest expense in 1996. During 1996, Commonwealth also recorded approximately $0.8 million in one-time expenses associated with the Branch Acquisition, and $0.3 million in one-time charges relating to a management reorganization.

  Amortization of intangible assets was $4.5 million in 1996, compared to $1.6 million in 1995. This increase was primarily due to increased amortization related to the Branch Acquisition. In that transaction, the Company recorded $38.4 million of combined goodwill and core deposit intangibles, which are being amortized over 13 and 10 years, respectively.

  INCOME TAXES. Income tax expense amounted to $4.8 million and $6.1 million during 1996 and 1995, respectively, reflecting an effective tax rate of 34% in 1996 and 35% in 1995. As of December 31, 1996, the Company had a deferred tax asset of $1.1 million, which was net of a valuation allowance of $1.6 million.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995 AND
1994

  GENERAL. Net income was $11.3 million for the year ended December 31, 1995, as compared to $9.2 million during 1994. The increase in net income was primarily attributable to growth in Commonwealth's businesses in 1995, relative to 1994.

  NET INTEREST INCOME. Net interest income was $47.5 million in 1995, or 9% above the $43.5 million in 1994. The increase was primarily attributable to a 10% increase in interest-earning assets from $1.1 billion in 1994, to $1.2 billion in 1995. The increase in interest-earning assets was primarily the result of the Fidelity Federal branch acquisition and the associated deployment of funds received in that transaction.

  Total interest income was $97.2 million in 1995, or 21% above the $80.4 million in 1994. The increase in interest income during the twelve month period ended December 31, 1995 resulted from the increase in average interest-earning assets, as well as an increase in the average yield on those assets of 71 basis points.

  Total interest expense was $49.7 million in 1995, or 35% above the $36.9 million in 1994. The increase was primarily due to the combined effect of an increase in average interest-bearing liabilities during 1995, as compared to 1994, and to an increase in the average rate paid on those liabilities. Average interest-bearing liabilities increased by $129.2 million during the year ended December 31, 1995, as compared to 1994, primarily due to the increase in deposits from the Fidelity Federal transaction. The average rate paid on interest-bearing liabilities increased to 4.23% for the year ended December 31, 1995, from 3.52% in 1994.

  For the full year 1995, the net interest margin was 3.80%, compared to 3.83% in 1994. The decrease was attributable to a decline in the favorable effect relating to interest free funds.

  PROVISION FOR LOAN LOSSES. Provision for loan losses amounted to $0.6 million during the year ended December 31, 1995, as compared to $0.2 million during 1994. The increase related to an increase in delinquent mortgage loans in the New England area. As of December 31, 1995, Commonwealth's allowance for loan losses amounted to $7.5 million, or 0.93% of loans and 121% of non-performing loans. At December 31, 1995, non-performing loans represented 0.77% of total loans, and non-performing assets represented 0.51% of total assets. The Company maintains the allowance for loan losses at a level which it believes is sufficient to absorb estimated future credit losses relating to the loan portfolio.

  NONINTEREST INCOME. Total noninterest income was $12.8 million in 1995, or 1% below the $12.9 million in 1994. The decrease in noninterest income for the year ended December 31, 1995, as compared to 1994, was primarily attributable to the non-recurring gain recorded on the sale of a non-performing commercial paper investment during 1994, and a decrease in servicing fee income in 1995, offset, in part, by an increase in the net gain on sales of mortgage loans and foreclosed real estate in 1995.

  Servicing fee income was $5.5 million in 1995, or 4% below the $5.8 million in 1994. The decrease was primarily attributable to a $0.4 million write-down of capitalized excess servicing fees during the fourth quarter of 1995 to reflect higher prepayment estimates caused by declining mortgage interest rates.

  The net gain on sales of mortgage loans was $0.9 million in 1995, compared to $0.3 million in 1994. These gains were attributable to ComNet's secondary market activities. The improvement in the net gain on sales of mortgage loans was influenced by increased servicing released sales of loans during the third and fourth quarters of 1995, which partially offset increased loan origination and hedging costs associated with increased loan production from ComNet's wholesale correspondent network.

  The net gain on sales of foreclosed real estate was $0.9 million in 1995, compared to $0.2 million in 1994. The increase was primarily attributable to the sale of certain residential properties located in Bucks County, Pennsylvania.

  NONINTEREST EXPENSE. Total noninterest expense was $42.3 million in 1995, or 1% below the $42.5 million in 1994. This decrease was primarily due to a reduction in compensation and employee benefits expense, which was partially offset by increases in the amortization of intangible assets and other noninterest expense.

  Compensation and employee benefits expense was $20.5 million in 1995, or 9% below the $22.5 million in 1994. The decrease was primarily the result of non-recurring operational restructuring charges in 1994 associated with the Company's Performance Enhancement Program, as well as lower commissions paid to loan originators and lower health insurance and pension costs during 1995.

  Amortization of intangible assets was $1.6 million in 1995, or 49% above the $1.1 million in 1994. This increase was primarily due to increased amortization relating to the Fidelity Federal acquisition, in which the Company recorded $17.1 million of combined goodwill and core deposit intangibles, which are being amortized over 13 and 10 years, respectively.

   Other noninterest expense was $9.1 million in 1995, or 15% above the $7.9 million in 1994. This increase was primarily attributable to increased costs associated with the Fidelity Federal acquisition, and increased expenses associated with the addition of nine new supermarket branch offices during 1995.

   INCOME TAXES. Income tax expense amounted to $6.1 million and $4.5 million during 1995 and 1994, respectively, representing an effective tax rate of 35% in 1995 and 33% in 1994. As of December 31, 1995, the Company had a deferred tax asset of $1.6 million, which was net of a valuation allowance of $1.7 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS  Commonwealth Bancorp, Inc. and
Subsidiaries


ASSET AND LIABILITY MANAGEMENT

  The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when interest-rate sensitive assets exceed interest-rate sensitive liabilities, and is considered negative when interest-rate sensitive liabilities exceed interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities generally would result in an increase in net interest income, while a positive gap within shorter maturities generally would have the opposite effect.

  The Company's asset and liability management policy is established by the Asset/Liability Committee of the Company and reviewed by the Company's Board of Directors at least annually. Such policy is implemented by the Investment Committee, which is comprised of members of senior management and meets bi-weekly. Currently, the Company manages the imbalance between its interest-earning assets and interest-bearing liabilities within shorter maturities to ensure that such relationships are within acceptable ranges, given the Company's business strategies and objectives and its analysis of market and economic conditions.

  The Company's analysis of the gap between its interest-earning assets and interest-bearing liabilities within specified periods includes the effects of certain hedging techniques which are used by the Company to manage interest rate risk. The techniques which are used by the Company for this purpose include interest-rate swap agreements, interest-rate cap agreements, and interest-rate collar agreements. Interest-rate swaps are contractual agreements pursuant to which the parties exchange interest payments on a specified principal amount (referred to as the "notional amount") for a specified period, without the exchange of the underlying principal amount. The Company agrees to make fixed interest payments on a specified notional amount and the counter party makes variable rate payments to the Company on the same amount at the London Interbank Offer Rate ("LIBOR") or the prime rate less 2%. An interest-rate cap agreement is an agreement pursuant to which the seller of the cap agrees to pay the buyer the difference between the actual interest rate and the strike rate set forth in the contract if the actual interest rate is higher than the strike rate. The Company receives intermittent interest payments based on the spread between the variable month LIBOR rate and the strike rate of the caps if the variable month LIBOR is higher than the strike rate. An interest rate collar combines an interest rate cap and an interest rate floor (one held and one written). An interest rate floor is a contract in which the floor writer, in return for a premium, agrees to limit the risk associated with a decline in interest rates based on a notional amount. If rates fall below an agreed upon strike rate, the floor holder will receive cash payment from the floor writer equal to the difference between the market rate and an agreed upon strike rate multiplied by the notional principal amount.

  The Company generally uses interest rate swaps, caps, and collars to effectively fix the cost of short-term funding sources which are used to purchase interest-earning assets with longer effective maturities, such as mortgage-backed securities and fixed-rate residential mortgage loans which do not meet the criteria for sale to the FNMA or the FHLMC in the secondary market. Such agreements reduce the impact of increases in interest rates by preventing the Company from having to replace funding sources at a higher cost prior to the time that the interest-earning assets, which were acquired with such sources, mature or reprice.

  The net effect of the Company's interest rate swaps, caps, and collars was to increase the Company's interest expense by $0.5 million, $39,000, and $1.6 million during the years ended December 31, 1996, 1995, and 1994, respectively. Although the impact of the interest rate swaps, caps, and collars has been to reduce the Company's net interest income in recent periods, they have served to decrease the imbalance between the Company's interest-earning assets and interest-bearing liabilities within shorter maturities, thereby reducing the Company's exposure to increases in interest rates that may occur in the future.

  The following tables set forth the interest-rate swap agreements, interest-rate cap agreements, and interest-rate collar agreements which the Company had entered into as of December 31, 1996.

==========================================================
Interest-rate                       December 31, 1996
swap agreements:                      Interest Rates
                                 -------------------------
                                               Floating
                  Notional           Fixed        Rate
Maturity      Principal Amount     Rate Paid    Received
----------------------------------------------------------
           (Dollars in Thousands)
02/18/97         $ 10,000            5.05%       5.50%
05/09/97           10,000            7.11        6.25
11/08/97           10,000            7.14        6.25
11/10/97           10,000            7.04        6.25
11/20/97           25,000            5.68        5.50
01/17/98           30,000            5.31        5.62
11/20/98           25,000            5.78        5.50
12/23/98           12,500            6.06        5.59
01/17/99           20,000            5.45        5.62
12/23/99           12,500            6.20        5.59
                ---------
Total            $165,000            5.89(1)     5.69(1)
                =========

(1) Reflects weighted average rates at December 31, 1996.

==========================================================
Interest-rate                        December 31, 1996
cap agreements:                        Interest Rates
                                --------------------------
                  Notional                        Index
Maturity      Principal Amount    Strike Rate     Rate
----------------------------------------------------------
           (Dollars in Thousands)
09/21/97          $ 5,000            5.54%       5.59%
02/18/98           15,000            5.25        5.50
                 --------
Total             $20,000            5.32(1)     5.52(1)
                 ========


(1) Reflects weighted average rates at December 31, 1996.

==========================================================
Interest-rate                        December 31, 1996
collar agreements:                     Interest Rates
                                --------------------------
                  Notional           Floor         Cap
Maturity      Principal Amount    Strike Rate     Rate
----------------------------------------------------------
           (Dollars in Thousands)
06/09/97          $10,000            5.25%        6.10%
==========================================================

  In evaluating its interest rate risk position, the Company also has the ability to utilize the foregoing hedging techniques to mitigate the overall balance sheet interest rate risk exposure. During 1996, $35.0 million of interest-rate swaps matured, and were replaced with $75.0 million of interest-rate swap agreements having maturities of two to three years, in order to reduce the Company's negative gap position.

  The Company's investment in servicing rights also provides some protection against increases in interest rates. In addition to providing servicing fees, management believes that servicing rights provide the Company with a long-term hedge against increasing interest rates which counteracts the effects of such rates on the market value of certain of its interest-earning assets, such as fixed-rate loans and securities. Generally, in an increasing interest rate environment, servicing rights increase in value and produce higher income as a result of slower prepayments of the underlying mortgages. Such an increase in value and income can offset the loss of value and income on fixed-rate loans and securities. Conversely, the loss of value and income on servicing rights in a generally declining interest rate environment can be offset by the increase in value and income on loans and securities under such circumstances.

  In addition to the foregoing, the Company's strategies to manage interest rate risk include (i) increasing the interest sensitivity of its single-family residential loan portfolio through one, three, and five-year adjustable-rate loan programs, (ii) diversifying into other types of lending, which consist primarily of short-term and adjustable rate consumer and commercial loans,
(iii) maintaining a high level of investments with maturities of five years or less, (iv) promoting stable demand and other transaction accounts and, (v) maintaining a strong capital position.

MANAGEMENT'S DISCUSSION AND ANALYSIS  Commonwealth Bancorp, Inc. and
Subsidiaries

================================================================================

  The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1996, based on the information and assumptions set forth in the notes below.


                                                         Four to     More Than     More Than
                                          Within Three   Twelve     One Year to   Three Years  Over Five
                                             Months      Months     Three Years  to Five Years    Years       Total
                                                                    (Dollars in Thousands)
---------------------------------------------------------------------------------------------------------------------
Interest-earning assets (1):
Loans receivable (2):
     Single-family residential loans:
      Fixed                                  $ 13,009    $  37,356   $   75,344   $  54,437    $ 141,731   $  321,877
      Adjustable                               92,497      187,211       41,330     131,512       77,632      530,182
   Consumer loans                              62,603       19,246       36,775      23,483       25,865      167,972
   Commercial Real Estate                       7,882        3,165        6,384       4,613       12,009       35,053
   Commercial loans                            15,559        1,097        5,498      16,938       21,308       60,400
   Loans held for sale                         17,089           --           --          --           --       17,089
Mortgage-backed securities(3)                 145,540       85,843      137,675      97,613      286,036      752,707
Investment securities                           9,618       27,953        9,988       2,077       10,022       59,658
Other interest-earning assets(4)               15,111           --           --          --       11,159       26,270
---------------------------------------------------------------------------------------------------------------------
        Total                                $378,908   $  361,871   $  312,994   $ 330,673    $ 585,762   $1,970,208
=====================================================================================================================
Interest-bearing liabilities:
Deposits(5):
   NOW accounts (6)                          $  4,295    $  12,868   $   29,338   $  23,764    $ 101,302   $  171,567
   Passbook savings accounts (6)               15,999       47,998       83,995      47,247       64,850      260,089
   Money market deposit accounts              113,079      114,542       47,726       2,983          197      278,527
   Certificates of deposit                    231,207      248,892      199,292      23,378       17,541      720,310
FHLB advances                                 166,000        1,000        6,000       2,000           --      175,000
Repurchase agreements                          77,424       29,250       65,000       5,000           --      176,674
---------------------------------------------------------------------------------------------------------------------
        Total                                 608,004      454,550      431,351     104,372      183,890    1,782,167
---------------------------------------------------------------------------------------------------------------------
Hedge impact                                 (175,000)      60,000      115,000          --           --           --
---------------------------------------------------------------------------------------------------------------------
                                             $433,004    $ 514,550    $ 546,351   $ 104,372    $ 183,890   $1,782,167
Excess (deficiency) of interest-earning
  assets over interest-bearing
  liabilities                                $(54,096)   $(152,679)   $(233,357)  $ 226,301    $ 401,872   $  188,041
=====================================================================================================================
Cumulative excess (deficiency) of
  interest-earning assets over interest-
  bearing liabilities                        $(54,096)   $(206,775)   $(440,132)  $(213,831)   $ 188,041           --
=====================================================================================================================
Cumulative excess (deficiency) of
  interest-earning assets over interest-
  bearing liabilities as a percent of
  total assets                                  (2.55)%      (9.75)%    (20.76)%     (10.09)%       8.87%          --
=====================================================================================================================


(1) Adjustable-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, in each case as adjusted to take into account estimated prepayments based on assumptions used by the FDIC in assessing the interest rate sensitivity of savings associations in the Company's region.

(2) Balances have been reduced for non-performing loans, which amounted to $8.1 million at December 31, 1996.

(3)   Reflects estimated prepayments in the current interest rate environment.

(4)   Includes $11.2 million of stock in the FHLB of Pittsburgh.

(5)   Does not include non-interest-bearing deposit accounts.

(6) Although the Company's negotiable order of withdrawal ("NOW") accounts and passbook savings accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities based on the Company's retention of such deposits in changing interest rate environments. The above table assumes that funds will be withdrawn from the Company at the annual rate of 10% for NOW accounts and 25% for passbook savings accounts. If all of the Company's NOW accounts and passbook savings accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $557.3 million or 26% of total assets.

  Although "gap" analysis is a useful measurement device available to management in determining the existence of interest rate exposure, its static focus as of a particular date makes it necessary to utilize other techniques in measuring exposure to changes in interest rates. As a result, the Company, through simulation models, also analyzes on a quarterly basis the estimated effects on net interest income under multiple interest rate scenarios, including increases and decreases in interest rates amounting to 300, 200, and 100 basis points. Each scenario is modeled for a change in net interest income for two one-year periods. Similar simulation models are prepared to analyze the Company's net asset value, which is the present value of the cash flows generated by the Company's assets minus the present value of the cash flows generated by the Company's liabilities, plus or minus the net cash flows produced by off-balance sheet contracts. As of December 31, 1996, these analyses indicated that anticipated changes in the level of net interest income and net asset value over the various scenarios, were within limits approved by the Company's Board of Directors.

  The adverse effects of rising interest rates are likely to be offset, in part, by reduced amortization and increased market values of mortgage servicing rights, which are primarily attributable to decreased current and long-term prepayment rates used to value this asset. Similarly, the amortization of mortgage servicing rights will increase and the fair value will decrease during periods of declining interest rates.

  Management believes that the assumptions utilized to evaluate the vulnerability of the Company's operations to changes in interest rates approximate actual experience and considers them reasonable. However, the interest rate sensitivity of the Company's assets and liabilities in the above table could vary substantially if different assumptions were used or actual experience differs from the historical experience on which they are based.

REGULATORY CAPITAL REQUIREMENTS

  As a Federally chartered savings bank, the Bank is required to maintain regulatory capital sufficient to meet tangible, core, and risk-based capital ratios of 1.5%, 3.0%, and 8.0%, respectively.

================================================================================
  The following table sets forth the Bank's compliance with applicable
regulatory capital requirements at December 31, 1996   (in thousands):

                                                                                                      To Be Well
                                                                             Minimum                  Capitalized
                                                                           For Capital                For Prompt
                                                                             Adequacy              Corrective Action
                                                  Actual                    Purposes                   Provisions
                                         ------------------------      ---------------------    ----------------------
                                           Ratio          Amount         Ratio       Amount       Ratio        Amount
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets           9.0%       $  189,265
                                           ------
Intangible assets                                          (51,220)
                                                        -----------
Unrealized gains on available-for-sale
     securities, net of tax                                 (2,092)
                                                        -----------
Tangible capital, and ratio to
     OTS adjusted total assets               6.6%       $  135,953         1.5%      $30,692
                                           ------       ===========       -----      =======
Core capital, and ratio to OTS
     adjusted total assets                   6.6%       $  135,953         3.0%      $61,385        5.0%      $102,308
                                           ------       ===========       -----      =======      ------      ========
Core capital, and ratio to OTS
     risk-weighted assets                   13.2%       $  135,953                                  6.0%      $ 61,800
                                           ------       -----------                               ------      ========
Allowance for loan and lease losses                          9,971
                                                        -----------
Supplementary capital                                        9,971
                                                        -----------
Total risk-based capital, and ratio to
     OTS risk-weighted assets (1)           14.2%       $  145,924         8.0%      $82,400      10.0%       $103,000
                                           ------       ===========       -----      =======      -----       ========
OTS Total assets                                        $2,099,463
                                                        ===========
OTS Adjusted total assets                               $2,046,151
                                                        ===========
OTS Risk-weighted assets                                $1,030,000
                                                        ===========

(1) Does not reflect the interest rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

MANAGEMENT'S DISCUSSION AND ANALYSIS  Commonwealth Bancorp, Inc. and
Subsidiaries


LIQUIDITY AND COMMITMENTS

  The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Treasury, U.S. Government agency, and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain average liquid assets of not less than 5% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Additionally, OTS regulations require a minimum level of liquid assets, at any given time, equal to 1% or more of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. The Bank's liquidity, as measured for regulatory purposes, averaged 17.05% and 13.95% during the years ended December 31, 1996 and 1995, respectively, and amounted to 16.00% and 11.39% at December 31, 1996 and 1995, respectively. The Asset/Liability Committee of the Bank meets quarterly to review the Bank's liquidity position.

  At December 31, 1996, the Company had commitments to originate $11.9 million of loans, consisting of $9.6 million and $2.3 million of fixed-rate loans and adjustable-rate loans, respectively. At the same date, scheduled maturities of certificates of deposit during the succeeding 12 months amounted to $480.1 million, including $304.7 million within six months. Scheduled maturities of FHLB advances during the same 12-month period amounted to $167.0 million. Management of the Company believes that the Company has adequate resources to fund all of its commitments to the extent required, and that it can adjust the rates on certificates of deposit to retain deposits in changing interest rate environments.

IMPACT OF INFLATION AND CHANGING PRICES

  The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

   Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

   In December 1994, the Accounting Standards Division of the AICPA approved SOP 94-6, "Disclosure of Certain Significant Risks and Uncertainties." SOP 94-6 requires disclosures in the financial statements beyond those previously required or generally made in the financial statements about the risk and uncertainties existing as of the date of those financial statements in the following areas: nature of operations, use of estimates in the preparation of financial statements, certain significant estimates, and current vulnerability due to certain concentrations. The standard was effective for financial statements issued for fiscal years ending after December 15, 1995.

   In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which required the Company to change its accounting for mortgage servicing rights effective January 1, 1996. The Company, through ComNet, acquires mortgage servicing rights through the purchase and origination of mortgage loans which are sold or securitized, generally with servicing retained. According to SFAS No. 122, the Company must allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (exclusive of mortgage servicing rights) based on their relative fair values. The Company is required to periodically assess its capitalized mortgage servicing rights for impairment, based upon the discounted cash flow of the rights disaggregated within their predominant risk characteristics. Any impairment would be recognized through a valuation allowance. Application of this pronouncement was required for mortgage servicing rights acquired relating to loans sold or securitized commencing January 1, 1996, without retroactive capitalization of mortgage servicing rights retained in such transactions before adoption of the pronouncement. For the year ended December 31, 1996, the Company recorded originated mortgage servicing rights of $1.9 million, net of a $0.9 million valuation allowance.

  On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans. The statement encourages all entities to adopt a new method of accounting to measure the compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, permitted to continue to measure compensation cost for those plans using the intrinsic value based method of accounting. Disclosure is required for the effects on reported results of the fair value of options granted as if they had been used to measure compensation cost. Management of the Company has adopted the pro forma method of disclosure as described above.

  SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued in 1996 and is effective for 1997. SFAS No. 125 establishes standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 127 was also issued in 1996 and amended SFAS No. 125 by deferring for one year the effective date for certain provisions of SFAS No. 125. The Company intends to adopt SFAS No. 125, as amended, on January 1, 1997 and SFAS No. 127 on January 1, 1998, and does not anticipate the impact on the financial statements to be material.

                              REPORT OF MANAGEMENT


The management of Commonwealth Bancorp, Inc. (the "Company") is responsible for the preparation, integrity, and fair presentation of the Company's annual financial statements. The December 31, 1996 financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgements and estimates made by management. Management has also prepared other information included in this annual report and is responsible for its consistency with the financial statements.

The annual financial statements referred to above have been audited by Arthur Andersen LLP, who have been given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the board of directors, and committees of the board. Management believes that all representations made to Arthur Andersen LLPduring the audit were valid and appropriate.

Management is also responsible for establishing and maintaining the internal control structure over financial reporting and for the safeguarding and management of the Company's assets. The objective of the internal control structure is to provide reasonable assurance to management and the board of directors.

              - that the preparation of the institution's financial statements is in accordance with generally accepted accounting principles.

              - that adequate procedures are in effect to safeguard assets against unauthorized loss or disposition.

              - that adequate procedures are in effect over the management of assets including loan underwriting and documentation.

There are inherent limitations in the effectiveness of any internal control structure including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to reliability of financial statements and safeguarding and management of assets. Furthermore, any internal control structure will be affected by changes in circumstance.

Management has made its own assessment of the effectiveness of the Company's internal control structure over financial reporting as of December 31, 1996 in relation to the criteria described in the Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and the safeguarding and management of assets in relation to regulatory and COSO guidelines and prudent risk evaluation. Based on this assessment, management believes that, as of December 31, 1996, the Company's internal control structure was effective in achieving the objectives stated above.




/s/ CHARLES M. JOHNSTON                  /s/ CHARLES H. MEACHAM
--------------------------------         -----------------------------
Charles M. Johnston                      Charles H. Meacham
Senior Vice President and                Chairman of the Board and
Chief Financial Officer                  Chief Executive Officer

                              ARTHUR ANDERSEN LLP





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Commonwealth Bancorp, Inc.

We have examined management's assertion that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 1996, included in the accompanying management report.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal structure and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 1996, is fairly stated, in all material respects, based on Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.




Philadelphia, Pa.,                                  /s/ ARTHUR ANDERSEN LLP
   January 31, 1997

                              ARTHUR ANDERSEN LLP



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
Commonwealth Bancorp, Inc.


We have audited the accompanying consolidated balance sheets of Commonwealth Bancorp, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Bancorp, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Philadelphia, Pa.,                                  /s/ ARTHUR ANDERSEN LLP
 January 31, 1997

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


CONSOLIDATED BALANCE SHEETS (in thousands)


======================================================================================================================
                                                                                            DECEMBER 31,
                                                                             -----------------------------------------
             ASSETS                                                                 1996                       1995
----------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                        $   39,268                  $   31,994
Interest-bearing deposits                                                          15,111                       7,637
Short-term investments available for sale                                           5,723                      10,546
Mortgage loans held for sale                                                       17,335                      26,001
Investment securities (Note 2):
   Securities available for sale (cost of $53,815 and
      $46,364, respectively), at market value                                      53,935                      46,896
Mortgage-backed securities (Note 3):
   Securities held to maturity (market value of $239,447
      and $254,352, respectively), at cost                                        237,743                     251,330
   Securities available for sale (cost of $511,833 and
      $208,464, respectively), at market value                                    514,964                     212,023
Loans receivable, net (Note 4)                                                  1,113,114                     796,735
Accrued interest receivable, net (Note 5)                                          13,339                       9,060
FHLB stock, at cost                                                                11,159                       8,912
Premises and equipment, net (Note 6)                                               25,369                      20,687
Intangible assets (Note 1)                                                         51,220                      17,279
Mortgage servicing rights                                                           7,677                       6,855
Other assets, including net deferred taxes of $1,144
  and $1,579, respectively                                                         14,004                       9,745
----------------------------------------------------------------------------------------------------------------------
            Total assets                                                       $2,119,961                  $1,455,700
======================================================================================================================



                                  (Continued)

CONSOLIDATED BALANCE SHEETS Continued (in thousands)


======================================================================================================================
                                                                                             DECEMBER 31,
                                                                              ----------------------------------------
      LIABILITIES AND SHAREHOLDERS' EQUITY                                        1996                        1995
----------------------------------------------------------------------------------------------------------------------
Liabilities:
   Deposits (Note 7)                                                           $1,491,450                  $1,076,549
   Notes payable and other borrowings (Note 8):
      Secured notes due to Federal Home Loan Bank
         of Pittsburgh                                                            175,000                     120,614
      Securities sold under agreements to repurchase                              176,674                      81,112
      Other borrowings                                                                 --                       1,554
   Advances from borrowers for taxes and insurance                                 23,883                      25,797
   Accrued interest payable, accrued expenses and
      other liabilities                                                            21,030                      13,038
----------------------------------------------------------------------------------------------------------------------
                 Total liabilities                                              1,888,037                   1,318,664
----------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 11 and 13)

Shareholders' Equity:
   Preferred stock, $0.10 par value; 5,000,000 shares
      authorized; none issued                                                          --                          --
   Common stock, $0.10 par value; 30,000,000 and
      20,000,000 shares authorized; 17,953,613 and 8,628,884
      issued, at December 31, 1996 and December 31, 1995,
      respectively                                                                  1,795                         863
   Additional paid-in capital                                                     132,931                      36,686
   Retained earnings                                                              105,577                      99,165
   Unearned stock benefit plan compensation                                       (10,510)                     (2,337)
   Unrealized gain on marketable securities, net                                    2,131                       2,659
----------------------------------------------------------------------------------------------------------------------
                 Total shareholders' equity                                       231,924                     137,036
----------------------------------------------------------------------------------------------------------------------
                 Total liabilities and shareholders' equity                    $2,119,961                  $1,455,700
======================================================================================================================



The accompanying notes are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


CONSOLIDATED STATEMENTS OF INCOME (in thousands, except share amounts)


======================================================================================================================
                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------
                                                                        1996               1995                1994
----------------------------------------------------------------------------------------------------------------------
Interest income:
   Interest on loans                                                $    75,602            $58,004            $44,554
   Interest on investment securities                                      3,386              3,754              4,247
   Interest and dividends on deposits and money
       market investments                                                 2,847              1,808              2,653
   Interest on mortgage-backed securities                                45,471             33,587             28,920
----------------------------------------------------------------------------------------------------------------------
           Total interest income                                        127,306             97,153             80,374
----------------------------------------------------------------------------------------------------------------------

Interest expense:
   Interest on deposits (Note 7)                                         49,358             35,753             24,824
   Interest on notes payable and other borrowings                        16,994             13,938             12,036
----------------------------------------------------------------------------------------------------------------------
           Total interest expense                                        66,352             49,691             36,860
----------------------------------------------------------------------------------------------------------------------
           Net interest income                                           60,954             47,462             43,514
Provision for loan losses (Note 4)                                          601                578                168
----------------------------------------------------------------------------------------------------------------------
           Net interest income after provision for
               loan losses                                               60,353             46,884             43,346
----------------------------------------------------------------------------------------------------------------------

Noninterest income:
   Deposit fees and related income                                        5,414              3,877              3,670
   Servicing fees                                                         5,155              5,531              5,789
   Net gain on sales of mortgage loans                                    2,056                939                318
   Net gain on sales of securities                                           --                 --                860
   Net (loss) gain on sales of foreclosed real estate                      (245)               862                183
   Other                                                                  3,293              1,550              2,115
----------------------------------------------------------------------------------------------------------------------
           Total noninterest income                                      15,673             12,759             12,935
----------------------------------------------------------------------------------------------------------------------

Noninterest expense:
   Compensation and employee benefits                                    25,584             20,484             22,472
   Occupancy and office operations                                        8,891              7,474              7,749
   FDIC premium                                                           9,239              2,174              1,996
   Amortization of intangible assets                                      4,542              1,598              1,076
   Advertising and promotion                                              1,816              1,423              1,313
   Other                                                                 11,835              9,111              7,915
----------------------------------------------------------------------------------------------------------------------
           Total noninterest expense                                     61,907             42,264             42,521
----------------------------------------------------------------------------------------------------------------------
           Income before income taxes                                    14,119             17,379             13,760
Income tax provision (Note 9)                                             4,781              6,124              4,515
----------------------------------------------------------------------------------------------------------------------
Net income                                                          $     9,338            $11,255            $ 9,245
======================================================================================================================
Weighted average number of shares outstanding                        13,033,566                N/A                N/A
======================================================================================================================
Earnings per share                                                  $      0.72                N/A                N/A
======================================================================================================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands)



===================================================================================================================================
                                                                                                               Unrealized
                                                                                                  Unearned     Gain (Loss)
                                                       Common             Additional               Stock      on Marketable
                                                       Shares     Common   Paid-in    Retained  Benefit Plan  Securities,
                                                     Outstanding  Stock    Capital    Earnings  Compensation      net        Total
-----------------------------------------------------------------------------------------------------------------------------------
Adjusted shareholders' equity at January 1, 1994           --    $    --   $     --     $  82,425     $    --   $ 7,312   $ 89,737
    Net income                                             --         --         --         9,245          --        --      9,245
    Dividends                                              --         --         --        (1,358)         --        --     (1,358)
    Release of 55,651 ESOP shares                          --         --        203            --         585        --        788
    Amortization of unearned compensation                  --         --         --            --         296        --        296
    Decrease in unrealized gain on marketable
        securities, net of tax                             --         --         --            --          --   (13,831)   (13,831)
    Mutual Holding Company conversion                   4,750        475         --          (575)         --        --       (100)
    Issuance of common stock                            3,850        385     35,813            --      (3,685)       --     32,513
    ESOP shares purchased at market                        --         --         --            --        (385)       --       (385)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                            8,600        860     36,016        89,737      (3,189)   (6,519)   116,905
    Net income                                             --         --         --        11,255          --        --     11,255
    Dividends                                              --         --         --        (1,827)         --        --     (1,827)
    Release of 53,224 ESOP shares                          --         --        385            --         556        --        941
    Amortization of unearned compensation                  --         --         --            --         296        --        296
    Exercise of stock options                              29          3        285            --          --        --        288
    Decrease in unrealized loss on marketable
        securities, net of tax                             --         --         --            --          --     9,178      9,178
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                            8,629        863     36,686        99,165      (2,337)    2,659    137,036
    Net income                                             --         --         --         9,338          --        --      9,338
    Dividends                                              --         --         --        (3,026)         --        --     (3,026)
    Release of ESOP shares  (c)                            --         --        341            --         826        --      1,167
    Amortization of unearned compensation                  --         --         --            --         288        --        288
    Exercise of stock options                              14          1        135            --          --        --        136
    Decrease in unrealized gain on marketable
        securities, net of tax                             --         --         --            --          --      (528)      (528)
    Issuance and exchange of common stock as a
        result of the conversion/reorganization(a)(b)   9,311        931     95,769            --      (7,898)       --     88,802
    Assets consolidated from Commonwealth
        Mutual Holding Company                             --         --         --           100          --        --        100
    Common stock acquired by stock benefit plans           --         --         --            --      (1,389)       --     (1,389)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                           17,954    $ 1,795   $132,931      $105,577    ($10,510)  $ 2,131   $231,924
===================================================================================================================================


(a) Includes 3,889,598 shares of Commonwealth Bank outstanding at June 14,
    1996, converted into 8,080,538 shares of Commonwealth Bancorp, Inc. based on the 2.0775 exchange ratio; 9,872,155 shares of Commonwealth Bancorp, Inc. sold in the subscription and community offering; and the cancellation of 4,752,000 shares of Commonwealth Bank previously held by Commonwealth
    Mutual Holding Company.

(b) Of the 9,872,155 conversion shares, 8% were purchased by the ESOP.

(c) Pre-conversion shares totaling 11,344 were released during the quarter ended March 31, 1996; Post-conversion shares totaling 78,702 were released during the nine months ended December 31, 1996.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)


=======================================================================================================================
                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                    ---------------------------------------------------
                                                                        1996               1995                1994
-----------------------------------------------------------------------------------------------------------------------
Operating activities:
    Net income                                                        $   9,338          $  11,255         $    9,245
      Adjustments to reconcile net income to net cash
         provided by (used in) operating activities -
           Proceeds from loans sold to others                           265,971            279,276            248,245
           Loans originated for sale                                   (175,984)          (141,461)          (160,080)
           Purchases of loans held for sale                             (85,531)          (144,433)           (27,094)
           Principal collection on mortgage loans held
               for sale                                                     427                334              1,331
           Net gain on sales of mortgage loans                           (2,056)              (939)              (318)
           Increase (decrease) in net deferred loan fees                    339               (782)               (84)
           Provision for loan losses and foreclosed
               real estate                                                1,041              1,107                510
           Net loss (gain) on sales of assets                                 3             (1,406)            (1,507)
           Depreciation and amortization                                  3,161              2,187              3,090
           Net amortization of other assets and liabilities               7,173              4,092              2,319
           Interest reinvested on repurchase agreements                  (6,792)            (7,782)            (5,192)
           Changes in assets and liabilities -
               (Increase) decrease in-
                    Accrued interest receivable, net                     (3,523)            (1,610)              (810)
                    Deferred income taxes                                   747              1,201                (69)
                    Other assets                                         (2,843)            (6,206)            (2,412)
           (Decrease) increase in -
                    Advances from borrowers for taxes
                          and insurance                                  (1,914)             3,023             (4,109)
                    Accrued interest payable, accrued expenses
                          and other liabilities                           5,215                867                 84
-----------------------------------------------------------------------------------------------------------------------
                          Net cash provided by (used in)
                               operating activities                      14,772             (1,277)            63,149
-----------------------------------------------------------------------------------------------------------------------



                                  (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS Continued (in thousands)


=======================================================================================================================
                                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                     --------------------------------------------------
                                                                        1996               1995                1994
-----------------------------------------------------------------------------------------------------------------------
Investing activities:
   Proceeds from maturities of investment securities                  $  29,249          $  45,000           $117,366
   Purchases of investment securities                                   (36,530)           (12,029)          (162,091)
   Purchases of mortgage-backed securities                             (412,676)           (85,472)          (189,751)
   Principal collected on mortgage-backed securities                    122,895             64,887            137,368
   Principal collected on loans                                         177,660            117,799            115,398
   Loans originated                                                    (144,518)           (93,487)          (164,149)
   Loans purchased                                                     (228,190)          (234,963)           (35,198)
   Sales of real estate acquired through foreclosure                        809              3,270              4,628
   Purchase of FHLB stock                                                (5,343)            (1,035)               (20)
   Sale of FHLB stock                                                     3,096                  0                  0
   Purchases of premises and equipment                                   (4,918)            (4,254)            (1,880)
   Acquisition of branches                                              215,904            178,610                  0
   Other                                                                    107                615              4,238
-----------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                          (282,455)           (21,059)          (174,091)
-----------------------------------------------------------------------------------------------------------------------
Financing activities:
   Net increase (decrease) in deposits                                   37,276             25,668            (28,703)
   Proceeds from notes payable and other borrowings                     429,475            320,294            293,186
   Repayment of notes payable and other borrowings                     (274,289)          (317,916)          (251,583)
   Net issuance of common stock                                          87,549                288             32,029
   Cash dividends paid                                                   (2,403)            (1,734)            (1,066)
-----------------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                       277,608             26,600             43,863
-----------------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in cash and
           cash equivalents                                               9,925              4,264            (67,079)
Cash and cash equivalents at beginning of year                           50,177             45,913            112,992
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $  60,102          $  50,177           $ 45,913
=======================================================================================================================
Supplemental disclosures of cash flow information
   Cash paid during the year for -
                Interest                                              $  65,133          $  47,936           $ 36,563
=======================================================================================================================
                Income taxes                                          $   4,266          $   5,532           $  4,577
=======================================================================================================================


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 1996, 1995 and 1994


1. ORGANIZATION AND SUMMARY OF
   SIGNIFICANT ACCOUNTING POLICIES:

  Commonwealth Bancorp, Inc. ("Commonwealth" or the "Company"), a Pennsylvania corporation, is the holding company for Commonwealth Bank ("Bank"). On June 14, 1996, the Company completed an offering of common stock in connection with the Conversion and Reorganization of Commonwealth Mutual Holding Company, the former parent company of the Bank, from the mutual holding company form of ownership to the stock holding company form ("the Conversion and Reorganization"). In the offering, 9.9 million shares of common stock of the Company were sold in a subscription and community offering at $10.00 per share. In addition, 8.1 million shares of common stock of the Company were issued in exchange for shares of stock of the Bank previously held by public stockholders at an exchange ratio of 2.0775 shares for each share of Bank common stock, resulting in 18.0 million shares of common stock of the Company outstanding at the Conversion and Reorganization.

  The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles. The financial data for periods prior to June 14, 1996 is for Commonwealth Bank. The following is a description of the more significant accounting policies:

CONSOLIDATION

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

  - Commonwealth Bank-Federally chartered savings bank

  - CFSL Investment Corporation-Delaware investment subsidiary

  - CS Corporation-Inactive Pennsylvania investment subsidiary

  - Firstcor, Ltd.-Pennsylvania investment subsidiary

  - QME, Inc.-Pennsylvania investment subsidiary

  - Commonwealth Investment Corporation-Delaware investment subsidiary

  All material intercompany accounts and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

   The Bank conducts business through 53 full-service offices located in Berks, Bucks, Chester, Delaware, Lebanon, Lehigh, Montgomery, and Philadelphia counties, Pennsylvania, as well as through ComNet Mortgage Services ("ComNet"), a division of the Bank. ComNet conducts business through seven loan origination offices located in Pennsylvania, Connecticut, New Jersey, and Rhode Island. ComNet also originates loans through a network of correspondents, primarily in the eastern United States.

  The Bank is a community-oriented savings bank that emphasizes customer service and convenience. As part of this strategy, the Bank has sought to develop a variety of products and services that meet the needs of its customer base. Accordingly, the Bank has adopted a number of complementary business strategies that emphasize lending and deposit products and services oriented toward individuals and businesses.

USE OF ESTIMATES IN THE PREPARATION
OF FINANCIAL STATEMENTS

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

   Certain items in the 1994 and 1995 financial statements have been reclassified in order to conform with the 1996 financial statement presentation.

NEW ACCOUNTING PRONOUNCEMENTS

   Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued in 1996 and is effective for 1997. SFAS No. 125 establishes standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 127 was also issued in 1996, and amended SFAS No. 125 by deferring for one year the effective date for certain provisions of SFAS No. 125. The Company intends to adopt SFAS No. 125, as amended, on January 1, 1997 and SFAS No. 127 on January 1, 1998, and does not anticipate the impact on the consolidated financial statements to be material.

SECURITIES

  The Company classifies all of its debt and equity securities as either held to maturity or available for sale.

  Securities classified as held to maturity are those securities which the Company has the intent and ability to hold to maturity, subject to the continued creditworthiness of the issuers. Accordingly, these securities are stated at cost, adjusted for amortization of premiums and accretion of discounts over the expected term of the securities using the level-yield method.

  Securities classified as available for sale are intended to be held for indefinite periods of time and include those securities that management may employ as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors related to interest rate and resultant prepayment risk changes. Realized gains or losses on the sales of securities are computed by comparing the sales proceeds with the cost of the securities, as calculated by the specific identification method.

  Federal Home Loan Bank ("FHLB") stock, owned due to regulatory requirements, is carried at cost.

LOANS

  Loans held for investment are stated at the amount of the unpaid principal balance. Mortgage loans held for sale are carried at the lower of aggregate cost or market as determined by outstanding commitments from investors or current investor yield requirements. Discounts and premiums on loans acquired are accreted and amortized over the estimated life of the portfolio using the level-yield method and estimated prepayment assumptions. The prepayment assumptions are reviewed periodically and the accretion or amortization is adjusted based on actual prepayments, if necessary.

  Interest on loans is credited to income as it is earned. The Company provides an allowance for accrued interest deemed to be uncollectible when a loan is 90 days delinquent. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of principal or interest. When loans are placed on nonaccrual, interest previously accrued but not collected is reversed against interest income in the current period. Interest payments received thereafter are recognized as interest income only to the extent that cash is received and where the future collection of principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loan is estimated to be fully collectible as to both principal and interest.

ALLOWANCE FOR LOAN LOSSES

  An allowance for loan losses is maintained at a level that management considers adequate to provide for estimated future credit losses based upon an evaluation of known and inherent risks attendant with the Company's loan portfolio. Management's evaluation is based on a regular review of the loan portfolio and considers such factors as payment history, adverse situations that may affect a borrower's ability to repay, collateral adequacy, and current economic conditions. Actual losses may vary from current estimates. These estimates are reviewed periodically, and if additions to the original estimates of the allowance for loan losses are deemed necessary, they are recorded in the period in which they become reasonably estimable.

  The Financial Accounting Standards Board ("FASB") issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," in May 1993, and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," in October 1994. These statements require creditors to measure certain impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Loans excluded from these statements include large groups of smaller-balance homogenous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases and debt securities. The in-substance foreclosure rules also changed in that "in-substance foreclosures" are classified as loans and stated at the lower of cost or fair value, as defined.

LOAN ORIGINATION FEES AND SERVICING FEES

  The net amount of nonrefundable loan origination fees and certain direct loan origination costs relating to completed loans are deferred and recognized over the contractual life of the loans using the level-yield method. Deferred loan fees, net of loan origination costs, were $3.3 million and $2.9 million at December 31, 1996 and 1995, respectively, of which $0.4 million and $0.3 million,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


respectively, were related to mortgage loans held for sale.

  The Company sells whole interests in loans and mortgage-backed securities. In transactions that involve sales of loans or mortgage-backed securities that are backed by loans originated by the Company, the Company generally continues to service such loans. Fees earned for servicing mortgage loans for others are calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned, provided the related mortgagor payment has been collected.

  In conjunction with the administration of its servicing portfolio, ComNet is required to advance taxes and insurance payments on those loans relating to which the escrow has been depleted. Advances that reach a predetermined level are controlled by reimbursement requests to the mortgagor. If reimbursement is not received, the advance is built into the mortgagor's future payment schedule. At December 31, 1996 and 1995, advances for taxes and insurance totaled $1.4 million and $1.1 million, respectively.

PREMISES AND EQUIPMENT

  Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 42 years.

  Maintenance and repairs are charged to expense as incurred, and betterments are capitalized. Gains and losses are reflected in earnings upon disposition.

INTANGIBLE ASSETS

   Goodwill and Core Deposit Intangibles ("CDI") were recorded in connection with the acquisitions of Meridian branches in 1996 and Fidelity Federal Savings and Loan Association ("Fidelity Federal") branches in 1995 (see Note 16). Goodwill was also recorded relating to the acquisition of First Family Federal Savings and Loan Association ("First Family") in 1982. The Meridian CDI are being amortized on an accelerated basis over approximately 10 years. The Meridian goodwill and Fidelity Federal goodwill and CDI are being amortized on a straight-line basis over the period to be benefited, ranging between 10 and 13 years. The goodwill relating to the acquisition of First Family was amortized using the level-yield method over the actual lives of the long-term interest-bearing assets of the acquired institution.

  The following is a summary of intangible assets as of December 31, 1996 and 1995 (in thousands):

========================================================
                                        DECEMBER 31,
                                   ---------------------
                                    1996           1995
--------------------------------------------------------
Goodwill (Meridian)                $22,791       $    --
CDI (Meridian)                      13,199            --
Goodwill (Fidelity Federal)         12,398        13,456
CDI (Fidelity Federal)               2,832         3,162
Goodwill (First Family)                --            661
--------------------------------------------------------
Total                              $51,220       $17,279
========================================================


MORTGAGE SERVICING RIGHTS

  On January 1, 1996, the Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." The Company, through ComNet, acquires mortgage servicing rights through the purchase and origination of mortgage loans which are sold or securitized, generally with servicing retained. SFAS No. 122 requires the Company to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (exclusive of mortgage servicing rights) based on their relative fair values. The Company is required to periodically assess its capitalized mortgage servicing rights for impairment, based upon the discounted cash flow of the rights disaggregated within their predominant risk characteristics. Any impairment would be recognized through a valuation allowance. Application of this pronouncement was required for mortgage servicing rights acquired relating to loans sold or securitized commencing January 1, 1996, without retroactive capitalization of mortgage servicing rights retained in such transactions before adoption of the pronouncement. For the year ended December 31, 1996, the Company recorded originated mortgage servicing rights of $1.9 million, net of a $0.9 million valuation allowance.

  The allocated cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. ComNet primarily stratifies mortgage servicing rights by product (30, 15, and 7 years) and by interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

  When mortgage loans are sold with servicing retained and the stated servicing fee rate differs from the normal contracted servicing fee rate, the excess servicing value associated with the rate differential is used to calculate a gain or loss on sale. These excess servicing fees are capitalized and amortized to servicing income monthly, using the level-yield method over the contractual life of the mortgage loans sold, and estimated prepayment assumptions. The prepayment assumptions are reviewed periodically and the amortization is adjusted based on actual prepayments, if necessary.

REAL ESTATE OWNED

   Real estate acquired through foreclosure or deed in lieu of foreclosure is presumed to be held for sale, and is carried at the lower of cost or fair value less estimated costs to sell, on an individual asset basis. Decreases in the fair value of the assets less estimated costs to sell are recorded against the individual asset carrying amount. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, are recorded in the period in which they become reasonably estimable. At December 31, 1996 and 1995, real estate owned totaled $1.1 million and $0.8 million, respectively, and is included in other assets in the accompanying consolidated balance sheets.

INCOME TAXES

  The Company records deferred taxes based on the estimated future tax effects of temporary differences between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or credits are based on the changes in the asset or liability from period to period.

POSTEMPLOYMENT BENEFITS

  The Company has postemployment benefits relating to a salary continuation package for certain eligible employees. The benefits are based, in part, on the number of years of service provided by the employee.

ACCOUNTING FOR STOCK-BASED COMPENSATION

   On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans. The statement encourages all entities to adopt a new method of accounting to measure the compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, permitted to continue to measure compensation cost for such plans using the intrinsic value based method of accounting. Disclosure is required for the effects on reported results of the fair value of options granted as if they had been used to measure compensation cost. Management of the Company has adopted the pro forma method of disclosure as described above.

EARNINGS PER SHARE

  Earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year, adjusted for Employee Stock Ownership Plan ("ESOP") shares that have not been committed to be released, and the effects of shares held by the Recognition Plans. Stock options are considered common stock equivalents and are included in the computation of the number of outstanding shares using the treasury stock method, unless such options are antidilutive. Net income per common share for the years ended December 31, 1995 and 1994, are not applicable, as the Company completed its Conversion and Reorganization on June 14, 1996.

  In 1996, the Company recognized a $4.5 million after-tax, or $0.35 per share, one-time charge to earnings relating to the federal deposit insurance assessment to recapitalize the Savings Association Insurance Fund ("SAIF").

OFF-BALANCE-SHEET ITEMS

INTEREST RATE EXCHANGE, CAP, AND COLLAR AGREEMENTS

    The company enters into interest rate swaps, caps, and collars as a means of hedging interest rate risk on floating rate liabilities. The costs of cap transactions are deferred and amortized over the contract period. The amortized costs of cap transactions and interest income and interest expense on swap, cap, and collar transactions are included in interest on notes payable and other borrowings.

FUTURES AND OPTIONS

    Financial futures and options are used in asset/liability management. Gains and losses on futures and options contracts used as hedges are deferred and recognized in interest income or interest expense over the term of the hedge.

FORWARD COMMITMENTS

    The Company uses mandatory forward sales commitments of mortgage-backed securities, with the intent to deliver or pair-off for cash, and put options to assist in hedging interest rate risks attendant with the mortgage loan portfolio held for sale. The costs of the put options are deferred and either amortized over the contract period or expensed if and when the options are exercised. Gains and losses, net of unamortized options costs, are recognized in income at the time of sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


INTEREST RATE RISK MANAGEMENT

  The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceed the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceed the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap within shorter maturities generally would result in an increase in net interest income, while a positive gap within shorter maturities generally would have the opposite effect.

  As of December 31, 1996, the Company had a negative gap relating to assets and liabilities maturing or repricing within one year, indicating that within shorter maturities, the duration of the Company's interest-rate-sensitive liabilities was shorter than its interest-rate-sensitive assets. This increases interest rate risk because, in a rising rate environment, liabilities would reprice faster at higher interest rates, thereby reducing net interest income.

  The Company's asset and liability management policy is established by the Asset/Liability Committee of the Company and reviewed by the Company's Board of Directors at least annually. Such policy is implemented by the Investment Committee, which is comprised of members of senior management and meets bi-weekly. Currently, the Company manages the imbalance between its interest-earning assets and interest-bearing liabilities within shorter maturities to ensure that such relationships are within acceptable ranges, given the Company's business strategies and objectives, and its analysis of market and economic conditions.

CASH FLOW INFORMATION

   For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits, and short-term investments available for sale which consist of federal funds sold and money market investments with original maturities of three months or less. Generally, federal funds are sold for one-day periods. The Consolidated Statements of Cash Flows reflect the net amounts of cash receipts and cash payments associated with deposit transactions. During the years ended December 31, 1996, 1995, and 1994, reclassifications of mortgage loans to real estate owned were $1.5 million, $1.2 million, and $0.5 million, respectively.

OTHER INFORMATION

  The deposits of the Bank are insured by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF"), both of which are administered by the Federal Deposit Insurance Corporation ("FDIC"). The SAIF and BIF are required by law to attain and maintain a reserve ratio of 1.25% of insured deposits. As a result of the BIF achieving fully funded status, the FDIC promulgated a regulation in November 1995, which reduced deposit premiums paid by BIF-insured banks in the lowest risk category from 27 basis points to zero (subject to an annual minimum of $2,000).

  On September 30, 1996, legislation was enacted into law to recapitalize the SAIF through a one-time special assessment on SAIF-insured deposits as of March 31, 1995. The special assessment amounted to approximately $0.65 for every $100 of assessable deposits. The Bank's assessment amounted to $6.8 million ($4.5 million, net of income tax benefit). As a result of the special assessment, the Bank's deposit insurance premiums decreased from the previous rate of $0.23 per $100 of deposits to approximately $0.08 per $100 of deposits.

2. INVESTMENT SECURITIES:

  Investments in debt and equity securities at December 31, 1996 and 1995, were as follows (in thousands):


==============================================================================================================================
                                                         December 31, 1996                       December 31, 1995
                                                        Available for Sale                      Available for Sale
                                               -------------------------------------------------------------------------------
                                                              Unrealized                              Unrealized
                                               Amortized                       Market  Amortized                      Market
                                                  Cost      Gains   Losses     Value      Cost     Gains     Losses    Value
------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agency
   securities maturing:
     Within one year                            $27,953    $   93    $   --   $28,046    $20,521   $  222     $  --  $ 20,743
     After one year but within five years         9,988        31        --    10,019      8,241       85        --     8,326
     After five years but within ten years       10,022         2        --    10,024     10,027      167        --    10,194
------------------------------------------------------------------------------------------------------------------------------
          Total U.S. Treasury and U.S.
              Government agency securities       47,963       126        --    48,089     38,789      474        --    39,263
------------------------------------------------------------------------------------------------------------------------------
Corporate bonds maturing:
     Within one year                                 --        --        --        --         --       --        --        --
     After one year but within five years            --        --        --        --      5,498        7        22     5,483
     After five years but within ten years           --        --        --        --         --       --        --        --
------------------------------------------------------------------------------------------------------------------------------
          Total corporate bonds                      --        --        --        --      5,498        7        22     5,483
------------------------------------------------------------------------------------------------------------------------------
Mortgage Security Mutual Fund                     2,215        --         6     2,209      2,077       73        --     2,150
Equity
Servicing Partnership                             2,880        --        --     2,880         --       --        --        --
Other Equity Investment                             757        --        --       757         --       --        --        --
------------------------------------------------------------------------------------------------------------------------------
          Total                                 $53,815   $   126    $    6   $53,935    $46,364   $  554     $  22   $46,896
==============================================================================================================================


During the year ended December 31, 1996 and 1995, there were no sales of investment securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


3. MORTGAGE-BACKED SECURITIES:

  Mortgage-backed securities at December 31, 1996 and 1995, were as follows (in thousands):

=======================================================================================================================
                                                                             DECEMBER 31, 1996
                                                 ----------------------------------------------------------------------
                                                   AMORTIZED                    UNREALIZED                    MARKET
                                                     COST                GAINS              LOSSES             VALUE
-----------------------------------------------------------------------------------------------------------------------
Held to maturity:
    GNMA                                           $  89,715             $1,900            $   254           $ 91,361
    FHLMC                                             54,162                514                 34             54,642
    FNMA                                              87,484                392                814             87,062
    Private                                            6,221                 --                 --              6,221
    Other                                                161                 --                 --                161
-----------------------------------------------------------------------------------------------------------------------
    Total                                          $ 237,743             $2,806            $ 1,102           $239,447
=======================================================================================================================
Available for sale:
    GNMA                                           $  20,343             $1,656            $   312           $ 21,687
    FHLMC                                            116,884              3,038                217            119,705
    CMO and REMIC                                    289,718                858              2,244            288,332
    FNMA                                              84,888                732                380             85,240
-----------------------------------------------------------------------------------------------------------------------
    Total                                          $ 511,833             $6,284            $ 3,153           $514,964
=======================================================================================================================

                                                                             DECEMBER 31, 1995
                                                  ---------------------------------------------------------------------
                                                   AMORTIZED                    UNREALIZED                    MARKET
                                                     COST                GAINS              LOSSES             VALUE
-----------------------------------------------------------------------------------------------------------------------
Held to maturity:
    GNMA                                           $  92,651             $3,092            $   266          $  95,477
    FHLMC                                             72,141                521                219             72,443
    FNMA                                              79,055                381                487             78,949
    Private                                            7,236                 --                 --              7,236
    Other                                                247                 --                 --                247
-----------------------------------------------------------------------------------------------------------------------
    Total                                          $ 251,330             $3,994            $   972           $254,352
=======================================================================================================================
Available for sale:
    GNMA                                           $  25,144             $2,085            $   354            $26,875
    FHLMC                                             62,782              2,940                 43             65,679
    CMO and REMIC                                     75,362                 38              1,468             73,932
    FNMA                                              45,176                562                201             45,537
-----------------------------------------------------------------------------------------------------------------------
    Total                                          $ 208,464             $5,625             $2,066           $212,023
=======================================================================================================================


  Expected and actual maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties. During 1996 and 1995, there were no sales of mortgage-backed securities.

  At December 31, 1996 and 1995, Federal Home Loan Mortgage Corporation ("FHLMC") mortgage-backed securities with a carrying value of $64.8 million and $17.8 million, respectively (market value of $64.7 million and $18.5 million, respectively); Government National Mortgage Association ("GNMA") mortgage-backed securities with a carrying value of $46.7 million and $43.7 million, respectively (market value of $47.9 million and $45.2 million, respectively); and Federal National Mortgage Association ("FNMA") mortgage-backed securities with a carrying value of $77.1 million and $23.1 million, respectively (market value of $76.3 million and $23.1 million, respectively), collateralized certain securities sold under agreements to repurchase (see Note 8). Mortgage-backed securities with a carrying value at December 31, 1996 and 1995, of $10.4 million and $3.9 million, respectively (market value of $10.5 million and $4.0 million, respectively), were pledged as collateral for depositors. Mortgage-backed securities with a carrying value at December 31, 1996 and 1995, of $1.6 million and $5.0 million, respectively (market value of $1.6 million and $5.1 million, respectively), were pledged as collateral for interest rate swap agreements.

4. LOANS RECEIVABLE, NET:

  A summary of mortgage and other loans at December 31, 1996 and 1995, follows (in thousands):

==============================================================
                                             DECEMBER 31,
                                      ------------------------
                                           1996        1995
--------------------------------------------------------------
Mortgage loans:
    1-4 family residential,
        principally conventional      $  857,053     $655,152
Commercial loans:
     Small Business Administration        25,104       29,472
     Commercial real estate               35,452        9,386
     Business loans                       35,380        2,801
--------------------------------------------------------------
          Total commercial loans          95,936       41,659
Consumer loans:
     Equity lines of credit               49,136       44,432
     Second mortgages                     77,304       48,653
     Other                                42,867       18,009
--------------------------------------------------------------
          Total consumer loans            169,307     111,094
--------------------------------------------------------------
          Total loans receivable        1,122,296     807,905
--------------------------------------------------------------
Less:
     (Premium)/Discount on
        loans purchased                   (3,655)       1,004
     Allowance for loan losses             9,971        7,485
     Deferred loan fees                    2,866        2,681
--------------------------------------------------------------
                                           9,182       11,170
--------------------------------------------------------------
     Loans receivable, net            $1,113,114     $796,735
==============================================================


  At December 31, 1996 and 1995, approximately 48% and 55%, respectively, of the mortgage loan receivable balances related to loans made in Pennsylvania and New Jersey. Due to the nature of the receivable, the Company is able to decrease its credit exposure by an amount equal to the appraised value and private mortgage insurance coverage of the real estate securing the loan.

  Nonaccruing loans at December 31, 1996 and 1995, were $8.1 million and $6.2 million, respectively. Forgone interest income on nonaccruing loans was $0.6 million, for each of the years ended December 31, 1996, 1995 and 1994.

  A summary of activity relating to loans in excess of $60,000 outstanding to directors and executive officers follows (in thousands):

==========================================================
                                  FOR THE YEAR ENDED
                                     DECEMBER 31,
                           -------------------------------
                               1996      1995       1994
----------------------------------------------------------
Balance, beginning of year  $  937    $1,319     $1,311
    New loans                  207        27        191
    Loan repayments           (226)     (409)      (183)
----------------------------------------------------------
Balance, end of year          $918   $   937     $1,319
==========================================================


  The above loans were made at substantially the same terms as loans to unrelated third parties.

  A summary of activity relating to the allowance for loan losses follows (in thousands):

==========================================================
                                  FOR THE YEAR ENDED
                                     DECEMBER 31,
                           -------------------------------
                               1996      1995       1994
----------------------------------------------------------
Balance, beginning of year   $7,485    $7,307     $7,309
   Loans charged off           (667)     (487)      (294)
   Recoveries of loans          180        87        124
----------------------------------------------------------
    Net loans charged off      (487)     (400)      (170)
    Provision for loan losses   601       578        168
    Allowance acquired in
        Meridian Branch
        Acquisition           2,372       --          --
----------------------------------------------------------
Balance, end of year         $9,971    $7,485     $7,307
==========================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

5. ACCRUED INTEREST RECEIVABLE:

  Accrued interest receivable was related to the following at December 31, 1996 and 1995 (in thousands):

==========================================================
                                         DECEMBER 31,
                                 -------------------------
                                       1996        1995
----------------------------------------------------------
Investment securities             $  1,027      $   887
Mortgage-backed securities           4,733        3,233
Loans receivable, net                7,579        4,940
----------------------------------------------------------

Total                               $13,339      $9,060
==========================================================


6. PREMISES AND EQUIPMENT:

  A summary of premises and equipment, less accumulated depreciation and amortization, at December 31, 1996 and 1995, follows (in thousands):

==========================================================
                                         DECEMBER 31,
                                 -------------------------
                                       1996        1995
----------------------------------------------------------
Land                              $  3,947     $  3,645
Office buildings                    16,738       14,229
Furniture, fixtures and equipment   18,525       15,567
Leasehold improvements               6,972        5,527
----------------------------------------------------------
Premises and equipment              46,182       38,968
Less-accumulated depreciation
  and amortization                  (20,813)    (18,281)
----------------------------------------------------------
Premises and equipment, net         $25,369     $20,687
==========================================================


7. DEPOSITS:

  A summary of interest expense, average balances, and interest rates on deposits follows (in thousands):

=========================================================================================================================
                                                                            MONEY
                                                          CHECKING          MARKET          SAVINGS        CERTIFICATES
                                                          DEPOSITS         DEPOSITS         DEPOSITS       OF DEPOSIT
-------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1996:
     Balance at year-end                                    $232,524         $278,527        $260,089         $720,310
     Average balance                                         191,057          281,698         240,579          609,510
     Interest expense                                          1,885           10,297           5,072           32,104
          Average rate paid                                     0.99%            3.66%           2.11%            5.27%

For the year ended December 31, 1995:
     Balance at year-end                                    $154,407         $264,239        $144,163         $513,740
     Average balance                                         137,638          265,115         136,678          414,360
     Interest expense                                          1,277            9,895           2,841           21,740
          Average rate paid                                     0.93%            3.73%           2.08%            5.25%

Certificates of deposit of $100,000 or more, totaled $68.3 million and $39.0 million at December 31, 1996 and 1995, respectively. Deposits in excess of $100,000 are not federally insured by the FDIC.

The scheduled maturities of certificate accounts at December 31, 1996 and 1995, were as follows (in thousands):

=========================================================================================================================
                                                                                  DECEMBER 31,
                                                          ---------------------------------------------------------------
                                                                     1996                              1995
                                                           AMOUNT           PERCENT          AMOUNT            PERCENT
-------------------------------------------------------------------------------------------------------------------------
Under 12 months                                           $480,099              67%         $320,097              62%
12 to 36 months                                            199,292              28           141,589              28
Over 36 months                                              40,919               5            52,054              10
-------------------------------------------------------------------------------------------------------------------------
                                                          $720,310             100%         $513,740             100%
=========================================================================================================================

8. NOTES PAYABLE AND OTHER BORROWINGS:

  Notes payable and other borrowings at December 31, 1996 and 1995, were as follows (in thousands):

=========================================================================================================================
                                                                               DECEMBER 31,
                                     ------------------------------------------------------------------------------------
                                                                     1996                              1995
                                                         -----------------------------      -----------------------------
                                    Due Date               Rate             Amount             Rate            Amount
-------------------------------------------------------------------------------------------------------------------------
Secured notes due to
   FHLB of Pittsburgh:
          Maturing in                 1996                                  $   --                           $110,614
                                      1997                                   167,000                            2,000
                                      1998                                     5,000                            5,000
                                      1999                                     1,000                            1,000
                                      2000                                     1,000                            1,000
                                      2001                                     1,000                            1,000
                                                                            --------                         --------
                                      Total              5.24%-7.27%        $175,000        4.49%-7.27%      $120,614
                                                                            ========                         ========
Securities sold under
   agreement to repurchase:
          Maturing in                 1996                                  $   --                           $ 71,112
                                      1997                                   106,674                           10,000
                                      1998                                    40,000                             --
                                      1999                                    25,000                             --
                                      2000                                     5,000                             --
                                                                            --------                         --------
                                      Total              4.98%-6.71%        $176,674        5.75%-6.00%      $ 81,112
                                                                            ========                         ========

ESOP loan (see Note 15):
          Maturing in                 1996                                  $   --                           $    519
                                      1997                                      --                                518
                                      1998                                      --                                517
                                                                            --------                         --------
                                      Total                                 $   --             Prime         $  1,554
                                                                            ========                         ========

  The ESOP loan from an unaffiliated lender was repaid during 1996.

  All stock in the FHLB of Pittsburgh at December 31, 1996, was pledged as collateral for the notes due to the FHLB. The Company had a $94.3 million Flexline commitment with the FHLB at December 31, 1996. At December 31, 1996, there was no outstanding balance against the line of credit.

  The Company enters into sales of securities under agreements to repurchase. These transactions are reflected as a liability on the accompanying Consolidated Balance Sheets. The dollar amount of securities underlying the agreements remains in the asset account, although the securities underlying the agreements are delivered to primary dealers who manage the transactions. At December 31, 1996 and 1995, all of the agreements were to repurchase identical securities.

  Securities underlying these reverse repurchase agreements consisted of mortgage-backed securities and U.S. Treasury and U.S. Government agency securities with carrying values of $188.7 million and $84.5 million, respectively (market value of $188.9 million and $86.8 million, respectively), at December 31, 1996 and 1995 (see Notes 2 and 3).

  The maximum amounts of outstanding reverse repurchase agreements during the years ended December 31, 1996 and 1995, were $176.7 million and $210.3 million, respectively. Average agreements outstanding for the years ended December 31, 1996 and 1995, were $154.5 million and $143.3 million, respectively. The weighted average interest rates relating to the agreements for the years ended December 31, 1996 and 1995, were 5.91% and 6.35%, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


9. INCOME TAXES:

  A summary of the provision (benefit) for income taxes for the years ended December 31, 1996, 1995, and 1994, follows (in thousands):

==========================================================
                           CURRENT    DEFERRED    TOTAL
----------------------------------------------------------
December 31, 1996:
   Federal                   $4,051   $   728     $4,779
   State                          2        --          2
----------------------------------------------------------
   Total                     $4,053   $   728     $4,781
==========================================================
December 31, 1995:
   Federal                   $4,959   $ 1,079     $6,038
   State                        (36)      122         86
----------------------------------------------------------
   Total                     $4,923   $ 1,201     $6,124
==========================================================
December 31, 1994:
   Federal                   $4,560   $    17     $4,577
   State                         24       (86)       (62)
----------------------------------------------------------
   Total                     $4,584   $   (69)    $4,515
==========================================================


  Income tax expense has been provided at the effective rates of 34%, 35%, and 33% for the years ended December 31, 1996, 1995, and 1994, respectively. These rates differ from the statutory rate of 35%, as follows (in thousands):


==========================================================
                                FOR THE YEAR ENDED
                                   DECEMBER 31,
                          --------------------------------
                            1996       1995       1994
----------------------------------------------------------
Income before income
   taxes                    $14,119   $17,379    $13,760
==========================================================
Income tax expense at
   federal statutory rate   $ 4,942   $ 6,083    $ 4,816
Goodwill                        244       377        377
ESOP                            111       138         71
Low-income housing
   credits                     (132)     (132)      (144)
Change in valuation
   allowance                   (104)       --       (140)
Other                          (280)     (342)      (465)
----------------------------------------------------------
Income tax expense at
   effective rate           $ 4,781   $ 6,124    $ 4,515
==========================================================


  Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. The net deferred tax asset was comprised of the following at December 31, 1996 and 1995, respectively (in thousands):


==========================================================
                                         December 31,
                                  ------------------------
                                       1996        1995
----------------------------------------------------------
Deferred loan fees                $   (125)     $   127
Depreciation                           643          591
Loan loss reserves                   2,773        2,620
Mortgage servicing rights              692          529
Unrealized gain on securities       (1,120)      (1,432)
Post retirement and post
   employment benefits                 412          307
Accrued expenses not
   currently deductible                145          595
Tax deductible goodwill                539            9
Other                                  643          663
----------------------------------------------------------
      Total gross assets             4,602        4,009
Less valuation allowance            (1,586)      (1,690)
----------------------------------------------------------
      Gross assets net of
         valuation allowance         3,016        2,319
----------------------------------------------------------
Capitalized mortgage
   servicing fees                   (1,224)       (315)
Other                                (648)        (425)
----------------------------------------------------------
      Total gross liabilities       (1,872)       (740)
----------------------------------------------------------
      Net deferred tax asset       $ 1,144      $1,579
==========================================================


  The net deferred tax asset recognized by the Company is based on the combination of future reversals of existing taxable temporary differences, carry back availability and future taxable income.

  At December 31, 1996, the Company had net loss carryforwards for state tax purposes totaling $10.8 million, which expire beginning in 1997.

10. MORTGAGE BANKING ACTIVITIES:

  During the years ended December 31, 1996 and 1995, ComNet sold mortgage loans and mortgage-backed securities collateralized by loans originated by ComNet totaling $266.0 million and $279.3 million, respectively, generally with servicing retained.

  A summary of the principal balances of loans serviced for others follows (in thousands):


====================================================================
                                              DECEMBER 31,
                           -----------------------------------------
                                   1996         1995          1994
--------------------------------------------------------------------
Mortgage loans underlying
   pass-through securities:
       FNMA                 $   714,472   $  708,138    $  684,456
       FHLMC                    340,928      346,765       364,242
       Other investors              615       20,694        21,036
--------------------------------------------------------------------
       Total                  1,056,015    1,075,597     1,069,734
Mortgage loan portfolios
   serviced for:
       FNMA                     102,387      103,184       107,535
       Other investors          181,488       85,195        76,694
--------------------------------------------------------------------
       Total                 $1,339,890   $1,263,976    $1,253,963
====================================================================


ComNet is required to remit to mortgage-backed security investors the monthly principal collected and scheduled interest payments on most mortgages, including those for which no interest payments have been received due to delinquency. As of December 31, 1996, the principal amount of mortgages outstanding that are subject to this condition aggregated approximately $1.1 billion, of which approximately $25.9 million were delinquent. Substantially all of these loans were sold without recourse and are guaranteed by FHLMC or FNMA.


11. COMMITMENTS AND CONTINGENCIES:

LEASE COMMITMENTS

  A summary of future minimum rental payments, excluding real estate taxes, insurance and maintenance, required under noncancelable operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996, follows (in thousands):


=================================================
  Year Ending December 31,              Amount
-------------------------------------------------
          1997                         $  3,879
          1998                            4,035
          1999                            3,850
          2000                            2,593
          2001                            1,892
2002 and thereafter                      16,707
-------------------------------------------------
         Total                          $32,956
=================================================


  Rent expense under operating leases was $1.7 million, $1.3 million, and $1.2 million for the years ended December 31, 1996, 1995 and 1994, respectively.

COMMITMENTS TO ORIGINATE LOANS

  The Company had outstanding commitments to originate fixed and adjustable rate residential mortgage loans of $9.6 million (interest rates ranged between 5.25% and 9.13%) and $2.3 million (interest rates ranged between 4.55% to 7.31%), respectively, at December 31, 1996. These commitments, generally, had an original term of 60 days.

EMPLOYMENT AGREEMENTS

   The Company has employment agreements with certain key officers, including the Chief Executive Officer, the Chief Operating Officer, and all four Senior Vice Presidents. The agreements have terms of up to three years, with one-year renewal options at the discretion of the Board of Directors annually. The agreements also include provisions for certain severance payments. At December 31, 1996, the aggregate commitment for payments to the executives upon termination, without a change in control, was $2.1 million.

LITIGATION

   There are no material legal proceedings, other than as described below, to which the Company or any of its subsidiaries is a party, or to which any of their property is subject, other than proceedings routine to the business of the Company and its subsidiaries.

  In August 1995, the Bank commenced litigation against the United States in the U.S. Court of Federal Claims (the "Claims Court") seeking to recover the value of its supervisory goodwill. The suit alleges that the treatment of such goodwill mandated by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") constitutes a breach of contract between the Bank and the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


United States and an unlawful taking of property by the United States without just compensation or due process in violation of the U.S. Constitution. The suit emanates from the Bank's acquisition of First Family Federal Savings and Loan Association of Lansdale, Pennsylvania in 1982, pursuant to which the government agreed to the use of the purchase method of accounting under generally accepted accounting principles and the recording of approximately $61 million of goodwill as an asset resulting from the voluntary supervisory merger. (There was no financial assistance from the Federal Savings and Loan Insurance Corporation.) Since the enactment of FIRREA, numerous suits have been filed on behalf of thrift institutions and their holding companies alleging similar theories for breach of contract. The goodwill balance associated with the First Family acquisition at the point of FIRREA enactment in 1989 was $48.4 million.

  In the past several years, the Claims Court, the United States Court of Appeals for the Federal Circuit, and the United States Supreme Court have handed down decisions relating to the liability portion of the breach of contract claims brought by three other thrift institutions. On July 1, 1996, the United States Supreme Court ruled in the consolidated cases (United States v. Winstar Corporation) and determined that when Congress adopted the accounting changes to supervisory goodwill specified in FIRREA, the government became responsible for any breaches to its original agreements with the institutions regarding the accounting rules. The Supreme Court's decision in the Winstar case was based upon the specific facts of each of the three consolidated cases and, accordingly, the Claims Court may determine that the Bank's claims involve sufficiently different facts and/or legal issues as to render the Winstar case inapplicable to the litigation and thereby result in a different conclusion from that of the Winstar case. Moreover, the damages portion of the claims presented by the Winstar plaintiff thrift institutions remains to be litigated and could take several years to resolve. There can be no assurance that the Bank will prevail in its action, and if it does prevail, that the Claims Court will find that the Bank is entitled to any substantial amount of damages.

  On October 31, 1996, the Bank filed a complaint against CoreStates Financial Corporation in the Court of Common Pleas for Chester County, Pennsylvania for damages related to Commonwealth's acquisition on June 28, 1996, of twelve former Meridian Bank branch offices from CoreStates. The complaint alleges, among other things, that CoreStates breached the branch sales agreement and that Commonwealth's relationships with its new customers were damaged as a result of negligence and errors committed by CoreStates and its affiliates in connection with the conversion of the former Meridian Bank customers to Commonwealth's banking system and the reissuance of bank cards for use at Commonwealth's automated teller machines. The complaint alleges damages incurred by Commonwealth of approximately $5.2 million from the additional run-off of deposits relating to former Meridian customers, and other losses and expenses.

12. REGULATORY CAPITAL REQUIREMENTS:

   The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and Tier I capital (as defined in the regulations) to adjusted total assets, and of risk-based capital to risk-weighted assets. Management believes that, as of December 31, 1996, the Bank met all capital adequacy requirements to which it is subject.

   As of December 31, 1996, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, core risk-based, and core ratios as set forth in the table. There have been no conditions or events since that notification which, in management's opinion, would have changed the institution's well capitalized status. Commonwealth Bancorp, the holding company of the Bank, is not regulated by the OTS and therefore its capital ratios are not included herein.

  A summary of the Bank's capital amounts and ratios as of December 31, 1996 follows (in thousands):

==========================================================================================================================
                                                                                                      To Be Well
                                                                             Minimum                  Capitalized
                                                                           For Capital                For Prompt
                                                                             Adequacy              Corrective Action
                                                  Actual                    Purposes                   Provisions
                                          -----------------------       -------------------      --------------------
                                           Ratio          Amount         Ratio       Amount       Ratio        Amount
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets           9.0%       $  189,265
                                          -------
Intangible assets                                          (51,220)
Unrealized gains on available-for-sale
     securities, net of tax                                 (2,092)
                                                       ------------
Tangible capital, and ratio to
     OTS adjusted total assets               6.6%       $  135,953         1.5%      $30,692
                                          -------      ===========       ------      =======
Core capital, and ratio to OTS
     adjusted total assets                   6.6%       $  135,953         3.0%      $61,385        5.0%      $102,308
                                          -------      ===========       ------      =======      ------      ========
Core capital, and ratio to OTS
     risk-weighted assets                   13.2%       $  135,953                                  6.0%      $ 61,800
                                          -------      ===========                                ------      ========
Allowance for loan and lease losses                          9,971
                                                       -----------
Supplementary capital                                        9,971
                                                       -----------
Total risk-based capital, and ratio to
     OTS risk-weighted assets (1)           14.2%       $  145,924         8.0%      $82,400      10.0%       $103,000
                                          -------      ===========       ------      =======      ------      ========
OTS Total assets                                        $2,099,463
                                                       ===========
OTS Adjusted total assets                               $2,046,151
                                                       ===========
OTS Risk-weighted assets                                $1,030,000
                                                       ===========

(1) Does not reflect the interest rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

  A summary of the Bank's capital amounts and ratios as of December 31, 1995, follows (in thousands):

==========================================================================================================================
                                                                                                      To Be Well
                                                                             Minimum                  Capitalized
                                                                           For Capital                For Prompt
                                                                             Adequacy              Corrective Action
                                                  Actual                    Purposes                   Provisions
                                          -----------------------       -------------------      --------------------
                                           Ratio          Amount         Ratio       Amount       Ratio        Amount
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets           9.4%      $   137,036
                                          -------
Intangible assets                                         (17,279)
Unrealized gains on available-for-sale
     securities, net of tax                                (2,659)
                                                       -----------
Tangible capital, and ratio to
     OTS adjusted total assets               8.2%      $   117,098         1.5%      $21,547
                                          -------      ===========       ------      =======
Core capital, and ratio to OTS
     adjusted total assets                   8.2%      $   117,098         3.0%      $43,095        5.0%      $ 71,825
                                          -------      ===========       ------      =======      ------      ========
Core capital, and ratio to OTS
     risk-weighted assets                   17.8%      $   117,098                                  6.0%      $ 39,432
                                          -------      -----------                                ------      ========
Allowance for loan
     and lease losses                                        7,485
                                                       -----------
Supplementary capital                                        7,485
                                                       -----------
Total risk-based capital, and ratio to
     OTS risk-weighted assets (1)           19.0%      $   124,583         8.0%      $52,576       10.0%      $ 65,720
                                          -------      ===========       ------      =======      ------      ========
OTS Total assets                                       $ 1,456,428
                                                       ===========
OTS Adjusted total assets                              $ 1,436,490
                                                       ===========
OTS Risk-weighted assets                               $   657,204
                                                       ===========

(1) Does not reflect the interest rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


  Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, adequately capitalized institutions are required to maintain a core capital ratio (as defined) of 4.0% or greater. The Bank's capital exceeded this requirement by $54.1 million. In April 1991, the OTS issued a proposal to increase the core capital requirement for most savings institutions. Under the proposal, only institutions with the highest rating under the OTS MACRO rating system would be permitted to operate at or near the current 3.0% core capital requirement. For all other savings institutions, the minimum required ratio would be 3.0% plus at least an additional 100 to 200 basis points, as determined by the OTS on a case-by-case basis.

  For regulatory purposes and under OTS guidelines, unrealized gains on securities held available for sale of $2.1 million were deducted from core and tangible capital as of December 31, 1996. These unrealized gains, however, are added back to shareholders' equity under generally accepted accounting principles. Risk-based capital, for regulatory requirements, includes the $10.0 million allowance for loan losses at December 31, 1996.

  The Federal Financial Institution Examination Council ("FFIEC") ruled on the question of deferred tax assets under SFAS No. 109 and the related capital impact. The FFIEC has indicated that to the extent that the realization of deferred tax assets is dependent on an institution's future taxable income (exclusive of reversing temporary differences and carry forwards) or its tax-planning strategies, such deferred tax assets would be limited for regulatory capital purposes to the amount that can be realized within one year or 10% of core capital, whichever is less. The Bank has included the net deferred tax asset of $1.2 million at December 31, 1996, in the regulatory amounts due to the realizability of these tax benefits through carry back availability against prior year taxable income.

  In 1993, the OTS adopted an amendment to its risk-based capital requirements that will require institutions with more than a "normal" level of interest rate risk to maintain additional risk-based capital. As of December 31, 1996, the OTS has continued to delay implementation of this regulation. Under the regulation, a savings bank will be considered to have a "normal" level of interest rate risk if the decline in its net portfolio value after an immediate and sustained 200-basis-point increase or decrease in market interest rates (whichever leads to the greater decline) is less than 2.0% of the current estimated value of its assets. An institution with more than "normal" interest rate risk will be required to deduct from capital, for purposes of calculating its risk-based capital ratio, an "interest rate risk component" in an amount equal to one-half of the difference between its measured interest rate risk and 2.0% multiplied by the estimated economic value of its total assets. This deduction of an interest rate risk component from capital would effectively increase the amount of capital otherwise required to satisfy the risk-based capital requirement. Under OTS criteria as of December 31, 1996, the Bank was exempt from this requirement. However, events beyond the control of the Bank, such as changing interest rates or a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

  At periodic intervals, both the OTS and the FDIC routinely examine the Bank's financial statements as part of their legally prescribed oversight of the savings and loan industry. Based on these examinations, the regulators could direct that the Bank's financial statements be adjusted in accordance with their findings.

  A future examination by the OTS or the FDIC could include a review of certain transactions or other amounts reported in the Bank's 1996 financial statements. The regulators have not proposed any adjustments to the Bank's year-end financial statements in prior years. However, in view of the Financial Institution Reform, Recovery, and Enforcement Act of 1989, and the increasingly uncertain regulatory environment in which the Bank now operates, the extent, if any, to which a forthcoming regulatory examination may ultimately result in adjustments to the 1996 financial statements cannot presently be determined.

13. FINANCIAL INSTRUMENTS WITH
    OFF-BALANCE-SHEET RISK:

OFF-BALANCE-SHEET RISK

   The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates (hedging). These off-balance-sheet financial instruments include interest rate swaps, interest rate caps, interest rate collars, and mandatory and optional forward commitments. These instruments involve, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract or notional amounts of these instruments represent the extent of involvement the Company has in particular classes of financial instruments.

OFF-BALANCE-SHEET CREDIT RISK

   For interest rate swap transactions, forward and futures contracts, and options contracts, the contract or notional amounts do not represent exposure to credit loss. The Company controls credit risk by conducting transactions only with "primary" U.S. Government dealers as established by the Federal Reserve Bank, money center banks, recognized GNMA dealers, and major investment firms, and by setting policies for transaction volume limitations and periodic monitoring. Each broker, dealer or bank is carefully evaluated on the basis of its financial strength, reputation and expertise. Unless noted otherwise, the Company does not require collateral or other securities to support financial instruments with credit risk.

SUMMARY OF FINANCIAL INSTRUMENTS WITH
OFF-BALANCE-SHEET RISK (in thousands)

============================================================
                                CONTRACT OR NOTIONAL AMOUNT
                                      DECEMBER 31,
                              -----------------------------
                                  1996           1995
-----------------------------------------------------------
Interest rate swap agreements     $165,000      $125,000
Interest rate caps                  20,000        20,000
Interest rate collars               10,000        10,000
Mandatory forward contracts         26,750        36,000
Option Contracts:
   Puts                              6,000         8,500

INTEREST RATE SWAPS

  Interest rate swaps are contractual agreements between two parties to exchange interest payments on a specified principal amount (referred to as the "notional" amount) for a specified period, without the exchange of the underlying principal amount. In most instances, the swap involves the exchange of variable interest payments and fixed interest payments. The Company uses swaps to reduce the impact of interest rate changes on short-term funding sources that are, in turn, used to finance fixed rate mortgage-backed securities.

  At December 31, 1996 and 1995, the Company had notional balances of interest rate exchange agreements totaling $165.0 million and $125.0 million, respectively, with interest payable at fixed rates. The weighted average rates to be paid by the Company at December 31, 1996 and 1995, were 5.89% and 6.33%, respectively. In return, the Company was to receive variable interest payments at the London Interbank Offer Rate (LIBOR) payable every three or six months, or the prime rate less 2.0%. At December 31, 1996 and 1995, the weighted average variable yields were 5.69% and 5.98%, respectively. The amounts receivable or payable are credited or charged to interest expense on notes payable and other borrowings. Included in other assets were swap receivables of $2.1 million and $1.2 million at December 31, 1996 and 1995, respectively. These agreements have expiration dates between February 1997 and December 1999.

  FHLMC and GNMA mortgage-backed securities, with a combined carrying value of $1.6 million and $5.0 million (market value of $1.6 million and $5.1 million), were pledged by the Company as collateral for the interest rate swaps outstanding as of December 31, 1996 and 1995, respectively.

  In the event of nonperformance by the other parties to the interest rate swap agreements, credit risk to the Company totaled $0.4 million, representing the fair value of the benefit (cost) of these agreements at December 31, 1996.

INTEREST RATE CAP AGREEMENTS

   Interest rate cap agreements are instruments used by the Company in hedging certain short-term liabilities. An interest rate cap is an agreement whereby the seller of the cap contractually agrees to pay the buyer the difference between the actual interest rate and strike rate per the cap contract, if the actual rate is higher than the strike rate. At December 31, 1996 and 1995, the Company had notional balances of interest rate cap agreements totaling $20.0 million. The Company receives variable interest payments based on the spread between the variable-month LIBOR rate and the strike price of the caps if the variable-month LIBOR rate is higher than the strike rate. The weighted average strike price of the agreements held by the Company at December 31, 1996 and 1995, was 5.32%. Unamortized fees at December 31, 1996 and 1995, were $0.1 million and $0.3 million, respectively, and were included in other assets. These agreements have expiration dates between September 1997 and February 1998. Credit risk to the Company for interest rate cap agreements of $0.2 million at December 31, 1996 represented the unamortized fees of $0.1 million, plus the cost of contract replacement of $0.1 million if the other party does not perform.

INTEREST RATE COLLARS

  Interest rate collars are instruments used by the Company in managing its interest rate sensitivity position. Based on its interest rate sensitivity analysis, the Company enters into interest rate collars to more effectively manage the impact of fluctuating interest rates on its net interest income. An interest rate collar combines an interest rate cap and a floor (one held and one written). An interest rate floor is a contract in which the floor writer, in return for a premium, agrees to limit the risk associated with a decline in interest rates based

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


on a notional amount. If rates fall below an agreed upon strike rate, the floor holder will receive cash payments from the floor writer equal to the difference between the market rate and the strike rate multiplied by the notional principal amount. At December 31, 1996 and 1995, the Company's interest rate collar had a notional principal balance of $10.0 million. The Company pays variable interest payments quarterly based on the spread between the LIBOR rate (5.5% at December 31, 1996) and the strike rate of the floor (5.25%) if LIBOR is less than the strike rate. The Company receives variable rate interest payments based on the spread between the LIBOR rate and the strike rate of the cap (6.10%) if LIBOR is higher than the strike rate. This agreement was executed without exchange of premiums between counter parties and expires in June 1997. Any obligations which may arise under this contract are recorded to interest expense on an accrual basis. Credit risk to the Company for the interest rate collar agreement, if the other party does not perform, was ($119) at December 31, 1996, representing the fair value of the (cost) benefit of the agreement.

MANDATORY AND OPTIONAL FORWARD CONTRACTS

  A forward contract is a legal agreement between two parties to purchase or sell a specific quantity of a financial instrument, at a specified price, with delivery and settlement at a specified future date. Because forward contracts lack the liquidity and protection provided by regulated exchanges, there is a heightened risk of default by the counterparties. The Company had open mandatory forward commitments for future delivery of FNMA and FHLMC guaranteed pass-through certificates of $26.8 million and $36.0 million, respectively, as of December 31, 1996 and 1995.

  At December 31, 1996 and 1995, the Company's exposure to credit loss in the event of nonperformance by other parties to the mandatory forward commitments approximated $0.1 million and $0.4 million, respectively, which represented the difference between the contractual amount and the fair value of these agreements. However, the Company does not anticipate any credit losses related to these agreements.

  The Company purchases put and call options on U.S. Treasury note and bond futures as an alternative to mandatory forward contracts. The Company had outstanding put options of $6.0 million and $8.5 million at December 31, 1996 and 1995, respectively. The Company had no call options outstanding at December 31, 1996 and 1995. The Company's only exposure to loss on these options represents unamortized premiums of $26,000 at December 31, 1996.

14. DISCLOSURES ABOUT FAIR VALUE OF
    FINANCIAL INSTRUMENTS:

  SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows, and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the actual fair value if the asset or liability were to be sold or settled at the current date could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the combined Company taken as a whole.

  The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

   Cash and cash equivalents-The carrying amounts reported in the balance sheet approximate the fair value for those assets.

   Securities-Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, then fair values are based on quoted market prices of comparable instruments.

   Mortgage loans held for sale and loans receivable-The fair values for certain mortgage loans are based on quoted prices of similar loans, adjusted for differences in loan characteristics. The fair values for other loans are estimated through discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and credit quality. The carrying amount of accrued interest approximates its fair value.

   Mortgage Servicing Rights-The fair value of capitalized excess servicing fees, originated mortgage servicing rights, and purchased mortgage servicing rights are estimated by discounting the future cash flows at a rate that management believes to be reasonable. The future cash flows used to estimate the fair value of these financial instruments are adjusted for prepayments.

   Deposit liabilities-The fair values disclosed for demand deposits, savings accounts and certain money market accounts are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

   Notes payable and other borrowings-The fair values of secured notes due to FHLB of Pittsburgh and borrowings under repurchase agreements are estimated using the rates currently offered for liabilities of similar remaining maturities. The fair values of other borrowings are based on quoted prices.

   Off-balance-sheet instruments-Fair values for the Company's off-balance-sheet instruments (swaps, caps, collars, forwards, options and lending commitments) are based on quoted prices, current settlement values, pricing models or other formulas.

  At December 31, 1996 and 1995, the estimated fair values of the Company's financial instruments were as follows (in thousands):

======================================================================================================================
                                                                DECEMBER 31, 1996                 DECEMBER 31, 1995
                                                      ----------------------------------------------------------------
                                                           CARRYING            FAIR           CARRYING           FAIR
                                                            AMOUNT            VALUE            AMOUNT           VALUE
----------------------------------------------------------------------------------------------------------------------
 Financial assets:
     Cash and cash equivalents                        $     60,102       $     60,102     $     50,177    $     50,177
     Mortgage loan held for sale                            17,335             17,335           26,001          26,001
     Investment Securities                                  53,935             53,935           46,896          46,896
     Mortgage-backed securities                            752,707            754,411          463,353         466,375
     Loans receivable, net                               1,113,114          1,120,662          796,735         809,539
     FHLB stock                                             11,159             11,159            8,912           8,912
     Mortgage Servicing Rights                               7,677              7,677            6,855           6,855

Financial liabilities:
     Deposits                                            1,491,450          1,511,024        1,076,549       1,100,584
     Secured notes due to FHLB of Pittsburgh               175,000            175,032          120,614         121,023
     Securities sold under agreements to repurchase        176,674            175,844           81,112          81,112
     Other borrowings                                            0                  0            1,554           1,554

======================================================================================================================
                                                                DECEMBER 31, 1996                 DECEMBER 31, 1995
                                                            ----------------------------------------------------------
                                                             COST              FAIR             COST             FAIR
                                                            AMOUNT            VALUE            AMOUNT           VALUE
----------------------------------------------------------------------------------------------------------------------
Unrecognized Financial Instruments:
     Commitments to originate loans                         $   --             $   --           $   --          $   --
     Interest rate swaps in a net receivable,
         (payable) position, respectively                       42               (439)            (682)         (1,794)
     Interest rate caps                                        134                 99              266             163
     Interest rate collar                                       --                 --               --             (39)
     Mandatory forward commitments                              --               (129)              --            (368)
     Put options                                                26                 26               15              15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


15. EMPLOYEE BENEFIT PLANS:

  The Company has a noncontributory defined benefit pension plan that covers substantially all employees. Benefits are based on years of service and the employees' compensation during the last five years of employment. Investments of the plan primarily include mutual funds, Company stock, U.S. Government securities, and cash. Company stock totaled $0.7 million, representing 12% of plan assets at December 31, 1996.

  The following table sets forth the pension plan's accumulated plan benefits and funded status, as determined by consulting actuaries, at December 31, 1996 and 1995 (in thousands):


===================================================================================================================
                                                                                          DECEMBER 31,
                                                                              -------------------------------------
                                                                                1996                       1995
-------------------------------------------------------------------------------------------------------------------
  Actuarial present value of accumulated benefit obligations,
      including vested benefits of $3,438 and $3,486, respectively             $3,515                      $3,598
-------------------------------------------------------------------------------------------------------------------
  Projected benefit obligations for services rendered to date                  $4,778                      $5,486
  Plan assets at fair value                                                     5,571                       4,730
-------------------------------------------------------------------------------------------------------------------
  Projected benefit obligation less than (greater than) plan assets               793                        (756)
  Unrecognized net (gain) loss from past experience, different
      from that assumed                                                          (766)                        843
  Unrecognized net asset being amortized over 18 years                           (490)                       (551)
-------------------------------------------------------------------------------------------------------------------

  Accrued pension liability                                                   $  (463)                    $  (464)
===================================================================================================================

A summary of net pension costs for the years ended December 31, 1996 and 1995 follows in (in thousands):

                                                                                          DECEMBER 31,
                                                                           ----------------------------------------
                                                                                1996                       1995
-------------------------------------------------------------------------------------------------------------------
              Service cost                                                      $ 411                       $ 380
              Interest cost on projected benefit obligation                       340                         339
              Return on plan assets                                              (686)                       (951)
              Net amortization and deferral                                       235                         590
-------------------------------------------------------------------------------------------------------------------
              Net pension cost                                                  $ 300                       $ 358
===================================================================================================================

  At December 31, 1996 and 1995, the projected annual salary growth rates used in determining the projected benefit obligations were 5.00% and 5.50%, respectively, while the weighted average discount rates used in determining the projected benefit obligations were 8.00% and 7.25%, respectively. The expected long-term rate of return on plan assets was 8.00% for the years ended December 31, 1996 and 1995.

  The Company has a cafeteria-type health and welfare plan for the benefit of all employees and their dependents. Participation in the plan is voluntary. Contributions made by the Company are based on actuarially determined amounts. Participants contribute monthly through payroll deductions. The Company's contributions totaled $0.8 million and $0.5 million for the years ended December 31, 1996 and 1995, respectively.

  The Company also has an employee savings plan (401[k]) for the benefit of all employees having the requisite service period. Contributions are made at the discretion of the employee. Investments of the plan include mutual funds, Company stock, certificates of deposit and cash. Company stock totaled $6.4 million, or 40% of the plan's assets at December 31, 1996.

  The Company provides an Employee Stock Ownership Plan ("ESOP") to employees age 21 or older who have at least one year of credited service with the Company. In June 1996, the ESOP borrowed $9.3 million from the Company to purchase 0.8 million shares of the Company's common stock in the Conversion and Reorganization, and to repay the balance of a loan from an unaffiliated lender relating to the purchase of shares of common stock of the Bank in the Bank's initial public offering in January 1994. The Company makes scheduled discretionary cash contributions to the ESOP sufficient to amortize the principal and interest on the loan, which has a maturity of ten years. Unallocated shares are released annually and allocated to individual accounts. Dividends on unallocated shares are not considered dividends for financial reporting purposes and are used to pay debt service. The Company recognized compensation expense of $1.1 million relating to the ESOP in the year ended December 31, 1996. As of December 31, 1996, the ESOP held 1.3 million shares, of which 0.3 million had been allocated. The fair value of unearned ESOP shares at December 31, 1996, approximated $14.6 million.

  In addition to the ESOP, the Company has established a management recognition plan for directors and a management recognition plan for officers (collectively, the Recognition Plans). The objective of the Recognition Plans is to enable the Company to provide directors, officers and employees with a proprietary interest in the Company as an incentive to contribute to its success. The Bank contributed funds to the Recognition Plans to enable the Recognition Plans to acquire 4% of the common stock in the Bank's initial public offering in January 1994. The purchase of an additional 4% of the common stock sold in the 1996 Conversion and Reorganization was authorized by shareholders at the December 17, 1996 Special Meeting of Shareholders, of which
0.1 million shares were purchased in December 1996. The remaining 0.3 million shares were purchased in January 1997. Such amounts have been charged to equity, representing the cost of shares acquired for the Recognition Plans. Unless the administrators specify otherwise, shares of common stock granted pursuant to the Recognition Plans generally will be in the form of restricted stock payable over a five-year period at the rate of 20% per year, commencing on the date of grant of the award. Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the recipient will be recognized pro rata over the five years during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of, and are required to be held in trusts. The Company recognized expense related to the Recognition Plans of $0.3 million for the year ended December 31, 1996, which is reflected as an adjustment to shareholders' equity.

  In connection with the 1994 Reorganization and Stock Offering, the Company adopted the 1993 Directors' Stock Option Plan. Authorized shares of common stock equal to 1.5% of the common stock in the Stock Offering (or 0.1 million shares adjusted for the 2.0775 exchange ratio) were reserved for issuance pursuant to the Directors' Stock Option Plan. The 1996 Stock Option Plan provides the Directors the option to purchase, as a group, 2.1% of the common stock in the 1996 Stock Offering, or 0.2 million shares of common stock. The Stock Option Plans provide that each current director who is not an officer or employee of the Company be granted compensatory options to purchase shares of common stock. The per-share exercise price of a compensatory stock option shall at least equal the fair market value of a share of common stock on the date the option is granted. Options granted under the 1996 Stock Option Plan vest and are exercisable 20% per year over a five-year period, commencing on the first anniversary of the date of grant. An option granted under the Stock Option Plan will be exercisable until the earlier of ten years after its date of grant or three years after the date on which the optionee ceases to be a nonemployee director.

  Additionally, the Company adopted the 1993 and 1996 Stock Incentive Plans ("Stock Option Plans") in connection with the 1994 and 1996 Reorganization and Stock Offerings, respectively. The Stock Option Plans authorize the grant of stock options and stock appreciation rights equal to 8.5% and 7.9% of the common stock in the 1994 and 1996 Stock Offerings, respectively. Under the Stock Option Plans, certain officers and key employees may be granted options, which may be incentive or compensatory. The per-share exercise price of an incentive stock option shall at least equal the fair market value of a share of common stock on the date the option is granted. The per-share exercise price of a compensatory stock option shall at least equal the greater of par value, or 85% of the fair market value of a share of common stock on the date the option is granted. In connection with the Stock Offerings, 0.7 million (adjusted for the 2.0775 exchange ratio) and 0.8 million options were reserved for issuance in the 1993 and 1996 plans, respectively.

  The Company accounts for Stock Option Plans under Accounting Principles Board Opinion No. 25, and accordingly, no compensation expense has been recognized in the financial statements of the Company. Had compensation expense for these plans been determined consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would not have been materially different, as a significant portion of outstanding stock options were granted on December 17, 1996, and will vest over a five year period.

  Because the SFAS No. 123 method has not been applied to options granted prior to January 1, 1995, the resulting pro-forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions used for grants in 1996 and 1995 included a risk-free interest rate of 6.21%, expected volatility of 20%, an expected dividend yield of 2.0% and an expected option life of 7 years.

  The Stock Option Plans provide for the granting of stock options to key officers and directors to purchase

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

common stock at prices equal to the market price of the stock at the date of the grant. In connection with the Conversion and Reorganization completed on June 14, 1996, the Company adopted the 1993 Stock Incentive Plan and the 1993 Directors' Stock Option Plan of the Bank. The Bank common stock and the original option price were adjusted for the exchange ratio of 2.0775.

  A summary of activity under the various stock option plans for the years ended December 31, 1996 and 1995 follows:


===============================================================
                                                    Weighted-
                                                     Average
                                                     Exercise
Option Price                        $4.81-$15.00     Prices
===============================================================
Options outstanding December 31, 1994    715,362     $  4.81
     Granted                              44,238        6.41
     Exercised                           (60,006)       4.81
     Forfeited                           (74,137)       4.81
---------------------------------------------------------------
Options outstanding December 31, 1995    625,457     $  4.92
===============================================================
     Granted                             979,435       14.40
     Exercised                           (27,333)       4.90
     Forfeited                            (7,019)       4.81
---------------------------------------------------------------
Options outstanding December 31, 1996  1,570,540     $ 10.84
===============================================================
Options exercisable December 31, 1996    586,119     $  4.87
===============================================================


16. ACQUISITIONS:

  On June 28, 1996, the Company completed the acquisition of twelve former branch offices of Meridian Bank located in Berks County (ten offices) and Lebanon County (two offices), Pennsylvania from CoreStates Bank, (the "Branch Acquisition"). In connection with this transaction, the Company assumed approximately $379.7 million of deposits and acquired approximately $122.4 million of single-family residential, commercial and consumer loans. In addition, Commonwealth received approximately $3.1 million of real property and approximately $215.8 million of cash, net of a deposit premium of approximately $38.4 million. The Company assigned $14.7 million of the cost of the acquisition to the value of the core deposit intangible asset. The excess of the cost over the identifiable assets acquired less liabilities assumed of $23.7 million was recorded as goodwill.

  On July 29, 1995, the Company purchased four Philadelphia-area branch offices and the related deposits from Fidelity Federal. This transaction was accounted for as a purchase, and accordingly, all assets acquired and liabilities assumed were recorded at estimated fair value. In purchasing these branches, the Company acquired premises and equipment of $1.3 million, loans of $0.1 million, deposits of $197.4 million, and received $178.9 million in cash. The core deposit intangible assigned through the allocation of the purchase price amounted to approximately $3.3 million, while the remaining goodwill totaled approximately $13.8 million.

17. CONVERSION AND REORGANIZATION:

  On June 14, 1996, the Company completed its stock offering in connection with the Conversion and Reorganization of Commonwealth Mutual Holding Company, the former parent company of the Bank from the mutual holding company form of ownership to the stock holding company form. In the offering, 9.9 million shares of common stock of the Company were sold in a subscription and community offering at $10.00 per share. In addition, 8.1 million shares of common stock of the Company were issued in exchange for shares of stock of the Bank previously held by public stockholders at an exchange ratio of 2.0775 shares for each share of Bank common stock, resulting in 18.0 million shares of common stock of the Company outstanding at the time of the offering.


18. SUBSEQUENT EVENTS:

  On February 18, 1997, the Company completed the sale of its headquarters building, resulting in an after-tax gain of approximately $1.0 million. The Bank has relocated its headquarters from the Great Valley Corporate Center in Chester County, Pennsylvania to Norristown, Pennsylvania, which is the county seat of Montgomery County. The move is anticipated to result in annual cost savings to the Company (exclusive of certain costs associated with the relocation, which will be expensed in the first quarter of 1997) and provide increased business opportunities by centering its operations in the county seat of an economically strong and diverse county.

  On January 31, 1997, ComNet Mortgage Services acquired selected assets of Homestead Mortgage, Inc. ("Homestead"), a mortgage company headquartered in Millersville, Maryland. Among the assets acquired from Homestead were production branches located in Millers-ville, Bethesda, Whitemarsh, and Woodlawn, Maryland and Media, Pennsylvania. In 1996, these branches originated approximately $160.0 million of mortgages in Virginia, Maryland, Delaware, Pennsylvania, and the District of Columbia. Under the terms of the transaction, the group will continue to operate under the Homestead Mortgage name in Maryland, Virginia, and the District of Columbia.

SHAREHOLDER INFORMATION  Commonwealth Bancorp, Inc. and Subsidiaries

BOARD OF DIRECTORS

GEORGE C. BEYER, JR.                                     Chief Executive Officer
                                              Valley Forge Financial Group, Inc.
JOSEPH E. COLEN, JR.                                   Chairman, President & CEO
                                                    of Machined Metals Co., Inc.
                                         President of Jennings International Co.
                                              President of Oak-Corson Realty Co.
RICHARD J. CONNER*                                 Retired, Previously President
                                                   of Connor's Firestone Service
WILLIAM B. HAINES, JR.                             Retired, Previously President
                                          of McFarland & Haines Insurance Agency
CHARLES H. MEACHAM                          Chairman and Chief Executive Officer
                                                      Commonwealth Bancorp, Inc.
HARRY P. MIRABILE                    Retired, Previously Secretary and Treasurer
                                                    of Mirabile Beverage Company
NICHOLAS SCLUFER                                Senior Partner of Penton Company

MATTHEW T. WELDE                                   Retired, Previously Chairman,
                                            President & CEO of Commonwealth Bank
                                                             * Director Emeritus


ADVISORY COMMITTEE
George W. Snear, Sr.                                           Funeral Director,
                                                    George W. Snear Funeral Home


COMMONWEALTH BANK OFFICERS
Charles H. Meacham                Chairman of the Board, Chief Executive Officer
Patrick J. Ward                               President, Chief Operating Officer
David K. Griest                 Senior Vice President, Chief Information Officer
Charles M. Johnston               Senior Vice President, Chief Financial Officer
William J. Monnich                      Senior Vice President, Community Banking
Ellen L. Benson                                  Vice President, Human Resources
Patricia A. Collins                                    Vice President, Marketing
Paul Donovan                                    Vice President, Consumer Lending
Robert P. Gehring                           Vice President, Chief Credit Officer
Cynthia Graham                               Vice President, Traditional Banking
Michael W. Harrington                                  Vice President, Treasurer
James L. Jillson                                 Vice President, Consumer Credit
Kathleen J. Lippincott               Vice President, Operations Support Services
W. David McHugh                    Vice President, Computer Systems and Services
William P. Mulholland                            Vice President, General Auditor
Margaret Petrakis                                Vice President, Service Quality
Rose Marie J. Smith                      Vice President, Administrative Services
James T. Thomas                                       Vice President, Controller

COMNET MORTGAGE SERVICES
A DIVISION OF COMMONWEALTH BANK

OFFICERS
Peter A. Kehoe                                                         President
Ronald J. Altieri                              Senior Vice President, Production
Katherine M. Solomon                  Senior Vice President, Loan Administration

Theodore T. Aicher                           Vice President, Secondary Marketing
Tracy L. Gift                             Vice President, Residential Operations

CORPORATE INFORMATION
ANNUAL MEETING:
April 24, 1997
10:00 am
The People's Light & Theatre Company
39 Conestoga Road
Malvern, PA  19355

STOCK LISTING:
Commonwealth Bancorp, Inc.'s common stock is traded on the NASDAQ National Stock Market under the symbol "CMSB".

TRANSFER AGENT AND REGISTRAR:
Address changes and all shareholder inquiries should be directed to:
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

INVESTOR INFORMATION:
Analysts, investors and others requesting additional financial information may contact:
Charles M. Johnston
Chief Financial Officer
Commonwealth Bancorp, Inc.
2 West Lafayette Street
Norristown, Pennsylvania  19401-4758
610-313-2189

COMMONWEALTH NEWS RELEASES:
As a service to our shareholders and prospective investors, copies of the Company's recent news releases, including quarterly earnings releases, can be transmitted at no charge via fax by calling "Company News On Call" at 1-800-758-5804 ext. 110634. This electronic, menu-driven system, a service of PR Newswire, allows callers to receive specific Commonwealth news releases within minutes of the request.

AUDITORS:
Arthur Andersen LLP
1601 Market Street
Philadelphia, Pennsylvania 19103

LEGAL COUNSEL:
Pepper, Hamilton & Scheetz
2 Logan Square
Philadelphia, Pennsylvania  19141

SPECIAL COUNSEL:
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street NW
Washington, DC  20005

COMMONWEALTH WEBSITE:
http://www.commonwealthbank.com

COMNET WEBSITE:
http://www.commortgage.com


[RECYCLED LOGO] Printed on recycled paper.
[COMMONWEALTH BANCORP, INC. LOGO]

BRANCH INFORMATION  Commonwealth Bancorp, Inc. and Subsidiaries

LOCATIONS OF
COMMONWEALTH BANK

-  EXECUTIVE OFFICE
   Commonwealth Bank Plaza
   2 West Lafayette Street
   Norristown, PA 19401-4758

BERKS COUNTY

-  BIRDSBORO
   350 West Main Street
-  EXETER
   4215 Perkiomen Avenue
-  HEIDELBERG
   4641 Penn Avenue
-  KUTZTOWN
   601 East Main Street
-  MOHNTON
   14 West Wyomissing Avenue
-  READING (4)
    -  830 Lancaster Avenue
    -  2040 Centre Avenue
    -  445 Penn Street
    -  956 North Ninth Street
-  SINKING SPRING
   Giant Food Stores
   Spring Towne Center
-  TEMPLE
   4950 Kutztown Road

BUCKS COUNTY

-  WARRINGTON
   Redner's Warehouse Market
   Doylestown Pointe
-  FAIRLESS HILLS
   Giant Food Stores
   Fairless Hills Shopping Center
-  PENNDEL
   U.S. #1 & Durham Road
-  SOUDERTON
   705 Route 113
-  SOUTHAMPTON
   Giant Food Stores
   Southampton Shopping Center

CHESTER COUNTY

-  EXTON
   Clemens Markets
   Lionville Shopping Center
-  KENNETT SQUARE
   New Garden Shopping Center
-  PHOENIXVILLE
   Maple Lawn Center
-  WAYNE
   Chesterbrook Village Center
-  WEST CHESTER (2)
    -  Marketplace Shopping Center
    -  Giunta's Thriftway
    -  Bradford Plaza
-  WEST GROVE
   106 West Evergreen Street

DELAWARE COUNTY

-  ALDAN
   Giant Food Stores
   Providence Village
-  NEWTOWN SQUARE
   3531 West Chester Pike

LEBANON COUNTY

-  LEBANON (2)
    -  2203 West Cumberland Street
    -  152 North Eighth Street

LEHIGH COUNTY

-  TREXLERTOWN
   Giant Food Stores - Trexler Mall
-  WHITEHALL
   Giant Food Stores
   MacArthur Towne Centre

MONTGOMERY COUNTY

-  AUDUBON
   Audubon Village Shopping Center
-  BLUE BELL
   Giant Food Stores
   The Shoppes at Blue Bell
-  COLLEGEVILLE
   Redner's  Warehouse Markets
   The Marketplace at Collegeville
-  CONSHOHOCKEN
   Plymouth Square Shopping Center
-  GLENSIDE
   139 South Easton Road
-  KING OF PRUSSIA
   DeKalb Plaza Shopping Center
-  LANSDALE (3)
    -  Hillcrest Shopping Center
    -  Sumney Forge Square
    -  521 West Main Street
-  NORRISTOWN (2)
    -  Swede Square Shopping Center
    -  104 West Main Street
-  POTTSTOWN
   Weis Markets
   The Pottstown Center
-  ROYERSFORD
    Limerick Square
-  TRAPPE
   Trappe Shopping Center
-  TROOPER (2)
    -  Park Ridge Shopping Center
    -  Giant Food Stores
       Audubon Square Shopping Center

Office Listings as of March 7, 1997

o  39 Traditional Branches
   15 Supermarket Branches
H  Corporate Headquarters

[MAP]

PHILADELPHIA COUNTY
- PHILADELPHIA (9)
 -  3292 Red Lion Road
 -  8729 Frankford Ave.
 -  7149 Frankford Ave.
 -  7425 Frankford Ave.
 -  2501 Welsh Road
 -  6537 Castor Ave.
 -  6958 Torresdale Ave.
 -  Gross' Thriftway
 -  Port Richmond Village
 -  ShopRite Food Stores
     Boulevard Plaza

LOCATIONS OF COMNET MORTGAGE SERVICES
   -   Allentown, PA
   -   Horsham, PA
   -   Lancaster, PA
   -   Mt. Laurel, NJ
   -   Norristown, PA
   -   Pittsburgh, PA
   -   Stratford, CT
   -   Warwick, RI

LOCATIONS OF
HOMESTEAD MORTGAGE
   -   Baltimore, MD (2)
   -   Bethesda, MD
   -   Media, PA
   -   Millersville, MD

COMLINE(R)
   24 Hour Automated Service Line
   1-800-327-9885