Form 10-K, Exhibit 13
period 1997-12-31
COMMONWEALTH BANCORP INC
filed 1998-03-18
CIK 1005126

                               TABLE OF CONTENTS

Selected Financial Highlights..........................................Page   1
Letter to Shareholders.................................................Page   2
Detailed Financial Highlights..........................................Page  12
Management's Discussion and Analysis...................................Page  13
Report of Management...................................................Page  29
Independent Accountants' Internal Control Report.......................Page  30
Independent Accountants' Opinion Report................................Page  31
Consolidated Financial Statements......................................Page  32
Directors and Officers.................................................Page  59
Corporate Information..................................................Page  59
Locations..............................................................Page  60
Bank Locations Map.....................................................Page  61

Commonwealth Bancorp, Inc., with consolidated assets of $2.3 billion, is the holding company for Commonwealth Bank, which has 56 branches throughout southeast Pennsylvania. ComNet Mortgage Services, a division of Commonwealth Bank, has offices in Pennsylvania, Connecticut, New Jersey, and Rhode Island and operates under the trade name of Homestead Mortgage in Maryland.

IN EARLY 1997, COMMONWEALTH BANK RELOCATED ITS HEADQUARTERS TO COMMONWEALTH BANK PLAZA (COVER PHOTO) IN NORRISTOWN, PENNSYLVANIA. THE MOVE TO THE NEW NORRISTOWN HEADQUARTERS RESULTED IN MEANINGFUL COST SAVINGS AND WILL BETTER ACCOMMODATE FUTURE GROWTH. STAFF MEMBERS ARE PICTURED ABOVE IN THE NEW HEADQUARTERS LOBBY. NOT PICTURED ABOVE ARE OVER 700 STAFF MEMBERS WHO WORK THROUGHOUT THE COMMONWEALTH AND COMNET BRANCH NETWORKS.

SELECTED FINANCIAL HIGHLIGHTS (unaudited)
(dollars in thousands, except per share and ratio data)

========================================================================================================================
  AT YEAR END                                                           1997                 1996                   1995
  Total assets                                                 $   2,268,595        $   2,119,961          $   1,455,700
  Loans receivable, net                                            1,259,596            1,113,114                796,735
  Deposit accounts                                                 1,552,824            1,491,450              1,076,549
  Shareholders' equity                                               214,852              231,924(1)             137,036

========================================================================================================================
  FOR THE YEAR
  Net interest income                                          $      70,388        $      60,954          $      47,462
  Net income                                                          16,369                9,338                 11,255
  Diluted earnings per share                                            1.02                 0.72                    N/A(2)
  Dividends per share                                                   0.28                 0.24(3)                0.24(3)
  Book value per share at end of period                                13.22                12.92                    N/A(2)

========================================================================================================================
  FINANCIAL RATIOS(4)
  Total risk-based capital to risk-weighted
    assets at end of period                                            13.35%               14.17%                 18.96%
  Return on assets                                                      0.73                 0.51                   0.85
  Return on equity                                                      7.56                 4.97                   8.95
  Net interest margin                                                   3.36                 3.54                   3.80
  Nonperforming assets to total assets at
    end of period                                                       0.42                 0.43                   0.51
  Allowance for loan losses to nonperforming loans
    at end of period                                                  100.96               123.74                 120.86



(1) Reflects the receipt of $88.8 million of net proceeds from the Company's second-step conversion in June 1996.

(2) Not applicable, as the Company completed its second-step conversion on June 14, 1996.

(3) Adjusted to reflect the exchange of 2.0775 shares of Company common stock for each share of Bank common stock.

(4) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

LETTER TO SHAREHOLDERS  Commonwealth Bancorp, Inc. and Subsidiaries


DEAR SHAREHOLDERS,
CUSTOMERS AND FRIENDS:

We are pleased to report that 1997 was a year of continued outstanding progress for Commonwealth Bancorp, Inc. The Company achieved significant growth, reported record earnings, and experienced a meaningful increase in its common stock price in its fourth year of public ownership.

Net income in 1997 was $16.4 million, or $1.02 per common share on a diluted basis. This compared to net income of $9.3 million, or $0.72 per share, in 1996. The 1996 results included a one-time charge from the Federal Deposit Insurance Corporation to recapitalize the Savings Association Insurance Fund. Exclusive of this charge, net income would have been $13.9 million, or $1.06 per common share in 1996. The decrease in diluted earnings per share in 1997, compared to 1996, as adjusted, was primarily attributable to an increase in the number of common shares outstanding after the completion of the Company's second-step conversion in June 1996, as well as the time required to deploy the related capital into investments with acceptable long-term profitability characteristics.

The investment community's assessment of Commonwealth's 1997 performance and future earnings potential was reflected in the increase in the value of the Company's common stock. During 1997, the price of Commonwealth common stock increased by 33% from $15.00 per share at year-end 1996 to $19.875 at the end of 1997. Adjusted for the June 1996 exchange of common shares relating to the Company's secondstep conversion, the price of Commonwealth common stock has increased by 313% since its initial public offering price in January 1994.

The year was marked by a number of key accomplishments, all of which were directed toward expanding and strengthening Commonwealth's community banking franchise and its mortgage banking business through internal growth, acquisitions, and supermarket banking. Reflecting this strategy, during 1997, average assets increased 21% to $2.2 billion; average loans increased 25% to $1.2 billion; and average deposits increased 15% to $1.5 billion. Additionally, mortgage originations increased 27% to $585.1 million in 1997, while the combination of net interest revenue and noninterest revenue increased 20% to $92.0 million.

[PHOTO]

CHARLES H. MEACHAM,
CHAIRMAN OF
THE BOARD AND
CHIEF EXECUTIVE OFFICER


An additional critical component of Commonwealth's strategy has been the effective management of its capital structure. During 1997, the Company repurchased $33.2 million of its common stock, representing 2.1 million shares at an average price of $16.15 per share. Of these repurchases, 0.3 million shares were to fund a stock-based benefit plan for directors and employees. The remaining 1.8 million shares were held as treasury stock at year-end. As an additional component of its capital management strategy, Commonwealth increased its common stock dividend 17% during 1997 to an annual rate of $0.28 per share. These capital management activities were directed toward improving utilization of capital, while prudently managing Commonwealth Bank's regulatory capital position. In this latter regard, at year-end 1997, the Bank's regulatory tangible and core capital ratios were 6.6%, unchanged from year-end 1996.

During the year, Commonwealth continued to implement its supermarket banking strategy, increasing the number of supermarket branches from 14 to 17. These full-service branches are open seven days and six nights per week, offering extraordinary convenience to customers who wish to combine their banking with their grocery shopping. The success of the supermarket banking strategy is evident in the growth of supermarket deposits, which increased 67% during 1997 to $108.9 million at year-end. Combined with the Bank's 39 traditional branches, Commonwealth now has 56 branches in its eight county region in southeast Pennsylvania.

The Bank significantly increased its consumer lending activities in 1997. Reflective of this effort, consumer loans increased 15% in 1997 to $194.8 million at year-end. Much of this growth was related to the origination of second mortgage loans and indirect recreational vehicle lending, where Commonwealth's historical credit experience has been excellent.

With respect to commercial lending, Commonwealth's significant investments in systems, products and staffing bore positive results in 1997. Commercial loans, exclusive of those guaranteed by the Small Business Administration, totaled $96.0 million at year-end 1997, an increase of 35% compared to year-end 1996. Commercial deposits also grew substantially during the year, from $49.6 million at the end of 1996 to $81.1 million at year-end 1997, an increase of 64%.

Mortgage banking has been an important component of Commonwealth's business strategy for many years. In 1997, we expanded the operations of ComNet Mortgage Services, the Bank's mortgage banking division, through the acquisition of selected assets and offices of Homestead Mortgage, Inc. ("Homestead Mortgage"), a mortgage company based in Millersville, Maryland. Homestead Mortgage contributed significantly to the 27% increase in Commonwealth mortgage originations to $585.1 million in 1997, from $462.1 million in 1996.

Looking forward, we are enthusiastic about the future and Commonwealth's continuing evolution from a traditional savings bank to a community bank. Recognizing this evolution and the importance of being centrally located among the communities we serve, Commonwealth relocated its headquarters from Malvern, Pennsylvania to Norristown, Pennsylvania in early 1997. In addition to more closely aligning the Bank with its communities, the move to the new Norristown headquarters resulted in meaningful cost savings and will better accommodate future growth.


                       Commonwealth Stock Price,
                            as Adjusted,
                         at Designated Dates

Jan. 1994                       $4.81
Dec. 1994                       $5.95
Dec. 1995                      $10.83
Dec. 1996                      $15.00
Dec. 1997                      $19.875


COMMONWEALTH SHARES HAVE OUTPACED THE NASDAQ STOCK AND FINANCIAL INDICES, APPRECIATING, ON AN ADJUSTED BASIS, FROM $4.81 PER SHARE IN JANUARY 1994 TO $19.875 PER SHARE AS OF DECEMBER 31, 1997. STOCK PRICES HAVE BEEN ADJUSTED TO REFLECT THE JUNE 1996 EXCHANGE OF 2.0775 SHARES OF COMPANY COMMON STOCK FOR EACH SHARE OF BANK STOCK. THE NASDAQ FINANCIAL INDEX IS A CAPITALIZATION-WEIGHTED INDEX DESIGNED TO MEASURE THE PERFORMANCE OF ALL NASDAQ STOCKS IN THE FINANCE SECTOR, EXCLUDING BANKS. THE COMPANIES INCLUDED ARE SAVINGS AND LOAN ASSOCIATIONS, SECURITY AND COMMODITY BROKERS, AND INVESTMENT COMPANIES. THE INDICES REFLECT A BASE VALUE OF 100 AS OF DECEMBER 31, 1993.

[PHOTO]


PATRICK J. WARD,
PRESIDENT AND
CHIEF OPERATING
OFFICER, PICTURED TO
THE RIGHT OF
MR. MEACHAM.


Over the past few years, virtually every facet of our organization has experienced great change. However, guiding us through those changes have been our fundamental business philosophies, which have remained constant. These philosophies include a commitment to increasing shareholder value through our Wcore businesses of community banking and mortgage banking. Integral to these philosophies is our commitment to prudent risk management, effective capital management and superior customer service. In this latter area, our commitment is reflected in the corporate slogan prominently displayed in each of our branches. "Putting the Customer First" has been the foundation of our past achievements and will be at the core of Commonwealth's future successes.

The Board of Directors and management are proud of Commonwealth's accomplishments in 1997, and recognize the important role that our more than 800 employees played in these achievements. Their dedication, professionalism, and commitment to customer service have been key factors driving our successful expansion. They, too, should take pride in Commonwealth's 1997 accomplishments and the many more that undoubtedly lie ahead.

Sincerely,


Charles H. Meacham
Chairman of the Board and Chief Executive Officer

COMMUNITY BANKING - RETAIL

Commonwealth's retail banking strategy is based on the expansion and strengthening of its branch banking franchise in southeast Pennsylvania. In this regard, the Company's focus has been directed toward building a network of strategically located full-service branches, emphasizing localized decision-making and superior customer service, capable of competing effectively with larger regional and national banks. At year-end 1997, Commonwealth had a total of 56 retail branch offices in its eight county region of Berks, Bucks, Chester, Delaware, Lehigh, Lebanon, Montgomery, and Philadelphia Counties, Pennsylvania. This compared to 53 branch locations at year-end 1996, and 36 at the end of 1995.

Commonwealth achieved a number of meaningful accomplishments in the area of community banking over the past year. For example, in 1997, Commonwealth:

- Increased consumer loans by 15% to $194.8 million at the end of the year;

- Increased deposits by $61.4 million to $1.6 billion at year-end;

- Increased deposit fee income by 34% to $7.3 million;

-  Increased the number of ATMs to 55 at
   year-end; and

-  Increased sales of mutual funds by 30% to $35.5 million.

There are three facets to the retail branch growth strategy. The first is internal growth, which involves expanding the product offering to better serve customer needs; increasing the breadth and depth of our household relationships; increasing revenue within the existing branch network; and maintaining focus relative to the control of operating expense. This aspect of the strategy represents the fundamentals of the business.

[PHOTO]

COMMONWEALTH'S SALES ORIENTED
SUPERMARKET BRANCHES PUT THE BANK
IN CONSUMERS' "WALKING PATH" EVERY
TIME THEY GO TO THE SUPERMARKET...
AN AVERAGE OF 2.2 TIMES
A WEEK.


With respect to internal growth, Commonwealth's structured approach to sales training and tracking, coupled with a number of product line enhancements, resulted in a meaningful increase in the number of households served during 1997. Customer households increased from 121,000 at the end of 1996 to 129,000 at year-end 1997. More importantly, the average number of Commonwealth products used by each household increased to 1.9 by year-end.

Looking forward, a major initiative from the standpoint of internal growth will be the introduction of Internet and PC Banking to our customer base. Expected to be available in 1998, this product will better enable the Company to meet the needs of the growing segment of emerging affluent individuals, while providing improved convenience to Commonwealth's increasingly savvy client base.

The second facet of the retail branch growth strategy involves expansion through acquisition. In 1996, Commonwealth completed the purchase of 12 former branch offices of Meridian Bank in Berks and Lebanon Counties. In 1995, the Bank acquired 4 former Fidelity Federal branches in Philadelphia County. While this part of the retail branch growth strategy is inherently difficult to predict, Commonwealth will continue to be opportunistic from the standpoint of acquisitions in the future.

The third key aspect of the retail branch growth strategy involves supermarket banking. Of Commonwealth's 56 retail branch locations at year-end 1997, 17 were located in supermarkets. This compared to 14 supermarket branch locations at year-end 1996. The success of the supermarket banking strategy was evident in 1997, as deposits in supermarket branches grew from $65.1 million at the end of 1996 to $108.9 million at year-end 1997, an increase of 67%.

                           NUMBER OF BANK
                          BRANCH LOCATIONS

Dec. 31, 1994                    26
Dec. 31, 1995                    36
Dec. 31, 1996                    53
Dec. 31, 1997                    56


                                   DEPOSIT
                                   BALANCES

Dec. 31, 1994                    $0.9 Billion
Dec. 31, 1995                    $1.1 Billion
Dec. 31, 1996                    $1.5 Billion
Dec. 31, 1997                    $1.6 Billion

THE BANK HAS ACHIEVED SIGNIFICANT GROWTH IN BRANCH OFFICES AND DEPOSITS SINCE YEAR-END 1994.
Supermarket branches provide a number of advantages over traditional branches in that they offer extraordinary convenience to customers, while providing significant marketing opportunities and cost advantages to the Bank. Customers benefit from supermarket branches because they better enable customers to do their banking when and where it is convenient for them. Supermarket branches are open seven days per week, and the majority are located in newer, larger supermarkets where weekly customer counts average in excess of 12,000.

Commonwealth also benefits from supermarket branches, as they provide increased opportunity to market the Bank's financial products and services by putting Commonwealth in a location that the typical household visits 2.2 times per week. Additionally, supermarket branches enable Commonwealth to improve market penetration more quickly and at significantly lower cost than would be possible through traditional branches. The average supermarket banking facility requires a capital expenditure of $0.3 million, about one-fourth that of a traditional branch.

Commonwealth plans to continue to expand and strengthen its retail banking franchise in the future through internal growth, acquisitions and supermarket banking. Three supermarket branches and one mini-traditional branch are scheduled to open during 1998, and the Bank expects to further increase its ATM network. Additionally, Commonwealth will continue to look for ways to expand its product line to increase customer convenience and customer profitability.

[PHOTO]

WILHELM MOSER, PRESIDENT AND ROBERT MOSER, VICE PRESIDENT, OF JOMA MACHINE COMPANY, INC., INSPECT A NEWLY MACHINED BEARING RACE WITH THEIR COMMONWEALTH BERKS COUNTY BUSINESS BANKER, RAY CRESPO. THE 30 YEAR OLD PRECISION MACHINE AND TOOLING COMPANY MAINTAINS ITS BUSINESS BANKING RELATIONSHIP WITH COMMONWEALTH.

COMMUNITY BANKING - BUSINESS

One of the key elements of Commonwealth's transition from a traditional savings bank to a full-service community bank has been the development of a business banking program to meet the needs of businesses located in markets served by our branch network. Commencing in late 1993, Commonwealth expanded its commercial lending activities by developing the capacity to make loans to businesses in its primary market area in southeast Pennsylvania.

Similar to the Company's branch banking strategy, Commonwealth's business banking strategy is focused on building a full-service institution, emphasizing localized decision making and superior customer service, capable of competing effectively with larger regional and national banks. Over the past year, the Bank continued to make significant investments in products, support systems and staffing to meet the needs of local businesses. In 1997, for example,

Commonwealth created a commercial deposit operations area to address the specialized requirements of business customers. Commonwealth's staffing in business banking now totals ten experienced commercial lenders and two cash management specialists. In the future, we are committed to providing the best possible products and services to our business customers, and stand ready to allocate the financial and human resources necessary to back-up that commitment.


                                  BUSINESS
                                LOAN GROWTH

Dec. 31, 1994                   $ 6.4 Million
Dec. 31, 1995                   $12.2 Million
Dec. 31, 1996                   $70.8 Million
Dec. 31, 1997                   $96.0 Million

                                  BUSINESS
                               DEPOSIT GROWTH

Dec. 31, 1994                   $17.7 Million
Dec. 31, 1995                   $24.1 Million
Dec. 31, 1996                   $49.6 Million
Dec. 31, 1997                   $81.1 Million

THE BANK HAS ACHIEVED SIGNIFICANT GROWTH IN BUSINESS LOANS AND DEPOSITS SINCE YEAR-END 1994.



Commonwealth's target market is comprised of small businesses operating within the Bank's eight county region. While the Bank has the legal lending capacity to extend credit in much larger amounts, most credits are under $1.0 million, reflecting prudent risk management and the relatively modest credit needs, in absolute terms, of small business borrowers.

For credit exposures of up to $2.5 million, credit risk is managed through the Credit Policy and Loan Administration Department. This Department is independent of the loan origination group and is under the supervision of the Chief Credit Officer. Approval authority for exposures above $2.5 million rests with Commonwealth's Commercial Loan Credit Committee which, in addition to the Chief Credit Officer, is comprised of other senior officers of the Bank.

In 1997, Commonwealth achieved meaningful progress relating to its efforts to prudently manage growth in business banking. For example, during 1997, business deposits increased 64% to $81.1 million at the end of 1997, compared to $49.6 million at year-end 1996. Additionally, commercial loans, exclusive of loans guaranteed by the Small Business Administration, increased 35% from $70.8 million at the end of 1996, to $96.0 million at the end of 1997. Importantly, the Company's growth in business banking has been achieved without incurring undue credit risk. Nonperforming commercial loans totaled only $2.3 million, or 2.4%, of the Bank's related commercial loan portfolio at year end 1997.

[PHOTO

COMMONWEALTH IS PROUD OF ITS HERITAGE AS A MORTGAGE LENDER. THE BANK HAS BEEN HELPING PEOPLE BUY HOMES FOR OVER 50 YEARS.


MORTGAGE BANKING

Commonwealth has a long and proud history as a mortgage lender. Operating under the trade names of ComNet Mortgage Services and Homestead Mortgage, Commonwealth is involved in retail and wholesale residential mortgage originations, securitization and sale of mortgage loans, and mortgage servicing. Commonwealth's target market in the mortgage banking business is the I-95 corridor between Massachusetts and Virginia.

During 1997, substantial investments in technology were made to improve efficiency and provide better service to our customers and mortgage investors. Investments in a state-of- the-art desktop underwriting system and a new mortgage servicing system, both of which will be fully operational in 1998, will enable Commonwealth to handle a significant increase in volume without a corresponding increase in staff.

More importantly, these new systems will enable Commonwealth to reduce turnaround time on mortgage applications, as well as improve the quality and timeliness of information provided to investors in Commonwealth-originated mortgages.

With respect to the origination of mortgage loans, Commonwealth's strategy has been to focus on retail originations in those markets where the Company's local presence gives it a competitive advantage. In 1997, retail mortgage loan originations totaled $392.7 million, an increase of 72% compared to $228.3 million in 1996.

The origination of mortgages on a retail basis will continue to be a strategic focus for the Company in the future. Commonwealth's commitment to this business was highlighted in early 1997 with the acquisition of selected assets and offices of Homestead Mortgage, Inc., a mortgage banking company headquartered in Millersville, Maryland. In 1997, Homestead Mortgage originated approximately $156.0 million in mortgages in Virginia, Maryland, Delaware, Pennsylvania, and the District of Columbia. This acquisition gave Commonwealth an excellent opportunity to expand an already profitable core business in important Mid-Atlantic markets on a much faster basis than would be possible through de novo branch expansion.

                                MORTGAGE LOAN
                                ORIGINATIONS
1994                          $343.7 Million
1995                          $494.8 Million
1996                          $462.1 Million
1997                          $585.1 Million

THE ACQUISITION OF SELECTED ASSETS AND OFFICES OF HOMESTEAD MORTGAGE, INC., IN EARLY 1997, CONTRIBUTED TO A 27% INCREASE IN MORTGAGE LOAN ORIGINATIONS IN 1997.

Wholesale mortgage originations totaled $192.4 million in 1997, compared to $233.8 million in 1996. The decrease in this portion of Commonwealth's business was attributable to the Company's strategy of focusing on mortgage originations in those markets in which it has a local presence. Also contributing to the decrease in wholesale originations was the Company's disciplined approach to wholesale pricing, which is driven primarily by economic, rather than volume, considerations.

Commonwealth's strategy is to securitize substantially all of the fixed rate loans which conform to Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC") guidelines. Essentially all of the jumbo fixed rate loans and adjustable rate loans are retained by the Bank. Commonwealth's net gain on the sale of mortgage loans more than doubled in 1997 to $5.0 million, from $2.1 million in 1996.

The Bank generally retains the rights to service the conventional loans it sells, while choosing not to service those loans insured by the Federal Housing Administration or guaranteed by the Veterans Administration. At December 31, 1997, the mortgage servicing portfolio totaled $2.2 billion, an increase of 5% from $2.1 billion at year-end 1996. Reflecting the run-off of more favorably priced historical mortgage servicing rights, mortgage servicing fees were essentially unchanged at $5.2 million in 1996 and 1997.

[PHOTO]

THOMAS FORKER, VICE PRESIDENT OF COMNET MORTGAGE SERVICES, A DIVISION OF COMMONWEALTH BANK, AND MICHAEL HARRINGTON, VICE PRESIDENT AND TREASURER OF COMMONWEALTH, REVIEW RESEARCH STUDIES WITH PEDIATRIC CANCER RESEARCHER, DR. STEPHAN GRUPP. COMMONWEALTH AND COMNET'S ANNUAL "TEE IT UP FOR KIDS" GOLF OUTING HAS RAISED OVER $64,000 FOR THE CANCER RESEARCH CENTER OF THE CHILDREN'S HOSPITAL OF PHILADELPHIA.

COMMUNITY ACTIVITIES

Commonwealth recognizes that, as a community bank, the performance of the organization is tied directly to the health of the communities it serves. An important aspect of maintaining strong and healthy communities involves having a sufficient quantity of affordable housing available to meet the needs of lower income families. Commonwealth's commitment to facilitating the financing of affordable housing in southeast Pennsylvania was evidenced by its $2.2 million investment in lower income housing projects in 1997.

Commonwealth's involvement in community sponsored events is further evidence of its commitment to serve lower income and minority households. For example, for the 5th consecutive year, Commonwealth contributed its time, efforts and financial support to the ACORN & Friends Bank Fair 97. The goal of this community event, sponsored by the Association of Community Organizations for Reform Now ("ACORN"), is to bring together local bankers, lower income persons, and small business entrepreneurs from urban Philadelphia, to assist the latter groups with their banking needs.

Commonwealth's community involvement also includes the support, financial and otherwise, of a number of different organizations, each having a similar goal of making our community a better place to live and work. Additionally, as individuals, our employees serve the community through a number of volunteer efforts. Among the more meaningful of Commonwealth's 1997 donations and involvements were for the benefit of the Children's Hospital of Philadelphia, Montgomery County Cultural Center, Reading Public Museum, Lower Providence Library, Neighborhood Housing of Reading, and the United Way.

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

==========================================================================================================================
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)                                DECEMBER 31,
                                                            --------------------------------------------------------------
SELECTED FINANCIAL CONDITION DATA:                                  1997                   1996                    1995
--------------------------------------------------------------------------------------------------------------------------
Total assets                                                 $ 2,268,595            $ 2,119,961              $1,455,700
Cash, interest-bearing deposits and
     short-term investments                                       53,938                 60,102                  50,177
Investment securities                                             51,326                 53,935                  46,896
Mortgage-backed securities                                       735,291                752,707                 463,353
Mortgage loans held for sale                                      37,574                 17,335                  26,001
Loans receivable, net                                          1,259,596              1,113,114                 796,735
Intangible assets                                                 45,244                 51,220                  17,279
Mortgage servicing rights                                          8,039                  7,677                   6,855
Deposit accounts                                               1,552,824              1,491,450               1,076,549
FHLB advances                                                    213,000                175,000                 120,614
Other borrowings                                                 246,099                176,674                  82,666
Shareholders' equity                                             214,852                231,924                 137,036
Tangible shareholders' equity (1)                                169,608                180,704                 119,757

================================================================================================
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)                    DECEMBER 31,
                                                           -------------------------------------
SELECTED FINANCIAL CONDITION DATA:                                  1994                   1993
------------------------------------------------------------------------------------------------
Total assets                                                  $1,213,960             $1,175,797
Cash, interest-bearing deposits and
     short-term investments                                       45,913                112,992
Investment securities                                             78,412                 37,585
Mortgage-backed securities                                       430,119                386,747
Mortgage loans held for sale                                      18,533                 79,839
Loans receivable, net                                            583,144                498,974
Intangible assets                                                  1,737                  2,812
Mortgage servicing rights                                          6,941                  7,091
Deposit accounts                                                 853,519                882,222
FHLB advances                                                     61,214                 84,914
Other borrowings                                                 147,470                 87,359
Shareholders' equity                                             116,905                 82,425
Tangible shareholders' equity (1)                                115,168                 79,613


                                                                                  YEAR ENDED DECEMBER 31,
                                                            --------------------------------------------------------------
SELECTED OPERATING DATA:                                            1997                   1996                    1995
--------------------------------------------------------------------------------------------------------------------------
Interest income                                              $   155,243            $   127,306               $  97,153
Interest expense                                                  84,855                 66,352                  49,691
--------------------------------------------------------------------------------------------------------------------------
Net interest income                                               70,388                 60,954                  47,462
Provision for loan losses                                          1,600                    601                     578
--------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for
     loan losses                                                  68,788                 60,353                  46,884
Net gain on sales of mortgage loans                                4,993                  2,056                     939
Other noninterest income                                          16,582                 13,617                  11,820
Amortization of intangible assets                                  5,990                  4,542                   1,598
Noninterest expenses, exclusive of
     amortization of intangible assets                            60,058                 57,365                  40,666
--------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                        24,315                 14,119                  17,379
Income taxes                                                       7,946                  4,781                   6,124
--------------------------------------------------------------------------------------------------------------------------
Net income                                                   $    16,369            $     9,338               $  11,255
==========================================================================================================================
Diluted earnings per common share                            $     $1.02            $      0.72                     N/A(2)
==========================================================================================================================
Dividends per share                                          $      0.28            $      0.24(3)            $    0.24(3)
==========================================================================================================================
OTHER DATA:
Number of full-service customer facilities (4)                        56                     53                      36
Number of loan origination offices (5)                                13                      7                       7
Loans serviced for others (in millions)                      $     1,304            $     1,340               $   1,264

                                                                  YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
SELECTED OPERATING DATA:                                           1994                   1993
-----------------------------------------------------------------------------------------------
Interest income                                              $   80,374             $   85,056
Interest expense                                                 36,860                 39,467
-----------------------------------------------------------------------------------------------
Net interest income                                              43,514                 45,589
Provision for loan losses                                           168                    710
-----------------------------------------------------------------------------------------------
Net interest income after provision for
     loan losses                                                 43,346                 44,879
Net gain on sales of mortgage loans                                 318                  5,420
Other noninterest income                                         12,617                  9,174
Amortization of intangible assets                                 1,076                  1,825
Noninterest expenses, exclusive of
     amortization of intangible assets                           41,445                 42,913
-----------------------------------------------------------------------------------------------
Income before income taxes                                       13,760                 14,735
Income taxes                                                      4,515                  5,212
-----------------------------------------------------------------------------------------------
Net income                                                   $    9,245             $    9,523
===============================================================================================
Diluted earnings per common share                                   N/A(2)                 N/A(2)
===============================================================================================
Dividends per share                                          $     0.18(3)                 N/A(2)
===============================================================================================
OTHER DATA:
Number of full-service customer facilities (4)                       26                     26
Number of loan origination offices (5)                                9                     10
Loans serviced for others (in millions)                      $    1,254             $    1,271



KEY OPERATING RATIOS:                                                           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------------------------
PERFORMANCE RATIOS: (6)                                                1997                    1996                    1995
-------------------------------------------------------------------------------------------------------------------------------
Return on assets                                                      0.73%                   0.51%                   0.85%
Return on equity                                                      7.56%                   4.97%                   8.95%
Interest-earning assets to
    interest-bearing liabilities                                    106.25%                 106.41%                 106.20%
Interest rate spread (7)                                              3.11%                   3.30%                   3.55%
Net interest margin (7)                                               3.36%                   3.54%                   3.80%
Noninterest expenses, exclusive of
    amortization of intangible assets, to assets                      2.68%                   3.11%                   3.06%
ASSET QUALITY RATIOS:
Nonperforming assets to total assets at end
    of period (8)                                                     0.42%                   0.43%                   0.51%
Allowance for loan losses to nonperforming
    loans at end of period                                          100.96%                 123.74%                 120.86%
Allowance for loan losses to total loans held
    for investment at end of period                                   0.71%                   0.89%                   0.93%
CAPITAL AND OTHER RATIOS:
Equity to assets                                                      9.66%                  10.17%                   9.46%
Tangible equity to assets at end of period                            7.48%                   8.52%                   8.23%
Dividend payout ratio (9)                                            28.66%                  33.50%                  17.14%


KEY OPERATING RATIOS:                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                           -------------------------------------------
PERFORMANCE RATIOS: (6)                                               1994                   1993
------------------------------------------------------------------------------------------------------
Return on assets                                                     0.77%                  0.81%
Return on equity                                                     8.02%                 12.55%
Interest-earning assets to
    interest-bearing liabilities                                   108.51%                104.60%
Interest rate spread (7)                                             3.55%                  3.94%
Net interest margin (7)                                              3.83%                  4.10%
Noninterest expenses, exclusive of
    amortization of intangible assets, to assets                     3.46%                  3.64%
ASSET QUALITY RATIOS:
Nonperforming assets to total assets at end
    of period (8)                                                    0.52%                  1.26%
Allowance for loan losses to nonperforming
    loans at end of period                                         167.90%                122.26%
Allowance for loan losses to total loans held
    for investment at end of period                                  1.22%                  1.42%
CAPITAL AND OTHER RATIOS:
Equity to assets                                                     9.62%                  6.45%
Tangible equity to assets at end of period                           9.49%                  6.77%
Dividend payout ratio (9)                                           15.69%                   N/A(2)


(1) Shareholders' equity less intangible assets.

(2) Not applicable, as the Company completed its second-step conversion on June 14, 1996.

(3) Adjusted to reflect the exchange of 2.0775 shares of Company common stock for each share of Bank common stock.

(4) Includes ten, fourteen, and seventeen supermarket branch offices at December 31, 1995, 1996, and 1997, respectively.

(5) Consists of offices of ComNet Mortgage Services and for 1997, Homestead Mortgage.

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

(8) Nonperforming assets consist of nonaccrual loans, real estate acquired through foreclosure or by deed-in-lieu thereof and nonperforming investment securities.

(9) Aggregate dividends divided by net income.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

    Commonwealth Bancorp, Inc. ("Commonwealth" or the "Company"), a Pennsylvania corporation, is the holding company for Commonwealth Bank ("Bank"). The Bank is a federally chartered stock savings bank, primarily regulated by the Office of Thrift Supervision ("OTS"). The Bank conducts business from its executive offices in Norristown, Pennsylvania and, as of December 31, 1997, 56 full-service offices located in southeast Pennsylvania.

    The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets (principally loans, mortgage-backed securities, and investment securities), and interest expense on interest-bearing liabilities (principally deposits and borrowings). Net interest income is determined by the interest rate spread (the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities) and the relative amount of interest-earning assets and interest-bearing liabilities.

    The Company's results of operations also are affected by the provision for loan losses, resulting from management's assessment of the adequacy of the allowance for loan losses; the level of noninterest income, including deposit fees and related income, servicing fees, net gains or losses relating to the sale of loans, securities and real estate owned, and other revenue; the level of noninterest expense, including compensation and employee benefits, occupancy and office expense, FDIC premiums, advertising and promotion expense, amortization of intangible assets and other expense; and income tax expense.

    The Company's strategy is based on the expansion and strengthening of its banking franchise in southeast Pennsylvania. In this regard, the Company's focus has been directed toward building a full-service institution, emphasizing localized decision-making and superior customer service, capable of competing effectively with larger regional and national banks. As part of this strategy, Commonwealth has developed a wide variety of products and services which meet the needs of its retail and business customer base. The Company generally has sought to achieve long-term financial strength by increasing the amount and stability of its net interest income and noninterest income, while limiting growth in operating expense. In pursuit of these goals, Commonwealth has adopted a number of complementary business strategies, including growth of the retail branch network through de novo supermarket branching and acquisitions of traditional branches; increased focus on consumer lending and business banking; controlled growth of the mortgage banking business; maintenance of excellent asset quality and strong capital levels; and prudent management of interest rate risk.

    ComNet Mortgage Services ("ComNet"), a division of the Bank, also located in Norristown, conducts business through ten loan origination offices located in Pennsylvania, Connecticut, New Jersey, and Rhode Island. ComNet also conducts business through its wholesale network, which includes correspondents in 29 states. In January 1997, Commonwealth acquired selected assets of Homestead Mortgage, Inc. ("Homestead Mortgage"), a mortgage company headquartered in Millersville, Maryland. Among the assets acquired by Commonwealth were production branches located in Millersville, Bethesda, Whitemarsh, and Woodlawn, Maryland, and Media, Pennsylvania. The Millersville, Bethesda, and Whitemarsh branches continue to operate under the trade name of Homestead Mortgage. The Woodlawn, Maryland and Media, Pennsylvania locations were closed subsequent to the acquisition as a result of the consolidation of their operations with other ComNet and Homestead Mortgage branches.

ACQUISITIONS

    On January 31, 1997, Commonwealth acquired five mortgage production offices of Homestead Mortgage, Inc. located in Maryland and Pennsylvania. These offices originate mortgages in Delaware, the District of Columbia, Maryland, Pennsylvania, and Virginia. Under the terms of the transaction, the group continued to operate under the trade name of Homestead Mortgage in the District of Columbia, Maryland, and Virginia. During 1997, the Homestead Mortgage offices originated loans totaling $156.0 million.

    On June 28, 1996, the Company completed the acquisition of twelve former branch offices of Meridian Bank located in Berks County (ten offices) and Lebanon County (two offices), Pennsylvania from CoreStates Bank (the "Berks Acquisition"). In connection with this transaction, the Company assumed approximately $379.7 million of deposits and acquired approximately $122.4 million of single-family residential, commercial, and consumer loans. In addition, Commonwealth received approximately $3.1 million of real property and approximately $215.8 million of cash, net of a deposit premium of approximately $38.4 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


    The Company assigned $14.7 million of the cost of the acquisition to the value of the core deposit intangible asset, which is being amortized on an accelerated basis over approximately 10 years. The excess of the cost over the identifiable assets acquired, less liabilities assumed, was recorded as goodwill. This amount, which totaled $23.7 million, is being amortized on a straight-line basis over approximately 13 years.

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

    Management of the Company believes that the Berks and Fidelity Federal Acquisitions were strategically important, as the Company's market presence and core deposit base in southeast Pennsylvania were significantly improved through the transactions. The Homestead Mortgage Acquisition provided an excellent opportunity to expand an already profitable core business in important Mid-Atlantic markets on a much faster basis than would be possible through de novo branch expansion.

CHANGES IN FINANCIAL CONDITION

    GENERAL. Total assets increased by $148.6 million, or 7%, from $2.1 billion at December 31, 1996, to $2.3 billion at December 31, 1997. The increase was primarily the result of a $146.5 million increase in loans receivable.

    Total liabilities increased by $165.7 million, or 9%, from $1.9 billion at December 31, 1996, to $2.1 billion at December 31, 1997. This increase was primarily the result of increases in securities sold under agreements to repurchase, secured notes due to the Federal Home Loan Bank of Pittsburgh ("FHLB"), and deposits.

    Shareholders' equity as of December 31, 1997, equaled $214.9 million, compared to $231.9 million at December 31, 1996. This $17.1 million, or 7%, decrease was primarily the result of the $28.7 million purchase of 1.8 million shares of treasury stock, and the $4.5 million purchase of 0.3 million shares of common stock for benefit plans, offset, in part, by the Company's $16.4 million net income for 1997.

    CASH, INTEREST-BEARING DEPOSITS AND SHORT-TERM INVESTMENTS (COLLECTIVELY "CASH AND CASH EQUIVALENTS"). Cash and cash equivalents decreased by $6.2 million, or 10%, from $60.1 million at December 31, 1996, to $53.9 million at December 31, 1997. The decrease was primarily related to the investment of excess liquidity in loans receivable. As a matter of policy, the Company generally emphasizes investments in loans receivable in order to enhance the weighted average yield on its interest-earning assets.

    MORTGAGE LOANS HELD FOR SALE. Mortgage loans held for sale increased by $20.2 million, or 117%, from $17.3 million at December 31, 1996, to $37.6 million at December 31, 1997. The increase was attributable to an increase in loans originated during December 1997, primarily as a result of loans closed by the Homestead Mortgage offices.

    INVESTMENT SECURITIES. Investment securities decreased by $2.6 million, or 5%, from $53.9 million at December 31, 1996, to $51.3 million at December 31, 1997. The decrease was primarily the result of the maturity or call of U.S. Treasury and U.S. Government agency securities, offset, in part, by purchases of U.S. Treasury and U.S. Government agency securities and other equity securities. During 1997, the Company realized a $0.5 million gain on the sale of an equity security that had been purchased earlier in the year.

    Investment securities classified as held to maturity are carried at amortized cost and are adjusted for amortization of premiums and accretion of discounts over the life of the related security pursuant to the level-yield method. Investment securities classified as available for sale are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. There were no investment securities classified as held to maturity at December 31, 1997 and December 31, 1996. Investment securities classified as available for sale totaled $51.3 million at December 31, 1997, compared to $53.9 million at December 31, 1996. The net unrealized gain on available for sale investment securities was $0.9 million at December 31, 1997, compared to $0.1 million at December 31, 1996.

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

    MORTGAGE-BACKED SECURITIES. Mortgage-backed securities decreased by $17.4 million, or 2%, from $752.7 million at December 31, 1996, to $735.3 million at December 31, 1997. In addition to repayments and prepayments, the Company's mortgage-backed securities portfolio decreased as a result of the $6.6 million maturity of mortgage-backed securities during 1997. The decrease was offset, in part, by a strategy during 1997 to enhance the Company's net interest income through the purchase of mortgage-backed securities funded through FHLB advances and repurchase agreements.

    Mortgage-backed securities classified as held to maturity are carried at amortized cost and are adjusted for amortization of premiums and accretion of discounts over the life of the related security pursuant to the level-yield method. Mortgage-backed securities classified as available for sale are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity.

    Mortgage-backed securities classified as held to maturity totaled $196.2 million at year-end 1997, compared to $237.7 million at year-end 1996. Mortgage-backed securities classified as available for sale totaled $539.1 million at December 31, 1997, compared to $515.0 million at December 31, 1996. The net unrealized gain on available for sale mortgage-backed securities was $4.5 million at year-end 1997, compared to $3.1 million at year-end 1996.

    During 1997, the Company sold mortgage-backed securities, which were classified as available for sale, totaling $41.8 million and purchased mortgage-backed securities, classified as available for sale, totaling $41.9 million. These transactions resulted in a $0.2 million net loss on the sale of mortgage-backed securities. The sale was related to a restructuring of the Company's mortgage-backed securities portfolio, which was undertaken to improve future earnings relating to the portfolio.

    Mortgage-backed securities generally increase the quality of the Company's assets by virtue of the insurance or guarantees related to the securities, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. At December 31, 1997 and 1996, $479.4 million, or 65%, and $511.8 million, or 68%, respectively, of the Company's mortgage-backed securities were issued or guaranteed by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC"), or the Federal National Mortgage Association ("FNMA"). As part of its investment policy, the Company also has the ability to invest in private mortgage-backed securities. These non-federally insured mortgage-backed securities, which are generally rated AA or better, yield a higher rate of return and involve a higher risk of loss than comparable mortgage-backed securities issued by the GNMA, the FHLMC, or the FNMA, and serve to further diversify the Company's mortgage-backed securities portfolio. At December 31, 1997 and 1996, $255.9 million, or 35%, and $240.9 million, or 32%, respectively, of the Company's mortgage-backed securities portfolio were private mortgage-backed securities.

    LOANS RECEIVABLE. Loans receivable, net of reserves and unamortized discounts and unaccreted premiums, increased by $146.5 million, or 13%, from $1.1 billion at December 31, 1996, to $1.3 billion at December 31, 1997. The increase was primarily due to the Company's continued emphasis on building its adjustable rate mortgage, consumer and commercial loan portfolios, as well as a $21.1 million bulk loan purchase during 1997.

    Total mortgage loans originated and purchased for the year ended December 31, 1997, increased by $123.1 million, or 27%, from $462.1 million for the year ended December 31, 1996, to $585.1 million for the year ended December 31, 1997. The $123.1 million increase in mortgage originations was primarily attributable to a $156.0 million increase in mortgage loan originations relating to Homestead Mortgage, offset, in part, by a decrease in originations generated through Commonwealth's Wholesale Lending Department. This Department originates loans through a network of correspondent brokers in 29 states. All loans are underwritten under the same criteria as those used for retail originations. Closed loans relating to Commonwealth's wholesale network totaled $192.4 million during the year ended December 31, 1997, compared to $233.8 million for the year ended December 31, 1996.

    Commonwealth's strategy has been to focus on retail originations in those markets where the Company's local presence gives it a competitive advantage. Closed loans relating to Commonwealth's retail network totaled $392.7 million during the year ended December 31, 1997, an increase of 72% compared to $228.3 million for the year ended December 31, 1996.

     Consumer loans increased by $25.5 million, or 15%, from $169.3 million at December 31, 1996, to $194.8 million at December 31, 1997. At December 31, 1997, consumer loans represented 15% of the Company's loan portfolio and were comprised of $41.6 million of equity lines of credit, $98.9 million of second mortgage loans, and $54.3 million of other consumer loans. At December 31, 1996, consumer loans represented 15% of total loans and were comprised of $49.1 million of equity lines of credit, $77.3 million of second mortgage loans, and $42.9 million of other consumer loans.

    As of December 31, 1997, commercial loans, exclusive of loans guaranteed by the Small Business Administration ("SBA"), totaled $96.0 million, or 8%, of the Company's total loan portfolio, as compared to $70.8 million, or 6%, at December 31, 1996. At December 31, 1997, commercial loans (other than SBA loans) were comprised of $71.5 million of commercial real estate loans and $24.5 million of business loans. At December 31, 1996, commercial loans (other than SBA loans) were comprised of $35.5 million of commercial real estate loans and $35.4 million of business loans. During December 1997, Commonwealth reclassified approximately $11.5 million of business loans to commercial real estate loans. However, previously reported amounts were

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


not restated. Commercial loans are generally considered to have a greater risk than residential mortgage loans because the risk of borrower default is greater, and the collateral is more likely to decline in value and may be more difficult to liquidate than single-family residences.

    NONPERFORMING ASSETS. The Company's nonperforming assets, which primarily consist of nonaccrual loans and real estate acquired through foreclosure, increased by $0.4 million, or 5%, from $9.1 million at December 31, 1996, to $9.6 million at December 31, 1997. At December 31, 1997, the Company's $9.6 million of nonperforming assets amounted to 0.42% of total assets. At December 31, 1996, the Company's $9.1 million of nonperforming assets amounted to 0.43% of total assets. The increase in nonperforming assets was primarily related to commercial loans acquired in the Berks Acquisition.

    ALLOWANCE FOR LOAN LOSSES. The Company's allowance for loan losses amounted to $9.0 million at December 31, 1997, as compared to $10.0 million at December 31, 1996. It is management's policy to maintain an allowance for estimated loan losses based upon an assessment of prior loss experience, the volume and type of lending conducted by the Company, industry standards, past due loans, general economic conditions, and other factors related to the collectability of the loan portfolio. At December 31, 1997, the Company's allowance for loan losses amounted to 101% of total nonperforming loans and 0.71% of total loans held for investment, as compared to 124% of total nonperforming loans and 0.89% of total loans held for investment at December 31, 1996. The Company utilizes these percentages as only one of the factors in assessing the adequacy of the allowance for loan losses at various points in time.

    The decrease in the allowance for loan losses was primarily attributable to net credit losses on loans acquired in the Berks Acquisition. The Company acquired a $2.4 million allowance for loan losses as part of the Berks Acquisition. Through December 31, 1997, essentially all of that reserve had been utilized through net credit losses.

    The provision for loan losses totaled $1.6 million and $0.6 million for the years 1997 and 1996, respectively. For 1997, net credit losses totaled $2.5 million, or 0.22% of average loans, compared to $0.5 million, or 0.05%, in 1996.

    PREMISES AND EQUIPMENT. Premises and equipment decreased by $6.8 million, or 27%, from $25.4 million at December 31, 1996, to $18.6 million at December 31, 1997. The decrease was primarily attributable to the sale of the Company's previous headquarters building and a branch property, which had a combined carrying value of $9.5 million. These transactions resulted in a $1.6 million nonrecurring net gain in 1997.

    INTANGIBLE ASSETS. The Company's intangible assets consist of goodwill and core deposit intangibles ("CDI") recorded in connection with the Berks Acquisition in 1996 and the Fidelity Federal Acquisition in 1995. The CDI relating to the Berks Acquisition are being amortized on an accelerated basis over approximately 10 years. The goodwill relating to the Berks Acquisition and the goodwill and CDI relating to the Fidelity Federal Acquisition are being amortized on a straight-line basis over the period to be benefited, ranging between 10 and 13 years.

    The following is a summary of intangible assets as of December 31, 1997 and 1996:

===============================================================================
                                                            DECEMBER 31,
                                                   ----------------------------
(IN THOUSANDS)                                       1997                1996
-------------------------------------------------------------------------------
Goodwill (Berks Acquisition)                         $20,973           $22,791
CDI (Berks Acquisition)                               10,442            13,199
Goodwill (Fidelity Federal)                           11,327            12,398
CDI (Fidelity Federal)                                 2,502             2,832
-------------------------------------------------------------------------------
Total                                                $45,244           $51,220
===============================================================================


    MORTGAGE SERVICING RIGHTS. In recent years, Commonwealth has emphasized the servicing of residential mortgage loans as a source of fee income. At December 31, 1997, Commonwealth's servicing portfolio was $2.2 billion, an increase of 5% compared to $2.1 billion at December 31, 1996. At both December 31, 1997 and December 31, 1996, Commonwealth was servicing $1.3 billion of third party loans, as well as $0.9 billion and $0.7 billion, respectively, of loans held by Commonwealth for investment and sale.

    From time to time, the Company evaluates purchased mortgage servicing rights ("PMSRs") as a means of enhancing noninterest income. In 1990 and 1991, Commonwealth paid $19.1 million to acquire the servicing rights related to $1.1 billion of loans. In addition, during 1994, the Company began purchasing whole loans through a wholesale lending network. In connection with the purchase of these loans, a premium is paid to the correspondent or broker for the right to service such loans, which is recorded as PMSRs.

    The amounts paid to purchase PMSRs have been capitalized. In addition, on a loan by loan basis, the premiums paid to correspondents or brokers for the right to service whole loans are capitalized when such purchases meet the current accounting requirements for capitalization. These amounts are amortized over the estimated servicing lives of the loans to which they relate, using a level-yield method over the contractual life of the underlying mortgage loans, and an estimated prepayment assumption. The prepayment assumption is reviewed quarterly and the amortization is adjusted based on actual and anticipated prepayments, if necessary. PMSRs amounted to $1.6 million at December 31, 1997, as compared to $2.2 million at December 31, 1996, and $3.0 million at December 31, 1995.

    Commonwealth also has sought to expand its mortgage servicing portfolio by increasing the amount of loans originated and sold on a servicing-retained basis. When loans are sold on a servicing-retained basis and the stated servicing fee rate differs from the normal contracted servicing fee rate, the mortgage servicing value associated with the rate differential is used to calculate a gain or loss on sale. These excess mortgage servicing fees are capitalized and amortized using a level-yield method over the estimated life of the loans sold. The prepayment assumption utilized in this estimate is reviewed quarterly and the amortization is adjusted based on actual and anticipated prepayments, if necessary. Capitalized excess mortgage servicing fees amounted to $3.2 million at December 31, 1997, $3.6 million at December 31, 1996, and $3.8 million at December 31, 1995.

    On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights." The Company acquires mortgage servicing rights through the purchase and origination of mortgage loans which are sold or securitized, generally with servicing retained. SFAS No. 122 requires the Company to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (exclusive of mortgage servicing rights) based on their relative fair values. The Company is required to periodically assess its capitalized mortgage servicing rights for impairment, based upon the discounted cash flow of the rights disaggregated within their predominant risk characteristics. Any impairment would be recognized through a valuation allowance. Application of this pronouncement was required for mortgage servicing rights acquired relating to loans sold or securitized commencing January 1, 1996, without retroactive capitalization of mortgage servicing rights retained in such transactions before adoption of the pronouncement.

    Originated mortgage servicing rights ("OMSRs"), recorded for the first time in 1996 relating to the January 1, 1996 implementation of SFAS No. 122, amounted to $3.3 million and $1.9 million at December 31, 1997 and December 31, 1996, respectively, net of a $1.6 million and $0.9 million valuation allowance, respectively.

================================================================================
    The following table sets forth an analysis of the activity in the Company's mortgage servicing rights ("MSRs") during the periods indicated.

                                                                                        Unpaid Principal Balance of
                                          Carrying Value of MSRs                     Serviced Loans Relating to MSRs
                                    ----------------------------------        -------------------------------------------
                                            Year Ended December 31,                        Year Ended December 31,
(in thousands)                       1997           1996          1995              1997             1996           1995
-------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period        $7,677        $6,855        $6,941        $1,042,614      $   988,274       $955,973
Acquisitions                         1,738         2,256         1,156           274,518          333,519        195,637
Amortization/Paydown                (1,286)       (1,059)       (1,242)         (130,979)        (244,283)      (163,336)
Sales                                  (90)         (375)           --           (10,811)         (34,896)            --
-------------------------------------------------------------------------------------------------------------------------
Balance, end of period              $8,039        $7,677        $6,855        $1,175,342       $1,042,614       $988,274
=========================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


    At December 31, 1997, the weighted average coupons on loans relating to the Company's PMSRs, capitalized excess servicing fees, and OMSRs were 9.5%, 7.7%, and 7.4%, respectively.

    OTHER ASSETS. Other assets increased $17.5 million, or 125%, to $31.6 million at December 31, 1997, from $14.0 million at December 31, 1996. The increase was primarily related to the Company's $15.2 million investment in Bank Owned Life Insurance ("BOLI"), which the Company purchased relating to a specific group of Bank employees. The insurance will generate earnings to partially offset the cost of the Company's employee benefit obligations.

    DEPOSITS. Deposits increased $61.4 million, or 4%, to $1.6 billion at December 31, 1997, from $1.5 billion at December 31, 1996. The increase was principally attributable to deposit growth in Commonwealth's supermarket branches.

    BORROWINGS. The Company's borrowings consist principally of advances from the FHLB, and securities sold under agreements to repurchase. FHLB advances increased by $38.0 million, or 22%, to $213.0 million at December 31, 1997, from $175.0 million at December 31, 1996. Repurchase agreements increased by $69.4 million, or 39%, to $246.1 million at December 31, 1997, from $176.7 million at December 31, 1996. The Company's borrowings are used to fund lending and investment activities, withdrawals from deposit accounts, and other disbursements which occur in the normal course of business. Dependent upon the funding requirements and interest rate risk considerations, these borrowings are hedged with off-balance-sheet financial instruments. See "Asset and Liability Management."

    SHAREHOLDERS' EQUITY. On June 14, 1996, the Company completed an offering of common stock in connection with the second-step conversion and reorganization, from the mutual holding company form of ownership to the stock holding company form. In the offering, 9.9 million shares of common stock of the Company were sold in a subscription and community offering at $10.00 per share. In addition,
8.1 million shares of common stock of the Company were issued in exchange for shares of stock of the Bank previously held by public stockholders at an exchange ratio of 2.0775 shares for each share of Bank common stock, resulting in 18.0 million shares of common stock of the Company outstanding at the completion of the conversion and reorganization.

    At December 31, 1997, shareholders' equity equaled $214.9 million, compared to $231.9 million at December 31, 1996. This $17.1 million, or 7%, decrease was primarily the result of the $28.7 million purchase of 1.8 million shares of treasury stock, and the $4.5 million purchase of 0.3 million shares of common stock for benefit plans, offset, in part, by the Company's $16.4 million net income for 1997.

    The Bank's tangible and core capital represented 6.6% of adjusted total assets at both December 31, 1997 and December 31, 1996, which was in excess of the 1.5% and 3.0% minimum regulatory requirements. At December 31, 1997 and December 31, 1996, the Bank's risk-based capital totaled 13.4% and 14.2%, respectively, of total risk-weighted assets, which exceeded the minimum 8.0% requirement.

================================================================================
AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

    The following table sets forth, for the periods indicated, information regarding (i) the total amount of interest income from interest-earning assets and the resultant average yields; (ii) the total amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin.

    Information is based on average daily balances during the indicated periods.

                                                                                 Year Ended December 31,
                                                                     1997                                     1996
                                                -----------------------------------------------------------------------------------
                                                                                Average                                   Average
                                                     Average                     Yield/       Average                      Yield/
(dollars in thousands)                               Balance       Interest     Rate (5)      Balance       Interest      Rate (5)
-----------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable (1):
    Mortgage loans:
      1-4 family residential                     $   885,062      $  65,945        7.45%   $   724,844     $  54,849        7.57%
    Consumer loans                                   176,909         15,982        9.03        140,806        12,698        9.02
    Commercial real estate loans                      49,320          4,447        9.02         26,566         2,035        7.66
    Business loans                                    55,202          4,252        7.70         39,984         3,093        7.74
                                                 -----------      ---------                -----------     ---------
        Total loans receivable                     1,166,493         90,626        7.77        932,200        72,675        7.80
                                                 -----------      ---------                -----------     ---------
Mortgage loans held for sale                          49,477          3,559        7.19         39,639         2,927        7.38
Mortgage-backed securities                           791,245         54,887        6.94        654,586        45,471        6.95
Investment securities                                 64,742          4,031        6.23         63,018         3,386        5.37
Other earning assets(2)                               23,521          2,140        9.10         31,192         2,847        9.13
                                                 -----------      ---------                -----------     ---------
  Total interest-earning assets                    2,095,478        155,243        7.41      1,720,635       127,306        7.40
                                                                  ---------                                ---------
Noninterest-earning assets                           146,185                                   126,810
                                                 -----------                               -----------
  Total assets                                   $ 2,241,663                               $ 1,847,445
                                                 ===========                               ===========
Interest-bearing liabilities:
  Deposits:
    Demand deposits(3)                           $   550,236         13,616        2.47    $   472,755        12,182        2.58
    Savings deposits                                 245,813          5,494        2.24        240,579         5,072        2.11
    Certificates of deposit                          722,278         39,450        5.46        609,510        32,104        5.27
                                                 -----------      ---------                -----------     ---------
      Total deposits                               1,518,327         58,560        3.86      1,322,844        49,358        3.73
                                                 -----------      ---------                -----------     ---------
    Total borrowings                                 453,901         26,295        5.79        294,098        16,994        5.78
                                                 -----------      ---------                -----------     ---------
      Total interest-bearing liabilities(4)        1,972,228         84,855        4.30      1,616,942        66,352        4.10
                                                                  ---------                                ---------
Noninterest-bearing liabilities                       52,792                                    42,665
                                                 -----------                               -----------
      Total liabilities                            2,025,020                                 1,659,607
Shareholders' equity                                 216,643                                   187,838
                                                 -----------                               -----------
      Total liabilities and equity               $ 2,241,663                               $ 1,847,445
                                                 ===========                               ===========
Net interest-earning assets                      $   123,250                               $   103,693
                                                 ===========                               ===========

Net interest income/interest rate spread                          $  70,388        3.11%                   $  60,954        3.30%
                                                                  =========      =======                   =========      =======
Net interest margin                                                                3.36%                                    3.54%
                                                                                 =======                                  =======
Ratio of average interest-earning assets
  to average interest-bearing liabilities                                        106.25%                                  106.41%
                                                                                 =======                                  =======


                                                         Year Ended December 31,
                                                                   1995
                                              ------------------------------------------
                                                                               Average
                                                  Average                       Yield/
(dollars in thousands)                             Balance       Interest      Rate (5)
----------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable (1):
    Mortgage loans:
      1-4 family residential                     $  507,809       $41,222         8.12%
    Consumer loans                                  105,316        10,291         9.77
    Commercial real estate loans                      6,865           618         9.00
    Business loans                                   34,205         2,665         7.79
                                                 ----------       -------
        Total loans receivable                      654,195        54,796         8.38
                                                 ----------       -------
Mortgage loans held for sale                         41,978         3,208         7.64
Mortgage-backed securities                          472,651        33,587         7.11
Investment securities                                59,885         3,754         6.27
Other earning assets(2)                              20,462         1,808         8.84
                                                 ----------       -------
  Total interest-earning assets                   1,249,171        97,153         7.78
                                                                  -------
Noninterest-earning assets                           80,598
                                                 ----------
  Total assets                                   $1,329,769
                                                 ==========
Interest-bearing liabilities:
  Deposits:
    Demand deposits(3)                           $  402,753        11,172         2.77
    Savings deposits                                136,678         2,841         2.08
    Certificates of deposit                         414,360        21,740         5.25
                                                 ----------       -------
      Total deposits                                953,791        35,753         3.75
                                                 ----------       -------
    Total borrowings                                222,437        13,938         6.27
                                                 ----------       -------
      Total interest-bearing liabilities(4)       1,176,228        49,691         4.23
                                                                  -------
Noninterest-bearing liabilities                      27,793
                                                 ----------
      Total liabilities                           1,204,021
Shareholders' equity                                125,748
                                                 ----------
      Total liabilities and equity               $1,329,769
                                                 ==========
Net interest-earning assets                      $   72,943
                                                 ==========

Net interest income/interest rate spread                          $47,462         3.55%
                                                                  =======       =======
Net interest margin                                                               3.80%
                                                                                =======
Ratio of average interest-earning assets
  to average interest-bearing liabilities                                       106.20%
                                                                                =======

(1) The average balance of loans receivable includes nonperforming loans, interest on which is recognized on a cash basis.

(2) Includes FHLB stock, money market accounts, FHLB deposits and interest earning bank deposits.

(3) Includes checking and money market accounts.

(4) Includes interest expense associated with interest rate swaps and interest rate caps.

(5)  Annualized.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


================================================================================


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

                                                                        1997 compared to 1996
                                                                     Increase (decrease) due to
                                                     ----------------------------------------------------------
                                                                                                  Total Net
                                                                                      Rate/       Increase
(in thousands)                                            Rate         Volume         Volume     (Decrease)
---------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable:
     Mortgage loans:
        1-4 family residential                        $  (842)       $12,124          $(186)       $11,096
     Consumer loans                                        22          3,256              6          3,284
     Commercial real estate loans                         360          1,743            309          2,412
     Business loans                                       (13)         1,177             (5)         1,159
---------------------------------------------------------------------------------------------------------------
        Total loans receivable                           (473)        18,300            124         17,951
Mortgage loans held for sale                              (76)           727            (19)           632
Mortgage-backed securities                                (64)         9,493            (13)         9,416
Investment securities                                     538             92             15            645
Other earning assets                                       (9)          (700)             2           (707)
---------------------------------------------------------------------------------------------------------------
Total net change in income on interest-
  earning assets                                          (84)        27,912            109         27,937
Interest-bearing liabilities:
   Deposits:
     Demand deposits                                     (483)         1,996            (79)         1,434
     Savings deposits                                     305            110              7            422
     Certificates of deposit                            1,187          5,940            219          7,346
---------------------------------------------------------------------------------------------------------------
        Total deposits                                  1,009          8,046            147          9,202
   Borrowings                                              43          9,234             24          9,301
---------------------------------------------------------------------------------------------------------------
Total net change in expense on interest-
   bearing liabilities                                  1,052         17,280            171         18,503
---------------------------------------------------------------------------------------------------------------
Net change in net interest income                     $(1,136)       $10,632          $ (62)       $ 9,434
===============================================================================================================


                                                                          1996 compared to 1995
                                                                       Increase (decrease) due to
                                                          ------------------------------------------------------
                                                                                                      Total Net
                                                                                            Rate/     Increase
(in thousands)                                               Rate           Volume         Volume     (Decrease)
----------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable:
     Mortgage loans:
        1-4 family residential                             $(2,796)       $17,618        $(1,195)      $13,627
     Consumer loans                                           (794)         3,468           (267)        2,407
     Commercial real estate loans                              (92)         1,774           (265)        1,417
     Business loans                                            (19)           450             (3)          428
----------------------------------------------------------------------------------------------------------------
        Total loans receivable                              (3,701)        23,310         (1,730)       17,879
Mortgage loans held for sale                                  (108)          (179)             6          (281)
Mortgage-backed securities                                    (754)        12,928           (290)       11,884
Investment securities                                         (536)           196            (28)         (368)
Other earning assets                                            60            948             31         1,039
----------------------------------------------------------------------------------------------------------------
Total net change in income on interest-
  earning assets                                            (5,039)        37,203         (2,011)       30,153
Interest-bearing liabilities:
   Deposits:
     Demand deposits                                          (794)         1,942           (138)        1,010
     Savings deposits                                           41          2,160             30         2,231
     Certificates of deposit                                    85         10,239             40        10,364
----------------------------------------------------------------------------------------------------------------
        Total deposits                                        (668)        14,341            (68)       13,605
   Borrowings                                                 (968)         4,333           (309)        3,056
----------------------------------------------------------------------------------------------------------------
Total net change in expense on interest-
   bearing liabilities                                      (1,636)        18,674           (377)       16,661
----------------------------------------------------------------------------------------------------------------
Net change in net interest income                          $(3,403)       $18,529        $(1,634)      $13,492
================================================================================================================


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1997 AND
1996

    GENERAL. Net income was $16.4 million for 1997, compared to $9.3 million during 1996. Results for 1996 were affected by a $4.5 million after-tax charge relating to the recapitalization of the Savings Association Insurance Fund ("SAIF"). Exclusive of this one-time charge, net income would have been $13.9 million in 1996.

    Diluted earnings per share of common stock were $1.02 for 1997, compared to $0.72 per share for 1996. Exclusive of the one-time SAIF assessment, diluted earnings per share of common stock would have been $1.06 for 1996. The decrease in diluted earnings per share for 1997 compared to 1996, as adjusted, was primarily attributable to an increase in the number of common shares outstanding after the completion of the Company's second-step conversion in June 1996, as well as the time required to deploy the related capital into investments with acceptable long-term profitability characteristics.

    NET INTEREST INCOME. Net interest income increased by 15%, to $70.4 million for the year ended December 31, 1997, compared to $61.0 million in 1996. The increase was primarily attributable to higher interest-earning asset levels, offset, in part, by a lower net interest margin.

    Average interest-earning assets totaled $2.1 billion for 1997, compared to $1.7 billion for 1996. The increase in average interest-earning assets was due primarily to increases in the Company's loan portfolio. Compared to 1996, average mortgage loans increased 22% to $885.1 million, average consumer loans increased 26% to $176.9 million, and average commercial loans increased 57% to $104.5 million in 1997. The increases in average loans in 1997 were primarily attributable to growth in the Company's core lending businesses and to the Berks Acquisition.

    For 1997, the net interest margin was 3.36%, versus 3.54% in 1996. The decrease was primarily attributable to a 0.20% increase in the cost of interest-bearing liabilities in 1997, compared to 1996. The increase in the cost of interest-bearing liabilities was due principally to a 0.19% increase in the average cost of certificates of deposit, reflecting the continued competitive environment for this product in southeast Pennsylvania.

    PROVISION FOR LOAN LOSSES. Provision for loan losses totaled $1.6 million for the year ended December 31, 1997, compared to $0.6 million in 1996. For 1997, net credit losses totaled $2.5 million, or 0.22% of average loans, compared to $0.5 million, or 0.05%, in 1996.

    At December 31, 1997, the allowance for loan losses totaled $9.0 million, or 0.71% of loans and 101% of nonperforming loans, compared to $10.0 million, or 0.89% of loans and 124% of nonperforming loans at December 31, 1996. The decrease in the allowance for loan losses was primarily attributable to net credit losses on loans acquired in the Berks Acquisition. The Company acquired a $2.4 million allowance for loan losses as part of the Berks Acquisition. Through December 31, 1997, essentially all of that reserve had been utilized through net credit losses.

    At December 31, 1997, nonperforming loans totaled $8.9 million, or 0.70% of total loans, while nonperforming assets totaled $9.6 million, or 0.42% of total assets. At December 31, 1996, nonperforming loans totaled $8.1 million, or 0.72% of total loans, while nonperforming assets totaled $9.1 million, or 0.43% of total assets.

    NONINTEREST INCOME. Noninterest income was $21.6 million for 1997, compared to $15.7 million in 1996. The increase reflected a $2.9 million increase in the net gain on sale of mortgage loans, relating primarily to servicing released premiums on Homestead Mortgage originations, a $0.5 million gain on the sale of a security, and a $0.2 million gain on the sale of mortgage servicing rights. In addition, deposit fees increased by $1.8 million in 1997, compared to 1996. The increase in deposit fees was primarily attributable to growth in supermarket banking, expansion of Commonwealth's business banking activities, and increased ATM fees, as well as to deposit fees related to the Berks Acquisition. Also contributing to the increase in noninterest income for 1997 was a $1.6 million net gain on the sale of the Company's previous headquarters building and the sale of a branch property. These increases were partially offset by the effect of a favorable litigation settlement in the third quarter of 1996, a $0.2 million favorable effect relating to the sale of a branch property in the fourth quarter of 1996, and a $0.2 million net loss on the sale of mortgage-backed securities in the second quarter of 1997.

    NONINTEREST EXPENSE. Noninterest expense was $66.0 million for 1997, compared to $61.9 million for 1996. The increase was primarily attributable to higher expenses relating to the acquisition of Homestead Mortgage offices, as well as higher expenses relating to certain employee benefit plans, growth in supermarket banking and business banking activities, and higher expenses relating to the Berks Acquisition. The increase in noninterest expense was offset, in part, by a $8.7 million decrease in FDIC premiums. This $8.7 million decrease represented a $6.8 million one-time charge in the third quarter of 1996 to recapitalize the SAIF, a reduction in deposit insurance premiums from $0.23 to approximately $0.05 per $100 of deposits, and a $0.2 million refund of prior year FDIC premiums received in the first quarter of 1997. In addition, during the third quarter of 1996, Commonwealth recorded approximately $0.8 million in one-time expenses associated with the Berks Acquisition and, in the fourth quarter of 1996, Commonwealth recorded a one-time nonrecurring charge of $0.3 million relating to a management reorganization. Also partially offsetting the increase in noninterest expense was a $0.4 million reversal of a liability relating to a contract with the Company's data processing provider, and a $0.4 million reversal of the Bank's pension liability, both of which were recorded in the second quarter of 1997. During 1997, the Bank terminated its defined benefit pension plan, and replaced it with a target benefit plan.

    INCOME TAXES. Income tax expense amounted to $7.9 million and $4.8 million during 1997 and 1996, respectively, reflecting an effective tax rate of 33% in 1997 and 34% in 1996. The decrease in the income tax rate in 1997 was primarily attributable to low income housing tax credits. As of December 31, 1997, the Company had a deferred tax asset of $0.5 million, which was net of a valuation allowance of $1.5 million. As of December 31, 1996, the Company had a deferred tax asset of $1.1 million, which was net of a valuation allowance of $1.6 million.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1996 AND
1995

    GENERAL. Net income was $9.3 million, or $0.72 per diluted common share, for the year ended December 31, 1996, as compared to $11.3 million during 1995. Earnings per share for years prior to 1996 are not comparable as a

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


result of the Company's conversion and reorganization in 1996. The decrease in net income in 1996, compared to 1995, was primarily due to a $4.5 million after-tax charge relating to the recapitalization of the SAIF in the third quarter of 1996. Exclusive of this one-time charge, net income would have been $13.9 million, or $1.06 per diluted common share, in 1996.

    NET INTEREST INCOME. Net interest income increased by $13.5 million, or 28%, to $61.0 million for the year ended December 31, 1996, as compared to $47.5 million in 1995. The increase was primarily attributable to sharply higher interest-earning asset levels, which increased from $1.2 billion in 1995, to $1.7 billion in 1996. The increase in average interest-earning assets was primarily attributable to the Berks and Fidelity Federal Acquisitions and to the leveraging of the capital raised in the June 1996 conversion and reorganization. Funds received in these transactions in excess of loans purchased were primarily invested in mortgage-backed securities. Also contributing to the increase in average interest-earning assets in 1996 was an increase in the Company's supermarket banking activities.

    Total interest income was $127.3 million in 1996, or 31% above the $97.2 million in 1995. The increase in interest income during the year ended December 31, 1996 was primarily attributable to the $471.5 million increase in average interest-earning assets compared to 1995, offset, in part, by a 38 basis point decrease in the average yield on interest-earning assets.

    Total interest expense was $66.4 million in 1996, or 34% above the $49.7 million in 1995. The increase in interest expense during 1996, compared to 1995, was caused by higher balances of average interest-bearing liabilities, primarily related to the Berks and Fidelity Federal Acquisitions and deposit growth related to the expansion of the Company's supermarket branch network. Partially offsetting this increase in interest expense was a 13 basis point decrease in the weighted average rates paid on interest-bearing liabilities during 1996, compared to 1995.

    For 1996, the net interest margin was 3.54%, compared to 3.80% in 1995. The decrease was primarily attributable to a 25 basis point decrease in the net interest spread. The decrease in the net interest spread was primarily attributable to a lower average spread on the Company's residential mortgage loan portfolio, which, in part, was due to a less favorable interest rate environment in 1996.

    PROVISION FOR LOAN LOSSES. Provision for loan losses amounted to $0.6 million during the years ended December 31, 1996 and 1995. As of December 31, 1996, the allowance for loan losses amounted to $10.0 million, or 0.89% of loans and 124% of nonperforming loans. At December 31, 1996, nonperforming loans represented 0.72% of total loans, and nonperforming assets represented 0.43% of total assets. The Company maintains the allowance for loan losses at a level which it believes is sufficient to absorb estimated future credit losses relating to the loan portfolio.

    NONINTEREST INCOME. Noninterest income was $15.7 million in 1996, or 23% above the $12.8 million in 1995. The increase was attributable, in part, to a $1.5 million increase in deposit fees. The increase in deposit fees was attributable to the Berks Acquisition, growth in supermarket branches, and expansion of Commonwealth's business banking activities. The net gain on sale of mortgage loans increased by $1.1 million, primarily as a result of the capitalization of mortgage servicing rights relating to the January 1, 1996 implementation of SFAS No. 122, "Accounting for Mortgage Servicing Rights." Other income for the year ended December 31, 1996 increased by $1.7 million, as compared to 1995, primarily due to a favorable litigation settlement, the sale of a branch property, and the reversal of a contingent liability. The foregoing increases in noninterest income more than offset a $1.1 million decrease in gain on sale of foreclosed real estate, and the $0.5 million gain relating to the sale of two branch properties during 1995. Net gain on sale of foreclosed real estate decreased by $1.1 million, to a loss of $0.2 million during the year ended December 31, 1996, from a gain of $0.9 million during 1995.

    NONINTEREST EXPENSE. Noninterest expense was $61.9 million in 1996, or 46% above the $42.3 million in 1995. The increase was due, in part, to a $7.1 million increase in FDIC premiums, $6.8 million of which represented a one-time charge to recapitalize the SAIF. Higher expenses relating to the Berks Acquisition, growth in supermarket branches, and expansion of business banking activities also contributed to the increase in noninterest expense in 1996. During 1996, Commonwealth also recorded approximately $0.8 million in one-time expenses associated with the Berks Acquisition, and $0.3 million in one-time charges relating to a management reorganization.

    Amortization of intangible assets was $4.5 million in 1996, compared to $1.6 million in 1995. This increase was primarily due to increased amortization related to the Berks Acquisition. In that transaction, the Company recorded $38.4 million of combined goodwill and core deposit intangibles, which are being amortized over 13 and 10 years, respectively.

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

    Asset and liability management policy is established and implemented by the Asset/Liability Committee, which is comprised of members of senior management, and reviewed by the Company's Board of Directors at least annually. Currently, the Company manages the imbalance between its interest-earning assets and interest-bearing liabilities within shorter maturities to ensure that such relationships are within acceptable ranges, given the Company's business strategies and objectives and its analysis of market and economic conditions.

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

    Interest-rate swaps are contractual agreements pursuant to which the parties exchange interest payments on a specified principal amount (referred to as the "notional amount") for a specified period, without the exchange of the underlying principal amount. Interest-rate caps are contractual agreements pursuant to which the seller of the cap agrees to pay the buyer the difference between the actual interest rate and the strike rate set forth in the contract if the actual interest rate is higher than the strike rate. Interest-rate collars combine an interest rate cap and an interest rate floor (one held and one written). An interest rate floor is a contract in which the floor writer, in return for a premium, agrees to limit the risk associated with a decline in interest rates based on a notional amount. If rates fall below an agreed upon strike rate, the floor holder will receive cash payment from the floor writer equal to the difference between the market rate and an agreed upon strike rate multiplied by the notional principal amount.

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

    The net effect of the Company's interest rate swaps, caps, and collars was to increase the Company's interest expense by $0.2 million, $0.5 million, and $39,000 during the years ended December 31, 1997, 1996, and 1995, respectively. Although the impact of the interest rate swaps, caps, and collars has been to reduce the Company's net interest income in recent periods, they have served to decrease the imbalance between the Company's interest-earning assets and interest-bearing liabilities within shorter maturities, thereby reducing the Company's exposure to increases in interest rates that may occur in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


    The following tables set forth the interest-rate swap agreements and interest-rate cap agreements which the Company had entered into as of December 31, 1997.

===============================================================================
Interest-rate                                          December 31, 1997
swap agreements:                                        Interest Rates
                                                     --------------------------
                                                                     Floating
                            Notional                 Fixed             Rate
Maturity                Principal Amount            Rate Paid        Received
-------------------------------------------------------------------------------
(dollars in thousands)
01/17/98                    $ 30,000                   5.31%            5.96%
11/20/98                      25,000                   5.78             5.88
12/23/98                      12,500                   6.06             5.91
01/17/99                      20,000                   5.45             5.96
12/23/99                      12,500                   6.20             5.91
                            --------
Total                       $100,000                   5.66(1)          5.93(1)
                            ========

(1) Reflects weighted average rates at December 31, 1997.

===============================================================================
Interest-rate                                          December 31, 1997
cap agreements:                                         Interest Rates
                                                  -----------------------------
                            Notional                                    Index
Maturity                Principal Amount           Strike Rate          Rate
-------------------------------------------------------------------------------
(dollars in thousands)
02/18/98                     $15,000                   5.25%              5.88%
05/12/00                      50,000                   6.82               5.78
09/22/00                      15,000                   6.72               5.91
                            --------
Total                        $80,000                   6.50(1)            5.82(1)
                            ========

(1) Reflects weighted average rates at December 31, 1997.

    In evaluating its interest rate risk position, the Company also has the ability to utilize the foregoing hedging techniques to mitigate the overall balance sheet interest rate risk exposure. During 1997, $65.0 million of interest-rate swaps agreements matured and were not replaced. Also, during 1997, a $5.0 million interest-rate cap agreement and a $10.0 million interest-rate collar agreement matured. The $5.0 million interest-rate cap agreement was replaced with $65 million of interest-rate cap agreements with maturities of three years. The interest-rate collar agreement was not replaced.

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

    The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1997, based on the information and assumptions set forth in the notes below.

                                                                                     Four to          More Than
                                                                Within Three         Twelve          One Year to
(dollars in thousands)                                             Months            Months          Three Years
---------------------------------------------------------------------------------------------------------------------
Interest-earning assets (1):
Loans receivable (2):
   Single-family residential loans:
      Fixed                                                      $  13,628          $  39,819         $  80,285
      Adjustable                                                    83,560            219,440           100,298
   Consumer loans                                                   55,582             22,891            42,925
   Commercial real estate loans                                      2,183              4,582             5,704
   Business loans                                                   20,573             10,634             2,815
   Mortgage loans held for sale                                     37,574                 --                --
Mortgage-backed securities (3)                                     198,320             61,855           126,603
Investment securities                                                   --             42,728             6,109
Other interest-earning assets (4)                                    4,391                 --                --
---------------------------------------------------------------------------------------------------------------------
      Total                                                      $ 415,811          $ 401,949         $ 364,739
=====================================================================================================================
Interest-bearing liabilities:
Deposits (5):
   NOW accounts (6)                                              $   4,311          $  12,933         $  29,488
   Savings accounts (6)                                             14,331             42,992            75,236
   Money market deposit accounts                                   119,368            142,332            59,305
   Certificates of deposit                                         166,477            313,383           216,011
FHLB advances                                                      205,000              5,000             2,000
Repurchase agreements                                               96,099             15,000            90,000
---------------------------------------------------------------------------------------------------------------------
      Total                                                        605,586            531,640           472,040
---------------------------------------------------------------------------------------------------------------------
Hedge impact                                                      (135,000)            37,500            97,500
---------------------------------------------------------------------------------------------------------------------
                                                                 $ 470,586          $ 569,140         $ 569,540
(Deficiency) excess of interest-earning
   assets over interest-bearing liabilities                      $ (54,775)         $(167,191)        $(204,801)
=====================================================================================================================
Cumulative (deficiency) excess of
   interest-earning assets over interest-
   bearing liabilities                                           $ (54,775)         $(221,966)        $(426,767)
=====================================================================================================================
Cumulative (deficiency) excess of
   interest-earning assets over interest-
   bearing liabilities as a percent of
   total assets                                                      (2.41)%            (9.78)%          (18.81)%
=====================================================================================================================

                                                                 More Than
                                                                Three Years       Over Five
(dollars in thousands)                                         to Five Years        Years              Total
-----------------------------------------------------------------------------------------------------------------
Interest-earning assets (1):
Loans receivable (2):
   Single-family residential loans:
      Fixed                                                     $  57,893          $ 144,937        $  336,562
      Adjustable                                                  154,112             57,089           614,499
   Consumer loans                                                  32,265             40,597           194,260
   Commercial real estate loans                                    23,992             33,294            69,755
   Business loans                                                   6,303              4,281            44,606
   Mortgage loans held for sale                                        --                 --            37,574
Mortgage-backed securities (3)                                     89,469            259,044           735,291
Investment securities                                               8,785                 --            57,622
Other interest-earning assets (4)                                      --             14,175            18,566
-----------------------------------------------------------------------------------------------------------------
      Total                                                     $ 372,819          $ 553,417        $2,108,735
=================================================================================================================
Interest-bearing liabilities:
Deposits (5):
   NOW accounts (6)                                             $  23,885          $ 101,825        $  172,442
   Savings accounts (6)                                            42,320             54,411           229,290
   Money market deposit accounts                                    3,707                247           324,959
   Certificates of deposit                                         31,979             16,630           744,480
FHLB advances                                                       1,000                 --           213,000
Repurchase agreements                                                  --             45,000           246,099
-----------------------------------------------------------------------------------------------------------------
      Total                                                       102,891            218,113         1,930,270
-----------------------------------------------------------------------------------------------------------------
Hedge impact                                                           --                 --                --
-----------------------------------------------------------------------------------------------------------------
                                                                $ 102,891          $ 218,113        $1,930,270
(Deficiency) excess of interest-earning
   assets over interest-bearing liabilities                     $ 269,928          $ 335,304        $  178,465
=================================================================================================================
Cumulative (deficiency) excess of
   interest-earning assets over interest-
   bearing liabilities                                          $(156,839)         $ 178,465                --
=================================================================================================================
Cumulative (deficiency) excess of
   interest-earning assets over interest-
   bearing liabilities as a percent of
   total assets                                                     (6.91)%             7.87%               --
=================================================================================================================

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

(2) Balances have been reduced for nonperforming loans, which amounted to $8.9 million at December 31, 1997.

(3) Reflects estimated prepayments in the current interest rate environment.

(4) Includes $14.2 million of stock in the FHLB of Pittsburgh.

(5) Does not include noninterest-bearing deposit accounts.

(6) Although the Company's negotiable order of withdrawal ("NOW") accounts and savings accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities based on the Company's retention of such deposits in changing interest rate environments. The above table assumes that funds will be withdrawn from the Company at the annual rate of 10% for NOW accounts and 25% for savings accounts. If all of the Company's NOW accounts and savings accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $549.1 million or 24% of total assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


    Although "gap" analysis is a useful measurement device available to management in determining the existence of interest rate exposure, its static focus as of a particular date makes it necessary to utilize other techniques in measuring exposure to changes in interest rates. As a result, the Company, through simulation models, also analyzes the estimated effects on net interest income under multiple interest rate scenarios, including increases and decreases in interest rates amounting to 300, 200, and 100 basis points. Each scenario is modeled for a change in net interest income over a two year period. Similar simulation models are prepared to analyze the Company's net asset value, which is the present value of the cash flows generated by the Company's assets minus the present value of the cash flows generated by the Company's liabilities, plus or minus the net cash flows produced by off-balance sheet contracts. As of December 31, 1997, these analyses indicated that anticipated changes in the level of net interest income and net asset value over the various scenarios, were within limits approved by the Company's Board of Directors.

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

    Management believes that the assumptions utilized to evaluate the vulnerability of the Company's operations to changes in interest rates approximate actual experience and considers them to be reasonable. However, the interest rate sensitivity of the Company's assets and liabilities in the above table could vary substantially if different assumptions were used or actual experience differs from the historical experience on which they are based.

    The following table presents an analysis of the sensitivity inherent in the Company's net interest income and market value of portfolio equity (market value of assets, less liabilities, adjusted for the market value of mortgage servicing rights, and off-balance-sheet instruments). The interest rate scenarios presented in the table include interest rates at December 31, 1997 and as adjusted by instantaneous parallel rate changes upward and downward of up to 200 basis points. Each rate scenario reflects unique prepayment and repricing assumptions.

    Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, this analysis is not intended to be a forecast of the actual effect of a change in market interest rates on the Company. The net interest income variability reflects the Company's negative interest rate sensitivity gap and does not include the decrease in earnings from an increase in amortization of servicing intangible assets that may be caused by higher prepayments when rates decline. The market value of portfolio equity is significantly impacted by the estimated effect of prepayments on the value of single family loans, MBS and servicing as rates decline. Further, this analysis is based on the Company's assets, liabilities, mortgage servicing rights, and off-balance-sheet instruments at December 31, 1997 and does not contemplate any actions the Company might undertake in response to changes in market interest rates, such as the creation of additional servicing value by refinancing the single family loan portfolio. This action could minimize the decrease in market value of portfolio equity in the downward rate scenarios.

================================================================================
   Change in                    Net interest                Market value of
 interest rates                    margin                   portfolio equity
--------------------------------------------------------------------------------
      +200                        (0.95)%                       (14.35)%
      +100                        (0.30)                         (7.29)
         0                           --                             --
      -100                        (2.23)                         (2.76)
      -200                        (1.75)                        (13.38)


REGULATORY CAPITAL REQUIREMENTS

    As a federally chartered savings bank, the Bank is required to maintain regulatory capital sufficient to meet tangible, core, and risk-based capital ratios of 1.5%, 3.0%, and 8.0%, respectively.

================================================================================
    The following table sets forth the Bank's compliance with applicable regulatory capital requirements at December 31, 1997:


                                                                                                                Minimum
                                                                                                             For Capital
                                                                                                               Adequacy
                                                                         Actual                                Purposes
                                                             --------------------------------          ---------------------------
(dollars in thousands)                                         Ratio                Amount               Ratio           Amount
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets                               8.6%            $   192,632
                                                             --------
Intangible assets                                                                    (45,244)
Unrealized gains on available-for-sale
     securities, net of tax                                                           (2,969)
                                                                                 ------------
Tangible capital, and ratio to
     OTS adjusted total assets                                   6.6%            $   144,419               1.5%            $32,898
                                                             --------            ============           -------          =========
Core capital, and ratio to OTS
     adjusted total assets                                       6.6%            $   144,419               3.0%            $65,796
                                                             --------            ============           -------          =========
Core capital, and ratio to OTS
     risk-weighted assets                                       12.6%            $   144,419
                                                             --------            ------------
Allowance for loan losses                                                              9,024
                                                                                 ------------
Supplementary capital                                                                  9,024
                                                                                 ------------
Total risk-based capital, and ratio to
     OTS risk-weighted assets (1)                               13.4%            $   153,443               8.0%            $91,926
                                                             --------            ============           -------          =========
OTS Total assets                                                                 $ 2,241,416
                                                                                 ============
OTS Adjusted total assets                                                        $ 2,193,203
                                                                                 ============
OTS Risk-weighted assets                                                         $ 1,149,075
                                                                                 ============


                                                                         To Be Well
                                                                         Capitalized
                                                                          For Prompt
                                                                       Corrective Action
                                                                          Provisions
                                                                  -----------------------------
(dollars in thousands)                                              Ratio            Amount
-----------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets

Intangible assets
Unrealized gains on available-for-sale
     securities, net of tax

Tangible capital, and ratio to
     OTS adjusted total assets

Core capital, and ratio to OTS
     adjusted total assets                                            5.0%            $109,660
                                                                  --------            ========
Core capital, and ratio to OTS
     risk-weighted assets                                             6.0%            $ 68,944
                                                                  --------            ========
Allowance for loan losses

Supplementary capital

Total risk-based capital, and ratio to
     OTS risk-weighted assets (1)                                   10.0%             $114,907
                                                                  --------            ========
OTS Total assets

OTS Adjusted total assets

OTS Risk-weighted assets


(1) Does not reflect the interest rate risk component to the risk-based capital requirement, the effective date of which has been postponed.


LIQUIDITY AND COMMITMENTS

    The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Treasury, U.S. Government agency, and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain average liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Additionally, OTS regulations require a minimum level of liquid assets, at any given time, equal to 1% or more of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. The Bank's liquidity, as measured for regulatory purposes, averaged 14.22% and 17.05% during the years ended December 31, 1997 and 1996, respectively, and amounted to 11.07% and 16.00% at December 31, 1997 and 1996, respectively. The Asset/Liability Committee reviews the Bank's liquidity position on a quarterly basis.

    At December 31, 1997, the Company had commitments to originate $13.7 million of loans, consisting of $12.7 million and $1.0 million of fixed-rate loans and adjustable-rate loans, respectively. At the same date, scheduled maturities of certificates of deposit during the succeeding 12 months amounted to $479.9 million, including $259.5 million within six months. Scheduled maturities of FHLB advances during the same 12-month period amounted to $210.0 million. Management of the Company believes that the Company has adequate resources to fund all of its commitments to the extent required, and that it can adjust the rates on certificates of deposit to retain deposits in changing interest rate environments.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


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

    SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued in 1996 and is effective for 1997. SFAS No. 125 establishes standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 127 was also issued in 1996, and amended SFAS No. 125 by deferring for one year the effective date for certain provisions of SFAS No. 125. The Company adopted SFAS No. 125, as amended, on January 1, 1997, with no material impact to the financial statements. The Company elected not to defer certain provisions of SFAS No. 125 as allowed in SFAS No. 127.

    In February 1997, SFAS No. 128, "Earnings per share," was issued. This statement specified the computation, presentation, and disclosure requirements for earnings per share ("EPS"). The main objectives of the statement were to simplify the EPS calculation and to make EPS comparable on an international basis. Effective for both interim and annual periods ending after December 15, 1997, primary and fully diluted EPS have been replaced by basic and diluted EPS. Prior period results have been restated. The most significant difference is that basic EPS no longer assumes potentially dilutive securities in the computation. Calculating EPS under the new method has no material impact on 1996 EPS figures.

    In 1997, Commonwealth also adopted SFAS No. 129, "Disclosures of Information about Capital Structure." This statement was issued in conjunction with the earnings per share statement discussed above and is intended to centralize capital structure disclosure requirements and to expand the number of companies subject to the requirements. Since Commonwealth was in compliance with the existing capital structure disclosure requirements, the impact on the Company's financial statements is not material.

    SFAS No. 130, "Reporting Comprehensive Income" was issued in July 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. The main objective of the statement is to report a measure of all changes in equity that result from transactions and other economic events of the period other than transactions with owners. The Company adopted SFAS No. 130 on January 1, 1998.

    SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997, and is effective for periods beginning after December 15, 1997. SFAS No. 131 introduces a new model for segment reporting, called the "management approach."The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on product and services, geography, legal structure, management structure - any manner in which management disaggregates a company. The management approach replaces the notion of industry and geographic segments in current FASB standards. The Company intends to report information on two segments as a result of the adoption of SFAS No. 131, the Banking Operations and the Mortgage Operations.

YEAR 2000

    Commonwealth is primarily dependent on its suppliers of computer services to become Year 2000 compliant. Commonwealth is monitoring its computer services provider, as well as its third party system vendors, to ensure that the Company's systems continue to meet its internal needs and those of its customers. As a result of Commonwealth's arrangement with these vendors, the Company does not expect material expenditures to be incurred over the next few years to address the Year 2000 issue.

                              REPORT OF MANAGEMENT

The management of Commonwealth Bancorp, Inc. (the "Company") is responsible for the preparation, integrity, and fair presentation of the Company's annual financial statements. The December 31, 1997 financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgements and estimates made by management. Management has also prepared other information included in this annual report and is responsible for its consistency with the financial statements.

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

Management has made its own assessment of the effectiveness of the Company's internal control structure over financial reporting as of December 31, 1997 in relation to the criteria described in the Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and the safeguarding and management of assets in relation to regulatory and COSO guidelines and prudent risk evaluation. Based on this assessment, management believes that, as of December 31, 1997, the Company's internal control structure was effective in achieving the objectives stated above.

---------------------------                 ------------------------------
Charles M. Johnston                         Charles H. Meacham
Senior Vice President and                   Chairman of the Board and
Chief Financial Officer                     Chief Executive Officer

                               ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Commonwealth Bancorp, Inc.

We have examined management's assertion that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 1997, included in the accompanying management report.

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

In our opinion, management's assertion that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 1997, is fairly stated, in all material respects, based on Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Philadelphia, Pa.,
   January 30, 1998

                               ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Commonwealth Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Commonwealth Bancorp, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Bancorp, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Philadelphia, Pa.,
   January 30, 1998

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS (in thousands)

=================================================================================================================
                                                                                       DECEMBER 31,
                                                                      -------------------------------------------
                  ASSETS                                                      1997                     1996
-----------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                    $   43,251               $   39,268
Interest-bearing deposits                                                       4,391                   15,111
Short-term investments available for sale                                       6,296                    5,723
Mortgage loans held for sale                                                   37,574                   17,335
Investment securities (Note 2):
   Securities available for sale (cost of $50,428 and
      $53,815, respectively), at market value                                  51,326                   53,935
Mortgage-backed securities (Note 3):
   Securities held to maturity (market value of $199,048
      and $239,447, respectively), at cost                                    196,213                  237,743
   Securities available for sale (cost of $534,573 and
      $511,833, respectively), at market value                                539,078                  514,964
Loans receivable, net (Note 4)                                              1,259,596                1,113,114
Accrued interest receivable, net (Note 5)                                      13,271                   13,339
FHLB stock, at cost                                                            14,175                   11,159
Premises and equipment, net (Note 6)                                           18,590                   25,369
Intangible assets (Note 1)                                                     45,244                   51,220
Mortgage servicing rights                                                       8,039                    7,677
Other assets, including net deferred taxes of $482
  and $1,144, respectively                                                     31,551                   14,004
-----------------------------------------------------------------------------------------------------------------
            Total assets                                                   $2,268,595               $2,119,961
=================================================================================================================

                                   (Continued)

CONSOLIDATED BALANCE SHEETS Continued (in thousands)

======================================================================================================================
                                                                                           DECEMBER 31,
                                                                        ----------------------------------------------
         LIABILITIES AND SHAREHOLDERS' EQUITY                                  1997                         1996
----------------------------------------------------------------------------------------------------------------------
Liabilities:
   Deposits (Note 7)                                                        $1,552,824                  $1,491,450
   Notes payable and other borrowings (Note 8):
      Secured notes due to Federal Home Loan Bank
         of Pittsburgh                                                         213,000                     175,000
      Securities sold under agreements to repurchase                           246,099                     176,674
   Advances from borrowers for taxes and insurance                              24,071                      23,883
   Accrued interest payable, accrued expenses and
      other liabilities                                                         17,749                      21,030
----------------------------------------------------------------------------------------------------------------------
                 Total liabilities                                           2,053,743                   1,888,037
----------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 11 and 13)
Shareholders' Equity:
   Preferred stock, $0.10 par value; 5,000,000 shares
      authorized; none issued                                                       --                          --
   Common stock, $0.10 par value; 30,000,000 shares
      authorized 17,998,736 shares issued and 16,247,136
      outstanding at December 31, 1997; 17,953,613 shares
      issued and outstanding at December 31, 1996                                1,800                       1,795
   Additional paid-in capital                                                  133,541                     132,931
   Retained earnings                                                           117,582                     105,577
   Unearned stock benefit plan compensation                                    (12,900)                    (10,510)
   Unrealized gain on marketable securities, net                                 3,512                       2,131
   Treasury stock, at cost; 1,751,600 shares at December 31, 1997              (28,683)                         --
----------------------------------------------------------------------------------------------------------------------
                 Total shareholders' equity                                    214,852                     231,924
----------------------------------------------------------------------------------------------------------------------
                 Total liabilities and shareholders' equity                 $2,268,595                  $2,119,961
======================================================================================================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


CONSOLIDATED STATEMENTS OF INCOME (in thousands, except share amounts)

========================================================================================================================
                                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                                     ---------------------------------------------------
                                                                           1997                1996           1995
------------------------------------------------------------------------------------------------------------------------
Interest income:
   Interest on loans                                                   $    94,185         $    75,602        $58,004
   Interest and dividends on deposits and money
       market investments                                                    2,140               2,847          1,808
   Interest on investment securities                                         4,031               3,386          3,754
   Interest on mortgage-backed securities                                   54,887              45,471         33,587
------------------------------------------------------------------------------------------------------------------------
           Total interest income                                           155,243             127,306         97,153
------------------------------------------------------------------------------------------------------------------------

Interest expense:
   Interest on deposits (Note 7)                                            58,560              49,358         35,753
   Interest on notes payable and other borrowings                           26,295              16,994         13,938
------------------------------------------------------------------------------------------------------------------------
           Total interest expense                                           84,855              66,352         49,691
------------------------------------------------------------------------------------------------------------------------
           Net interest income                                              70,388              60,954         47,462
Provision for loan losses (Note 4)                                           1,600                 601            578
------------------------------------------------------------------------------------------------------------------------
           Net interest income after provision for
               loan losses                                                  68,788              60,353         46,884
------------------------------------------------------------------------------------------------------------------------

Noninterest income:
   Deposit fees and related income                                           7,261               5,414          3,877
   Servicing fees                                                            5,185               5,155          5,531
   Net gain on sale of mortgage loans                                        4,993               2,056            939
   Net gain on sale of securities                                              345                  --             --
   Net (loss) gain on sale of foreclosed real estate                          (160)               (245)           862
   Other                                                                     3,951               3,293          1,550
------------------------------------------------------------------------------------------------------------------------
           Total noninterest income                                         21,575              15,673         12,759
------------------------------------------------------------------------------------------------------------------------

Noninterest expense:
   Compensation and employee benefits                                       32,969              25,584         20,484
   Occupancy and office operations                                          10,283               8,891          7,474
   FDIC premium                                                                552               9,239          2,174
   Advertising and promotion                                                 1,814               1,816          1,423
   Amortization of intangible assets                                         5,990               4,542          1,598
   Other                                                                    14,440              11,835          9,111
------------------------------------------------------------------------------------------------------------------------
           Total noninterest expense                                        66,048              61,907         42,264
------------------------------------------------------------------------------------------------------------------------
           Income before income taxes                                       24,315              14,119         17,379
Income tax provision (Note 9)                                                7,946               4,781          6,124
------------------------------------------------------------------------------------------------------------------------
Net income                                                             $    16,369         $     9,338        $11,255
========================================================================================================================
Basic weighted average number of shares outstanding                     15,501,202          12,613,572            N/A
========================================================================================================================
Basic earnings per share                                               $      1.06         $      0.74            N/A
========================================================================================================================
Diluted weighted average number of shares outstanding                   16,035,806          13,033,566            N/A
========================================================================================================================
Diluted earnings per share                                             $      1.02         $      0.72            N/A
========================================================================================================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands)


==================================================================================================================

                                                                  Common                  Additional
                                                                  Shares     Common        Paid-in      Retained
                                                               Outstanding    Stock        Capital      Earnings
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                      8,600      $   860       $ 36,016     $ 89,737
    Net income                                                       --           --             --       11,255
    Dividends                                                        --           --             --       (1,827)
    Release of ESOP shares                                           --           --            385           --
    Amortization of unearned compensation                            --           --             --           --
    Exercise of stock options                                        29            3            285           --
    Decrease in unrealized loss on marketable
        securities, net of tax                                       --           --             --           --
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                      8,629          863         36,686       99,165
==================================================================================================================
    Net income                                                       --           --             --        9,338
    Dividends                                                        --           --             --       (3,026)
    Release of ESOP shares  (a)                                      --           --            341           --
    Amortization of unearned compensation                            --           --             --           --
    Exercise of stock options                                        14            1            135           --
    Decrease in unrealized gain on marketable
        securities, net of tax                                       --           --             --           --
    Issuance and exchange of common stock as a
        result of the conversion/reorganization (b)               9,311          931         95,769           --
    Assets consolidated from Commonwealth
        Mutual Holding Company                                       --           --             --          100
    Common stock acquired by stock benefit plans                     --           --             --           --
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                     17,954        1,795        132,931      105,577
==================================================================================================================
    Net income                                                       --           --             --       16,369
    Dividends                                                        --           --             --       (4,364)
    Release of ESOP shares  (d)                                      --           --            829           --
    Amortization of unearned compensation                            --           --             --           --
    Exercise of stock options                                        87            9            415           --
    Cash in lieu of fractional shares                                (2)          --            (21)          --
    Stock retired                                                   (40)          (4)          (613)          --
    Increase in unrealized gain on marketable
        securities, net of tax                                       --           --             --           --
    Common stock acquired by stock benefit plans                     --           --             --           --
    Purchase of treasury stock                                   (1,752)          --             --           --
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                     16,247      $ 1,800       $133,541     $117,582
==================================================================================================================

====================================================================================================================
                                                                 Unearned       Unrealized
                                                                   Stock        Gain (Loss)
                                                                Benefit Plan   on Marketable   Treasury
                                                                Compensation  Securities, net    Stock        Total
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                      $ (3,189)     $(6,519)    $     --       $116,905
    Net income                                                          --           --           --         11,255
    Dividends                                                           --           --           --         (1,827)
    Release of ESOP shares                                             556           --           --            941
    Amortization of unearned compensation                              296           --           --            296
    Exercise of stock options                                           --           --           --            288
    Decrease in unrealized loss on marketable
        securities, net of tax                                          --        9,178           --          9,178
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                        (2,337)       2,659           --        137,036
====================================================================================================================
    Net income                                                          --           --           --          9,338
    Dividends                                                           --           --           --         (3,026)
    Release of ESOP shares  (a)                                        826           --           --          1,167
    Amortization of unearned compensation                              288           --           --            288
    Exercise of stock options                                           --           --           --            136
    Decrease in unrealized gain on marketable
        securities, net of tax                                          --         (528)          --           (528)
    Issuance and exchange of common stock as a
        result of the conversion/reorganization (b)                 (7,898)(c)       --           --         88,802
    Assets consolidated from Commonwealth
        Mutual Holding Company                                          --           --           --            100
    Common stock acquired by stock benefit plans                    (1,389)          --           --         (1,389)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                       (10,510)       2,131           --        231,924
====================================================================================================================
    Net income                                                          --           --           --         16,369
    Dividends                                                           --           --           --         (4,364)
    Release of ESOP shares  (d)                                        921           --           --          1,750
    Amortization of unearned compensation                            1,184           --           --          1,184
    Exercise of stock options                                           --           --           --            424
    Cash in lieu of fractional shares                                   --           --           --            (21)
    Stock retired                                                       --           --           --           (617)
    Increase in unrealized gain on marketable
        securities, net of tax                                          --        1,381           --          1,381
    Common stock acquired by stock benefit plans                    (4,495)          --           --         (4,495)
    Purchase of treasury stock                                          --           --      (28,683)       (28,683)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                      $(12,900)     $ 3,512     $(28,683)      $214,852
====================================================================================================================


(a) Pre-conversion shares totaling 12,485 were released during the quarter ended March 31, 1996; 78,702 post-conversion shares were released during the nine months ended December 31, 1996.

(b) Includes 3,889,598 shares of Commonwealth Bank outstanding at June 14, 1996, converted into 8,080,538 shares of Commomwealth Bancorp, Inc. based on the
    2.0775 exchange ratio; 9,872,155 shares of Commonwealth Bancorp, Inc. sold in the subscription and community offering; and the cancellation of 4,752,000 shares of Commonwealth Bank previously held by Commonwealth Mutual Holding Company.

(c) Of the 9,872,155 conversion shares 8% were purchased by the ESOP.

(d) Post-conversion shares totaling 104,936 were released during 1997.

The accompanying notes are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

===============================================================================================================================
                                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                             --------------------------------------------------
                                                                                     1997           1996             1995
-------------------------------------------------------------------------------------------------------------------------------
Operating activities:
    Net income                                                                   $  16,369        $   9,338       $ 11,255
      Adjustments to reconcile net income to net cash
         (used in) provided by operating activities -
           Proceeds from loans sold to others                                      327,953          265,971        279,276
           Loans originated for sale                                              (285,113)        (175,984)      (141,461)
           Purchases of loans held for sale                                        (61,234)         (85,531)      (144,433)
           Principal collection on mortgage loans held
               for sale                                                                552              427            334
           Net gain on sale of mortgage loans                                       (4,993)          (2,056)          (939)
           Increase (decrease) in net deferred loan fees                               210              339           (782)
           Provision for loan losses and foreclosed
               real estate                                                           1,757            1,041          1,107
           Net (gain) loss on sale of assets                                        (1,595)               3         (1,406)
           Depreciation and amortization                                             3,375            3,161          2,187
           Net amortization of other assets and liabilities                          9,967            7,173          4,092
           Interest reinvested on repurchase agreements                            (13,346)          (6,792)        (7,782)
           Changes in assets and liabilities -
               Decrease (increase) in-
                    Accrued interest receivable, net                                    68           (3,523)        (1,610)
                    Deferred income taxes                                             (112)             747          1,201
                    Other assets                                                    (4,945)          (2,843)        (6,206)
               Increase (decrease) in -
                    Advances from borrowers for taxes
                          and insurance                                                188           (1,914)         3,023
                    Accrued interest payable, accrued expenses
                          and other liabilities                                     (3,292)           5,215            867
-------------------------------------------------------------------------------------------------------------------------------
                          Net cash (used in) provided by
                               operating activities                              $ (14,191)       $  14,772       $ (1,277)
-------------------------------------------------------------------------------------------------------------------------------


                                   (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS Continued (in thousands)

====================================================================================================================
                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                 ---------------------------------------------------
                                                                        1997              1996            1995
--------------------------------------------------------------------------------------------------------------------
Investing activities:
   Proceeds from maturities of investment securities                  $  43,000         $  29,249      $  45,000
   Purchases of investment securities                                   (39,402)          (36,530)       (12,029)
   Purchases of Bank Owned Life Insurance                               (15,156)               --             --
   Proceeds from sale of mortgage-backed securities                      41,770                --             --
   Purchases of mortgage-backed securities                             (189,818)         (412,676)       (85,472)
   Principal collected on mortgage-backed securities                    166,838           122,895         64,887
   Principal collected on loans                                         249,227           177,660        117,799
   Loans originated                                                    (243,766)         (144,518)       (93,487)
   Loans purchased                                                     (152,480)         (228,190)      (234,963)
   Sales of real estate acquired through foreclosure                      1,431               809          3,270
   Purchase of FHLB stock                                                (3,016)           (5,343)        (1,035)
   Sale of FHLB stock                                                        --             3,096             --
   Purchases of premises and equipment                                   (6,209)           (4,918)        (4,254)
   Acquisition of branches                                                   --           215,904        178,610
   Proceeds from sales of assets                                         11,208               107            615
--------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                          (136,373)         (282,455)       (21,059)
--------------------------------------------------------------------------------------------------------------------
Financing activities:
   Net increase in deposits                                              61,374            37,276         25,668
   Proceeds from notes payable and other borrowings                     327,815           429,475        320,294
   Repayment of notes payable and other borrowings                     (207,044)         (274,289)      (317,916)
   Net (purchase) issuance of common stock                              (33,392)           87,549            288
   Cash dividends paid                                                   (4,353)           (2,403)        (1,734)
--------------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                       144,400           277,608         26,600
--------------------------------------------------------------------------------------------------------------------
        Net (decrease) increase in cash and
           cash equivalents                                              (6,164)            9,925          4,264
Cash and cash equivalents at beginning of year                           60,102            50,177         45,913
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $  53,938         $  60,102      $  50,177
====================================================================================================================
Supplemental disclosures of cash flow information
   Cash paid during the year for -
                Interest                                              $  84,889         $  65,133      $  47,936
====================================================================================================================
                Income taxes                                          $   8,925         $   4,266      $   5,532
====================================================================================================================

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 1997, 1996, and 1995

1. ORGANIZATION AND SUMMARY
   OF SIGNIFICANT ACCOUNTING POLICIES:

    Commonwealth Bancorp, Inc. ("Commonwealth" or the "Company"), a Pennsylvania corporation, is the holding company for Commonwealth Bank ("Bank"). On June 14, 1996, the Company completed an offering of common stock in connection with the second-step conversion and reorganization from the mutual holding company form of ownership to the stock holding company form. In the offering, 9.9 million shares of common stock of the Company were sold in a subscription and community offering at $10.00 per share. In addition, 8.1 million shares of common stock of the Company were issued in exchange for shares of stock of the Bank previously held by public stockholders at an exchange ratio of 2.0775 shares for each share of Bank common stock, resulting in 18.0 million shares of common stock of the Company outstanding at the completion of the conversion and reorganization.

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

-   Commonwealth Investment Corporation of Delaware,
    Inc.-Delaware investment subsidiary

    All material intercompany accounts and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

    The Bank conducts business through 56 full-service offices located in Berks, Bucks, Chester, Delaware, Lebanon, Lehigh, Montgomery, and Philadelphia Counties, Pennsylvania, as well as through ComNet Mortgage Services ("ComNet") and Homestead Mortgage. ComNet conducts business through ten loan origination offices located in Pennsylvania, Connecticut, New Jersey, and Rhode Island. ComNet also originates loans through a network of correspondents, primarily in the eastern United States. Homestead Mortgage conducts business through three loan origination offices located in Maryland.

    The Company's strategy is based on the expansion and strengthening of its banking franchise in southeast Pennsylvania. In this regard, the Company's focus has been directed toward building a full-service institution, emphasizing localized decision-making and superior customer service, capable of competing effectively with larger regional and national banks. As part of this strategy, Commonwealth has developed a wide variety of products and services which meet the needs of its retail and business customer base. The Company generally has sought to achieve long-term financial strength by increasing the amount and stability of its net interest income and noninterest income, while limiting growth in operating expense. In pursuit of these goals, Commonwealth has adopted a number of complementary business strategies, including growth of the retail branch network through de novo supermarket branching and acquisitions of traditional branches; increased focus on consumer lending and business banking; controlled growth of the mortgage banking business; maintenance of excellent asset quality and strong capital levels; and prudent management of interest rate risk.

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

RECLASSIFICATIONS

    Certain items in the 1995 and 1996 financial statements have been reclassified in order to conform with the 1997 financial statement presentation.

FUTURE ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" was issued in July 1997 and is effective for periods beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. The main objective of the statement is to report a measure of all changes in equity that result from transactions and other economic events of the period other than transactions with owners. The Company adopted SFAS No. 130 on January 1, 1998 as required.

    SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997, and is effective for periods beginning after December 15, 1997. SFAS No. 131 introduces a new model for segment reporting, called the "management approach." The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on product and services, geography, legal structure, management structure - any manner in which management disaggregates a company. The management approach replaces the notion of industry and geographic segments in current FASB standards. The Company intends to report information on two segments as a result of the adoption of SFAS No. 131, the Banking Operations and the Mortgage Operations.

SECURITIES

    The Company classifies all of its debt and equity securities as either held to maturity or available for sale.

    Securities classified as held to maturity are those securities which the Company has the intent and ability to hold to maturity, subject to the continued creditworthiness of the issuers. Accordingly, these securities are carried at amortized cost and are adjusted for amortization of premiums and accretion of discounts over the life of the related security pursuant to the level-yield method.

    Securities classified as available for sale are intended to be held for indefinite periods of time and include those securities that management may employ as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors related to interest rate and resultant prepayment risk changes. Investment securities classified as available for sale are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. Realized gains or losses on the sale of securities are computed by comparing the sales proceeds with the cost of the securities, as calculated by the specific identification method.

    Federal Home Loan Bank ("FHLB") stock, owned due to regulatory requirements, is carried at cost.

LOANS

    Loans held for investment are stated at the amount of the unpaid principal balance. Mortgage loans held for sale are carried at the lower of aggregate cost or market as determined by outstanding commitments from investors or current investor yield requirements. Discounts and premiums on loans acquired are accreted and amortized over the estimated life of the portfolio using the level-yield method and estimated prepayment assumptions. The prepayment assumptions are reviewed periodically and the accretion or amortization is adjusted based on actual and anticipated prepayments, if necessary.

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

ALLOWANCE FOR LOAN LOSSES

    It is management's policy to maintain an allowance for estimated loan losses based upon an assessment of prior loss experience, the volume and type of lending conducted by the Company, industry standards, past due loans, general economic conditions, and other factors related to the collectability of the loan portfolio. Actual losses may vary from current estimates. These estimates are reviewed periodically, and if additions to the original estimates of the allowance for loan losses are deemed necessary, they are recorded in the period in which they become reasonably estimable.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


impairment, loans that are measured at fair value or at the lower of cost or fair value, leases and debt securities. The in-substance foreclosure rules also changed in that "in-substance foreclosures" are classified as loans and stated at the lower of cost or fair value, as defined.

LOAN ORIGINATION FEES AND SERVICING FEES

    The net amount of nonrefundable loan origination fees and certain direct loan origination costs relating to completed loans are deferred and recognized over the contractual life of the loans using the level-yield method. Deferred loan fees, net of loan origination costs, were $3.5 million and $3.3 million at December 31, 1997 and 1996, respectively, of which $0.5 million and $0.4 million, respectively, were related to mortgage loans held for sale.

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

    In conjunction with the administration of its servicing portfolio, Commonwealth is required to advance taxes and insurance payments on those loans relating to which the escrow has been depleted. Advances that reach a predetermined level are controlled by reimbursement requests to the mortgagor. If reimbursement is not received, the advance is built into the mortgagor's future payment schedule. At both December 31, 1997 and 1996, advances for taxes and insurance totaled $1.4 million.

PREMISES AND EQUIPMENT

    Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 30 years.

    Maintenance and repairs are charged to expense as incurred, and betterments are capitalized. Gains and losses are reflected in earnings upon disposition.

INTANGIBLE ASSETS

    Goodwill and core deposit intangibles ("CDI") were recorded in connection with the Berks Acquisition in 1996 and the Fidelity Federal Acquisition in 1995 (see Note 16). The CDI relating to the Berks Acquisition are being amortized on an accelerated basis over approximately 10 years. The goodwill relating to the Berks Acquisition and the goodwill and CDI relating to the Fidelity Federal Acquisition are being amortized on a straight-line basis over the period to be benefited, ranging between 10 and 13 years.

    The following is a summary of intangible assets as of December 31, 1997 and 1996:

==================================================================================
                                                             DECEMBER 31,
                                                 ---------------------------------
(IN THOUSANDS)                                       1997                1996
----------------------------------------------------------------------------------
Goodwill (Berks Acquisition)                         $20,973            $22,791
CDI (Berks Acquisition)                               10,442             13,199
Goodwill (Fidelity Federal)                           11,327             12,398
CDI (Fidelity Federal)                                 2,502              2,832
----------------------------------------------------------------------------------
Total                                                $45,244            $51,220
==================================================================================


MORTGAGE SERVICING RIGHTS

    On January 1, 1996, the Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." The Company acquires mortgage servicing rights through the purchase and origination of mortgage loans which are sold or securitized, generally with servicing retained. SFAS No. 122 requires the Company to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (exclusive of mortgage servicing rights) based on their relative fair values. The Company is required to periodically assess its capitalized mortgage servicing rights for impairment, based upon the discounted cash flow of the rights disaggregated within their predominant risk characteristics. Any impairment would be recognized through a valuation allowance. Application of this pronouncement was required for mortgage servicing rights acquired relating to loans sold or securitized commencing January 1, 1996, without retroactive capitalization of mortgage servicing rights retained in such transactions before adoption of the pronouncement. Originated mortgage servicing rights ("OMSRs") amounted to $3.3 million and $1.9 million at December 31, 1997 and 1996, respectively, net of a $1.6 million and $0.9 million valuation allowance, respectively.

    The allocated cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The Company primarily stratifies mortgage servicing rights by product (30, 15, and 7 years) and by interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

    When mortgage loans are sold with servicing retained and the stated servicing fee rate differs from the normal contracted servicing fee rate, the excess servicing value associated with the rate differential is used to calculate a gain or loss on sale. These excess servicing fees are capitalized and amortized to servicing income monthly, using the level-yield method over the contractual life of the mortgage loans sold, and estimated prepayment assumptions. The prepayment assumptions are reviewed periodically and the amortization is adjusted based on actual and anticipated prepayments, if necessary.

    The Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" on January 1, 1997 with no material impact to the financial statements. SFAS No. 125 establishes standards for transfers and servicing of financial assets and extinguishments of liabilities and supersedes SFAS No. 122. SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of SFAS No. 125" was issued in 1996, and amended SFAS No. 125 by deferring for one year the effective date for certain provisions of SFAS No. 125. The Company elected not to defer certain provisions of SFAS No. 125 as allowed in SFAS No. 127.

REAL ESTATE OWNED

    Real estate acquired through foreclosure or deed in lieu of foreclosure is presumed to be held for sale, and is carried at the lower of cost or fair value less estimated costs to sell, on an individual asset basis. Decreases in the fair value of the assets less estimated costs to sell are recorded against the individual asset carrying amount. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, are recorded in the period in which they become reasonably estimable. At December 31, 1997 and 1996, real estate owned totaled $0.6 million and $1.1 million, respectively, and is included in other assets in the accompanying consolidated balance sheets.

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

EARNINGS PER SHARE

    In February 1997, SFAS No. 128, "Earnings per share," was issued. This statement specified the computation, presentation, and disclosure requirements for earnings per share ("EPS"). The main objectives of the statement were to simplify the EPS calculation and to make EPS comparable on an international basis. Effective for both interim and annual periods ending after December 15, 1997, primary and fully diluted EPS have been replaced by basic and diluted EPS. Prior period results have been restated. The most significant difference is that basic EPS no longer assumes potentially dilutive securities in the computation. Calculating EPS under the new method has no material impact on 1996 EPS figures.

    Basic EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Options, warrants, and other potentially dilutive securities are excluded from the basic calculation, as follows:

=================================================================================
                                                    1997                1996
---------------------------------------------------------------------------------
Basic weighted average
   numbers of shares
       outstanding                               15,501,202          12,613,572
---------------------------------------------------------------------------------
Effect of diluted securities:
    Stock options                                   423,096             316,991
    Recognition Plan stock                          111,508             103,003
---------------------------------------------------------------------------------
Diluted weighted average
   numbers of shares
       outstanding                               16,035,806          13,033,566
=================================================================================


    Diluted EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year, adjusted for Employee Stock Ownership Plan ("ESOP") shares that have not been committed to be released, and the effects of shares held by the Recognition Plans. Stock options are considered common stock equivalents and are included in the computation of the number of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


outstanding shares using the treasury stock method, unless such options are antidilutive. Common shares outstanding exclude treasury shares.

    Basic EPS of common stock were $1.06 for 1997, compared to $0.74 per share for 1996. Diluted EPS of common stock were $1.02 for 1997, compared to $0.72 per share for 1996. In 1996, the Company recognized a $4.5 million after-tax, or $0.35 per share, one-time charge to earnings relating to the federal deposit insurance assessment to recapitalize the Savings Association Insurance Fund ("SAIF"). Net income per common share for the year ended December 31, 1995 is not applicable, as the Company completed its conversion and reorganization on June 14, 1996.

    In 1997, Commonwealth also adopted SFAS No. 129, "Disclosures of Information about Capital Structure." This statement was issued in conjunction with the earnings per share statement discussed above and is intended to centralize capital structure disclosure requirements and to expand the number of companies subject to requirements. Since Commonwealth was in compliance with the existing capital structure disclosure requirements, the impact on the Company's financial statements is not material.

OFF-BALANCE-SHEET ITEMS

    The Company uses various derivative financial instruments ("derivatives") such as interest rate swaps and caps, forward contracts, and options as part of its risk management strategy to reduce interest rate exposure, and where appropriate, to synthetically lower its cost of funds. Derivatives are classified as hedges of specific on-balance-sheet items, off-balance-sheet items or anticipated transactions. In order for derivatives to quality for hedge accounting treatment, the following conditions must be met: 1) the underlying item being hedged by derivatives exposes the Company to interest rate risk, 2) the derivative used serves to reduce the Company's sensitivity to interest rate risk, and 3) the derivative used is designated and deemed effective in hedging the Company's exposure to interest rate risk.

    For derivatives designated as hedges of interest rate exposure, gains or losses are deferred and included in the carrying amounts of the related item exposing the Company to interest rate risk and ultimately recognized in income as part of those carrying amounts. Gains or losses resulting from early terminations of derivatives are deferred and amortized over the remaining term of the underlying balance sheet item or the remaining term of the derivative, as appropriate.

    Derivatives not qualifying for hedge accounting treatment would be carried at market value with realized and unrealized gains and losses included in noninterest income. At December 31, 1997, 1996, and 1995, all the Company's derivatives qualified as hedges.

INTEREST RATE SWAP, CAP, AND COLLAR AGREEMENTS

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

    As of December 31, 1997, the Company had a negative gap relating to assets and liabilities maturing or repricing within one year, indicating that within shorter maturities, the duration of the Company's interest-rate-sensitive liabilities was shorter than its interest-rate-sensitive assets. This increases interest rate risk because, in a rising rate environment, liabilities would reprice faster at higher interest rates, thereby reducing net interest income.

    Asset and liability management policy is established and implemented by the Asset/Liability Committee, which is comprised of members of senior management, and reviewed by the Company's Board of Directors at least annually. Currently, the Company manages the imbalance between its interest-earning assets and interest-bearing liabilities within shorter maturities to ensure that such relationships are within acceptable ranges, given the Company's business strategies and objectives, and its analysis of market and economic conditions.

CASH FLOW INFORMATION

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits, and short-term investments available for sale which consist of federal funds sold and money market investments with original maturities of three months or less. Generally, federal funds are sold for one-day periods. The Consolidated Statements of Cash Flows reflect the net amounts of cash receipts and cash payments associated with deposit transactions. During the years ended December 31, 1997, 1996, and 1995, reclassifications of mortgage loans to real estate owned were $1.6 million, $1.5 million, and $1.2 million, respectively.

OTHER INFORMATION

    The deposits of Commonwealth are insured by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF"), both of which are administered by the Federal Deposit Insurance Corporation ("FDIC"). The SAIF and BIF are required by law to attain and maintain a reserve ratio of 1.25% of insured deposits. As a result of the BIF achieving fully funded status, the FDIC promulgated a regulation in November 1995, which reduced deposit premiums paid by BIF-insured banks in the lowest risk category from 27 basis points to zero (subject to an annual minimum of $2,000).

    On September 30, 1996, legislation was enacted into law to recapitalize the SAIF through a one-time special assessment on SAIF-insured deposits as of March 31, 1995. The special assessment amounted to approximately $0.65 for every $100 of assessable deposits. The Company's assessment amounted to $6.8 million ($4.5 million, net of income tax benefit). As a result of the special assessment, the Company's deposit insurance premiums decreased from the previous rate of $0.23 per $100 of deposits to approximately $0.05 per $100 of deposits.

2. INVESTMENT SECURITIES:

    Investments in debt and equity securities at December 31, 1997 and 1996, were as follows:

================================================================================================================
                                                                          December 31, 1997
                                                                         Available for Sale
----------------------------------------------------------------------------------------------------------------
                                                                                Unrealized
                                                           Amortized        ------------------          Market
(in thousands)                                               Cost           Gains       Losses          Value
----------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agency
   securities maturing:
     Within one year                                          $34,979          $ 46          --         $35,025
     After one year but within five years                       5,001            15          --           5,016
     After five years but within ten years                         --            --          --              --
----------------------------------------------------------------------------------------------------------------
          Total U.S. Treasury and U.S.
              Government agency securities                     39,980            61          --          40,041
----------------------------------------------------------------------------------------------------------------
Mortgage Security Mutual Fund                                   2,373            31          --           2,404
Equity Servicing Partnership                                    4,819            --          --           4,819
Other Equity Investments                                        3,256           806          --           4,062
----------------------------------------------------------------------------------------------------------------
          Total                                               $50,428          $898          --         $51,326
================================================================================================================

===============================================================================================================
                                                                          December 31, 1996
                                                                         Available for Sale
---------------------------------------------------------------------------------------------------------------
                                                                               Unrealized
                                                            Amortized     ---------------------      Market
(in thousands)                                               Cost         Gains          Losses       Value
---------------------------------------------------------------------------------------------------------------
U.S. Treasury and U.S. Government agency
   securities maturing:
     Within one year                                         $27,953          $ 93          $--        $28,046
     After one year but within five years                      9,988            31           --         10,019
     After five years but within ten years                    10,022             2           --         10,024
---------------------------------------------------------------------------------------------------------------
          Total U.S. Treasury and U.S.
              Government agency securities                    47,963           126           --         48,089
---------------------------------------------------------------------------------------------------------------
Mortgage Security Mutual Fund                                  2,215            --            6          2,209
Equity Servicing Partnership                                   2,880            --           --          2,880
Other Equity Investments                                         757            --           --            757
---------------------------------------------------------------------------------------------------------------
          Total                                              $53,815          $126          $ 6        $53,935
===============================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


3. MORTGAGE-BACKED SECURITIES:
    Mortgage-backed securities at December 31, 1997 and 1996, were as follows:

===============================================================================================================================
                                                                       DECEMBER 31, 1997
                               ------------------------------------------------------------------------------------------------
                                                                           UNREALIZED
                                  AMORTIZED                     ---------------------------------                    MARKET
(IN THOUSANDS)                      COST                        GAINS                      LOSSES                    VALUE
-------------------------------------------------------------------------------------------------------------------------------
Held to maturity:
      GNMA                         $ 74,677                     $2,251                     $  174                   $ 76,754
      FHLMC                          43,256                        485                         --                     43,741
      FNMA                           72,970                        506                        233                     73,243
      Private                         5,310                         --                         --                      5,310
-------------------------------------------------------------------------------------------------------------------------------
      Total                        $196,213                     $3,242                     $  407                   $199,048
===============================================================================================================================
Available for sale:
      GNMA                         $ 16,572                     $  560                     $   16                   $ 17,116
      FHLMC                          98,092                      2,682                         26                    100,748
      CMO and REMIC                 338,378                      1,589                        761                    339,206
      FNMA                           81,531                        865                        388                     82,008
-------------------------------------------------------------------------------------------------------------------------------
      Total                        $534,573                     $5,696                     $1,191                   $539,078
===============================================================================================================================
                                                                       DECEMBER 31, 1996
                                -----------------------------------------------------------------------------------------------
                                                                            UNREALIZED
                                  AMORTIZED                     ---------------------------------                    MARKET
(IN THOUSANDS)                      COST                        GAINS                      LOSSES                    VALUE
-------------------------------------------------------------------------------------------------------------------------------
Held to maturity:
      GNMA                         $ 89,715                     $1,900                     $  254                   $ 91,361
      FHLMC                          54,162                        514                         34                     54,642
      FNMA                           87,484                        392                        814                     87,062
      Private                         6,221                         --                         --                      6,221
      Other                             161                         --                         --                        161
-------------------------------------------------------------------------------------------------------------------------------
      Total                        $237,743                     $2,806                     $1,102                   $239,447
===============================================================================================================================
Available for sale:
      GNMA                         $ 20,343                     $1,656                     $  312                   $ 21,687
      FHLMC                         116,884                      3,038                        217                    119,705
      CMO and REMIC                 289,718                        858                      2,244                    288,332
      FNMA                           84,888                        732                        380                     85,240
-------------------------------------------------------------------------------------------------------------------------------
      Total                        $511,833                     $6,284                     $3,153                   $514,964
===============================================================================================================================


    Expected and actual maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties. During 1997, the Company sold mortgage-backed securities, which were classified as available for sale, totaling $41.8 million and purchased mortgage-backed securities, classified as available for sale, totaling $41.9 million. These transactions resulted in a $0.2 million net loss on the sale of mortgage-backed securities. The sale was related to a restructuring of the Company's mortgage-backed securities portfolio, which was undertaken to improve future earnings on the portfolio. During 1996, there were no sales of mortgage-backed securities.

    At December 31, 1997 and 1996, Federal Home Loan Mortgage Corporation ("FHLMC") mortgage-backed securities with a carrying value of $107.3 million and $64.8 million, respectively (market value of $108.3 million and $64.7 million, respectively); Government National Mortgage Association ("GNMA") mortgage-backed securities with a carrying value of $36.4 million and $46.7 million, respectively (market value of $37.5 million and $47.9 million, respectively); and Federal National Mortgage Association ("FNMA") mortgage-backed securities with a carrying value of $106.6 million and $77.1 million, respectively (market value of $106.3 million and $76.3 million, respectively), collateralized certain securities sold under agreements to repurchase. At December 31, 1997 private mortgage-backed securities with a carrying value and market value of $6.2 million collateralized certain securities sold under agreements to repurchase
(see Note 8). Mortgage-backed securities with a carrying value at December 31, 1997 and 1996, of $19.0 million and $10.4 million, respectively (market value of $19.1 million and $10.5 million, respectively), were pledged as collateral for depositors. Mortgage-backed securities with a carrying value at December 31, 1997 and 1996, of $0.4 million and $1.6 million, respectively (market value of $0.4 million and $1.6 million, respectively), were pledged as collateral for interest rate swap agreements.

4. LOANS RECEIVABLE, NET:

    A summary of mortgage and other loans at December 31, 1997 and 1996, follows:

================================================================================
                                                           DECEMBER 31,
                                                 -------------------------------
(IN THOUSANDS)                                        1997             1996
--------------------------------------------------------------------------------
Mortgage loans:
   1-4 family residential,
       principally conventional                    $  958,542       $  857,053
--------------------------------------------------------------------------------
Commercial loans:
    Small Business Administration                      20,016           25,104
    Commercial real estate (1)                         71,508           35,452
    Business loans (1)                                 24,456           35,380
--------------------------------------------------------------------------------
          Total commercial loans                      115,980           95,936
--------------------------------------------------------------------------------
Consumer loans:
    Equity lines of credit                             41,592           49,136
    Second mortgages                                   98,934           77,304
    Other                                              54,267           42,867
--------------------------------------------------------------------------------
          Total consumer loans                        194,793          169,307
--------------------------------------------------------------------------------
          Total loans receivable                    1,269,315        1,122,296
--------------------------------------------------------------------------------
Less:
    Net premium on
       loans purchased                                 (2,314)          (3,655)
    Allowance for loan losses                           9,024            9,971
    Deferred loan fees                                  3,009            2,866
--------------------------------------------------------------------------------
                                                        9,719            9,182
--------------------------------------------------------------------------------
     Loans receivable, net                         $1,259,596       $1,113,114
================================================================================

(1) Approximately $11.5 million of business loans were reclassified to commercial real estate loans in December 1997. Previously reported amounts were not restated.


    At December 31, 1997 and 1996, approximately 47% and 48%, respectively, of the mortgage loan receivable balances related to loans made in Pennsylvania and New Jersey. Due to the nature of the receivable, the Company is able to decrease its credit exposure by an amount equal to the appraised value and private mortgage insurance coverage of the real estate securing the loan.

    Nonaccruing loans at December 31, 1997 and 1996, were $8.9 million and $8.1 million, respectively. For the year ended December 31, 1997, 1996, and 1995 forgone interest income on nonaccruing loans totaled $0.7 million, $0.6 million, and $0.6 million, respectively.

    A summary of activity relating to loans in excess of $60,000 outstanding to directors and executive officers follows:

=================================================================================
                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,
---------------------------------------------------------------------------------
(IN THOUSANDS)                              1997           1996           1995
---------------------------------------------------------------------------------
Balance, beginning of year                $  918           $937         $1,319
    New loans                                500            207             27
    Loan repayments                         (344)          (226)          (409)
---------------------------------------------------------------------------------
Balance, end of year                      $1,074           $918         $  937
=================================================================================


    The above loans were made at substantially the same terms as loans to unrelated third parties.

    A summary of activity relating to the allowance for loan losses follows:

================================================================================
                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                          --------------------------------------
(IN THOUSANDS)                              1997           1996           1995
--------------------------------------------------------------------------------
Balance, beginning of year                $9,971         $7,485         $7,307
   Loans charged off                      (2,799)          (667)          (487)
   Recoveries of loans                       252            180             87
--------------------------------------------------------------------------------
    Net loans charged off                 (2,547)          (487)          (400)
    Provision for loan losses              1,600            601            578
    Allowance acquired in
        Berks Acquisition                    --           2,372            --
--------------------------------------------------------------------------------
Balance, end of year                      $9,024         $9,971         $7,485
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


5. ACCRUED INTEREST RECEIVABLE:

    Accrued interest receivable was related to the following at December 31, 1997 and 1996:

=======================================================================
                                                   DECEMBER 31,
                                          -----------------------------
(IN THOUSANDS)                                1997               1996
-----------------------------------------------------------------------
Investment securities                      $   820            $ 1,027
Mortgage-backed securities                   4,447              4,733
Loans receivable, net                        8,004              7,579
-----------------------------------------------------------------------
Total                                      $13,271            $13,339
=======================================================================

6. PREMISES AND EQUIPMENT:

    A summary of premises and equipment, less accumulated depreciation and amortization, at December 31, 1997 and 1996, follows:

=======================================================================
                                                    DECEMBER 31,
                                          -----------------------------
(IN THOUSANDS)                                1997               1996
-----------------------------------------------------------------------
Land                                       $ 1,247            $ 3,947
Office buildings                             6,800             16,738
Furniture, fixtures and equipment           21,387             18,525
Leasehold improvements                       9,610              6,972
-----------------------------------------------------------------------
Premises and equipment                      39,044             46,182
Less-accumulated depreciation
  and amortization                         (20,454)           (20,813)
-----------------------------------------------------------------------
Premises and equipment, net                $18,590            $25,369
=======================================================================

7. DEPOSITS:

    A summary of interest expense, average balances, and interest rates on deposits follows:

================================================================================================================================
                                                                                 MONEY
                                                              CHECKING           MARKET             SAVINGS         CERTIFICATES
 (IN THOUSANDS)                                               DEPOSITS          DEPOSITS           DEPOSITS          OF DEPOSIT
--------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1997:
     Balance at year-end                                      $254,095          $324,959           $229,290           $744,480
     Average balance                                           238,633           311,603            245,813            722,278
     Interest expense                                            2,187            11,429              5,494             39,450
          Average rate paid                                       0.92%             3.67%              2.24%              5.46%
For the year ended December 31, 1996:
     Balance at year-end                                      $232,524          $278,527           $260,089           $720,310
     Average balance                                           191,057           281,698            240,579            609,510
     Interest expense                                            1,885            10,297              5,072             32,104
          Average rate paid                                       0.99%             3.66%              2.11%              5.27%


Certificates of deposit of $100,000 or more, totaled $92.2 million and $68.3 million at December 31, 1997 and 1996, respectively. Deposits in excess of $100,000 are not federally insured by the FDIC.

The scheduled maturities of certificate accounts at December 31, 1997 and 1996, were as follows:

==============================================================================================================
                                                             DECEMBER 31,
                          ------------------------------------------------------------------------------------
                                         1997                                            1996
(IN THOUSANDS)             AMOUNT                   PERCENT                AMOUNT                   PERCENT
--------------------------------------------------------------------------------------------------------------
Under 12 months            $479,860                     64%                $480,099                     67%
12 to 36 months             216,011                     29                  199,292                     28
Over 36 months               48,609                      7                   40,919                      5
--------------------------------------------------------------------------------------------------------------
                           $744,480                    100%                $720,310                    100%
==============================================================================================================

8. NOTES PAYABLE AND OTHER BORROWINGS:

    Notes payable and other borrowings at December 31, 1997 and 1996, were as follows:

===============================================================================================================================
                                                                               DECEMBER 31,
                                   --------------------------------------------------------------------------------------------
                                                               1997                                      1996
                                                  ------------------------------             -----------------------------
(in thousands)                      Due Date       Rate                   Amount               Rate                 Amount
-------------------------------------------------------------------------------------------------------------------------------
Secured notes due to
  FHLB of Pittsburgh:
          Maturing in                1997                                  $    --                                  $167,000
                                     1998                                   210,000                                    5,000
                                     1999                                     1,000                                    1,000
                                     2000                                     1,000                                    1,000
                                     2001                                     1,000                                    1,000
                                                                           --------                                 --------
                                     Total       5.24%-7.27%               $213,000          5.24%-7.27%            $175,000
                                                                           ========                                 ========
Securities sold under
  agreement to repurchase:

          Maturing in                1997                                  $    --                                  $106,674
                                     1998                                   111,099                                   40,000
                                     1999                                    35,000                                   25,000
                                     2000                                    55,000                                    5,000
                                     2001                                       --                                       --

                                     2002                                    45,000                                      --
                                                                           --------                                 --------
                                     Total         4.98%-6.71%             $246,099          4.98%-6.71%            $176,674
                                                                           ========                                 ========

    All stock in the FHLB of Pittsburgh at December 31, 1997, was pledged as collateral for the notes due to the FHLB. The Company had a $123.1 million Flexline commitment with the FHLB at December 31, 1997. At December 31, 1997, there was no outstanding balance against the line of credit.

    The Company enters into sales of securities under agreements to repurchase. These transactions are reflected as a liability on the accompanying Consolidated Balance Sheets. The dollar amount of securities underlying the agreements remains in the asset account, although the securities underlying the agreements are delivered to primary dealers who manage the transactions. At December 31, 1997 and 1996, all of the agreements were to repurchase identical securities.

     Securities underlying these reverse repurchase agreements consisted of mortgage-backed securities and U.S. Treasury and U.S. Government agency securities with carrying values of $256.5 million and $188.7 million, respectively (market value of $258.3 million and $188.9 million, respectively), at December 31, 1997 and 1996 (see Notes 2 and 3).

    The maximum amounts of outstanding reverse repurchase agreements during the years ended December 31, 1997 and 1996, were $264.7 million and $176.7 million, respectively. Average agreements outstanding for the years ended December 31, 1997 and 1996, were $242.8 million and $154.5 million, respectively. The weighted average interest rates relating to the agreements for the years ended December 31, 1997 and 1996, were 5.90% and 5.91%, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


9. INCOME TAXES:

    A summary of the provision (benefit) for income taxes for the years ended December 31, 1997, 1996, and 1995, follows:

==========================================================================
(IN THOUSANDS)                      CURRENT       DEFERRED         TOTAL
--------------------------------------------------------------------------
December 31, 1997:
   Federal                           $8,055         $ (112)        $7,943
   State                                  3             --              3
--------------------------------------------------------------------------
   Total                             $8,058         $ (112)        $7,946
==========================================================================
December 31, 1996:
   Federal                           $4,051         $  728         $4,779
   State                                  2             --              2
--------------------------------------------------------------------------
   Total                             $4,053         $  728         $4,781
==========================================================================
December 31, 1995:
   Federal                           $4,959         $1,079         $6,038
   State                                (36)           122             86
--------------------------------------------------------------------------
   Total                             $4,923         $1,201         $6,124
==========================================================================

    Income tax expense has been provided at the effective rates of 33%, 34%, and 35% for the years ended December 31, 1997, 1996, and 1995, respectively. These rates differ from the statutory rate of 35%, as follows:

================================================================================
                                                 FOR THE YEAR ENDED
                                                    DECEMBER 31,
                                    --------------------------------------------
(IN THOUSANDS)                           1997           1996            1995
--------------------------------------------------------------------------------
Income before income
   taxes                                 $24,315        $14,119        $17,379
================================================================================
Income tax expense at
   federal statutory rate                $ 8,511        $ 4,942        $ 6,083
Goodwill                                      27            244            377
ESOP                                         258            111            138
Low-income housing
   credits                                  (771)          (132)          (132)
Change in valuation
   allowance                                (106)          (104)            --
Other                                         28           (280)          (342)
--------------------------------------------------------------------------------
Income tax expense at
   effective rate                        $ 7,946        $ 4,781        $ 6,124
================================================================================

    Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. The net deferred tax asset was comprised of the following at December 31, 1997 and 1996, respectively:

=====================================================================
                                                  DECEMBER 31,
                                       ------------------------------
(IN THOUSANDS)                              1997               1996
---------------------------------------------------------------------
Depreciation                             $   356           $    643
Loan loss reserves                         2,968              2,773
Mortgage servicing rights                    993                692
Post retirement and post
   employment benefits                       401                412
Accrued expenses not
   currently deductible                      227                145
Tax deductible goodwill                    1,355                539
Other                                         74                643
---------------------------------------------------------------------
      Total gross assets                   6,374              5,847
Less valuation allowance                  (1,480)            (1,586)
---------------------------------------------------------------------
      Gross assets net of
         valuation allowance               4,894              4,261
---------------------------------------------------------------------
Deferred loan fees                          (185)              (125)
Unrealized gain on securities             (1,891)            (1,120)
Capitalized mortgage
   servicing fees                         (1,919)            (1,224)
Other                                       (417)              (648)
---------------------------------------------------------------------
      Total gross liabilities             (4,412)            (3,117)
---------------------------------------------------------------------
      Net deferred tax asset             $   482           $  1,144
=====================================================================

    The net deferred tax asset recognized by the Company is based on the combination of future reversals of existing taxable temporary differences, carryback availability and future taxable income.

    At December 31, 1997, the Company had net loss carryforwards for state tax purposes totaling $9.2 million, which expire beginning in 1998.

10. MORTGAGE BANKING ACTIVITIES:

    During the years ended December 31, 1997 and 1996, the Company sold mortgage loans and mortgage-backed securities collateralized by loans originated by ComNet totaling $311.0 million and $266.0 million, respectively, generally with servicing retained.

    A summary of the principal balances of loans serviced for others follows:

==================================================================================
                                                    DECEMBER 31,
                                  ------------------------------------------------
(IN THOUSANDS)                        1997              1996             1995
----------------------------------------------------------------------------------
Mortgage loans underlying
   pass-through securities:
       FNMA                        $  748,727        $  714,472      $  708,138
       FHLMC                          350,216           340,928         346,765
       Other investors                    462               615          20,694
----------------------------------------------------------------------------------
       Total                        1,099,405         1,056,015       1,075,597
Mortgage loan portfolios
   serviced for:
       FNMA                            93,364           102,387         103,184
       Other investors                110,747           181,488          85,195
----------------------------------------------------------------------------------
       Total                       $1,303,516        $1,339,890      $1,263,976
==================================================================================

    The Company is required to remit to mortgage-backed security investors the monthly principal collected and scheduled interest payments on most mortgages, including those for which no interest payments have been received due to delinquency. As of December 31, 1997, the principal amount of mortgages outstanding that are subject to this condition aggregated approximately $1.1 billion, of which approximately $26.0 million were delinquent. Substantially all of these loans were sold without recourse and are guaranteed by FHLMC or FNMA.

11. COMMITMENTS AND CONTINGENCIES:

LEASE COMMITMENTS

    A summary of future minimum rental payments, excluding real estate taxes, insurance and maintenance, required under noncancelable operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997, follows:

====================================================================
(in thousands)
Year Ending December 31,                                    Amount
--------------------------------------------------------------------
                1998                                       $ 4,522
                1999                                         4,389
                2000                                         3,523
                2001                                         2,416
                2002                                         2,070
2003 and thereafter                                         16,340
--------------------------------------------------------------------
               Total                                       $33,260
====================================================================

    Rent expense under operating leases was $3.1 million, $1.7 million, and $1.3 million for the years ended December 31, 1997, 1996, and 1995, respectively.

COMMITMENTS TO ORIGINATE LOANS

    The Company had outstanding commitments to originate fixed and adjustable rate residential mortgage loans of $12.7 million (interest rates ranged between 5.25% and 8.50%) and $1.0 million (interest rates ranged between 4.30% to 6.44%), respectively, at December 31, 1997. These commitments, generally, had an original term of 60 days.

EMPLOYMENT AGREEMENTS

    The Company has employment agreements with certain key officers, including the Chief Executive Officer, the Chief Operating Officer, and all Senior Vice Presidents. The agreements have terms of up to three years, with one-year renewal options at the discretion of the Board of Directors annually. The agreements also include provisions for certain severance payments. At December 31, 1997, the aggregate commitment for payments to the executives upon termination, without a change in control, was $3.2 million.

LITIGATION

    There are no material legal proceedings, other than as described below, to which the Company or any of its subsidiaries is a party, or to which any of their property is subject, other than proceedings routine to the business of the Company and its subsidiaries.

    In August 1995, the Bank commenced litigation against the United States in the U.S. Court of Federal Claims (the "Claims Court") seeking to recover damages or other monetary relief for the loss of its supervisory goodwill. The suit alleges that the treatment of such goodwill mandated by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") constitutes a breach of contract between

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


the Bank and the United States and an unlawful taking of property by the United States without just compensation or due process in violation of the U.S. Constitution. The suit emanates from the Bank's acquisition of First Family Federal Savings and Loan Association of Lansdale, Pennsylvania in 1982, pursuant to which the government agreed to the use of the purchase method of accounting under generally accepted accounting principles and the recording of approximately $61.0 million of goodwill as an asset resulting from the voluntary supervisory merger. (There was no financial assistance from the Federal Savings and Loan Insurance Corporation.) Since the enactment of FIRREA, numerous suits have been filed on behalf of thrift institutions and their holding companies alleging similar theories for breach of contract. The goodwill balance associated with the First Family acquisition at the point of FIRREA enactment in 1989 was $48.4 million.

    In the past several years, the Claims Court, the United States Court of Appeals for the Federal Circuit, and the United States Supreme Court have handed down decisions relating to the liability portion of the breach of contract claims brought by other thrift institutions. On July 1, 1996, the United States Supreme Court ruled in the consolidated cases (United States v. Winstar Corporation) and determined that when Congress adopted the accounting changes to supervisory goodwill specified in FIRREA, the government had breached contractual agreements with these thrift institutions regarding the accounting rules. However, the Claims Court may determine that the Bank's claims involve materially different facts and/or legal issues as to render the Winstar case inapplicable to the litigation and thereby result in a different conclusion from that of the Winstar case. Moreover, the damages portion of the claims presented by the Winstar plaintiff thrift institutions is currently being litigated and could take several years to resolve. There can be no assurance that the Bank will prevail in its action, and if it does prevail, that the Claims Court will find that the Bank is entitled to any substantial amount of damages.

    On October 31, 1996, the Bank filed a complaint against CoreStates Financial Corporation in the Court of Common Pleas for Chester County, Pennsylvania for damages related to Commonwealth's acquisition on June 28, 1996, of twelve former Meridian Bank branch offices from CoreStates. The complaint alleges, among other things, that CoreStates breached the branch sales agreement and that Commonwealth's relationships with its new customers were damaged as a result of negligence and errors committed by CoreStates and its affiliates in connection with the conversion of the former Meridian Bank customers to Commonwealth's banking system and the reissuance of bank cards for use at Commonwealth's automated teller machines. The complaint alleges damages incurred by Commonwealth in excess of $5.0 million from the additional run-off of deposits relating to former Meridian customers, and other losses and expenses.

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

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and Tier I capital (as defined in the regulations) to adjusted total assets, and of risk-based capital to risk-weighted assets. Management believes that, as of December 31, 1997, the Bank met all capital adequacy requirements to which it is subject.

     As of December 31, 1997, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, core risk-based, and core ratios as set forth in the table. There have been no conditions or events since that notification which, in management's opinion, would have changed the institution's well capitalized status. Commonwealth Bancorp, the holding company of the Bank, is not regulated by the OTS and therefore its capital ratios are not included herein.

    A summary of the Bank's capital amounts and ratios as of December 31, 1997 follows:

==============================================================================================================================
                                                                                 Minimum                      To Be Well
                                                                               For Capital                   Capitalized For
                                                                                 Adequacy                   Prompt Corrective
                                                    Actual                       Purposes                   Action Provisions
                                             ------------------------        -------------------        -------------------
(dollars in thousands)                        Ratio            Amount        Ratio        Amount        Ratio        Amount
------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets             8.6%        $  192,632
                                             ------
Intangible assets                                             (45,244)
Unrealized gains on available-for-sale
     securities, net of tax                                    (2,969)
                                                           -----------
Tangible capital, and ratio to
     OTS adjusted total assets                 6.6%        $  144,419        1.5%         $32,898
                                             ------        ===========      -----         =======
Core capital, and ratio to OTS
     adjusted total assets                     6.6%        $  144,419        3.0%         $65,796       5.0%        $109,660
                                             ------        ===========      -----         =======     ------        ========
Core capital, and ratio to OTS
     risk-weighted assets                     12.6%        $  144,419                                   6.0%        $ 68,944
                                             ------        -----------                                ------        ========
Allowance for loan losses                                       9,024
                                                           -----------
Supplementary capital                                           9,024
                                                           -----------
Total risk-based capital, and ratio to
     OTS risk-weighted assets (1)             13.4%        $  153,443        8.0%         $91,926      10.0%        $114,907
                                             ------        ===========      -----         =======     ------        ========
OTS Total assets                                           $2,241,416
                                                           ===========
OTS Adjusted total assets                                  $2,193,203
                                                           ===========
OTS Risk-weighted assets                                   $1,149,075
                                                           ===========



(1) Does not reflect the interest rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

    A summary of the Bank's capital amounts and ratios as of December 31, 1996, follows:

===============================================================================================================================
                                                                                   Minimum                    To Be Well
                                                                                  For Capital               Capitalized For
                                                                                   Adequacy                Prompt Corrective
                                                      Actual                       Purposes                Action Provisions
                                              ----------------------         ---------------------        ------------------
(dollars in thousands)                         Ratio          Amount          Ratio         Amount         Ratio      Amount
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets               9.0%       $  189,265
                                                ----        ----------
Intangible assets                                              (51,220)
Unrealized gains on available-for-sale
     securities, net of tax                                     (2,092)
                                                            ----------
Tangible capital, and ratio to
     OTS adjusted total assets                   6.6%       $  135,953          1.5%          $30,692
                                                ----        ==========          ---           =======
Core capital, and ratio to OTS
     adjusted total assets                       6.6%       $  135,953          3.0%          $61,385        5.0%      $102,308
                                                ----        ==========          ---           =======        ---       ========
Core capital, and ratio to OTS
     risk-weighted assets                       13.2%       $  135,953                                       6.0%      $ 61,800
                                                ----        ----------                                       ---       ========
Allowance for loan losses                                        9,971
                                                            ----------
Supplementary capital                                            9,971
                                                            ----------

Total risk-based capital, and ratio to
     OTS risk-weighted assets (1)               14.2%       $  145,924          8.0%          $82,400       10.0%      $103,000
                                                ----        ==========          ---           =======       ----       ========
OTS Total assets                                            $2,099,463
                                                            ==========
OTS Adjusted total assets                                   $2,046,151
                                                            ==========
OTS Risk-weighted assets                                    $1,030,000
                                                            ==========

(1) Does not reflect the interest rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


    Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, adequately capitalized institutions are required to maintain a core capital ratio (as defined) of 4.0% or greater. The Bank's capital exceeded this requirement by $56.7 million. In April 1991, the OTS issued a proposal to increase the core capital requirement for most savings institutions. Under the proposal, only institutions with the highest rating under the OTS MACRO rating system would be permitted to operate at or near the current 3.0% core capital requirement. For all other savings institutions, the minimum required ratio would be 3.0% plus at least an additional 100 to 200 basis points, as determined by the OTS on a case-by-case basis.

    For regulatory purposes and under OTS guidelines, unrealized gains on securities held available for sale, net of tax, of $3.0 million were deducted from core and tangible capital as of December 31, 1997. These unrealized gains, net of tax, however, are added back to shareholders' equity under generally accepted accounting principles. Risk-based capital, for regulatory requirements, includes the $9.0 million allowance for loan losses at December 31, 1997.

    The Federal Financial Institution Examination Council ("FFIEC") ruled on the question of deferred tax assets under SFAS No. 109 and the related capital impact. The FFIEC has indicated that to the extent that the realization of deferred tax assets is dependent on an institution's future taxable income (exclusive of reversing temporary differences and carryforwards) or its tax-planning strategies, such deferred tax assets would be limited for regulatory capital purposes to the amount that can be realized within one year or 10% of core capital, whichever is less. The Bank has included the net deferred tax asset of $0.8 million at December 31, 1997, in the regulatory amounts due to the realizability of these tax benefits through carryback availability against prior year taxable income.

    In 1993, the OTS adopted an amendment to its risk-based capital requirements that will require institutions with more than a "normal" level of interest rate risk to maintain additional risk-based capital. As of December 31, 1997, the OTS has continued to delay implementation of this regulation. Under the regulation, a savings bank will be considered to have a "normal" level of interest rate risk if the decline in its net portfolio value after an immediate and sustained 200-basis-point increase or decrease in market interest rates (whichever leads to the greater decline) is less than 2.0% of the current estimated value of its assets. An institution with more than "normal" interest rate risk will be required to deduct from capital, for purposes of calculating its risk-based capital ratio, an "interest rate risk component" in an amount equal to one-half of the difference between its measured interest rate risk and 2.0% multiplied by the estimated economic value of its total assets. This deduction of an interest rate risk component from capital would effectively increase the amount of capital otherwise required to satisfy the risk-based capital requirement. However, events beyond the control of the Bank, such as changing interest rates or a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

    At periodic intervals, both the OTS and the FDIC routinely examine the Bank's financial statements as part of their legally prescribed oversight of the savings and loan industry. Based on these examinations, the regulators could direct that the Bank's financial statements be adjusted in accordance with their findings.

    A future examination by the OTS or the FDIC could include a review of certain transactions or other amounts reported in the Bank's 1997 financial statements. The regulators have not proposed any adjustments to the Bank's year-end financial statements in prior years. However, in view of the Financial Institution Reform, Recovery, and Enforcement Act of 1989, and the increasingly uncertain regulatory environment in which the Bank now operates, the extent, if any, to which a forthcoming regulatory examination may ultimately result in adjustments to the 1997 financial statements cannot presently be determined.

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

SUMMARY OF FINANCIAL INSTRUMENTS WITH
OFF-BALANCE-SHEET RISK

=================================================================================
                                                CONTRACT OR NOTIONAL AMOUNT
                                                         DECEMBER 31,
                                            -------------------------------------
(IN THOUSANDS)                                     1997                1996
---------------------------------------------------------------------------------
Interest rate swap agreements                   $100,000             $165,000
Interest rate caps                                80,000               20,000
Interest rate collars                                --                10,000
Mandatory forward contracts                       31,000               26,750
Option Contracts:
   Puts                                            5,000                6,000
   Calls                                           2,000                  --


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

    At December 31, 1997 and 1996, the Company had notional balances of interest rate exchange agreements totaling $100.0 million and $165.0 million, respectively, with interest payable at fixed rates. The weighted average rates to be paid by the Company at December 31, 1997 and 1996, were 5.66% and 5.89%, respectively. In return, the Company was to receive variable interest payments at the London Interbank Offer Rate (LIBOR) payable every three or six months. At December 31, 1997 and 1996, the weighted average variable yields were 5.93% and 5.69%, respectively. The amounts receivable or payable are credited or charged to interest expense on notes payable and other borrowings. Included in other assets were swap receivables of $1.5 million and $2.1 million at December 31, 1997 and 1996, respectively. These agreements have expiration dates between January 1998 and December 1999.

    FHLMC, FNMA, and GNMA mortgage-backed securities, with a combined carrying value of $0.4 million and $1.6 million (market value of $0.4 million and $1.6 million), were pledged by the Company as collateral for the interest rate swaps outstanding as of December 31, 1997 and 1996, respectively.

    In the event of nonperformance by the other parties to the interest rate swap agreements, credit risk to the Company totaled $0.2 million, representing the fair value of the benefit (cost) of these agreements at December 31, 1997.

INTEREST RATE CAP AGREEMENTS

    Interest rate cap agreements are instruments used by the Company in hedging certain short-term liabilities. An interest rate cap is an agreement whereby the seller of the cap contractually agrees to pay the buyer the difference between the actual interest rate and strike rate per the cap contract, if the actual rate is higher than the strike rate. At December 31, 1997 and 1996, the Company had notional balances of interest rate cap agreements totaling $80.0 million and $20.0 million, respectively. The Company receives variable interest payments based on the spread between the variable-month LIBOR rate and the strike price of the caps if the variable-month LIBOR rate is higher than the strike rate. The weighted average strike price of the agreements held by the Company at December 31, 1997 and 1996, was 6.50% and 5.32%, respectively. Unamortized fees at December 31, 1997 and 1996, were $0.5 million and $0.1 million, respectively, and were included in other assets. These agreements have expiration dates between February 1998 and September 2000. Credit risk to the Company for interest rate cap agreements of $0.7 million at December 31, 1997 represented the unamortized fees of $0.5 million, plus the cost of contract replacement of $0.2 million if the other party does not perform.

INTEREST RATE COLLARS

    Interest rate collars are instruments used by the Company in managing its interest rate sensitivity position. Based on its interest rate sensitivity analysis, the Company enters into interest rate collars to more effectively manage the impact of fluctuating interest rates on its net interest income. An interest rate collar combines an interest rate cap and a floor (one held and one written). An interest rate floor is a contract in which the floor writer, in return for a premium, agrees to limit the risk associated with a decline in interest rates based on a notional amount. If rates fall below an agreed upon strike rate, the floor holder will receive cash payments from the floor writer equal to the difference between the market

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


rate and the strike rate multiplied by the notional principal amount. The Company had no interest rate collars at December 31, 1997. At December 31, 1996, the Company's interest rate collar had a notional principal balance of $10.0 million. The Company was to pay variable interest payments quarterly based on the spread between the LIBOR rate (5.5% at December 31, 1996) and the strike rate of the floor (5.25%) if LIBOR was less than the strike rate. The Company was to receive variable rate interest payments based on the spread between the LIBOR rate and the strike rate of the cap (6.10%) if LIBOR was higher than the strike rate. This agreement was executed without exchange of premiums between counter parties and expired in June 1997. Any obligations which may have arisen under this contract would have been recorded to interest expense on an accrual basis.

MANDATORY AND OPTIONAL FORWARD CONTRACTS

    A forward contract is a legal agreement between two parties to purchase or sell a specific quantity of a financial instrument, at a specified price, with delivery and settlement at a specified future date. Because forward contracts lack the liquidity and protection provided by regulated exchanges, there is a heightened risk of default by the counterparties. The Company had open mandatory forward commitments for future delivery of FNMA and FHLMC guaranteed pass-through certificates of $31.0 million and $26.8 million, respectively, as of December 31, 1997 and 1996.

    At December 31, 1997, the Company had no exposure to credit loss in the event of nonperformance by other parties to the mandatory forward commitments, compared to approximately $0.1 million at December 31, 1996, which represented the difference between the contractual amount and the fair value of these agreements.

    The Company purchases put and call options on U.S. Treasury note and bond futures as an alternative to mandatory forward contracts. The Company had outstanding put options of $5.0 million and $6.0 million at December 31, 1997 and 1996, respectively. The Company had call options of $2.0 million outstanding at December 31, 1997, compared to no call options outstanding at December 31, 1996. The Company's exposure to loss on these options was not material at December 31, 1997.

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

    At December 31, 1997 and 1996, the estimated fair values of the Company's financial instruments were as follows:

==============================================================================================================================
                                                                  DECEMBER 31, 1997                   DECEMBER 31, 1996
                                                        ----------------------------------------------------------------------
                                                             CARRYING             FAIR            CARRYING            FAIR
(IN THOUSANDS)                                                AMOUNT              VALUE            AMOUNT             VALUE
------------------------------------------------------------------------------------------------------------------------------
 Financial assets:
     Cash and cash equivalents                              $   53,938         $   53,938         $   60,102      $   60,102
     Mortgage loans held for sale                               37,574             37,574             17,335          17,335
     Investment securities                                      51,326             51,326             53,935          53,935
     Mortgage-backed securities                                735,291            738,126            752,707         754,411
     Loans receivable, net                                   1,259,596          1,258,864          1,113,114       1,110,691
     FHLB stock                                                 14,175             14,175             11,159          11,159
     Mortgage servicing rights                                   8,039             10,050              7,677           7,677
Financial liabilities:
     Deposits                                                1,552,824          1,550,276          1,491,450       1,487,141
     Secured notes due to FHLB of Pittsburgh                   213,000            213,037            175,000         175,032
     Securities sold under agreements to repurchase            246,099            245,677            176,674         175,844

==========================================================================================================
                                                   DECEMBER 31, 1997                DECEMBER 31, 1996
                                             -------------------------------------------------------------
                                                  COST           FAIR              COST           FAIR
(IN THOUSANDS)                                   AMOUNT          VALUE            AMOUNT          VALUE
----------------------------------------------------------------------------------------------------------
Unrecognized Financial Instruments:
     Commitments to originate loans              $  --          $  --             $  --          $  --
     Interest rate swaps                           121            212                42            439
     Interest rate caps                            527            183               134             99
     Interest rate collars                          --             --                --             --
     Mandatory forward commitments                  --             --                --           (129)
     Put and call options                           18             18                26             26


15. EMPLOYEE BENEFIT PLANS:

    The Company terminated its noncontributory defined benefit pension plan during 1997, and replaced it with a Target Benefit Plan, a Profit Sharing Plan, and a 401(k) Match Plan which cover substantially all employees. Commonwealth's contributions to the Target Benefit Plan are designed to meet the targeted benefit for each participant based on an actuarially determined formula and are paid annually to each participant. The Company's Board of Directors determines the amount that will be contributed annually to each employees' Profit Sharing account based on Commonwealth's

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

performance. Participant contributions to the Company's 401(k), up to a maximum of 3% of salary, are matched 25% by the Company. All funds contributed to the Target Benefit Plan, Profit Sharing Plan, and 401(k) Match Plan are held in a trust fund, and are invested at the discretion of the employee in various alternative investment funds, including a Company common stock fund. During 1997, the Company contributed $0.5 million to the Target Benefit Plan, Profit Sharing Plan, and 401(k) Match Plan.

    The defined benefit pension plan assets were distributed to the participants during 1997 and satisfied all benefit liabilities under the plan. As of December 31, 1996, benefits were based on years of service and the employees' compensation during the last five years of employment. Investments of the plan primarily included mutual funds, Company stock, U.S. Government securities, and cash. Company stock totaled $0.7 million, representing 12% of plan assets at December 31, 1996.

    The following table sets forth the pension plan's accumulated plan benefits and funded status, as determined by consulting actuaries, at December 31, 1996:


==========================================================================
                                                            DECEMBER 31,
(IN THOUSANDS)                                                  1996
--------------------------------------------------------------------------
Actuarial present value of accumulated
    benefit obligations, including vested
    benefits of $3,438                                          $3,515
--------------------------------------------------------------------------
Projected benefit obligations for services
    rendered to date                                            $4,778
Plan assets at fair value                                        5,571
--------------------------------------------------------------------------
Projected benefit obligations less
    than plan assets                                               793
Unrecognized net gain from past experience,
     different  from that assumed                                 (766)
Unrecognized net asset being
     amortized over 18 years                                      (490)
--------------------------------------------------------------------------
Accrued pension liability                                       $ (463)
==========================================================================


A summary of net pension costs for the year ended December 31, 1996 follows:

                                                               DECEMBER 31,
(IN THOUSANDS)                                                    1996
---------------------------------------------------------------------------
            Service cost                                       $   411
            Interest cost on projected
                benefit obligations                                340
            Return on plan assets                                 (686)
            Net amortization and deferral                          235
---------------------------------------------------------------------------
            Net pension cost                                   $   300
===========================================================================

    At December 31, 1996, the projected annual salary growth rate used in determining the projected benefit obligations was 5.00%, while the weighted average discount rate used in determining the projected benefit obligation was 8.00%. The expected long-term rate of return on plan assets was 8.00% for the year ended December 31, 1996.

    The Company has a cafeteria-type health and welfare plan for the benefit of all employees and their dependents. Participation in the plan is voluntary. Contributions made by the Company are based on actuarially determined amounts. Participants contribute monthly through payroll deductions. The Company's contributions totaled $1.2 million and $0.9 million for the years ended December 31, 1997 and 1996, respectively.

    The Company also has an employee savings plan (401[k]) for the benefit of all employees having the requisite service period. Contributions are made at the discretion of the employee. Investments of the plan include mutual funds, Company stock, certificates of deposit and cash. Participant contributions to the Company's 401(k), up to a maximum of 3% of salary, are matched 25% by the Company. Company stock totaled $8.0 million, or 49% of the plan's assets at December 31, 1997.

    The Company provides an Employee Stock Ownership Plan ("ESOP") to employees age 21 or older who have at least one year of credited service with the Company. In June 1996, the ESOP borrowed $9.3 million from the Company to purchase 0.8 million shares of the Company's common stock in the conversion and reorganization, and to repay the balance of a loan from an unaffiliated lender relating to the purchase of shares of common stock of the Bank in the Bank's initial public offering in January 1994. The Company makes scheduled discretionary cash contributions to the ESOP sufficient to amortize the principal and interest on the loan, which has a remaining maturity of nine years. Unallocated shares are released annually and allocated to individual accounts. Dividends on unallocated shares are not considered dividends for financial reporting purposes and are used to pay debt service. The Company recognized compensation expense of $1.7 million and $1.1 million relating to the ESOP for the year ended December 31, 1997 and 1996, respectively. As of December 31, 1997, the ESOP held 1.3 million shares, of which 0.4 million had been allocated. The fair value of unearned ESOP shares at December 31, 1997, approximated $17.2 million.

    In addition to the ESOP, the Company has established a management recognition plan for directors and a management recognition plan for officers (collectively, the Recognition Plans). The objective of the Recognition Plans is to enable the Company to provide directors and officers with a proprietary interest in the Company as an incentive to contribute to its success. The Bank contributed funds to the

Recognition Plans to enable the Recognition Plans to acquire 4% of the common stock in the Bank's initial public offering in January 1994. The purchase of an additional 4% of the common stock sold in the 1996 conversion and reorganization was authorized by shareholders at the December 17, 1996 Special Meeting of Shareholders. Such amounts have been charged to equity, representing the cost of shares acquired for the Recognition Plans. Unless the administrators specify otherwise, shares of common stock granted pursuant to the Recognition Plans generally will be in the form of restricted stock payable over a five-year period at the rate of 20% per year, commencing on the date of grant of the award. Compensation expense in the amount of the fair market value of the common stock at the date of the grant to the recipient will be recognized pro rata over the five years during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of, and are required to be held in trusts. The Company recognized expense related to the Recognition Plans of $1.2 million and $0.3 million for the years ended December 31, 1997 and December 31, 1996, respectively, which is reflected as an adjustment to shareholders' equity.

    In connection with the 1994 reorganization and stock offering, the Company adopted the 1993 Directors' Stock Option Plan. Authorized shares of common stock equal to 1.5% of the common stock in the stock offering (or 0.1 million shares adjusted for the 2.0775 exchange ratio) were reserved for issuance pursuant to the Directors' Stock Option Plan. The 1996 Stock Option Plan provides the Directors the option to purchase, as a group, 2.1% of the common stock in the 1996 stock offering, or 0.2 million shares of common stock. The Stock Option Plans provide that each current director who is not an officer or employee of the Company be granted compensatory options to purchase shares of common stock. The per share exercise price of a compensatory stock option shall at least equal the fair market value of a share of common stock on the date the option is granted. Options granted under the 1996 Stock Option Plan vest and are exercisable 20% per year over a five-year period, commencing on the first anniversary of the date of grant. An option granted under the Stock Option Plan will be exercisable until the earlier of ten years after its date of grant or three years after the date on which the optionee ceases to be a nonemployee director.

    Additionally, the Company adopted the 1993 and 1996 Stock Incentive Plans ("Stock Option Plans") in connection with the 1994 and 1996 reorganization and stock offerings, respectively. The Stock Option Plans authorize the grant of stock options and stock appreciation rights equal to 8.5% and 7.9% of the common stock in the 1994 and 1996 stock offerings, respectively. Under the Stock Option Plans, certain officers and key employees may be granted options, which may be incentive or compensatory. The per-share exercise price of an incentive stock option shall at least equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option shall at least equal the greater of par value, or 85% of the fair market value of a share of common stock on the date the option is granted. In connection with the stock offerings, 0.7 million (adjusted for the 2.0775 exchange ratio) and 0.8 million options were reserved for issuance in the 1993 and 1996 plans, respectively.

    The Company accounts for Stock Option Plans under Accounting Principles Board Opinion No. 25, and accordingly, no compensation expense has been recognized in the financial statements of the Company. Had compensation expense for these plans been determined consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would not have been materially different for the year ended December 31, 1996, as a significant portion of outstanding stock options were granted on December 17, 1996, and vest over a five year period. For the year ended December 31, 1997, the Company's net income and earnings per share would have been reduced as follows:

=============================================================================
(in thousands, except per share data)                                  1997
-----------------------------------------------------------------------------
Net Income - as reported                                            $16,369
Net Income - pro forma                                              $15,643

Basic earnings per share - as reported                              $  1.06
Basic earnings per share - pro forma                                $  1.01

Diluted earnings per share - as reported                            $  1.02
Diluted earnings per share - pro forma                              $  0.98


    Because the SFAS No. 123 method has not been applied to stock options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997 and 1996, respectively: risk-free interest rate of 5.41% and 6.21%; expected volatility of 32% and 20%; dividend yield of 1.42% and 2.0%; and an expected life of seven years.

    In connection with the conversion and reorganization completed on June 14, 1996, the Company adopted the 1993 Stock Incentive Plan and the 1993 Directors' Stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


Option Plan of the Bank. The Bank common stock and the original option price were adjusted for the exchange ratio of 2.0775.

    A summary of activity under the various stock option plans for the years ended December 31, 1997, 1996, and 1995 follows:

================================================================================
                                                                      Weighted
                                                                       Average
                                                                      Exercise
Option Price                                       $4.81-$21.375       Prices
================================================================================
Options outstanding December 31, 1994                   715,362        $ 4.81
     Granted                                             44,238          6.41
     Exercised                                          (60,006)         4.81
     Forfeited                                          (74,137)         4.81
--------------------------------------------------------------------------------
Options outstanding December 31, 1995                   625,457        $ 4.92
================================================================================
     Granted                                            941,098         14.40
     Exercised                                          (27,081)         4.91
     Forfeited                                          (11,797)         4.81
--------------------------------------------------------------------------------
Options outstanding December 31, 1996                 1,527,677        $10.77
================================================================================
     Granted                                             50,716         18.37
     Exercised                                          (87,763)         4.81
     Forfeited                                          (43,864)        12.02
--------------------------------------------------------------------------------
Options outstanding December 31, 1997                 1,446,766        $11.36
================================================================================
Options exercisable December 31, 1997                   508,807        $ 8.29
================================================================================

16. ACQUISITIONS:

    On January 31, 1997, Commonwealth acquired five mortgage production offices of Homestead Mortgage, Inc. located in Maryland and Pennsylvania. These offices originate mortgages in Delaware, the District of Columbia, Maryland, Pennsylvania, and Virginia. Under the terms of the transaction, the group continued to operate under the trade name of Homestead Mortgage in the District of Columbia, Maryland, and Virginia. During 1997, the Homestead Mortgage offices originated loans totaling $156.0 million.

    On June 28, 1996, the Company completed the acquisition of twelve former branch offices of Meridian Bank located in Berks County (ten offices) and Lebanon County (two offices), Pennsylvania from CoreStates Bank (the "Berks Acquisition"). In connection with this transaction, the Company assumed approximately $379.7 million of deposits and acquired approximately $122.4 million of single-family residential, commercial, and consumer loans. In addition, Commonwealth received approximately $3.1 million of real property and approximately $215.8 million of cash, net of a deposit premium of approximately $38.4 million.

    The Company assigned $14.7 million of the cost of the acquisition to the value of the core deposit intangible asset, which is being amortized on an accelerated basis over approximately 10 years. The excess of the cost over the identifiable assets acquired, less liabilities assumed, was recorded as goodwill. This amount, which totaled $23.7 million, is being amortized on a straight-line basis over approximately 13 years.

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

17. CONVERSION AND REORGANIZATION:

    On June 14, 1996, the Company completed an offering of common stock in connection with the second-step conversion and reorganization, from the mutual holding company form of ownership to the stock holding company form. In the offering, 9.9 million shares of common stock of the Company were sold in a subscription and community offering at $10.00 per share. In addition, 8.1 million shares of common stock of the Company were issued in exchange for shares of stock of the Bank previously held by public stockholders at an exchange ratio of 2.0775 shares for each share of Bank common stock, resulting in 18.0 million shares of common stock of the Company outstanding at the completion of the conversion and reorganization.

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

JOSEPH E. COLEN, JR.                                  Chairman, President & CEO
                                                   of Machined Metals Co., Inc.

                                        President of Jennings International Co.
                                             President of Oak-Corson Realty Co.

RICHARD J. CONNER*                                Retired, Previously President
                                                  of Connor's Firestone Service

WILLIAM B. HAINES, JR.                            Retired, Previously President
                                         of McFarland & Haines Insurance Agency

JOANNE HARMELIN                             President & Chief Executive Officer
                                                  Harmelin and Associates, Inc.

MICHAEL T. KENNEDY                        Chairman & CEO, Radnor Holdings Corp.

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

ADVISORY COMMITTEE

George W. Snear, Sr.                                          Funeral Director,
                                                   George W. Snear Funeral Home

COMMONWEALTH BANK OFFICERS

Charles H. Meacham               Chairman of the Board, Chief Executive Officer
Patrick J. Ward                              President, Chief Operating Officer

David K. Griest                Senior Vice President, Chief Information Officer
Charles M. Johnston              Senior Vice President, Chief Financial Officer
William J. Monnich                     Senior Vice President, Community Banking
Brian C. Zwaan                        Senior Vice President, Commercial Lending

Ellen L. Benson                                 Vice President, Human Resources
Paul Donovan                                   Vice President, Consumer Lending
Robert P. Gehring                          Vice President, Chief Credit Officer
Michael W. Harrington                                 Vice President, Treasurer
James L. Jillson                                Vice President, Consumer Credit
Robert D. Kane                                       Vice President, Controller
Kathleen J. Lippincott              Vice President, Operations Support Services
W. David McHugh                   Vice President, Computer Systems and Services
Patricia Collins Morris                               Vice President, Marketing
William P. Mulholland                           Vice President, General Auditor
Cynthia Mullen                                  Vice President, Service Quality
James E. Schwartz                           Vice President, Traditional Banking
Rose Marie J. Smith                     Vice President, Administrative Services

COMNET MORTGAGE SERVICES OFFICERS
A DIVISION OF COMMONWEALTH BANK

Peter A. Kehoe                                                        President
Katherine M. Solomon                 Senior Vice President, Loan Administration
Theodore T. Aicher                         Vice President, Secondary Marketing/
                                                          Correspondent Lending
Tracy L. Johnson                         Vice President, Residential Operations



CORPORATE INFORMATION
ANNUAL MEETING:
April 21, 1998
9:00 am
The Plymouth Country Club
Plymouth and Belvoir Roads
Norristown, PA  19404

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

COMMONWEALTH WEBSITE:
http://www.commonwealthbank.com
COMNET WEBSITE:
http://www.commortgage.com

* Director Emeritus

Printed on recycled paper.

BRANCH INFORMATION  Commonwealth Bancorp, Inc. and Subsidiaries


LOCATIONS OF
COMMONWEALTH BANK

-   CORPORATE HEADQUARTERS
    Commonwealth Bank Plaza
    2 West Lafayette Street
    Norristown, PA 19401-4758

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

-   SOUTHAMPTON
    Giant Food Stores
    Southampton Shopping Center

CHESTER COUNTY

-   EXTON
    Clemens Markets
    Lionville Shopping Center

-   KENNETT SQUARE
    New Garden Shopping Center

-   PHOENIXVILLE
    Maple Lawn Center

-   WAYNE
    Chesterbrook Village Center

-   WEST CHESTER (2)
    -  Marketplace Shopping Center
    -  Giunta's Thriftway
       Bradford Plaza

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

-   AUDUBON
    Audubon Village Shopping Center

-   BLUE BELL
    Giant Food Stores
    The Shoppes at Blue Bell

-   COLLEGEVILLE
    Redner's Warehouse Markets
    The Marketplace at Collegeville

-   CONSHOHOCKEN
    Plymouth Square Shopping Center

-   GLENSIDE
    139 South Easton Road

-   HORSHAM
    Giant Food Stores
    Horsham Point Shopping Center
-   KING OF PRUSSIA
    DeKalb Plaza Shopping Center

-   LANSDALE (3)
    -  Hillcrest Shopping Center
    -  Sumney Forge Square
    -  521 West Main Street

-   NORRISTOWN (2)
    -  Swede Square Shopping Center
    -  2 West Lafayette Street

-   POTTSTOWN
    Weis Markets
    The Pottstown Center

-   ROYERSFORD
    Limerick Square

-   TRAPPE
    Trappe Shopping Center

-   TROOPER (2)
    -  Park Ridge Shopping Center
    -  Giant Food Stores
       Audubon Square Shopping Center

PHILADELPHIA COUNTY
    - PHILADELPHIA (10)
    -  3292 Red Lion Road
    -  8729 Frankford Ave.
    -  7149 Frankford Ave.
    -  7425 Frankford Ave.
    -  2501 Welsh Road
    -  6537 Castor Ave.
    -  6958 Torresdale Ave.
    -  Gross' Thriftway
       Port Richmond Village
    -  ShopRite Food Stores
       Boulevard Plaza
    -  Superfresh
       Cottman & Bustleton Center


Office Listings as of March 7, 1998

-  39 Traditional Branches
   17 Supermarket Branches
+  Corporate Headquarters




LOCATIONS OF
COMMONWEALTH BANK
BUSINESS BANKING
OFFICES
    -   Reading, PA
    -   King of Prussia, PA
    -   Lansdale, PA
    -   Mayfair, PA
    -   Norristown, PA
    -   Phoenixville, PA

LOCATIONS OF COMNET
MORTGAGE SERVICES

    -   Allentown, PA
    -   Conshohocken, PA
    -   Horsham, PA
    -   Mt. Laurel, NJ
    -   Norristown, PA
    -   Pittsburgh, PA
    -   Reading, PA
    -   Stratford, CT
    -   Wall, NJ
    -   Warwick, RI

LOCATIONS OF
HOMESTEAD MORTGAGE

    -   Baltimore, MD
    -   Bethesda, MD
    -   Millersville, MD

COM-LINE(R)

 24 Hour Automated Service Line
 1-800-327-9885


                                      61