Form 10-K, Exhibit 13
period 1998-12-31
COMMONWEALTH BANCORP INC
filed 1999-03-17
CIK 1005126

COMMONWEALTH BANCORP, INC., 2 WEST LAFAYETTE STREET, NORRISTOWN, PA 19401 WWW.COMMONWEALTHBANK.COM

                                                      COMMONWEALTH BANCORP, INC.
                                                                            1998

                               Table of Contents
------------------------------------------------------------------------------

Selected Financial Highlights........................................Page  1
Letter to Shareholders...............................................Page  2
Detailed Financial Highlights........................................Page 12
Management's Discussion and Analysis.................................Page 13
Report of Management.................................................Page 29
Independent Accountants' Internal Control Report.....................Page 30
Independent Accountants' Opinion Report..............................Page 31
Consolidated Financial Statements....................................Page 32
Directors and Officers...............................................Page 59
Corporate Information................................................Page 59
Locations............................................................Page 60
Bank Locations Map...................................................Page 61

------------------------------------------------------------------------------

  Commonwealth Bancorp, Inc., with consolidated assets of $2.3 billion, is the holding company for Commonwealth Bank, which has 60 branches throughout southeast Pennsylvania. ComNet Mortgage Services, a division of Commonwealth
 Bank, has offices in Pennsylvania, New Jersey, Rhode Island, and Virginia and operates under the trade name of Homestead Mortgage in Maryland.

SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(dollars in thousands, except per share and ratio data)

============================================================================================================
 AT YEAR END                                                            1998          1997          1996
------------------------------------------------------------------------------------------------------------
 Total assets                                                     $2,257,499    $2,268,595    $2,119,961
------------------------------------------------------------------------------------------------------------
 Loans receivable, net                                             1,338,177     1,260,841     1,113,114
------------------------------------------------------------------------------------------------------------
 Deposit accounts                                                  1,605,299     1,552,824     1,491,450
------------------------------------------------------------------------------------------------------------
 Shareholders' equity                                                192,178       214,852       231,924(1)

============================================================================================================
 FOR THE YEAR
------------------------------------------------------------------------------------------------------------
 Net interest income                                              $   70,650    $   70,388    $   60,954
------------------------------------------------------------------------------------------------------------
 Net income                                                           10,932        16,369         9,338
------------------------------------------------------------------------------------------------------------
 Diluted earnings per share                                             0.73          1.02          0.72
------------------------------------------------------------------------------------------------------------
 Dividends per share                                                    0.32          0.28          0.24(2)
------------------------------------------------------------------------------------------------------------
 Book value per share at end of period                                 13.05         13.22         12.92

============================================================================================================
 FINANCIAL RATIOS(3)
------------------------------------------------------------------------------------------------------------
 Total risk-based capital to risk-weighted assets at end of period     11.55%        13.35%        14.17%
------------------------------------------------------------------------------------------------------------
 Return on assets                                                       0.47          0.73          0.51
------------------------------------------------------------------------------------------------------------
 Return on equity                                                       5.39          7.56          4.97
------------------------------------------------------------------------------------------------------------
 Net interest margin                                                    3.27          3.36          3.54
------------------------------------------------------------------------------------------------------------
 Nonperforming assets to total assets at end of period                  0.49          0.42          0.43
------------------------------------------------------------------------------------------------------------
 Allowance for loan losses to nonperforming loans at end of period     95.78        100.96        123.74
------------------------------------------------------------------------------------------------------------

(1) Reflects the receipt of $89 million of net proceeds from the Company's second-step conversion in June 1996.

(2) Adjusted to reflect the exchange of 2.0775 shares of Company common stock for each share of Bank common stock.

(3) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

LETTER TO SHAREHOLDERS  Commonwealth Bancorp, Inc. and Subsidiaries

DEAR SHAREHOLDERS,
CUSTOMERS AND FRIENDS:

As you are probably aware, 1998 was an especially challenging year for the thrift industry, in general, and Commonwealth Bancorp, Inc., in particular. Sharp decreases in market interest rates led to significant mortgage refinancing activity during the year. This resulted in downward pressure on the valuations of certain mortgage-related assets and on net interest margins, as mortgages and mortgage-backed securities prepaid and were replaced with lower-yielding assets.

Reflecting this pressure on earnings, thrift stocks performed poorly and, unfortunately, Commonwealth common stock was no exception. During 1998, the price of Commonwealth common stock decreased 22% from $19.88 at the end of 1997 to $15.56 at year-end 1998. Despite the decrease in Commonwealth's stock price during 1998, the price of Commonwealth common stock, adjusted for the June 1996 exchange of the Bank's common shares relating to the Company's second step conversion, has increased 224% since its initial public offering price of $4.81 per share in January 1994.

The true test of any Company is how well it executes its business strategy in challenging times. In this regard, I'm pleased to report a number of positive accomplishments relating to 1998:


-Net income was $10.9 million, or $0.73 per share. While these results fell short of what Commonwealth earned in the prior year, 1998 results represented one of the best years in Commonwealth's history.

-We opened four new branches during the year, including three new supermarket locations. This increased our total number of branches to 60 at year-end, including 20 supermarket branches.

-Core deposits, which represent the combination of checking, savings and money market deposits, increased 16% to $938 million at year-end.

[PHOTO]

CHARLES H. MEACHAM, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

-Supermarket deposits increased 19% to $129 million at the end of the year. Just as important, the percentage of supermarket deposits represented by core deposits improved to 50% at year-end.

-Consumer loans increased 23% to $240 million at year-end. Much of the growth in this area was in second mortgage and recreational vehicle loans, where the Company's credit experience has been excellent.

-Commercial loans increased 20% to $139 million at the end of the year. Asset quality in this portfolio remains sound.

-Mortgage originations increased 90% to $1.1 billion, a new record for Commonwealth.

Although the above accomplishments were quite significant, they were overshadowed in 1998 by market events. Nevertheless, we believe they provide compelling evidence that the strategy of positioning Commonwealth as the local bank alternative to larger regional and national competitors is working and will create significant value for shareholders over the long-term.

In addition to the execution of our fundamental business strategy, a critical component of Commonwealth's story in recent years has been the effective management of its capital structure. During 1998, the Company purchased 1.6 million shares of treasury stock. This brought total purchases of treasury stock over the past two years to 3.3 million shares. In January of 1999, the Company announced that the Board of Directors had authorized the purchase of an additional 0.7 million shares. It is the Company's expectation that this new purchase program will be completed during the first half of 1999.

Regular dividend increases are also a part of the Company's capital management strategy. Commonwealth increased its common stock dividend 14% during 1998 to an annual rate of $0.32 per share.

The Company's capital management activities have been directed toward improving utilization of capital, while prudently managing Commonwealth Bank's regulatory capital position. In this latter regard, at year-end 1998, the Bank's core and risk-based capital ratios were well above the regulatory guidelines for well-capitalized institutions at 5.9% and 11.6%, respectively.

Departing from my discussion of the business for just a moment, I would like to take this opportunity to recognize the important contributions of two individuals who have recently retired from the Board of Directors. Matthew T. Welde retired from the organization at the end of 1998, after serving the Company for 36 years, including 22 as a member of the Board of Directors. Matt served as Commonwealth's Chairman from 1976 to 1992, and his record with the Company was superb. Matt's imprint on Commonwealth is profound and his contributions and companionship will be greatly missed. Also recently retired from the Board of Directors is William B. Haines, Jr., after 18 years of admirable service in that capacity. Bill's loyalty, counsel and sense of humor will also be missed by his colleagues at Commonwealth.

Looking forward, we are optimistic about Commonwealth's future and its continuing evolution from a traditional thrift to a full-service community bank. In previous letters to you, I mentioned that this evolution would require that every facet of our organization manage and adapt to great change. I also mentioned that guiding us through these changes would be our fundamental business philosophies, which would remain constant. These philosophies include a commitment to maximizing shareholder value through our core businesses of retail banking, commercial banking and mortgage banking, and emphasizing prudent risk management, effective capital management and superior customer service. The importance of this latter commitment is reflected in our corporate slogan "Putting the Customer First" prominently displayed in each of our branches.

The Board of Directors and management are encouraged by Commonwealth's accomplishments in 1998, and recognize the important role that our employees played in these achievements. Our progress has been the result of their skill and commitment. You can be confident, as I am, that the Commonwealth team will do everything in its power to maximize the long-term value of your investment.

Sincerely,

Charles H. Meacham
Chairman of the Board and Chief Executive Officer

RETAIL BANKING

Commonwealth's retail banking strategy is based on the expansion and strengthening of its branch banking franchise in southeast Pennsylvania. The Company's focus has been directed toward building a network of well-located full-service branches capable of competing effectively with larger regional and national banks. Commonwealth's strategic advantages in this regard include localized decision-making and a more personalized approach to providing customer service than is available at the larger providers of banking services. At year-end 1998, Commonwealth had a total of 60 retail branch offices in its eight county region of Berks, Bucks, Chester, Delaware, Lehigh, Lebanon, Montgomery, and Philadelphia Counties, Pennsylvania. This compared to 56 branch locations at year-end 1997.

Commonwealth achieved a number of meaningful accomplishments in the area of community banking over the past year. For example, in 1998, Commonwealth:

- Increased consumer loans by 23% to $240 million at the end of the year;

- Increased core deposits (checking, savings and money market deposits) by 16% to $938 million at year-end;

- Reduced the average cost of total deposits to 3.76%; and

- Increased deposit fee income by 21% to $8.8 million.

There are three key aspects of our retail branch growth strategy. The first is internal growth, which involves expanding the product offering to better serve customer needs; increasing the breadth and depth of our household relationships; increasing revenue within the existing branch network; and maintaining focus relative to the control of operating expense.

With respect to internal growth, Commonwealth's structured approach to sales training and tracking, coupled with a number of product line enhancements, resulted in an increase in the number of households served by our branch network from 104,000 at the end of 1997 to 108,000 at year-end 1998. More importantly, the number of checking accounts, which consumers tend to view as their primary banking relationship, increased from 76,000 at year-end 1997 to 84,000 at the end of 1998.

The second facet of the retail branch growth strategy involves expansion through acquisition. In 1995, the Bank acquired four former Fidelity Federal branches in Philadelphia County.

In 1996, Commonwealth completed the purchase of 12 former branch offices of Meridian Bank in Berks and Lebanon Counties. In 1997 and 1998, the Company reviewed numerous opportunities to expand through acquisition. Commonwealth is committed to this part of its strategy and will continue to look for appropriate acquisition opportunities in the future.

The third key aspect of the retail branch growth strategy involves supermarket banking. Of Commonwealth's 60 retail branch locations at year-end 1998, 20 were in supermarket locations. This compared to 17 supermarket branch locations at year-end 1997. The success of the supermarket banking strategy was evident in 1998, as deposits in supermarket branches increased 19% to $129 million at December 31, 1998, from $109 million at the end of 1997. Similarly, consumer loan originations in the supermarket branches increased 72% to $22 million in 1998, compared to $13 million in 1997.

[PHOTO]

COMMONWEALTH PRESIDENT, PATRICK J. WARD, CONVERSING WITH A SHOPPER AT ONE OF THE BANK'S TWENTY SUPERMARKET BRANCHES. DEPOSITS IN COMMONWEALTH SUPERMARKET BRANCHES INCREASED 19% AND CONSUMER LOAN ORIGINATIONS, IN SUPERMARKET BRANCHES, INCREASED 72% IN 1998.

Supermarket branches provide a number of advantages over traditional branches in that they offer extraordinary convenience to customers, while providing significant marketing opportunities and cost advantages to the Bank. Customers benefit from supermarket branches because they better enable customers to do their banking when and where it is convenient for them. Supermarket branches are open seven days per week, and the majority are located in newer, larger supermarket facilities.

Commonwealth also benefits from supermarket branches, as they provide increased opportunity to market the Bank's financial products and services by putting Commonwealth in a location that the typical household visits several times per week. Additionally, supermarket branches enable Commonwealth to improve market penetration more quickly and at significantly lower cost than would be possible through traditional branches. The average supermarket banking facility requires a capital expenditure of about one-fourth that of a traditional branch.

Commonwealth plans to continue to expand and strengthen its retail banking franchise in the future through internal growth, acquisition and supermarket banking. One supermarket branch and one mini-traditional branch are scheduled to open during 1999. Additionally, the Bank is developing plans to address underperforming branches. The focus of these activities has been and will continue to be on increasing customer convenience and improving Company profitability.

CONSUMER LOAN GROWTH

$104 MILLION     $111 MILLION        $169 MILLION         $195 MILLION          $240 MILLION

Dec. 31, 1994    Dec. 31, 1995       Dec. 31, 1996        Dec. 31, 1997         Dec. 31, 1998

CORE DEPOSIT GROWTH

$527 MILLION     $563 MILLION        $771 MILLION         $808 MILLION          $938 MILLION


Dec. 31, 1994    Dec. 31, 1995       Dec. 31, 1996        Dec. 31, 1997         Dec. 31, 1998

COMMONWEALTH HAS ACHIEVED SIGNIFICANT GROWTH IN CONSUMER LOANS AND CORE DEPOSITS (CHECKING, SAVINGS AND MONEY MARKET DEPOSITS) SINCE YEAR-END 1994.

COMMERCIAL BANKING

One of the key elements of Commonwealth's transition from a traditional thrift to a full-service community bank has been the development of a commercial banking function to meet the needs of businesses located in markets served by our branch network. Commencing in late 1993, Commonwealth launched its commercial lending activities by developing the capacity to make loans to businesses in its primary market area in southeast Pennsylvania. Similar to the Company's retail banking strategy, Commonwealth's commercial banking strategy is focused on building a full-service institution capable of competing effectively with larger regional and national banks, with an emphasis on localized decision making and high quality customer service.

Over the past year, the Bank continued to make significant investments in products, support systems and staffing to meet the needs of local businesses. In 1998, for example, Commonwealth created a commercial repurchase product to address the specialized cash management requirements of business customers, and made several "tax free" loans to qualifying not-for-profit organizations. We also increased our activity in the commercial real estate construction market to better serve the needs of a select group of strong local developers. During the past year, Commonwealth significantly improved the quality and experience level of its relationship staff, beginning with the addition of an experienced senior lending officer.

[PHOTO]

PAUL PITCHER, PRESIDENT OF ACCUMETRICS, INC., INSPECTS A ROLL OF PRECISION ALLOY TUBING WITH COMMONWEALTH COMMERCIAL BANKERS, ED FITZGERALD AND BUD MACKELLAR. THE 20 YEAR OLD DESIGNER AND MANUFACTURER OF SMALL DIAMETER TUBING PRODUCTS MAINTAINS ITS COMMERCIAL BANKING RELATIONSHIP WITH COMMONWEALTH BANK.

The Company's ten commercial lenders and two cash management representatives have an average of 15 years of banking experience, typically obtained in large commercial bank environments. In the future, we remain committed to providing the best possible products and services to our business customers, and are prepared to allocate the financial and human resources necessary to back-up that commitment.

Commonwealth's target market is comprised of small and lower middle market businesses operating within the Bank's eight county region. Our target customer base involves organizations having annual revenues of up to $50 million, with credit requirements of $10 million or less. While the Bank has the legal lending capacity to extend credit in larger amounts, most of Commonwealth's approximately 700 business credit relationships are under $1.0 million, reflecting the Bank's prudent risk management and the relatively modest credit needs, in absolute terms, of small business borrowers.

The Company employs a dual signature system to manage and control the credit approval process. In addition to the originating officer, each loan requires the approval of a regional commercial officer of the Bank. For credit exposures of up to $500,000, the approval of the Vice President of Commercial and Industrial Lending is required. The approval of the Bank's Senior Lending Officer is required for credits ranging from $500,000 to $1.0 million. Approval authority for exposures above $1.0 million rests with Commonwealth's Commercial Loan Credit Committee which, in addition to the Senior Lending Officer, is comprised of other senior officers of the Bank.

In 1998, Commonwealth achieved meaningful progress relating to its efforts to prudently manage growth in commercial banking. For example, commercial deposits totaled $119 million at December 31, 1998, an increase of 47% compared to $81 million at year-end 1997. Commercial loans totaled $139 million at the end of 1998, an increase of 20% from $116 million at year-end 1997. Importantly, the Company's growth in commercial banking has been achieved without incurring undue credit risk. Commercial net credit losses totaled only $0.6 million in 1998, or 0.51% of the related average commercial loans. Nonperforming commercial loans totaled $3.3 million, or 2.4%, of the Bank's related commercial loan portfolio at year end 1998.

COMMERCIAL LOAN GROWTH

$42 MILLION      $42 MILLION         $96 MILLION          $116 MILLION          $139 MILLION


Dec. 31, 1994    Dec. 31, 1995       Dec. 31, 1996        Dec. 31, 1997         Dec. 31, 1998

COMMERCIAL DEPOSIT GROWTH

$18 MILLION      $24 MILLION         $50 MILLION          $81 MILLION           $119 MILLION


Dec. 31, 1994    Dec. 31, 1995       Dec. 31, 1996        Dec. 31, 1997         Dec. 31, 1998

COMMONWEALTH HAS ACHIEVED SIGNIFICANT GROWTH IN COMMERCIAL LOANS AND DEPOSITS SINCE YEAR-END 1994.

MORTGAGE BANKING

The past year was a particularly exciting one for the mortgage industry. The general interest rate decline during 1998 resulted in a record $1.4 trillion of mortgage originations in the United States. As Mortgage Banking has been a key part of Commonwealth's strategy in recent years, the Company was well positioned to participate in the mortgage origination boom. Commonwealth's mortgage originations totaled more than $1.1 billion in 1998, an increase of 90% compared to $585 million in 1997.

Operating under the trade names of ComNet Mortgage Services and Homestead Mortgage, Commonwealth is involved in retail and wholesale residential mortgage originations, securitization and sale of mortgage loans, and mortgage servicing. Commonwealth's target market in the mortgage banking business is the I-95 corridor between Massachusetts and Virginia.

During 1998, substantial investments in technology were made to improve efficiency and provide better service to our customers and mortgage investors. For example, the Company's investment in a state-of-the-art desktop underwriting system, which became fully operational in 1998, enabled Commonwealth to handle the near doubling of volume in 1998 with only a modest increase in staff. More importantly, this new system has positioned Commonwealth to be able to make underwriting decisions at the point of sale.

With respect to the origination of mortgage loans, Commonwealth's strategy has been to focus on retail originations in those markets where the Company's presence gives it a competitive advantage. In 1998, retail mortgage loan originations totaled $735 million, an increase of 87% compared to $393 million in 1997.

[PHOTO]

COMMONWEALTH IS PROUD OF ITS HERITAGE AS A MORTGAGE LENDER. THE BANK HAS BEEN HELPING PEOPLE BUY HOMES FOR OVER 50 YEARS. COMMONWEALTH MORTGAGE LOAN ORIGINATIONS INCREASED 90% IN 1998.

The origination of mortgages on a retail basis will continue to be a strategic focus for the Company in the future. Commonwealth's commitment to this business has been highlighted in recent years with the 1997 acquisition of certain offices of Homestead Mortgage, Inc., and the 1998 acquisition of the Annandale, Virginia office of Edmunds Financial Corporation d/b/a Service First Mortgage. In 1998, the acquired offices originated approximately $266 million of mortgages in Virginia, Maryland and the District of Columbia. These acquisitions enabled Commonwealth to expand an already profitable core business in important Mid-Atlantic markets on a much faster basis than would be possible through de novo branch expansion.

Wholesale mortgage originations totaled $376 million in 1998, an increase of 95% compared to $192 million in 1997. The sharp increase in wholesale originations in 1998 was attributable in large part to the particularly strong mortgage finance market throughout much of 1998. With respect to wholesale originations, the Company's focus is on smaller mortgage originators using Commonwealth as their primary outlet for product. However, because the wholesale origination business is inherently less relationship driven than retail, volume tends to be more volatile and dependent on market conditions. In light of this, Commonwealth employs a disciplined approach to wholesale pricing, driven primarily by economic, rather than volume considerations. It is the Company's expectation that as the mortgage finance market normalizes, Commonwealth's wholesale origination volume will decrease in 1999 from the level achieved in 1998.

Commonwealth's strategy is to sell substantially all of the fixed rate loans which conform to Federal National Mortgage Association or Federal Home Loan Mortgage Corporation guidelines. In addition, the Company sells a portion of its jumbo fixed rate loan originations. Essentially, all adjustable rate loans are retained by the Bank. Commonwealth's net gain on the sale of mortgage loans more than doubled in 1998 to $10.8 million, from $5.0 million in 1997.

The Company does not service loans insured by the Federal Housing Administration or guaranteed by the Veterans Administration. However, prior to the second quarter of 1998, the Bank generally retained the rights to service conventional loans it originated and sold. Beginning in April 1998, the Bank altered its strategy in this latter area to take advantage of favorable market conditions for the sale of originated servicing rights. Of the $1.1 billion in originations in 1998, more than half were sold or were designated to be sold on a servicing released basis. Even with this change, the mortgage servicing portfolio increased by 8% in 1998 to $2.4 billion at year-end, compared to $2.2 billion at year-end 1997. Reflecting higher amortization of mortgage servicing rights relating to prepayments and the run-off of more favorably priced historical mortgage servicing rights, third party mortgage servicing fees decreased to $3.6 million in 1998, compared to $5.2 million in 1997.

MORTGAGE LOAN ORIGINATIONS

$344 MILLION         $495 MILLION         $462 MILLION           $585 MILLION         $1.1 BILLION

1994                 1995                 1996                   1997                 1998


THE ACQUISITION OF SELECTED ASSETS AND OFFICES OF HOMESTEAD MORTGAGE, INC., AND SERVICE FIRST MORTGAGE, IN 1997 AND 1998 RESPECTIVELY, ALONG WITH A ROBUST MORTGAGE MARKET, RESULTED IN A NEAR DOUBLING OF MORTGAGE ORIGINATION VOLUME IN 1998. RECENT INVESTMENTS IN LOAN ORIGINATION TECHNOLOGY ENABLED COMMONWEALTH TO HANDLE THIS INCREASED VOLUME WITH ONLY A MODEST INCREASE TO STAFF.

COMMUNITY ACTIVITIES

Commonwealth recognizes that, as a community bank, the performance of the organization is tied directly to the health of the communities it serves. An important aspect of maintaining strong and healthy communities involves having a sufficient quantity of affordable housing available to meet the needs of lower income families. Commonwealth's commitment to facilitating the financing of affordable housing in southeast Pennsylvania was evidenced by its $1.5 million investment in lower income housing projects in 1998.

Commonwealth's involvement in community sponsored events is further evidence of its commitment to serve lower income and minority households. For example, for the 6th consecutive year, Commonwealth contributed its time, efforts and financial support to the ACORN & Friends Bank Fair '98. The goal of this community event, sponsored by the Association of Community Organizations for Reform Now (ACORN), is to bring together local bankers, lower income persons, and small business entrepreneurs from urban Philadelphia to assist the latter groups with their banking needs.

Commonwealth's community involvement also includes the support, financial and otherwise, of a number of different organizations, each having a similar goal of making our community a better place to live and work. Additionally, as individuals, our employees serve the community through a number of volunteer efforts. Among the more meaningful of Commonwealth's 1998 donations and involvements were for the benefit of the Children's Hospital of Philadelphia, the Norristown Chapter of the Salvation Army, Norristown's Elmwood Park Zoo, the Greater Plymouth Township Community Center, the Montgomery County Cultural Association, the Lower Providence Community Library, the Phoenixville Area YMCA, the City of Reading's Operation Facelift, and the Police Athletic League of Philadelphia.

[PHOTO]

COMMONWEALTH BANK AND ITS COMNET MORTGAGE DIVISION SUPPORTED UNITY DAYS 1998 WITH AN INFORMATIONAL AND EDUCATIONAL EXHIBIT. SEVERAL OF THE COMMONWEALTH BANKERS WHO STAFFED THE EVENT ARE PICTURED WITH CHARLES M. WARFIELD (FOURTH FROM LEFT), GENERAL MANAGER OF WDAS RADIO, WHICH SPONSORS THE ANNUAL EVENT AND COMNET'S VICE PRESIDENT OF RESIDENTIAL OPERATIONS, TRACY L. JOHNSON (THIRD FROM
LEFT). OVER 500,000 PEOPLE ATTENDED THE EVENT WHICH WAS HELD ON PHILADELPHIA'S BENJAMIN FRANKLIN PARKWAY.

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

===========================================================================================================================
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE                                    DECEMBER 31,
AND RATIO DATA)                            --------------------------------------------------------------------------------
SELECTED FINANCIAL CONDITION DATA:                1998         1997              1996             1995(10)        1994(10)
---------------------------------------------------------------------------------------------------------------------------
Total assets                                $2,257,499    $2,268,595       $2,119,961       $1,455,700       $1,213,960
Cash, interest-bearing deposits and
     short-term investments                    106,677        53,938           60,102           50,177           45,913
Investment securities                           34,515        51,326           53,935           46,896           78,412
Mortgage-backed securities                     524,141       735,291          752,707          463,353          430,119
Mortgage loans held for sale                   120,642        37,574           17,335           26,001           18,533
Loans receivable, net                        1,338,177     1,260,841        1,113,114          796,735          583,144
Intangible assets                               39,830        45,244           51,220           17,279            1,737
Mortgage servicing rights                        9,969         8,039            7,677            6,855            6,941
Deposit accounts                             1,605,299     1,552,824        1,491,450        1,076,549          853,519
FHLB advances                                  240,500       213,000          175,000          120,614           61,214
Other borrowings                               166,000       246,099          176,674           82,666          147,470
Shareholders' equity                           192,178       214,852          231,924          137,036          116,905
Tangible shareholders' equity (1)              152,348       169,608          180,704          119,757          115,168

                                                                         YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------------
SELECTED OPERATING DATA:                          1998          1997             1996             1995             1994
---------------------------------------------------------------------------------------------------------------------------
Interest income                             $  158,104    $  155,243       $  127,306       $   97,153       $   80,374
Interest expense                                87,454        84,855           66,352           49,691           36,860
---------------------------------------------------------------------------------------------------------------------------
Net interest income                             70,650        70,388           60,954           47,462           43,514
Provision for loan losses                        3,500         1,600              601              578              168
---------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for
     loan losses                                67,150        68,788           60,353           46,884           43,346
Net gain on sale of mortgage loans              10,842         4,993            2,056              939              318
Other noninterest income                        16,104        16,582           13,617           11,820           12,617
Amortization of intangible assets                5,413         5,990            4,542            1,598            1,076
Noninterest expenses, exclusive of
     amortization of intangible assets          72,457        60,058           57,365           40,666           41,445
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                      16,226        24,315           14,119           17,379           13,760
Income taxes                                     5,294         7,946            4,781            6,124            4,515
---------------------------------------------------------------------------------------------------------------------------
Net income                                  $   10,932    $   16,369       $    9,338       $   11,255        $   9,245
===========================================================================================================================
Diluted earnings per common share           $     0.73    $     1.02       $     0.72              N/A(2)           N/A(2)
===========================================================================================================================
Dividends per share                         $     0.32    $     0.28       $     0.24(3)    $     0.24(3)     $    0.18(3)
===========================================================================================================================

OTHER DATA:
Number of full-service customer
     facilities(4)                                  60            56               53               36               26
Number of loan origination offices (5)              11            13                7                7                9
Loans serviced for others (in millions)     $    1,357    $    1,304       $    1,340       $    1,264        $   1,254

                                                                 AT OR FOR THE YEAR ENDED DECEMBER 31,
KEY OPERATING RATIOS:                       -------------------------------------------------------------------------------
PERFORMANCE RATIOS: (6)                           1998           1997             1996             1995             1994
---------------------------------------------------------------------------------------------------------------------------
Return on assets                                  0.47%          0.73%            0.51%            0.85%            0.77%
Return on equity                                  5.39%          7.56%            4.97%            8.95%            8.02%
Interest-earning assets to
    interest-bearing liabilities                104.99%        106.30%          106.41%          106.20%          108.51%
Interest rate spread (7)                          3.07%          3.11%            3.30%            3.55%            3.55%
Net interest margin (7)                           3.27%          3.36%            3.54%            3.80%            3.83%
Noninterest expenses, exclusive of
    amortization of intangible assets,
    to assets                                     3.13%          2.68%            3.11%            3.06%            3.46%
ASSET QUALITY RATIOS:
Nonperforming assets to total assets
    at end of period (8)                          0.49%          0.42%            0.43%            0.51%            0.52%
Allowance for loan losses
    to nonperforming loans at end
    of period                                    95.78%        100.96%          123.74%          120.86%          167.90%
Allowance for loan losses to total
    loans held for investment at
    end of period                                 0.71%          0.71%            0.89%            0.93%            1.22%
CAPITAL AND OTHER RATIOS:
Equity to assets                                  8.75%          9.66%           10.17%            9.46%            9.62%
Tangible equity to assets at end
    of period                                     6.75%          7.48%            8.52%            8.23%            9.49%
Dividend payout ratio (9)                        42.05%         26.66%           32.41%           17.14%           15.69%

(1) Shareholders' equity less intangible assets.

(2) Not applicable, as the Company completed its second-step conversion on June 14, 1996.

(3) Adjusted to reflect the exchange of 2.0775 shares of Company common stock for each share of Bank common stock.

(4) Includes ten, fourteen,seventeen, and twenty supermarket branch offices at December 31, 1995, 1996, 1997, and 1998, respectively.

(5) Consists of offices of ComNet Mortgage Services and for 1997 and 1998, Homestead Mortgage.

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

(10) The financial data for periods prior to June 14, 1996 is for Commonwealth Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

   Commonwealth Bancorp, Inc. ("Commonwealth" or the "Company"), a Pennsylvania corporation, is the holding company for Commonwealth Bank ("Bank"). The Bank is a federally chartered stock savings bank, primarily regulated by the Office of Thrift Supervision ("OTS"). The Bank conducts business from its executive offices in Norristown, Pennsylvania and, as of December 31, 1998, 60 full-service offices located in southeast Pennsylvania.

   The Company's results of operations depend primarily on net interest income, which is the difference between interest income on interest-earning assets (principally loans, mortgage-backed securities, and investment securities), and interest expense on interest-bearing liabilities (principally deposits and borrowings). Net interest income is determined by the interest rate spread (the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities) and the relative amount of interest-earning assets and interest-bearing liabilities.

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

   The Company's strategy is based on the expansion and strengthening of its banking franchise in southeast Pennsylvania. In this regard, the Company's focus has been directed toward building a full-service institution, emphasizing localized decision-making and superior customer service, capable of competing effectively with larger regional and national banks. As part of this strategy, Commonwealth has developed a wide variety of products and services which meet the needs of its retail and commercial customer base. The Company generally has sought to achieve long-term financial strength by increasing the amount and stability of its net interest income and noninterest income, while limiting growth in operating expense. In pursuit of these goals, Commonwealth has adopted a number of complementary business strategies, including growth of the retail branch network through de novo supermarket branching and acquisitions of traditional branches; increased focus on consumer lending and commercial banking; controlled growth of the mortgage banking business; maintenance of excellent asset quality and strong capital levels; and prudent management of interest rate risk.

   ComNet Mortgage Services ("ComNet"), a division of the Bank, also located in Norristown, conducts business through eight loan origination offices located in Pennsylvania, New Jersey, Rhode Island, and Virginia. ComNet operates under the trade name of Homestead Mortgage in Maryland. Business is also conducted by ComNet through its wholesale network, which includes correspondents in 25 states.

ACQUISITIONS

   On March 31, 1998, Commonwealth Bank acquired certain assets and the Annandale, Virginia office of Edmunds Financial Corporation d/b/a Service First Mortgage. Under the terms of the transaction, this operation conducts business under the ComNet Mortgage Services name.

   On January 31, 1997, Commonwealth acquired five mortgage production offices of Homestead Mortgage, Inc. located in Maryland and Pennsylvania. These offices originate mortgages in Delaware, the District of Columbia, Maryland, Pennsylvania, and Virginia. Under the terms of the transaction, the group continues to operate under the trade name of Homestead Mortgage in the District of Columbia, Maryland, and Virginia. The Service First Mortgage and Homestead Mortgage Acquisitions provided an excellent opportunity to expand an already profitable core business in important Mid-Atlantic markets on a much faster basis than would be possible through de novo branch expansion.

CHANGES IN FINANCIAL CONDITION

   GENERAL. Total assets were $2.3 billion at both December 31, 1998 and 1997. During 1998, decreases in mortgage-backed securities and investment securities were offset by increases in mortgage loans held for sale, loans receivable, interest-bearing deposits, and cash. Total liabilities

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

were $2.1 billion at both December 31, 1998 and 1997. During 1998, increases in deposits, accrued interest payable, accrued expenses and other liabilities, and advances from borrowers for taxes and insurance were offset by decreases in notes payable and other borrowings. Shareholders' equity as of December 31, 1998 equaled $192 million, compared to $215 million at December 31, 1997. This $23 million, or 11%, decrease was primarily the result of the $32 million purchase of 1.6 million shares of treasury stock, offset, in part, by a $6 million, or 5%, increase in retained earnings during 1998.

   CASH, INTEREST-BEARING DEPOSITS, AND SHORT-TERM INVESTMENTS (COLLECTIVELY "CASH AND CASH EQUIVALENTS"). Cash and cash equivalents increased by $53 million, or 98%, from $54 million at December 31, 1997, to $107 million at December 31, 1998. The increase was primarily related to repayment proceeds from the Company's mortgage-backed securities and investment portfolios.

   MORTGAGE LOANS HELD FOR SALE. Mortgage loans held for sale increased by $83 million, or 221%, from $38 million at December 31, 1997, to $121 million at December 31, 1998. The increase was attributable to an increase in loans originated during December 1998, primarily as a result of the current low interest rate environment.

   INVESTMENT SECURITIES. Investment securities decreased by $17 million, or 33%, from $51 million at December 31, 1997, to $35 million at December 31, 1998. The decrease was primarily attributable to the maturity of U.S. Treasury and U.S. Government agency securities, the recording of a valuation adjustment relating to an equity investment in a mortgage servicing partnership, and the sale of a mortgage related mutual fund and certain equity investments. These decreases were offset, in part, by the purchase of corporate bonds and U.S. Government agency securities. During 1998, the Company realized a $1.0 million gain on the sale of equity investments and a mortgage related mutual fund.

   All investment securities are classified as available for sale and are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. The net unrealized gain on available for sale investment securities was $0.1 million at December 31, 1998, compared to $0.9 million at December 31, 1997.

   At December 31, 1998 and 1997, $12 million, or 35%, and $40 million, or 78%, respectively, of the Company's investment securities were U.S. Treasury and U.S. Government agency securities with maturities of less than five years. As non-federally insured debt and equity securities. These investments generally yield a higher rate of return and involve a higher risk of loss than comparable part of its investment policy, the Company also has the ability to invest in U.S. Treasury and U.S. Government agency securities and serve to diversify the Company's investment portfolio.

   MORTGAGE-BACKED SECURITIES. Mortgage-backed securities decreased by $211 million, or 29%, from $735 million at December 31, 1997, to $524 million at December 31, 1998. The decrease in mortgage-backed securities during 1998 was related to repayments and prepayments and a $30 million call of mortgage-backed securities during the first quarter of 1998. The decrease was offset, in part, by a strategy to enhance the Company's net interest income through the purchase of mortgage-backed securities funded through Federal Home Loan Bank ("FHLB") advances.

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

   Mortgage-backed securities classified as held to maturity totaled $132 million at year-end 1998, compared to $196 million at year-end 1997. Mortgage-backed securities classified as available for sale totaled $392 million at December 31, 1998, compared to $539 million at December 31, 1997. The net unrealized gain on available for sale mortgage-backed securities was $3.7 million at year-end 1998, compared to $4.5 million at year-end 1997.

   During 1997, the Company sold mortgage-backed securities, which were classified as available for sale, totaling $42 million and purchased mortgage-backed securities, classified as available for sale, totaling $42 million. These transactions resulted in a $0.2 million net loss on the sale of mortgage-backed securities. The sale was related to a restructuring of the Company's mortgage-backed securities portfolio, which was undertaken to improve future earnings relating to the portfolio.

   Mortgage-backed securities generally increase the quality of the Company's assets by virtue of the insurance or guarantees related to the securities, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. At December 31, 1998 and 1997, $310 million, or 59%, and $479 million, or 65%, respectively, of the Company's mortgage-backed securities were issued or guaranteed by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC"), or the Federal National Mortgage Association ("FNMA"). As part of its investment policy, the Company also has the ability to invest in private mortgage-backed securities. These non-federally insured mortgage-backed securities, which are generally rated AA or better, yield a higher rate of return and involve a higher risk of loss than comparable mortgage-backed securities issued by the GNMA, the FHLMC, or the FNMA, and serve to further diversify the Company's mortgage-backed securities portfolio. At December 31, 1998 and 1997, $215 million, or 41%, and $256 million, or 35%, respectively, of the Company's mortgage-backed securities portfolio were private mortgage-backed securities.

   LOANS RECEIVABLE. Loans receivable, net of reserves, deferred loan fees, and unamortized premiums and unaccreted discounts, increased by $77 million, or 6%, during 1998 to $1.3 billion at December 31, 1998. The increase was related to growth in the Company's mortgage, consumer, and commercial loan portfolios.

   Residential mortgage loans totaled $970 million at December 31, 1998, an increase of $11 million, or 1%, compared to December 31, 1997. Total mortgage loans originated and purchased for the year ended December 31, 1998, increased by $526 million, or 90%, from $585 million for the year ended December 31, 1997, to $1,111 million for the year ended December 31, 1998. The $526 million increase in mortgage originations was attributable in large part to the particularly strong mortgage finance market throughout much of 1998. Closed loans relating to Commonwealth's retail network totaled $735 million for the year ended December 31, 1998, an increase of 87% compared to $393 million for the year ended December 31, 1997. Commonwealth's Wholesale Lending Department originates loans through a network of correspondent brokers in 25 states. All loans are underwritten using the same criteria as those used for retail originations. Closed loans relating to Commonwealth's wholesale network totaled $376 million for the year ended December 31, 1998, an increase of 95% compared to $192 million for the year ended December 31, 1997.

   Consumer loans increased by $45 million, or 23%, from $195 million at December 31, 1997, to $240 million at December 31, 1998. At December 31, 1998, consumer loans represented 18% of the Company's loan portfolio and were comprised of $35 million of equity lines of credit, $126 million of second mortgage loans, $40 million of recreational vehicle loans, and $39 million of other consumer loans.

At December 31, 1997, consumer loans represented 15% of total loans and were comprised of $42 million of equity lines of credit, $99 million of second mortgage loans, $22 million of recreational vehicle loans, and $32 million of other consumer loans.

   As of December 31, 1998, commercial loans totaled $139 million, or 10%, of the Company's total loan portfolio, as compared to $116 million, or 9%, at December 31, 1997. At December 31, 1998, commercial loans were comprised of $83 million of commercial real estate loans, $41 million of business loans, and $14 million of loans guaranteed by the Small Business Administration ("SBA"). At December 31, 1997, commercial loans were comprised of $72 million of commercial real estate loans, $24 million of business loans, and $20 million of SBA loans. Commercial loans are generally considered to have a greater risk than residential mortgage loans because the risk of borrower default is greater, and the collateral is more likely to decline in value and may be more difficult to liquidate than single-family residences.

   NONPERFORMING ASSETS. The Company's nonperforming assets, which primarily consist of nonaccrual loans and real estate acquired through foreclosure, increased by $1.5 million, or 16%, from $9.6 million at December 31, 1997, to $11.1 million at December 31, 1998. At December 31, 1998, the Company's $11.1 million of nonperforming assets amounted to 0.49% of total assets. At December 31, 1997, the Company's $9.6 million of nonperforming assets amounted to 0.42% of total assets. The increase in nonperforming assets was primarily related to increases in nonperforming commercial loans.

   ALLOWANCE FOR LOAN LOSSES. The Company's allowance for loan losses amounted to $9.6 million at December 31, 1998, compared to $9.0 million at December 31, 1997. It is management's policy to maintain an allowance for estimated loan losses based upon an assessment of prior loss experience, the volume and type of lending conducted by the Company, industry standards, past due loans, general economic conditions, and other factors related to the collectability of the loan portfolio. At December 31, 1998, the

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

Company's allowance for loan losses amounted to 96% of total nonperforming loans and 0.71% of total loans held for investment, compared to 101% of total nonperforming loans and 0.71% of total loans held for investment at December 31, 1997. The Company utilizes these percentages as only one factor in assessing the adequacy of the allowance for loan losses at various points in time.

   The provision for loan losses totaled $3.5 million and $1.6 million for the years 1998 and 1997, respectively. For 1998, net credit losses totaled $2.9 million, or 0.21% of average loans, compared to $2.5 million, or 0.21%, in 1997.

   INTANGIBLE ASSETS. The Company's intangible assets consist of goodwill and core deposit intangibles ("CDI") recorded in connection with the acquisition of twelve former Meridian branches in 1996 (the "Berks Acquisition") and the acquisition of four former Fidelity Federal branches in 1995 (the "Fidelity Federal Acquisition"). The CDI relating to the Berks Acquisition is being amortized on an accelerated basis over approximately 7 years. The goodwill relating to the Berks Acquisition and the goodwill and CDI relating to the Fidelity Federal Acquisition are being amortized on a straight-line basis over the period to be benefited, ranging between 10 and 13 years.

   The following is a summary of intangible assets as of December 31, 1998 and 1997:

===================================================
                                    DECEMBER 31,
                              ---------------------
(IN THOUSANDS)                  1998         1997
---------------------------------------------------
Goodwill (Berks Acquisition)   $19,141      $20,973
CDI (Berks Acquisition)          8,260       10,442
Goodwill (Fidelity Federal)     10,257       11,327
CDI (Fidelity Federal)           2,172        2,502
---------------------------------------------------
Total                          $39,830      $45,244
===================================================

   MORTGAGE SERVICING RIGHTS. At December 31, 1998, Commonwealth's mortgage servicing portfolio was $2.4 billion, an increase of 8% compared to $2.2 billion at December 31, 1997. At December 31, 1998 and 1997, Commonwealth was servicing $1.4 billion and $1.3 billion of third party loans, as well as $1.0 billion and $0.9 billion, respectively, of loans held by Commonwealth for investment and sale.

   The Company acquires mortgage servicing rights through the purchase and origination of mortgage loans which are sold or securitized on either a servicing retained or servicing released basis. SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," requires the Company to allocate the total cost of the mortgage loans between the mortgage servicing rights and the loans (exclusive of mortgage servicing rights) based on their relative fair values. The Company is required to periodically assess its capitalized mortgage servicing rights for impairment, based upon the discounted cash flow of the rights disaggregated within their predominant risk characteristics. Any impairment would be recognized through a valuation allowance.

   At December 31, 1998, capitalized mortgage servicing rights relating to loans originated by Commonwealth totaled $8.9 million, compared to $6.5 million at December 31, 1997. The weighted average coupon relating to this portfolio was 7.2% at year-end 1998.

   Purchased mortgage servicing rights totaled $1.1 million at December 31, 1998, compared to $1.6 million at the end of 1997. The weighted average coupon relating to this portfolio was 9.8% at year-end 1998.

   The following table sets forth an analysis of the activity in the Company's mortgage servicing rights ("MSRs") during the periods indicated.

===============================================================
                                      CARRYING VALUE OF MSRs
                                 ------------------------------
                                      YEAR ENDED DECEMBER 31,
                                 ------------------------------
(IN THOUSANDS)                   1998        1997        1996
---------------------------------------------------------------
Balance, beginning of period    $8,039      $7,677      $6,855
Additions                        6,825       1,738       2,256
Amortization/Paydown            (2,202)     (1,286)     (1,059)
Sales                           (2,693)        (90)       (375)
---------------------------------------------------------------
Balance, end of period          $9,969      $8,039      $7,677
===============================================================

   DEPOSITS. With respect to deposits, the Company's strategy is to emphasize growth in relatively low-cost core deposits (demand, money market, and savings deposits) through its retail and commercial banking activities, while deemphasizing growth of relatively high-cost certificates of deposit. Deposits increased $52 million, or 3%, to $1.6 billion at December 31, 1998, primarily related to increases in demand and money market deposits, as well as increases in principal and interest escrows established pursuant to loan servicing agreements, and outstanding mortgage settlement checks. These increases were offset, in part, by decreases in savings deposits and certificates of deposits.

   BORROWINGS. The Company's borrowings consist principally of advances from the FHLB, and securities sold under agreements to repurchase. FHLB advances increased by $28 million, or 13%, to $241 million at December 31, 1998, from $213 million at December 31, 1997. Repurchase agreements decreased by $80 million, or 33%, to $166 million at December 31, 1998, from $246 million at December 31, 1997. The Company's borrowings are used to fund lending and investment activities, withdrawals from deposit accounts, and other disbursements which occur in the normal course of business. Dependent upon the funding requirements and interest rate risk considerations, these borrowings are hedged with off-balance-sheet financial instruments. See "Asset and Liability Management."

   SHAREHOLDERS' EQUITY. At December 31, 1998, shareholders' equity equaled $192 million, compared to $215 million at December 31, 1997. This $23 million, or 11%, decrease was primarily the result of the $32 million purchase of 1.6 million shares of treasury stock, offset, in part, by a $6 million, or 5%, increase in retained earnings during 1998. During 1998, the Company purchased
1.6 million shares, or $32 million, of its common stock. This compared to purchases totaling 1.8 million shares, or $29 million, in 1997. The repurchased shares were held as treasury stock at December 31, 1998 and are reserved for general corporate purposes and/or issuance pursuant to the Company's benefit plans. At December 31, 1998, shareholders' equity represented 8.5% of assets, compared to 9.5% at December 31, 1997. Subsequent to December 31, 1998, the Company's Board of Directors authorized the repurchase of up to 0.7 million shares of its outstanding common stock.

   The Bank's tangible and core capital represented 5.9% of adjusted total assets at December 31, 1998 and 6.6% at December 31, 1997, compared to the 1.5% tangible capital and 3.0% core capital minimum regulatory requirements. At December 31, 1998 and December 31, 1997, the Bank's risk-based capital totaled 11.6% and 13.4%, respectively, of total risk-weighted assets, compared to the minimum 8.0% requirement.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


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

   Information is based on average daily balances during the indicated periods.

                                                                      YEAR ENDED DECEMBER 31,
                                                1998                             1997                             1996
                                ----------------------------------------------------------------------------------------------------

                                                         AVERAGE                         AVERAGE                           AVERAGE
                                   AVERAGE               YIELD/      AVERAGE              YIELD/      AVERAGE               YIELD/
(DOLLARS IN THOUSANDS)             BALANCE    INTEREST   RATE        BALANCE    INTEREST   RATE       BALANCE   INTEREST    RATE
-----------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable(1):
   Mortgage loans               $1,066,998   $  76,714   7.19%   $   934,539    $ 69,504   7.44%   $  764,483   $ 57,776    7.56%
   Consumer loans                  219,076      19,735   9.01        177,872      15,982   8.99       140,806     12,698    9.02
   Commercial loans                121,697      10,378   8.53        104,522       8,699   8.32        66,550      5,128    7.71
                                 ---------     -------            ----------     -------            ---------    -------
      Total loans receivable     1,407,771     106,827   7.59      1,216,933      94,185   7.74       971,839     75,602    7.78
                                 ---------     -------            ----------     -------            ---------    -------
Mortgage-backed securities         683,522      46,360   6.78        791,245      54,887   6.94       654,586     45,471    6.95
Investment securities               42,525       2,313   5.44         64,742       4,031   6.23        63,018      3,386    5.37
Other earning assets(2)             26,023       2,604  10.01         23,521       2,140   9.10        31,192      2,847    9.13
                                 ---------     -------            ----------     -------            ---------    -------
Total interest-earning assets    2,159,841     158,104   7.32      2,096,441     155,243   7.41     1,720,635     27,306    7.40
Noninterest-earning assets         156,845     -------               145,222     -------              126,810     ------
                                 ---------                        ----------                        ---------
   Total assets                 $2,316,686                       $ 2,241,663                       $1,847,445
                                 =========                        ==========                        =========
Interest-bearing liabilities:
   Deposits:

      Demand deposits(3)        $  631,088      15,203   2.41    $   550,236      13,616   2.47    $  472,755     12,182    2.58
      Savings deposits             227,618       5,070   2.23        245,813       5,494   2.24       240,579      5,072    2.11
      Certificates of deposit      707,858      38,673   5.46        722,278      39,450   5.46       609,510     32,104    5.27
                                 ---------     -------            ----------     -------            ---------    -------
         Total deposits          1,566,564      58,946   3.76      1,518,327      58,560   3.86     1,322,844     49,358    3.73
                                 ---------     -------            ----------     -------            ---------    -------
       Total borrowings            490,633      28,508   5.81        453,901      26,295   5.79       294,098     16,994    5.78
                                 ---------     -------            ----------     -------            ---------    -------
         Total interest-bearing
          liabilities(4)         2,057,197      87,454   4.25      1,972,228      84,855   4.30     1,616,942     66,352    4.10
Noninterest-bearing liabilities     56,762     -------                52,792     -------               42,665    -------
                                 ---------                        ----------                        ---------
         Total liabilities       2,113,959                         2,025,020                        1,659,607
Shareholders' equity               202,727                           216,643                          187,838
                                 ---------                        ----------                        ---------
         Total liabilities and
          equity                 2,316,686                         2,241,663                        1,847,445
                                 =========                        ==========                        =========
Net interest-earning assets     $  102,644                       $   124,213                       $  103,693
                                 =========                        ==========                        =========
Net interest income/interest
         rate spread                          $ 70,650   3.07%                  $ 70,388   3.11%                $ 60,954    3.30%
                                               ======= ======                    ======= =======                  ======  =======
Net interest margin                                      3.27%                             3.36%                            3.54%
                                                       ======                            =======                          =======
Ratio of average interest
         earning assets to average
         interest-bearing liabilities                  104.99%                           106.30%                          106.41%
                                                       ======                            =======                          =======

(1) The average balance of loans receivable includes nonperforming loans, interest on which is recognized on a cash basis, and mortgage loans held for sale.

(2) Includes FHLB stock, money market accounts, FHLB deposits and interest-earning bank deposits.

(3) Includes checking and money market accounts.

(4) Includes interest expense associated with interest rate swaps and interest rate caps.

RATE/VOLUME ANALYSIS

   The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on net interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on net interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (changes in rate multiplied by changes in volume).

                                      1998 COMPARED TO 1997                      1997 COMPARED TO 1996
                                    INCREASE (DECREASE) DUE TO                 INCREASE (DECREASE) DUE TO
                             ------------------------------------------------------------------------------------
                                                           TOTAL NET                                   TOTAL NET
                                                   RATE/   INCREASE                          RATE/      INCREASE
(IN THOUSANDS)                RATE     VOLUME     VOLUME  (DECREASE)     RATE      VOLUME   VOLUME     (DECREASE)
-----------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable:
  Mortgage loans             $(2,313)  $ 9,852    $(328)   $ 7,211     $  (919)    $12,852   $(205)     $11,728
  Consumer loans                  41     3,703       10      3,754          22       3,256       6        3,284
  Commercial loans               214     1,430       35      1,679         411       2,926     234        3,571
-----------------------------------------------------------------------------------------------------------------
    Total loans receivable    (2,058)   14,985     (283)    12,644        (486)     19,034      35       18,583
Mortgage-backed securities    (1,221)   (7,472)     166     (8,527)        (64)      9,493     (13)       9,416
Investment securities           (510)   (1,382)     175     (1,717)        538          92      15          645
Other earning assets             214       229       23        466          (9)       (700)      2         (707)
-----------------------------------------------------------------------------------------------------------------
Total net change in income
 on interest-earning assets   (3,575)    6,360       81      2,866         (21)     27,919      39       27,937

Interest-bearing liabilities
 Deposits:
   Demand deposits              (361)    2,002      (53)     1,588        (483)      1,996     (79)       1,434
   Savings deposits              (19)     (406)       1       (424)        305         110       7          422
   Certificates of deposit        11      (787)       0       (776)      1,187       5,940     219        7,346
-----------------------------------------------------------------------------------------------------------------
     Total deposits             (369)      809      (52)       388       1,009       8,046     147        9,202
Borrowings                        79     2,131        6      2,216          43       9,234      24        9,301
-----------------------------------------------------------------------------------------------------------------
Total net change in expense
  on interest-bearing
  liabilities                   (290)    2,940      (46)     2,604       1,052      17,280     171       18,503
-----------------------------------------------------------------------------------------------------------------
Net change in net
  interest income            $(3,285)  $ 3,420    $ 127    $   262     $(1,073)    $10,639   $(132)     $ 9,434
=================================================================================================================



COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND
1997

   GENERAL. Net income was $10.9 million, or $0.73 per common share on a diluted basis for 1998, compared to $16.4 million, or $1.02 per common share, for 1997. The decrease in net income for 1998, relative to 1997, was primarily due to increases in operating expenses and provision for loan losses, offset, in part, by higher noninterest income and net interest income.

   NET INTEREST INCOME. Net interest income was $70.7 million for 1998, versus $70.4 million in 1997. Interest income increased by 2%, to $158.1 million for 1998, compared to $155.2 million in 1997. Interest expense increased by 3%, to $87.5 million for 1998, compared to $84.9 million in 1997.

   Average interest-earning assets totaled $2.2 billion for 1998, compared to $2.1 billion for 1997. Compared to 1997, average mortgage loans increased 14% to $1,067 million, average consumer loans increased 23% to $219 million, and average commercial loans increased 16% to $122 million in 1998. Average loans represented 90% of average deposits for 1998, compared to 80% for 1997.

   For 1998, the net interest margin was 3.27%, down somewhat from 3.36% in 1997. The decrease was primarily attributable to a 0.09% reduction in the yield on interest-earning assets for 1998, relative to 1997, which was primarily related to lower market interest rates.

   PROVISION FOR LOAN LOSSES. Provision for loan losses totaled $3.5 million for the year ended December 31, 1998, compared to $1.6 million in 1997. For 1998, net credit

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

losses totaled $2.9 million, or 0.21% of average loans, compared to $2.5 million, or 0.22%, in 1997.

    At December 31, 1998, the allowance for loan losses totaled $9.6 million, or 0.71% of loans and 96% of nonperforming loans, compared to $9.0 million, or 0.71% of loans and 101% of nonperforming loans at December 31, 1997.

   At December 31, 1998, nonperforming loans totaled $10.0 million, or 0.74% of loans, while nonperforming assets totaled $11.1 million, or 0.49% of assets. At December 31, 1997, nonperforming loans totaled $8.9 million, or 0.70% of total loans, while nonperforming assets totaled $9.6 million, or 0.42% of total assets.

   NONINTEREST INCOME. Noninterest income was $26.9 million for 1998, compared to $21.6 million in 1997. The increase reflected a $5.8 million increase in the net gain on sale of mortgage loans and a $1.6 million increase in deposit fees. The increase in the net gain on sale of mortgage loans was attributable to sharply higher mortgage origination volume, which totaled $1,111 million for the full year 1998, versus $585 million for the full year 1997. The increase in deposit fees was primarily attributable to growth in retail banking, expansion of Commonwealth's commercial banking activities, and increased ATM fees. Also contributing to the increase in noninterest income for the full year 1998 was a $0.6 million increase in the net gain on the sale of securities and a $0.7 million increase in the cash surrender value of an investment in an insurance product. These increases were partially offset by the effect of a $1.6 million net gain on the sale of the Company's previous headquarters building and the sale of a branch property in the first quarter of 1997, and a $1.6 million decrease in servicing fees for the full year 1998. The decrease in servicing fees was primarily attributable to an increase in the amortization of mortgage servicing rights due to prepayments in the mortgage servicing portfolio, and to the run-off of more favorably priced historical mortgage servicing rights.

   NONINTEREST EXPENSE. Noninterest expense was $77.9 million for 1998, compared to $66.0 million for 1997. The increase was primarily attributable to higher commission expenses relating to growth in mortgage originations, as well as an increase in legal expense and an increase in expenses relating to supermarket banking and commercial banking. In addition, the increase was attributable to a $3.5 million valuation adjustment relating to an equity investment in a mortgage servicing partnership which is experiencing significant prepayments in its mortgage servicing portfolio. The increase in noninterest expense was also due to the $0.4 million reversal of the Bank's pension liability, and the $0.4 million reversal of a liability relating to a contract with the Company's data processing provider during the second quarter of 1997, as well as a $0.2 million refund of prior year FDIC premiums received in the first quarter of 1997. Partially offsetting these increases was a $0.6 million decrease in the amortization of intangible assets.

   INCOME TAXES. Provision for income taxes was $5.3 million, or 33% of income before income taxes in 1998, compared to $7.9 million, or 33%, in 1997. As of December 31, 1998, the Company had a deferred tax asset of $2.5 million, which was net of a valuation allowance of $1.4 million. As of December 31, 1997, the Company had a deferred tax asset of $0.5 million, which was net of a valuation allowance of $1.5 million.

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

   Average interest-earning assets totaled $2.1 billion for 1997, compared to $1.7 billion for 1996. The increase in average interest-earning assets was due primarily to increas-es in the Company's loan portfolio. Compared to 1996, average mortgage loans increased 22% to $885 million, average consumer loans increased 26% to $177 million, and average commercial loans increased 57% to $105 million in 1997. The increases in average loans in 1997 were primarily attributable to growth in the Company's core lending businesses and to the Berks Acquisition.

   For 1997, the net interest margin was 3.36%, versus 3.54% in 1996. The decrease was primarily attributable to a 0.20% increase in the cost of interest-bearing liabilities in 1997, compared to 1996. The increase in the cost of interest-bearing liabilities was due principally to a 0.19% increase in the average cost of certificates of deposit, reflecting the competitive environment for this product in southeast Pennsylvania.

   PROVISION FOR LOAN LOSSES. Provision for loan losses totaled $1.6 million for the year ended December 31, 1997, compared to $0.6 million in 1996. For 1997, net credit losses totaled $2.5 million, or 0.22% of average loans, compared to $0.5 million, or 0.05%, in 1996.

   At December 31, 1997, the allowance for loan losses totaled $9.0 million, or 0.71% of loans and 101% of nonperforming loans, compared to $10.0 million, or 0.89% of loans and 124% of nonperforming loans at December 31, 1996. The decrease in the allowance for loan losses was primarily attributable to net credit losses relating to loans acquired in the Berks Acquisition. The Company acquired a $2.4 million allowance for loan losses as part of the Berks Acquisition. Through December 31, 1997, essentially all of that reserve had been utilized through net credit losses.

   At December 31, 1997, nonperforming loans totaled $8.9 million, or 0.70% of total loans, while nonperforming assets totaled $9.6 million, or 0.42% of total assets. At December 31, 1996, nonperforming loans totaled $8.1 million, or 0.72% of total loans, while nonperforming assets totaled $9.1 million, or 0.43% of total assets.

   NONINTEREST INCOME. Noninterest income was $21.6 million for 1997, compared to $15.7 million in 1996. The increase reflected a $2.9 million increase in the net gain on sale of mortgage loans, relating primarily to servicing released premiums on Homestead Mortgage originations, a $0.5 million gain on the sale of a security, and a $0.2 million gain on the sale of mortgage servicing rights. In addition, deposit fees increased by $1.8 million in 1997, compared to 1996. The increase in deposit fees was primarily attributable to growth in supermarket banking, expansion of Commonwealth's commercial banking activities, and increased ATM fees, as well as to deposit fees related to the Berks Acquisition. Also contributing to the increase in noninterest income for 1997 was a $1.6 million net gain on the sale of the Company's previous headquarters building and the sale of a branch property. These increases were partially offset by the effect of a favorable litigation settlement in the third quarter of 1996, a $0.2 million favorable effect relating to the sale of a branch property in the fourth quarter of 1996, and a $0.2 million net loss on the sale of mortgage-backed securities in the second quarter of 1997.

   NONINTEREST EXPENSE. Noninterest expense was $66.0 million for 1997, compared to $61.9 million for 1996. The increase was primarily attributable to higher expenses relating to the acquisition of Homestead Mortgage offices, as well as higher expenses relating to certain employee benefit plans, growth in supermarket banking and commercial banking activities, and higher expenses relating to the Berks Acquisition. The increase in noninterest expense was offset, in part, by a $8.7 million decrease in FDIC premiums. This $8.7 million decrease represented a $6.8 million one-time charge in the third quarter of 1996 to recapitalize the SAIF, a reduction in deposit insurance premiums from $0.23 to approximately $0.05 per $100 of deposits, and a $0.2 million refund of prior year FDIC premiums received in the first quarter of 1997. In addition, during the third quarter of 1996, Commonwealth recorded approximately $0.8 million in one-time expenses associated with the Berks Acquisition and, in the fourth quarter of 1996, Commonwealth recorded a one-time nonrecurring charge of $0.3 million relating to a management reorganization. Also partially offsetting the increase in noninterest expense was a $0.4 million reversal of a liability relating to a contract with the Company's data processing provider, and a $0.4 million reversal of the Bank's pension liability, both of which were recorded in the second quarter of 1997.

   INCOME TAXES. Provision for income taxes amounted to $7.9 million and $4.8 million during 1997 and 1996, respectively, reflecting an effective tax rate of 33% in 1997 and 34% in 1996. The decrease in the income tax rate in 1997 was primarily attributable to low income housing tax credits. As of December 31, 1997, the Company had a deferred tax asset of $0.5 million, which was net of a valuation allowance of $1.5 million. As of December 31, 1996, the Company had a deferred tax asset of $1.1 million, which was net of a valuation allowance of $1.6 million.

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

   As of December 31, 1998, the Company had a positive gap relating to assets and liabilities maturing or repricing within one year, indicating that within shorter maturities, the amount of the Company's interest-rate-sensitive assets exceeded its interest-rate-sensitive liabilities. In a rising rate environment, assets would reprice faster at higher interest rates, thereby increasing net interest income. In a falling rate environment, assets would reprice faster at lower interest rates, thereby decreasing net interest income.

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

   The Company's analysis of the gap between its interest-earning assets and interest-bearing liabilities within specified periods includes the effects of certain hedging techniques which are used by the Company to manage interest rate risk. The techniques which are used by the Company for this purpose include interest-rate swap agreements and interest-rate cap agreements.

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

   The Company generally uses interest-rate swaps and caps to effectively fix the cost of short-term funding sources which are used to purchase interest-earning assets with longer effective maturities, such as mortgage-backed securities and jumbo fixed-rate residential mortgage loans which do not meet the criteria for sale to the FNMA or the FHLMC in the secondary market. Such agreements reduce the impact of increases in interest rates by preventing the Company from having to replace funding sources at a higher cost prior to the time that the interest-earning assets, which were acquired with such sources, mature or reprice.

   The net effect of the Company's interest-rate swaps and caps was to decrease the Company's interest expense by $0.1 million in 1998 and increase it by $0.2 million in 1997.

    The following tables set forth the interest-rate swap agreements and interest-rate cap agreements which the Company had entered into as of December 31, 1998.

=====================================================
INTEREST-RATE                     DECEMBER 31, 1998
SWAP AGREEMENTS:                   INTEREST RATES
                               ----------------------
                                          FLOATING
               NOTIONAL         FIXED       RATE
MATURITY   PRINCIPAL AMOUNT   RATE PAID   RECEIVED
-----------------------------------------------------
(dollars in thousands)
01/17/99         $ 20,000       5.45%      5.69%
12/23/99           12,500       6.20       5.50
02/27/08           13,000       4.96       5.25
02/27/08           30,000       5.46       5.25
02/27/08            7,000       4.75       5.25
03/20/08           15,000       5.41       5.28
03/20/08            5,000       4.75       5.28
03/20/08           10,000       4.95       5.28
                 --------
Total            $112,500       5.35(1)    5.36(1)
                 ========

(1) Reflects weighted average rates at December 31, 1998.

===========================================================
INTEREST-RATE                         DECEMBER 31, 1998
CAP AGREEMENTS:                         INTEREST RATES
                                  -------------------------
                     NOTIONAL                        INDEX
MATURITY        PRINCIPAL AMOUNT   STRIKE RATE        RATE
-----------------------------------------------------------
(dollars in thousands)
05/12/00           $50,000           6.82%          5.34%
09/22/00            15,000           6.72           5.23
                   -------
Total              $65,000           6.79(1)        5.31(1)
                   =======

(1) Reflects weighted average rates at December 31, 1998.

   The Company's investment in mortgage servicing rights provides some protection against increases in interest rates. In addition to providing servicing fees, management believes that mortgage servicing rights provide the Company with a long-term hedge against increasing interest rates which counteracts the effects of such rates on the market value of certain of its interest-earning assets, such as fixed-rate loans and securities. Generally, in an increasing interest rate environment, servicing rights increase in value and produce higher income as a result of slower prepayments of the underlying mortgages. Such an increase in value and income can offset the loss of value and income on fixed-rate loans and securities. Conversely, the loss of value and income on mortgage servicing rights in a generally declining interest rate environment can be offset by the increase in value and income on loans and securities under such circumstances.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS  Commonwealth Bancorp, Inc. and
Subsidiaries



The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1998, based on the information and assumptions set forth in the notes below.

                                                         FOUR TO     MORE THAN         MORE THAN
                                        WITHIN THREE     TWELVE     ONE YEAR TO       THREE YEARS     OVER FIVE
(DOLLARS IN THOUSANDS)                     MONTHS        MONTHS     THREE YEARS      TO FIVE YEARS      YEARS         TOTAL
--------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets (1):
Loans receivable (2):
   Single-family residential loans:
      Fixed                               $ 27,724     $ 81,332       $ 155,790        $102,214        $195,006     $  562,066
      Adjustable                            76,354      216,164          54,499          39,906          12,335        399,258
   Consumer loans                           65,190       52,662          71,235          29,407          22,132        240,626
   Commercial loans                         54,298       22,014          31,983          14,789          12,720        135,804
   Mortgage loans held for sale            120,642           --              --              --              --        120,642
Mortgage-backed securities (3)             114,785       95,856         148,902          77,747          86,851        524,141
Investment securities                       10,638       17,001           9,996           1,700              --         39,335
Other interest-earning assets (4)           43,829           --              --              --          18,400         62,229
--------------------------------------------------------------------------------------------------------------------------------
      Total                              $ 513,460     $485,029        $472,405        $265,763        $347,444     $2,084,101
================================================================================================================================
Interest-bearing liabilities:
Deposits (5):
   NOW accounts (6)                      $   5,416     $ 16,250        $ 37,051        $ 30,011        $127,940     $  216,668
   Savings accounts (6)                      5,686       17,057          38,889          31,500         134,291        227,423
   Money market deposit accounts            87,818       60,790         106,463          59,841          75,910        390,822
   Certificates of deposit                 189,839      278,651         148,958          33,934          15,677        667,059
FHLB advances                              167,500        1,000          72,000              --              --        240,500
Repurchase agreements                       26,000       10,000          85,000          45,000              --        166,000
--------------------------------------------------------------------------------------------------------------------------------
      Total                                482,259      383,748         488,361         200,286         353,818      1,908,472
--------------------------------------------------------------------------------------------------------------------------------
Hedge impact                              (145,500)      12,500         133,000              --              --             --
--------------------------------------------------------------------------------------------------------------------------------
                                         $ 336,759     $396,248        $621,361        $200,286        $353,818     $1,908,472
Excess (deficiency) of
   interest-earning
   assets over interest-bearing
   liabilities                            $176,701     $ 88,781       $(148,956)       $ 65,477        $ (6,374)    $  175,629
================================================================================================================================
Cumulative excess of
   interest-earning assets over
   interest-bearing liabilities           $176,701     $265,482        $116,526        $182,003        $175,629             --
================================================================================================================================
Cumulative excess of
   interest-earning assets over
   interest-bearing liabilities
   as a percent of total assets               7.83%      11.76%          5.16%          8.06%          7.78%                --
================================================================================================================================

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

(2) Balances have been reduced for nonperforming loans, which amounted to $10.0 million at December 31, 1998.

(3) Reflects estimated prepayments in the current interest rate environment.

(4) Includes $18.4 million of stock in the FHLB of Pittsburgh.

(5) Does not include noninterest-bearing deposit accounts.

(6) Although the Company's negotiable order of withdrawal ("NOW") accounts and savings accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities based on the Company's retention of such deposits in changing interest rate environments. The above table assumes that funds will be withdrawn from the Company at the annual rate of 10% for NOW accounts and 25% for savings accounts. If all of the Company's NOW accounts and savings accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $134 million or 6% of total assets.

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

   Although "gap" analysis is a useful measurement device available to management in determining the existence of exposure to changes in interest rates, its static focus as of a particular date requires utilization of other techniques to measure exposure to changes in interest rates. Accordingly, the Company also uses simulation models to analyze the estimated effects on net interest income under multiple interest rate scenarios, including increases and decreases in interest rates amounting to 100, 200, and 300 basis points. Each scenario is modeled for a change in net interest income over a two year period. Similar simulation models are prepared to analyze the Company's net asset value, which is the present value of the cash flows generated by the Company's assets minus the present value of the cash flows generated by the Company's liabilities, plus or minus the net cash flows produced by off-balance sheet contracts. As of December 31, 1998, these analyses indicated that anticipated changes in the level of net interest income and net asset value over the various scenarios, were within limits approved by the Company's Board of Directors.

   The following table presents an analysis of the sensitivity inherent in the Company's net interest income and market value of portfolio equity (market value of assets, less liabilities, adjusted for the market value of mortgage servicing rights, and off-balance-sheet instruments). The interest rate scenarios presented in the table reflect interest rates at December 31, 1998 and as adjusted by instantaneous parallel rate changes upward and downward of up to 200 basis points. Each rate scenario reflects unique prepayment and repricing assumptions.

   Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, this analysis is not intended to be a forecast of the actual effect of a change in market interest rates on the Company. The net interest income variability reflects the Company's interest rate sensitivity position and does not include the change in earnings relating to an increase or decrease in amortization of servicing intangible assets that may be caused by different levels of prepayments when rates rise or fall. The market value of portfolio equity is significantly impacted by the estimated effect of prepayments on the value of single family loans, mortgage-backed securities and servicing as rates change. Further, this analysis is based on the Company's assets, liabilities, mortgage servicing rights, and off-balance-sheet instruments at December 31, 1998 and does not contemplate any actions the Company might undertake in response to changes in market interest rates.


                  PERCENT CHANGE      PERCENT CHANGE
CHANGE IN        IN NET INTEREST    IN MARKET VALUE OF
INTEREST RATES      INCOME (1)       PORTFOLIO EQUITY
-------------------------------------------------------
    +2.00%            1.31%               (7.04)%
    +1.00%            2.18                (1.61)
       --               --                   --
    -1.00%           (5.52)              (14.87)
    -2.00%          (12.22)              (32.31)

        (1) Over a two year period.

REGULATORY CAPITAL REQUIREMENTS

   As a federally chartered savings bank, the Bank is required to maintain regulatory capital sufficient to meet tangible, core, and risk-based capital ratios of 1.5%, 3.0%, and 8.0%, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and
Subsidiaries

The following table sets forth the Bank's compliance with applicable regulatory capital requirements at December 31, 1998:

                                                                                             TO BE WELL
                                                                        MINIMUM             CAPITALIZED
                                                                     FOR CAPITAL             FOR PROMPT
                                                                       ADEQUACY          CORRECTIVE ACTION
                                                ACTUAL                 PURPOSES              PROVISIONS
                                        ----------------------    ------------------    -------------------
(DOLLARS IN THOUSANDS)                   RATIO       AMOUNT        RATIO     AMOUNT      RATIO     AMOUNT
-----------------------------------------------------------------------------------------------------------
Shareholders' equity,
  and ratio to OTS total assets           7.7%    $   172,313
                                        ------
Intangible assets                                     (39,830)
Unrealized gain on available-for-sale
  securities, net of tax                               (2,487)
                                                  ------------
Tangible capital, and ratio to
  OTS adjusted total asset                5.9%    $   129,996        1.5%    $32,973
                                        ------    ===========       -----    =======
Core capital, and ratio to OTS
  adjusted total assets                   5.9%    $   129,996        3.0%    $65,947      5.0%    $109,911
                                        ------    ===========       -----    =======    ------    ========
Core capital, and ratio to OTS
  risk-weighted assets                   10.8%    $   129,996                             6.0%    $ 72,507
                                        ------    -----------                           ------   =========
Allowance for loan losses                               9,589
                                                  -----------
Supplementary capital                                   9,589
                                                  -----------
Total risk-based capital, and ratio to
   OTS risk-weighted asset (1)           11.6%    $   139,585        8.0%    $96,676     10.0%    $120,845
                                        ------    ===========       -----   ========    ------   =========
OTS Total assets                                  $ 2,240,535
                                                  ===========
OTS Adjusted total assets                         $ 2,198,218
                                                  ===========
OTS Risk-weighted assets                          $ 1,208,447
                                                  ===========

(1) Does not reflect the interest rate risk component of the risk-based capital requirement, which is not yet effective.


LIQUIDITY AND COMMITMENTS

   The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Treasury, U.S. Government agency, and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain average liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Additionally, OTS regulations require a minimum level of liquid assets, at any given time, equal to 1% or more of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. The Bank's liquidity, as measured for regulatory purposes, averaged 8.10% and 14.22% during the years ended December 31, 1998 and 1997, respectively, and amounted to 6.25% and 11.07% at December 31, 1998 and 1997, respectively. The Asset/Liability Committee reviews the Bank's liquidity position on a quarterly basis.

   At December 31, 1998, the Company had commitments to originate $17 million of fixed-rate loans. There were no commitments to originate adjustable-rate loans at December 31, 1998. At the same date, scheduled maturities of certificates of deposit during the succeeding 12 months amounted to $468 million, including $317 million within six months. Scheduled maturities of FHLB advances during the same 12-month period amounted to $169 million. Management of the Company believes that the Company has adequate resources to fund all of its commitments to the extent required, and that it can adjust the rates on certificates of deposit to retain deposits in changing interest rate environments.

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

RECENT ACCOUNTING PRONOUNCEMENTS

    In July 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. The main objective of the statement is to report a measure of all changes in equity that result from transactions and other economic events of the period other than transactions with owners. The Company adopted SFAS No. 130 on January 1, 1998, as required.

   SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997, and is effective for periods beginning after December 15, 1997. SFAS No. 131 introduces a new model for segment reporting, called the "management approach." The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on product and services, geography, legal structure, management structure - any manner in which management disaggregates a company. The management approach replaces the notion of industry and geographic segments in current FASB standards. The Company has reported information on two segments as a result of the adoption of SFAS No. 131, the Banking Operations and the Mortgage Operations.

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively and must be applied to derivative instruments and certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998). Commonwealth has not yet determined the timing of the adoption of SFAS No. 133. The adoption of SFAS No. 133 as of December 31, 1998 would not have a material impact on the consolidated statements of income, however comprehensive income would have been reduced by approximately $3.1 million due to the mark to market adjustment of interest rate swap agreements.

YEAR 2000 READINESS DISCLOSURE

    As the year 2000 approaches, a critical business issue has emerged regarding how existing application software programs and operating systems can accommodate this date value. Many existing application software products in the marketplace were designed to accommodate only two digit date entries. Beginning in the year 2000, these systems and products will need to be able to accept four - digit entries to distinguish years beginning with 2000 from prior years. As a result, computer systems and software used by many companies may need to be upgraded to comply with such Year 2000 requirements.

   In 1997, Commonwealth initiated an extensive review of operations that could be impacted by Year 2000 non-compliant computer systems and microprocessors. An inventory of over 175 computer systems, outside service providers, security systems, HVAC systems and power systems was compiled and reviewed for risk of non-compliance. The Company's core processing systems are outsourced with outside service providers. Throughout 1998, Commonwealth worked with these service providers to confirm that action plans are in place to ensure Year 2000 compliance. Testing efforts were organized and completed to validate compliance of core systems and the related key interfaces. Currently, management believes all of Commonwealth's core systems being used to support daily business operations are fully compliant.

   Commonwealth continues to work with its technology

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and
Subsidiaries

partners and secondary service providers to ensure that low impact business components are also fully compliant. Action plans are in place to upgrade equipment and software systems where necessary. Total expenditures for Year 2000 compliance are estimated to be less than $0.3 million and are charged to expense as incurred.

   Additionally, Commonwealth has been proactive in assessing the Year 2000 readiness of our larger deposit and loan customers. An initial assessment has been made of existing customers and ongoing monitoring processes are in place to assess Commonwealth's exposure to customer non-compliance with Year 2000 in order to minimize its impact. Presently, management is not aware of potential non-compliance conditions which represent material exposure to the Company. Processes are also in place to evaluate the Year 2000 readiness of new customers.

   Although Commonwealth believes its Year 2000 program is adequate to address the Year 2000 issue, there can be no assurance to that effect. The Company will implement its existing Business Resumption Plan in the event of non-compliance with Year 2000. Commonwealth is primarily dependent on its suppliers of computer services to become Year 2000 compliant. Commonwealth is monitoring its computer services provider, as well as its third party system vendors, to ensure that the Company's systems continue to meet its internal needs and those of its customers. As a result of Commonwealth's arrangement with these vendors, the Company does not expect material expenditures to be incurred over the next few years to address the Year 2000 issue.

FORWARD LOOKING STATEMENTS

   When used in filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

                              REPORT OF MANAGEMENT

The management of Commonwealth Bancorp, Inc. (the "Company") is responsible for the preparation, integrity, and fair presentation of the Company's annual financial statements. The December 31, 1998 financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgements and estimates made by management. Management has also prepared other information included in this annual report and is responsible for its consistency with the financial statements.

The annual financial statements referred to above have been audited by Arthur Andersen LLP, who have been given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the board of directors, and committees of the board. Management believes that all representations made to Arthur Andersen LLP during the audit were valid and appropriate.

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

Management has made its own assessment of the effectiveness of the Company's internal control structure over financial reporting as of December 31, 1998 in relation to the criteria described in the Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and the safeguarding and management of assets in relation to regulatory and COSO guidelines and prudent risk evaluation. Based on this assessment, management believes that, as of December 31, 1998, the Company's internal control structure was effective in achieving the objectives stated above.



-----------------------------                    ----------------------------
Charles M. Johnston                              Charles H. Meacham
Senior Vice President and                        Chairman of the Board and
Chief Financial Officer                          Chief Executive Officer

                              ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Commonwealth Bancorp, Inc.

We have examined management's assertion that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 1998, included in the accompanying management report.

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

In our opinion, management's assertion that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 1998, is fairly stated, in all material respects, based on Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Philadelphia, Pa.,
   January 29, 1999

                              ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Commonwealth Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Commonwealth Bancorp, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Bancorp, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Philadelphia, Pa.,
   January 29, 1999

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


CONSOLIDATED BALANCE SHEETS (in thousands)

=====================================================================================================
                                                                               DECEMBER 31,
                                                                  -----------------------------------
           ASSETS                                                      1998                   1997
-----------------------------------------------------------------------------------------------------
Cash and due from banks                                           $   58,028             $   43,251
Interest-bearing deposits                                             43,829                  4,391
Short-term investments available for sale                              4,820                  6,296
Mortgage loans held for sale                                         120,642                 37,574
Investment securities
   Securities available for sale (cost of $34,407
     and $50,428, respectively), at market value                      34,515                 51,326
Mortgage-backed securities
   Securities held to maturity (market value of
     $133,735 and $199,048, respectively), at cost                   132,105                196,213
   Securities available for sale (cost of $388,349
     and $534,573, respectively), at market value                    392,036                539,078
Loans receivable, net                                              1,338,177              1,260,841
Accrued interest receivable, net                                      11,260                 13,271
FHLB stock, at cost                                                   18,400                 14,175
Premises and equipment, net                                           16,887                 18,590
Intangible assets                                                     39,830                 45,244
Mortgage servicing rights                                              9,969                  8,039
Other assets, including net deferred taxes of $2,508
   and $482, respectively                                             37,001                 30,306
-----------------------------------------------------------------------------------------------------
            Total assets                                          $2,257,499             $2,268,595
=====================================================================================================

                                   (Continued)

CONSOLIDATED BALANCE SHEETS Continued (in thousands)

===========================================================================================================================
                                                                                                    DECEMBER 31,
                                                                                           --------------------------------
      LIABILITIES AND SHAREHOLDERS' EQUITY                                                  1998                   1997
---------------------------------------------------------------------------------------------------------------------------
Liabilities:
 Deposits                                                                              $1,605,299             $1,552,824
  Notes payable and other borrowings:
     Secured notes due to Federal Home Loan Bank of Pittsburgh                            240,500                213,000
     Securities sold under agreements to repurchase                                       166,000                246,099
  Advances from borrowers for taxes and insurance                                          28,960                 24,071
  Accrued interest payable, accrued expenses and other liabilities                         24,562                 17,749
---------------------------------------------------------------------------------------------------------------------------
                 Total liabilities                                                      2,065,321              2,053,743
---------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies

Shareholders' equity:
  Preferred stock, $0.10 par value; 5,000,000 shares
     authorized; none issued                                                                   --                   --
  Common stock, $0.10 par value; 30,000,000 shares authorized;
      18,054,315 shares issued and 14,721,408 outstanding at December 31, 1998;
      17,998,736 shares issued and 16,247,136 outstanding at December 31, 1997              1,806                  1,800
  Additional paid-in capital                                                              135,588                133,541
  Retained earnings                                                                       123,917                117,582
  Unearned stock benefit plan compensation                                                (10,666)               (12,900)
  Unrealized gain on marketable securities, net                                             2,467                  3,512
  Treasury stock, at cost; 3,332,907 and 1,751,600 shares respectively                    (60,934)               (28,683)
---------------------------------------------------------------------------------------------------------------------------
                 Total shareholders' equity                                               192,178                214,852
---------------------------------------------------------------------------------------------------------------------------
                 Total liabilities and shareholders' equity                            $2,257,499             $2,268,595
===========================================================================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME (in thousands, except share amounts)

=====================================================================================================
                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------
                                                             1998             1997            1996
-----------------------------------------------------------------------------------------------------
Interest income:
  Interest on loans                                     $   106,827     $    94,185     $    75,602
  Interest and dividends on deposits and money
   market investments                                         2,604           2,140           2,847
  Interest on investment securities                           2,313           4,031           3,386
  Interest on mortgage-backed securities                     46,360          54,887          45,471
-----------------------------------------------------------------------------------------------------
      Total interest income                                 158,104         155,243         127,306
-----------------------------------------------------------------------------------------------------

Interest expense:
  Interest on deposits                                       58,946          58,560          49,358
  Interest on notes payable and other borrowings             28,508          26,295          16,994
-----------------------------------------------------------------------------------------------------
      Total interest expense                                 87,454          84,855          66,352
-----------------------------------------------------------------------------------------------------
      Net interest income                                    70,650          70,388          60,954
Provision for loan losses                                     3,500           1,600             601
-----------------------------------------------------------------------------------------------------
      Net interest income after provision for loan losses    67,150          68,788          60,353
-----------------------------------------------------------------------------------------------------

Noninterest income:
  Deposit fees and related income                             8,822           7,261           5,414
  Servicing fees, net                                         3,594           5,185           5,155
  Net gain on sale of mortgage loans                         10,842           4,993           2,056
  Net gain on sale of securities                                985             345              --
  Other                                                       2,703           3,791           3,048
-----------------------------------------------------------------------------------------------------
           Total noninterest income                          26,946          21,575          15,673
-----------------------------------------------------------------------------------------------------
Noninterest expense:
  Compensation and employee benefits                         37,866          32,969          25,584
  Occupancy and office operations                            10,907          10,283           8,891
  FDIC premium                                                  771             552           9,239
  Advertising and promotion                                   2,137           1,814           1,816
  Amortization of intangible assets                           5,413           5,990           4,542
  Valuation adjustment relating to an equity investment
     in a mortgage servicing partnership                      3,533              --              --
  Other                                                      17,243          14,440          11,835
-----------------------------------------------------------------------------------------------------
           Total noninterest expense                         77,870          66,048          61,907
-----------------------------------------------------------------------------------------------------
           Income before income taxes                        16,226          24,315          14,119
Income tax provision                                          5,294           7,946           4,781
-----------------------------------------------------------------------------------------------------
Net income                                              $    10,932     $    16,369     $     9,338
=====================================================================================================
Basic weighted average number of shares outstanding      14,307,132      15,501,202      12,613,572
=====================================================================================================
Basic earnings per share                                $      0.76     $      1.06     $      0.74
=====================================================================================================
Diluted weighted average number of shares outstanding    14,891,545      16,035,806      13,033,566
=====================================================================================================
Diluted earnings per share                              $      0.73     $      1.02     $      0.72
=====================================================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands)

==================================================================================================================================
                                                                                                                    Unearned
                                                               Common                   Additional                   Stock
                                                               Shares     Common         Paid-in      Retained    Benefit Plan
                                                            Outstanding   Stock          Capital      Earnings    Compensation
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                   8,629      $   863      $  36,686    $  99,165     $  (2,337)
==================================================================================================================================
    Comprehensive Income:
        Net income                                                --           --             --        9,338            --
            Other-unrealized loss on marketable
            securities, net of $284 tax benefit                   --           --             --           --            --
        Total comprehensive income                                --           --             --           --            --
    Dividends                                                     --           --             --       (3,026)           --
    Release of ESOP shares  (a)                                   --           --            341           --           826
    Amortization of unearned compensation                         --           --             --           --           288
    Exercise of stock options                                     14            1            135           --            --
    Issuance and exchange of common stock as a
        result of the conversion/reorganization (b)            9,311          931         95,769           --        (7,898)(c)
    Assets consolidated from Commonwealth
        Mutual Holding Company                                    --           --             --          100            --
    Common stock acquired by stock benefit plans                  --           --             --           --        (1,389)
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                  17,954        1,795        132,931      105,577       (10,510)
==================================================================================================================================
    Comprehensive Income:
        Net income                                                --           --             --       16,369            --
            Other-unrealized gain on marketable
               securities, net of $744 tax expense                --           --             --           --            --
        Total comprehensive income                                --           --             --           --            --
    Dividends                                                     --           --             --       (4,364)           --
    Release of ESOP shares  (d)                                   --           --            829           --           921
    Amortization of unearned compensation                         --           --             --           --         1,184
    Exercise of stock options                                     87            9            415           --            --
    Cash in lieu of fractional shares                             (2)          --            (21)          --            --
    Stock retired                                                (40)          (4)          (613)          --            --
    Common stock acquired by stock benefit plans                  --           --             --           --        (4,495)
    Purchase of treasury stock                                (1,752)          --             --           --            --
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                  16,247        1,800        133,541      117,582       (12,900)
==================================================================================================================================
   Comprehensive Income:
        Net income                                                --           --             --       10,932            --
            Other-unrealized loss on marketable
            securities, net of $563 tax benefit                   --           --             --           --            --
        Total comprehensive income                                --           --             --           --            --
    Dividends                                                     --           --             --       (4,597)           --
    Release of ESOP shares  (d)                                   --           --          1,087           --           920
    Amortization of unearned compensation                         --           --             --           --         1,314
    Exercise of stock options                                     55            6            302           --            --
    Purchase of treasury stock                                (1,581)          --             --           --            --
    Tax Benefit on employee stock plans                           --           --            658           --            --
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                                  14,721       $1,806       $135,588     $123,917      $(10,666)
==================================================================================================================================
====================================================================================================
                                                               Unrealized
                                                              Gain (Loss)
                                                             on Marketable   Treasury
                                                            Securities, net   Stock         Total
----------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                     $2,659     $     --      $ 137,036
====================================================================================================
    Comprehensive Income:
        Net income                                                   --           --          9,338
            Other-unrealized loss on marketable
            securities, net of $284 tax benefit                    (528)          --           (528)
                                                                                          ---------
        Total comprehensive income                                   --           --          8,810
                                                                                          ---------
    Dividends                                                        --           --         (3,026)
    Release of ESOP shares  (a)                                      --           --          1,167
    Amortization of unearned compensation                            --           --            288
    Exercise of stock options                                        --           --            136
    Issuance and exchange of common stock as a
        result of the conversion/reorganization (b)                  --           --         88,802
    Assets consolidated from Commonwealth
        Mutual Holding Company                                       --           --            100
    Common stock acquired by stock benefit plans                     --           --         (1,389)
----------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                      2,131           --        231,924
====================================================================================================
    Comprehensive Income:
        Net income                                                   --           --         16,369
            Other-unrealized gain on marketable
               securities, net of $744 tax expense                1,381           --          1,381
                                                                                          ---------
        Total comprehensive income                                   --           --         17,750
                                                                                          ---------
    Dividends                                                        --           --         (4,364)
    Release of ESOP shares  (d)                                      --           --          1,750
    Amortization of unearned compensation                            --           --          1,184
    Exercise of stock options                                        --           --            424
    Cash in lieu of fractional shares                                --           --            (21)
    Stock retired                                                    --           --           (617)
    Common stock acquired by stock benefit plans                     --           --         (4,495)
    Purchase of treasury stock                                       --      (28,683)       (28,683)
----------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                      3,512      (28,683)       214,852
====================================================================================================
   Comprehensive Income:
        Net income                                                   --           --         10,932
            Other-unrealized loss on marketable
            securities, net of $563 tax benefit                  (1,045)          --         (1,045)
                                                                                          ---------
        Total comprehensive income                                   --           --          9,887
                                                                                          ---------
    Dividends                                                        --           --         (4,597)
    Release of ESOP shares  (d)                                      --           --          2,007
    Amortization of unearned compensation                            --           --          1,314
    Exercise of stock options                                        --           --            308
    Purchase of treasury stock                                       --      (32,251)       (32,251)
    Tax Benefit on employee stock plans                              --           --            658
----------------------------------------------------------------------------------------------------
Balance at December 31, 1998                                     $2,467     $(60,934)      $192,178
====================================================================================================

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

(d) Post-conversion shares totaling 104,936 were released during 1998 and 1997

The accompanying notes are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

=======================================================================================================================
                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------------------------
                                                                     1998                  1997              1996
-----------------------------------------------------------------------------------------------------------------------
Operating activities:
 Net income                                                       $  10,932             $  16,369        $   9,338
   Adjustments to reconcile net income to net cash
      (used in) provided by operating activities -
        Proceeds from loans sold to others                          695,364               327,953          265,971
        Loans originated for sale                                  (538,658)             (285,113)        (175,984)
        Purchases of loans held for sale                           (235,388)              (61,234)         (85,531)
        Principal collection on mortgage loans held
            for sale                                                  1,034                   552              427
        Net gain on sale of mortgage loans                          (10,842)               (4,993)          (2,056)
        Increase in net deferred loan fees                              452                   210              339
        Provision for loan losses and foreclosed
            real estate                                               3,609                 1,757            1,041
        Gain on sale of investment securities                          (985)                 (345)              --
        Valuation adjustment on an equity investment                  3,533                    --               --
        Net (gain) loss on sale of assets                               (35)               (1,595)               3
        Depreciation and amortization                                 3,364                 3,375            3,161
        Net amortization of other assets and liabilities             10,354                 9,967            7,173
        Interest reinvested on repurchase agreements                (10,001)              (13,346)          (6,792)
        Changes in assets and liabilities -
            Decrease (increase) in-
                 Accrued interest receivable, net                     2,011                    68           (3,523)
                 Deferred income taxes                               (1,463)                 (112)             747
                 Other assets                                        (6,538)               (4,600)          (2,843)
            Increase (decrease) in -
                 Advances from borrowers for taxes
                       and insurance                                  4,889                   188           (1,914)
                 Accrued interest payable, accrued expenses
                       and other liabilities                          6,813                (3,292)           5,215
-----------------------------------------------------------------------------------------------------------------------
                       Net cash (used in) provided by
                            operating activities                  $ (61,555)            $ (14,191)       $  14,772
-----------------------------------------------------------------------------------------------------------------------

                                  (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS Continued (in thousands)

=====================================================================================================
                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------
                                                             1998             1997            1996
-----------------------------------------------------------------------------------------------------
Investing activities:
   Proceeds from sale of investment securities           $   6,704       $   5,000       $      --
   Proceeds from maturities of investment securities        35,000          38,000          29,249
   Purchases of investment securities                      (27,000)        (39,402)        (36,530)
   Purchases of Bank Owned Life Insurance                       --         (15,156)             --
   Proceeds from sale of mortgage-backed securities             --          41,770              --
   Proceeds from call of mortgage-backed securities         30,000              --              --
   Purchases of mortgage-backed securities                (156,958)       (189,818)       (412,676)
   Principal collected on mortgage-backed securities       337,291         166,838         122,895
   Principal collected on loans                            458,064         249,227         177,660
   Loans originated                                       (371,979)       (230,340)       (132,264)
   Loans purchased                                        (165,295)       (165,906)       (240,444)
   Sales of real estate acquired through foreclosure         1,016           1,431             809
   Purchase of FHLB stock                                   (4,225)         (3,016)         (5,343)
   Sale of FHLB stock                                           --              --           3,096
   Purchases of premises and equipment                      (1,766)         (6,209)         (4,918)
   Acquisition of branches                                      --              --         215,904
   Proceeds from sales of assets                               105          11,208             107
-----------------------------------------------------------------------------------------------------
        Net cash provided by (used in) investing
           activities                                      140,957        (136,373)       (282,455)
-----------------------------------------------------------------------------------------------------
Financing activities:
   Net increase in deposits                                 52,475          61,374          37,276
   Proceeds from notes payable and other borrowings        615,000         327,815         429,475
   Repayment of notes payable and other borrowings        (657,598)       (207,044)       (274,289)
   Net (purchase) issuance of common stock                 (31,943)        (33,392)         87,549
   Cash dividends paid                                      (4,597)         (4,353)         (2,403)
-----------------------------------------------------------------------------------------------------
        Net cash (used in) provided by
           financing activities                            (26,663)        144,400         277,608
-----------------------------------------------------------------------------------------------------
        Net increase (decrease) in cash and
           cash equivalents                                 52,739          (6,164)          9,925
Cash and cash equivalents at beginning of year              53,938          60,102          50,177
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                 $ 106,677       $  53,938       $  60,102
=====================================================================================================
Supplemental disclosures of cash flow information
   Cash paid during the year for -
                Interest                                 $  87,871       $  84,889       $  65,133
=====================================================================================================
                Income taxes                             $   5,350       $   8,925       $   4,266
=====================================================================================================

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 1998, 1997, and 1996

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

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

- Commonwealth Bank-Federally chartered savings bank
- CFSL Investment Corporation-Delaware investment subsidiary
- CS Corporation-Inactive Pennsylvania investment subsidiary
- Firstcor, Ltd.-Pennsylvania investment subsidiary
- QME, Inc.-Pennsylvania investment subsidiary
- Commonwealth Investment Corporation of Delaware, Inc.-Delaware investment subsidiary
- Comlife, Inc.-Inactive insurance subsidiary

   All material intercompany accounts and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

   The Bank conducts business through 60 full-service offices located in Berks, Bucks, Chester, Delaware, Lebanon, Lehigh, Montgomery, and Philadelphia Counties, Pennsylvania, as well as through ComNet Mortgage Services ("ComNet") and Homestead Mortgage. ComNet conducts business through eight loan origination offices located in Pennsylvania, New Jersey, Rhode Island, and Virginia. ComNet also originates loans through a network of correspondents, primarily in the eastern United States. Homestead Mortgage conducts business through three loan origination offices located in Maryland.

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

RECLASSIFICATIONS

   Certain items in the 1997 and 1996 financial statements have been reclassified in order to conform with the 1998 financial statement presentation.

RECENTLY ADOPTED AND FUTURE ACCOUNTING PRONOUNCEMENTS

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," on January 1, 1998, as required. SFAS No. 130 established standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The main objective of the statement is to report a measure of all changes in equity that result from transactions and other economic events of the period other than transactions with owners. Currently, such non-owner changes in equity include only unrealized gains or losses on marketable securities, net of tax.

   A summary of the reclassification adjustment for realized gains or losses on marketable securities, net of tax, for the years ended December 31, 1998, 1997, and 1996 follows:

======================================================================================
(IN THOUSANDS)                                    1998           1997           1996
--------------------------------------------------------------------------------------
Unrealized (loss) gain on
  marketable securities, net of
  tax, arising during period                   $  (405)       $ 1,605        $  (528)
Less: reclassification
  adjustment for gains included
  in net income                                    640            224             --
                                               -------        -------        -------
Net unrealized (loss) gain on
 marketable securities,
 net of tax                                    $(1,045)       $ 1,381        $  (528)
======================================================================================

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively and must be applied to derivative instruments and certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998). Commonwealth has not yet determined the timing of the adoption of SFAS No. 133. The adoption of SFAS No. 133 as of December 31, 1998 would not have a material impact on the consolidated statements of income, however comprehensive income would have been reduced by approximately $3.1 million due to the mark to market adjustment of interest rate swap agreements.

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

   Interest on loans is credited to income as it is earned. The Company provides an allowance for accrued interest deemed to be uncollectible when a loan is 90 days delinquent. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of principal or interest. When loans are placed on nonaccrual, interest previously accrued but not collected is reversed against interest income in the current period. Interest payments received thereafter are recognized as interest income only to the extent that cash is received and where the future collection of principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to principal and interest or when, in the judgment of management, the loan is estimated to be fully collectible as to both principal and interest.

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

   SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," require creditors to measure certain impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Loans excluded from these statements include large groups of smaller-balance homogenous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


cost or fair value, leases and debt securities. The in-substance foreclosure rules also changed in that "in-substance foreclosures" are classified as loans and stated at the lower of cost or fair value, as defined.

LOAN ORIGINATION FEES AND SERVICING FEES

   The net amount of nonrefundable loan origination fees and certain direct loan origination costs relating to completed loans are deferred and recognized over the contractual life of the loans using the level-yield method. Deferred loan fees, net of loan origination costs, were $4.3 million and $3.5 million at December 31, 1998 and 1997, respectively, of which $0.7 million and $0.5 million, respectively, were related to mortgage loans held for sale.

   The Company sells whole interests in loans and mortgage-backed securities. In certain transactions involving sales of loans or mortgage-backed securities that are backed by loans originated by the Company, the Company may continue to service such loans. Fees earned for servicing mortgage loans for others are calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned, provided the related mortgagor payment has been collected.

   In conjunction with the administration of its servicing portfolio, Commonwealth is required to advance taxes and insurance payments on those loans relating to which the escrow has been depleted. Advances that reach a predetermined level are controlled by reimbursement requests to the mortgagor. If reimbursement is not received, the advance is built into the mortgagor's future payment schedule. Advances for taxes and insurance were $1.1 million and $1.4 million at December 31, 1998 and 1997, respectively.

MORTGAGE SERVICING RIGHTS

   The Company acquires mortgage servicing rights through the purchase and origination of mortgage loans which are sold or securitized, on either a servicing retained or servicing released basis. SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," requires the Company to allocate the total cost of the mortgage loans between the mortgage servicing rights and the loans (exclusive of mortgage servicing rights) based on their relative fair values. The Company is required to periodically assess its capitalized mortgage servicing rights for impairment, based upon the discounted cash flow of the rights disaggregated within their predominant risk characteristics. Any impairment would be recognized through a valuation allowance. Application of this pronouncement was required for mortgage servicing rights acquired relating to loans sold or securitized commencing January 1, 1996, without retroactive capitalization of mortgage servicing rights retained in such transactions before adoption of the pronouncement.

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

INTANGIBLE ASSETS

   Goodwill and core deposit intangibles ("CDI") were recorded in connection with the Berks Acquisition in 1996 and the Fidelity Federal Acquisition in 1995. The CDI relating to the Berks Acquisition are being amortized on an accelerated basis over approximately 7 years. The goodwill relating to the Berks Acquisition and the goodwill and CDI relating to the Fidelity Federal Acquisition are being amortized on a straight-line basis over the period to be benefited, ranging between 10 and 13 years.

   The following is a summary of intangible assets as of December 31, 1998 and 1997:

=====================================================
                                    DECEMBER 31,
                               ----------------------
(IN THOUSANDS)                  1998         1997
-----------------------------------------------------
Goodwill (Berks Acquisition)   $19,141      $20,973
CDI (Berks Acquisition)          8,260       10,442
Goodwill (Fidelity Federal)     10,257       11,327
CDI (Fidelity Federal)           2,172        2,502
-----------------------------------------------------
Total                          $39,830      $45,244
=====================================================

REAL ESTATE OWNED

   Real estate acquired through foreclosure or deed in lieu of foreclosure is presumed to be held for sale, and is carried at the lower of cost or fair value less estimated costs to sell, on an individual asset basis. Decreases in the fair value of the assets less estimated costs to sell are recorded against the individual asset carrying amount. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, are recorded in the period in which they become reasonably estimable. At December 31, 1998 and 1997, real estate owned totaled $1.0 million and $0.6 million, respectively, and is included in other assets in the accompanying consolidated balance sheets.

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

ACCOUNTING FOR STOCK-BASED COMPENSATION

   SFAS No. 123, "Accounting for Stock-Based Compensation," establishes financial accounting and reporting standards for stock-based employee compensation plans. The statement encourages all entities to adopt a method of accounting to measure the compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, permitted to continue to measure compensation cost for such plans using the intrinsic value based method of accounting. Disclosure is required for the effects on reported results of the fair value of options granted as if they had been used to measure compensation cost. Management of the Company has adopted the pro forma method of disclosure.

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

   Basic EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Options, warrants, and other potentially dilutive securities are excluded from the basic calculation, as follows:

=================================================================================
(IN THOUSANDS)                          1998             1997              1996
---------------------------------------------------------------------------------
Basic weighted average
  numbers of shares
     outstanding                     14,307,132       15,501,202       12,613,572
---------------------------------------------------------------------------------
Effect of dilutive securities:
  Stock options                         477,044          423,096          316,991
  Recognition Plan stock                107,369          111,508          103,003
---------------------------------------------------------------------------------
Diluted weighted average
  numbers of shares
     outstanding                     14,891,545       16,035,806       13,033,566
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

   Basic EPS was $0.76 for 1998, compared to $1.06 per share for 1997, and $0.74 per share for 1996. Diluted EPS was $0.73 for 1998, compared to $1.02 per share for 1997, and $0.72 per share for 1996.

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

   In order for derivatives to qualify for hedge accounting treatment, the following conditions must be met: 1) the underlying item being hedged by derivatives exposes the Company to interest rate risk, 2) the derivative used serves to reduce the Company's sensitivity to interest rate risk, and 3) the derivative used is designated and deemed effective in hedging the Company's exposure to interest rate risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


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

   Derivatives not qualifying for hedge accounting treatment would be carried at market value with realized and unrealized gains and losses included in noninterest income. At December 31, 1998, 1997, and 1996, all of the Company's significant derivatives qualified for hedge accounting treatment.

INTEREST RATE SWAP AND CAP AGREEMENTS

   The Company enters into interest rate swaps and caps as a means of hedging interest rate risk on floating rate liabilities. The costs of cap transactions are deferred and amortized over the contract period. The amortized costs of cap transactions and interest income and interest expense on swap and cap transactions are included in interest on notes payable and other borrowings.

FORWARD COMMITMENTS

   The Company uses mandatory forward sales commitments of mortgage-backed securities, with the intent to deliver or pair-off for cash, and put and call options to assist in hedging interest rate risks attendant with the mortgage loan portfolio held for sale. The costs of the put options are deferred and either amortized over the contract period or expensed if and when the options expire. Gains and losses, net of unamortized options costs, are recognized in income at the time of sale.

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

   As of December 31, 1998, the Company had a positive gap relating to assets and liabilities maturing or repricing within one year, indicating that within shorter maturities, the amount of the Company's interest-rate-sensitive assets exceeded its interest-rate-sensitive liabilities. In a rising rate environment, assets would reprice faster at higher interest rates, thereby increasing net interest income. In a falling rate environment, assets would reprice faster at lower interest rates, thereby decreasing net interest income.

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

CASH FLOW INFORMATION

   For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits, and short-term investments available for sale which consist of federal funds sold and money market investments with original maturities of three months or less. Generally, federal funds are sold for one-day periods. The Consolidated Statements of Cash Flows reflect the net amounts of cash receipts and cash payments associated with deposit transactions. During the years ended December 31, 1998, 1997, and 1996, reclassifications of mortgage loans to real estate owned were $2.0 million, $1.6 million, and $1.5 million, respectively.

2. INVESTMENT SECURITIES:

   Investments in debt and equity securities at December 31, 1998 and 1997, were as follows:

===================================================================================================================================
                                                         DECEMBER 31, 1998                          DECEMBER 31, 1997
                                                         ------------------                         -----------------
                                                         AVAILABLE FOR SALE                         AVAILABLE FOR SALE
                                          -----------------------------------------------------------------------------------------
                                                             UNREALIZED                                 UNREALIZED
                                            AMORTIZED    ------------------    MARKET    AMORTIZED  ----------------        MARKET
(IN THOUSANDS)                                COST       GAINS    LOSSES       VALUE      COST      GAINS     LOSSES        VALUE
-----------------------------------------------------------------------------------------------------------------------------------
Corporate Bonds maturing:
     After one year but within five years     $19,997      $143        $--    $20,140    $    --       $ --      $--       $    --
U.S. Treasury and U.S. Government agency
   securities maturing:
     Within one year                           12,000         1          2     11,999     34,979         46       --        35,025
     After one year but within five years          --        --         --         --      5,001         15       --         5,016
-----------------------------------------------------------------------------------------------------------------------------------
          Total U.S. Treasury and U.S.
              Government agency securities     12,000         1          2     11,999     39,980         61       --        40,041
-----------------------------------------------------------------------------------------------------------------------------------
Mortgage Security Mutual Fund                      --        --         --         --      2,373         31       --         2,404
Equity Servicing Partnership                    1,700        --         --      1,700      4,819         --       --         4,819
Other Equity Investments                          710        --         34        676      3,256        806       --         4,062
-----------------------------------------------------------------------------------------------------------------------------------
          Total                               $34,407      $144        $36    $34,515    $50,428       $898      $--       $51,326
===================================================================================================================================

3. MORTGAGE-BACKED SECURITIES:

   Mortgage-backed securities at December 31, 1998 and 1997, were as follows:

=====================================================================================================
                                                                DECEMBER 31, 1998
                                          -----------------------------------------------------------
                                                                    UNREALIZED
                                           AMORTIZED         ------------------------        MARKET
(IN THOUSANDS)                               COST             GAINS           LOSSES          VALUE
-----------------------------------------------------------------------------------------------------
Held to maturity:
    GNMA                                   $ 50,856          $1,284         $   108        $ 52,032
    FHLMC                                    28,871             193             151          28,913
    FNMA                                     48,345             443              31          48,757
    Private                                   4,033              --              --           4,033
-----------------------------------------------------------------------------------------------------
    Total                                  $132,105          $1,920         $   290        $133,735
=====================================================================================================
Available for sale:
    GNMA                                   $ 13,049          $  475         $    --        $ 13,524
    FHLMC                                    65,987           1,927              17          67,897
    FNMA                                     67,773             718             177          68,314
    CMO and REMIC                           241,540             972             211         242,301
-----------------------------------------------------------------------------------------------------
    Total                                  $388,349          $4,092         $   405        $392,036
=====================================================================================================
                                                                DECEMBER 31, 1997
                                          -----------------------------------------------------------
                                                                    UNREALIZED
                                           AMORTIZED         ------------------------        MARKET
(IN THOUSANDS)                               COST             GAINS           LOSSES          VALUE
-----------------------------------------------------------------------------------------------------
Held to maturity:
    GNMA                                   $ 74,677          $2,251          $  174        $ 76,754
    FHLMC                                    43,256             485              --          43,741
    FNMA                                     72,970             506             233          73,243
    Private                                   5,310              --              --           5,310
-----------------------------------------------------------------------------------------------------
    Total                                  $196,213          $3,242          $  407        $199,048
=====================================================================================================
Available for sale:
    GNMA                                   $ 16,572          $  560          $   16        $ 17,116
    FHLMC                                    98,092           2,682              26         100,748
    FNMA                                     81,531             865             388          82,008
    CMO and REMIC                           338,378           1,589             761         339,206
-----------------------------------------------------------------------------------------------------
    Total                                  $534,573          $5,696          $1,191        $539,078
=====================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

   Expected and actual maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties. During 1998, $30 million of mortgage-backed securities were called by the issuer at par value with no gain or loss recognized. During 1997, the Company sold mortgage-backed securities, which were classified as available for sale, totaling $42 million and purchased mortgage-backed securities, classified as available for sale, totaling $42 million. These transactions resulted in a $0.2 million net loss on the sale of mortgage-backed securities. The sale was related to a restructuring of the Company's mortgage-backed securities portfolio, which was undertaken to improve future earnings on the portfolio.

   At December 31, 1998 and 1997, Federal Home Loan Mortgage Corporation ("FHLMC") mortgage-backed securities with an amortized cost of $59 million and $107 million, respectively (market value of $59 million and $108 million, respectively); Government National Mortgage Association ("GNMA") mortgage-backed securities with an amortized cost of $11 million and $36 million, respectively (market value of $11 million and $37 million, respectively); and Federal National Mortgage Association ("FNMA") mortgage-backed securities with an amortized cost of $94 million and $106 million, respectively (market value of $95 million and $106 million, respectively), collateralized certain securities sold under agreements to repurchase. At December 31, 1997 private mortgage-backed securities with an amortized cost of $6 million and market value of $6 million collateralized certain securities sold under agreements to repurchase (see Note 8). Mortgage-backed securities with a amortized cost at December 31, 1998 and 1997, of $33 million and $19 million, respectively (market value of $34 million and $19 million, respectively), were pledged as collateral for depositors. Mortgage-backed securities with an amortized cost at December 31, 1998 and 1997, of $0.2 million and $0.4 million, respectively (market value of $0.2 million and $0.4 million, respectively), were pledged as collateral for interest rate swap agreements.


4. LOANS RECEIVABLE, NET:

   A summary of mortgage and other loans at December 31, 1998 and 1997, follows:

================================================================================
                                                            DECEMBER 31,
                                                  ------------------------------
(IN THOUSANDS)                                          1998             1997
--------------------------------------------------------------------------------
Mortgage loans - Residential                       $  969,617       $  958,542
--------------------------------------------------------------------------------
Consumer loans:
  Equity lines of credit                               34,845           41,592
  Second mortgages                                    126,360           98,934
  Recreational vehicles                                39,920           22,182
  Other                                                38,781           32,085
--------------------------------------------------------------------------------
          Total consumer loans                        239,906          194,793
--------------------------------------------------------------------------------
Commercial loans:
  Small Business Administration                        14,491           20,016
  Commercial real estate                               83,485           71,508
  Business loans                                       41,026           24,456
--------------------------------------------------------------------------------
          Total commercial loans                      139,002          115,980
--------------------------------------------------------------------------------
          Total loans receivable                    1,348,525        1,269,315
--------------------------------------------------------------------------------
Less:
  Net Premium on loans purchased                       (2,880)          (3,559)
  Allowance for loan losses                             9,589            9,024
  Deferred loan fees                                    3,639            3,009
--------------------------------------------------------------------------------
     Loans receivable, net                         $1,338,177       $1,260,841
================================================================================

   At December 31, 1998 and 1997, approximately 52% and 47%, respectively, of the mortgage loan receivable balances related to loans made in Pennsylvania and New Jersey. Due to the nature of the receivable, the Company is able to decrease its credit exposure by an amount equal to the appraised value and private mortgage insurance coverage of the real estate securing the loan.

Nonaccruing loans at December 31, 1998 and 1997, were $10.0 million and $8.9 million, respectively. Forgone interest income on nonaccruing loans totaled $0.9 million at both December 31, 1998 and 1997.

   A summary of activity relating to loans in excess of $60,000 outstanding to directors and executive officers follows:

================================================================================
                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                          --------------------------------------
(IN THOUSANDS)                               1998           1997           1996
--------------------------------------------------------------------------------
Balance, beginning of year                $ 1,074        $  918           $937
    New loans                                 765           500            207
    Loan repayments                           (37)         (344)          (226)
--------------------------------------------------------------------------------
Balance, end of year                       $1,802        $1,074           $918
================================================================================

    The above loans were made at substantially the same terms as loans to unrelated third parties.

    A summary of activity relating to the allowance for loan losses follows:

================================================================================
                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                          --------------------------------------
(IN THOUSANDS)                               1998           1997           1996
--------------------------------------------------------------------------------
Balance, beginning of year                $9,024         $9,971         $7,485
   Loans charged off                      (3,129)        (2,799)          (667)
   Recoveries of loans                       194            252            180
--------------------------------------------------------------------------------
    Net loans charged off                 (2,935)        (2,547)          (487)
    Provision for loan losses              3,500          1,600            601
    Allowance acquired in
        Berks Acquisition                     --             --          2,372
--------------------------------------------------------------------------------
Balance, end of year                      $9,589         $9,024         $9,971
================================================================================


5. ACCRUED INTEREST RECEIVABLE:

   Accrued interest receivable was related to the following at December 31, 1998 and 1997:

==================================================
                                  DECEMBER 31,
                               -------------------
(IN THOUSANDS)                    1998       1997
--------------------------------------------------
Investment securities          $   473    $   820
Mortgage-backed securities       3,234      4,447
Loans receivable, net            7,553      8,004
--------------------------------------------------
Total                          $11,260    $13,271
==================================================

6. PREMISES AND EQUIPMENT:

    A summary of premises and equipment, less accumulated depreciation and amortization, at December 31, 1998 and 1997, follows:

==============================================================================
                                                             DECEMBER 31,
                                                   ---------------------------
(IN THOUSANDS)                                        1998               1997
------------------------------------------------------------------------------
Land                                               $ 1,247            $ 1,247
Office buildings                                     7,340              6,800
Furniture, fixtures and equipment                   22,352             21,387
Leasehold improvements                               9,766              9,610
------------------------------------------------------------------------------
Premises and equipment                              40,705             39,044
Less-accumulated depreciation
  and amortization                                 (23,818)           (20,454)
------------------------------------------------------------------------------
Premises and equipment, net                        $16,887            $18,590
==============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

7. DEPOSITS:

   A summary of interest expense, average balances, and interest rates on deposits follows:


==============================================================================================================================
                                                                            MONEY
                                                      CHECKING              MARKET              SAVINGS          CERTIFICATES
 (IN THOUSANDS)                                       DEPOSITS             DEPOSITS             DEPOSITS          OF DEPOSIT
------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1998:
     Balance at year-end                              $319,995             $390,822             $227,423           $667,059
     Average balance                                   290,518              340,570              227,618            707,858
     Interest expense                                    2,209               12,994                5,070             38,673
          Average rate paid                               0.76%                3.82%                2.23%              5.46%

For the year ended December 31, 1997:
     Balance at year-end                              $254,095             $324,959             $229,290            $744,480
     Average balance                                   238,633              311,603              245,813             722,278
     Interest expense                                    2,187               11,429                5,494              39,450
          Average rate paid                               0.92%                3.67%                2.24%               5.46%

Certificates of deposits of $100,000 or more, totaled $91 million and $92 million at December 31,1998 and 1997, respectively. Deposits in excess of $100,000 are not federally insured by the FDIC.

The scheduled maturities of certificate accounts at December 31, 1998 and 1997, were as follows:

===============================================================================================================================
                                                                                 DECEMBER 31,
                                            -----------------------------------------------------------------------------------
                                                             1998                                            1997
                                            --------------------------------------          -----------------------------------
(IN THOUSANDS)                                 AMOUNT                   PERCENT                AMOUNT                PERCENT
-------------------------------------------------------------------------------------------------------------------------------
Under 12 months                                $468,490                     70%                $479,860                  64%
12 to 36 months                                 148,958                     22                  216,011                  29
Over 36 months                                   49,611                      8                   48,609                   7
-------------------------------------------------------------------------------------------------------------------------------
                                               $667,059                    100%                $744,480                 100%
===============================================================================================================================

8. NOTES PAYABLE AND OTHER BORROWINGS:

   Notes payable and other borrowings at December 31, 1998 and 1997, were as follows:

============================================================================================================================
                                                                                   DECEMBER 31,
                                       -------------------------------------------------------------------------------------
                                                                    1998                                    1997
                                                           ------------------------              --------------------------
(IN THOUSANDS)                         DUE DATE            RATE              AMOUNT              RATE                AMOUNT
----------------------------------------------------------------------------------------------------------------------------
Secured notes due to
   FHLB of Pittsburgh:
   Maturing in                          1998                               $     --                                $210,000
                                        1999                                168,500                                   1,000
                                        2000                                 21,000                                   1,000
                                        2001                                 51,000                                   1,000
                                                                           --------                                --------
                                       Total               4.75%-7.27%     $240,500            5.24%-7.27%         $213,000
                                                                           ========                                ========

Securities sold under
   agreement to repurchase:
   Maturing in                          1998                               $     --                                $111,099
                                        1999                                 36,000                                  35,000
                                        2000                                 70,000 (1)                              55,000 (1)
                                        2001                                 15,000                                      --
                                        2002                                 45,000 (2)                              45,000 (2)
                                                                           --------                                --------
                                       Total               5.31%-6.71%     $166,000             4.98%-6.71%        $246,099
                                                                           ========                                ========

(1) Includes $30 million callable in 1999.

(2) Callable in 2000.

       All stock in the FHLB of Pittsburgh at December 31, 1998 and 1997, was pledged as collateral for the notes due to the FHLB.

       The Company enters into sales of securities under agreements to repurchase. These transactions are reflected as a liability on the accompanying Consolidated Balance Sheets. The dollar amount of securities underlying the agreements remains in the asset account, although the securities underlying the agreements are delivered to primary dealers who manage the transactions. At December 31, 1998 and 1997, all of the agreements were to repurchase identical securities.

       Securities underlying these reverse repurchase agreements consisted of mortgage-backed securities with an amortized cost of $164 million and $256 million, respectively (market value of $165 million and $258 million, respectively), at December 31, 1998 and 1997 (see Note 3).

       The maximum amounts of outstanding reverse repurchase agreements during the years ended December 31, 1998 and 1997, were $241 million and $265 million, respectively. Average agreements outstanding for the years ended December 31, 1998 and 1997, were $205 million and $243 million, respectively. The weighted average interest rates relating to the agreements for the years ended December 31, 1998 and 1997, were 6.04% and 5.90%, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

9. INCOME TAXES:

       A summary of the provision (benefit) for income taxes for the years ended December 31, 1998, 1997, and 1996, follows:

================================================================================
(IN THOUSANDS)                            CURRENT       DEFERRED          TOTAL
--------------------------------------------------------------------------------
December 31, 1998:
   Federal                                 $6,757       $(1,463)         $5,294
   State                                       --            --              --
--------------------------------------------------------------------------------
   Total                                   $6,757       $(1,463)         $5,294
================================================================================
December 31, 1997:
   Federal                                 $8,055       $  (112)         $7,943
   State                                        3            --               3
--------------------------------------------------------------------------------
   Total                                   $8,058       $  (112)         $7,946
================================================================================
December 31, 1996:
   Federal                                 $4,051       $   728          $4,779
   State                                        2            --               2
--------------------------------------------------------------------------------
   Total                                   $4,053       $   728          $4,781
================================================================================

       Income tax expense has been provided at the effective rates of 33%, 33%, and 34% for the years ended December 31, 1998, 1997, and 1996, respectively. These rates differ from the statutory rate of 35%, as follows:

================================================================================
                                                 FOR THE YEAR ENDED
                                                    DECEMBER 31,
                                     -------------------------------------------
(IN THOUSANDS)                           1998           1997            1996
--------------------------------------------------------------------------------
Income before income
   taxes                                $ 16,226     $   24,315       $ 14,119
================================================================================
Income tax expense at
   federal statutory rate                  5,679          8,511          4,942
Goodwill                                      27             27            244
ESOP                                         351            258            111
Low-income housing
   credits                                  (548)          (771)          (132)
Change in valuation
   allowance                                (124)          (106)          (104)
Other                                        (91)            28           (280)
--------------------------------------------------------------------------------
Income tax expense at
   effective rate                       $  5,294     $    7,946       $  4,781
================================================================================

       Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. The net deferred tax asset was comprised of the following at December 31, 1998 and 1997, respectively:

================================================================================
                                                             December 31,
                                                    ----------------------------
(IN THOUSANDS)                                         1998              1997
--------------------------------------------------------------------------------
Depreciation                                        $   656           $   356
Loan loss reserves                                    2,436             2,968
Mortgage servicing rights                             1,295               993
Post retirement and post
   employment benefits                                  228               401
Accrued expenses not
   currently deductible                                 227               227
Servicing partnership
   valuation adjustment                               1,155                --
Tax deductible goodwill                               2,549             1,355
Other                                                   573                74
--------------------------------------------------------------------------------
      Total gross assets                              9,119             6,374
Less valuation allowance                             (1,356)           (1,480)
--------------------------------------------------------------------------------
      Gross assets net of
         valuation allowance                          7,763             4,894
--------------------------------------------------------------------------------
Deferred loan fees                                     (174)             (185)
Unrealized gain on securities                        (1,328)           (1,891)
Capitalized mortgage
   servicing fees                                    (2,942)           (1,919)
Other                                                  (811)             (417)
--------------------------------------------------------------------------------
      Total gross liabilities                        (5,255)           (4,412)
--------------------------------------------------------------------------------
      Net deferred tax asset                         $2,508            $  482
================================================================================

       The net deferred tax asset recognized by the Company is based on the combination of future reversals of existing taxable temporary differences, carryback availability and future taxable income.

       At December 31, 1998, the Company had net loss carryforwards for state tax purposes totaling $8.9 million, which expire beginning in 1999.

10. MORTGAGE BANKING ACTIVITIES:

       During the years ended December 31, 1998 and 1997, the Company sold mortgage loans and mortgage-backed securities collateralized by loans originated by ComNet totaling $692 million and $311 million, respectively, on a servicing retained or servicing released basis.

       A summary of the principal balances of loans serviced for others follows:

================================================================================
                                                   DECEMBER 31,
                                 -----------------------------------------------
(IN THOUSANDS)                        1998             1997             1996
--------------------------------------------------------------------------------
Mortgage loans underlying
  pass-through securities:
       FNMA                       $   891,909      $   748,727       $   714,472
       FHLMC                          300,738          350,216           340,928
       Other investors                    337              462               615
--------------------------------------------------------------------------------
       Total                        1,192,984        1,099,405         1,056,015
Mortgage loan portfolios
   serviced for:
       FNMA                            76,505           93,364           102,387
       Other investors                 87,730          110,747           181,488
--------------------------------------------------------------------------------
       Total                      $ 1,357,219      $ 1,303,516       $ 1,339,890
================================================================================

       The Company is required to remit to mortgage-backed securities investors the monthly principal collected and scheduled interest payments on most mortgages, including those for which no interest payments have been received due to delinquency. As of December 31, 1998, the principal amount of mortgages outstanding that are subject to this condition aggregated approximately $1.2 billion, of which approximately $21 million were delinquent. Substantially all of these loans were sold without recourse and are guaranteed by FHLMC or FNMA.

11. COMMITMENTS AND CONTINGENCIES:

LEASE COMMITMENTS

       A summary of future minimum rental payments, excluding real estate taxes, insurance and maintenance, required under noncancelable operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998 follows:

================================================================================
(IN THOUSANDS)
YEAR ENDING DECEMBER 31,                                  AMOUNT
--------------------------------------------------------------------------------
                1999                                      $  4,785
                2000                                         3,968
                2001                                         2,791
                2002                                         2,417
                2003                                         2,176
 2004 and thereafter                                        15,006
--------------------------------------------------------------------------------
               Total                                      $ 31,143
================================================================================

       Rent expense under operating leases was $3.5 million, $3.1 million, and $1.7 million for the years ended December 31, 1998, 1997, and 1996, respectively.

COMMITMENTS TO ORIGINATE LOANS

       The Company had outstanding commitments to originate fixed rate residential mortgage loans of $17 million (interest rates ranged between 5.25% and 8.75%) at December 31, 1998. There were no outstanding commitments to originate adjustable rate residential mortgage loans at December 31, 1998. These commitments, generally, had an original term of 60 days.

EMPLOYMENT AGREEMENTS

       The Company has employment agreements with certain key officers, including the Chief Executive Officer, the Chief Operating Officer, and all Senior Vice Presidents. The agreements have terms of up to three years, with one-year renewal options at the discretion of the Board of Directors annually. The agreements also include provisions for certain severance payments. At December 31, 1998, the aggregate commitment for payments to the executives upon termination, without a change in control, was $1.8 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

LITIGATION

       There are no material legal proceedings, other than as described below, to which the Company or any of its subsidiaries is a party, or to which any of their property is subject, other than proceedings routine to the business of the Company and its subsidiaries.

       In August 1995, the Bank commenced litigation against the United States in the U.S. Court of Federal Claims (the "Claims Court") seeking to recover damages or other monetary relief for the loss of its supervisory goodwill. The suit alleges that the treatment of such goodwill mandated by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") constitutes a breach of contract between the Bank and the United States and an unlawful taking of property by the United States without just compensation or due process in violation of the U.S. Constitution. The suit emanates from the Bank's acquisition of First Family Federal Savings and Loan Association of Lansdale, Pennsylvania in 1982, pursuant to which the government agreed to the use of the purchase method of accounting under generally accepted accounting principles and the recording of approximately $61 million of goodwill as an asset resulting from the voluntary supervisory merger. (There was no financial assistance from the Federal Savings and Loan Insurance Corporation.) Since the enactment of FIRREA, numerous suits have been filed on behalf of thrift institutions and their holding companies alleging similar theories for breach of contract. The goodwill balance associated with the First Family acquisition at the point of FIRREA enactment in 1989 was $48 million.

       In the past several years, the Claims Court, the United States Court of Appeals for the Federal Circuit, and the United States Supreme Court have handed down decisions relating to the liability portion of the breach of contract claims brought by other thrift institutions. On July 1, 1996, the United States Supreme Court ruled in the consolidated cases (United States v. Winstar Corporation) and determined that when Congress adopted the accounting changes to supervisory goodwill specified in FIRREA, the government had breached contractual agreements with these thrift institutions regarding the accounting rules. As of February 1999, the Claims Court had ruled in favor of thrift plaintiffs on liability for breach of contract in four additional Winstar-related cases. In February 1999, the Bank filed a motion of summary judgment on liability for breach of contract. However, the Courts may determine that the Bank's claims involve materially different facts and/or legal issues as to render the Winstar case inapplicable to the litigation and thereby result in a different conclusion from that of the Winstar case. Moreover, the damages portion of the claims presented by the Winstar-related plaintiff thrift institutions is currently being litigated and could take several years to resolve. There can be no assurance that the Bank will prevail in its action, and if it does prevail, that the Claims Court will find that the Bank is entitled to any substantial amount of damages.

       On October 31, 1996, the Bank filed a complaint against CoreStates Financial Corporation and others in the Court of Common Pleas for Chester County, Pennsylvania for damages related to Commonwealth's acquisition on June 28, 1996, of twelve former Meridian Bank branch offices from CoreStates. The complaint alleges, among other things, that CoreStates breached the branch sales agreement and that Commonwealth's relationships with its new customers were damaged as a result of negligence and errors committed by CoreStates and its affiliates in connection with the conversion of the former Meridian Bank customers to Commonwealth's banking system and the reissuance of bank cards for use at Commonwealth's automated teller machines.

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

       Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and Tier I capital (as defined in the regulations) to adjusted total assets, and of risk-based capital to risk-weighted assets. Management believes that, as of December 31, 1998, the Bank met all capital adequacy requirements to which it is subject.

       As of December 31, 1998, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, core risk-based, and core ratios as set forth in the table. There have been no conditions or events since that notification which, in management's opinion, would have changed the institution's well capitalized status. Commonwealth Bancorp, the holding company of the Bank, is not regulated by the OTS and therefore its capital ratios are not included herein.

A summary of the Bank's capital amounts and ratios as of December 31, 1998 follows:

===============================================================================================================================
                                                                                    MINIMUM                  TO BE WELL
                                                                                  FOR CAPITAL              CAPITALIZED FOR
                                                                                    ADEQUACY              PROMPT CORRECTIVE
                                                          ACTUAL                    PURPOSES              ACTION PROVISIONS
                                                 -----------------------      --------------------     ----------------------
(DOLLARS IN THOUSANDS)                             RATIO        AMOUNT          RATIO     AMOUNT         RATIO       AMOUNT
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets                   7.7%     $  172,313)
                                                  -------
Intangible assets                                                (39,830)
Unrealized gains on available-for-sale
     securities, net of tax                                       (2,487)
                                                              ----------
Tangible capital, and ratio to
     OTS adjusted total assets                       5.9%     $  129,996          1.5%      $32,973
                                                  -------     ==========       -------      =======
Core capital, and ratio to OTS
     adjusted total assets                           5.9%     $  129,996          3.0%      $65,947        5.0%       $109,911
                                                  -------     ==========       -------      =======     -------       ========
Core capital, and ratio to OTS
     risk-weighted assets                           10.8%     $  129,996                                   6.0%       $ 72,507
                                                  -------     ----------                                -------       ========
Allowance for loan losses                                          9,589
                                                              ----------
Supplementary capital                                              9,589
                                                              ----------
Total risk-based capital, and ratio to
     OTS risk-weighted assets (1)                   11.6%     $  139,585          8.0%      $96,676       10.0%       $120,845
                                                  -------     ==========       -------      =======     -------       ========
OTS Total assets                                              $2,240,535
                                                              ==========
OTS Adjusted total assets                                     $2,198,218
                                                              ==========
OTS Risk-weighted assets                                      $1,208,447
                                                              ==========

(1) Does not reflect the interest rate risk component of the risk-based capital requirement, which is not yet effective.

A summary of the Bank's capital amounts and ratios as of December 31, 1998 follows:

===============================================================================================================================
                                                                                    MINIMUM                  TO BE WELL
                                                                                  FOR CAPITAL              CAPITALIZED FOR
                                                                                    ADEQUACY              PROMPT CORRECTIVE
                                                          ACTUAL                    PURPOSES              ACTION PROVISIONS
                                                 -----------------------      --------------------     ----------------------
(DOLLARS IN THOUSANDS)                             RATIO        AMOUNT          RATIO     AMOUNT         RATIO       AMOUNT
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets                   8.6%     $   192,632
                                                  -------
Intangible assets                                                 (45,244)
Unrealized gains on available-for-sale
     securities, net of tax                                        (2,969)
                                                               ----------
Tangible capital, and ratio to
      OTS adjusted total assets                      6.6%     $   144,419         1.5%      $32,898
                                                   -------     ==========      -------      =======
Core capital, and ratio to OTS
     adjusted total assets                           6.6%     $   144,419         3.0%      $65,796        5.0%       $ 109,660
                                                  -------     ===========      -------      =======     -------       =========
Core capital, and ratio to OTS
     risk-weighted assets                           12.6%     $   144,419                                  6.0%       $  68,944
                                                  -------     -----------                               -------       =========
Allowance for loan losses                                           9,024
                                                              -----------
Supplementary capital                                               9,024
                                                              -----------
Total risk-based capital, and ratio to
     OTS risk-weighted assets (1)                   13.4%     $   153,443         8.0%      $91,926       10.0%       $114,907
                                                  -------     ===========       -------     =======     -------       ========
OTS Total assets                                              $ 2,241,416
                                                              ===========
OTS Adjusted total assets                                     $ 2,193,203
                                                              ===========
OTS Risk-weighted assets                                      $ 1,149,075
                                                              ===========

(1) Does not reflect the interest rate risk component of the risk-based capital requirement, which is not yet effective.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

       Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, adequately capitalized institutions are required to maintain a core capital ratio (as defined) of 4.0% or greater. The Bank's capital exceeded this requirement by $42 million. In April 1991, the OTS issued a proposal to increase the core capital requirement for most savings institutions. Under the proposal, only institutions with the highest rating under the OTS MACRO rating system would be permitted to operate at or near the current 3.0% core capital requirement. For all other savings institutions, the minimum required ratio would be 3.0% plus at least an additional 100 to 200 basis points, as determined by the OTS on a case-by-case basis.

       For regulatory purposes and under OTS guidelines, unrealized gains on securities held available for sale, net of tax, of $2.5 million were deducted from core and tangible capital as of December 31, 1998. These unrealized gains, net of tax, however, are added back to shareholders' equity under generally accepted accounting principles. Risk-based capital, for regulatory requirements, includes the $9.6 million allowance for loan losses at December 31, 1998.

       The Federal Financial Institution Examination Council ("FFIEC") ruled on the question of deferred tax assets under SFAS No. 109 and the related capital impact. The FFIEC has indicated that to the extent that the realization of deferred tax assets is dependent on an institution's future taxable income (exclusive of reversing temporary differences and carryforwards) or its tax-planning strategies, such deferred tax assets would be limited for regulatory capital purposes to the amount that can be realized within one year or 10% of core capital, whichever is less. The Bank has included the net deferred tax asset of $2.5 million at December 31, 1998, in the regulatory amounts due to the realizability of these tax benefits through carryback availability against prior year taxable income.

       In 1993, the OTS adopted an amendment to its risk-based capital requirements that will require institutions with more than a "normal" level of interest rate risk to maintain additional risk-based capital. As of December 31, 1998, the OTS has continued to delay implementation of this regulation. Under the regulation, a savings bank will be considered to have a "normal" level of interest rate risk if the decline in its net portfolio value after an immediate and sustained 200-basis-point increase or decrease in market interest rates (whichever leads to the greater decline) is less than 2.0% of the current estimated value of its assets. An institution with more than "normal" interest rate risk will be required to deduct from capital, for purposes of calculating its risk-based capital ratio, an "interest rate risk component" in an amount equal to one-half of the difference between its measured interest rate risk and 2.0% multiplied by the estimated economic value of its total assets. This deduction of an interest rate risk component from capital would effectively increase the amount of capital otherwise required to satisfy the risk-based capital requirement. However, events beyond the control of the Bank, such as changing interest rates or a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

       At periodic intervals, both the OTS and the FDIC routinely examine the Bank's financial statements as part of their legally prescribed oversight of the savings and loan industry. Based on these examinations, the regulators could direct that the Bank's financial statements be adjusted in accordance with their findings.

       A future examination by the OTS or the FDIC could include a review of certain transactions or other amounts reported in the Bank's 1998 financial statements. The regulators have not proposed any adjustments to the Bank's year-end financial statements in prior years. However, in view of the Financial Institution Reform, Recovery, and Enforcement Act of 1989, and the increasingly uncertain regulatory environment in which the Bank now operates, the extent, if any, to which a forthcoming regulatory examination may ultimately result in adjustments to the 1998 financial statements cannot presently be determined.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE RISK:

OFF-BALANCE-SHEET RISK

       The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates (hedging). These off-balance-sheet financial instruments include interest rate swaps, interest rate caps, and mandatory and optional forward commitments. These instruments involve, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract or notional amounts of these instruments represent the extent of involvement the Company has in particular classes of financial instruments.

OFF-BALANCE-SHEET CREDIT RISK

       For interest rate swap transactions, forward and options contracts, the contract or notional amounts do not represent exposure to credit loss. The Company controls credit risk by conducting transactions only with "primary" U.S. Government dealers as established by the Federal Reserve Bank, money center banks, recognized GNMA dealers, and major investment firms, and by setting policies for transaction vol-ume limitations and periodic monitoring. Each broker, dealer or bank is carefully evaluated on the basis of its financial strength, reputation and expertise. Unless noted otherwise, the Company does not require collateral or other securities to support financial instruments with credit risk.

SUMMARY OF FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK


================================================================================
                                                  CONTRACT OR NOTIONAL AMOUNT
                                                           DECEMBER 31,
                                                --------------------------------
(IN THOUSANDS)                                     1998                1997
--------------------------------------------------------------------------------
Interest rate swap agreements                       $112,500           $100,000

Interest rate cap agreements                          65,000             80,000

Mandatory forward contracts                          102,600             31,000

Option Contracts:

   Puts                                               15,000              5,000

   Calls                                                  --              2,000

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

       At December 31, 1998 and 1997, the Company had notional balances of interest rate exchange agreements totaling $113 million and $100 million, respectively, with interest payable at fixed rates. The weighted average rates to be paid by the Company at December 31, 1998 and 1997, were 5.35% and 5.66%, respectively. In return, the Company was to receive variable interest payments at the London Interbank Offer Rate (LIBOR) payable every three or six months. At December 31, 1998 and 1997, the weighted average variable yields were 5.36% and 5.93%, respectively. The amounts receivable or payable are credited or charged to interest expense on notes payable and other borrowings. Included in other assets were swap receivables of $0.8 million and $1.5 million at December 31, 1998 and 1997, respectively. Included in other liabilities were swap payables of $1.5 million and $1.4 million at December 31, 1998 and 1997, respectively. These agreements have expiration dates between January 1999 and March 2008.

       FHLMC, FNMA, and GNMA mortgage-backed securities, with a combined amortized cost of $0.2 million and $0.4 million (market value of $0.2 million and $0.4 million), were pledged by the Company as collateral for the interest rate swaps outstanding as of December 31, 1998 and 1997, respectively.

       In the event of nonperformance by the other parties to the interest rate swap agreements, there was no credit risk to the Company at December 31, 1998.

INTEREST RATE CAP AGREEMENTS

       Interest rate cap agreements are instruments used by the Company in hedging certain short-term liabilities. An interest rate cap is an agreement whereby the seller of the cap contractually agrees to pay the buyer the difference between the actual interest rate and strike rate per the cap contract, if the actual rate is higher than the strike rate. At December 31, 1998 and 1997, the Company had notional balances of interest rate cap agreements totaling $65 million and $80 million, respectively. The Company receives variable interest payments based on the spread between the variable-month LIBOR rate and the strike price of the caps if the variable-month LIBOR rate is higher than the strike rate. The weighted average strike price of the agreements held by the Company at December 31, 1998 and 1997, was 6.79% and 6.50%, respectively. Unamortized fees at December 31, 1998 and 1997, were $0.3 million and $0.5 million, respectively, and were included in other assets. These agreements have expiration dates between May 2000 and September 2000. Unamortized fees of $0.3 million represented the credit risk to the Company for interest rate cap agreements at December 31, 1998.

MANDATORY AND OPTIONAL FORWARD CONTRACTS

       A forward contract is a legal agreement between two parties to purchase or sell a specific quantity of a financial instrument, at a specified price, with delivery and settlement at a specified future date. Because forward contracts lack the liquidity and protection provided by regulated exchanges, there is a heightened risk of default by the counterparties. The Company had open mandatory forward commitments for future delivery of FNMA and FHLMC guaranteed pass-through certificates of $103 million and $31 million, respectively, as of December 31, 1998 and 1997.

       At December 31, 1998 and December 31, 1997, the Company had no exposure to credit loss in the event of nonperformance by other parties to the mandatory forward commitments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

       The Company purchases put and call options on U.S. Treasury bond futures as an alternative to mandatory forward contracts. The Company had outstanding put options of $15 million and $5 million at December 31, 1998 and 1997, respectively. The Company had no call options outstanding at December 31, 1998, compared to call options of $2 million outstanding at December 31, 1997. The Company's exposure to loss on these options was not material at December 31, 1997.

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

       Mortgage servicing rights-The fair value of mortgage servicing rights are estimated by discounting the future cash flows at a rate that management believes to be reasonable. The future cash flows used to estimate the fair value of these financial instruments are adjusted for prepayments.

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

       Off-balance-sheet instruments-Fair values for the Company's off-balance-sheet instruments (swaps, caps, forwards, options and lending commitments) are based on quoted prices, current settlement values, pricing models or other formulas.

At December 31, 1998 and 1997, the estimated fair values of the Company's financial instruments were as follows:

================================================================================================================================
                                                                        DECEMBER 31, 1998                 DECEMBER 31, 1997
                                                              ------------------------------------------------------------------
                                                                   CARRYING             FAIR            CARRYING          FAIR
(IN THOUSANDS)                                                      AMOUNT              VALUE            AMOUNT           VALUE
--------------------------------------------------------------------------------------------------------------------------------
 Financial assets:
     Cash and cash equivalents                                  $   106,677        $   106,677       $    53,938   $    53,938
     Mortgage loans held for sale                                   120,642            120,642            37,574        37,574
     Investment securities                                           34,515             34,515            51,326        51,326
     Mortgage-backed securities                                     524,141            525,771           735,291       738,126
     Loans receivable, net                                        1,338,177          1,347,918         1,260,841     1,260,109
     FHLB stock                                                      18,400             18,400            14,175        14,175
     Mortgage servicing rights                                        9,969             10,176             8,039        10,050

Financial liabilities:
     Deposits                                                     1,605,299          1,604,870         1,552,824     1,550,276
     Secured notes due to FHLB of Pittsburgh                        240,500            241,147           213,000       213,037
     Securities sold under agreements to repurchase                 166,000            167,732           246,099       245,677


================================================================================================================================
                                                                        DECEMBER 31, 1998                 DECEMBER 31, 1997
                                                              ------------------------------------------------------------------
                                                                   CARRYING             FAIR            CARRYING          FAIR
(IN THOUSANDS)                                                      AMOUNT              VALUE            AMOUNT           VALUE
--------------------------------------------------------------------------------------------------------------------------------
Unrecognized Financial Instruments:
     Commitments to originate loans                                  $  --            $    --             $   --         $  --
     Interest rate swaps                                              (690)            (3,060)               121           212
     Interest rate caps                                                301                 14                527           183
     Mandatory forward commitments                                      --                 --                 --            --
     Put and call options                                               34                 57                 18            18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

15. EMPLOYEE BENEFIT PLANS:

       The Company terminated its noncontributory defined benefit pension plan during 1997, and replaced it with a Target Benefit Plan and an enhanced 401(k) Plan to include a Profit Sharing and a 401(k) Match component. Commonwealth's contributions to the Target Benefit Plan are designed to meet the targeted benefit for each participant based on an actuarially determined formula and are paid annually to each participant. The Company's Board of Directors determines the amount that will be contributed annually to each employees' Profit Sharing account based on Commonwealth's performance. Participant contributions to the Company's 401(k), up to a maximum of 3% of salary, are matched 25% by the Company. All funds contributed to the Target Benefit Plan, Profit Sharing, and 401(k) Match are held in a trust fund. During 1998 and 1997, the Company contributed $0.6 million and $0.5 million, respectively, to the Target Benefit Plan, Profit Sharing, and 401(k) Match.

       The Company has a cafeteria-type health and welfare plan for the benefit of all employees and their dependents. Participation in the plan is voluntary. Participants contribute monthly through payroll deductions. The Company's contributions totaled $1.2 million, $1.2 million, and $0.9 million for the years ended December 31, 1998, 1997, and 1996, respectively.

       The Company's employee savings plan (401(k)) is for the benefit of all employees having the requisite service period. Contributions are made at the discretion of the employee. Investments of the plan include mutual funds, Company stock, and a stable value fund. Participant contributions to the Company's 401(k), up to a maximum of 3% of salary, are matched 25% by the Company. Company stock totaled $6 million, or 38% of the plan's assets at December 31, 1998.

       The Company provides an Employee Stock Ownership Plan ("ESOP") to employees age 21 or older who have at least one year of credited service with the Company. In June 1996, the ESOP borrowed $9.3 million from the Company to purchase 0.8 million shares of the Company's common stock in the conversion and reorganization, and to repay the balance of a loan from an unaffiliated lender relating to the purchase of shares of common stock of the Bank in the Bank's initial public offering in January 1994. The Company makes scheduled discretionary cash contributions to the ESOP sufficient to amortize the principal and interest on the loan, which has a remaining maturity of eight years. Unallocated shares are released annually and allocated to individual accounts. Dividends on unallocated shares are not considered dividends for financial reporting purposes and are used to pay debt service. The Company recognized compensation expense of $1.9 million and $1.7 million relating to the ESOP for the year ended December 31, 1998 and 1997, respectively. As of December 31, 1998, the ESOP held 1.3 million shares, of which 0.5 million had been allocated. The fair value of unearned ESOP shares at December 31, 1998, approximated $11.8 million.

       In addition to the ESOP, the Company has established a management recognition plan for directors and a management recognition plan for officers (collectively, the Recognition Plans). The objective of the Recognition Plans is to enable the Company to provide directors and officers with a proprietary interest in the Company as an incentive to contribute to its success. The Bank contributed funds to the Recognition Plans to enable the Recognition Plans to acquire 4% of the common stock in the Bank's initial public offering in January 1994. The purchase of an additional 4% of the common stock sold in the 1996 conversion and reorganization was authorized by shareholders at the December 17, 1996 Special Meeting of Shareholders. Such amounts have been charged to equity, representing the cost of shares acquired for the Recognition Plans. Unless the administrators specify otherwise, shares of common stock granted pursuant to the Recognition Plans generally will be in the form of restricted stock payable over a five-year period at the rate of 20% per year, commencing on the date of grant of the award. Compensation expense in the amount of the fair value of the common stock at the date of grant to the recipient will be recognized pro rata over the five years during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of, and are required to be held in trusts. The Company recognized expense related to the Recognition Plans of $1.3 million, $1.2 million, and $0.3 million for the years ended December 31, 1998, 1997, and 1996, respectively, which is reflected as an adjustment to shareholders' equity.

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

       Additionally, the Company adopted the 1993 and 1996 Stock Incentive Plans ("Stock Option Plans") in connection with the 1994 and 1996 reorganization and stock offerings, respectively. The Stock Option Plans authorize the grant of stock options and stock appreciation rights equal to 8.5% and 7.9% of the common stock in the 1994 and 1996 stock offerings, respectively. Under the Stock Option Plans, certain officers and key employees may be granted options, which may be incentive or compensatory. The per-share exercise price of an incentive stock option shall at least equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option shall at least equal the greater of par value, or 85% of the fair market value of a share of common stock on the date the option is granted. In connection with the stock offerings, 0.7 million and 0.8 million options were reserved for issuance in the 1993 and 1996 plans, respectively.

       The Company accounts for Stock Option Plans under Accounting Principles Board Opinion No. 25, and accordingly, no compensation expense has been recognized in the financial statements of the Company. Had compensation expense for these plans been determined consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would not have been materially different for the year ended December 31, 1996, as a significant portion of outstanding stock options were granted on December 17, 1996, and vest over a five year period. For the year ended December 31, 1998 and 1997, the Company's net income and earnings per share would have been reduced as follows:


================================================================================
(IN THOUSANDS, EXCEPT PER SHARE DATA)                    1998              1997
--------------------------------------------------------------------------------
Net Income - as reported                            $ 10,932           $ 16,369
Net Income - pro forma                              $  9,985           $ 15,643

Basic earnings per share - as reported              $   0.76           $   1.06
Basic earnings per share - pro forma                $   0.70           $   1.01

Diluted earnings per share - as reported            $   0.73           $   1.02
Diluted earnings per share - pro forma              $   0.67           $   0.98

       Because the SFAS No. 123 method has not been applied to stock options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rate of 4.69%, 5.41%, and 6.21%; expected volatility of 65%, 32%, and 20%; dividend yield of 1.98%, 1.42%, and 2.00%; and an expected life of seven years.

       A summary of activity under the various stock option plans for the years ended December 31, 1998, 1997, and 1996 follows:


================================================================================
                                                                      WEIGHTED
                                                                      AVERAGE
                                                                      EXERCISE
OPTION PRICE                                        $4.81-$23.75       PRICES
================================================================================
Options outstanding December 31, 1995                   625,457       $  4.92
================================================================================
     Granted                                            941,098         14.40
     Exercised                                          (27,081)         4.91
     Forfeited                                          (11,797)         4.81
--------------------------------------------------------------------------------
Options outstanding December 31, 1996                 1,527,677       $ 10.77
================================================================================
     Granted                                             50,716         18.37
     Exercised                                          (87,763)         4.81
     Forfeited                                          (43,864)        12.02
--------------------------------------------------------------------------------
Options outstanding December 31, 1997                 1,446,766       $ 11.36
================================================================================
     Granted                                            141,044         19.61
     Exercised                                          (55,543)         5.61
     Forfeited                                          (64,431)        13.29
--------------------------------------------------------------------------------
Options outstanding December 31, 1998                 1,467,836       $ 12.28
================================================================================
Options exercisable December 31, 1998                   706,053       $  9.70
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

16. SEGMENT REPORTING:

       SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 introduces a new model for segment reporting, called the "management approach." The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on product and services, geography, legal structure, management structure - any manner in which management disaggregates a company. The Company's segment reports follow:

                                                       FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------------------------------------------
                                                 1998                                       1997
                                  -------------------------------------   ------------------------------------------
                                    BANKING     MORTGAGE                   BANKING       MORTGAGE
(IN THOUSANDS)                    OPERATIONS   OPERATIONS  CONSOLIDATED   OPERATIONS    OPERATIONS     CONSOLIDATED
                                  -------------------------------------   ------------------------------------------
Net interest income
  after provision
   for loan losses                $   62,085   $  5,065    $   67,150     $   65,571    $  3,217     $     68,788

Noninterest income:
  Servicing fees, net                (2,832)      6,426         3,594        (2,577)       7,762            5,185
  Net gain on sale of
     mortgage loans                  (1,297)     12,139        10,842          (811)       5,804            4,993
  Other                               12,619      (109)        12,510         11,396           1           11,397
                                  -------------------------------------   ------------------------------------------
    Total noninterest income           8,490     18,456        26,946          8,008      13,567           21,575
                                  -------------------------------------   ------------------------------------------

Noninterest expense:
  Compensation and
     employee benefits                25,369     12,497        37,866         24,333       8,636           32,969
  Other                               33,215      6,789        40,004         26,893       6,186           33,079
                                  -------------------------------------   ------------------------------------------
    Total noninterest expense         58,584     19,286        77,870         51,226      14,822           66,048
                                  -------------------------------------   ------------------------------------------

Income before
   income taxes                       11,991      4,235        16,226         22,353       1,962           24,315
Income tax provision                   3,812      1,482         5,294          7,282         664            7,946
                                  -------------------------------------   ------------------------------------------

Net income                        $    8,179   $  2,753    $   10,932     $   15,071    $  1,298     $     16,369
                                  =====================================   ==========================================

Total assets                      $2,106,127   $151,372    $2,257,499     $2,199,425    $ 69,170     $  2,268,595
                                  =====================================   ==========================================


                                       FOR THE YEAR ENDED DECEMBER 31,
---------------------------------------------------------------------------------
                                                      1996
                                  -----------------------------------------------
                                     BANKING        MORTGAGE
(IN THOUSANDS)                      OPERATIONS     OPERATIONS      CONSOLIDATED
                                  -----------------------------------------------
Net interest income
  after provision
   for loan losses                  $ 57,565       $ 2,788         $  60,353

Noninterest income:
  Servicing fees, net                 (2,124)        7,279             5,155
  Net gain on sale of
     mortgage loans                     (423)        2,479             2,056
  Other                                8,475           (13)            8,462
                                  -----------------------------------------------
    Total noninterest income           5,928         9,745            15,673
                                  -----------------------------------------------

Noninterest expense:
  Compensation and
     employee benefits                20,237         5,347            25,584
  Other                               31,130         5,193            36,323
                                  -----------------------------------------------
    Total noninterest expense         51,367        10,540            61,907
                                  -----------------------------------------------

Income before
   income taxes                       12,126         1,993            14,119
Income tax provision                   4,081           700             4,781
                                  -----------------------------------------------

Net income                          $  8,045       $ 1,293         $   9,338
                                  ===============================================
Total assets

17. ACQUISITIONS:

       On March 31, 1998, Commonwealth Bank acquired certain assets and the Annandale, Virginia office of Edmunds Financial Corporation d/b/a Service First Mortgage. Under the terms of the transaction, this operation conducts business under the ComNet Mortgage Services name.

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

       On June 28, 1996, the Company completed the acquisition of twelve branch offices of Meridian Bank located in Berks County (ten offices) and Lebanon County (two offices), Pennsylvania from CoreStates Bank (the "Berks Acquisition"). In connection with this transaction, the Company assumed approximately $380 million of deposits and acquired approximately $122 million of single-family residential, commercial, and consumer loans. In addition, Commonwealth received approximately $3 million of real property and approximately $216 million of cash, net of a deposit premium of approximately $38 million.

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

Theodore T. Aicher                                    Vice President, Treasurer
Ellen L. Benson                                 Vice President, Human Resources
Paul Donovan                                   Vice President, Consumer Lending
James L. Jillson                                Vice President, Consumer Credit
Robert D. Kane                                       Vice President, Controller
Kathleen J. Lippincott              Vice President, Operations Support Services
Brian J. Maguire                                      Vice President, Marketing
Karen S. Magurn                             Vice President, Supermarket Banking
Malcolm W. MacKellar                         Vice President, Commercial Lending
William P. Mulholland                           Vice President, General Auditor
Cynthia Mullen                                  Vice President, Service Quality
James E. Schwartz                           Vice President, Traditional Banking
Rose Marie J. Smith                     Vice President, Administrative Services
Nicholas J. Wright                 Vice President, Network and Desktop Services

COMNET MORTGAGE SERVICES OFFICERS
A division of Commonwealth Bank

Peter A. Kehoe                                                        President
Katherine M. Solomon                 Senior Vice President, Loan Administration
Tracy L. Johnson                         Vice President, Residential Operations

* Director Emeritus

CORPORATE INFORMATION
ANNUAL MEETING:
April 20, 1999 at 9:00 am
The Plymouth Country Club, Plymouth and Belvoir Roads
Norristown, PA  19404

TRANSFER AGENT AND REGISTRAR:
Address changes and all shareholder inquiries should be directed to:
Registrar & Transfer Company
10 Commerce Drive, Cranford, NJ 07016
1-800-368-5948

INVESTOR INFORMATION:
Analysts, investors and others requesting additional financial information may contact:
Charles M. Johnston, Chief Financial Officer
Commonwealth Bancorp, Inc.
2 West Lafayette Street, Norristown, Pennsylvania  19401-4758
610-313-2189

COMMONWEALTH NEWS RELEASES:
Copies of the Company's recent news releases, including quarterly earnings releases, can be transmitted at no charge via fax by calling "Company News On Call" at 1-800-758-5804 ext. 110634 or through our website at www.CommonwealthBank.com.

MARKET FOR COMMON STOCK:
Commonwealth Bancorp, Inc.'s common stock is traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System under the symbol "CMSB". At December 31, 1998, the 14,721,408 shares of common stock were held by 5,820 holders of record, which does not reflect the number of beneficial owners of the common stock.

The following table sets forth the reported high and low sale prices of a share of common stock during the periods indicated.

Quarter Ended:                                               Dividends Declared
                                 High            Low              Per Share

1997
    -----------------------------------------------------------------------
   March 31                     $16.000        $14.625                $0.07
   June 30                       16.625         13.500                 0.07
   September 30                  19.500         15.750                 0.07
   December 31                   21.500         17.375                 0.07
1998
    -----------------------------------------------------------------------
   March 31                      22.500         18.625                 0.08
   June 30                       24.563         21.313                 0.08
   September 30                  23.500         13.375                 0.08
   December 31                   16.000         10.422                 0.08

AUDITORS:
Arthur Andersen LLP, 1601 Market Street, Philadelphia, Pennsylvania 19103

LEGAL COUNSEL:
Pepper, Hamilton & Scheetz
2 Logan Square, Philadelphia, Pennsylvania  19141

SPECIAL COUNSEL:
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street NW, Washington, DC  20005

===============================================================================
                                                     Printed on recycled paper.

COMMONWEALTH WEBSITE:                                COMNET WEBSITE:
http://www.CommonwealthBank.com                      http://www.ComMortgage.com

BRANCH INFORMATION  Commonwealth Bancorp, Inc. and Subsidiaries

LOCATIONS OF
COMMONWEALTH BANK

-  CORPORATE HEADQUARTERS
   Commonwealth Bank Plaza
   2 West Lafayette Street
   Norristown, PA 19401-4758

BERKS COUNTY

-  BIRDSBORO
   350 West Main Street

-  EXETER
    4215Perkiomen Avenue

-   HEIDELBERG
    4641 Penn Avenue

-   KUTZTOWN
    601 East Main Street

-   MOHNTON
    14 West Wyomissing Avenue

-   READING (4)
     -  830 Lancaster Avenue
     -  2040 Centre Avenue
     -  445 Penn Street
     -  956 North Ninth Street

-   SINKING SPRING
    Giant Food Stores
    Spring Towne Center

-   TEMPLE
    4950 Kutztown Road

-   WYOMISSING
    Wyomissing Hills Professional Center

BUCKS COUNTY

-   FAIRLESS HILLS
    Giant Food Stores
    Fairless Hills Shopping Center

-   PENNDEL
    U.S. #1 & Durham Road

-   SOUDERTON
    705 Route 113

-   SOUTHAMPTON
    Giant Food Stores
    Southampton Shopping Center

-   WARMINSTER
    Giant Food Stores
    Cedar Point Plaza

-   WARRINGTON
    Redner's Warehouse Market
    Doylestown Pointe

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

-   ROYERSFORD
     Limerick Square

-   SPRING HOUSE
    Clemens Markets
    Spring House Center

-   TRAPPE
    Trappe Shopping Center

-   TROOPER (2)
     -  Park Ridge Shopping Center
     -  Giant Food Stores
        Audubon Square Shopping Center

PHILADELPHIA COUNTY

- PHILADELPHIA (11)
     -  3292 Red Lion Road
     -  8729 Frankford Ave.
     -  7149 Frankford Ave.
     -  7425 Frankford Ave.
     -  2501 Welsh Road
     -  6537 Castor Ave.
     -  6958 Torresdale Ave.
     -  Gross' Thriftway
     -  Port Richmond Village
     -  ShopRite Food Stores
        Boulevard Plaza
        Lawndale Plaza
     -  Superfresh
        Cottman & Bustleton Center

Office Listings as of March 1, 1999

- 40 Traditional Branches

  20 Supermarket Branches

* Corporate Headquarters

LOCATIONS OF COMNET
MORTGAGE SERVICES

    -   Conshohocken, PA
    -   Fairfax, VA
    -   Horsham, PA
    -   Lebanon, NJ
    -   Mt. Laurel, NJ
    -   Norristown, PA
    -   Reading, PA
    -   Warwick, RI

LOCATIONS OF
HOMESTEAD MORTGAGE

    -   Baltimore, MD
    -   Bethesda, MD
    -   Millersville, MD

LOCATIONS OF
COMMONWEALTH BANK
COMMERCIAL BANKING
OFFICES

    -   Norristown, PA
    -   Reading, PA

COM-LINE(R)

 24 Hour Automated Service Line
 1-800-327-9885

   www.CommonwealthBank.com

                                                                              61