Form 10-K, Exhibit 13
period 2000-12-31
COMMONWEALTH BANCORP INC
filed 2001-03-16
CIK 1005126

                           COMMONWEALTH BANCORP, INC. [LOGO]  2000 ANNUAL REPORT
                                                                [Pillar Graphic]

                                TABLE OF CONTENTS


Selected Financial Highlights........................................    Page  1
Letter to Shareholders...............................................    Page  2
Detailed Financial Highlights........................................    Page 12
Management's Discussion and Analysis.................................    Page 13
Report of Management.................................................    Page 29
Independent Accountants' Internal Control Report.....................    Page 30
Report of Independent Public Accountants.............................    Page 31
Consolidated Financial Statements....................................    Page 32
Directors and Officers...............................................    Page 59
Corporate Information................................................    Page 59
Locations............................................................    Page 60
Bank Locations Map...................................................    Page 61


  Commonwealth Bancorp, Inc., with consolidated assets of $1.9 billion, is the holding company for Commonwealth Bank, which has 60 branches throughout southeast Pennsylvania.

SELECTED FINANCIAL HIGHLIGHTS
(dollars in thousands, except per share and ratio data)


-----------------------------------------------------------------------------------------------------------------------
AT YEAR END                                                                         2000          1999          1998
Total assets                                                                     $1,869,510    $1,922,396    $2,257,499
Loans receivable, net                                                             1,416,110     1,361,430     1,338,177
Deposit accounts                                                                  1,454,592     1,503,746     1,605,299
Shareholders' equity                                                                160,453       152,365       192,178

-----------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net income                                                                       $   15,270    $   16,668    $   10,932
Diluted earnings per share                                                             1.39          1.32          0.73
Dividends per share                                                                    0.44          0.36          0.32

-----------------------------------------------------------------------------------------------------------------------
FINANCIAL RATIOS(1)
Return on assets                                                                       0.81%         0.80%         0.47%
Return on equity                                                                       9.99          9.76          5.39
Net interest margin(2)                                                                 4.28          3.67          3.27
Nonperforming assets to total assets at end of period                                  0.57          0.54          0.49
Allowance for loan losses to total loans held for investment at end of period          0.78          0.76          0.71
Total risk-based capital to risk-weighted assets at end of period(3)                  11.29         11.29         11.55
Book value per share at end of period                                                 14.19         12.77         13.05


(1) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

(2) Taxable equivalent basis.

(3) Represents ratio for Commonwealth Bank.

LETTER TO SHAREHOLDERS Commonwealth Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------


                                                   [PHOTO OF CHARLES H. MEACHAM]
                                                    CHARLES H. MEACHAM,
                                                    CHAIRMAN OF THE BOARD AND
                                                    CHIEF EXECUTIVE OFFICER
DEAR SHAREHOLDERS,
CUSTOMERS AND FRIENDS:

Commonwealth Bancorp, Inc. achieved its second consecutive year of record earnings per share in 2000, recording net income of $15.3 million, or $1.39 per common share. These results compared to net income of $16.7 million, or $1.32 per common share, in 1999.

On a business segment basis, the Community Banking segment achieved significant growth in earnings, increasing net income from $11.9 million, or $0.94 per common share, in 1999, to $15.7 million, or $1.42 per common share, in 2000. Primarily reflecting the unfavorable interest rate environment for mortgage originations throughout much of 2000 and the sale of Commonwealth's third party mortgage servicing portfolio in 1999, the net loss relating to the Mortgage Banking segment was $0.4 million, or $0.04 per common share, in 2000, compared to net income of $4.8 million, or $0.38 per common share, in 1999.

Commonwealth's focus during 2000 continued to be on the execution of its core business strategy. This strategy, begun several years ago, involves transitioning the Company's business mix from that of a traditional thrift towards one more reflective of a community bank. Central to this concept is a balanced focus on the retail and commercial banking businesses. In these areas, Commonwealth's accomplishments during 2000 included the following:

- Consumer loans increased 19% to $384 million at year-end 2000, compared to $322 million at year-end 1999. Most of the growth in this area was in second mortgage loans. Consumer loans comprised 27% of total loans at December 31, 2000, compared to 23% at the end of 1999.

- Commercial loans increased to $244 million at the end of the year, 28% above the year-end 1999 level of $190 million. Asset quality in this portion of the portfolio remains excellent. Commercial loans accounted for 17% of total loans at year-end 2000, up from 14% at the end of 1999.

- Commonwealth's branch network was repositioned in 2000 to better serve our customers. During the year, we opened two new branches in key markets and sold two in non-strategic locations. At year-end 2000, Commonwealth had 41 traditional branches and 19 supermarket branches in southeast Pennsylvania.

- The acquisition of certain business interests of the Tyler Group, a firm offering financial planning and investment advisory services, was completed in 2000. We are excited about the long-term growth potential of this sector of the financial services industry and believe that Tyler Wealth Counselors, Inc., the subsidiary through which we market these services, is well positioned to benefit from that growth. Revenue relating to this business totaled $1.1 million in 2000.

Shortly after year-end 2000, Commonwealth announced the restructuring of its mortgage banking business. Under the restructuring, Commonwealth entered into an agreement with American Home Mortgage Holdings, Inc. to sell its five mortgage loan production offices in Pennsylvania and Maryland. The sale is expected to close in the first quarter of 2001. As part of this agreement, American Home Mortgage Holdings, Inc. will process future mortgage loan referrals relating to Commonwealth customers.

In addition, Commonwealth entered into a subservicing arrangement with a third party through which that entity will service mortgage loans for Commonwealth. The transfer of servicing activities is expected to occur in the first half of 2001. Commonwealth will record a one-time pretax charge of between $2.0 million and $2.5 million in the first quarter of 2001 to reflect severance and other expenses associated with this restructuring.

The decision to restructure our mortgage banking business represents the final phase of our multi-year strategy to transition Commonwealth's business mix from that of a traditional thrift to one more reflective of a community bank. In recent years, the cyclical and commodity-like nature of the mortgage banking business has increased to the point where it is no longer an ideal fit with Commonwealth's profile as a community bank. This action will enable Commonwealth to better focus its resources toward its core businesses of retail and commercial banking.

In addition to the execution of our fundamental business strategy, a critical component of Commonwealth's success in recent years has been the effective management of its balance sheet. These activities have been directed toward improving the net interest margin and return on equity, while prudently managing Commonwealth Bank's regulatory capital position.

With respect to the net interest margin, we have focused on increasing attractively priced assets such as consumer and commercial loans, while reducing Commonwealth's investment in mortgages and mortgage-backed securities. On the funding side, our focus has been on increasing the proportion of attractively-priced demand, savings and money market deposits, while decreasing reliance on higher-priced certificates of deposit and wholesale borrowings. Our success in this area has been remarkable, as the net interest margin on a fully taxable equivalent basis improved to 4.28% in 2000, from 3.67% in 1999 and 3.27% in 1998.

With respect to return on equity, we have focused on more closely aligning Commonwealth's capital level with the requirements of our businesses. In this regard, we purchased $10 million, or 0.7 million shares, of Commonwealth common stock during 2000. This brought total purchases of treasury stock over the past three years to $94 million, or 5.2 million shares. These purchases have contributed to the near doubling of Commonwealth's return on equity over the past few years to 9.99% in 2000.

Underlying Commonwealth's balance sheet strategies has been the prudent management of Commonwealth Bank's regulatory capital position. At year-end 2000, Commonwealth Bank's core and risk-based capital ratios were 7.0% and 11.3%, respectively. These levels were well above the regulatory guidelines for well-capitalized institutions.

Over the past few years, Commonwealth's business strategy has required that every facet of the organization adapt to a significant amount of change. It has not always been easy. However, guiding us through these turbulent times have been our fundamental business philosophies, which have remained constant. These philosophies include a commitment to maximizing shareholder value through our core businesses of retail and commercial banking, while emphasizing prudent risk management, effective capital management and superior customer service.

The Board of Directors and management are proud of Commonwealth's progress in 2000, and recognize the important role that our employees have played in this regard. Their dedication, professionalism and commitment to customer service have been critical to our past accomplishments, and represent the key to future achievements as well.

Sincerely,

/s/ Charles H. Meacham

Charles H. Meacham
Chairman of the Board and Chief Executive Officer

COMMUNITY BANKING -RETAIL


Commonwealth's retail branches represent the foundation of its retail banking strategy. At year-end 2000, Commonwealth operated 60 retail branch offices in its southeast Pennsylvania market area of Berks, Bucks, Chester, Delaware, Montgomery and Philadelphia Counties. Each branch is designed to offer a significant array of financial products and services and provide a more personalized approach to customer service relative to larger regional and national institutions.

There were a number of meaningful accomplishments in retail banking over the past year.

- Commonwealth opened two new branches in 2000, including one in Center City Philadelphia, and sold two in non-strategic locations in Lehigh County.

- Consumer loans increased by 19% to $384 million at the end of 2000, compared to $322 million at the end of 1999. Most of the growth in this area has been in second mortgage loans, where Commonwealth's position is typically secured by a lien on the primary residence of the borrower. Consumer loans comprised 27% of total loans at December 31, 2000, compared to 23% at the end of 1999.

- Checking accounts, which consumers tend to view as their primary banking relationship, grew 11% to approximately 109,000 as of December 31, 2000.

- Deposit fees and related income increased by 17% from $10.1 million in 1999 to $11.8 million in 2000.

- Commonwealth acquired certain business interests of the Tyler Group in 2000. Tyler offers financial planning and investment advisory services to individual and small business clients in southeast Pennsylvania. We believe that Tyler Wealth Counselors, Inc., the subsidiary through which we market these services, is well positioned to benefit from growth in this sector of the financial services industry. Revenue relating to this business totaled $1.1 million in 2000.



                             [COLLAGE OF PAMPHLETS]

        [PHOTO OF WILLIAM J. MONNICH, KAREN S. MAGURN, BRIAN J. MAGUIRE]

SENIOR VICE PRESIDENT, WILLIAM J. MONNICH, (LT), AND VICE PRESIDENTS KAREN S. MAGURN AND BRIAN J. MAGUIRE, REVIEW MARKETING MATERIALS RELATING TO COMMONWEALTH BANK'S "UNCOMMONLY COMMONWEALTH" BRANDING CAMPAIGN. THIS CAMPAIGN, LAUNCHED IN 2000, FOCUSES ON THE MANY UNIQUE WAYS IN WHICH COMMONWEALTH SERVES ITS CUSTOMERS.


Technology represents an important part of Commonwealth's retail banking strategy. In 2000, Commonwealth implemented check image technology, which significantly improved the quality of our customer statements. Commonwealth OnLine, our internet banking service, has enjoyed good acceptance since its introduction in 1999 and now serves over 6,000 customers. Through this service, customers can access their accounts, print account information, transfer money between accounts, pay bills and even track their investment portfolio. Commonwealth OnLine gives our customers the flexibility to bank whenever it is convenient for them, 24 hours a day, 7 days a week.

Another key aspect of Commonwealth's retail banking strategy involves supermarket banking. Of Commonwealth's 60 branch locations at year-end 2000, 19 were in supermarket locations. Supermarket branches represent a low-cost way to enter new markets, while increasing customer convenience and generating growth.

Core deposits in supermarket branches totaled $100 million at the end of 2000, an increase of 18% from $85 million at the end of 1999. Consumer loan originations in supermarket branches increased 5% to $43 million in 2000, compared to $41 million in 1999.

Further expansion and strengthening of the retail branch network will be a key priority for Commonwealth in the coming years. During 2001, two traditional branches will relocate to better facilities and one new supermarket branch is scheduled to open. Commonwealth will also continue to evaluate opportunities to improve the branch network through acquisitions. While this latter activity is inherently difficult to predict, Commonwealth will be opportunistic should an appropriate situation arise. Whether through internal growth or acquisition, the overriding objectives of branch expansion will be increasing customer convenience and improving profitability.


YEAR-END
CONSUMER LOANS

[BAR CHART]

YEAR
1998     $240 MILLION
1999     $322 MILLION
2000     $384 MILLION


NET INTEREST
MARGIN

[BAR CHART]

YEAR
1998    3.27%
1999    3.67%
2000    4.28%


YEAR-END
CORE DEPOSITS

[BAR CHART]

YEAR
1998    $938 MILLION
1999    $944 MILLION
2000    $960 MILLION


COMMONWEALTH HAS ACHIEVED GROWTH IN CONSUMER LOANS AND CORE DEPOSITS WHICH HAS CONTRIBUTED TO THE IMPROVEMENT IN THE NET INTEREST MARGIN. CORE DEPOSITS REPRESENT DEMAND, SAVINGS AND MONEY MARKET DEPOSITS. THE NET INTEREST MARGIN REPRESENTS NET INTEREST INCOME, ON A TAXABLE EQUIVALENT BASIS, AS A PERCENTAGE OF AVERAGE INTEREST-EARNING ASSETS.

[PHOTO OF THOMAS GOLDSMITH, ALBERT JONES, JAMES OVERSTREET, AND PATRICK J. WARD]

COMMONWEALTH MADE SIGNIFICANT PROGRESS IN EXPANDING ITS COMMERCIAL LENDING BUSINESS, INCLUDING COMMERCIAL REAL ESTATE LOANS, IN 2000. THOMAS GOLDSMITH, PRESIDENT OF FLAGSHIP CAPITAL MANAGEMENT, ALBERT JONES, COMMONWEALTH BANK REGIONAL VICE PRESIDENT, JAMES OVERSTREET, INVESTOR, AND PATRICK J. WARD, COMMONWEALTH PRESIDENT AND CHIEF OPERATING OFFICER (LT TO RT), REVIEW BUILDING PLANS FOR A 60,000 SQ. FT. "Class A" OFFICE BUILDING IN MEDIA, PENNSYLVANIA. COMMONWEALTH BANK PROVIDED THE CONSTRUCTION FINANCING FOR THE PROJECT, WHICH IS NEARING COMPLETION.


COMMUNITY BANKING-COMMERCIAL

A key aspect of Commonwealth's transition from a traditional thrift to a community bank has been the development of a commercial banking function to meet the needs of small and lower middle market businesses. Similar to the Bank's focus in retail banking, Commonwealth's strategy in the commercial area has been directed toward building a full-service institution offering a broad array of products and services. Relative to larger regional and national banks, Commonwealth emphasizes timely localized decision making and a more personalized approach to professional customer service.


Commonwealth is committed to offering the best possible products and services to our business customers. In 2000, for example, Commonwealth introduced a state-of-the-art remittance processing product which enables clients to view items and related correspondence deposited in their lock box on a real-time basis throughout the business day. Our full complement of image-based, web-connected cash management products contributed to a $35 million, or 25%, increase in business deposits to $179 million at year-end 2000.

YEAR-END
COMMERCIAL LOANS

[BAR CHART]

YEAR
1998    $139 MILLION
1999    $190 MILLION
2000    $244 MILLION


YEAR-END
NONPERFORMING
COMMERCIAL LOANS

[BAR CHART]

YEAR
1998    $3.3 MILLION
1999    $1.4 MILLION
2000    $1.0 MILLION


YEAR-END
COMMERCIAL DEPOSITS

[BAR CHART]

YEAR
1998    $119 MILLION
1999    $144 MILLION
2000    $179 MILLION


COMMONWEALTH HAS ACHIEVED SIGNIFICANT GROWTH IN COMMERCIAL LOANS WHILE DECREASING NONPERFORMING COMMERCIAL LOANS SINCE YEAR-END 1998. COMMERCIAL DEPOSITS, INCLUDING COMMERCIAL REPURCHASE BALANCES, ALSO ACHIEVED A MEANINGFUL INCREASE SINCE YEAR-END 1998.

The quality and professionalism of the commercial banking relationship staff continued to improve during the past year. As our success and reputation in the commercial banking business has grown, the recruiting of proven business developers to Commonwealth has been facilitated. In this regard, we made a number of important additions to the commercial banking relationship staff in 2000, and expect to make several more in 2001. As we enter 2001, the Company has 15 commercial lenders and five cash management officers. These individuals provide customers with the value and perspective of an average 17 years banking experience, much of which was obtained in large commercial bank environments.

Commonwealth's target market is comprised of small and lower middle market businesses in southeast Pennsylvania. The typical commercial customer has annual revenues of $50 million or less, with credit requirements of $10 million or less. Although the Bank has the legal lending capacity to extend credit in larger amounts, most of Commonwealth's approximately 700 business credit relationships are under $1.0 million, reflecting the Company's prudent risk management and the relatively modest credit needs, in absolute terms, of small business borrowers.

     [PHOTO OF DON BRUCE, JAMES GIERLICH, PETER J. CONNORS, AND ERIC LONG]

DON BRUCE (RT), VICE PRESIDENT OF REMCON PLASTICS INC., INSPECTS AN UNDERGROUND CONTAINMENT TANK END CAP WITH (LT TO RT) COMMONWEALTH BANK REGIONAL VICE PRESIDENT JAMES GIERLICH, REMCON PRESIDENT PETER J. CONNORS, AND COMMONWEALTH REGIONAL VICE PRESIDENT ERIC LONG. REMCON, AN ISO 9001 CERTIFIED COMPANY, WHICH RANKS AS A LEADING MANUFACTURER OF MATERIAL HANDLING CONTAINERS FOR THE FOOD, PHARMACEUTICAL, AND INDUSTRIAL MARKETS, MAINTAINS ITS COMMERCIAL BANKING RELATIONSHIP WITH COMMONWEALTH BANK.


Commonwealth made significant progress in expanding its commercial lending business in 2000. Commercial loans increased 28% from $190 million at year-end 1999, to $244 million at December 31, 2000, and commercial loan commitments exceeded $300 million at year-end 2000. An important portion of this growth was related to not-for-profit organizations, where Commonwealth has developed specialized lending expertise to address the particular needs of institutions in this growing niche.

Importantly, growth in commercial lending has been achieved while properly managing the related credit risk. Commercial net credit losses totaled a modest $0.2 million in 2000, or 0.11% of average commercial loans. Nonperforming commercial loans totaled only $1.0 million, or 0.42%, of the commercial loan portfolio at year-end 2000. Through maintenance of a high-quality portfolio, Commonwealth is well positioned to gain market share from competitors distracted with high levels of problem assets.

MORTGAGE BANKING

Operating under the trade names of ComNet Mortgage Services and Homestead Mortgage, Commonwealth originated mortgages totaling $415 million in 2000. This compared to originations of $621 million in 1999. The decrease was primarily attributable to the unfavorable interest rate environment for mortgage originations throughout most of 2000. Largely as a result of the decrease in production volume and the sale of Commonwealth's third party mortgage servicing portfolio in 1999, net income attributable to the mortgage banking business segment decreased from $4.8 million in 1999 to a loss of $(0.4) million in 2000.

Shortly after year-end 2000, Commonwealth announced the restructuring of its mortgage banking business. Under the restructuring, Commonwealth entered into an agreement with American Home Mortgage Holdings, Inc. to sell its mortgage loan production offices in Norristown, Pennsylvania; Horsham, Pennsylvania; Millersville, Maryland; Bethesda, Maryland and Baltimore, Maryland. The sale is expected to close in the first quarter of 2001. As part of this agreement, American Home Mortgage Holdings, Inc. will process future mortgage loan referrals relating to Commonwealth customers. In addition, Commonwealth entered into a sub-servicing arrangement with a third party through which that entity will service mortgage loans for Commonwealth. The transfer of servicing activities is expected to occur in the first half of 2001. Commonwealth will record a one-time pretax charge of between $2.0 million and $2.5 million in the first quarter of 2001 to reflect severance and other expenses associated with this restructuring.

The decision to restructure our mortgage banking business represents the final phase of Commonwealth's multi-year strategy to transition its business mix from that of a traditional thrift to one more reflective of a community bank. In recent years, the cyclical and commodity-like nature of the mortgage banking business has increased to the point where it is no longer an ideal fit with Commonwealth's profile as a community bank. These actions will enable Commonwealth to better focus its resources on its core retail and commercial banking businesses.


MORTGAGE BANKING
SEGMENT NET INCOME

[BAR CHART OMITTED]

YEAR
1998    $2.8 MILLION
1999    $4.8 MILLION
2000    $(0.4) MILLION

COMPARED TO 1999, NET INCOME RELATING TO COMMONWEALTH'S MORTGAGE BANKING SEGMENT DECREASED IN 2000 AS A RESULT OF LOWER MORTGAGE ORIGINATIONS AND SALE OF THE THIRD PARTY MORTGAGE SERVICING PORTFOLIO IN 1999.

        [PHOTO OF THOMAS FORKER, DR. GARRETT BRODEUR, CHARLES JOHNSTON,
                             AND BETTE JEAN CLARKE]

THOMAS FORKER (LT), VICE PRESIDENT COMNET MORTGAGE SERVICES AND CHARLES JOHNSTON (CTR, RT), SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER FOR COMMONWEALTH BANK, ALONG WITH COMNET'S BETTE JEAN CLARKE (RT), PRESENT A CHECK FOR $25,486 TO PEDIATRIC CANCER RESEARCHER DR. GARRETT BRODEUR (CTR, LT), ONCOLOGY DIVISION CHIEF OF THE CHILDREN'S HOSPITAL OF PHILADELPHIA. COMMONWEALTH AND COMNET'S ANNUAL "TEE IT UP FOR KIDS" GOLF OUTING HAS RAISED OVER $141,000 FOR THE HOSPITAL'S CANCER RESEARCH CENTER.


COMMUNITY ACTIVITIES

As a community bank, Commonwealth reflects the strength of the communities it serves. In a very real sense, the Bank's financial performance is related to the well being of the neighborhoods in which we do business. A key aspect of maintaining strong and healthy communities involves having a sufficient quantity of affordable housing available to meet the needs of lower income families. Recognizing this fundamental relationship, Commonwealth's equity investments in lower income housing projects totaled $5.0 million at December 31, 2000.

Commonwealth's commitment to the community also includes the support, financial and otherwise, of a number of organizations and events, each having a similar goal of making our community a better place to live and work. Among the more meaningful of Commonwealth's donations and involvements in 2000 were for the benefit of the Children's Hospital of Philadelphia, Montgomery County Cultural Center, Ken Crest Centers, Police Athletic League of Philadelphia, Lifepath, Phoenixville Area YMCA, Greater Plymouth Community Center, Paoli Memorial Hospital Foundation, Norristown Ministries, United Cerebral Palsy Association of Philadelphia and The Association for Independent Growth.

DETAILED FINANCIAL HIGHLIGHTS Commonwealth Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------


SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

   The following selected consolidated financial and other data of the Company does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein including without limitation the Consolidated Financial Statements.


                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
                                                                          DECEMBER 31,
                                              ------------------------------------------------------------------

SELECTED FINANCIAL CONDITION DATA:               2000          1999          1998          1997          1996
----------------------------------------------------------------------------------------------------------------
Cash, interest-bearing deposits and
     short-term investments                   $   66,700    $   61,751    $  106,677    $   53,938    $   60,102
Mortgage loans held for sale                      43,007        24,005       120,642        37,574        17,335
Investment securities                             14,051        68,219        34,515        51,326        53,935
Mortgage-backed securities                       202,700       290,954       524,141       735,291       752,707
Loans receivable, net                          1,416,110     1,361,430     1,338,177     1,260,841     1,113,114
Intangible assets                                 30,450        33,048        39,830        45,244        51,220
Other assets                                      96,492        82,989        93,517        84,381        71,548
----------------------------------------------------------------------------------------------------------------
Total assets                                  $1,869,510    $1,922,396    $2,257,499    $2,268,595    $2,119,961
----------------------------------------------------------------------------------------------------------------

Deposit accounts                              $1,454,592    $1,503,746    $1,605,299    $1,552,824    $1,491,450
FHLB advances                                    171,666       127,000       240,500       213,000       175,000
Other borrowings                                  52,830       109,076       166,000       246,099       176,674
Other liabilities                                 29,969        30,209        53,522        41,820        44,913
----------------------------------------------------------------------------------------------------------------
Total liabilities                              1,709,057     1,770,031     2,065,321     2,053,743     1,888,037
Shareholders' equity                             160,453       152,365       192,178       214,852       231,924
----------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity    $1,869,510    $1,922,396    $2,257,499    $2,268,595    $2,119,961
================================================================================================================

                                                                            YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------------
SELECTED OPERATING DATA:                         2000          1999          1998          1997          1996
----------------------------------------------------------------------------------------------------------------
Interest income                               $  135,762    $  140,772    $  158,104    $  155,243    $  127,306
Interest expense                                  62,306        70,159        87,454        84,855        66,352
----------------------------------------------------------------------------------------------------------------
Net interest income                               73,456        70,613        70,650        70,388        60,954
Provision for loan losses                          5,250         4,000         3,500         1,600           601
----------------------------------------------------------------------------------------------------------------
Net interest income after provision for
     loan losses                                  68,206        66,613        67,150        68,788        60,353
Net gain on sale of mortgage loans                 5,097        11,681        10,842         4,993         2,056
Other noninterest income                          17,266        18,446        16,104        16,582        13,617
Amortization of intangible assets                  4,928         4,823         5,413         5,990         4,542
Noninterest expenses, exclusive of
     amortization of intangible assets            64,865        68,441        72,457        60,058        57,365
----------------------------------------------------------------------------------------------------------------
Income before income taxes                        20,776        23,476        16,226        24,315        14,119
Income taxes                                       5,506         6,808         5,294         7,946         4,781
----------------------------------------------------------------------------------------------------------------
Net income                                    $   15,270    $   16,668    $   10,932    $   16,369    $    9,338
================================================================================================================
Diluted earnings per common share             $     1.39    $     1.32    $     0.73    $     1.02    $     0.72
================================================================================================================
Dividends per share                           $     0.44    $     0.36    $     0.32    $     0.28    $     0.24
================================================================================================================

                                                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------------
PERFORMANCE RATIOS:(2)                                                  2000        1999        1998        1997        1996
----------------------------------------------------------------------------------------------------------------------------
Return on assets                                                        0.81%       0.80%       0.47%       0.73%       0.51%
Return on equity                                                        9.99        9.76        5.39        7.56        4.97
Net interest margin(3)                                                  4.28        3.67        3.27        3.36        3.54
ASSET QUALITY RATIOS:
Nonperforming assets to total assets at end
    of period(4)                                                        0.57        0.54        0.49        0.42        0.43
Allowance for loan losses to total loans held
    for investment at end of period                                     0.78        0.76        0.71        0.71        0.89
CAPITAL AND OTHER RATIOS:
Equity to assets at end of period                                       8.58        7.93        8.51        9.47       10.94
Core capital to adjusted total assets at end of period(5)               7.04        6.42        5.91        6.58        6.64
Risk-based capital to risk-weighted assets at end of period(5)         11.29       11.29       11.55       13.35       14.17


OTHER DATA:
Number of full-service customer facilities(6)                             60          60          60          56          53

(1) Adjusted to reflect the conversion of 2.0775 shares of Company common stock for each share of Bank common stock.

(2) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

(3) Net interest margin represents net interest income, on a taxable equivalent basis, as a percentage of average interest-earning assets.

(4) Nonperforming assets consist of nonaccrual loans, real estate and other assets acquired through foreclosure or by deed in-lieu thereof and nonperforming investment securities.

(5) Represents ratios for Commonwealth Bank.

(6) Includes fourteen, seventeen, twenty, twenty, and nineteen supermarket branch offices at December 31, 1996, 1997, 1998, 1999, and 2000, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS.



GENERAL

   Commonwealth Bancorp, Inc. ("Commonwealth" or the "Company"), a Pennsylvania corporation, is the holding company for Commonwealth Bank (the "Bank"). During January 2001, the Bank converted to a Pennsylvania chartered savings bank, primarily regulated by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation ("FDIC") from a federally chartered savings bank, primarily regulated by the Office of Thrift Supervision ("OTS"). The Bank conducts business from its executive offices in Norristown, Pennsylvania and 60 full-service branches located in southeast Pennsylvania.

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

   The Company's results of operations also are affected by the provision for loan losses, resulting from management's assessment of the adequacy of the allowance for loan losses; the level of noninterest income, including deposit fees and related income, servicing fees, net gains or losses relating to the sale of mortgage loans, securities and real estate owned, and other revenue; the level of noninterest expense, including compensation and employee benefits, occupancy and office expense, amortization of intangible assets and other expense; and income tax expense.

   The Company's strategy is based on the expansion and strengthening of its banking franchise in southeast Pennsylvania. In this regard, the Company's focus has been directed toward building a full-service institution, emphasizing localized decision-making and superior customer service. As part of this strategy, Commonwealth has developed a wide variety of products and services which meet the needs of its retail and commercial customer base. The Company generally has sought to achieve long-term financial strength by increasing the amount and stability of its net interest income and noninterest income, while limiting growth in operating expense. In pursuit of these goals, Commonwealth has adopted a number of complementary business strategies, including expansion of the retail branch network through internal growth and acquisition; increased focus on consumer lending and commercial banking; maintenance of sound asset quality and strong capital levels; and prudent management of interest rate risk.

   ComNet Mortgage Services ("ComNet"), a division of the Bank, conducted business, as of December 31, 2000, through loan origination offices located in Pennsylvania, Maryland, and New Jersey. ComNet also originated loans through a network of correspondents, primarily in the eastern United States.

   Shortly after year-end 2000, Commonwealth announced the restructuring of its mortgage banking business. Under the restructuring, Commonwealth entered into an agreement with American Home Mortgage Holdings, Inc. to sell its mortgage loan production offices in Norristown, Pennsylvania; Horsham, Pennsylvania; Millersville, Maryland; Bethesda, Maryland and Baltimore, Maryland. The sale is expected to close in the first quarter of 2001. As part of this agreement, American Home Mortgage Holdings, Inc. will process future mortgage loan referrals relating to Commonwealth customers. In addition, Commonwealth entered into a sub-servicing arrangement with a third party through which that entity will service mortgage loans for Commonwealth. The transfer of servicing activities is expected to occur in the first half of 2001. Commonwealth will record a one-time pretax charge of between $2.0 million and $2.5 million in the first quarter of 2001 to reflect severance and other expenses associated with this restructuring.

ACQUISITIONS AND DIVESTITURES

   On September 8, 2000, Commonwealth Bank completed the sale of two branches in Lehigh County, Pennsylvania to another financial institution. At that date, the two branches had $13 million of combined deposits and $4 million of consumer loans. The deposits, loans and certain other assets were sold essentially at book value.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------



   On January 31, 2000, the Company completed the acquisition of certain business interests of the Tyler Group ("Tyler"). Tyler offers financial planning and investment advisory services to individuals and small businesses in southeast Pennsylvania. Its products and services are marketed to Commonwealth customers through Tyler Wealth Counselors, Inc., a subsidiary of Commonwealth Bank.

   During the third quarter of 1999, Commonwealth Bank exited substantially all of the third party mortgage servicing business, and sold its $1.0 billion Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") mortgage servicing portfolio to National City Mortgage Company. The pre-tax gain resulting from the sale totaled $1.6 million in the third quarter of 1999.

   On June 28, 1999, Commonwealth Bank completed the sale of two branches in Lebanon County, Pennsylvania to another financial institution, resulting in a pre-tax gain of $1.0 million in the second quarter of 1999. As of June 28, 1999, the two branches had $37 million of combined deposits and $11 million of consumer and commercial loans.

CHANGES IN FINANCIAL CONDITION

   GENERAL. Total assets were $1.9 billion at both December 31, 2000 and December 31, 1999. During 2000, decreases in the Company's mortgage-backed and investment securities portfolios were offset, in part, by increases in loans receivable, mortgage loans held for sale, and other assets.

   Total liabilities were $1.7 billion at December 31, 2000, compared to $1.8 billion at December 31, 1999. The decrease during 2000 was primarily attributable to decreases in deposits, and notes payable and other borrowings.

   Shareholders' equity was $160 million as of December 31, 2000, compared to $152 million at December 31, 1999. This increase was primarily the result of a $10 million increase in retained earnings, a $4 million increase in accumulated other comprehensive income, and a $2 million decrease in unearned stock benefit plan compensation. These factors were offset, in part, by the $10 million purchase of 0.7 million shares of treasury stock during 2000.

   CASH, INTEREST-BEARING DEPOSITS, AND SHORT-TERM INVESTMENTS ("CASH AND CASH EQUIVALENTS"). Cash and cash equivalents increased by $5 million, or 8%, from $62 million at December 31, 1999, to $67 million at December 31, 2000.

   MORTGAGE LOANS HELD FOR SALE. Mortgage loans held for sale increased by $19 million, or 79%, from $24 million at December 31, 1999, to $43 million at December 31, 2000. The increase was attributable to an increase in the origination of mortgage loans held for sale during the latter part of 2000, compared to the latter part of 1999, primarily as a result of lower market interest rates.

   INVESTMENT SECURITIES. Investment securities decreased by $54 million, or 79%, from $68 million at December 31, 1999, to $14 million at December 31, 2000. The decrease was primarily attributable to the maturity of highly rated short-term corporate bonds and the sale of a mortgage related mutual fund. Proceeds were used to repay notes payable and other borrowings and repurchase treasury stock.

   All investment securities are classified as available for sale and are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. The net unrealized gain on available for sale investment securities was $0.7 million at December 31, 2000, compared to a $0.1 million net unrealized loss at December 31, 1999.

   MORTGAGE-BACKED SECURITIES. Mortgage-backed securities decreased by $88 million, or 30%, from $291 million at December 31, 1999, to $203 million at December 31, 2000. In addition to repayments and prepayments, the Company's mortgage-backed securities portfolio decreased during 2000 as a result of the $22 million sale of mortgage-backed securities during the third quarter of 2000. Proceeds were used to repay notes payable and other borrowings and repurchase treasury stock.

   During the third quarter of 2000, Commonwealth reclassified certain mortgage-backed securities from the held to maturity category to the available for sale category. This reclassification resulted in the entire portfolio being classified as available for sale and a $0.2 million increase in shareholders' equity. The categorization of Commonwealth's entire portfolio as available for sale is in line with

Commonwealth's strategy to continue to reduce its mortgage related assets. Mortgage-backed securities classified as held to maturity totaled $94 million at year-end 1999. Mortgage-backed securities classified as available for sale totaled $203 million at December 31, 2000, compared to $197 million at December 31, 1999.

   Mortgage-backed securities classified as held to maturity are carried at amortized cost and are adjusted for amortization of premiums and accretion of discounts over the life of the related security pursuant to the level-yield method. Mortgage-backed securities classified as available for sale are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. The net unrealized gain on available for sale mortgage-backed securities was $1.3 million at year-end 2000, compared to a net unrealized loss of $4.8 million at year-end 1999.

   At December 31, 2000 and December 31, 1999, $132 million, or 65%, and $199 million, or 68%, respectively, of the Company's mortgage-backed securities were insured or guaranteed by the Government National Mortgage Association ("GNMA"), the FHLMC, or the FNMA. As part of its investment policy, the Company also has the ability to invest in private mortgage-backed securities. These non-federally insured mortgage-backed securities, which are generally rated AA or better, yield a higher rate of return and involve a higher risk of loss than comparable mortgage-backed securities issued by the GNMA, FHLMC, or the FNMA. At December 31, 2000 and December 31, 1999, $71 million, or 35%, and $92 million, or 32%, respectively, of the Company's mortgage-backed securities were private mortgage-backed securities.

   LOANS RECEIVABLE. Loans receivable, net of reserves, deferred loan fees, and unamortized premiums and unaccreted discounts, increased by $55 million, or 4%, during 2000, to $1.4 billion at December 31, 2000. The increase was primarily attributable to growth in consumer and commercial loans offset, in part, by a decrease in residential mortgage loans. The consumer loan growth was affected by the sale of two branches, with loans totaling $4 million, to another financial institution on September 8, 2000.

   Residential mortgage loans totaled $800 million at December 31, 2000, a decrease of $61 million, or 7%, compared to $861 million at December 31, 1999. At December 31, 2000, residential mortgage loans represented 56% of the Company's loan portfolio, compared to 63% at December 31, 1999. Total mortgage loans originated during the year ended December 31, 2000, decreased by $205 million, or 33%, from $621 million for the year ended December 31, 1999, to $415 million for year ended December 31, 2000. The $205 million decrease in mortgage originations was primarily due to the unfavorable interest rate environment for mortgage originations throughout most of 2000. Originations relating to Commonwealth's retail network totaled $274 million during the year ended December 31, 2000, a decrease of 39% compared to $447 million for the year ended December 31, 1999. Originations relating to Commonwealth's wholesale network of correspondent brokers totaled $141 million during the year ended December 31, 2000, compared to $174 million for the year ended December 31, 1999.

   Consumer loans increased by $63 million, or 19%, from $322 million at December 31, 1999, to $384 million at December 31, 2000. At December 31, 2000, consumer loans represented 27% of the Company's loan portfolio and were comprised of $258 million of second mortgage loans, $27 million of equity lines of credit, $51 million of recreational vehicle loans, and $49 million of other consumer loans. At December 31, 1999, consumer loans represented 23% of total loans and were comprised of $185 million of second mortgage loans, $30 million of equity lines of credit, $61 million of recreational vehicle loans, and, $45 million of other consumer loans. Consumer loans are generally considered to have greater risk than residential mortgage loans because the risk of borrower default is greater. In addition, certain consumer loans are unsecured or involve collateral which is more likely to decline in value than single family residences.

   Commercial loans increased by $54 million, or 28%, from $190 million at December 31, 1999, to $244 million at December 31, 2000. At December 31, 2000, commercial loans represented 17% of the Company's loan portfolio and were comprised of $158 million of business loans, $78 million of commercial real estate loans, and $8 million of loans guaranteed by the Small Business Administration ("SBA"). At December 31, 1999, commercial loans represented 14% of total loans and were comprised of $113 million of business loans, $66 million of commercial real estate loans, and $11 million of SBA loans. Commercial loans are generally considered to have greater risk than residential mortgage loans because the risk of borrower default is greater. In addition, collateral relating to commercial loans may be more likely to decline in value and may be more difficult to liquidate than single-family residences.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------



   The increases in the consumer and commercial loan portfolios and the decrease in the mortgage loan portfolio during 2000 were in line with the Company's multi-year strategy to shift its business mix from that of a traditional thrift institution to one more representative of a community bank.

   OTHER ASSETS. Other assets increased by $14 million, or 35%, from $40 million at December 31, 1999, to $53 million at December 31, 2000. The increase was primarily related to a $15 million investment in Bank Owned Life Insurance ("BOLI") during the fourth quarter of 2000. At year-end 2000, the Company's investment in BOLI totaled $33 million, compared to $17 million at year-end 1999.

   NONPERFORMING ASSETS. The Company's nonperforming assets, which primarily consist of nonaccrual loans, an equity investment in a mortgage servicing partnership, and real estate and other assets acquired through foreclosure, increased by $0.3 million from $10.4 million at December 31, 1999, to $10.7 million at December 31, 2000. At December 31, 2000, nonperforming assets represented 0.57% of total assets, compared to 0.54% of total assets at December 31, 1999.

   ALLOWANCE FOR LOAN LOSSES. The Company's allowance for loan losses totaled $11.1 million at December 31, 2000, compared to $10.5 million at December 31, 1999.

   It is management's policy to maintain an allowance for estimated loan losses based upon the probable losses inherent in the loan portfolio which have occurred as of the date of the financial statements. In determining the allowance for loan losses, Commonwealth assesses prior loss experience, the volume and type of lending conducted by the Company, industry standards, past due loans, general economic conditions, and other factors related to the collectibility of the loan portfolio. At December 31, 2000, the Company's allowance for loan losses represented 0.78% of total loans held for investment, compared to 0.76% at December 31, 1999.


   Over the past several years, Commonwealth has diversified its lending efforts, increasing emphasis on consumer and commercial loans, while decreasing emphasis on residential mortgage loans. As a result of the increased risk inherent in this shift in loan mix, management will continue to evaluate its loan portfolio and record additional loan loss reserves as deemed necessary.

   The provision for loan losses totaled $5.3 million and $4.0 million for the years 2000 and 1999, respectively. For 2000, net credit losses totaled $4.6 million, or 0.33% of average loans, compared to $3.1 million, or 0.23%, in 1999.

   INTANGIBLE ASSETS. Intangible assets are comprised of the excess of cost over net assets acquired ("Goodwill") and core deposit intangibles ("CDI"). The Company's intangible assets were recorded in connection with the acquisition of certain business interests of the Tyler Group during the first quarter of 2000, the acquisition of twelve branches in Berks and Lebanon Counties in 1996, and the acquisition of four branches in Philadelphia County in 1995. On June
28, 1999, Commonwealth sold two branches in Lebanon County, which resulted in reductions of $1.4 million and $0.6 million in Goodwill and CDI, respectively.

   Intangible assets decreased by $2.6 million to $30.5 million at December 31, 2000, compared to $33.0 million at December 31, 1999. The decrease was related to the amortization of intangible assets during 2000 offset, in part, by the acquisition of certain business interests of the Tyler Group.

   The following is a summary of intangible assets as of December 31, 2000 and 1999:

                                    DECEMBER 31,
                               ----------------------
(IN THOUSANDS)                   2000           1999
                               -------        -------
Goodwill (Berks)               $14,319        $16,010
CDI (Berks)                      4,475          6,009
Goodwill (Philadelphia)          8,116          9,187
CDI (Philadelphia)               1,512          1,842
Goodwill (Tyler)                 2,028             --
                               -------        -------

Total                          $30,450        $33,048
                               =======        =======

   MORTGAGE SERVICING RIGHTS. During 1999, Commonwealth exited substantially all of the third party mortgage servicing business, and sold its $1.0 billion FHLMC and FNMA mortgage servicing portfolio to National City Mortgage Company. The pre-tax gain resulting from the sale totaled $1.6 million in the third quarter of 1999.

   At December 31, 2000, Commonwealth's mortgage servicing portfolio was $1.0 billion, a decrease of 10% compared to $1.1 billion at December 31, 1999. At December 31, 2000, $0.1 billion was related to third party loans, primarily current mortgage production awaiting transfer to the ultimate servicer, and $0.8 billion was related to mortgages held by the Company. At December 31, 1999, $0.2 billion was related to third party loans and $0.9 billion was related to mortgages held by the Company. There were no capitalized mortgage servicing rights at December 31, 2000 and 1999.

   DEPOSITS. With respect to deposits, the Company's strategy is to emphasize growth in relatively low-cost core deposits (demand, money market, and savings deposits) through its retail and commercial banking activities, while deemphasizing growth of relatively high-cost certificates of deposit. Deposits decreased by $49 million, or 3%, to $1.5 billion at December 31, 2000, primarily due to a decrease in certificates of deposit and money market deposits offset, in part, by an increase in demand deposits.

   NOTES PAYABLE AND OTHER BORROWINGS. Notes payable and other borrowings consist of advances from the Federal Home Loan Bank ("FHLB"), securities sold under agreements to repurchase, and commercial repurchase agreements. Securities sold under agreements to repurchase decreased by $65 million, or 65%, to $35 million at December 31, 2000, from $100 million at December 31, 1999. This decrease was offset, in part, by a $45 million, or 35%, increase in FHLB advances, and a $9 million, or 96%, increase in commercial repurchase agreements. FHLB advances totaled $172 million and $127 million at December 31, 2000 and 1999, respectively. Commercial repurchase agreements totaled $18 million and $9 million at December 31, 2000 and 1999, respectively. The Company's borrowings are used to fund lending and investment activities, withdrawals from deposit accounts, and other disbursements which occur in the normal course of business.

   SHAREHOLDERS' EQUITY. At December 31, 2000, shareholders' equity equaled $160 million, compared to $152 million at December 31, 1999. This increase was primarily the result of the $10 million increase in retained earnings, a $4 million increase in accumulated other comprehensive income, and a $2 million decrease in unearned stock benefit plan compensation. These factors were offset, in part, by the $10 million purchase of 0.7 million shares of treasury stock during 2000. The $10 million increase in retained earnings was the result of earnings of $15 million offset, in part, by cash dividends of $5 million during 2000. The repurchased shares were held as treasury stock as of December 31, 2000, and are reserved for general corporate purposes and/or issuance pursuant to the Company's stock option plans. At December 31, 2000, shareholders' equity represented 8.6% of assets, compared to 7.9% at December 31, 1999. The Bank's core and risk-based capital ratios were 7.0% and 11.3%, respectively, at December 31, 2000, compared to 6.4% and 11.3%, respectively, at December 31, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

   The following table sets forth, for the periods indicated, information regarding (i) the total amount of interest income from interest-earning assets and the resultant average yields; (ii) the total amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.


                                                                              YEAR ENDED DECEMBER 31,
                                                       2000                           1999                           1998
                                         -------------------------------------------------------------------------------------------

                                                               AVERAGE                        AVERAGE                        AVERAGE
                                           AVERAGE              YIELD/    AVERAGE              YIELD/    AVERAGE              YIELD/
(DOLLARS IN THOUSANDS)                     BALANCE   INTEREST   RATE      BALANCE   INTEREST   RATE      BALANCE   INTEREST   RATE
------------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable:
 Mortgage loans                          $  866,698  $ 63,592    7.34%  $  936,997  $ 67,300    7.18%  $1,066,998  $ 76,714    7.19%
 Consumer loans                             351,778    32,334    9.19      277,545    24,674    8.89      219,076    19,735    9.01
 Commercial loans                           211,784    19,155    9.04      158,356    13,602    8.59      121,697    10,378    8.53
                                         ----------  --------           ----------  --------           ----------  --------
   Total loans receivable                 1,430,260   115,081    8.05    1,372,898   105,576    7.69    1,407,771   106,827    7.59
                                         ----------  --------           ----------  --------           ----------  --------
Mortgage-backed securities                  246,738    17,125    6.94      383,149    25,467    6.65      683,522    46,360    6.78
Investment securities                        34,602     2,141    6.19      123,513     6,357    5.15       42,525     2,313    5.44
Other earning assets                         18,753     2,021   10.78       53,450     3,633    6.80       26,023     2,604   10.01
                                         ----------  --------           ----------  --------           ----------  --------
   Total interest-earning assets          1,730,353  $136,368    7.88    1,933,010  $141,033    7.30    2,159,841  $158,104    7.32
                                                     --------                       --------                       --------
Noninterest-earning assets                  147,211                        151,669                        156,845
                                         ----------                     ----------                     ----------
   Total assets                          $1,877,564                     $2,084,679                     $2,316,686
                                         ==========                     ==========                     ==========

Interest-bearing liabilities:
Deposits:
 Demand deposits                         $  733,897  $ 17,420    2.37%  $  728,991  $ 17,078    2.34%  $  631,088  $ 15,203    2.41%
 Savings deposits                           220,844     4,889    2.21      227,423     5,046    2.22      227,618     5,070    2.23
 Certificates of deposit                    516,779    26,697    5.17      609,574    30,865    5.06      707,858    38,673    5.46
                                         ----------  --------           ----------  --------           ----------  --------
   Total deposits                         1,471,520    49,006    3.33    1,565,988    52,989    3.38    1,566,564    58,946    3.76
                                         ----------  --------           ----------  --------           ----------  --------
Total borrowings                            218,813    13,300    6.08      299,455    17,170    5.73      490,633    28,508    5.81
                                         ----------  --------           ----------  --------           ----------  --------
   Total interest-bearing liabilities     1,690,333  $ 62,306    3.69    1,865,443  $ 70,159    3.76    2,057,197  $ 87,454    4.25
                                                     --------                       --------                       --------
Noninterest-bearing liabilities              34,386                         48,440                         56,762
                                         ----------                     ----------                     ----------
   Total liabilities                      1,724,719                      1,913,883                      2,113,959
Shareholders' equity                        152,845                        170,796                        202,727
                                         ----------                     ----------                     ----------
   Total liabilities                     $1,877,564                     $2,084,679                     $2,316,686
                                         ==========                     ==========                     ==========
Yield on interest earning assets                                 7.88%                          7.30%                          7.32%
                                                                 ====                           ====                           ====
Cost of supporting funds                                         3.60%                          3.63%                          4.05%
                                                                 ====                           ====                           ====
Net interest margin:
   Taxable equivalent basis                          $ 74,062    4.28%              $ 70,874    3.67%              $ 70,650    3.27%
                                                     ========    ====               ========    ====               ========    ====
   Without taxable equivalent
    adjustments                                      $ 73,456    4.25%              $ 70,613    3.65%              $ 70,650    3.27%
                                                     ========    ====               ========    ====               ========    ====


Note: Interest and yields were calculated on a taxable equivalent basis, using a 35% tax rate and the actual number of days in the periods. Loan fees, as well as nonaccrual loans and their related income effect, have been included in the calculation of average interest yields/rates.

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

                                                    2000 COMPARED TO 1999                         1999 COMPARED TO 1998
                                                  INCREASE (DECREASE) DUE TO                   INCREASE (DECREASE) DUE TO
                                           -----------------------------------------------------------------------------------------
                                                                            TOTAL NET                                     TOTAL NET
                                                                  RATE/      INCREASE                           RATE/      INCREASE
(IN THOUSANDS)                               RATE      VOLUME     VOLUME    (DECREASE)    RATE       VOLUME     VOLUME    (DECREASE)
------------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable:
  Mortgage loans                           $ 1,450    $(5,049)   $  (109)   $ (3,708)   $   (77)   $ (9,346)   $     9    $ (9,414)
  Consumer loans                               837      6,599        224       7,660       (259)      5,267        (69)      4,939
  Commercial loans                             721      4,589        243       5,553         75       3,126         23       3,224
------------------------------------------------------------------------------------------------------------------------------------
    Total loans receivable                   3,008      6,139        358       9,505       (261)       (953)       (37)     (1,251)
Mortgage-backed securities                   1,126     (9,067)      (401)     (8,342)      (928)    (20,373)       408     (20,893)
Investment securities                        1,285     (4,576)      (925)     (4,216)      (124)      4,405       (237)      4,044
Other earning assets                         2,127     (2,358)    (1,381)     (1,612)      (835)      2,744       (880)      1,029
------------------------------------------------------------------------------------------------------------------------------------
Total net change in income on interest-
 earning assets                              7,546     (9,862)    (2,349)     (4,665)    (2,148)    (14,177)      (746)    (17,071)

Interest-bearing liabilities:
 Deposits:
   Demand deposits                             226        114          2         342       (419)      2,359        (65)      1,875
   Savings deposits                            (11)      (146)        --        (157)       (20)         (4)        --         (24)
   Certificates of deposit                     626     (4,699)       (95)     (4,168)    (2,832)     (5,369)       393      (7,808)
------------------------------------------------------------------------------------------------------------------------------------
     Total deposits                            841     (4,731)       (93)     (3,983)    (3,271)     (3,014)       328      (5,957)
Borrowings                                   1,032     (4,624)      (278)     (3,870)      (376)    (11,109)       147     (11,338)
------------------------------------------------------------------------------------------------------------------------------------
Total net change in expense on interest-
   bearing liabilities                       1,873     (9,355)      (371)     (7,853)    (3,647)    (14,123)       475     (17,295)
------------------------------------------------------------------------------------------------------------------------------------
Net change in net interest income          $ 5,673    $  (507)   $(1,978)   $  3,188    $ 1,499    $    (54)   $(1,221)   $    224
====================================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------



COMPARISON OF RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

   GENERAL. Net income for 2000 was $15.3 million, or $1.39 per common share on a diluted basis, compared to net income of $16.7 million, or $1.32 per common share on a diluted basis, for 1999. The results for 1999 reflected a $1.2 million (after-tax) net gain on the sale of mortgage servicing rights and a $0.7 million (after-tax) gain on the sale of two branches in Lebanon County, Pennsylvania. These gains were offset, in part, by a $0.4 million (after-tax) charge primarily relating to computer hardware and software upgrades, a $0.3 million (after-tax) charge relating to certain assets acquired in the 1996 acquisition of 12 branches in Lebanon and Berks Counties, Pennsylvania and a $0.2 million (after-tax) loss on the sale of securities. Exclusive of these items, net income for 1999 would have been $15.7 million, or $1.25 per share on a diluted basis.

   NET INTEREST INCOME. Net interest income was $73.5 million for 2000, versus $70.6 million for 1999. The increase was primarily attributable to a higher net interest margin, which was partially offset by a decrease in average interest earning assets.

   Average interest-earning assets totaled $1.7 billion for 2000, compared to $1.9 billion for 1999. The decrease in average interest-earning assets was due primarily to decreases of $136 million and $89 million in the Company's mortgage-backed and investment securities portfolios, respectively.

   Average loans were $1.4 billion in 2000 and 1999. Compared to 1999, average mortgage loans decreased 8% to $867 million, average consumer loans increased 27% to $352 million, and average commercial loans increased 34% to $212 million in 2000.

   For 2000, the net interest margin on a fully taxable equivalent basis was 4.28%, versus 3.67% for 1999. The increase was primarily attributable to a 0.58% increase in the yield on interest-earning assets, which reflected higher market interest rates and a favorable change in asset mix, involving an increase in higher yielding consumer and commercial loans, and a decrease in lower yielding mortgage loans and securities.

   PROVISION FOR LOAN LOSSES. Provision for loan losses totaled $5.3 million for the year ended December 31, 2000, compared to $4.0 million for 1999. For 2000, net credit losses totaled $4.6 million, or 0.33% of average loans, compared to $3.1 million, or 0.23%, in 1999. The increase was primarily related to an increase in consumer net credit losses, which were $4.3 million in 2000, compared to $1.9 million in 1999.

   At December 31, 2000, the allowance for loan losses totaled $11.1 million, or 0.78% of total loans held for investment, as compared to $10.5 million, or 0.76% at December 31, 1999.

   At December 31, 2000, nonperforming loans totaled $8.0 million, or 0.56% of loans held for investment, while nonperforming assets totaled $10.7 million, or 0.57% of total assets. At December 31, 1999, nonperforming loans totaled $7.8 million, or 0.57% of loans held for investment, while nonperforming assets totaled $10.4 million, or 0.54% of total assets.

   NONINTEREST INCOME. Noninterest income was $22.4 million for the year ended December 31, 2000, compared to $30.1 million for 1999. The decrease primarily reflected a $6.6 million decrease in the net gain on sale of mortgage loans, which, in turn, was due to the unfavorable interest rate environment for mortgage loan originations throughout most of 2000. Compared to 1999, mortgage servicing fees decreased by $2.5 million in 2000 to $0.8 million, reflecting the sale of mortgage servicing rights during the third quarter of 1999. In addition, results for 1999 included a $1.6 million net gain on sale of mortgage servicing rights and a $1.0 million gain on the sale of two branches in Lebanon County, Pennsylvania. The impact of these factors was partially offset by a $1.7 million increase in deposit fees and related income, an increase in revenue relating to Tyler Wealth Counselors, gains related to an investment in a Small Business Investment Corporation and an increase in the net gain on sale of securities. The increase in deposit fees and related income was primarily attributable to an increase in transaction accounts. The increase in Tyler Wealth Counselors' revenue was related to the acquisition of certain business interests of the Tyler Group during the first quarter of 2000.

   NONINTEREST EXPENSE. Noninterest expense was $69.8 million for the year ended December 31, 2000, compared to $73.3 million for 1999. The decrease was primarily attributable to a decrease in mortgage banking expenses and lower expenses relating to certain stock benefit plans. Also contributing to the decrease was a $0.6 million charge in 1999 relating to computer hardware and software upgrades and a $0.5 million charge in 1999 relating to certain assets acquired in the 1996 acquisition of 12 branches in Lebanon and Berks Counties, Pennsylvania.

   INCOME TAXES. Provision for income taxes was $5.5 million, or 26.5% of income before income taxes in 2000, as compared to $6.8 million, or 29.0%, in 1999. The decrease in the effective tax rate in 2000, relative to 1999, was primarily attributable to lower pre-tax income, which resulted in a higher relative percentage of tax-exempt income to total income.


COMPARISON OF RESULTS OF OPERATIONS FOR
THE YEARS ENDED DECEMBER 31, 1999 AND 1998

   GENERAL. Net income for 1999 was $16.7 million, or $1.32 per common share on a diluted basis, compared to $10.9 million, or $0.73 per common share on a diluted basis, for 1998. The results for 1999 and 1998 included a number of significant factors which affected the comparability of the reported results, including the following:

                                           FOR THE YEAR ENDED DECEMBER 31,
                                           -------------------------------
(IN MILLIONS)                              1999 AFTER-TAX   1998 AFTER-TAX
--------------------------------------------------------------------------
Reported net income                            $  16.7          $  10.9
Net gain on sale of
   mortgage servicing rights                       1.2             --
Charge primarily relating
   to computer hardware/
   software upgrades                              (0.4)            --
(Loss)/gain on sale of securities                 (0.2)             0.6
Gain on sale of two branches                       0.7             --
Charge involving assets
   acquired in a 1996 branch
   acquisition                                    (0.3)            --
Charge relating to an
   equity investment                              --               (2.4)
Other                                             --               (0.2)
--------------------------------------------------------------------------

Adjusted net income                            $  15.7          $  12.9
==========================================================================

Exclusive of the above items, net income for 1999 would have been $15.7 million, or $1.25 per common share on a diluted basis, compared to $12.9 million, or $0.86 per common share on a diluted basis, for 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries
--------------------------------------------------------------------------------



NET INTEREST INCOME. Net interest income was $70.6 million for 1999, compared to $70.7 million for 1998. Compared to 1998, net interest income in 1999 reflected a decrease in average interest-earning assets offset by a higher net interest margin.

   Average interest-earning assets totaled $1.9 billion for 1999, compared to $2.2 billion for 1998. The decrease in average interest-earning assets was due primarily to a $301 million decrease in the Company's mortgage-backed securities portfolio, from $684 million in 1998 to $383 million in 1999.

   Average loans were $1.4 billion in 1999 and 1998. Compared to 1998, average mortgage loans decreased 12% to $937 million, average consumer loans increased 27% to $278 million, and average commercial loans increased 30% to $158 million in 1999.

   For 1999, the net interest margin on a fully taxable equivalent basis was 3.67%, versus 3.27% in 1998. The increase was primarily attributable to a 0.49% decrease in the cost of interest-bearing liabilities. The decrease in the cost of interest-bearing liabilities, relative to 1998, was primarily related to a reduction in the average cost of certificates of deposit, which decreased from 5.46% for 1998 to 5.06% for 1999. Also contributing to the decrease in the cost of interest-bearing liabilities was a favorable change in funding mix, involving an increase in lower costing demand and money market deposits, and a decrease in higher costing certificates and wholesale borrowings.

   PROVISION FOR LOAN LOSSES. Provision for loan losses totaled $4.0 million in 1999, compared to $3.5 million in 1998. For 1999, net credit losses totaled $3.1 million, or 0.23% of average loans, compared to $2.9 million, or 0.21%, in 1998.

   At December 31, 1999, the allowance for loan losses totaled $10.5 million, or 0.76% of loans held for investment, as compared to $9.6 million, or 0.71% at December 31, 1998.

   At December 31, 1999, nonperforming loans totaled $7.8 million, or 0.57% of loans held for investment, while nonperforming assets totaled $10.4 million, or 0.54% of total assets. At December 31, 1998, nonperforming loans totaled $10.0 million, or 0.74% of loans held for investment, while nonperforming assets totaled $11.1 million, or 0.49% of total assets.

   NONINTEREST INCOME. Noninterest income was $30.1 million for 1999, compared to $26.9 million for 1998. The increase primarily reflected a $1.6 million net gain on sale on mortgage servicing rights during 1999 and a $1.3 million increase in deposit fees and related income. The latter increase was primarily attributable to an increase in transaction accounts. Also impacting the comparison was a $1.0 million gain on the sale of two branches in Lebanon County, Pennsylvania during 1999 and a $0.8 million increase in the net gain on sale of mortgage loans. The latter was primarily attributable to favorable pricing on forward delivery contracts with the ultimate servicer. These increases were offset, in part, by a $1.2 million decrease in the net gain on sale of securities and a $0.3 million decrease in servicing fees. The decrease in servicing fees was attributable to the sale of mortgage servicing rights during 1999.

   NONINTEREST EXPENSE. Noninterest expense was $73.3 million for 1999, compared to $77.9 million for 1998. The decrease was primarily attributable to a $3.5 million charge during 1998 relating to an equity investment in a mortgage servicing partnership. In addition, the decrease was also attributable to reduced mortgage banking expenses. Also contributing to the decrease was a $0.6 million reduction in the amortization of intangible assets and a $0.4 million decrease in advertising and promotion expense. These decreases were partially offset by higher expenses relating to an increase in transaction accounts. Also included in the 1999 results were a $0.6 million charge, primarily relating to computer hardware and software upgrades, and a $0.5 million charge relating to certain assets acquired in the 1996 acquisition of 12 branches in Lebanon and Berks Counties, Pennsylvania.

   INCOME TAXES. Provision for income taxes was $6.8 million, or 29.0% of income before income taxes in 1999, as compared to $5.3 million, or 32.6%, in 1998. The decrease in the tax rate in 1999, relative to 1998, was primarily attributable to historic and low income housing tax credits.

ASSET AND LIABILITY MANAGEMENT

   The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when interest-rate sensitive assets exceed interest-rate sensitive liabilities, and is considered negative when interest-rate sensitive liabilities exceed interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities generally would result in an increase in net interest income, while a positive gap within shorter maturities generally would have the opposite effect. As of December 31, 2000, the Company had a modestly positive gap relating to assets and liabilities maturing or repricing within one year, indicating that within shorter maturities, the amount of the Company's interest-rate-sensitive assets exceeded its interest-rate-sensitive liabilities.

   Asset and liability management policy is established, implemented, and monitored by the Asset/Liability Committee, which is comprised of members of senior management, and reviewed by the Company's Board of Directors. The Company manages imbalances between interest-earning assets and interest-bearing liabilities within shorter maturities to ensure that such relationships are within acceptable ranges, given the Company's business strategies and objectives and its analysis of market and economic conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

    The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2000, based on the information and assumptions set forth in the notes below.

                                                                 FOUR TO     MORE THAN     MORE THAN
                                                WITHIN THREE     TWELVE      ONE YEAR TO   THREE YEARS     OVER FIVE
(DOLLARS IN THOUSANDS)                            MONTHS         MONTHS      THREE YEARS   TO FIVE YEARS    YEARS       TOTAL
------------------------------------------------------------------------------------------------------------------------------------

Interest-earning assets: (1)
Loans receivable: (2)
   Single-family residential loans:
      Fixed                                    $   15,284    $   44,199    $   97,186     $   75,261    $  258,341    $  490,271
      Adjustable                                   46,045       150,634        41,566         43,771        20,632       302,648
   Consumer loans                                  68,020        75,132       108,041         54,147        78,121       383,461
   Commercial loans                                89,366        40,335        57,687         28,267        27,158       242,813
Mortgage loans held for sale                       43,007          --            --             --            --          43,007
Mortgage-backed securities (3)                     54,334        37,143        56,724         27,795        26,704       202,700
Investment securities                                 987          --           5,000          1,700         6,650        14,337
Other interest-earning assets (4)                      85          --            --             --          18,400        18,485
------------------------------------------------------------------------------------------------------------------------------------

      Total                                    $  317,128    $  347,443    $  366,204     $  230,941    $  436,006    $1,697,722
====================================================================================================================================

Interest-bearing liabilities:
Deposits: (5)
   Checking accounts (6)                       $    9,662    $   28,987    $   66,091     $   53,534    $  228,225    $  386,499
   Savings accounts (6)                             5,324        15,971        36,414         29,495       125,742       212,946
   Money market deposit accounts                   87,242        54,686        95,700         53,831        69,210       360,669
   Certificates of deposit                        132,685       144,365       190,797         23,271         3,360       494,478
FHLB advances                                      47,000        51,000        73,666           --            --         171,666
Repurchase agreements                              15,000        10,000        10,000           --            --          35,000
Other borrowings                                   17,830          --            --             --            --          17,830
------------------------------------------------------------------------------------------------------------------------------------

      Total                                    $  314,743    $  305,009    $  472,668     $  160,131    $  426,537    $1,679,088
------------------------------------------------------------------------------------------------------------------------------------

Excess (deficiency) of interest-earning
   assets over interest-bearing liabilities    $    2,385    $   42,434    $ (106,464)    $   70,810    $    9,469    $   18,634
====================================================================================================================================

Cumulative excess (deficiency) of
   interest-earning assets over
   interest-bearing liabilities                $    2,385    $   44,819    $  (61,645)    $    9,165    $   18,634
===================================================================================================================

Cumulative excess (deficiency) of
   interest-earning assets over
   interest-bearing liabilities
   as a percent of total assets                      0.13%         2.40%        (3.30)%         0.49%         1.00%
===================================================================================================================

----------------------

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

(2) Balances have been reduced for nonperforming loans, which amounted to $8.0 million at December 31, 2000.

(3) Reflects estimated prepayments in the current interest rate environment.

(4) Includes $18.4 million of stock in the FHLB of Pittsburgh.

(5) Includes noninterest-bearing deposit accounts.

(6) Although the Company's checking and savings accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities based on the Company's retention of such deposits in changing interest rate environments. The above table assumes that funds will be withdrawn from the Company at the annual rate of 10% for checking and savings accounts. If all of the Company's checking and savings accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $495 million or 26% of total assets.

    Although "gap" analysis is a useful measurement device in determining exposure to changes in interest rates, its static focus as of a particular date is a potential limiting factor. Accordingly, the Company also uses simulation models to analyze the estimated effects on net interest income under multiple interest rate scenarios, including increases and decreases in interest rates amounting to 100, 200, and 300 basis points. Each scenario is modeled for a change in net interest income over a two year period. Similar simulation models are prepared to analyze the Company's net asset value, which is the present value of the cash flows generated by the Company's assets minus the present value of the cash flows generated by the Company's liabilities, plus or minus the net cash flows produced by off-balance sheet contracts. As of December 31, 2000, these analyses indicated that anticipated changes in the level of net interest income and net asset value over the various scenarios were within limits established by the Asset/Liability Committee.

    The following table presents an analysis of the sensitivity inherent in the Company's net interest income and net asset value. The interest rate scenarios presented in the table reflect interest rates at December 31, 2000 and as adjusted by instantaneous parallel rate changes upward and downward of up to 200 basis points. Each rate scenario reflects unique prepayment and repricing assumptions.


                          PERCENT CHANGE        PERCENT CHANGE
CHANGE IN                 IN NET INTEREST        IN NET ASSET
INTEREST RATES              INCOME (1)              VALUE
----------------------------------------------------------------
 +2.00%                     (1.84)%                 9.34%
 +1.00%                     (0.90)                 10.00
   --                         --                     --
 -1.00%                     (0.85)                 10.34
 -2.00%                     (5.18)                  9.63

-------------
(1) Over a two year period.

Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, this analysis is not intended to be a forecast of the actual effect of a change in market interest rates on the Company. The net asset value is significantly impacted by the estimated effect of prepayments on the value of loans and mortgage-backed securities. Further, this analysis is based on the Company's assets, liabilities, and off-balance-sheet instruments at December 31, 2000 and does not contemplate any actions the Company might undertake in response to changes in market interest rates.

    Management believes that the assumptions utilized to evaluate the vulnerability of the Company's operations to changes in interest rates approximate actual experience and considers them to be reasonable. However, the interest rate sensitivity of the Company's assets and liabilities could vary substantially if different assumptions were used or actual experience differs from the historical experience on which they are based.

REGULATORY CAPITAL REQUIREMENTS

    As a federally chartered savings bank, the Bank is required to maintain regulatory capital sufficient to meet tangible, core, and risk-based capital ratios of 1.5%, 4.0%, and 8.0%, respectively. As a result of the Bank's January 2001 conversion to a Pennsylvania chartered savings bank, the Bank is currently subject to the Federal Deposit Insurance Corporation ("FDIC") capital requirements, which are similar to the OTS requirements. A summary of the Bank's capital amounts and ratios as of December 31, 2000 follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries




                                                                                                          TO BE WELL
                                                                                 MINIMUM                 CAPITALIZED
                                                                              FOR CAPITAL                 FOR PROMPT
                                                                                ADEQUACY               CORRECTIVE ACTION
                                                     ACTUAL                     PURPOSES                  PROVISIONS
------------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                        RATIO          AMOUNT               RATIO                      RATIO
------------------------------------------------------------------------------------------------------------------------------------

Shareholders' equity,
  and ratio to OTS total assets                8.6%      $   161,032
                                            ----------
Intangible assets                                            (30,450)
Unrealized gain on available-for-sale
  securities, net of tax                                      (1,231)
                                                          ----------
Tangible capital, and ratio to
  OTS adjusted total assets                    7.0%      $   129,351               1.5%
                                            ----------    ==========            ----------
Core capital, and ratio to OTS
  adjusted total assets                        7.0%      $   129,351               4.0%                      5.0%
                                            ----------    ==========            ----------                ----------
Core capital, and ratio to OTS
  risk-weighted assets                        10.4%      $   129,351                                         6.0%
                                           ----------     ----------                                      ----------
Allowance for loan losses                                     11,078
                                                          ----------
Supplementary capital                                         11,078
                                                          ----------
Total risk-based capital, and ratio to
   OTS risk-weighted assets                   11.3%      $   140,429               8.0%                     10.0%
                                           ----------     ==========            ----------               ----------
OTS total assets                                          $1,869,313
                                                          ==========
OTS adjusted total assets                                 $1,837,632
                                                          ==========
OTS risk-weighted assets                                  $1,244,362
                                                          ==========


LIQUIDITY AND COMMITMENTS

    The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Treasury, U.S. Government agency, and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain average liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Additionally, OTS regulations require a minimum level of liquid assets, at any given time, equal to 1% or more of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. The Bank met all applicable regulatory liquidity requirements during the years ended December 31, 2000 and 1999.





The Asset/Liability Committee reviews the Bank's liquidity position on a quarterly basis. As a result of the Bank's January 2001 conversion to a Pennsylvania chartered savings bank, the Bank will no longer be subject to this regulation since there is no comparable liquidity requirement under FDIC regulations.

    At December 31, 2000, the Company had commitments to originate $8 million of fixed-rate loans. The Company had no commitments to originate adjustable-rate loans at December 31, 2000. At the same date, scheduled maturities of certificates of deposit during the succeeding 12 months were $277 million, including $207 million within six months. Scheduled maturities of FHLB advances during the same 12-month period were $98 million. Management of the Company believes that the Company has adequate resources to fund all of its commitments to the extent required, and that it can adjust the rates on certificates of deposit to retain deposits in changing interest rate environments.

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

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," which delayed the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000.

    In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS No.
133. The Company adopted SFAS No. 133, as amended by SFAS No. 138, on January 1, 2001, as required. The adoption of SFAS No. 133, as amended by SFAS No. 138, would not have had a material impact on the consolidated statements of income or comprehensive income as of December 31, 2000.

    On December 3, 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101 , "Revenue Recognition in Financial Statements." SAB No. 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB No. 101 is required to be implemented no later than the fourth quarter of fiscal years beginning after December 15, 1999. SAB No. 101 was adopted by the Company with no significant impact on the consolidated statements of income or comprehensive income.

    In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. There will be no impact on the consolidated financial statements as a result of the adoption of this statement.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


FORWARD LOOKING STATEMENTS

    When used in filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company also wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

    The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

                              REPORT OF MANAGEMENT


The management of Commonwealth Bancorp, Inc. (the "Company") is responsible for the preparation, integrity, and fair presentation of the Company's annual financial statements. The December 31, 2000 financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgements and estimates made by management. Management has also prepared other information included in this annual report and is responsible for its consistency with the financial statements.

The annual financial statements referred to above have been audited by Arthur Andersen LLP, who have been given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the board of directors, and committees of the board. Management believes that all representations made to Arthur Andersen LLP during the audit were valid and appropriate.

Management is also responsible for establishing and maintaining the internal control structure over financial reporting and for the safeguarding and management of the Company's assets. The objective of the internal control structure is to provide reasonable assurance to management and the board of directors:

        o that the preparation of the institution's financial statements is in accordance with generally accepted accounting principles.

        o that adequate procedures are in effect to safeguard assets against unauthorized loss or disposition.

        o that adequate procedures are in effect over the management of assets including loan underwriting and documentation.

There are inherent limitations in the effectiveness of any internal control structure including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to reliability of financial statements and safeguarding and management of assets. Furthermore, any internal control structure will be affected by changes in circumstances.

Management has made its own assessment of the effectiveness of the Company's internal control structure over financial reporting as of December 31, 2000 in relation to the criteria described in the Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and the safeguarding and management of assets in relation to regulatory and COSO guidelines and prudent risk evaluation. Based on this assessment, management believes that, as of December 31, 2000, the Company's internal control structure was effective in achieving the objectives stated above.




/s/ Charles M. Johnston                                /s/ Charles H. Meacham
------------------------                               -------------------------
Charles M. Johnston                                    Charles H. Meacham
Senior Vice President and                              Chairman of the Board and
Chief Financial Officer                                Chief Executive Officer

                                                          [ARTHUR ANDERSEN LOGO]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Commonwealth Bancorp, Inc.:

We have examined management's assertion that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 2000, included in the accompanying management report.

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

In our opinion, management's assertion that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 2000, is fairly stated, in all material respects, based on Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

                                               /s/ Arthur Anderson LLP
                                               --------------------------------


Philadelphia, Pa.,
January 24, 2001
(except with respect to the restructuring matter discussed in Note 1 as to which the date is February 9, 2001)

                                                          [Arthur Andersen Logo]


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Commonwealth Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Commonwealth Bancorp, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Bancorp, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                               /s/ Arthur Anderson LLP
                                               ---------------------------------



Philadelphia, Pa.,
January 24, 2001
(except with respect to the restructuring matter discussed in Note 1 as to which the date is February 9, 2001)

 CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries



 CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share amounts)


                                                                                  DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------

                     ASSETS                                                    2000            1999
------------------------------------------------------------------------------------------------------------------------------------

Cash and due from banks                                                   $   66,329       $   54,677
Interest-bearing deposits                                                         85            3,499
Short-term investments available for sale                                        286            3,575
Mortgage loans held for sale                                                  43,007           24,005
Investment securities
   Securities available for sale
     (cost of $13,350 and $68,301, respectively), at market value             14,051           68,219
Mortgage-backed securities
   Securities held to maturity
     (market value of $ --  and $92,965, respectively), at cost                   --           93,674
   Securities available for sale
     (cost of $201,448 and $202,076, respectively), at market value          202,700          197,280
Loans receivable, net                                                      1,416,110        1,361,430
Accrued interest receivable, net                                               9,435            9,499
FHLB stock, at cost                                                           18,400           18,400
Premises and equipment, net                                                   15,349           15,535
Intangible assets                                                             30,450           33,048
Other assets, including net deferred taxes
   of $6,255 and $7,460, respectively                                         53,308           39,555
------------------------------------------------------------------------------------------------------------------------------------
            Total assets                                                  $1,869,510       $1,922,396
------------------------------------------------------------------------------------------------------------------------------------



                                   (Continued)

       CONSOLIDATED BALANCE SHEETS Continued (in thousands, except share and per share amounts)


                                                                                                 DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------

                 LIABILITIES AND SHAREHOLDERS' EQUITY                                         2000                 1999
------------------------------------------------------------------------------------------------------------------------------------

Liabilities:
  Deposits                                                                                 $ 1,454,592        $ 1,503,746
  Notes payable and other borrowings:
     Secured notes due to Federal Home Loan Bank of Pittsburgh                                 171,666            127,000
     Securities sold under agreements to repurchase                                             35,000            100,000
     Other borrowings                                                                           17,830              9,076
  Advances from borrowers for taxes and insurance                                                7,851              9,326
  Accrued interest payable, accrued expenses and other liabilities                              22,118             20,883
------------------------------------------------------------------------------------------------------------------------------------

                 Total liabilities                                                           1,709,057          1,770,031
------------------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies

Shareholders' equity:
  Preferred stock, $0.10 par value; 5,000,000 shares
     authorized; none issued                                                                        --                 --
  Common stock, $0.10 par value; 30,000,000 shares authorized;
      18,068,127 shares issued and 11,309,487 outstanding at December 31, 2000
      18,068,127 shares issued and 11,934,695 outstanding at December 31, 1999                   1,807              1,807
  Additional paid-in capital                                                                   138,166            136,966
  Retained earnings                                                                            145,869            135,780
  Unearned stock benefit plan compensation                                                      (6,596)            (8,504)
  Accumulated other comprehensive income (loss)                                                  1,286             (3,171)
  Treasury stock, at cost; 6,758,640 and 6,133,432 shares, respectively                       (120,079)          (110,513)
------------------------------------------------------------------------------------------------------------------------------------
                 Total shareholders' equity                                                    160,453            152,365
------------------------------------------------------------------------------------------------------------------------------------
                 Total liabilities and shareholders' equity                                $ 1,869,510        $ 1,922,396
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

 CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries



         CONSOLIDATED STATEMENTS OF INCOME (in thousands, except share and per share amounts)


                                                                                  FOR THE YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                                           2000                1999                1998
------------------------------------------------------------------------------------------------------------------------------------
Interest income:
  Interest on loans                                                  $    114,720       $    105,371        $    106,827
  Interest and dividends on deposits and money
     market investments                                                     2,021              3,633               2,604
  Interest on investment securities                                         1,896              6,301               2,313
  Interest on mortgage-backed securities                                   17,125             25,467              46,360
------------------------------------------------------------------------------------------------------------------------------------
           Total interest income                                          135,762            140,772             158,104
------------------------------------------------------------------------------------------------------------------------------------

Interest expense:
  Interest on deposits                                                     49,006             52,989              58,946
  Interest on notes payable and other borrowings                           13,300             17,170              28,508
------------------------------------------------------------------------------------------------------------------------------------
           Total interest expense                                          62,306             70,159              87,454
------------------------------------------------------------------------------------------------------------------------------------

           Net interest income                                             73,456             70,613              70,650
Provision for loan losses                                                   5,250              4,000               3,500
------------------------------------------------------------------------------------------------------------------------------------

           Net interest income after provision for loan losses             68,206             66,613              67,150
------------------------------------------------------------------------------------------------------------------------------------

Noninterest income:
  Deposit fees and related income                                          11,788             10,113               8,822
  Servicing fees                                                              797              3,281               3,594
  Net gain on sale of mortgage loans                                        5,097             11,681              10,842
  Net gain (loss) on sale of securities                                        45               (250)                985
  Other                                                                     4,636              5,302               2,703
------------------------------------------------------------------------------------------------------------------------------------
           Total noninterest income                                        22,363             30,127              26,946
------------------------------------------------------------------------------------------------------------------------------------


Noninterest expense:
  Compensation and employee benefits                                       35,332             36,655              37,866
  Occupancy and office operations                                          10,758             11,201              10,907
  Amortization of intangible assets                                         4,928              4,823               5,413
  Other                                                                    18,775             20,585              23,684
------------------------------------------------------------------------------------------------------------------------------------
           Total noninterest expense                                       69,793             73,264              77,870
------------------------------------------------------------------------------------------------------------------------------------
           Income before income taxes                                      20,776             23,476              16,226
Income tax provision                                                        5,506              6,808               5,294
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                           $     15,270       $     16,668        $     10,932
====================================================================================================================================
Basic weighted average number of shares outstanding                    10,758,084         12,202,004          14,307,132
====================================================================================================================================
Basic earnings per share                                             $       1.42       $       1.37        $       0.76
====================================================================================================================================
Diluted weighted average number of shares outstanding                  11,016,039         12,604,768          14,891,545
====================================================================================================================================
Diluted earnings per share                                           $       1.39       $       1.32        $       0.73
====================================================================================================================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands)


--------------------------------------------------------------------------------------------------------------------
                                                       COMMON                 ADDITIONAL                    STOCK
                                                       SHARES       COMMON     PAID-IN      RETAINED    BENEFIT PLAN
                                                     OUTSTANDING    STOCK      CAPITAL      EARNINGS    COMPENSATION
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                           16,247       $1,800     $133,541     $117,582      $(12,900)
===================================================================================================================
   Comprehensive income:
      Net income                                           --           --           --       10,932            --
        Other-unrealized loss on marketable
        securities, net of $563 tax benefit                --           --           --           --            --
      Total comprehensive income                           --           --           --           --            --
    Dividends                                              --           --           --       (4,597)           --
    Release of ESOP shares                                 --           --        1,087           --           920
    Amortization of unearned compensation                  --           --           --           --         1,314
    Stock issued pursuant to benefit plans                 55            6          302           --            --
    Purchase of treasury stock                         (1,581)          --           --           --            --
    Tax benefit on employee stock plans                    --           --          658           --            --
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                           14,721        1,806      135,588      123,917       (10,666)
====================================================================================================================
   Comprehensive income:
      Net income                                           --           --           --       16,668            --
        Other-unrealized loss on marketable
        securities, net of $3,036 tax benefit              --           --           --           --            --
      Total comprehensive income                           --           --           --           --            --
    Dividends                                              --           --           --       (4,350)           --
    Release of ESOP shares                                 --           --          819           --           920
    Amortization of unearned compensation                  --           --           --           --         1,242
    Stock issued pursuant to benefit plans                120            1          288         (455)           --
    Purchase of treasury stock                         (2,906)          --           --           --            --
    Tax benefit on employee stock plans                    --           --          271           --            --
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                           11,935        1,807      136,966      135,780        (8,504)
====================================================================================================================
   Comprehensive income:
      Net income                                           --           --           --       15,270            --
        Other-unrealized gain on marketable
        securities, net of $2,400 tax expense              --           --           --           --            --
      Total comprehensive income                           --           --           --           --            --
    Dividends                                              --           --           --       (4,763)           --
    Release of ESOP shares                                 --           --          547           --           920
    Amortization of unearned compensation                  --           --           --           --           988
    Stock issued pursuant to benefit plans                 60           --           65         (418)           --
    Purchase of treasury stock                           (686)          --           --           --            --
    Tax benefit on employee stock plans                    --           --          588           --            --
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                           11,309       $1,807     $138,166     $145,869      $ (6,596)
===========================================================================-========================================

------------------------------------------------------------------------------------------------------
                                                        ACCUMULATED
                                                           OTHER
                                                       COMPREHENSIVE       TREASURY
                                                       INCOME (LOSS)         STOCK             TOTAL
------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                               $3,512          $(28,683)         $214,852
======================================================================================================
   Comprehensive income:
      Net income                                               --                --            10,932
        Other-unrealized loss on marketable
        securities, net of $563 tax benefit                (1,045)               --            (1,045)
                                                                                               -------
      Total comprehensive income                               --                --             9,887
                                                                                               -------
    Dividends                                                  --                --            (4,597)
    Release of ESOP shares                                     --                --             2,007
    Amortization of unearned compensation                      --                --             1,314
    Stock issued pursuant to benefit plans                     --                --               308
    Purchase of treasury stock                                 --           (32,251)          (32,251)
    Tax benefit on employee stock plans                        --                --               658
------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                                2,467           (60,934)          192,178
======================================================================================================
   Comprehensive income:
      Net income                                               --                --            16,668
        Other-unrealized loss on marketable
        securities, net of $3,036 tax benefit              (5,638)               --            (5,638)
                                                                                               -------
      Total comprehensive income                               --                --            11,030
                                                                                               -------
    Dividends                                                  --                --            (4,350)
    Release of ESOP shares                                     --                --             1,739
    Amortization of unearned compensation                      --                --             1,242
    Stock issued pursuant to benefit plans                     --             1,782             1,616
    Purchase of treasury stock                                 --           (51,361)          (51,361)
    Tax benefit on employee stock plans                        --                --               271
------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                               (3,171)         (110,513)          152,365
======================================================================================================
   Comprehensive income:
      Net income                                               --                --            15,270
        Other-unrealized gain on marketable
        securities, net of $2,400 tax expense               4,457                --             4,457
                                                                                               ------
      Total comprehensive income                               --                --            19,727
                                                                                               ------
    Dividends                                                  --                --            (4,763)
    Release of ESOP shares                                     --                --             1,467
    Amortization of unearned compensation                      --                --               988
    Stock issued pursuant to benefit plans                     --               923               570
    Purchase of treasury stock                                 --           (10,489)          (10,489)
    Tax benefit on employee stock plans                        --                --               588
------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                              $ 1,286         $(120,079)         $160,453
======================================================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries



CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------------------------
                                                                                   2000               1999               1998
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities:
 Net income                                                                     $  15,270          $  16,668          $  10,932
 Adjustments to reconcile net income to net cash
  (used in) provided by operating activities-
    Proceeds from loans sold to others                                            330,357            633,469            695,364
    Loans originated for sale                                                    (222,747)          (375,527)          (538,658)
    Purchases of loans held for sale                                             (125,709)          (148,620)          (235,388)
    Principal collection on mortgage loans held for sale                              356                690              1,034
    Net gain on sale of mortgage loans                                             (5,097)           (11,681)           (10,842)
    (Decrease) increase in net deferred loan fees                                    (219)              (261)               452
    Provision for loan losses and foreclosed real estate                            5,215              4,110              3,609
    (Gain) loss on sale of securities                                                 (45)               250               (985)
    Valuation adjustment on an equity investment                                       --                 --              3,533
    Gain on sale of assets                                                            (24)            (1,027)               (35)
    Depreciation and amortization                                                   3,184              3,366              3,364
    Net amortization of other assets and liabilities                                5,861              6,480             10,354
    Gain on sale of mortgage servicing rights                                          --             (1,646)                --
    Interest reinvested on repurchase agreements                                   (3,967)            (7,127)           (10,001)
    Changes in assets and liabilities-
      Decrease (increase) in-
       Accrued interest receivable, net                                                64              1,761              2,011
       Deferred income taxes                                                       (1,194)            (1,917)            (1,463)
       Other assets                                                                (1,605)            (2,363)            (6,433)
      (Decrease) increase in-
       Advances from borrowers for taxes and insurance                             (1,475)           (13,038)             4,889
       Accrued interest payable, accrued expenses and other liabilities               235             (3,779)             6,813
-----------------------------------------------------------------------------------------------------------------------------------
                Net cash (used in) provided by operating activities             $  (1,540)         $  99,808          $ (61,450)
-----------------------------------------------------------------------------------------------------------------------------------

                                   (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS Continued (in thousands)


------------------------------------------------------------------------------------------------------------------------------
                                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------------------
                                                                               2000               1999               1998
------------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Proceeds from sale of investment securities                              $  21,114          $ 177,063          $   6,704
   Proceeds from maturities of investment securities                           35,000              5,000             35,000
   Purchases of investment securities                                              --           (214,500)           (27,000)
   Proceeds from sale of mortgage-backed securities                            21,883              5,170                 --
   Proceeds from call of mortgage-backed securities                                --                 --             30,000
   Purchases of mortgage-backed securities                                         --                 --           (156,958)
   Principal collected on mortgage-backed securities                           72,823            219,534            337,291
   Principal collected on loans                                               272,030            335,689            458,064
   Loans originated                                                          (300,009)          (312,414)          (371,979)
   Loans purchased                                                            (32,114)           (59,095)          (165,295)
   Sales of real estate acquired through foreclosure                            2,050              1,673              1,016
   Purchase of FHLB stock                                                          --                 --             (4,225)
   Purchases of premises and equipment                                         (2,876)            (3,032)            (1,766)
   Purchase of Bank Owned Life Insurance                                      (15,000)                --                 --
   Sale of branches                                                            (8,945)           (22,134)                --
   Net proceeds from sale of mortgage servicing rights                             --              3,984                 --
   Purchase of business                                                        (1,498)                --                 --
------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by investing activities                              64,458            136,938            140,852
------------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Net (decrease) increase in deposits                                        (35,674)           (64,280)            52,475
   Repayment of notes payable and other borrowings, net of proceeds            (7,613)          (163,297)           (42,598)
   Net purchase of common stock                                                (9,919)           (49,745)           (31,943)
   Cash dividends paid                                                         (4,763)            (4,350)            (4,597)
------------------------------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                                 (57,969)          (281,672)           (26,663)
------------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in cash and cash equivalents                    4,949            (44,926)            52,739
Cash and cash equivalents at beginning of period                               61,751            106,677             53,938
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                  $  66,700          $  61,751          $ 106,677
==============================================================================================================================
Supplemental disclosures of cash flow information:
   Cash paid during the year for -
                Interest                                                    $  62,578          $  71,068          $  87,871
==============================================================================================================================
                Income taxes                                                $   6,200          $   9,150          $   5,350
==============================================================================================================================

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2000, 1999, and 1998


1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Commonwealth Bancorp, Inc. ("Commonwealth" or the "Company"), a Pennsylvania corporation, is the holding company for Commonwealth Bank (the "Bank"). The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles. The following is a description of the more significant accounting policies:

CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

[ ] CFSL Investment Corporation-Delaware investment subsidiary
[ ] ComLife, Inc.-Pennsylvania insurance subsidiary
[ ] Commonwealth Bank-Federally chartered savings bank (Pennsylvania chartered savings bank effective January 30, 2001)
[ ] Commonwealth Investment Corporation of Delaware, Inc.-Delaware investment subsidiary
[ ] CS Corporation-Pennsylvania investment subsidiary
[ ] Firstcor, Ltd.-Pennsylvania investment subsidiary
[ ] QME, Inc.-Pennsylvania investment subsidiary
[ ] Tyler Wealth Counselors, Inc.-Pennsylvania investment subsidiary

    All material intercompany accounts and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

    The Bank conducts business through 60 full-service offices located in Berks, Bucks, Chester, Delaware, Montgomery, and Philadelphia Counties, Pennsylvania. ComNet Mortgage Services ("ComNet"), a division of the Bank, conducted business, as of December 31, 2000, through loan origination offices located in Pennsylvania, Maryland, and New Jersey. ComNet also originated loans through a network of correspondents, primarily in the eastern United States.

RESTRUCTURING

    Shortly after year-end 2000, Commonwealth announced the restructuring of its mortgage banking business. Under the restructuring, Commonwealth entered into an agreement with American Home Mortgage Holdings, Inc. to sell its mortgage loan production offices in Norristown, Pennsylvania; Horsham, Pennsylvania; Millersville, Maryland; Bethesda, Maryland and Baltimore, Maryland. The sale is expected to close in the first quarter of 2001. As part of this agreement, American Home Mortgage Holdings, Inc. will process future mortgage loan referrals relating to Commonwealth customers. In addition, Commonwealth entered into a sub-servicing arrangement with a third party through which that entity will service mortgage loans for Commonwealth. The transfer of servicing activities is expected to occur in the first half of 2001. Commonwealth will record a one-time pretax charge of between $2.0 million and $2.5 million in the first quarter of 2001 to reflect severance and other expenses associated with this restructuring.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

    Certain items in the 1999 and 1998 financial statements and footnotes have been reclassified in order to conform with the 2000 financial statement and footnote presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," which delayed the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000.

    In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amended SFAS No.
133. The Company adopted SFAS No. 133, as amended by SFAS No. 138, on January 1, 2001, as required. The adoption of SFAS No. 133, as amended by SFAS No. 138, would not have had a material impact on the consolidated statements of income or comprehensive income as of December 31, 2000.

    On December 3, 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101 , "Revenue Recognition in Financial Statements." SAB No. 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB No. 101 is required to be implemented no later than the fourth quarter of fiscal years beginning after December 15, 1999. SAB No. 101 was adopted by the Company with no significant impact on the consolidated statements of income or comprehensive income.

    In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. There will be no impact on the consolidated financial statements as a result of the adoption of this statement.

SECURITIES

    The Company classifies its debt and equity securities as either held to maturity or available for sale. There were no securities held to maturity at December 31, 2000 or December 31, 1999.

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

ALLOWANCE FOR LOAN LOSSES

    It is management's policy to maintain an allowance for estimated loan losses based upon the probable losses inherent in the loan portfolio which have occurred as of the date of the financial statements. In determining the allowance for loan losses, Commonwealth assesses prior loss experience, the volume and type of lending conducted by the Company, industry standards, past due loans, general economic conditions, and other factors related to the collectibility of the loan portfolio. Actual losses may vary from current estimates.

    Over the past several years, Commonwealth has diversified its lending efforts, increasing emphasis on consumer and commercial loans, while decreasing emphasis on residential mortgage loans. As a result of the increased risk inherent in this shift in loan mix, management will continue to evaluate its loan portfolio and record additional loan loss reserves as deemed necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


    SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," require creditors to measure certain impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Loans excluded from these statements include large groups of smaller-balance homogenous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases and debt securities. In-substance foreclosures are classified as loans and stated at the lower of cost or fair value, as defined.

LOAN ORIGINATION FEES AND SERVICING FEES

    The net amount of nonrefundable loan origination fees and certain direct loan origination costs relating to completed loans are deferred and recognized over the contractual life of the loans using the level-yield method. Deferred loan fees, net of loan origination costs, were $3.3 million and $3.5 million at December 31, 2000 and 1999, respectively, of which $0.1 million at both December 31, 2000 and 1999 was related to mortgage loans held for sale.

    The Company sells whole interests in loans and mortgage-backed securities. In certain of these transactions, the Company may continue to service such loans. Fees earned for servicing mortgage loans for others are calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned, provided the related mortgagor payment has been collected.

    In connection with the administration of its servicing portfolio, Commonwealth is required to advance taxes and insurance payments on those loans relating to which the escrow has been depleted. Advances that reached a predetermined level are controlled by reimbursement requests to the mortgagor. If reimbursement is not received, the advance is built into the mortgagor's future payment schedule. Advances for taxes and insurance were $0.4 million and $0.7 million at December 31, 2000 and 1999, respectively.

MORTGAGE SERVICING RIGHTS

    During 1999, Commonwealth Bank exited substantially all of the third party mortgage servicing business, and sold its $1.0 billion Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") mortgage servicing portfolio to National City Mortgage Company. (See
Note 17.)

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

INTANGIBLE ASSETS

    Intangible assets are comprised of the excess of cost over net assets acquired ("Goodwill") and core deposit intangibles ("CDI"). The Company's intangible assets were recorded in connection with the acquisition of certain business interests of the Tyler Group during the first quarter of 2000, the acquisition of twelve branches in Berks and Lebanon Counties in 1996, and the acquisition of four branches in Philadelphia County in 1995. On June 28,1999, Commonwealth sold two branches in Lebanon County, which resulted in reductions of $1.4 million and $0.6 million in Goodwill and CDI, respectively. Intangible assets are amortized over periods not to exceed 13 years.

    The following is a summary of intangible assets as of December 31, 2000 and 1999:

================================================================================
                                                                DECEMBER 31,
                                                          ---------------------
(IN THOUSANDS)                                               2000          1999
--------------------------------------------------------------------------------
Goodwill (Berks)                                          $14,319       $16,010
CDI (Berks)                                                 4,475         6,009
Goodwill (Philadelphia)                                     8,116         9,187
CDI (Philadelphia)                                          1,512         1,842
Goodwill (Tyler)                                            2,028            --
--------------------------------------------------------------------------------
Total                                                     $30,450       $33,048
================================================================================

REAL ESTATE OWNED AND OTHER ACQUIRED ASSETS

    Real estate and other assets acquired through foreclosure or deed in lieu of foreclosure are presumed to be held for sale, and are carried at the lower of cost or fair value less estimated costs to sell, on an individual asset basis. Decreases in the fair value of the assets less estimated costs to sell are recorded against the individual asset carrying amount. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, are recorded in the period in which they become reasonably estimable. At December 31, 2000 and 1999, real estate owned and other acquired assets totaled $1.0 million and $0.9 million, respectively, and are included in other assets in the accompanying consolidated balance sheets.

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

EARNINGS PER SHARE

    SFAS No. 128, "Earnings Per Share," specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS"). The main objectives of the statement were to simplify the EPS calculation and to make EPS comparable on an international basis.

    Basic EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period, adjusted for Employee Stock Ownership Plan ("ESOP") shares that have not been committed to be released, and the effects of shares held by the Recognition Plans. Options, warrants, and other potentially dilutive securities and treasury shares are excluded from the basic calculation.

    Diluted EPS is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the year, adjusted for ESOP shares that have not been committed to be released, and the effects of shares held by the Recognition Plans. The effect of dilutive securities, such as stock options and Recognition Plan stock, are considered common stock equivalents and are included in the computation of the number of outstanding shares using the treasury stock method. Common shares outstanding exclude treasury shares.

    Basic weighted average number of common shares outstanding and diluted weighted average number of common shares outstanding at December 31, 2000, 1999, and 1998, were as follows:

================================================================================
                                          2000           1999           1998
--------------------------------------------------------------------------------
Basic weighted average number
  of shares outstanding                10,758,084     12,202,004     14,307,132
--------------------------------------------------------------------------------
Effect of dilutive securities:
  Stock options                           235,229        353,689        477,044
  Recognition Plan stock                   22,726         49,075        107,369
--------------------------------------------------------------------------------
Diluted weighted average number
  of shares outstanding                11,016,039     12,604,768     14,891,545
================================================================================

    Basic EPS was $1.42 per common share for 2000, compared to $1.37 per common share for 1999, and $0.76 per common share for 1998. Diluted EPS was $1.39 per common share for 2000, compared to $1.32 per common share for 1999, and $0.73 per common share for 1998.

COMPREHENSIVE INCOME

    SFAS No. 130, "Reporting Comprehensive Income," established standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The main objective of the statement is to report a measure of all changes in equity that result from transactions and other economic events of the period other than transactions with owners. Currently, such non-owner changes in equity include only unrealized gains or losses on marketable securities, net of tax.

    A summary of the reclassification adjustment for realized gains or losses on marketable securities, net of tax, for the years ended December 31, 2000, 1999, and 1998 follows:

================================================================================
(IN THOUSANDS)                                   2000        1999         1998
--------------------------------------------------------------------------------
Unrealized gain (loss) on marketable
  securities, net of tax, arising
  during period                                 $4,486     $(5,801)     $  (405)
--------------------------------------------------------------------------------
Less:reclassification adjustment for
  gains (losses) included in net income             29        (163)         640
--------------------------------------------------------------------------------
Net unrealized gain (loss) on marketable
  securities, net of tax                        $4,457     $(5,638)     $(1,045)
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


OFF-BALANCE-SHEET ITEMS

    The Company uses various derivative financial instruments ("derivatives") such as mandatory forward commitments and put and call options on U.S. Treasury bond futures as part of its risk management strategy to reduce interest rate exposure. Derivatives are classified as hedges of specific on-balance-sheet items, off-balance-sheet items or anticipated transactions.

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

    Derivatives not qualifying for hedge accounting treatment would be carried at market value with realized and unrealized gains and losses included in noninterest income. At December 31, 2000, 1999, and 1998, all of the Company's significant derivatives qualified for hedge accounting treatment.

INTEREST RATE CAP AGREEMENTS

    The Company previously entered into interest rate cap agreements as a means of hedging interest rate risk on floating rate liabilities. The costs of cap transactions were deferred and amortized over the contract period.

FORWARD COMMITMENTS

    The Company uses mandatory forward commitments of mortgage-backed securities, with the intent to deliver or pair-off for cash, and put and call options on U.S. Treasury bond futures to assist in hedging interest rate risks attendant with the mortgage loan portfolio held for sale. The costs of the put and call options are deferred and either amortized over the contract period or expensed if and when the options expire. Gains and losses, net of unamortized options costs, are recognized in income at the time of sale.

INTEREST RATE RISK MANAGEMENT

    The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when interest-rate sensitive assets exceed interest-rate sensitive liabilities, and is considered negative when interest-rate sensitive liabilities exceed interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities generally would result in an increase in net interest income, while a positive gap within shorter maturities generally would have the opposite effect. As of December 31, 2000, the Company had a modestly positive gap relating to assets and liabilities maturing or repricing within one year, indicating that within shorter maturities, the amount of the Company's interest-rate-sensitive assets exceeded its interest-rate-sensitive liabilities.

    Asset and liability management policy is established, implemented, and monitored by the Asset/Liability Committee, which is comprised of members of senior management, and reviewed by the Company's Board of Directors. The Company manages imbalances between interest-earning assets and interest-bearing liabilities within shorter maturities to ensure that such relationships are within acceptable ranges, given the Company's business strategies and objectives, and its analysis of market and economic conditions.

CASH FLOW INFORMATION

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits, and short-term investments available for sale. The Consolidated Statements of Cash Flows reflect the net amounts of cash receipts and cash payments associated with deposit transactions. During the years ended December 31, 2000, 1999, and 1998, reclassifications of loans to real estate owned were $3.0 million, $2.2 million, and $2.0 million, respectively.

2.  INVESTMENT SECURITIES:

    Investments in debt and equity securities at December 31, 2000 and 1999, were as follows:

========================================================================================================================
                                                   DECEMBER 31, 2000                       DECEMBER 31, 1999
                                        --------------------------------------------------------------------------------
                                                      UNREALIZED                               UNREALIZED
                                        AMORTIZED   ---------------    MARKET   AMORTIZED    ---------------    MARKET
(IN THOUSANDS)                            COST      GAINS    LOSSES    VALUE      COST       GAINS    LOSSES    VALUE
------------------------------------------------------------------------------------------------------------------------
Available for sale:
    Corporate Bonds                      $    --     $ --     $ --    $    --    $34,996     $ --      $ 71     $34,925
    Mortgage Related Mutual Fund              --       --       --         --     20,751       --       272      20,479
    Equity Investment -
    Mortgage Servicing Partnership         1,700      717       --      2,417      1,700       --        --       1,700
    Other Equity Investments              11,650       84      100     11,634     10,854      394       133      11,115
------------------------------------------------------------------------------------------------------------------------
       Total                             $13,350     $801     $100    $14,051    $68,301     $394      $476     $68,219
========================================================================================================================

3.  MORTGAGE-BACKED SECURITIES:

    Mortgage-backed securities at December 31, 2000 and 1999, were as follows:

================================================================================
                                              DECEMBER 31, 2000
                             ---------------------------------------------------
                                                 UNREALIZED
                             AMORTIZED       -------------------        MARKET
(IN THOUSANDS)                 COST          GAINS        LOSSES        VALUE
--------------------------------------------------------------------------------
Available for sale:
    GNMA                     $  33,293      $   642       $   --      $  33,935
    FHLMC                       30,374          639            9         31,004
    FNMA                        66,493          518          258         66,753
    Private                     71,288           64          344         71,008
--------------------------------------------------------------------------------
    Total                    $ 201,448      $ 1,863       $  611      $ 202,700
================================================================================

================================================================================
                                              DECEMBER 31, 1999
                             ---------------------------------------------------
                                                 UNREALIZED
                             AMORTIZED       -------------------        MARKET
(IN THOUSANDS)                 COST          GAINS        LOSSES        VALUE
--------------------------------------------------------------------------------
Held to maturity:
    GNMA                     $  36,136      $   365       $  115      $  36,386
    FHLMC                       17,693           54           75         17,672
    FNMA                        36,836          169        1,107         35,898
    Private                      3,009           --           --          3,009
--------------------------------------------------------------------------------
    Total                    $  93,674      $   588       $1,297      $  92,965
================================================================================
Available for sale:
    GNMA                     $   9,832      $   161       $  287      $   9,706
    FHLMC                       44,563          543          261         44,845
    FNMA                        55,345           35        1,500         53,880
    Private                     92,336          103        3,590         88,849
--------------------------------------------------------------------------------
    Total                    $ 202,076      $   842       $5,638      $ 197,280
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


    During the third quarter of 2000, Commonwealth reclassified certain mortgage-backed securities from the held to maturity category to the available for sale category. This reclassification resulted in the entire portfolio being classified as available for sale and a $0.2 million increase in shareholders' equity. The categorization of Commonwealth's entire portfolio as available for sale is in line with Commonwealth's strategy to continue to reduce its mortgage related assets.

    Expected and actual maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties. During 2000, the Company realized a $0.4 million gain as a result of the sale of available for sale mortgage-backed securities totaling $22 million. During 1999, $5 million of available for sale mortgage-backed securities were sold with no gain or loss recognized. During 1998, $30 million of mortgage-backed securities were called by the issuer at par value with no gain or loss recognized.

    At December 31, 2000 and 1999, Government National Mortgage Association ("GNMA") mortgage-backed securities with both an amortized cost and market value of $12 million and $18 million, respectively; FHLMC mortgage-backed securities with both an amortized cost and market value of $7 million and $36 million, respectively; and FNMA mortgage-backed securities with an amortized cost of $17 million and $51 million, respectively (market value of $18 million and $49 million, respectively), collateralized certain securities sold under agreements to repurchase. At December 31, 2000 and 1999, FNMA mortgage-backed securities with both an amortized cost and market value of $25 million and $11 million, respectively, collateralized commercial repurchase agreements. (See Note 8.) Mortgage-backed securities with an amortized cost at December 31, 2000 and 1999, of $41 million and $44 million, respectively (market value of $41 million and $42 million, respectively), were pledged as collateral for depositors.


4.  LOANS RECEIVABLE, NET:

    A summary of loans receivable at December 31, 2000 and 1999, follows:

================================================================================
                                                            DECEMBER 31,
                                                    ----------------------------
(IN THOUSANDS)                                          2000            1999
--------------------------------------------------------------------------------
Mortgage loans -- residential:
  Fixed rate                                        $   495,384     $   528,383
  Adjustable rate                                       304,498         332,367
--------------------------------------------------------------------------------
          Total mortgage loans                          799,882         860,750
--------------------------------------------------------------------------------
Consumer loans:
  Second mortgages                                      257,971         184,844
  Equity lines of credit                                 26,667          30,496
  Recreational vehicles                                  51,194          60,998
  Other                                                  48,619          45,448
--------------------------------------------------------------------------------
          Total consumer loans                          384,451         321,786
--------------------------------------------------------------------------------
Commercial loans:
  Business loans                                        157,643         113,178
  Commercial real estate                                 78,435          66,158
  Small Business Administration                           8,087          10,971
--------------------------------------------------------------------------------
          Total commercial loans                        244,165         190,307
--------------------------------------------------------------------------------
          Total loans receivable                      1,428,498       1,372,843
--------------------------------------------------------------------------------
Less:
  Net premium on loans purchased                         (1,849)         (2,443)
  Allowance for loan losses                              11,078          10,478
  Deferred loan fees                                      3,159           3,378
--------------------------------------------------------------------------------
Loans receivable, net                               $ 1,416,110     $ 1,361,430
================================================================================

    Nonaccruing loans at December 31, 2000 and 1999, were $8.0 million and $7.8 million, respectively. Forgone interest income on nonaccruing loans totaled $0.6 million at both December 31, 2000 and 1999. Impaired loans totaled $6.4 million and $7.3 million at December 31, 2000 and 1999, respectively. Reserves associated with impaired loans totaled $2.2 million and $2.4 million at December 31, 2000 and 1999, respectively.

    A summary of activity relating to loans in excess of $60,000 outstanding to directors and executive officers follows:

================================================================================
                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                          --------------------------------------
(IN THOUSANDS)                              2000           1999           1998
--------------------------------------------------------------------------------
Balance, beginning of year                $ 4,189        $ 1,802        $ 1,074
    New loans                                  --          3,183            765
    Loan repayments                        (1,131)          (796)           (37)
--------------------------------------------------------------------------------
Balance, end of year                      $ 3,058        $ 4,189        $ 1,802
================================================================================

    The above loans were made at substantially the same terms as loans to unrelated third parties.

    A summary of activity relating to the allowance for loan losses follows:

===========================================-====================================
                                                   FOR THE YEAR ENDED
                                                      DECEMBER 31,
                                         ---------------------------------------
(IN THOUSANDS)                             2000           1999            1998
--------------------------------------------------------------------------------
Balance, beginning of year               $ 10,478       $  9,589        $ 9,024
   Loans charged off                       (4,889)        (3,672)        (3,129)
   Recoveries of loans                        239            561            194
--------------------------------------------------------------------------------
    Net loans charged off                  (4,650)        (3,111)        (2,935)
    Provision for loan losses               5,250          4,000          3,500
--------------------------------------------------------------------------------
Balance, end of year                     $ 11,078       $ 10,478        $ 9,589
================================================================================


5.  ACCRUED INTEREST RECEIVABLE:

    Accrued interest receivable was related to the following at December 31, 2000 and 1999:

================================================================================
                                                                DECEMBER 31,
                                                           ---------------------
(IN THOUSANDS)                                               2000         1999
--------------------------------------------------------------------------------
Investment securities                                      $   149      $   433
Mortgage-backed securities                                   1,273        1,812
Loans receivable, net                                        8,013        7,254
--------------------------------------------------------------------------------
Total                                                      $ 9,435      $ 9,499
================================================================================


6.  PREMISES AND EQUIPMENT:

    A summary of premises and equipment, less accumulated depreciation and amortization, at December 31, 2000 and 1999, follows:


================================================================================
                                                              DECEMBER 31,
                                                         ---------------------
(IN THOUSANDS)                                             2000          1999
--------------------------------------------------------------------------------
Land                                                     $    884      $    884
Office buildings                                            6,537         6,312
Furniture, fixtures and equipment                          11,865        10,047
Leasehold improvements                                     11,661        10,951
--------------------------------------------------------------------------------
Premises and equipment                                     30,947        28,194
Less-accumulated depreciation and amortization            (15,598)      (12,659)
--------------------------------------------------------------------------------
Premises and equipment, net                              $ 15,349      $ 15,535
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


7. DEPOSITS:

    A summary of period end and average balances, interest expense, and interest rates on deposits follows:

===========================================================================================================
                                                                   MONEY
                                                   CHECKING        MARKET        SAVINGS       CERTIFICATES
(IN THOUSANDS)                                     DEPOSITS       DEPOSITS       DEPOSITS       OF DEPOSIT
-----------------------------------------------------------------------------------------------------------
For the year ended December 31, 2000:
   Balance at year-end                             $386,499       $360,669       $212,946       $494,478
   Average balance                                  356,737        377,160        220,844        516,779
   Interest expense                                   2,843         14,577          4,889         26,697
      Average rate paid                                0.80%          3.86%          2.21%          5.17%

For the year ended December 31, 1999:
   Balance at year-end                             $331,759       $391,326       $221,074       $559,587
   Average balance                                  326,019        402,972        227,423        609,574
   Interest expense                                   2,428         14,650          5,046         30,865
      Average rate paid                                0.74%          3.64%          2.22%          5.06%

Certificates of deposits of $100,000 or more totaled $80 million and $84 million at December 31, 2000 and 1999, respectively. Deposits in excess of $100,000 are not federally insured by the Federal Deposit Insurance Corporation ("FDIC").

The scheduled maturities of certificate accounts at December 31, 2000 and 1999, were as follows:

================================================================================
                                                 DECEMBER 31,
                              --------------------------------------------------
                                       2000                       1999
                              ----------------------      ----------------------
(IN THOUSANDS)                 AMOUNT       PERCENT        AMOUNT       PERCENT
--------------------------------------------------------------------------------
Under 12 months               $277,050          56%       $437,004          78%
12 to 36 months                190,797          39          88,110          16
Over 36 months                  26,631           5          34,473           6
--------------------------------------------------------------------------------
Total                         $494,478         100%       $559,587         100%
================================================================================

8. NOTES PAYABLE AND OTHER BORROWINGS:

    Notes payable and other borrowings at December 31, 2000 and 1999, were as follows:

===================================================================================================
                                                                            DECEMBER 31,
                                                                -----------------------------------
(IN THOUSANDS)                        DUE DATE                      2000                   1999
---------------------------------------------------------------------------------------------------
Secured notes due to FHLB
  of Pittsburgh:
      Maturing in                        2000                     $      --             $  76,000
                                         2001                        98,000                51,000
                                         2002                        40,000
                                         2003                        10,000                    --
                                         2008                        23,666(1)                 --
                                                                  ---------             ---------
                                        Total                     $ 171,666             $ 127,000
                                                                  =========             =========
Weighted average rate                                                  6.36%                 5.49%

Securities sold under
  agreement to repurchase:
      Maturing in                        2000                     $      --             $  40,000
                                         2001                        25,000                15,000
                                         2002                        10,000                45,000
                                                                  ---------             ---------
                                        Total                     $  35,000             $ 100,000
                                                                  =========             =========
Weighted average rate                                                  6.19%                 5.81%

Commercial repurchase agreements                                  $  17,830             $    9,076
                                                                  =========             ==========
Weighted average rate                                                  4.94%                  4.32%
===================================================================================================


(1) Callable in 2003.


    All stock in the FHLB of Pittsburgh and first mortgage real estate loans at December 31, 2000 and 1999, were pledged as collateral for the notes due to the FHLB.

    The Company enters into sales of securities under agreements to repurchase. These transactions are reflected as a liability on the accompanying Consolidated Balance Sheets. The dollar amount of securities underlying the agreements remains in the asset account, although the securities underlying the agreements are delivered to primary dealers who manage the transactions. At December 31, 2000 and 1999, all of the agreements were to repurchase identical securities.

    Securities underlying these reverse repurchase agreements and commercial repurchase agreements consisted of mortgage-backed securities with an amortized cost of $62 million and $116 million, respectively (market value of $63 million and $114 million, respectively), at December 31, 2000 and 1999. (See Note 3.)

    The maximum amounts of outstanding reverse repurchase agreements during the years ended December 31, 2000 and 1999, were $100 million and $154 million, respectively. Average agreements outstanding for the years ended December 31, 2000 and 1999, were $66 million and $133 million, respectively. The weighted average interest rates relating to the agreements for the years ended December 31, 2000 and 1999, were 6.06% and 6.31%, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


9. INCOME TAXES:

    A summary of the provision (benefit) for income taxes for the years ended December 31, 2000, 1999, and 1998, follows:

================================================================================
(IN THOUSANDS)                              CURRENT       DEFERRED        TOTAL
--------------------------------------------------------------------------------
December 31, 2000:
   Federal                                   $6,700       $(1,194)       $5,506
   State                                         --            --            --
--------------------------------------------------------------------------------
   Total                                     $6,700       $(1,194)       $5,506
================================================================================
December 31, 1999:
   Federal                                   $8,725       $(1,917)       $6,808
   State                                         --            --            --
--------------------------------------------------------------------------------
   Total                                     $8,725       $(1,917)       $6,808
================================================================================
December 31, 1998:
   Federal                                   $6,757       $(1,463)       $5,294
   State                                         --            --            --
--------------------------------------------------------------------------------
   Total                                     $6,757       $(1,463)       $5,294
================================================================================

    Income tax expense has been provided at the effective rates of 26.5%, 29.0%, and 32.6% for the years ended December 31, 2000, 1999, and 1998, respectively. These rates differ from the statutory rate of 35%, as follows:

================================================================================
                                              FOR THE YEAR ENDED
                                                 DECEMBER 31,
                                   ---------------------------------------------
(IN THOUSANDS)                       2000            1999            1998
--------------------------------------------------------------------------------
Income before income taxes         $ 20,776        $ 23,476        $ 16,226
================================================================================
Income tax expense at
   federal statutory rate          $  7,272        $  8,217        $  5,679
ESOP                                    110             226             351
Low-income housing credits             (729)         (1,094)           (548)
Change in deferred tax
  valuation allowance                  (312)           (150)           (124)
Tax exempt income, net                 (578)           (396)           (301)
Dividends received deduction
  on FHLMC stock                       (159)            (37)            (35)
Other                                   (98)             42             272
--------------------------------------------------------------------------------
Income tax expense at
  effective rate                   $  5,506        $  6,808        $  5,294
================================================================================

    Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. The net deferred tax asset was comprised of the following at December 31, 2000 and 1999, respectively:

================================================================================
                                                             DECEMBER 31,
                                                       -------------------------
(IN THOUSANDS)                                           2000           1999
--------------------------------------------------------------------------------
Depreciation                                           $   764        $   755
Loan loss reserves                                       3,843          3,667
Post retirement and post employment benefits               177            142
Unrealized (gain) loss on securities                      (692)         1,707
Accrued expenses not currently deductible                  252            144
Book/tax adjustments from investment partnerships          127            527
Tax deductible goodwill                                  2,742          2,125
Other                                                      540            257
--------------------------------------------------------------------------------
   Total gross assets                                    7,753          9,324
Less valuation allowance                                  (894)        (1,206)
--------------------------------------------------------------------------------
      Gross assets net of valuation allowance            6,859          8,118
--------------------------------------------------------------------------------
Deferred loan fees                                        (315)          (351)
Other                                                     (289)          (307)
--------------------------------------------------------------------------------
      Total gross liabilities                             (604)          (658)
--------------------------------------------------------------------------------
      Net deferred tax asset                           $ 6,255        $ 7,460
================================================================================

    The net deferred tax asset recognized by the Company is based on the combination of future reversals of existing taxable temporary differences, carryback availability and future taxable income.

    At December 31, 2000, the Company had net loss carryforwards for state tax purposes totaling $10.4 million, which expire in 2001 and 2003.

10. MORTGAGE BANKING ACTIVITIES:

    During the years ended December 31, 2000 and 1999, the Company sold mortgage loans originated by ComNet totaling $322 million and $632 million, respectively, on a servicing retained or servicing released basis. At December 31, 2000, the principal balance of loans serviced by the Company for others totaled $0.1 billion, which was primarily related to current mortgage production awaiting transfer to the ultimate servicer. The principal balances of loans serviced by the Company for others totaled $0.2 billion and $1.4 billion at December 31, 1999 and 1998, respectively.

    The Company is required to remit to mortgage-backed securities investors the monthly principal collected and scheduled interest payments on most mortgages, including those for which no interest payments have been received due to delinquency. As of December 31, 2000, the principal amount of mortgages outstanding that are subject to this condition aggregated approximately $125 million, of which approximately $4 million were delinquent. Substantially all of these loans were sold without recourse and are guaranteed by FHLMC or FNMA.

11. COMMITMENTS AND CONTINGENCIES:
LEASE COMMITMENTS

    A summary of future minimum rental payments, excluding real estate taxes, insurance and maintenance, required under noncancelable operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000 follows:

================================================================================
(IN THOUSANDS)
YEAR ENDING DECEMBER 31,                                              AMOUNT
--------------------------------------------------------------------------------
         2001                                                         $ 3,963
         2002                                                           3,394
         2003                                                           2,944
         2004                                                           2,580
         2005                                                           2,117
         2006 and thereafter                                           11,954
--------------------------------------------------------------------------------
         Total                                                        $26,952
================================================================================

    Rent expense under operating leases was $4.0 million, $3.7 million, and $3.5 million for the years ended December 31, 2000, 1999, and 1998, respectively.

COMMITMENTS TO ORIGINATE LOANS

    The Company had outstanding commitments to originate fixed residential mortgage loans of $8 million (interest rates ranged between 5% and 10%) at December 31, 2000. These commitments, generally, had an original term of 60 days.

EMPLOYMENT AGREEMENTS

    The Company has employment agreements with certain key officers, including the Chief Executive Officer, the Chief Operating Officer, and all Senior Vice Presidents. The agreements have terms of up to three years, with one-year renewal options at the discretion of the Board of Directors annually. The agreements also include provisions for certain severance payments. At December 31, 2000, the aggregate commitment for payments to the executives upon termination, without a change in control, was $2.1 million.

GUARANTY

    During 1999, the Company guaranteed a $2 million loan between the lessor of its headquarters building and a third party.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


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

    In recent years, the Claims Court, the United States Court of Appeals for the Federal Circuit, and the United States Supreme Court have handed down decisions relating to the liability portion of the breach of contract claims brought by other thrift institutions. On July 1, 1996, the United States Supreme Court ruled in the consolidated cases (United States v. Winstar Corporation) and determined that when Congress adopted the accounting changes to supervisory goodwill specified in FIRREA, the government had breached contractual agreements with these thrift institutions regarding the accounting rules. By year-end 2000, the Claims Court had ruled in favor of thrift plaintiffs on liability for breach of contract in a number of additional Winstar-related cases. The damages decisions in certain of these cases have been appealed to the U.S. Court of Appeals for the Federal Circuit.

    In 1999, the Bank filed a motion of summary judgment on liability for breach of contract. However, the Courts may determine that the Bank's claims involve materially different facts and/or legal issues as to render the Winstar case inapplicable to the litigation and thereby result in a different conclusion from that of the Winstar case. Moreover, the damages portion of the claims presented by the Winstar-related plaintiff thrift institutions is currently being litigated and could take several years to resolve. As a result, there can be no assurance that the Bank will prevail in its action, and if it does prevail, that the Courts will find that the Bank is entitled to any substantial amount of damages.

    On October 31, 1996, the Bank filed a complaint against CoreStates Financial Corporation and others in the Court of Common Pleas for Chester County, Pennsylvania for damages related to Commonwealth's acquisition on June 28, 1996, of twelve former Meridian Bank branch offices from CoreStates. The complaint alleges, among other things, that CoreStates breached the branch sales agreement and that Commonwealth's relationships with its new customers were damaged as a result of negligence and errors committed by CoreStates and its affiliates in connection with the conversion of the former Meridian Bank customers to Commonwealth's banking system and the reissuance of bank cards for use at Commonwealth's automated teller machines. The litigation and related activities are proceeding. Management believes the outcome of these proceedings will not result in a material impact to the Company's financial position or results of operations.

    During the first quarter of 2000, FiServ, the Company's previous item processing provider, brought an arbitration action against the Company. This arbitration action claimed that the Company is liable to FiServ for liquidated damages related to the termination of an Item Processing and Asset Transfer Agreement. Management believes that the outcome of this arbitration action will not result in a material impact to the Company's financial position or results of operations.

12. EMPLOYEE BENEFIT PLANS:

    The Company has a cafeteria-type health and welfare plan for the benefit of all employees and their dependents. Participation in the plan is voluntary. Participants contribute monthly through payroll deductions. The Company's contributions totaled $1.3 million, $1.2 million, and $1.2 million for the years ended December 31, 2000, 1999, and 1998.

    The Company also has a Target Benefit Plan and an enhanced 401(k) Plan to include a Profit Sharing and a 401(k) Match component. Commonwealth's contributions to the Target Benefit Plan are designed to meet the targeted benefit for each participant based on an actuarially determined formula and are paid annually to each participant. The Company's Board of Directors determines the amount that will be contributed annually to each employees' Profit Sharing account based on Commonwealth's performance. Participant contributions to the Company's 401(k), up to a maximum of 3% of salary, are matched 25% by the

Company. All funds contributed to the Target Benefit Plan, Profit Sharing, and 401(k) Match are held in a trust fund. The Company contributed $0.5 million, $0.6 million, and $0.6 million for the years ended December 31, 2000, 1999, and 1998, respectively, to the Target Benefit Plan, Profit Sharing, and 401(k) Match.

    The Company's employee savings plan (401(k)) is for the benefit of all employees having the requisite service period. Contributions are made at the discretion of the employee. Investment categories available within the plan include mutual funds and Company stock. Company stock totaled $5 million, or 33% of the plan's assets at December 31, 2000.

    The Company provides an ESOP to employees age 21 or older who have at least one year of credited service with the Company. In June 1996, the ESOP borrowed $9.3 million from the Company to purchase 0.8 million shares of the Company's common stock, and to repay the balance of a loan from an unaffiliated lender relating to the purchase of shares of common stock of the Bank in the Bank's initial public offering in January 1994. The Company made scheduled discretionary cash contributions to the ESOP sufficient to amortize the principal and interest on the loan, which was scheduled to mature in March 2006. On March 31, 1999, the ESOP entered into an agreement with the Bank to borrow $7.3 million to repay the remaining principal amount of the loan with the Company. The loan is payable in equal quarterly installments and matures in March 2006. Unallocated shares are released annually and allocated to individual accounts. Dividends on unallocated shares are not considered dividends for financial reporting purposes and are used to pay debt service. The Company recognized compensation expense of $1.2 million, $1.6 million, and $1.9 million relating to the ESOP for the years ended December 31, 2000, 1999, and 1998, respectively. As of December 31, 2000, the ESOP held 1.3 million shares, of which 0.8 million had been allocated. The fair value of unearned ESOP shares at December 31, 2000 approximated $8.5 million.

    In addition to the ESOP, the Company has established a management recognition plan for directors and a management recognition plan for officers (collectively, the Recognition Plans). The objective of the Recognition Plans is to enable the Company to provide directors and officers with a proprietary interest in the Company as an incentive to contribute to its success. The Bank contributed funds to the Recognition Plans to enable the Recognition Plans to acquire 4% of the common stock in the Bank's initial public offering in January 1994. The purchase of an additional 4% of the common stock sold in the 1996 conversion and reorganization was authorized by shareholders at the December 17, 1996 Special Meeting of Shareholders. Such amounts have been charged to equity, representing the cost of shares acquired for the Recognition Plans. Unless the administrators specify otherwise, shares of common stock granted pursuant to the Recognition Plans generally will be in the form of restricted stock payable over a five-year period at the rate of 20% per year, commencing on the date of grant of the award. Compensation expense in the amount of the fair value of the common stock at the date of grant to the recipient will be recognized pro rata over the five years during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of, and are required to be held in trusts. The Company recognized expense related to the Recognition Plans of $1.1 million, $1.4 million, and $1.3 million for the years ended December 31, 2000, 1999, and 1998, respectively.

    In connection with the 1994 reorganization and stock offering, the Company adopted the 1993 Directors' Stock Option Plan. Authorized shares of common stock equal to 1.5% of the common stock in the stock offering (or 0.1 million shares adjusted for the 2.0775 exchange ratio) were reserved for issuance pursuant to the Directors' Stock Option Plan. The 1996 Stock Option Plan provides the Directors the option to purchase, as a group, 2.1% of the common stock in the 1996 stock offering, or 0.2 million shares of common stock. The Stock Option Plans provide that each current director who is not an officer or employee of the Company be granted compensatory options to purchase shares of common stock. The per share exercise price of a compensatory stock option shall at least equal the fair market value of a share of common stock on the date the option is granted. Options granted under the 1996 Stock Option Plan vest and are exercisable 20% per year over a five-year period, commencing on the first anniversary of the date of grant. An option granted under the Stock Option Plans will be exercisable until the earlier of ten years after its date of grant or three years after the date on which the optionee ceases to be a nonemployee director.

    Additionally, the Company adopted the 1993, 1996, and 2000 Stock Option Plans. The 1993 and 1996 Stock Option Plans were adopted in connection with the 1994 and 1996 reorganization and stock offerings, respectively. The 1993 and 1996 Stock Option Plans authorize the grant of stock options and stock appreciation rights equal to 8.5% and 7.9% of the common stock in the 1994 and 1996 stock offerings, respectively. Under the 1993 and 1996 Stock Option Plans, certain officers and key employees may be granted options, which may be incentive or compensatory. The per share exercise price of an incentive

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


stock option shall at least equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option shall at least equal the greater of par value, or 85% of the fair market value of a share of common stock on the date the option is granted. In connection with the stock offerings, 0.7 million and 0.8 million options were reserved for issuance in the 1993 and 1996 plans, respectively. The 2000 Incentive Stock Option Plan authorized the grant of stock options and stock appreciation rights equal to 0.6 million shares of common stock. Under the 2000 Incentive Stock Option Plan, certain officers and key employees may be granted options, which may be incentive or compensatory. The per share exercise price of an incentive stock option shall at least equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option shall at least equal the greater of par value or the fair market value of a share of common stock on the date the option is granted.

    The Company accounts for Stock Option Plans under Accounting Principles Board Opinion No. 25, and accordingly, no compensation expense has been recognized in the financial statements of the Company. Had compensation expense for these plans been determined consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share for the years ended December 31, 2000, 1999, and 1998 would have been reduced as follows:

================================================================================
(IN THOUSANDS,
EXCEPT PER SHARE DATA)                         2000          1999          1998
--------------------------------------------------------------------------------
Net Income - as reported                    $15,270       $16,668       $10,932
Net Income - pro forma                      $14,100       $15,669       $ 9,985
--------------------------------------------------------------------------------
Basic earnings
   per share - as reported                  $  1.42       $  1.37       $  0.76
Basic earnings
   per share - pro forma                    $  1.31       $  1.28       $  0.70
Diluted earnings
   per share - as reported                  $  1.39       $  1.32       $  0.73
Diluted earnings
   per share - pro forma                    $  1.28       $  1.24       $  0.67
================================================================================

    The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 1999, and 1998, respectively: risk-free interest rate of 4.94%, 6.53%, and 4.69%; expected volatility of 19%, 25%, and 65%; dividend yield of 2.62%, 2.93%, and 1.98%; and an expected life of seven years.

    A summary of activity under the various stock option plans for the years ended December 31, 2000, 1999, and 1998 follows:

================================================================================
                                                                       WEIGHTED
                                                                       AVERAGE
                                                       OPTIONS          PRICE
--------------------------------------------------------------------------------
Options outstanding
December 31, 1997                                   1,446,766          $11.36
     Granted                                          141,044           19.61
     Exercised                                        (55,543)           5.61
     Forfeited                                        (64,431)          13.29
--------------------------------------------------------------------------------
Options outstanding
December 31, 1998                                   1,467,836          $12.28
     Granted                                           77,032           16.80
     Exercised                                       (115,307)          11.96
     Forfeited                                        (42,635)          13.54
--------------------------------------------------------------------------------
Options outstanding
December 31, 1999                                   1,386,926          $12.52
     Granted                                          202,337           14.02
     Exercised                                        (56,404)           7.70
     Forfeited                                         (6,391)          11.28
--------------------------------------------------------------------------------
Options outstanding
December 31, 2000                                   1,526,468          $12.90
--------------------------------------------------------------------------------
Options exercisable
December 31, 2000                                   1,032,313          $11.67
================================================================================


13. REGULATORY CAPITAL REQUIREMENTS:

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

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of tangible and Tier I capital (as defined in the regulations) to adjusted total assets, and of risk-based capital to risk-weighted assets. Management believes that, as of December 31, 2000, the Bank met all capital adequacy requirements to which it is subject.

    As of December 31, 2000, the most recent notification from the Office of Thrift Supervision ("OTS") categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, core risk-based, and core ratios as set forth in the table. There have been no conditions or events since that notification which, in management's opinion, would have changed the institution's well capitalized status. Commonwealth Bancorp, the holding company of the Bank, is not regulated by the OTS and therefore its capital ratios are not included herein.

    Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, adequately capitalized institutions are required to maintain a core capital ratio (as defined) of 4.0% or greater. The Bank's capital exceeded this requirement by $56 million.

    For regulatory purposes and under OTS guidelines, unrealized gains on securities held available for sale, net of tax, of $1.2 million were deducted from core and tangible capital as of December 31, 2000. These unrealized gains, net of tax, however, are added to shareholders' equity under generally accepted accounting principles. Risk-based capital, for regulatory requirements, includes the $11.1 million allowance for loan losses at December 31, 2000.

    In 1993, the OTS adopted an amendment to its risk-based capital requirements that will require institutions with more than a "normal" level of interest rate risk to maintain additional risk-based capital. As of December 31, 2000, the OTS has continued to delay implementation of this regulation. Under the regulation, a savings bank will be considered to have a "normal" level of interest rate risk if the decline in its net portfolio value after an immediate and sustained 200-basis-point increase or decrease in market interest rates (whichever leads to the greater decline) is less than 2.0% of the current estimated value of its assets. An institution with more than "normal" interest rate risk will be required to deduct from capital, for purposes of calculating its risk-based capital ratio, an "interest rate risk component" in an amount equal to one-half of the difference between its measured interest rate risk and 2.0% multiplied by the estimated economic value of its total assets. This deduction of an interest rate risk component from capital would effectively increase the amount of capital otherwise required to satisfy the risk-based capital requirement. However, events beyond the control of the Bank, such as changing interest rates or a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

    As a result of the Bank's January 2001 conversion to a Pennsylvania chartered savings bank, the bank is currently subject to the FDIC capital requirements, which are similar to the OTS requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


    A summary of the Bank's capital amounts and ratios as of December 31, 2000 and 1999 follows:

===================================================================================================================================
                                                                                            MINIMUM          TO BE WELL CAPITALIZED
                                                          ACTUAL                           FOR CAPITAL       FOR PROMPT CORRECTIVE
                                              ------------------------------            ADEQUACY PURPOSES       ACTION PROVISIONS
                                              RATIO                   AMOUNT                   RATIO                  RATIO
                                              -----                   ------                   -----                  -----
(DOLLARS IN THOUSANDS)                   2000     1999         2000            1999        2000      1999         2000     1999
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets       8.6%     7.9%     $  161,032      $  151,270
Intangible assets                       ----     ----         (30,450)        (33,048)
Unrealized (gain) loss on
     available-for-sale
     securities, net of tax                                    (1,231)          3,150
                                                           -----------     ----------
Tangible capital, and ratio to
     OTS adjusted total assets           7.0      6.4      $  129,351      $  121,372       1.5%      1.5%
                                        ----     ----      ==========      ==========       ---       ---
Core capital, and ratio to OTS
     adjusted total assets               7.0      6.4      $  129,351      $  121,372       4.0       3.0         5.0%     5.0%
                                        ----     ----      ==========      ==========       ---       ---         ---      ---
Core capital, and ratio to OTS
     risk-weighted assets               10.4     10.4      $  129,351      $  121,372                             6.0      6.0
                                        ----     ----      ----------      ----------                             ---      ---
Allowance for loan losses                                      11,078          10,478
                                                           -----------     ----------
Supplementary capital                                          11,078          10,478
                                                           -----------     ----------
Total risk-based capital,
     and ratio to
     OTS risk-weighted assets           11.3     11.3      $  140,429      $  131,850       8.0        8.0       10.0     10.0
                                        ----     ----      ==========      ==========       ---        ---       ----     ----
OTS total assets                                           $1,869,313      $1,920,686
                                                           ==========      ==========
OTS adjusted total assets                                  $1,837,632      $1,890,787
                                                           ==========      ==========
OTS risk-weighted assets                                   $1,244,362      $1,167,993
                                                           ==========      ==========



14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

OFF-BALANCE-SHEET RISK

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates (hedging). These off-balance-sheet financial instruments as of December 31, 2000, include mandatory forward commitments and put and call options on U.S. Treasury bond futures. The Company's interest rate cap agreements matured during 2000. The off-balance-sheet financial instruments involved, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract or notional amounts of these instruments represent the extent of involvement the Company has in particular classes of financial instruments.

    The contract or notional amounts of mandatory forward commitments and put and call options on U.S. Treasury bond futures do not represent exposure to credit loss. The Company controls credit risk by conducting transactions only with "primary" U.S. Government dealers as established by the Federal Reserve Bank, money center banks, recognized GNMA dealers, and major investment firms, and by setting policies for transaction volume limitations and periodic monitoring. Each broker, dealer or bank is carefully evaluated on the basis of its financial strength, reputation and expertise. Unless noted otherwise, the Company does not require collateral or other securities to support financial instruments with credit risk.

SUMMARY OF FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

================================================================================
                                                     CONTRACT OR NOTIONAL AMOUNT
                                                            DECEMBER 31,
                                                     ---------------------------
(IN THOUSANDS)                                            2000           1999
--------------------------------------------------------------------------------
Interest rate cap agreements                           $    --        $65,000
Mandatory forward commitments                           55,000         28,000
Option Contracts:
   Puts                                                  4,000          2,000
   Calls                                                 1,500          2,000
================================================================================

INTEREST RATE CAP AGREEMENTS

    Interest rate cap agreements are instruments previously used by Commonwealth to hedge certain short-term liabilities. An interest rate cap is an agreement whereby the seller of the cap contractually agrees to pay the buyer the difference between the actual interest rate and strike rate per the cap contract, if the actual rate is higher than the strike rate. The Company was not a party to interest rate cap agreements at December 31, 2000. At December 31, 1999, the Company had a notional balance of interest rate cap agreements totaling $65 million. The Company received variable interest payments based on the spread between the variable-month LIBOR rate and the strike price of the caps if the variable-month LIBOR rate was higher than the strike rate. The weighted average strike price of the agreements held by the Company at December 31, 1999 was 6.79%. These agreements expired between May 2000 and September 2000. There were no unamortized fees and there was no credit risk to the Company at December 31, 1999.

MANDATORY AND OPTIONAL FORWARD CONTRACTS

    A forward contract is a legal agreement between two parties to purchase or sell a specific quantity of a financial instrument, at a specified price, with delivery and settlement at a specified future date. Because forward contracts lack the liquidity and protection provided by regulated exchanges, there is a heightened risk of default by the counterparties. The Company had open mandatory forward commitments for future delivery of FNMA and FHLMC guaranteed pass-through certificates of $55 million and $28 million, respectively, as of December 31, 2000 and 1999.

    The Company had no exposure to credit loss in the event of nonperformance by other parties relating to the mandatory forward commitments at December 31, 2000. The Company had $0.3 million exposure to credit loss in the event of nonperformance by other parties relating to the mandatory forward commitments at December 31, 1999, which represented the difference between the contractual amount and the fair value of these agreements.

    The Company purchases put and call options on U.S. Treasury bond futures as an alternative to mandatory forward contracts. The Company had outstanding put options of $4 million and $2 million at December 31, 2000 and 1999, respectively. The Company had call options outstanding of $1.5 million and $2 million at December 31, 2000 and 1999, respectively.

15. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

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

    MORTGAGE LOANS HELD FOR SALE AND LOANS RECEIVABLE-The fair values for certain mortgage loans are based on quoted prices of similar loans, adjusted for differences in loan characteristics. The fair values for other loans are estimated through discounted cash flow analysis, using interest rates currently being offered for loans with similar terms and credit quality. The carrying amount of accrued interest approximates its fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


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

    NOTES PAYABLE AND OTHER BORROWINGS-The fair values of secured notes due to FHLB of Pittsburgh, borrowings under repurchase agreements, and commercial repurchase agreements are estimated using the rates currently offered for liabilities of similar remaining maturities. The fair values of other borrowings are based on quoted prices.

    OFF-BALANCE-SHEET INSTRUMENTS-Fair values for the Company's off-balance-sheet instruments (caps, forwards, options and lending commitments) are based on quoted prices, current settlement values, pricing models or other formulas.


   At December 31, 2000 and 1999, the estimated fair values of the Company's financial instruments were as follows:


====================================================================================================================
                                                               DECEMBER 31, 2000              DECEMBER 31, 1999
                                                        ------------------------------------------------------------
                                                          CARRYING           FAIR           CARRYING        FAIR
(IN THOUSANDS)                                             AMOUNT            VALUE           AMOUNT         VALUE
--------------------------------------------------------------------------------------------------------------------
 Financial assets:
     Cash and cash equivalents                           $   66,700       $   66,700      $   61,751    $   61,751
     Mortgage loans held for sale                            43,007           43,007          24,005        24,005
     Investment securities                                   14,051           14,051          68,219        68,219
     Mortgage-backed securities                             202,700          202,700         290,954       290,245
     Loans receivable, net                                1,416,110        1,411,836       1,361,430     1,330,312
     FHLB stock                                              18,400           18,400          18,400        18,400

Financial liabilities:
     Deposits                                             1,454,592        1,451,032       1,503,746     1,496,263
     Secured notes due to FHLB
         of Pittsburgh                                      171,666          172,194         127,000       126,563
     Securities sold under agreements
          to repurchase                                      35,000           35,254         100,000        99,757
     Other borrowings                                        17,830           17,830           9,076         9,071

====================================================================================================================
                                                             DECEMBER 31, 2000                 DECEMBER 31, 1999
                                                        ------------------------------------------------------------
                                                        CARRYING           FAIR             CARRYING         FAIR
(IN THOUSANDS)                                           AMOUNT            VALUE             AMOUNT          VALUE
--------------------------------------------------------------------------------------------------------------------
Unrecognized Financial Instruments:
     Commitments to originate loans                        $--             $ --                $--            $ --
     Interest rate caps                                     --               --                 --               5
     Mandatory forward commitments                          --              (540)               --             300
     Put and call options                                   15               --                 16               2

16. SEGMENT REPORTING:

    SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," introduced a new model for segment reporting, called the "management approach." The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on product and services, geography, legal structure, management structure - any manner in which management disaggregates a company. The Company's segment reports follow:


                                                          FOR THE YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------------------
                                               2000                                         1999
                            -----------------------------------------      ----------------------------------------
                              COMMUNITY      MORTGAGE                        COMMUNITY     MORTGAGE
(IN THOUSANDS)                 BANKING       BANKING            TOTAL         BANKING      BANKING           TOTAL
                            -----------------------------------------      ----------------------------------------
Net interest income
  after provision
   for loan losses          $   65,923       $ 2,283       $   68,206      $   62,744       $ 3,869      $   66,613

Noninterest income:
  Servicing fees                (2,202)        2,999              797          (2,509)        5,790           3,281
  Net gain on sale of
     mortgage loans               (398)        5,495            5,097            (525)       12,206          11,681
  Other                         15,970           499           16,469          13,519         1,646          15,165
                            -----------------------------------------      ----------------------------------------
     Total noninterest
      income                    13,370         8,993           22,363          10,485        19,642          30,127
                            -----------------------------------------      ----------------------------------------

Noninterest expense:
  Compensation and
     employee benefits          28,199         7,133           35,332          26,672         9,983          36,655
  Other                         29,681         4,780           34,461          30,472         6,137          36,609
                            -----------------------------------------      ----------------------------------------
     Total noninterest
      expense                   57,880        11,913           69,793          57,144        16,120          73,264
                            -----------------------------------------      ----------------------------------------

Income before
   income taxes                 21,413          (637)          20,776          16,085         7,391          23,476
Income tax provision             5,729          (223)           5,506           4,221         2,587           6,808
                            -----------------------------------------      ----------------------------------------
Net income                  $   15,684       $  (414)      $   15,270      $   11,864       $ 4,804      $   16,668
                            =========================================      ========================================

Assets                      $1,804,940       $64,570       $1,869,510      $1,874,887       $47,509      $1,922,396
Liabilities                 $1,647,811       $61,246       $1,709,057      $1,728,660       $41,371      $1,770,031
Shareholders' equity        $  157,129       $ 3,324       $  160,453      $  146,227       $ 6,138      $  152,365

                                       FOR THE YEAR ENDED DECEMBER 31,
                                 ------------------------------------------
                                                    1998
                                 ------------------------------------------
                                    COMMUNITY      MORTGAGE
(IN THOUSANDS)                      BANKING        BANKING           TOTAL
                                 ------------------------------------------
Net interest income
  after provision
   for loan losses               $   62,085       $  5,065       $   67,150

Noninterest income:
  Servicing fees                     (2,832)         6,426            3,594
  Net gain on sale of
     mortgage loans                  (1,297)        12,139           10,842

  Other                              12,619           (109)          12,510
                                 ------------------------------------------
    Total noninterest
     income                           8,490         18,456           26,946
                                 ------------------------------------------

Noninterest expense:
  Compensation and
     employee benefits               25,369         12,497           37,866
  Other                              33,215          6,789           40,004
                                 ------------------------------------------
    Total noninterest
     expense                         58,584         19,286           77,870
                                 ------------------------------------------

Income before
   income taxes                      11,991          4,235           16,226
Income tax provision                  3,812          1,482            5,294
                                 ------------------------------------------
Net income                       $    8,179       $  2,753       $   10,932
                                 ==========================================

Assets                           $2,106,127       $151,372       $2,257,499
Liabilities                      $1,930,283       $135,038       $2,065,321
Shareholders' equity             $  175,844       $ 16,334       $  192,178

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

17. ACQUISITIONS AND DIVESTITURES:

    On September 8, 2000, Commonwealth Bank completed the sale of two branches in Lehigh County, Pennsylvania to another financial institution. At that date, the two branches had $13 million of combined deposits and $4 million of consumer loans. The deposits, loans and certain other assets were sold essentially at book value.

    On January 31, 2000, the Company completed the acquisition of certain business interests of the Tyler Group. Tyler offers financial planning and investment advisory services to individuals and small businesses in southeast Pennsylvania. Its products and services are marketed to Commonwealth customers through Tyler Wealth Counselors, Inc., a subsidiary of Commonwealth Bank.

    During the third quarter of 1999, Commonwealth Bank exited substantially all of the third party mortgage servicing business, and sold its $1.0 billion FHLMC and FNMA mortgage servicing portfolio to National City Mortgage Company. The pre-tax gain resulting from the sale totaled $1.6 million in the third quarter of 1999.

    On June 28, 1999, Commonwealth Bank completed the sale of two branches in Lebanon County, Pennsylvania to another financial institution, resulting in a pre-tax gain of $1.0 million in the second quarter of 1999. As of June 28, 1999, the two branches had $37 million of combined deposits and $11 million of consumer and commercial loans.


18. SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA: (UNAUDITED)

    A summary of Commonwealth's selected quarterly consolidated financial data follows:


                                                                     FOR THE QUARTER ENDED
                             ------------------------------------------------------------------------------------------------------
(IN THOUSANDS)               12/31/00     9/30/00      6/30/00     3/31/00         12/31/99     9/30/99     6/30/99     3/31/99
                             ---------------------------------------------         ------------------------------------------------
Total interest income         $34,139     $34,108     $ 33,869     $33,646          $33,452     $34,630     $36,083     $36,607

Total interest expense         15,631      15,692       15,387      15,596           15,803      16,990      18,296      19,070
                             ---------------------------------------------         ------------------------------------------------
Net interest income            18,508      18,416       18,482      18,050           17,649      17,640      17,787      17,537
Provision for loan losses       1,625       1,300        1,200       1,125            1,000       1,000       1,000       1,000
                             ---------------------------------------------         ------------------------------------------------
Net interest income after
  provision for loan
  losses                       16,883      17,116       17,282      16,925           16,649      16,640      16,787      16,537

Noninterest income:
Net gain on sale of
  mortgage loans                1,436       1,565        1,036       1,060            2,638       2,276       2,606       4,161
Other income                    4,555       4,452        4,416       3,843            4,040       5,559       5,116       3,731
                             ---------------------------------------------         ------------------------------------------------
    Total noninterest
     expense                    5,991       6,017        5,452       4,903            6,678       7,835       7,722       7,892
                             ---------------------------------------------         ------------------------------------------------
Noninterest income:
Compensation and
    employee benefits           8,931       8,960        8,732       8,709            8,627       9,212       9,198       9,618
Other expenses                  8,470       8,690        8,826       8,475            9,286       9,125       9,110       9,088
                             ---------------------------------------------         ------------------------------------------------
    Total noninterest
     expense                   17,401      17,650       17,558      17,184           17,913      18,337      18,308      18,706
                             ---------------------------------------------         ------------------------------------------------
Income before income
  taxes                         5,473       5,483        5,176       4,644            5,414       6,138       6,201       5,723
Income tax provision            1,451       1,453        1,371       1,231            1,570       1,780       1,798       1,660
                             ---------------------------------------------         ------------------------------------------------
Net income                    $ 4,022     $ 4,030     $  3,805     $ 3,413          $ 3,844     $ 4,358     $ 4,403     $ 4,063
                             =============================================         ================================================
Basic earnings per share      $  0.38     $  0.38     $   0.35     $  0.31          $  0.35     $  0.38     $  0.34     $  0.30
Diluted earnings per
   share                      $  0.37     $  0.37     $   0.35     $  0.31          $  0.34     $  0.36     $  0.33     $  0.30

Market prices
   High                       $15.438     $14.875     $ 13.625     $16.500          $17.500     $19.375     $18.000     $16.750
   Low                        $14.188     $11.875     $ 11.375     $12.375          $15.750     $16.875     $13.688     $14.688

Dividends per
   common share               $  0.11     $  0.11     $   0.11     $  0.11          $  0.09     $  0.09     $  0.09     $  0.09

SHAREHOLDER INFORMATION Commonwealth Bancorp, Inc. and Subsidiaries


BOARD OF DIRECTORS
GEORGE C. BEYER, JR.          President and Chief Executive Officer
                               of Valley Forge Financial Group, Inc.
JOSEPH E. COLEN,  JR.         Chairman of Machined Metals Co., Inc.,
                         President of Jennings International Co. and
                                  President of Oak-Corson Realty Co.
RICHARD J. CONNER*                     Retired, previously President
                                       of Connor's Firestone Service
JOANNE HARMELIN             President and Chief Executive Officer of
                                       Harmelin and Associates, Inc.
MICHAEL T. KENNEDY   Chairman, President and Chief Executive Officer
                                of Radnor Holdings Corporation, Inc.
MARTIN E. KENNEY, JR.           Chairman and Chief Executive Officer
                                                  of WRC Media, Inc.
CHARLES H. MEACHAM           Chairman and Chief Executive Officer of
                    Commonwealth Bancorp, Inc. and Commonwealth Bank
HARRY P. MIRABILE        Retired, previously Secretary and Treasurer
                                        of Mirabile Beverage Company


ADVISORY COMMITTEE
George W. Snear, Sr.                               Funeral Director,
                                       George W. Snear Funeral Home


COMMONWEALTH BANK OFFICERS
Charles H. Meacham    Chairman of the Board, Chief Executive Officer
Patrick J. Ward                   President, Chief Operating Officer

David K. Griest Senior Vice President, Chief Information Officer Charles M. Johnston Senior Vice President, Chief Financial Officer
William J. Monnich          Senior Vice President, Community Banking
Brian C. Zwaan             Senior Vice President, Commercial Banking

Theodore T. Aicher                         Vice President, Treasurer
Lisa H. Albany                      Vice President, Consumer Lending
Ellen L. Benson                      Vice President, Human Resources
James N. Busciacco                Vice President, Deposit Operations
Robert D. Kane                            Vice President, Controller
Kathleen J. Lippincott   Vice President, Operations Support Services
Malcolm W. MacKellar              Vice President, Commercial Lending
Brian J. Maguire                           Vice President, Marketing
Karen S. Magurn                  Vice President, Supermarket Banking
William P. Mulholland                Vice President, General Auditor
Cynthia Mullen                   Vice President, Community Relations
James E. Schwartz                Vice President, Traditional Banking
Rose Marie J. Smith          Vice President, Administrative Services
Andrew J. Stackhouse        Vice President, Cash Management Services
Nicholas J. Wright      Vice President, Network and Desktop Services


TYLER WEALTH COUNSELORS, INC.
A SUBSIDIARY OF COMMONWEALTH BANK
Harry R. Tyler                                             President


* Director Emeritus



CORPORATE INFORMATION
ANNUAL MEETING:
April 17, 2001 at 9:00 a.m.
Best Western Hotel, 815 North Pottstown Pike
Exton, Pennsylvania  19341

TRANSFER AGENT AND REGISTRAR:
Address changes and all shareholder inquiries should be directed to:
Registrar & Transfer Company
10 Commerce Drive, Cranford, New Jersey 07016
1-800-368-5948

INVESTOR INFORMATION:
Analysts, investors and others requesting additional financial information may contact:
Charles M. Johnston, Chief Financial Officer
Commonwealth Bancorp, Inc.
2 West Lafayette Street, Norristown, Pennsylvania  19401-4758
610-313-2189

COMMONWEALTH NEWS RELEASES:
Copies of the Company's recent news releases, including quarterly earnings releases, can be obtained through our website at www.CommonwealthBank.com.

MARKET FOR COMMON STOCK:
Commonwealth Bancorp, Inc.'s common stock is traded on The Nasdaq Stock Market under the symbol "CMSB". At December 31, 2000, the 11,309,487 shares of common stock were held by 5,110 holders of record, which does not reflect the number of beneficial owners of the common stock.

INDEPENDENT PUBLIC ACCOUNTANTS:
Arthur Andersen LLP, 1601 Market Street, Philadelphia, Pennsylvania 19103

SPECIAL COUNSEL:
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W., Washington, DC  20005






COMMONWEALTH WEBSITE:
http://www.CommonwealthBank.com     [COMMONWEALTH LOGO]          [RECYCLE LOGO]

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

-  GLENSIDE
   139 South Easton Road

-  HORSHAM
   Giant Food Stores
   Horsham Point Shopping Center

-  KING OF PRUSSIA
   DeKalb Plaza Shopping Center

-  LANSDALE (3)
    -  Hillcrest Shopping Center
    -  Sumney Forge Square
    -  521 West Main Street

-  MONTGOMERYVILLE
       Giant Food Stores
       Montgomeryville Square

-  NORRISTOWN (2)
    -  5 West Germantown Pike
    -  2 West Lafayette Street

-  POTTSTOWN
   Weis Markets
   The Pottstown Center

-  ROYERSFORD
   Limerick Square

-  SPRING HOUSE
   Clemens Markets
   Spring House Center

-  TRAPPE
   Trappe Shopping Center

-  TROOPER (2)
    -  Park Ridge Shopping Center
    -  Giant Food Stores
       Audubon Square Shopping Center


PHILADELPHIA COUNTY

- PHILADELPHIA (14)
    -  One Penn Square West
    -  3292 Red Lion Road
    -  8423 Frankford Ave.
    -  7149 Frankford Ave.
    -  7425 Frankford Ave.
    -  2501 Welsh Road
    -  6537 Castor Ave.
    -  6958 Torresdale Ave.
    -  6500 Tabor Road
    -  9896 Bustleton Ave.
    -  Gross' Thriftway
       Port Richmond Village
    -  ShopRite Food Stores
         Boulevard Plaza
         Lawndale Plaza
    -  Superfresh
       Cottman & Bustleton Center

-   41 Traditional Branches
#   19 Supermarket Branches
*   Corporate Headquarters




                                 [GRAPHIC MAP]



LOCATION OF TYLER
WEALTH COUNSELORS, INC
   -   West Chester, PA
   -   610-344-0900



LOCATIONS OF
COMMONWEALTH BANK
COMMERCIAL BANKING OFFICES
   -   Norristown, PA
   -   Reading, PA

COMLINE(SM)
-  24 Hour Automated Service Line
-  1-800-327-9885

www.CommonwealthBank.com


                              [COMMONWEALTH LOGO]

COMMONWEALTH BANCORP, INC. - 2 WEST LAFAYETTE STREET - NORRISTOWN, PA 19401 -
                            WWW.COMMONWEALTHBANK.COM