Form 10-K405, Exhibit 13
period 2001-12-31
COMMONWEALTH BANCORP INC
filed 2002-03-15
CIK 1005126

                                                                      EXHIBIT 13

                                               [COMMONWEALTH BANCORP, INC. LOGO]


                     [PICTURE OF BUSINESSMAN AND BUILDING]


2001 ANNUAL REPORT

                       [COMMONWEALTH BANCORP, INC. LOGO]


COMMONWEALTH BANCORP, INC.
    2 WEST LAFAYETTE STREET
        NORRISTOWN, PA 19401
WWW.COMMONWEALTHBANK.COM

TABLE OF CONTENTS


Selected Financial Highlights ........................................    Page 1

Letter to Shareholders ...............................................    Page 2

Detailed Financial Highlights ........................................   Page 10

Management's Discussion and Analysis .................................   Page 11

Report of Management .................................................   Page 26

Independent Accountants' Report ......................................   Page 27

Report of Independent Public Accountants .............................   Page 28

Consolidated Financial Statements ....................................   Page 29

Directors and Officers ...............................................   Page 57

Corporate Information ................................................   Page 57

Locations ............................................................   Page 58

Bank Locations Map ...................................................   Page 59


                     [PICTURE OF MAN AND WOMAN/BANK VAULT]

Commonwealth Bancorp, Inc., with consolidated assets of $1.8 billion, is the holding company for Commonwealth Bank, which has 59 branches throughout Southeast Pennsylvania.

SELECTED FINANCIAL HIGHLIGHTS
(dollars in thousands, except per share and ratio data)


AT YEAR END                                                    2001              2000              1999
Total assets                                               $ 1,784,272       $ 1,869,510       $ 1,922,396

Loans receivable, net                                        1,302,468         1,416,110         1,361,430

Deposit accounts                                             1,494,407         1,454,592         1,503,746

Shareholders' equity                                           149,627           160,453           152,365

FOR THE YEAR

Net income                                                 $    13,729       $    15,270       $    16,668

Diluted earnings per share                                        1.28              1.39              1.32

Dividends per share                                               0.56              0.44              0.36

FINANCIAL RATIOS(1)

Return on assets                                                  0.76%             0.81%             0.80%

Return on equity                                                  8.64              9.99              9.76

Net interest margin(2)                                            4.56              4.28              3.67

Nonperforming assets to total assets at end of period             0.66              0.57              0.54

Allowance for loan losses to total loans held for
  investment at end of period                                     1.08              0.78              0.76

Total risk-based capital to risk-weighted assets
  at end of period(3)                                            10.64             11.29             11.29

Book value per share at end of period                            14.46             14.19             12.77

(1) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

(2)  Taxable equivalent basis.

(3)  Represents ratio for Commonwealth Bank.

[PHOTO OF PATRICK J. WARD]


PATRICK J. WARD
    Chief Executive Officer


Dear Shareholders, Customers, and Friends:

     Commonwealth Bancorp, Inc. achieved net income of $13.7 million, or $1.28 per common share in 2001. These results compared to net income of $15.3 million, or $1.39 per common share, in 2000. However, included in the results for 2001 were:

- A $2.3 million pre-tax charge associated with the restructuring of Commonwealth's mortgage banking business;

- A $0.7 million pre-tax charge related to the retirement of Commonwealth's Chief Executive Officer; and

- A $0.5 million pre-tax charge related to the resolution of legal proceedings concerning a disputed interest rate on a loan acquired in the 1970's.

     Exclusive of these items, net income for 2001 would have been $16.3 million, or a record $1.52 per common share. Return on assets and equity would have been 0.91% and 10.29%, respectively.

     The investment community's assessment of Commonwealth's 2001 performance and future earnings potential was reflected in the price of Commonwealth's common stock, which increased 43% from $15.44 at year-end 2000 to $22.15 at the end of 2001. Adjusted for the June 1996 exchange of common shares relating to Commonwealth's second step conversion from a Mutual Holding Company, the price of Commonwealth's common stock has increased 360% since its initial public offering price of $4.81 in January 1994.

     Commonwealth made significant progress in the execution of its core business strategy in 2001. As we have described in this and other forums over the past several years, this strategy involves changing the Company's business mix from that of a traditional thrift to one more reflective of a community bank. A key aspect of the strategy is a balanced focus on retail and commercial banking. In these areas, Commonwealth's accomplishments during 2001 included the following:

- Commercial loans increased 39% from $244 million at year-end 2000 to $339 million at December 31, 2001. Asset quality in this portion of the portfolio remained excellent, with only $1.3 million of nonperforming commercial loans at year-end 2001, and only $0.7 million of commercial net credit losses throughout the year. Commercial loans accounted for 26% of total loans at year-end 2001, up from 17% at the end of 2000.

- Despite exceptionally high repayments due to the interest rate environment and a general tightening of Commonwealth's consumer lending credit standards, we maintained relatively flat consumer loan balances in 2001. At the end of the year, consumer loans totaled $385 million, or 29% of total loans, compared to $384 million, or 27% of total loans, at the end of 2000.

- Reflecting Commonwealth's strategic shift toward commercial and consumer lending, which tend to involve higher levels of credit risk than mortgage lending, we established a separate Credit Risk Management Department in 2001. This Department, which reports directly to the Chief Executive Officer, is responsible for managing credit risk relating to all loan and deposit products, as well as guiding daily collection efforts on a company-wide basis.

- Also reflecting the shift toward commercial and consumer lending, we strengthened the allowance for loan losses during 2001. At the end of the year, the allowance for loan losses totaled $14.2 million, or 1.08% of loans, compared to $11.1 million, or 0.78% of loans, at the end of 2000.

- Commonwealth continued to reposition its branch network in 2001 to better serve customers and improve returns to shareholders. During the year, we relocated two branches to larger and more convenient facilities to accommodate growth and consolidated one branch into another nearby location to improve efficiency. At year-end 2001, Commonwealth had 39 traditional branches and 20 supermarket branches in six Southeast Pennsylvania counties.

- Core deposits, which include checking, savings and money market deposits, increased 10% from $960 million at year-end 2000 to $1.058 billion at the end of 2001. Core deposits represented 71% of total deposits at the end of 2001, compared to 66% at year-end 2000.

- Noninterest income, exclusive of mortgage banking revenues, increased 13% from $16.5 million in 2000 to $18.7 million in 2001.

     Commonwealth completed a restructuring of its mortgage banking business in 2001. Under the restructuring, Commonwealth sold its five mortgage loan production offices in Pennsylvania and Maryland to American Home Mortgage Holdings, Inc. The sale was completed in the first quarter of 2001. In addition, Commonwealth entered into a sub-servicing arrangement with a third party through which that entity services mortgage loans for Commonwealth. The transfer of servicing activities occurred in the second quarter of 2001. In connection with this restructuring, Commonwealth recorded a one-time, pre-tax charge of $2.3 million in the first quarter of 2001 to reflect severance and other expenses.

     The decision to restructure our mortgage banking business represented an important phase of our strategy to transition Commonwealth's business mix from that of a traditional thrift to one more reflective of a community bank. The relatively low margins and volatile nature of the earnings stream associated with the mortgage banking business did not align well with Commonwealth's profile as a community bank. The restructuring of the mortgage banking business has enabled Commonwealth to better focus resources toward its core businesses of retail and commercial banking.

     An important part of Commonwealth's success in recent years has been the effective management of its balance sheet and capital structure. These activities have been directed toward improving the net interest margin and return on equity, while prudently managing Commonwealth Bank's regulatory capital position.

     With respect to the net interest margin, we have focused on increasing commercial and consumer loans while reducing Commonwealth's investment in mortgages and securities. On the funding side, our focus has been on increasing core deposits while decreasing reliance on certificates of deposit and wholesale borrowings. Reflecting our success in this area, the net interest margin on a fully taxable equivalent basis has improved each year from 3.27% in 1998 to 4.56% in 2001.

     To improve return on equity, we have returned to our shareholders excess capital not required by our businesses. In this regard, we purchased 1.3 million shares of Commonwealth common stock during 2001, representing a $25 million return of capital to shareholders. This brought total purchases of Commonwealth common stock over the past three years to 4.9 million shares, or 33% of the shares outstanding at the end of 1998 and a return of capital to shareholders of $87 million. We also significantly increased the dividend on Commonwealth's common stock to $0.56 per share in 2001, compared to $0.44 per share in 2000 and $0.36 per share in 1999. These actions have contributed to the yearly improvement in return on equity (exclusive of certain nonrecurring items) from 6.57% in 1998 to 10.29% in 2001.

     Underlying Commonwealth's aggressive balance sheet and capital management strategies has been the prudent management of Commonwealth Bank's regulatory capital position. At year-end 2001, Commonwealth Bank's Tier 1 and Total Risk-Based Capital ratios were 9.5% and 10.6%, respectively. These levels were well above the regulatory guidelines for well-capitalized institutions.

     On a personal note, we would like to take this opportunity to recognize the important and long-standing contributions of Charles H. Meacham, who retired as Chief Executive Officer in 2001 after serving admirably in that capacity for the last 10 of his 27 years with Commonwealth. During Chuck's tenure as Chief Executive Officer, the organization successfully managed great change, growing from a $1.1 billion mutual thrift organization to a $1.8 billion publicly traded community bank. He was the principal architect of the philosophies under which Commonwealth does business, which include maximizing shareholder value through our core businesses of retail and commercial banking, while emphasizing prudent risk management, effective capital management and superior customer service. Although we will miss his day-to-day contributions, the Company continues to benefit from Chuck's counsel and experience through his service as Chairman of the Board.

     The Board of Directors and management are proud of Commonwealth's progress in 2001 and look enthusiastically toward the future. However, we recognize that the Company's past accomplishments would not have been possible and its future prospects not as bright without the loyal support of our shareholders, customers and friends, nor without the dedication and professionalism of our employees. We are grateful to each of you.

Sincerely,

/s/ Patrick J. Ward

Patrick J. Ward
President and Chief Executive Officer



[PHOTO OF DAVID K. GRIEST, BRIAN C. ZWAAN, PATRICK J. WARD, WILLIAM J. MONNICH, & CHARLES M. JOHNSTON]


(Left to right)

David K. Griest
     Executive Vice President, Chief Information Officer

Brian C. Zwaan
     Senior Executive Vice President, Chief Lending Officer

Patrick J. Ward
     President, Chief Executive Officer

William J. Monnich
     Executive Vice President, Community Banking

Charles M. Johnston
     Executive Vice President, Chief Financial Officer


[COMMONWEALTH BANCORP, INC. LOGO]
     A key aspect of our business strategy is a balanced focus on retail and commercial banking.

RETAIL BANKING

     Commonwealth's retail branches represent the foundation of its retail banking strategy. At year-end 2001, Commonwealth operated 59 retail branch offices in its Southeast Pennsylvania market area of Berks, Bucks, Chester, Delaware, Montgomery and Philadelphia Counties. Each branch offers a significant array of financial products and services and, relative to larger regional and national institutions, provides a more personalized approach to customer service.

     Among the more meaningful accomplishments in retail banking over the past year were the following:

- Commonwealth continued to reposition its branch network in 2001 to better serve customers and improve returns to shareholders. During the year, we relocated two branches to larger and more convenient facilities to accommodate growth and consolidated one branch into another nearby location to improve efficiency.

- Retail core deposits, which include checking, savings and money market deposits, grew 10% from $787 million at the end of 2000 to $865 million at year-end 2001.

- Checking accounts, which consumers tend to view as their primary banking relationship, increased 11% from 109,000 at the end of 2000 to 121,000 as of December 31, 2001.

- The average interest rate paid on total deposits fell for the fourth consecutive year to 2.90% in 2001.

- Deposit fees and related income increased 16% from $11.8 million in 2000 to $13.7 in 2001.

- Despite exceptionally high repayments due to the interest rate environment and a general tightening of Commonwealth's consumer lending credit standards, we maintained relatively flat consumer loan balances in 2001. At the end of the year, consumer loans totaled $385 million, or 29% of total loans, compared to $384 million, or 27% of total loans, at the end of 2000.

     While traditional branches continue to represent the cornerstone of Commonwealth's branch network, a key aspect of Commonwealth's retail banking strategy involves supermarket banking. Of Commonwealth's 59 branch locations at year-end 2001, 20 were in supermarket locations. Supermarket branches represent a low-cost way to generate growth in new markets, while increasing customer convenience. Total deposits in supermarket branches totaled $196 million at the end of 2001, an increase of 43% from $138 million at the end of 2000. Importantly, supermarket branches accounted for $47 million, or 31% of total new consumer loan originations of $150 million in 2001.

     Technology also represents an important part of Commonwealth's retail banking strategy. Commonwealth OnLine, our internet banking service, has enjoyed excellent growth since its introduction in 1999 and now provides over 16,000 customers the convenience of banking services on a 24 hours per day, 7 days per week, basis. Commonwealth OnLine customers can access their accounts, print account information, transfer money between accounts, pay bills and even track their investment portfolio. In addition, check image access was recently introduced, providing internet banking customers online access to images of all their cleared checks. Favorable customer acceptance of Commonwealth OnLine is reflected in the nearly four-fold increase in transaction volumes in 2001, compared to 2000.

     As in prior years, expansion and strengthening of the retail branch network will be a key priority for Commonwealth in the future. During 2002, we expect to open several new locations and will continue to evaluate opportunities to improve the branch network through acquisition. Whether through internal growth or acquisition, the overriding objectives of branch expansion will be increasing customer convenience and improving shareholder returns.

[COMMONWEALTH BANCORP, INC. LOGO]
     Supermarket branches represent a low-cost way to generate growth in new markets, while increasing customer convenience.


[PHOTO OF ROBERT E. CUMENS, AND CUSTOMER]


Commonwealth's 20 supermarket locations provide 7 days a week convenience to our customers. Above, Robert E. Cumens, Group Vice President, Supermarket Banking, assists a customer at a Commonwealth Bank supermarket branch in Northeast Philadelphia.


[CHECKING ACCOUNTS BAR GRAPH]


CHECKING ACCOUNTS
1999             100,000
2000             109,000
2001             121,000


[AVERAGE RATE PAID ON DEPOSITS BAR GRAPH]


AVERAGE RATE PAID ON DEPOSITS
1999             3.38%
2000             3.33%
2001             2.90%


[DEPOSIT FEES AND RELATED INCOME BAR GRAPH]


DEPOSIT FEES AND RELATED INCOME
1999             $10.1 Million
2000             $11.8 Million
2001             $13.7 Million

COMMERCIAL BANKING


[PHOTO OF BRETT LONG, FRED SNYDER, & ALBERT JONES LOOKING AT PLANS]

Brett Long, Commonwealth Bank Assistant Vice President, Fred Snyder, President of Group Two Properties (the Developer of the project), and Albert Jones, Commonwealth Bank Group Vice President (left to right), review the construction plans of a 248,000 sq.ft. warehouse building in Reading, Pennsylvania.

     The facility, which lies in a Keystone Opportunity Zone, will be the regional distribution center for Glidden Paints. Commonwealth Bank provided the construction financing for the project.


     A key aspect of Commonwealth's transition from a traditional thrift to a community bank has been the development of a commercial banking function. Similar to the focus in retail banking, Commonwealth's strategy in the commercial area has been directed toward building a full-service institution offering a broad array of products and services. Relative to larger regional and national banks, Commonwealth emphasizes rapid, localized decision making and a more personalized approach to customer service.

     Commonwealth's target market is comprised of small and lower middle market businesses in Southeast Pennsylvania. The typical commercial customer has annual revenues of up to $50 million, with credit requirements of $10 million or less. Although the Bank has the legal lending capacity to extend credit in larger amounts, most of Commonwealth's approximately 700 business credit relationships are under $1.0 million, reflecting the Company's prudent risk management and the relatively modest credit needs, in absolute terms, of small business borrowers.

     There were a number of meaningful accomplishments in commercial banking over the past year, including the following:

- Commercial loans increased 39% from $244 million at year-end 2000 to $339 million at December 31, 2001. Commercial loans accounted for 26% of total loans at year-end 2001, compared to 17% at the end of 2000. The growth in outstandings during 2001 was well balanced between the commercial/industrial and real estate sectors of the portfolio.

- We further developed our niche in serving "not-for-profit" organizations such as schools, health care providers and professional associations. Loan commitments in this sector of the portfolio, our most significant concentration, totaled $75 million at year-end 2001, or 18% total commercial loan commitments of $407 million.

- Commonwealth's full complement of image-based, internet-connected, cash management products contributed to a 28% increase in business deposits and commercial repurchase accounts from $179 million at year-end 2000 to $229 million at the end of 2001.

[COMMONWEALTH BANCORP, INC. LOGO]
     Commonwealth emphasizes rapid, localized decision making and a more personalized approach to customer service.


Commonwealth has achieved significant growth in commercial loans and commercial deposits since year-end 1999 which has contributed to the improvement in the net interest margin. Commercial deposits include commercial repurchase balances. The net interest margin represents net interest income, on a taxable equivalent basis, as a percentage of average interest-earning assets.


[YEAR-END COMMERCIAL LOANS BAR GRAPH]


YEAR-END COMMERCIAL LOANS
1999          $190 Million
2000          $244 Million
2001          $339 Million


[YEAR-END COMMERCIAL DEPOSITS BAR GRAPH]


YEAR-END COMMERCIAL DEPOSITS
1999          $144 Million
2000          $179 Million
2001          $229 Million


[NET INTEREST MARGIN BAR GRAPH]

NET INTEREST MARGIN
1999          3.67%
2000          4.28%
2001          4.56%

COMMERCIAL BANKING


[PHOTO OF STEPHEN A. SHERIDAN, WILLIAM POUNDS, RICHARD KRAUSS, EDWARD FITZGERALD, AND TWO STUDENTS]

     Stephen A. Sheridan, Executive Director of United Cerebral Palsy Association of Philadelphia and Vicinity, William Pounds, Commonwealth Bank Assistant Vice President, Richard Krauss, Commonwealth Bank Senior Vice President, and Edward Fitzgerald, Commonwealth Bank Group Vice President (left to right), pose with two students enrolled in UCPA's Child Development Program.

          Will Menich and Markita Roy Brown are two of the more than 1,200 children served by UCPA programs that provide therapeutic and educational programs for children inflicted with cerebral palsy and other disabilities. Commonwealth Bank supports many "not-for-profit" organizations such as schools, health care providers and professional associations.


     Commonwealth continued to strengthen the quality and professionalism of the commercial banking relationship staff during 2001. As our success and reputation in commercial banking has grown, recruiting proven business developers to Commonwealth has been facilitated. In this regard, we made a number of important additions to the commercial banking relationship staff in 2001 and expect to make several more in 2002. As we enter 2002, the Company has 16 commercial lenders and 6 cash management officers. These individuals provide the value and perspective of 18 years average banking experience, much of which was obtained in large commercial bank environments.


     Of utmost importance, growth in commercial lending has been achieved while properly managing the related credit risk. Through maintenance of a disciplined underwriting process and diversification of the portfolio, we have achieved excellent results in this area. Commercial net credit losses totaled $0.7 million in 2001, or 0.24% of average commercial loans. Nonperforming commercial loans totaled $1.3 million, or 0.39% of the commercial loan portfolio at year-end 2001. Commonwealth is committed to maintenance of a quality portfolio and is well positioned to gain market share from competitors distracted with higher levels of problem assets.


[COMMONWEALTH BANCORP, INC. LOGO]
     Growth in commercial lending has been achieved while properly managing the related credit risk.

COMMUNITY ACTIVITIES

     As a community bank, Commonwealth reflects the strength of the communities it serves. In a very real sense, the Bank's financial performance is related to the well being of the neighborhoods in which we do business. A key aspect of maintaining strong and healthy communities involves having a sufficient quantity of affordable housing available to meet the needs of lower income families. Recognizing this fundamental relationship, Commonwealth's equity investments in lower income housing projects totaled $4.1 million at December 31, 2001.

     Commonwealth's commitment to the communities we serve also includes the financial support of a number of organizations, each having a similar goal of making our communities better places to live. Among the organizations receiving financial support from Commonwealth during 2001 were the Salvation Army, American Red Cross, Police Athletic League of Philadelphia, Ken Crest Centers, Lifepath, Phoenixville Area YMCA, Alzheimers Association of Southeast Pennsylvania, Paoli Memorial Hospital Foundation, Greater Plymouth Community Center, Children's Hospital of Philadelphia, Montgomery County Cultural Center, Inter-Community Action, Inc. and Norristown Ministries.

     Commonwealth's involvement in charity events is another aspect of its commitment to the communities in which we do business. In 2001, Commonwealth and its employees actively participated in community events to benefit The March of Dimes, The National Multiple Sclerosis Society, The Juvenile Diabetes Research Foundation, The United Way and The American Cancer Society, among others. Events such as these represent important opportunities to join with other members of the community to benefit worthy causes.


[PHOTO OF EMPLOYEES VOLUNTEERING]
     Employees of Commonwealth Bank went to work for Eagleville Hospital during the United Way Day of Caring.

DETAILED FINANCIAL HIGHLIGHTS Commonwealth Bancorp, Inc. and Subsidiaries

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated financial and other data of the Company does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein including, without limitation, the Consolidated Financial Statements.


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
                                                                                           DECEMBER 31,
                                                              ------------------------------------------------------------------
SELECTED FINANCIAL CONDITION DATA:                               2001          2000          1999          1998          1997
----------------------------------                               ----          ----          ----          ----          ----
Cash, interest-bearing deposits and short-term investments    $  117,888    $   66,700    $   61,751    $  106,677    $   53,938
Mortgage loans held for sale                                         996        43,007        24,005       120,642        37,574
Investment securities                                             77,136        14,051        68,219        34,515        51,326
Mortgage-backed securities                                       170,860       202,700       290,954       524,141       735,291
Loans receivable, net                                          1,302,468     1,416,110     1,361,430     1,338,177     1,260,841
Intangible assets, net                                            24,912        30,450        33,048        39,830        45,244
Other assets                                                      90,012        96,492        82,989        93,517        84,381
                                                              ----------    ----------    ----------    ----------    ----------
Total assets                                                  $1,784,272    $1,869,510    $1,922,396    $2,257,499    $2,268,595
                                                              ==========    ==========    ==========    ==========    ==========

Deposit accounts                                              $1,494,407    $1,454,592    $1,503,746    $1,605,299    $1,552,824
FHLB advances                                                     74,123       171,666       127,000       240,500       213,000
Other borrowings                                                  49,027        52,830       109,076       166,000       246,099
Other liabilities                                                 17,088        29,969        30,209        53,522        41,820
                                                              ----------    ----------    ----------    ----------    ----------
Total liabilities                                              1,634,645     1,709,057     1,770,031     2,065,321     2,053,743
Shareholders' equity                                             149,627       160,453       152,365       192,178       214,852
                                                              ----------    ----------    ----------    ----------    ----------
Total liabilities and shareholders' equity                    $1,784,272    $1,869,510    $1,922,396    $2,257,499    $2,268,595
                                                              ==========    ==========    ==========    ==========    ==========

                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------------------
SELECTED OPERATING DATA:                                         2001          2000          1999          1998          1997
------------------------                                         ----          ----          ----          ----          ----
Interest income                                               $  125,773    $  135,762    $  140,772    $  158,104    $  155,243
Interest expense                                                  51,726        62,306        70,159        87,454        84,855
                                                              ----------    ----------    ----------    ----------    ----------
Net interest income                                               74,047        73,456        70,613        70,650        70,388
Provision for loan losses                                          8,750         5,250         4,000         3,500         1,600
                                                              ----------    ----------    ----------    ----------    ----------
Net interest income after provision for loan losses               65,297        68,206        66,613        67,150        68,788
Net gain on sale of mortgage loans                                 1,593         5,097        11,681        10,842         4,993
Other noninterest income                                          19,159        17,266        18,446        16,104        16,582
Amortization of intangible assets                                  4,737         4,928         4,823         5,413         5,990
Noninterest expenses, exclusive of
  amortization of intangible assets                               63,006        64,865        68,441        72,457        60,058
                                                              ----------    ----------    ----------    ----------    ----------
Income before income taxes                                        18,306        20,776        23,476        16,226        24,315
Income tax provision                                               4,577         5,506         6,808         5,294         7,946
                                                              ----------    ----------    ----------    ----------    ----------
Net income                                                    $   13,729    $   15,270    $   16,668    $   10,932    $   16,369
                                                              ==========    ==========    ==========    ==========    ==========

Diluted earnings per common share                             $     1.28    $     1.39    $     1.32    $     0.73    $     1.02
                                                              ==========    ==========    ==========    ==========    ==========

Dividends per share                                           $     0.56    $     0.44    $     0.36    $     0.32    $     0.28
                                                              ==========    ==========    ==========    ==========    ==========

                                                                                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------------------
RATIOS:(1)                                                          2001          2000          1999          1998          1997
----------                                                          ----          ----          ----          ----          ----
PERFORMANCE RATIOS:
Return on assets                                                    0.76%         0.81%         0.80%         0.47%         0.73%
Return on equity                                                    8.64          9.99          9.76          5.39          7.56
Net interest margin(2)                                              4.56          4.28          3.67          3.27          3.36
ASSET QUALITY RATIOS:
Nonperforming assets to total assets at end of period(3)            0.66          0.57          0.54          0.49          0.42
Allowance for loan losses to total loans held
  for investment at end of period                                   1.08          0.78          0.76          0.71          0.71
CAPITAL RATIOS:
Equity to assets at end of period                                   8.39          8.58          7.93          8.51          9.47
Tier 1 leverage ratio(4)                                            6.72        N/A(5)        N/A(5)        N/A(5)        N/A(5)
Tier 1 risk-based ratio(4)                                          9.48         10.39         10.39         10.76         12.57
Total risk-based ratio(4)                                          10.64         11.29         11.29         11.55         13.35

OTHER DATA:
Number of full-service customer facilities                            59            60            60            60            56
  - Traditional                                                       39            41            40            40            39
  - Supermarket                                                       20            19            20            20            17

(1) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

(2) Net interest margin represents net interest income, on a taxable equivalent basis, as a percentage of average interest-earning assets.

(3) Nonperforming assets consist of nonaccrual loans, real estate and other assets acquired through foreclosure or by deed in-lieu thereof and nonperforming investment securities.

(4)  Represents ratios for Commonwealth Bank.

(5) Not applicable, because the Bank was subject to the Office of Thrift Supervision capital requirements prior to January 30, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

         Commonwealth Bancorp, Inc. ("Commonwealth" or the "Company"), a Pennsylvania corporation, is the holding company for Commonwealth Bank (the "Bank"). During January 2001, the Bank converted from a federally chartered savings bank to a Pennsylvania chartered savings bank, primarily regulated by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation ("FDIC"). The Bank conducts business from its executive offices in Norristown, Pennsylvania and 59 full-service branches located in Southeast Pennsylvania.

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

         The Company's results of operations also are affected by the provision for loan losses, resulting from management's assessment of the adequacy of the allowance for loan losses; the level of noninterest income, including deposit fees and related income and other revenue; the level of noninterest expense, including compensation and employee benefits, occupancy and office expense, amortization of intangible assets and other expense; and income tax expense.

         The Company's strategy is based on the expansion and strengthening of its banking franchise in Southeast Pennsylvania. In this regard, the Company's focus has been directed toward building a full-service institution, emphasizing localized decision making and superior customer service. As part of this strategy, Commonwealth has developed a wide variety of products and services which meet the needs of its retail and commercial customer base. The Company generally has sought to achieve long-term financial strength by increasing the amount and stability of its net interest income and noninterest income, while limiting growth in operating expense. In pursuit of these goals, Commonwealth has adopted a number of complementary business strategies, including expansion of the retail branch network through internal growth and acquisition; increased focus on consumer lending and commercial banking; maintenance of sound asset quality and strong capital levels; and prudent management of interest rate risk.


ACQUISITIONS AND DIVESTITURES

         On February 9, 2001, Commonwealth announced the restructuring of its residential mortgage banking division, ComNet Mortgage Services ("ComNet"). As part of this restructuring, ComNet's Pennsylvania and Maryland loan production offices were sold to American Home Mortgage Holdings, Inc. on March 30, 2001. As an additional part of this restructuring, Commonwealth outsourced the servicing function relating to its portfolio of residential mortgage loans during the second quarter of 2001. Commonwealth continues to provide residential mortgage loans and services to its customers through agreements with American Home Mortgage Holdings, Inc. and a third party servicer. The ComNet restructuring resulted in a $2.3 million pre-tax charge for severance and other related expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


         On September 8, 2000, Commonwealth Bank completed the sale of two branches in Lehigh County, Pennsylvania to another financial institution. At that date, the two branches had $13 million of combined deposits and $4 million of consumer loans. The deposits, loans and certain other assets were sold at a price which approximated book value.

         On January 31, 2000, the Company completed the acquisition of certain business interests of the Tyler Group ("Tyler"). Tyler offers financial planning and investment advisory services to individuals and small businesses in Southeast Pennsylvania. Its products and services are marketed to Commonwealth customers through Tyler Wealth Counselors, Inc., a subsidiary of Commonwealth Bank.

CHANGES IN FINANCIAL CONDITION

         GENERAL. Total assets were $1.8 billion at December 31, 2001, compared to $1.9 billion at December 31, 2000. During 2001, decreases in the Company's loans receivable, mortgage loans held for sale and mortgage-backed securities were offset, in part, by increases in investment securities, cash and due from banks and interest-bearing deposits ("cash and cash equivalents").

         Total liabilities were $1.6 billion at December 31, 2001, compared to $1.7 billion at December 31, 2000. The decrease during 2001 was primarily attributable to a decrease in notes payable and other borrowings, offset, in part, by an increase in deposits.

         Shareholders' equity was $150 million as of December 31, 2001, compared to $160 million at December 31, 2000. This decrease was primarily the result of common stock repurchases offset, in part, by an increase in retained earnings.

         CASH AND CASH EQUIVALENTS. Cash and cash equivalents increased from $67 million at December 31, 2000 to $118 million at December 31, 2001. The increase was primarily the result of cash flows associated with the Company's mortgage-related assets.

         MORTGAGE LOANS HELD FOR SALE. Mortgage loans held for sale decreased from $43 million at December 31, 2000 to $1 million at December 31, 2001. The decrease was attributable to the March 30, 2001 sale of Commonwealth's mortgage loan production offices.

         INVESTMENT SECURITIES. Investment securities increased from $14 million at December 31, 2000 to $77 million at December 31, 2001. The increase was primarily attributable to the purchase of limited duration fixed income mutual funds, as well as highly rated, short-term corporate bonds.

         All investment securities are classified as available for sale and are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. The net unrealized gain on available for sale investment securities was $0.1 million at December 31, 2001, compared to $0.7 million at December 31, 2000.

         MORTGAGE-BACKED SECURITIES. Mortgage-backed securities decreased from $203 million at December 31, 2000 to $171 million at December 31, 2001. The decrease was primarily related to repayments, offset, in part, by the purchase of $48 million of mortgage-backed securities during 2001. The decrease in mortgage-backed securities was consistent with the Company's strategy to reduce the relative proportion of residential mortgage-related assets on its balance sheet.

         All mortgage-backed securities are classified as available for sale and are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. The net unrealized gain on available for sale mortgage-backed securities was $2.5 million at year-end 2001, compared to $1.3 million at year-end 2000.

         At December 31, 2001 and December 31, 2000, $136 million, or 79%, and $132 million, or 65%, respectively, of the Company's mortgage-backed securities were insured or guaranteed by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC"), or the Federal National Mortgage Association ("FNMA"). As part of its investment policy, the Company also has the ability to invest in private mortgage-backed securities. These nonfederally insured mortgage-backed securities, which are generally rated AA or better, yield a higher rate of return and involve a higher risk of loss than comparable mortgage-backed securities issued by the GNMA, FHLMC, or the FNMA. At December 31, 2001 and December 31, 2000, $35 million, or 21%, and $71 million, or 35%, respectively, of the Company's mortgage-backed securities were private mortgage-backed securities.

         LOANS RECEIVABLE. Loans receivable, net of reserves, deferred loan fees, and unamortized premiums, decreased by $114 million, or 8%, during 2001 to $1.3 billion at December 31, 2001. The decrease was primarily attributable to a $206 million decrease in residential mortgage loans offset, in part, by a $95 million increase in commercial loans and a modest increase in consumer loans.

         Residential mortgage loans totaled $594 million at December 31, 2001, a decrease of $206 million, or 26%, compared to $800 million at December 31, 2000. At December 31, 2001, residential mortgage loans represented 45% of the Company's loan portfolio, compared to 56% at December 31, 2000. The decrease in residential mortgage loans was consistent with the Company's strategy to reduce the relative proportion of residential mortgage-related assets on its balance sheet.

         Commercial loans increased by $95 million, or 39%, from $244 million at December 31, 2000 to $339 million at December 31, 2001. At December 31, 2001, commercial loans represented 26% of the Company's loan portfolio and were comprised of $212 million of business loans, $121 million of commercial real estate loans, and $6 million of loans guaranteed by the Small Business Administration ("SBA"). At December 31, 2000, commercial loans represented 17% of total loans and were comprised of $158 million of business loans, $78 million of commercial real estate loans, and $8 million of SBA loans. Commercial loans are generally considered to have greater risk than residential mortgage loans because the risk of borrower default is greater. In addition, certain commercial loans are unsecured or involve collateral which may be more likely to decline in value and may be more difficult to liquidate than single-family residences.

         Consumer loans increased from $384 million at December 31, 2000, to $385 million at December 31, 2001. At December 31, 2001, consumer loans represented 29% of the Company's loan portfolio and were comprised of $270 million of second mortgage loans, $37 million of equity lines of credit, $39 million of recreational vehicle loans, and $40 million of other consumer loans. At December 31, 2000, consumer loans represented 27% of total loans and were comprised of $258 million of second mortgage loans, $27 million of equity lines of credit, $51 million of recreational vehicle loans, and $49 million of other consumer loans. Consumer loans are generally considered to have greater risk than residential mortgage loans because the risk of borrower default is greater. In addition, certain consumer loans are unsecured or involve collateral which is more likely to decline in value than single-family residences.

         The increases in the commercial and consumer loan portfolios and the decrease in the residential mortgage loan portfolio during 2001 were in line with the Company's multi-year strategy to shift its business mix from that of a traditional thrift institution to one more

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

reflective of a community bank. A key aspect of this strategy involves a reduction in the relative proportion of residential mortgage-related assets on the balance sheet.

         NONPERFORMING ASSETS. Nonperforming assets, which primarily consist of nonaccrual loans, real estate and other assets acquired through foreclosure, and an equity investment in a mortgage servicing partnership, increased by $1.2 million from $10.7 million at December 31, 2000, to $11.9 million at December 31, 2001. The increase was due primarily to an increase in consumer nonperforming assets. At December 31, 2001, nonperforming assets represented 0.66% of total assets, compared to 0.57% of total assets at December 31, 2000.

         ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses totaled $14.2 million at December 31, 2001, compared to $11.1 million at December 31, 2000.

         It is management's policy to maintain an allowance for estimated loan losses based upon the probable losses inherent in the loan portfolio which have occurred as of the date of the financial statements. In determining the allowance for loan losses, Commonwealth assesses prior loss experience, the volume and type of lending conducted by the Company, industry standards, past due loans, general economic conditions, and other factors related to the collectibility of the loan portfolio. At December 31, 2001, the Company's allowance for loan losses represented 1.08% of total loans held for investment, compared to 0.78% at December 31, 2000.

         The increase in the allowance for loan losses reflected Commonwealth's strategy to increase consumer and commercial lending, while de-emphasizing residential mortgage lending. Consumer and commercial loans generally involve greater credit risk than residential mortgage loans because the risk of borrower default is greater. In addition, certain commercial and consumer loans are unsecured or involve collateral which may be more likely to decline in value and/or may be more difficult to liquidate than single-family residences. At December 31, 2001, consumer and commercial loans represented 55% of total loans, compared to 44% at December 31, 2000. Management will continue to evaluate its loan portfolio and record additional allowance for loan losses in the future as necessary.

         FEDERAL HOME LOAN BANK STOCK. Federal Home Loan Bank ("FHLB") stock decreased from $18 million at December 31, 2000 to $13 million at December 31, 2001. This decrease was a result of the required sale of FHLB stock which was primarily attributable to the decrease in the Company's residential mortgage-related assets.

         INTANGIBLE ASSETS. Intangible assets are comprised of the excess of cost over net assets acquired ("Goodwill") and core deposit intangibles ("CDI"). The Company's intangible assets were recorded in connection with the acquisition of certain business interests of the Tyler Group during 2000, the acquisition of twelve branches in Berks and Lebanon Counties in 1996, and the acquisition of four branches in Philadelphia County in 1995.

         During the second quarter of 2001, Commonwealth reduced the Tyler Acquisition Goodwill by $0.8 million to reflect the reduced likelihood that the portion of the Tyler purchase price which is dependent on future earnings performance will be paid. Intangible assets are amortized over periods of up to 13 years.

         The following table details the components of intangible assets as of December 31, 2001 and 2000:

                                     DECEMBER 31,
                                     ------------
(IN THOUSANDS)                   2001           2000
--------------                   ----           ----
Goodwill (Berks)               $12,626        $14,319
Goodwill (Philadelphia)          7,046          8,116
Goodwill (Tyler)                 1,117          2,028
                               -------        -------
   Total Goodwill               20,789         24,463

CDI (Berks)                      2,941          4,475
CDI (Philadelphia)               1,182          1,512
                               -------        -------
Total                          $24,912        $30,450
                               =======        =======

         In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to assessing impairment on a fair-value-based test approach. SFAS No. 142 requires companies with a fiscal year end of December 31 to implement the change in accounting for Goodwill beginning January 1, 2002. There will be no material impact on the Company's consolidated financial statements as a result of the adoption of SFAS No. 142.

         DEPOSITS. With respect to deposits, the Company's strategy is to emphasize growth in relatively low-cost core deposits (demand, money market, and savings deposits) through its retail and commercial banking activities, while de-emphasizing growth of relatively high-cost certificates of deposit. Deposits increased by $40 million, or 3%, to $1.5 billion at December 31, 2001. The increase was primarily due to an increase in demand deposits and money market deposits, offset, in part, by a decrease in certificates of deposit.

         NOTES PAYABLE AND OTHER BORROWINGS. Notes payable and other borrowings consist of advances from the FHLB, securities sold under agreements to repurchase, and commercial repurchase agreements. Notes payable and other borrowings decreased from $224 million at December 31, 2000 to $123 million at December 31, 2001. The decrease was due to a decrease in FHLB advances and securities sold under agreements to repurchase. These decreases were offset, in part, by an increase in commercial repurchase agreements. The Company's borrowings are used to fund lending and investment activities, withdrawals from deposit accounts, and other disbursements which occur in the normal course of business.

         SHAREHOLDERS' EQUITY. Shareholders' equity was $150 million as of December 31, 2001, compared to $160 million at December 31, 2000. This decrease was primarily the result of common stock repurchases offset, in part, by an increase in retained earnings. During 2001, the Company purchased 1.3 million shares of its common stock, representing an investment of $25 million.

         At December 31, 2001, shareholders' equity represented 8.4% of assets, compared to 8.6% at December 31, 2000. The Bank's risk-based capital ratio was 10.6% at December 31, 2001, compared to 11.3% at December 31, 2000.

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

                                                                            For the Year Ended December 31,
                                                  ---------------------------------------------------------------------------------
                                                                  2001                                         2000
                                                  ------------------------------------       --------------------------------------
                                                                               Average                                      Average
                                                  Average                      Yield /       Average                        Yield /
(dollars in thousands)                            Balance        Interest        Rate        Balance         Interest        Rate
----------------------                            -------        --------        ----        -------         --------        ----
Interest-earning assets:
Loans receivable:
  Residential mortgage loans                    $  728,034       $ 53,578        7.36%      $  866,698       $ 63,592        7.34%
  Consumer loans                                   385,215         35,242        9.15%         351,778         32,334        9.19%
  Commercial loans                                 283,646         22,785        8.03%         211,784         19,155        9.04%
                                                ----------       --------                   ----------       --------
     Total loans receivable                      1,396,895        111,605        7.99%       1,430,260        115,081        8.05%
                                                ----------       --------                   ----------       --------
Mortgage-backed securities                         176,152         11,523        6.54%         246,738         17,125        6.94%
Investment securities                               22,600          1,166        5.16%          34,602          2,141        6.19%
Other earning assets                                45,427          2,285        5.03%          18,753          2,021       10.78%
                                                ----------       --------                   ----------       --------
     Total interest-earning assets               1,641,074        126,579        7.71%       1,730,353        136,368        7.88%
Noninterest-earning assets                         159,112       --------                      147,211       --------
                                                ----------                                  ----------
      Total assets                              $1,800,186                                  $1,877,564
                                                ==========                                  ==========


Interest-bearing liabilities:
Deposits:
   Checking deposits                            $  396,140       $  3,166        0.80%      $  356,737       $  2,843        0.80%
   Money market deposits                           382,131         11,531        3.02%         377,160         14,577        3.86%
   Savings deposits                                218,281          4,061        1.86%         220,844          4,889        2.21%
   Certificates of deposit                         464,761         23,652        5.09%         516,779         26,697        5.17%
                                                ----------       --------                   ----------       --------
      Total deposits                             1,461,313         42,410        2.90%       1,471,520         49,006        3.33%
                                                ----------       --------                   ----------       --------
Total borrowings                                   155,634          9,316        5.99%         218,813         13,300        6.08%
                                                ----------       --------                   ----------       --------
      Total interest-bearing liabilities         1,616,947       $ 51,726        3.20%       1,690,333       $ 62,306        3.69%
Noninterest-bearing liabilities                     24,332       --------                       34,386       --------
                                                ----------                                  ----------
     Total liabilities                           1,641,279                                   1,724,719
Shareholders' equity                               158,907                                     152,845
                                                ----------                                  ----------
     Total liabilities and equity               $1,800,186                                  $1,877,564
                                                ==========                                  ==========



Yield on interest-earning assets                                                 7.71%                                       7.88%
Cost of supporting funds                                                         3.15%                                       3.60%
Net interest margin:
     Taxable equivalent basis                                    $ 74,853        4.56%                       $ 74,062        4.28%
     Without taxable equivalent
       adjustments                                               $ 74,047        4.51%                       $ 73,456        4.25%

                                                     For the Year Ended December 31,
                                                 -----------------------------------------
                                                                     1999
                                                 -----------------------------------------
                                                                                   Average
                                                 Average                           Yield /
(dollars in thousands)                           Balance          Interest          Rate
----------------------                           -------          --------          ----
Interest-earning assets:
Loans receivable:
  Residential mortgage loans                    $  936,997        $ 67,300         7.18%
  Consumer loans                                   277,545          24,674         8.89%
  Commercial loans                                 158,356          13,602         8.59%
                                                ----------        --------
     Total loans receivable                      1,372,898         105,576         7.69%
                                                ----------        --------
Mortgage-backed securities                         383,149          25,467         6.65%
Investment securities                              123,513           6,357         5.15%
Other earning assets                                53,450           3,633         6.80%
                                                ----------        --------
     Total interest-earning assets               1,933,010         141,033         7.30%
Noninterest-earning assets                         151,669        --------
                                                ----------
      Total assets                              $2,084,679
                                                ==========


Interest-bearing liabilities:
Deposits:
   Checking deposits                            $  326,019        $  2,428         0.74%
   Money market deposits                           402,972          14,650         3.64%
   Savings deposits                                227,423           5,046         2.22%
   Certificates of deposit                         609,574          30,865         5.06%
                                                ----------        --------
      Total deposits                             1,565,988          52,989         3.38%
                                                ----------        --------
Total borrowings                                   299,455          17,170         5.73%
                                                ----------        --------
      Total interest-bearing liabilities         1,865,443        $ 70,159         3.76%
Noninterest-bearing liabilities                     48,440        --------
                                                ----------
     Total liabilities                           1,913,883
Shareholders' equity                               170,796
                                                ----------
     Total liabilities and equity               $2,084,679
                                                ==========



Yield on interest-earning assets                                                   7.30%
Cost of supporting funds                                                           3.63%
Net interest margin:
     Taxable equivalent basis                                     $ 70,874         3.67%
     Without taxable equivalent
       adjustments                                                $ 70,613         3.65%

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

                                                   2001 COMPARED TO 2000                            2000 COMPARED TO 1999
                                                 INCREASE (DECREASE) DUE TO                       INCREASE (DECREASE) DUE TO
                                        --------------------------------------------     -------------------------------------------
                                                                          TOTAL NET                                       TOTAL NET
                                                               RATE /     INCREASE                               RATE /    INCREASE
(IN THOUSANDS)                          RATE       VOLUME      VOLUME     (DECREASE)     RATE       VOLUME       VOLUME   (DECREASE)
--------------                          ----       ------      ------     ----------     ----       ------       ------   ----------
Interest-earning assets:
Loans receivable:
  Residential mortgage loans         $   191     $(10,174)    $   (31)    $(10,014)    $ 1,450     $ (5,049)    $  (109)    $(3,708)
  Consumer loans                        (151)       3,073         (14)       2,908         837        6,599         224       7,660
  Commercial loans                    (2,143)       6,500        (727)       3,630         721        4,589         243       5,553
                                     -------     --------     -------     --------     -------     --------     -------     -------
    Total loans receivable            (2,103)        (601)       (772)      (3,476)      3,008        6,139         358       9,505
Mortgage-backed securities              (985)      (4,899)        282       (5,602)      1,126       (9,067)       (401)     (8,342)
Investment securities                   (356)        (743)        124         (975)      1,285       (4,576)       (925)     (4,216)
Other earning assets                  (1,078)       2,875      (1,533)         264       2,127       (2,358)     (1,381)     (1,612)
                                     -------     --------     -------     --------     -------     --------     -------     -------
Total net change in income on
   interest-earning assets            (4,522)      (3,368)     (1,899)      (9,789)      7,546       (9,862)     (2,349)     (4,665)
Interest-bearing liabilities:
Deposits:
   Checking deposits                       8          314           1          323         170          229          16         415
   Money market deposits              (3,196)         192         (42)      (3,046)        925         (939)        (59)        (73)
   Savings deposits                     (780)         (57)          9         (828)        (11)        (146)         --        (157)
   Certificates of deposit              (398)      (2,687)         40       (3,045)        626       (4,699)        (95)     (4,168)
                                     -------     --------     -------     --------     -------     --------     -------     -------
     Total deposits                   (4,366)      (2,238)          8       (6,596)      1,710       (5,555)       (138)     (3,983)
Total borrowings                        (202)      (3,840)         58       (3,984)      1,032       (4,624)       (278)     (3,870)
                                     -------     --------     -------     --------     -------     --------     -------     -------
Total net change in expense on
   interest-bearing liabilities       (4,568)      (6,078)         66      (10,580)      2,742      (10,179)       (416)     (7,853)
                                     -------     --------     -------     --------     -------     --------     -------     -------
Net change in net interest income    $    46     $  2,710     $(1,965)    $    791     $ 4,804     $    317     $(1,933)    $ 3,188
                                     =======     ========     =======     ========     =======     ========     =======     =======

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND
2000

         GENERAL. Net income for 2001 was $13.7 million, or $1.28 per common share on a diluted basis, compared to net income of $15.3 million, or $1.39 per common share on a diluted basis, for 2000.

   The results for 2001 were affected by:

         - A $2.3 million pre-tax charge associated with the restructuring of Commonwealth's mortgage banking business;

         - A $0.7 million pre-tax charge relating to the retirement of Commonwealth's Chief Executive Officer; and

         - A $0.5 million pre-tax charge relating to the resolution of legal proceedings concerning a disputed interest rate on a loan acquired in the 1970's.

         Exclusive of these three items, net income for 2001 would have been $16.3 million, or $1.52 per common share on a diluted basis.

         NET INTEREST INCOME. Net interest income was $74.0 million for 2001, versus $73.5 million for 2000. The increase was primarily attributable to a higher net interest margin, partially offset by a decrease in average interest-earning assets. Net interest revenue for 2001 was also affected by a $0.5 million charge relating to the resolution of legal proceedings concerning a disputed interest rate on a loan acquired in the 1970's.

         Average interest-earning assets totaled $1.6 billion for 2001, compared to $1.7 billion for 2000. The decrease in average interest-earning assets was due primarily to decreases in residential mortgage loans, mortgage-backed securities and investment securities offset, in part, by increases in commercial and consumer loans and other earning assets.

         Average loans were $1.4 billion in 2001 and 2000. Compared to 2000, average residential mortgage loans decreased 16% to $728 million, average consumer loans increased 10% to $385 million, and average commercial loans increased 34% to $284 million in 2001.

         For 2001, the net interest margin on a fully taxable equivalent basis was 4.56%, versus 4.28% for 2000. The increase was primarily attributable to a 0.49% decrease in the cost of interest-bearing liabilities, which was partially offset by a 0.17% decrease in the yield on interest-earning assets. The decrease in the cost of interest-bearing liabilities was primarily related to a reduction in the average cost of various types of deposits due to a decline in market interest rates, as well as a favorable change in funding mix. The decrease in the yield on interest-earning assets was primarily related to a reduction in market interest rates.

         PROVISION FOR LOAN LOSSES. Provision for loan losses totaled $8.8 million for the year ended December 31, 2001, compared to $5.3 million for 2000. For 2001, net credit losses totaled $5.6 million, or 0.40% of average loans, compared to $4.6 million, or 0.33%, in 2000. The increase was primarily related to an increase in consumer and commercial net credit losses.

         At December 31, 2001, the allowance for loan losses totaled $14.2 million, or 1.08% of total loans held for investment, compared to $11.1 million, or 0.78%, at December 31, 2000. The increase in the allowance for loan losses was consistent with Commonwealth's ongoing strategy to increase consumer and commercial lending, while de-emphasizing residential mortgage lending. Consumer and commercial loans generally involve greater credit risk than residential mortgage loans because the risk of borrower default is greater. In addition, certain commercial and consumer loans are unsecured or involve collateral which may be more likely to decline in value and/or may be more difficult to liquidate than single-family residences. At December 31, 2001, consumer and commercial loans represented 55% of total loans, compared to 44% at December 31, 2000.

         At December 31, 2001, nonperforming loans totaled $8.5 million, or 0.64% of loans held for investment, while nonperforming assets totaled $11.9 million, or 0.66% of total assets. At December 31, 2000, nonperforming loans totaled $8.0 million, or 0.56% of loans held for investment, while nonperforming assets totaled $10.7 million, or 0.57% of total assets. The increases in nonperforming loans and nonperforming assets in 2001 were primarily due to increases in consumer nonperforming loans and nonperforming assets.

         NONINTEREST INCOME. Noninterest income was $20.8 million for the year ended December 31, 2001, compared to $22.4 million for 2000. The decrease reflected a $3.5 million decrease in the net gain on sale of mortgage loans and a $0.3 million decrease in mortgage servicing fees, which were attributable to the restructuring of Commonwealth's mortgage banking business. These decreases were partially offset by a $1.9 million increase in deposit fees and related income, as well as an increase in revenue relating to insurance products.

         NONINTEREST EXPENSE. Noninterest expense was $67.7 million for the year ended December 31, 2001, compared to $69.8 million for 2000. Noninterest expense for 2001 included a $2.3 million charge associated with the restructuring of Commonwealth's mortgage banking business and a $0.7 million charge relating to the retirement of Commonwealth's Chief Executive Officer. Exclusive of these items, noninterest expense would have been $64.7 million for 2001, a decrease of 7% compared to 2000. The decrease was primarily due to a reduction in mortgage banking expenses, which was attributable to the restructuring of Commonwealth's mortgage banking business. This effect was partially offset by a $0.7 million charge relating to an equity investment in a mortgage servicing partnership. Recurring noninterest expense, excluding amortization of intangible assets, totaled 62.4% of recurring noninterest income and net interest income on a fully taxable equivalent basis for 2001, compared to 67.3% for 2000.

         INCOME TAXES. Provision for income taxes was $4.6 million, or 25.0% of income before income taxes in 2001, compared to $5.5 million, or 26.5%, in 2000. The decrease in the effective tax rate in 2001, relative to 2000, was primarily attributable to lower pre-tax income, which resulted in a higher relative percentage of tax-exempt income to total income.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND
1999

         GENERAL. Net income for 2000 was $15.3 million, or $1.39 per common share on a diluted basis, compared to net income of $16.7 million, or $1.32 per common share on a diluted basis, for 1999. The results for 1999 reflected a $1.2 million (after-tax) net gain on the sale of mortgage servicing rights and a $0.7 million (after-tax) gain on the sale of two branches in Lebanon County, Pennsylvania. These gains were offset, in part, by a $0.4 million (after-tax) charge primarily related to computer hardware and software upgrades, a $0.3 million (after-tax) charge related to certain assets acquired in the 1996 acquisition of 12 branches in Lebanon and Berks Counties, Pennsylvania and a $0.2 million (after-tax) loss on the sale of securities. Exclusive of these items, net income for 1999 would have been $15.7 million, or $1.25 per share on a diluted basis.

         NET INTEREST INCOME. Net interest income was $73.5 million for 2000, versus $70.6 million for 1999. The increase was primarily attributable to a higher net interest margin, partially offset by a decrease in average interest-earning assets.

         Average interest-earning assets totaled $1.7 billion for 2000, compared to $1.9 billion for 1999. The decrease in average interest-earning assets was due primarily to decreases of $136 million and $89 million in the

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

Company's mortgage-backed and investment securities portfolios, respectively.

         Average loans were $1.4 billion in 2000 and 1999. Compared to 1999, average residential mortgage loans decreased 8% to $867 million, average consumer loans increased 27% to $352 million, and average commercial loans increased 34% to $212 million in 2000.

         For 2000, the net interest margin on a fully taxable equivalent basis was 4.28%, versus 3.67% for 1999. The increase was primarily attributable to a 0.58% increase in the yield on interest-earning assets, which reflected higher market interest rates and a favorable change in asset mix, involving an increase in higher yielding consumer and commercial loans, and a decrease in lower yielding residential mortgage loans and securities.

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

         At December 31, 2000, the allowance for loan losses totaled $11.1 million, or 0.78% of total loans held for investment, compared to $10.5 million, or 0.76%, at December 31, 1999.

         At December 31, 2000, nonperforming loans totaled $8.0 million, or 0.56% of loans held for investment, while nonperforming assets totaled $10.7 million, or 0.57% of total assets. At December 31, 1999, nonperforming loans totaled $7.8 million, or 0.57% of loans held for investment, while nonperforming assets totaled $10.4 million, or 0.54% of total assets.

         NONINTEREST INCOME. Noninterest income was $22.4 million for the year ended December 31, 2000, compared to $30.1 million for 1999. The decrease primarily reflected a $6.6 million decrease in the net gain on sale of mortgage loans, which was due to the unfavorable interest rate environment for mortgage loan originations throughout most of 2000. Compared to 1999, mortgage servicing fees decreased by $2.5 million in 2000 to $0.8 million, reflecting the sale of mortgage servicing rights during the third quarter of 1999. In addition, results for 1999 included a $1.6 million net gain on sale of mortgage servicing rights and a $1.0 million gain on the sale of two branches in Lebanon County, Pennsylvania. The impact of these factors was partially offset by a $1.7 million increase in deposit fees and related income, an increase in revenue relating to Tyler Wealth Counselors, gains related to an investment in a Small Business Investment Corporation and an increase in the net gain on sale of securities. The increase in deposit fees and related income was primarily attributable to an increase in transaction accounts. The increase in Tyler Wealth Counselors' revenue was related to the acquisition of certain business interests of the Tyler Group during the first quarter of 2000.

         NONINTEREST EXPENSE. Noninterest expense was $69.8 million for the year ended December 31, 2000, compared to $73.3 million for 1999. The decrease was primarily attributable to a decrease in mortgage banking expenses and lower expenses related to certain stock benefit plans. Also contributing to the decrease was a $0.6 million charge in 1999 related to computer hardware and software upgrades and a $0.5 million charge in 1999 related to certain assets acquired in the 1996 acquisition of 12 branches in Lebanon and Berks Counties, Pennsylvania. Recurring noninterest expense, excluding amortization of intangible assets, totaled 67.3% of recurring noninterest income and net interest income on a fully taxable equivalent basis for 2000, compared to 68.3% for 1999.

         INCOME TAXES. Provision for income taxes was $5.5 million, or 26.5% of income before income taxes in 2000, compared to $6.8 million, or 29.0%, in 1999. The decrease in the effective tax rate in 2000, relative to 1999, was primarily attributable to lower pre-tax income, which resulted in a higher relative percentage of tax-exempt income to total income.


ASSET AND LIABILITY MANAGEMENT

   The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when interest-rate-sensitive assets exceed interest-rate-sensitive liabilities, and is considered negative when interest-rate-sensitive liabilities exceed interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities generally would result in an increase in net interest income, while a positive gap within shorter maturities generally would have the opposite effect. As of December 31, 2001, the Company had a positive gap relating to assets and liabilities maturing or repricing within one year, indicating that within shorter maturities, the amount of the Company's interest-rate-sensitive assets exceeded its interest-rate-sensitive liabilities.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

         The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2001, based on the information and assumptions set forth in the notes below.

                                              WITHIN       FOUR TO      MORE THAN      MORE THAN
                                               THREE       TWELVE      ONE YEAR TO    THREE YEARS    OVER FIVE
(DOLLARS IN THOUSANDS)                        MONTHS       MONTHS      THREE YEARS   TO FIVE YEARS     YEARS            TOTAL
----------------------                        ------       ------      -----------   -------------     -----            -----
Interest-earning assets:(1)
Loans receivable:(2)
  Residential mortgage loans:
     Fixed                                   $ 26,089      $ 77,705      $135,277      $ 76,093      $  97,835       $   412,999
     Adjustable                                42,931       104,333        17,002        10,715            525           175,506
  Consumer loans                               85,308        95,839       123,022        47,006         31,520           382,695
  Commercial loans                            159,675        50,392        64,748        31,727         30,482           337,024
Mortgage loans held for sale                      996            --            --            --             --               996
Mortgage-backed securities(3)                  47,367        29,592        74,402        15,025          4,474           170,860
Investment securities                           6,311        50,264         6,160         5,356         10,351            78,442
Other interest-earning assets(4)               44,455            --            --            --         12,565            57,020
                                             --------      --------      --------      --------      ---------       -----------
     Total                                   $413,132      $408,125      $420,611      $185,922      $ 187,752       $ 1,615,542
                                             ========      ========      ========      ========      =========       ===========

Interest-bearing liabilities:
Deposits:(5)
  Checking accounts(6)                       $ 10,816      $ 32,447      $ 73,979      $ 59,923      $ 255,461       $   432,626
  Money market deposit accounts                95,162        62,402       109,203        61,427         78,977           407,171
  Savings accounts(6)                           5,466        16,399        37,391        30,287        129,118           218,661
  Certificates of deposit                     147,496       194,851        73,365        16,997          3,240           435,949
FHLB advances                                  25,000        15,000        34,123            --             --            74,123
Repurchase agreements                              --        10,000            --            --             --            10,000
Commercial repurchase agreements               39,027            --            --            --             --            39,027
                                             --------      --------      --------      --------      ---------       -----------
     Total                                   $322,967      $331,099      $328,061      $168,634      $ 466,796       $ 1,617,557
                                             ========      ========      ========      ========      =========       ===========
Excess (deficiency) of interest-
  earning assets over interest-
  bearing liabilities                        $ 90,165      $ 77,026      $ 92,550      $ 17,288      $(279,044)      $    (2,015)
                                             ========      ========      ========      ========      =========       ===========
Cumulative excess (deficiency)
  of interest-earning assets over
  interest-bearing liabilities               $ 90,165      $167,191      $259,741      $277,029      $  (2,015)
                                             ========      ========      ========      ========      =========
Cumulative excess (deficiency) of
  interest-earning assets over interest-
  bearing liabilities as a percent of
  total assets                                   5.05%         9.37%        14.56%        15.53%         (0.11)%
                                             ========      ========      ========      ========      =========

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

(2) Balances have been reduced for nonperforming loans, which amounted to $8.5 million at December 31, 2001.

(3) Reflects estimated prepayments in the current interest rate environment.

(4)      Includes $12.6 million of stock in the FHLB of Pittsburgh.

(5)      Includes noninterest-bearing deposit accounts.

(6) Although the Company's checking and savings accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities based on the Company's retention of such deposits in changing interest rate environments. The above table assumes that the funds will be withdrawn from the Company at the annual rate of 10% for checking and savings accounts. If all of the Company's checking and savings accounts had been assumed to be subject to the repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $419 million or 23% of total assets.

         Although "gap" analysis is a useful measurement device in determining exposure to changes in interest rates, its static focus as of a particular date is a potential limiting factor. Accordingly, the Company also uses simulation models to analyze the estimated effects on net interest income under multiple interest rate scenarios, including increases and decreases in interest rates amounting to 100, 200, and 300 basis points. Each scenario is modeled for a change in net interest income over a two year period. Similar simulation models are prepared to analyze the Company's net asset value, which is the present value of the cash flows generated by the Company's assets minus the present value of the cash flows generated by the Company's liabilities, plus or minus the net cash flows produced by off-balance sheet contracts. As of December 31, 2001, these analyses indicated that anticipated changes in the level of net interest income and net asset value over the various scenarios were within limits established by the Asset/Liability Committee.

         The following table presents an analysis of the sensitivity inherent in the Company's net interest income and net asset value. The interest rate scenarios presented in the table reflect interest rates at December 31, 2001 and as adjusted by instantaneous parallel rate changes upward and downward of up to 200 basis points. Each rate scenario reflects unique repayment and repricing assumptions.

                        PERCENT CHANGE      PERCENT CHANGE
  CHANGE IN            IN NET INTEREST       IN NET ASSET
INTEREST RATES            INCOME (1)             VALUE
--------------            ----------             -----
    +2.00%                 (0.63)%               9.35%
    +1.00%                  0.80                 9.80
       --                     --                   --
    -1.00%                 (2.63)                9.69
    -2.00%                 (7.48)                9.25


(1)      Over a two year period.

         Because there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, this analysis is not intended to be a forecast of the actual effect of a change in market interest rates on the Company. The net asset value is significantly impacted by the estimated effect of repayments on the value of loans and mortgage-backed securities. Further, this analysis is based on the Company's assets, liabilities, and off-balance-sheet instruments at December 31, 2001 and does not contemplate any actions the Company might undertake in response to changes in market interest rates.

         Management believes that the assumptions utilized to evaluate the vulnerability of the Company's operations to changes in interest rates approximate actual experience and considers them to be reasonable. However, the interest rate sensitivity of the Company's assets and liabilities could vary substantially if different assumptions were used or actual experiences were to differ from historical experience.

REGULATORY CAPITAL REQUIREMENTS

         The Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, tier 1 risk-based, and total risk-based capital ratios of 4%, 4%, and 8%, respectively. The capital guidelines require the Bank to risk-weigh its assets and exposure to certain off-balance-sheet items to reflect the different risks associated with various types of assets and certain off-balance-sheet items. Failure to meet the minimum capital requirements could result in certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. As of December 31, 2001, the Bank was in full compliance with all regulatory capital requirements and maintained capital ratios which were generally in line with internal targeted levels. However, events beyond the control of the Bank, such as a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

         As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tier 1 leverage, tier 1 risk-based, and total risk-based capital ratios of 5%, 6%, and 10%, respectively. There have been no conditions or events since that notification which, in management's opinion, would have changed the institution's well capitalized status.

         A summary of the Bank's capital amounts and ratios as of December 31, 2001 and 2000 follows:

                                                     DECEMBER 31,
                                           ------------------------------
(DOLLARS IN THOUSANDS)                          2001               2000
----------------------                          ----               ----
Shareholders' equity                       $   143,170        $   161,032
Intangible assets                              (24,912)           (30,450)
Unrealized gain on available-for-sale
  securities, net of tax                        (1,663)            (1,231)
                                           -----------        -----------
Tier 1 capital                             $   116,595        $   129,351
                                           ===========        ===========
Tier 2 capital                             $    14,273        $    11,078
                                           -----------        -----------
Total risk-based capital                   $   130,868        $   140,429
                                           ===========        ===========
Adjusted average total assets              $ 1,734,654        $       N/A (1)
                                           ===========        ===========
Risk-weighted assets                       $ 1,230,262        $ 1,244,362
                                           ===========        ===========
Tier 1 leverage ratio(2)                          6.72%               N/A (1)
Tier 1 risk-based ratio(3)                        9.48%             10.39%
Total risk-based ratio(4)                        10.64%             11.29%

(1) Not applicable, because the Bank was subject to the Office of Thrift Supervision capital requirements as of December 31, 2000.

(2)      Tier 1 capital to adjusted average total assets.

(3)      Tier 1 capital to risk-weighted assets.

(4)      Total risk-based capital to risk-weighted assets.


COMMITMENTS

         At December 31, 2001, the Company had commitments to originate consumer and commercial loans, including unused lines and letters of credit, of $117 million and $68 million, respectively. At the same date, scheduled maturities of certificates of deposit during the succeeding 12 months were $342 million. Scheduled maturities of FHLB advances and securities sold under agreement to repurchase during the same 12-month period were $40 million and $10 million, respectively. Management believes that the Company has adequate resources to fund all of its commitments to the extent required, and that it can adjust the rates on certificates of deposit to retain deposits in changing interest rate environments.

IMPACT OF INFLATION

         The consolidated financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

         Virtually all of the Company's assets and liabilities are monetary in nature. As a result, the level of interest rates across various maturities generally has a more direct impact on a financial institution's performance than does the effect of inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supercedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion ("APB") No. 30 related to the accounting and reporting for the disposal of a segment of a business. This Statement establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. SFAS No. 144 retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. There will be no impact on the consolidated financial statements as a result of the adoption of this Statement.

         In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to assessing impairment on a fair-value-based test approach. SFAS No. 142 requires companies with a fiscal year end of December 31 to implement the change in accounting for goodwill beginning January 1, 2002. There will be no material impact on the consolidated financial statements as a result of the adoption of SFAS No. 142.

         In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Company adopted SFAS No. 140 on March 31, 2001, as required. There was no impact on the consolidated financial statements as a result of the adoption of this Statement.

         The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133," on January 1, 2001. The adoption of these Statements did not have a material impact on the consolidated statements of income or comprehensive income.

FORWARD-LOOKING STATEMENTS

         When used in filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company also wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

         The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

REPORT OF MANAGEMENT


         The management of Commonwealth Bancorp, Inc. (the "Company") is responsible for the preparation, integrity, and fair presentation of the Company's annual financial statements. The December 31, 2001 financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgements and estimates made by management. Management has also prepared other information included in this annual report and is responsible for its consistency with the financial statements.

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

         Management is also responsible for establishing and maintaining the internal control structure over financial reporting and for the safeguarding and management of the Company's assets. The objective of the internal control structure is to provide reasonable assurance to management and the board of directors:

- that the preparation of the institution's financial statements is in accordance with accounting principles generally accepted in the United States.

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

         Management has made its own assessment of the effectiveness of the Company's internal control structure over financial reporting as of December 31, 2001 in relation to the criteria described in the Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and the safeguarding and management of assets in relation to regulatory and COSO guidelines and prudent risk evaluation. Based on this assessment, management believes that, as of December 31, 2001, the Company's internal control structure was effective in achieving the objectives stated above.


/s/ Charles M. Johnston                     /s/ Patrick J. Ward
____________________________________        ____________________________________
Charles M. Johnston                         Patrick J. Ward
Executive Vice President and                President and
Chief Financial Officer                     Chief Executive Officer

INDEPENDENT ACCOUNTANTS' REPORT                                  [ANDERSEN LOGO]

To the Board of Directors of Commonwealth Bancorp, Inc.:

         We have examined management's assertion included in the accompanying Report of Management that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 2001, based on Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is responsible for maintaining an effective internal control structure over financial reporting. Our responsibility is to express an opinion on the effectiveness of internal control based on our examination.

         Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control structure and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

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

         In our opinion, management's assertion that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 2001, is fairly stated, in all material respects, based on Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.




                                                        /s/ Arthur Andersen, LLP

Philadelphia, Pa.,
January 18, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                         [ANDERSEN LOGO]


To the Board of Directors of Commonwealth Bancorp, Inc.:

   We have audited the accompanying consolidated balance sheets of Commonwealth Bancorp, Inc. and Subsidiaries (a Pennsylvania corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Bancorp, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                                        /s/ Arthur Andersen, LLP



Philadelphia, Pa.,
January 18, 2002

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share amounts)

                                                                                               DECEMBER 31,
                                                                                               ------------
                                                                                         2001                2000
                                                                                         ----                ----
Assets:
Cash and due from banks                                                             $    72,127         $    66,329
Interest-bearing deposits                                                                45,761                 371
Mortgage loans held for sale                                                                996              43,007
Investment securities
   Securities available for sale (cost of $77,042
     and $13,350, respectively), at market value                                         77,136              14,051
Mortgage-backed securities
   Securities available for sale (cost of $168,388
     and $201,448, respectively), at market value                                       170,860             202,700
Loans receivable, net                                                                 1,302,468           1,416,110
Accrued interest receivable, net                                                          7,403               9,435
FHLB stock, at cost                                                                      12,565              18,400
Premises and equipment, net                                                              13,555              15,349
Intangible assets                                                                        24,912              30,450
Other assets, including net deferred taxes of $8,227
   and $6,255, respectively                                                              56,489              53,308
                                                                                    -----------         -----------
      Total assets                                                                  $ 1,784,272         $ 1,869,510
                                                                                    ===========         ===========

Liabilities:
Deposits                                                                            $ 1,494,407         $ 1,454,592
Notes payable and other borrowings:
   Secured notes due to Federal Home Loan Bank of Pittsburgh                             74,123             171,666
   Securities sold under agreements to repurchase                                        10,000              35,000
   Commercial repurchase agreements                                                      39,027              17,830
Advances from borrowers for taxes and insurance                                           5,596               7,851
Accrued interest payable, accrued expenses and other liabilities                         11,492              22,118
                                                                                    -----------         -----------
     Total liabilities                                                                1,634,645           1,709,057
                                                                                    -----------         -----------

Commitments and contingencies                                                                --                  --

Shareholders' equity:
Preferred stock, $0.10 par value; 5,000,000 shares
   authorized; none issued                                                                   --                  --
Common stock, $0.10 par value; 30,000,000 shares authorized;
    18,068,127 shares issued and 10,350,814 outstanding at December 31, 2001
    18,068,127 shares issued and 11,309,487 outstanding at December 31, 2000              1,807               1,807
Additional paid-in capital                                                              139,981             138,166
Retained earnings                                                                       150,743             145,869
Unearned stock benefit plan compensation                                                 (4,799)             (6,596)
Accumulated other comprehensive income                                                    1,681               1,286
Treasury stock, at cost; 7,717,313 and 6,758,640 shares at December 31, 2001
and December 31, 2000, respectively                                                    (139,786)           (120,079)
                                                                                    -----------         -----------
     Total shareholders' equity                                                         149,627             160,453
                                                                                    -----------         -----------
     Total liabilities and shareholders' equity                                     $ 1,784,272         $ 1,869,510
                                                                                    ===========         ===========

The accompanying notes are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME (in thousands, except share and per share amounts)

                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                           2001               2000                1999
                                                                           ----               ----                ----
Interest income:
  Interest on loans                                                   $   111,036        $   114,720        $    105,371
  Interest and dividends on deposits
     and money market investments                                           2,285              2,021               3,633
  Interest on investment securities                                           929              1,896               6,301
  Interest on mortgage-backed securities                                   11,523             17,125              25,467
                                                                      -----------        -----------        ------------
           Total interest income                                          125,773            135,762             140,772
                                                                      -----------        -----------        ------------
Interest expense:
  Interest on deposits                                                     42,410             49,006              52,989
  Interest on notes payable and other borrowings                            9,316             13,300              17,170
                                                                      -----------        -----------        ------------
           Total interest expense                                          51,726             62,306              70,159
                                                                      -----------        -----------        ------------
           Net interest income                                             74,047             73,456              70,613
Provision for loan losses                                                   8,750              5,250               4,000
                                                                      -----------        -----------        ------------
           Net interest income after provision for loan losses             65,297             68,206              66,613
                                                                      -----------        -----------        ------------
Noninterest income:
  Deposit fees and related income                                          13,650             11,788              10,113
  Servicing fees                                                              491                797               3,281
  Net gain on sale of mortgage loans                                        1,593              5,097              11,681
  Net gain (loss) on sale of securities                                        --                 45                (250)
  Other                                                                     5,018              4,636               5,302
                                                                      -----------        -----------        ------------
           Total noninterest income                                        20,752             22,363              30,127
                                                                      -----------        -----------        ------------
Noninterest expense:
  Compensation and employee benefits                                       33,003             35,332              36,655
  Occupancy and office operations                                           9,797             10,758              11,201
  Amortization of intangible assets                                         4,737              4,928               4,823
  Other                                                                    20,206             18,775              20,585
                                                                      -----------        -----------        ------------
           Total noninterest expense                                       67,743             69,793              73,264
                                                                      -----------        -----------        ------------
           Income before income taxes                                      18,306             20,776              23,476
Income tax provision                                                        4,577              5,506               6,808
                                                                      -----------        -----------        ------------
Net income                                                            $    13,729        $    15,270        $     16,668
                                                                      ===========        ===========        ============

Basic weighted average number of shares outstanding                    10,365,902         10,758,084          12,202,004
                                                                      ===========        ===========        ============
Basic earnings per share                                              $      1.32        $      1.42        $       1.37
                                                                      ===========        ===========        ============
Diluted weighted average number of shares outstanding                  10,730,720         11,016,039          12,604,768
                                                                      ===========        ===========        ============
Diluted earnings per share                                            $      1.28        $      1.39        $       1.32
                                                                      ===========        ===========        ============


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands)

                                                        COMMON                       ADDITIONAL                      UNEARNED STOCK
                                                        SHARES          COMMON        PAID-IN         RETAINED        BENEFIT PLAN
                                                      OUTSTANDING        STOCK        CAPITAL         EARNINGS        COMPENSATION
                                                      -----------        -----        -------         --------        ------------
Balance at December 31, 1998                             14,721         $1,806        $135,588        $ 123,917         $(10,666)
                                                        =======         ======        ========        =========         ========
   Comprehensive income:
      Net income                                             --             --              --           16,668               --
        Other-unrealized loss on marketable
           securities, net of $3,036 tax benefit             --             --              --               --               --

      Total comprehensive income                             --             --              --               --               --

    Dividends                                                --             --              --           (4,350)              --
    Release of ESOP shares                                   --             --             819               --              920
    Amortization of unearned compensation                    --             --              --               --            1,242
    Stock issued pursuant to benefit plans                  120              1             288             (455)              --
    Purchase of treasury stock                           (2,906)            --              --               --               --
    Tax benefit on employee stock plans                      --             --             271               --               --
                                                        -------         ------        --------        ---------         --------
Balance at December 31, 1999                             11,935          1,807         136,966          135,780           (8,504)
                                                        =======         ======        ========        =========         ========
   Comprehensive income:
      Net income                                             --             --              --           15,270               --
        Other-unrealized gain on marketable
           securities, net of $2,400 tax expense             --             --              --               --               --

      Total comprehensive income                             --             --              --               --               --

    Dividends                                                --             --              --           (4,763)              --
    Release of ESOP shares                                   --             --             547               --              920
    Amortization of unearned compensation                    --             --              --               --              988
    Stock issued pursuant to benefit plans                   60             --              65             (418)              --
    Purchase of treasury stock                             (686)            --              --               --               --
    Tax benefit on employee stock plans                      --             --             588               --               --
                                                        -------         ------        --------        ---------         --------
Balance at December 31, 2000                             11,309          1,807         138,166          145,869           (6,596)
                                                        =======         ======        ========        =========         ========
   Comprehensive income:
      Net income                                             --             --              --           13,729               --
        Other-unrealized gain on marketable
           securities, net of $213 tax expense               --             --              --               --               --

      Total comprehensive income                             --             --              --               --               --

    Dividends                                                --             --              --           (5,798)              --
    Release of ESOP shares                                   --             --           1,141               --              920
    Amortization of unearned compensation                    --             --              --               --              877
    Stock issued pursuant to benefit plans                  320             --              81           (3,057)              --
    Purchase of treasury stock                           (1,278)            --              --               --               --
    Tax benefit on employee stock plans                      --             --             593               --               --
                                                        -------         ------        --------        ---------         --------
Balance at December 31, 2001                             10,351         $1,807        $139,981        $ 150,743         $ (4,799)
                                                        =======         ======        ========        =========         ========

                                                        ACCUMULATED
                                                           OTHER
                                                       COMPREHENSIVE        TREASURY
                                                        INCOME (LOSS)        STOCK              TOTAL
                                                        -------------        -----              -----
Balance at December 31, 1998                               $ 2,467         $ (60,934)        $ 192,178
                                                           =======         =========         =========
   Comprehensive income:
      Net income                                                --                --            16,668
        Other-unrealized loss on marketable
           securities, net of $3,036 tax benefit            (5,638)               --            (5,638)
                                                                                             ---------
      Total comprehensive income                                --                --            11,030
                                                                                             ---------
    Dividends                                                   --                --            (4,350)
    Release of ESOP shares                                      --                --             1,739
    Amortization of unearned compensation                       --                --             1,242
    Stock issued pursuant to benefit plans                      --             1,782             1,616
    Purchase of treasury stock                                  --           (51,361)          (51,361)
    Tax benefit on employee stock plans                         --                --               271
                                                           -------         ---------         ---------
Balance at December 31, 1999                                (3,171)         (110,513)          152,365
                                                           =======         =========         =========
   Comprehensive income:
      Net income                                                --                --            15,270
        Other-unrealized gain on marketable
           securities, net of $2,400 tax expense             4,457                --             4,457
                                                                                             ---------
      Total comprehensive income                                --                --            19,727
                                                                                             ---------
    Dividends                                                   --                --            (4,763)
    Release of ESOP shares                                      --                --             1,467
    Amortization of unearned compensation                       --                --               988
    Stock issued pursuant to benefit plans                      --               923               570
    Purchase of treasury stock                                  --           (10,489)          (10,489)
    Tax benefit on employee stock plans                         --                --               588
                                                           -------         ---------         ---------
Balance at December 31, 2000                                 1,286          (120,079)          160,453
                                                           =======         =========         =========
   Comprehensive income:
      Net income                                                --                --            13,729
        Other-unrealized gain on marketable
           securities, net of $213 tax expense                 395                --               395
                                                                                             ---------
      Total comprehensive income                                --                --            14,124
                                                                                             ---------
    Dividends                                                   --                --            (5,798)
    Release of ESOP shares                                      --                --             2,061
    Amortization of unearned compensation                       --                --               877
    Stock issued pursuant to benefit plans                      --             5,621             2,645
    Purchase of treasury stock                                  --           (25,328)          (25,328)
    Tax benefit on employee stock plans                         --                --               593
                                                           -------         ---------         ---------
Balance at December 31, 2001                               $ 1,681         $(139,786)        $ 149,627
                                                           =======         =========         =========

The accompanying notes are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

                                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                                          -------------------------------
                                                                                      2001              2000              1999
                                                                                      ----              ----              ----
Operating activities:
   Net income                                                                     $  13,729         $  15,270         $  16,668
   Adjustments to reconcile net income to net cash
    provided by (used in) operating activities-
      Proceeds from loans sold to others                                            196,918           330,357           633,469
      Loans originated for sale                                                     (84,169)         (222,747)         (375,527)
      Purchases of loans held for sale                                              (70,620)         (125,709)         (148,620)
      Principal collection on mortgage loans held for sale                              247               356               690
      Net gain on sale of mortgage loans                                             (1,593)           (5,097)          (11,681)
      Decrease in net deferred loan fees                                               (690)             (219)             (261)
      Provision for loan losses and foreclosed real estate                            8,750             5,215             4,110
      (Gain) loss on sale of securities                                                  --               (45)              250
      Gain on sale of assets                                                             --               (24)           (1,027)
      Depreciation and amortization of premises and equipment                         2,676             3,184             3,366
      Net amortization of other assets and liabilities                                8,157             5,861             6,480
      Gain on sale of mortgage servicing rights                                          --                --            (1,646)
      Interest reinvested on repurchase agreements                                     (847)           (3,967)           (7,127)
      Changes in assets and liabilities-
        Decrease (increase) in-
           Accrued interest receivable, net                                           2,032                64             1,761
           Deferred income taxes                                                     (2,185)           (1,194)           (1,917)
           Other assets                                                              (5,827)           (1,605)           (2,363)
        (Decrease) increase in-
           Advances from borrowers for taxes and insurance                           (2,255)           (1,475)          (13,038)
           Accrued interest payable, accrued expenses and other liabilities          (9,826)              235            (3,779)
                                                                                  ---------         ---------         ---------
             Net cash provided by (used in) operating activities                  $  54,497         $  (1,540)        $  99,808
                                                                                  ---------         ---------         ---------

                                                                     (continued)

                                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                                            -------------------------------
                                                                                       2001              2000              1999
                                                                                       ----              ----              ----
Investing activities:
   Purchases of investment securities                                               $ (64,173)        $      --         $(214,500)
   Proceeds from sale of investment securities                                             --            21,114           177,063
   Proceeds from maturities of investment securities                                       --            35,000             5,000
   Purchases of mortgage-backed securities                                            (48,426)               --                --
   Proceeds from sale of mortgage-backed securities                                        --            21,883             5,170
   Principal collected on mortgage-backed securities                                   81,486            72,823           219,534
   Principal collected on loans                                                       407,113           272,030           335,689
   Loans originated                                                                  (286,030)         (300,009)         (312,414)
   Loans purchased                                                                    (10,432)          (32,114)          (59,095)
   Sales of real estate acquired through foreclosure                                    1,885             2,050             1,673
   Sale of FHLB stock                                                                   5,835                --                --
   Purchases of premises and equipment                                                 (1,402)           (2,876)           (3,032)
   Purchase of Bank Owned Life Insurance                                                   --           (15,000)               --
   Purchase of business                                                                    --            (1,498)               --
   Sale of branches                                                                        --            (8,945)          (22,134)
   Net proceeds from sale of mortgage servicing rights                                     --                --             3,984
                                                                                    ---------         ---------         ---------
         Net cash provided by investing activities                                     85,856            64,458           136,938
                                                                                    ---------         ---------         ---------

Financing activities:
   Net increase (decrease) in deposits                                                 39,815           (35,674)          (64,280)
   Repayment of notes payable and other borrowings, net of proceeds                  (100,499)           (7,613)         (163,297)
   Net purchase of common stock                                                       (22,683)           (9,919)          (49,745)
   Cash dividends paid                                                                 (5,798)           (4,763)           (4,350)
                                                                                    ---------         ---------         ---------
         Net cash used in financing activities                                        (89,165)          (57,969)         (281,672)
                                                                                    ---------         ---------         ---------
         Net increase (decrease) in cash and cash equivalents                          51,188             4,949           (44,926)
Cash and cash equivalents at beginning of period                                       66,700            61,751           106,677
                                                                                    ---------         ---------         ---------
Cash and cash equivalents at end of period                                          $ 117,888         $  66,700         $  61,751
                                                                                    =========         =========         =========


Supplemental disclosures of cash flow information:
  Cash paid during the year for -
       Interest                                                                     $  53,400         $  62,578         $  71,068
                                                                                    =========         =========         =========
       Income taxes                                                                 $   6,250         $   6,200         $   9,150
                                                                                    =========         =========         =========

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999



1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Commonwealth Bancorp, Inc. ("Commonwealth" or the "Company"), a Pennsylvania corporation, is the holding company for Commonwealth Bank (the "Bank"). The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States. The following is a description of the more significant accounting policies:

CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

     -    CFSL Investment Corporation-Delaware subsidiary of Commonwealth Bank

     -    ComLife, Inc. - Pennsylvania subsidiary of Commonwealth Bancorp, Inc.

     - Commonwealth Bank-Pennsylvania-chartered savings bank (Federally chartered prior to January 30, 2001) subsidiary of Commonwealth Bancorp, Inc.

     - Commonwealth Investment Corporation of Delaware, Inc.-Delaware subsidiary of Commonwealth Bancorp, Inc.

     -    CS Corporation - Pennsylvania subsidiary of Commonwealth Bancorp, Inc.

     -    Firstcor, Ltd. - Pennsylvania subsidiary of Commonwealth Bank

     -    QME, Inc. - Pennsylvania subsidiary of Commonwealth Bank

     - Tyler Wealth Counselors, Inc. - Pennsylvania subsidiary of Commonwealth Bank

  All material intercompany accounts and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

     The Bank conducts business through 59 full-service offices located in Berks, Bucks, Chester, Delaware, Montgomery, and Philadelphia Counties, Pennsylvania.

RESTRUCTURING

     During the first quarter of 2001, Commonwealth announced the restructuring of its residential mortgage banking division, ComNet Mortgage Services ("ComNet"). As part of this restructuring, ComNet's Pennsylvania and Maryland loan production offices were sold to American Home Mortgage Holdings, Inc. on March 30, 2001. As an additional part of this restructuring, Commonwealth outsourced the servicing function relating to its portfolio of residential mortgage loans during the second quarter of 2001. Commonwealth continues to provide residential mortgage loans and services to its customers through agreements with American Home Mortgage Holdings, Inc. and a third party servicer. The ComNet restructuring resulted in a $2.3 million pre-tax charge for severance and other related expenses, of which $0.2 million was included in accrued expenses at December 31, 2001.

USE OF ESTIMATES IN THE PREPARATION OF
FINANCIAL STATEMENTS

     The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. A significant estimate includes the allowance for loan losses. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supercedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion ("APB") No. 30 related to the accounting and reporting for the disposal of a segment of a business. This Statement establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. SFAS No. 144 retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. There will be no impact on the consolidated financial statements as a result of the adoption of this Statement.

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to assessing impairment on a fair-value-based test approach. SFAS No. 142 requires companies with a fiscal year end of December 31 to implement the change in accounting for goodwill beginning January 1, 2002. There will be no material impact on the consolidated financial statements as a result of the adoption of SFAS No. 142.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Company adopted SFAS No. 140 on March 31, 2001, as required. There was no impact on the consolidated financial statements as a result of the adoption of this Statement.

     The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133," on January 1, 2001. The adoption of these Statements did not have a material impact on the consolidated statements of income or comprehensive income.

SECURITIES

     The Company classifies its debt and equity securities as either held to maturity or available for sale. There were no securities held to maturity at December 31, 2001 or December 31, 2000.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

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

LOANS

     Loans held for investment are stated at the amount of the unpaid principal balance. Mortgage loans held for sale are carried at the lower of aggregate cost or market as determined by outstanding commitments from investors or current investor yield requirements. Discounts and premiums on loans acquired are accreted and amortized over the estimated life of the portfolio using the level-yield method and estimated repayment assumptions. The repayment assumptions are reviewed periodically and the accretion or amortization is adjusted based on actual and anticipated repayments, if necessary.

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

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses totaled $14.2 million at December 31, 2001, compared to $11.1 million at December 31, 2000.

     It is management's policy to maintain an allowance for estimated loan losses based upon the probable losses inherent in the loan portfolio which have occurred as of the date of the financial statements. In determining the allowance for loan losses, Commonwealth assesses prior loss experience, the volume and type of lending conducted by the Company, industry standards, past due loans, general economic conditions, and other factors related to the collectibility of the loan portfolio. Actual losses may vary from current estimates. At December 31, 2001, the Company's allowance for loan losses represented 1.08% of total loans held for investment, compared to 0.78% at December 31, 2000.

     The increase in the allowance for loan losses reflected Commonwealth's strategy to increase consumer and commercial lending, while de-emphasizing residential mortgage lending. Consumer and commercial loans generally involve greater credit risk than residential mortgage loans because the risk of borrower default is greater. In addition, certain commercial and consumer loans are unsecured or involve collateral which may be more likely to decline in value and/or may be more difficult to liquidate than single-family residences. At December 31, 2001, consumer and commercial loans represented 55% of total loans, compared to 44% at December 31, 2000. Management will continue to evaluate its loan portfolio and record additional allowance for loan losses in the future as necessary.

     SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a

Loan-Income Recognition and Disclosures," require creditors to measure certain impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Loans excluded from these statements include large groups of smaller-balance homogenous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases, and debt securities. In-substance foreclosures are classified as loans and stated at the lower of cost or fair value, as defined.

LOAN ORIGINATION FEES AND SERVICING FEES

     The net amount of nonrefundable loan origination fees and certain direct loan origination costs relating to completed loans are deferred and recognized over the contractual life of the loans using the level-yield method. Deferred loan fees, net of loan origination costs, were $2.5 million and $3.3 million at December 31, 2001 and 2000, respectively.

     During the first quarter of 2001, Commonwealth announced the restructuring of its residential mortgage banking division, ComNet Mortgage Services. As part of this restructuring, Commonwealth outsourced the servicing function relating to its portfolio of residential mortgage loans during the second quarter of 2001. Prior to the restructuring, Commonwealth sold whole interests in certain mortgage loans originated by ComNet Mortgage Services. In certain of these transactions, Commonwealth continued to service such loans. Fees earned for servicing mortgage loans for others were calculated on the outstanding principal balances of the loans serviced and were recorded as income when earned, provided the related mortgagor payment had been collected.

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

INTANGIBLE ASSETS

     Intangible assets are comprised of the excess of cost over net assets acquired ("Goodwill") and core deposit intangibles ("CDI"). The Company's intangible assets were recorded in connection with the acquisition of certain business interests of the Tyler Group ("Tyler") during the first quarter of 2000, the acquisition of twelve branches in Berks and Lebanon Counties in 1996, and the acquisition of four branches in Philadelphia County in 1995.

     During the second quarter of 2001, Commonwealth reduced the Tyler Acquisition Goodwill by $0.8 million to reflect the reduced likelihood that the portion of the Tyler purchase price which is dependent on future earnings performance will be paid. Intangible assets are amortized over periods of up to 13 years.

     The following table details the components of intangible assets as of December 31, 2001 and 2000:

                                                        DECEMBER 31,
                                           ----------------------------------
(IN THOUSANDS)                                2001                       2000
-----------------------------------------------------------------------------
Goodwill (Berks)                           $12,626                    $14,319
Goodwill (Philadelphia)                      7,046                      8,116
Goodwill (Tyler)                             1,117                      2,028
-----------------------------------------------------------------------------
  Total Goodwill                            20,789                     24,463

CDI (Berks)                                  2,941                      4,475
CDI (Philadelphia)                           1,182                      1,512
-----------------------------------------------------------------------------
Total                                      $24,912                    $30,450
=============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

     In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to assessing impairment on a fair-value-based test approach. SFAS No. 142 requires companies with a fiscal year end of December 31 to implement the change in accounting for goodwill beginning January 1, 2002. There will be no material impact on the consolidated financial statements as a result of the adoption of SFAS No. 142.

REAL ESTATE OWNED AND OTHER ACQUIRED ASSETS

     Real estate and other assets acquired through foreclosure or deed in lieu of foreclosure are presumed to be held for sale, and are carried at the lower of cost or fair value less estimated costs to sell, on an individual asset basis. Decreases in the fair value of the assets less estimated costs to sell are recorded against the individual asset carrying amount. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, are recorded in the period in which they become reasonably estimable. At December 31, 2001 and 2000, real estate owned and other acquired assets totaled $2.4 million and $1.0 million, respectively, and are included in other assets in the accompanying consolidated balance sheets.

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

EARNINGS PER SHARE

     Basic Earnings per Share ("EPS") is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period, adjusted for Employee Stock Ownership Plan ("ESOP") shares that have not been committed to be released, and the effects of shares held by the Recognition Plans. (See Note 12.) Options, warrants, and other potentially dilutive securities and treasury shares are excluded from the basic calculation.

     Diluted EPS is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period, adjusted for ESOP shares that have not been committed to be released, and the effects of shares held by the Recognition Plans. The effect of dilutive securities, such as stock options and Recognition Plan stock, are considered common stock equivalents and are included in the computation of the number of outstanding shares using the treasury stock method. Common shares outstanding exclude treasury shares.

  Basic weighted average number of common shares outstanding and diluted weighted average number of common shares outstanding at December 31, 2001, 2000, and 1999, were as follows:

                                       2001            2000           1999
------------------------------------------------------------------------------
Basic weighted
  average number
  of shares outstanding             10,365,902      10,758,084      12,202,004
------------------------------------------------------------------------------
Effect of dilutive securities:
  Stock options                        332,836         235,229         353,689
  Recognition Plan stock                31,982          22,726          49,075
------------------------------------------------------------------------------
Diluted weighted
  average number
  of shares outstanding             10,730,720      11,016,039      12,604,768
==============================================================================

     Basic EPS was $1.32 per common share for 2001, compared to $1.42 per common share for 2000, and $1.37 per common share for 1999. Diluted EPS was $1.28 per common share for 2001, compared to $1.39 per common share for 2000, and $1.32 per common share for 1999.

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

  A summary of the reclassification adjustment for realized gains or losses on marketable securities, net of tax, for the years ended December 31, 2001, 2000, and 1999 follows:

(IN THOUSANDS)                            2001           2000            1999
------------------------------------------------------------------------------
Unrealized gain (loss) on
  marketable securities, net of
  tax, arising during period             $   395        $ 4,486        $(5,801)
------------------------------------------------------------------------------
Less: reclassification adjustment
  for gains (losses) included in
  net income                                  --             29           (163)
------------------------------------------------------------------------------
Net unrealized gain (loss)
  on marketable securities,
  net of tax                             $   395        $ 4,457        $(5,638)
==============================================================================

DERIVATIVE FINANCIAL INSTRUMENTS

     Prior to the restructuring of its residential mortgage banking division during the first quarter of 2001, (See Note 1), the Company used various derivative financial instruments ("derivatives") such as mandatory forward commitments and put and call options on U.S. Treasury bond futures as part of its risk management strategy to reduce interest rate exposure. Derivatives were classified as hedges of specific on-balance-sheet items, off-balance-sheet items, or anticipated transactions.

  In order for derivatives to qualify for hedge accounting treatment, the following conditions were met: 1) the underlying item hedged by derivatives exposed the Company to interest rate risk, 2) the derivative used served to reduce the Company's sensitivity to interest rate risk, and 3) the derivative used was designated and deemed effective in hedging the Company's exposure to interest rate risk.

  For derivatives designated as hedges of interest rate exposure, gains or losses were deferred and included in the carrying amounts of the related item exposing the Company to interest rate risk and ultimately recognized in income as part of those carrying amounts. Gains or losses resulting from early terminations of derivatives were deferred and amortized over the remaining term of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


the underlying balance sheet item or the remaining term of the derivative, as appropriate.

     Derivatives not qualifying for hedge accounting treatment were carried at market value with realized and unrealized gains and losses included in noninterest income. At December 31, 2001, the Company had no derivative financial instruments. At December 31, 2000, and 1999, all of the Company's significant derivatives qualified for hedge accounting treatment.

FORWARD COMMITMENTS

     Prior to the restructuring of its residential mortgage banking division during the first quarter of 2001, (See Note 1), the Company used mandatory forward commitments of mortgage-backed securities, with the intent to deliver or pair-off for cash, and put and call options on U.S. Treasury bond futures to assist in hedging interest rate risks attendant with the mortgage loan portfolio held for sale. The costs of the put and call options were deferred and either amortized over the contract period or expensed when the options expired. Gains and losses, net of unamortized options costs, were recognized in income at the time of sale. The Company had no outstanding forward commitments at December 31, 2001.

INTEREST RATE RISK MANAGEMENT

     The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when interest-rate-sensitive assets exceed interest-rate-sensitive liabilities, and is considered negative when interest-rate-sensitive liabilities exceed interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities generally would result in an increase in net interest income, while a positive gap within shorter maturities generally would have the opposite effect. As of December 31, 2001, the Company had a positive gap relating to assets and liabilities maturing or repricing within one year, indicating that within shorter maturities, the amount of the Company's interest-rate-sensitive assets exceeded its interest-rate-sensitive liabilities.

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

CASH FLOW INFORMATION

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits, and short-term investments available for sale. The Consolidated Statements of Cash Flows reflect the net amounts of cash receipts and cash payments associated with deposit transactions. During the years ended December 31, 2001, 2000, and 1999, reclassifications of loans to real estate owned were $4.8 million, $3.0 million, and $2.2 million, respectively.

2.   INVESTMENT SECURITIES:

     Investments in debt and equity securities at December 31, 2001 and 2000, were as follows:

                                                         DECEMBER 31, 2001
                                       ----------------------------------------------------
                                                            UNREALIZED
                                      AMORTIZED        --------------------         MARKET
(IN THOUSANDS)                          COST           GAINS         LOSSES          VALUE
                                       ----------------------------------------------------
Available for sale:
  Corporate Bonds                      $10,505        $    --        $    86        $10,419
  Fixed Income Mutual Funds             50,211             --             --         50,211
  Equity Investment -
    Mortgage Servicing Partnership       1,000             47             --          1,047
  Other Equity Investments              15,326            156             23         15,459
                                       ----------------------------------------------------
   Total                               $77,042        $   203        $   109        $77,136
                                       ====================================================

                                                       DECEMBER 31, 2000
                                       ----------------------------------------------------
                                                           UNREALIZED
                                      AMORTIZED        --------------------         MARKET
(IN THOUSANDS)                          COST           GAINS         LOSSES          VALUE
                                       ----------------------------------------------------
Available for sale:
  Corporate Bonds                      $    --        $    --        $    --        $    --
  Fixed Income Mutual Funds                 --             --             --             --
  Equity Investment -
    Mortgage Servicing Partnership       1,700            717             --          2,417
  Other Equity Investments              11,650             84            100         11,634
                                       ----------------------------------------------------
   Total                               $13,350        $   801        $   100        $14,051
                                       ====================================================

3.   MORTGAGE-BACKED SECURITIES:

     Mortgage-backed securities at December 31, 2001 and 2000, were as follows:

                                            DECEMBER 31, 2001
                          ----------------------------------------------------
                                               UNREALIZED
                         AMORTIZED        --------------------         MARKET
(IN THOUSANDS)             COST           GAINS         LOSSES          VALUE
                         ----------------------------------------------------
Available for sale:
  GNMA                   $ 28,545      $  1,112        $      8      $ 29,649
  FHLMC                    37,501           870             245        38,126
  FNMA                     67,449         1,039             573        67,915
  Private                  34,893           295              18        35,170
                         ----------------------------------------------------
    Total                $168,388      $  3,316        $    844      $170,860
                         ====================================================

                                          DECEMBER 31, 2000
                          ----------------------------------------------------
                                              UNREALIZED
                         AMORTIZED        --------------------         MARKET
(IN THOUSANDS)             COST           GAINS         LOSSES          VALUE
                         ----------------------------------------------------
Available for sale:
  GNMA                   $ 33,293      $    642        $     --      $ 33,935
  FHLMC                    30,374           639               9        31,004
  FNMA                     66,493           518             258        66,753
  Private                  71,288            64             344        71,008
                         ----------------------------------------------------
    Total                $201,448      $  1,863        $    611      $202,700
                         ====================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries


     Expected and actual maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties. There were no sales of mortgage-backed securities during 2001. During 2000, the Company realized a $0.4 million gain as a result of the sale of available for sale mortgage-backed securities totaling $22 million. During 1999, $5 million of available for sale mortgage-backed securities were sold with no gain or loss recognized.

     At December 31, 2001 and 2000, mortgage-backed securities with both an amortized cost and market value of $10 million and $37 million, respectively, collateralized certain securities sold under agreements to repurchase. At December 31, 2001 and 2000, mortgage-backed securities with an amortized cost of $38 million and $25 million, respectively, (market value of $39 million and $25 million, respectively), collateralized commercial repurchase agreements. (See
Note 8.) Mortgage-backed securities with an amortized cost at December 31, 2001 and 2000, of $61 million and $41 million, respectively, (market value of $62 million and $41 million, respectively), were pledged as collateral for depositors.

4.   LOANS RECEIVABLE, NET:

     A summary of loans receivable at December 31, 2001 and 2000, follows:

                                                           DECEMBER 31,
                                                 ------------------------------
(IN THOUSANDS)                                       2001               2000
-------------------------------------------------------------------------------
Residential mortgage loans:
  Fixed rate                                     $   417,402        $   495,384
  Adjustable rate                                    176,572            304,498
-------------------------------------------------------------------------------
          Total residential mortgage loans           593,974            799,882
-------------------------------------------------------------------------------
Consumer loans:
  Second mortgages                                   269,672            257,971
  Equity lines of credit                              36,672             26,667
  Recreational vehicles                               38,879             51,194
  Other                                               39,805             48,619
-------------------------------------------------------------------------------
          Total consumer loans                       385,028            384,451
-------------------------------------------------------------------------------
Commercial loans:
  Business loans                                     211,523            157,643
  Commercial real estate                             120,877             78,435
  Small Business Administration                        6,445              8,087
-------------------------------------------------------------------------------
          Total commercial loans                     338,845            244,165
-------------------------------------------------------------------------------
          Total loans receivable                   1,317,847          1,428,498
-------------------------------------------------------------------------------
Less:
  Allowance for loan losses                           14,227             11,078
  Deferred loan fees                                   2,469              3,159
  Premium on loans purchased                          (1,317)            (1,849)
-------------------------------------------------------------------------------
Loans receivable, net                            $ 1,302,468        $ 1,416,110
===============================================================================

     Nonaccruing loans at December 31, 2001 and 2000, were $8.5 million and $8.0 million, respectively. Interest of $0.6 million was not recognized as interest income due to the nonaccrual status of loans during 2001 and 2000. Impaired loans totaled $7.1 million and $6.4 million at December 31, 2001 and 2000, respectively. All impaired loans were included in nonaccruing loans at December 31, 2001 and 2000. Reserves associated with impaired loans totaled $2.0 million and $2.2 million at December 31, 2001 and 2000, respectively.

     A summary of activity relating to loans in excess of $60,000 outstanding to directors and executive officers follows:

                                                 FOR THE YEAR ENDED
                                                     DECEMBER 31,
                                    --------------------------------------------
(IN THOUSANDS)                        2001              2000              1999
--------------------------------------------------------------------------------
Balance, beginning of year          $ 3,058           $ 4,189           $ 1,802
    New loans                         3,158                --             3,183
    Loan repayments                  (1,544)           (1,131)             (796)
--------------------------------------------------------------------------------
Balance, end of year                $ 4,672           $ 3,058           $ 4,189
================================================================================

     The above loans were made at substantially the same terms as loans to unrelated third parties.

     A summary of activity relating to the allowance for loan losses follows:

                                                FOR THE YEAR ENDED
                                                    DECEMBER 31,
                                    ------------------------------------------
(IN THOUSANDS)                         2001            2000             1999
------------------------------------------------------------------------------
Balance, beginning of year          $ 11,078         $ 10,478         $  9,589
   Loans charged off                  (5,935)          (4,889)          (3,672)
   Recoveries of loans                   334              239              561
   Net loans charged off              (5,601)          (4,650)          (3,111)
   Provision for loan losses           8,750            5,250            4,000
------------------------------------------------------------------------------
Balance, end of year                $ 14,227         $ 11,078         $ 10,478
==============================================================================

5.   ACCRUED INTEREST RECEIVABLE:

     Accrued interest receivable was related to the following at December 31, 2001 and 2000:

                                                         DECEMBER 31,
                                              --------------------------------
(IN THOUSANDS)                                 2001                      2000
------------------------------------------------------------------------------
Investment securities                         $   42                    $  149
Mortgage-backed securities                       982                     1,273
Loans receivable, net                          6,379                     8,013
------------------------------------------------------------------------------
Total                                         $7,403                    $9,435
==============================================================================

6. PREMISES AND EQUIPMENT:

     A summary of premises and equipment, less accumulated depreciation and amortization, at December 31, 2001 and 2000, follows:

                                                              DECEMBER 31,
                                                      -------------------------
(IN THOUSANDS)                                          2001             2000
-------------------------------------------------------------------------------
Land                                                  $    884         $    884
Office buildings                                         6,741            6,537
Furniture, fixtures and equipment                       11,133           11,865
Leasehold improvements                                  11,879           11,661
--------------------------------------------------------------------------------
Premises and equipment                                  30,637           30,947
Less-accumulated depreciation and amortization         (17,082)         (15,598)
-------------------------------------------------------------------------------
Premises and equipment, net                           $ 13,555         $ 15,349
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

7. DEPOSITS:

     A summary of period end and average balances, interest expense, and interest rates on deposits follows:

                                           MONEY
                            CHECKING       MARKET       SAVINGS    CERTIFICATES
(IN THOUSANDS)              DEPOSITS      DEPOSITS      DEPOSITS    OF DEPOSIT
-------------------------------------------------------------------------------
For the year ended
 December 31, 2001:
   Balance at year-end      $432,626      $407,171      $218,661      $435,949
   Average balance           396,140       382,131       218,281       464,761
   Interest expense            3,166        11,531         4,061        23,652
      Average rate paid         0.80%         3.02%         1.86%         5.09%

For the year ended
 December 31, 2000:
   Balance at year-end      $386,499      $360,669      $212,946      $494,478
   Average balance           356,737       377,160       220,844       516,779
   Interest expense            2,843        14,577         4,889        26,697
      Average rate paid         0.80%         3.86%         2.21%         5.17%

     Certificates of deposits of $100,000 or more totaled $55 million and $80 million at December 31, 2001 and 2000, respectively. Deposits in excess of $100,000 are not federally insured by the Federal Deposit Insurance Corporation ("FDIC").

     The scheduled maturities of certificate accounts at December 31, 2001 and 2000, were as follows:

                                              DECEMBER 31,
                      ----------------------------------------------------------
                                  2001                           2000
                      --------------------------       -------------------------
(IN THOUSANDS)         AMOUNT            PERCENT        AMOUNT          PERCENT
--------------------------------------------------------------------------------
Under 12 months       $342,347              78%        $277,050            56%
12 to 36 months         73,365              17          190,797            39
Over 36 months          20,237               5           26,631             5
--------------------------------------------------------------------------------
Total                 $435,949             100%        $494,478           100%
================================================================================

8. NOTES PAYABLE AND OTHER BORROWINGS:

     Notes payable and other borrowings at December 31, 2001 and 2000, were as follows:

                                                       DECEMBER 31,
                                             -------------------------------
(IN THOUSANDS)             DUE DATE            2001                   2000
----------------------------------------------------------------------------
Secured notes due to FHLB
  of Pittsburgh:
                             2001            $     --               $ 98,000
                             2002              40,000                 40,000
                             2003              10,000                 10,000
                             2008              24,123(1)              23,666(1)
                                             --------               --------
                            Total            $ 74,123               $171,666
                                             ========               ========
Weighted average rate                            6.88%                  6.36%

Securities sold under
 agreements to repurchase:
                             2001            $     --               $ 25,000
                             2002              10,000                 10,000
                                             --------               --------
                            Total            $ 10,000               $ 35,000
                                             ========               ========
Weighted average rate                            6.88%                  6.19%

Commercial repurchase agreements             $ 39,027               $ 17,830
                                             ========               ========
Weighted average rate                            1.45%                  4.94%

(1) Callable in 2003.

     All stock in the FHLB of Pittsburgh and certain first mortgage real estate loans at December 31, 2001 and 2000, were pledged as collateral for the notes due to the FHLB.

     The Company enters into sales of securities under agreements to repurchase. These transactions are reflected as a liability on the accompanying Consolidated Balance Sheets. The dollar amount of securities underlying the agreements remains in the asset account, although the securities underlying the agreements are delivered to primary dealers who manage the transactions. At December 31, 2001 and 2000, all of the agreements were to repurchase identical securities. Securities underlying these repurchase agreements and commercial repurchase agreements consisted of mortgage-backed securities with an amortized cost of $48 million and $62 million, respectively (market value of $49 million and $63 million, respectively), at December 31, 2001 and 2000. (See Note 3.)

     The maximum amounts of outstanding repurchase agreements during the years ended December 31, 2001 and 2000, were $35 million and $100 million, respectively. Average agreements outstanding for the years ended December 31, 2001 and 2000, were $18 million and $66 million, respectively. The weighted average interest rates relating to the agreements for the years ended December 31, 2001 and 2000, were 6.73% and 6.06%, respectively.

9. INCOME TAXES:

   A summary of the provision (benefit) for income taxes for the years ended December 31, 2001, 2000, and 1999, follows:


(IN THOUSANDS)                 CURRENT             DEFERRED              TOTAL
-------------------------------------------------------------------------------
December 31, 2001:
   Federal                     $ 6,762             $(2,185)             $ 4,577
   State                            --                  --                   --
-------------------------------------------------------------------------------
   Total                       $ 6,762             $(2,185)             $ 4,577
================================================================================
December 31, 2000:
   Federal                     $ 6,700             $(1,194)             $ 5,506
   State                            --                  --                   --
-------------------------------------------------------------------------------
   Total                       $ 6,700             $(1,194)             $ 5,506
================================================================================
December 31, 1999:
   Federal                     $ 8,725             $(1,917)             $ 6,808
   State                            --                  --                   --
-------------------------------------------------------------------------------
   Total                       $ 8,725             $(1,917)             $ 6,808
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

     Income tax expense has been provided at the effective rates of 25.0%, 26.5%, and 29.0% for the years ended December 31, 2001, 2000, and 1999, respectively. These rates differ from the statutory rate of 35%, as follows:

                                                FOR THE YEAR ENDED
                                                     DECEMBER 31,
                                    ------------------------------------------
(IN THOUSANDS)                         2001             2000            1999
------------------------------------------------------------------------------
Income before income taxes          $ 18,306         $ 20,776         $ 23,476
==============================================================================
Income tax expense at
   federal statutory rate           $  6,407         $  7,272         $  8,217
ESOP                                     287              110              226
Low-income housing credits              (812)            (729)          (1,094)
Change in deferred tax
  valuation allowance                     --             (312)            (150)
Tax exempt income, net                (1,062)            (578)            (396)
Dividends received deduction
  on FHLMC stock                        (154)            (159)             (37)
Other                                    (89)             (98)              42
------------------------------------------------------------------------------
Income tax expense at
  effective rate                    $  4,577         $  5,506         $  6,808
==============================================================================

     Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. The net deferred tax asset was comprised of the following at December 31, 2001 and 2000, respectively:

                                                              DECEMBER 31,
                                                       ------------------------
(IN THOUSANDS)                                           2001            2000
-------------------------------------------------------------------------------
Depreciation                                           $  1,039        $    764
Loan loss reserves                                        4,945           3,843
Post retirement and post employment benefits                496             177
Accrued expenses not currently deductible                   214             252
Book/tax adjustments from investment partnerships           257             127
Tax deductible goodwill                                   3,113           2,742
Other                                                       394             540
-------------------------------------------------------------------------------
   Total gross assets                                    10,458           8,445
Less valuation allowance                                   (894)           (894)
-------------------------------------------------------------------------------
      Gross assets net of valuation allowance             9,564           7,551
-------------------------------------------------------------------------------
Unrealized gain on securities                              (905)           (692)
Deferred loan fees                                         (346)           (315)
Other                                                       (86)           (289)
-------------------------------------------------------------------------------
      Total gross liabilities                            (1,337)         (1,296)
-------------------------------------------------------------------------------
      Net deferred tax asset                           $  8,227        $  6,255
===============================================================================

     The net deferred tax asset recognized by the Company is based on the combination of future reversals of existing taxable temporary differences, carryback availability and anticipated future taxable income. Management believes the net deferred tax asset is realizable.

     At December 31, 2001, the Company had a $1.8 million net loss carryforward for state tax purposes, which expires in 2003.

10.  MORTGAGE BANKING ACTIVITIES:

     During the first quarter of 2001, Commonwealth announced the restructuring of its residential mortgage banking division, ComNet Mortgage Services. As part of this restructuring, ComNet's Pennsylvania and Maryland loan production offices were sold to American Home Mortgage Holdings, Inc. on March 30, 2001. As an additional part of this restructuring, Commonwealth outsourced the servicing function relating to its portfolio of residential mortgage loans during the second quarter of 2001. Commonwealth continues to provide residential mortgage loans and services to its customers through agreements with American Home Mortgage Holdings, Inc. and a third party servicer. The ComNet restructuring resulted in a $2.3 million pre-tax charge for severance and other related expenses, of which $0.2 million was included in accrued expenses at December 31, 2001.

11.  COMMITMENTS AND CONTINGENCIES:

LEASE COMMITMENTS

     A summary of future, minimum rental payments, excluding real estate taxes, insurance and maintenance, required under noncancelable operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001 follows:

(IN THOUSANDS)
YEAR ENDING DECEMBER 31,                                         AMOUNT
--------------------------------------------------------------------------------
         2002                                                   $ 3,775
         2003                                                     3,440
         2004                                                     3,125
         2005                                                     2,621
         2006                                                     2,387
         2007 and thereafter                                     10,269
--------------------------------------------------------------------------------
         Total                                                  $25,617
================================================================================

     Rent expense under operating leases was $3.8 million, $4.0 million, and $3.7 million for the years ended December 31, 2001, 2000, and 1999, respectively.

COMMITMENTS TO ORIGINATE LOANS

     At December 31, 2001, the Company had commitments to originate consumer and commercial loans, including unused lines and letters of credit, of $117 million and $68 million, respectively.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with certain key officers, including the Chief Executive Officer, the Senior Executive Vice President, and all Executive Vice Presidents. The agreements have terms of up to three years, with one-year renewal options at the discretion of the Board of Directors annually. The agreements also include provisions for certain severance payments. At December 31, 2001, the aggregate commitment for payments to the executives upon termination, without a change in control, was $1.6 million.

GUARANTY

     During 1999, the Company guaranteed a $2.0 million loan between the lessor of its headquarters building and a third party. The outstanding principal balance of the loan was $1.7 million at December 31, 2001.

LITIGATION

     There are no material legal proceedings, other than as described below, to which the Company or any of its subsidiaries is a party, or to which any of its property is subject, other than proceedings routine to the business of the Company and its subsidiaries.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

     In recent years, the Claims Court, the United States Court of Appeals for the Federal Circuit ("Federal Circuit"), and the United States Supreme Court ("Supreme Court") have handed down decisions relating to the liability portion of the breach of contract claims brought by other thrift institutions. On July 1, 1996, the Supreme Court ruled in the consolidated cases (United States v. Winstar Corporation) and determined that when Congress adopted the accounting changes to supervisory goodwill specified in FIRREA, the government had breached contractual agreements with these thrift institutions regarding the accounting rules.

     In 1999, the Bank filed a motion of summary judgement on liability for breach of contract. The Claims Court has yet to rule on the motion. The Court recently ordered that discovery in the case will commence on June 7, 2002, but could start earlier if all parties in the case agreed to do so. A separate trial on damages will be required to determine the monetary remedy due the Bank as a result of the government's breach.

     By year-end 2001, the Claims Court completed damage trials in nine similar Winstar-related cases in which contract liability determinations have been made in favor of plaintiffs. Damages decisions have been issued in eight of those cases, seven of which were appealed to the Federal Circuit. The Federal Circuit has issued decisions in five of the appealed cases, which were favorable to plaintiffs on some damages theories but unfavorable on others. The Federal Circuit remanded two of these cases back to the Claims Court to reconsider damages issues. One of the remanded cases decided by the Federal Circuit also has a petition for certiorari pending before the Supreme Court on liability and general damages issues. Accordingly, we cannot predict the outcome of the appeals or the remaining cases awaiting damages decisions.

     The Courts may determine that the Bank's claims involve materially different facts and/or legal issues as to render the Winstar case inapplicable to the litigation and thereby result in a different conclusion from that of the Winstar case. Moreover, given that the damages portion of the claims presented by the Winstar-related plaintiff thrift institutions are currently being litigated both at the trial and appellate stages, it could take several years to resolve the damages issues. As a result, there can be no assurance that the Bank will prevail in its action, and if it does prevail, that the Courts will find that the Bank is entitled to any substantial amount of damages.

     On October 31, 1996, the Bank filed a complaint against CoreStates Financial Corporation and others in the Court of Common Pleas for Chester County, Pennsylvania for damages related to Commonwealth's acquisition on June 28, 1996, of twelve former Meridian Bank branch offices from CoreStates. The complaint alleges, among other things, that CoreStates breached the branch sales agreement and that Commonwealth's relationships with customers were damaged as a result of negligence and errors committed by CoreStates and its affiliates in connection with the conversion of the former Meridian Bank customers to Commonwealth's banking system and the reissuance of bank cards for use at Commonwealth's automated teller machines. The litigation and related activities are proceeding. Management believes the outcome of these proceedings will not result in a material impact to the Company's financial position or results of operations.

     During the first quarter of 2000, Fiserv Solutions, Inc. ("Fiserv") the Company's previous item processing provider, brought an arbitration action against the Company. This arbitration action claimed that the Company is liable to Fiserv for liquidated damages related to the termination of an Item Processing and Asset Transfer Agreement. Management believes that the outcome of this arbitration action will not result in a material impact to the Company's financial position or results of operations.

12. EMPLOYEE BENEFIT PLANS:

     The Company has a cafeteria-type health and welfare plan for the benefit of all employees and their dependents. Participation in the plan is voluntary. Participants contribute monthly through payroll deductions. The Company's contributions totaled $1.3 million, $1.3 million, and $1.2 million for the years ended December 31, 2001, 2000, and 1999.

     The Company also has a Target Benefit Plan and an enhanced 401(k) Plan to include a Profit Sharing and a 401(k) Match component. Commonwealth's contributions to the Target Benefit Plan are designed to meet the targeted benefit for each participant based on an actuarially determined formula and are paid annually to each participant. The Company's Board of Directors determines the amount that will be contributed annually to each employees' Profit Sharing account based on Commonwealth's performance. Participant contributions to the Company's 401(k), up to a maximum of 3% of salary, are matched 25% by the Company. All funds contributed to the Target Benefit Plan, Profit Sharing, and 401(k) Match are held in a trust fund. The Company contributed $0.5 million, $0.5 million, and $0.6 million for the years ended December 31, 2001, 2000, and 1999, respectively, to the Target Benefit Plan, Profit Sharing, and 401(k) Match.

     The Company's 401(k) plan is for the benefit of all employees having the requisite service period. Contributions are made at the discretion of the employee. Investment categories available within the plan include mutual funds and Company stock. Company stock totaled $4 million, or 32% of the plan's assets at December 31, 2001.

     The Company provides an ESOP to employees age 21 or older who have at least one year of credited service with the Company. In June 1996, the ESOP borrowed $9.3 million from the Company to purchase 0.8 million shares of the Company's common stock, and to repay the balance of a loan from an unaffiliated lender relating to the purchase of shares of common stock of the Bank in the Bank's initial public offering in January 1994. The Company made scheduled, discretionary cash contributions to the ESOP sufficient to amortize the principal and interest on the loan, which was scheduled to mature in March 2006. On March 31, 1999, the ESOP entered into an agreement with the Bank to borrow $7.3 million to repay the remaining principal amount of the loan with the Company. The loan is payable in equal quarterly installments and matures in March 2006. Unallocated shares are released annually and allocated to individual accounts. Dividends on unallocated shares are not considered dividends for financial reporting purposes and are used to pay debt service. The Company recognized compensation expense of $1.7 million, $1.2 million, and $1.6 million relating to the ESOP for the years ended December 31, 2001, 2000, and 1999, respectively. The ESOP held 1.3 million shares, of which 0.9 million had been allocated as of December 31, 2001. The fair value of unearned ESOP shares at December 31, 2001 approximated $9.9 million.

     In addition to the ESOP, the Company has established a management recognition plan for directors and a management recognition plan for officers (collectively, the Recognition Plans). The objective of the Recognition Plans is to enable the Company to provide directors and officers with a proprietary interest in the Company as an incentive to contribute to its success. The Bank contributed funds to the Recognition Plans to enable the Recognition Plans to acquire 4% of the common stock in the Bank's initial public offering in January 1994. The purchase of an additional 4% of the common stock sold in the 1996 conversion and reorganization was authorized by shareholders at the December 17, 1996 Special Meeting of Shareholders. Such amounts have been charged to equity, representing the cost of shares acquired for the Recognition Plans. Unless the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

administrators specify otherwise, shares of common stock granted pursuant to the Recognition Plans generally will be in the form of restricted stock payable over a five-year period at the rate of 20% per year, commencing on the date of grant of the award. Compensation expense in the amount of the fair value of the common stock at the date of grant to the recipient will be recognized pro rata over the five years during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of, and are required to be held in trusts. The Company recognized expense related to the Recognition Plans of $0.9 million, $1.1 million, and $1.4 million for the years ended December 31, 2001, 2000, and 1999, respectively.

     In connection with the 1994 reorganization and stock offering, the Company adopted the 1993 Directors' Stock Option Plan. Authorized shares of common stock equal to 1.5% of the common stock in the stock offering (or 0.1 million shares adjusted for the 2.0775 exchange ratio) were reserved for issuance pursuant to the 1993 Directors' Stock Option Plan. The 1996 Stock Option Plan provides the Directors the option to purchase, as a group, 2.1% of the common stock in the 1996 stock offering, or 0.2 million shares of common stock. As of December 31, 2001, Directors were granted 39,000 compensatory options to purchase shares of common stock from the 2000 Stock Option Plan. The 1993 Directors' and 1996 Stock Option Plans provide that each current director who is not an officer or employee of the Company be granted compensatory options to purchase shares of common stock. The per share exercise price of a compensatory stock option from the 1993 Directors' and 1996 Stock Option Plans shall at least equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option granted from the 2000 Stock Option Plan shall at least equal the greater of par value or the fair market value of a share of common stock on the date the option is granted. Options granted under the 1993 Directors' Stock Option Plan vest and are exercisable six months from the date of grant. Options granted under the 1996 and 2000 Stock Option Plan vest and are exercisable 20% per year over a five-year period, commencing on the first anniversary of the date of grant. An option granted under the 1993 Directors', 1996 and 2000 Stock Option Plans will be exercisable until the earlier of ten years after its date of grant or three years after the date on which the optionee ceases to be a nonemployee director.

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

     The Company accounts for Stock Option Plans under Accounting Principles Board Opinion No. 25, and accordingly, no compensation expense has been recognized in the financial statements of the Company. Had compensation expense for these plans been determined consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share for the years ended December 31, 2001, 2000, and 1999 would have been reduced as follows:

(IN THOUSANDS,
EXCEPT PER SHARE DATA)                2001              2000              1999
--------------------------------------------------------------------------------
Net Income - as reported          $   13,729        $   15,270        $   16,668
Net Income - pro forma            $   12,328        $   14,100        $   15,669
--------------------------------------------------------------------------------
Basic earnings
   per share - as reported        $     1.32        $     1.42        $     1.37
Basic earnings
   per share - pro forma          $     1.19        $     1.31        $     1.28
Diluted earnings
   per share - as reported        $     1.28        $     1.39        $     1.32
Diluted earnings
   per share - pro forma          $     1.15        $     1.28        $     1.24
================================================================================

     The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001, 2000, and 1999, respectively: risk-free interest rate of 4.55%, 4.94%, and 6.53%; expected volatility of 27%, 19%, and 25%; dividend yield of 2.55%, 2.62%, and 2.93%; and an expected life of seven years.

     A summary of activity under the various stock option plans for the years ended December 31, 2001, 2000, and 1999 follows:

                                                                       WEIGHTED
                                                                       AVERAGE
                                         OPTIONS                        PRICE
--------------------------------------------------------------------------------
Options outstanding
December 31, 1998                       1,467,836                     $    12.28
     Granted                               77,032                          16.80
     Exercised                           (115,307)                         11.96
     Forfeited                            (42,635)                         13.54
--------------------------------------------------------------------------------
Options outstanding
December 31, 1999                       1,386,926                     $    12.52
     Granted                              202,337                          14.02
     Exercised                            (56,404)                          7.70
     Forfeited                             (6,391)                         11.28
--------------------------------------------------------------------------------
Options outstanding
December 31, 2000                       1,526,468                     $    12.90
     Granted                              167,500                          18.23
     Exercised                           (302,909)                          7.73
     Forfeited                            (50,830)                         15.34
--------------------------------------------------------------------------------
Options outstanding
December 31, 2001                       1,340,229                     $    14.64
--------------------------------------------------------------------------------
Options exercisable
December 31, 2001                         941,401                     $    13.72
================================================================================

13.  REGULATORY CAPITAL REQUIREMENTS:

     The Bank is required to maintain regulatory capital sufficient to meet tier 1 leverage, tier 1 risk-based, and total risk-based capital ratios of 4%, 4%, and 8%, respectively. The capital guidelines require the Bank to risk-weigh its assets and exposure to certain off-balance-sheet items to reflect the different risks associated with various types of assets and certain off-balance-sheet items. Failure to meet the minimum capital requirements could result in certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. As of December 31, 2001, the Bank was in full compliance with all regulatory capital requirements and maintained capital ratios which were generally in line with internal targeted levels. However, events beyond the control of the Bank,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

such as a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

     As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tier 1 leverage, tier 1 risk-based, and total risk-based capital ratios of 5%, 6%, and 10%, respectively. There have been no conditions or events since that notification which, in management's opinion, would have changed the institution's well capitalized status.

     A summary of the Bank's capital amounts and ratios as of December 31, 2001 and 2000 follows:

                                                         DECEMBER 31,
                                             --------------------------------
(DOLLARS IN THOUSANDS)                              2001                 2000
-----------------------------------------------------------------------------
Shareholders' equity                         $   143,170          $   161,032
Intangible assets                                (24,912)             (30,450)
Unrealized gain on available-for-sale
  securities, net of tax                          (1,663)              (1,231)
                                             -----------          -----------
Tier 1 capital                               $   116,595          $   129,351
                                             ===========          ===========
Tier 2 capital                               $    14,273          $    11,078
                                             -----------          -----------
Total risk-based capital                     $   130,868          $   140,429
                                             ===========          ===========
Adjusted average total assets                $ 1,734,654          $       N/A(1)
                                             ===========          ===========
Risk-weighted assets                         $ 1,230,262          $ 1,244,362
                                             ===========          ===========
Tier 1 leverage ratio(2)                            6.72%                 N/A(1)
Tier 1 risk-based ratio(3)                          9.48%               10.39%
Total risk-based ratio(4)                          10.64%               11.29%
=============================================================================

(1) Not applicable, since the Bank was subject to the Office of Thrift Supervision capital requirements as of December 31, 2000.
(2) Tier 1 capital to adjusted average total assets.
(3) Tier 1 capital to risk-weighted assets.
(4) Total risk-based capital to risk-weighted assets.

14. DERIVATIVE FINANCIAL INSTRUMENTS

     As a result of a restructuring of its mortgage banking business in 2001 (See Note 1), the Company was not a party to derivative financial instruments at December 31, 2001. The Company was a party to derivative financial instruments in the normal course of its mortgage banking business to reduce its exposure to fluctuations in interest rates (hedging) at December 31, 2000. These derivative financial instruments as of December 31, 2000, included mandatory forward commitments and put and call options on U.S. Treasury bond futures. The derivative financial instruments involved, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amount recognized in the accompanying consolidated balance sheet. The contract or notional amounts of these instruments represented the extent of involvement the Company had in particular classes of financial instruments.

     The contract or notional amounts of mandatory forward commitments and put and call options on U.S. Treasury bond futures did not represent exposure to credit loss. The Company controlled credit risk by conducting transactions only with "primary" U.S. Government dealers as established by the Federal Reserve Bank, money center banks, recognized Government National Mortgage Association ("GNMA") dealers, and major investment firms, and by setting policies for transaction volume limitations and periodic monitoring. Each broker, dealer or bank was carefully evaluated on the basis of its financial strength, reputation and expertise. Unless noted otherwise, the Company did not require collateral or other securities to support financial instruments with credit risk.

SUMMARY OF DERIVATIVE FINANCIAL INSTRUMENTS

                                                 CONTRACT OR NOTIONAL AMOUNT
                                                          DECEMBER 31,
                                               --------------------------------
(IN THOUSANDS)                                   2001                     2000
-------------------------------------------------------------------------------
Mandatory forward commitments                  $    --                  $55,000
Option Contracts:
   Puts                                             --                    4,000
   Calls                                            --                    1,500
===============================================================================

MANDATORY AND OPTIONAL FORWARD CONTRACTS

     A forward contract is a legal agreement between two parties to purchase or sell a specific quantity of a financial instrument, at a specified price, with delivery and settlement at a specified future date. Because forward contracts lack the liquidity and protection provided by regulated exchanges, there is a heightened risk of default by the counterparties. The Company had no open mandatory forward commitments for future delivery of FNMA and FHLMC guaranteed pass-through certificates as of December 31, 2001. The Company had open mandatory forward commitments for future delivery of FNMA and FHLMC guaranteed pass-through certificates of $55 million as of December 31, 2000.

     The Company formerly purchased put and call options on U.S. Treasury bond futures as an alternative to mandatory forward contracts. The Company had no outstanding put or call options at December 31, 2001. The Company had outstanding put options and call options of $4 million and $1.5 million at December 31, 2000, respectively.

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

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

     Cash and Cash Equivalents - The carrying amounts reported in the consolidated balance sheet approximate the fair value for those assets.

     Securities - Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, then fair values are based on quoted market prices of comparable instruments.

     Mortgage Loans Held for Sale and Loans Receivable, Net - The fair values for certain mortgage loans are based on quoted prices of similar loans, adjusted for differences in loan characteristics. The fair values for other loans are estimated through discounted cash flow analysis, using interest rates currently being offered for loans with similar terms and credit quality. The carrying amount of accrued interest approximates its fair value.

     Deposit Liabilities - The fair values disclosed for demand deposits, savings accounts and certain money market accounts are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

     The Company believes that deposit accounts have a value greater that that prescribed by SFAS No. 107. The Company feels, however, that the value associated with these deposits is greatly influenced by characteristics of the buyer, such as the ability to reduce the costs of servicing the deposits and deposit attrition which often occurs following an acquisition. Accordingly, estimating the fair value of deposits with any degree of certainty is not practical.

     Notes Payable and Other Borrowings - The fair values of secured notes due to FHLB of Pittsburgh, borrowings under repurchase agreements, and commercial repurchase agreements are estimated using the rates currently offered for liabilities of similar remaining maturities. The fair values of other borrowings are based on quoted prices.

     Off-Balance-Sheet Instruments - Fair values for the Company's off-balance-sheet instruments (forward commitments, options, and lending commitments) are based on quoted prices, current settlement values, pricing models, or other formulas.

     At December 31, 2001 and 2000, the estimated fair values of the Company's financial instruments were as follows:

                                     DECEMBER 31, 2001       DECEMBER 31, 2000
                                   ---------------------   ---------------------
                                   CARRYING      FAIR      CARRYING      FAIR
(IN THOUSANDS)                      AMOUNT       VALUE      AMOUNT       VALUE
--------------------------------------------------------------------------------
Financial assets:
     Cash and cash equivalents     $ 117,888   $ 117,888   $  66,700   $  66,700
     Mortgage loans held for sale        996         996      43,007      43,007
     Investment securities            77,136      77,136      14,051      14,051
     Mortgage-backed securities      170,860     170,860     202,700     202,700
     Loans receivable, net         1,302,468   1,308,172   1,416,110   1,411,836
     FHLB stock                       12,565      12,565      18,400      18,400

Financial liabilities:
     Deposits                      1,494,407   1,500,528   1,454,592   1,451,032
     Secured notes due to FHLB
         of Pittsburgh                74,123      76,811     171,666     172,194
     Securities sold under
        agreements to repurchase      10,000      10,222      35,000      35,254
     Commercial repurchase
        agreements                    39,027      39,027      17,830      17,830

                                     DECEMBER 31, 2001       DECEMBER 31, 2000
                                   ---------------------   ---------------------
                                   CARRYING      FAIR      CARRYING      FAIR
(IN THOUSANDS)                      AMOUNT       VALUE      AMOUNT       VALUE
--------------------------------------------------------------------------------
Unrecognized Financial Instruments:
Commitments to originate loans       $  --       $  --       $  --       $  --
Mandatory forward commitments           --          --          --        (540)
Put and call options                    --          --          15          --

16. SEGMENT REPORTING:

     The Company historically presented segment information for its community banking and mortgage banking operations. As a result of a restructuring of its mortgage banking business in the first and second quarters of 2001 (See Note 1), Commonwealth no longer organizes its mortgage banking operations into a separate business segment. As such, no mortgage banking segment information is available subsequent to June 30, 2001. The segment results follow:


                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                   -----------------------------------------------------------------------------------------------
                                                        2001                                              2000
                                   ---------------------------------------------     ---------------------------------------------
                                    COMMUNITY         MORTGAGE                        COMMUNITY         MORTGAGE
(IN THOUSANDS)                       BANKING          BANKING           TOTAL          BANKING          BANKING           TOTAL
                                   ---------------------------------------------     ---------------------------------------------
Net interest income
  after provision
    for loan losses                $    65,100      $       197      $    65,297     $    65,923      $     2,283      $    68,206
Noninterest income:
  Servicing fees                          (212)             703              491          (2,202)           2,999              797
  Net (loss) gain on sale
    of mortgage loans                     (185)           1,778            1,593            (398)           5,495            5,097
  Other                                 18,668               --           18,668          15,970              499           16,469
                                   ---------------------------------------------     ---------------------------------------------
    Total noninterest
      income                            18,271            2,481           20,752          13,370            8,993           22,363
                                   ---------------------------------------------     ---------------------------------------------

Noninterest expense:
  Compensation and
    employee benefits                   31,399            1,604           33,003          28,199            7,133           35,332
  Other                                 31,238            3,502           34,740          29,681            4,780           34,461
                                   ---------------------------------------------     ---------------------------------------------
    Total noninterest
      expense                           62,637            5,106           67,743          57,880           11,913           69,793
                                   ---------------------------------------------     ---------------------------------------------

Income (loss) before
  income taxes                          20,734           (2,428)          18,306          21,413             (637)          20,776
Income tax provision (benefit)           5,427             (850)           4,577           5,729             (223)           5,506
                                   ---------------------------------------------     ---------------------------------------------
Net income (loss)                  $    15,307      $    (1,578)     $    13,729     $    15,684      $      (414)     $    15,270
                                   =============================================     =============================================

Assets                             $ 1,784,272      $        --      $ 1,784,272     $ 1,804,940      $    64,570      $ 1,869,510
Liabilities                        $ 1,634,645      $        --      $ 1,634,645     $ 1,647,811      $    61,246      $ 1,709,057
Shareholders' equity               $   149,627      $        --      $   149,627     $   157,129      $     3,324      $   160,453
                                   =============================================     =============================================

                                              FOR THE YEAR ENDED DECEMBER 31,
                                      --------------------------------------------
                                                           1999
                                      --------------------------------------------
                                       COMMUNITY         MORTGAGE
(IN THOUSANDS)                          BANKING          BANKING          TOTAL
                                      --------------------------------------------
Net interest income
  after provision
    for loan losses                   $    62,744      $     3,869     $    66,613
Noninterest income:
  Servicing fees                           (2,509)           5,790           3,281
  Net (loss) gain on sale
    of mortgage loans                        (525)          12,206          11,681
  Other                                    13,519            1,646          15,165
                                      --------------------------------------------
    Total noninterest
      income                               10,485           19,642          30,127
                                      --------------------------------------------

Noninterest expense:
  Compensation and
    employee benefits                      26,672            9,983          36,655
  Other                                    30,472            6,137          36,609
                                      --------------------------------------------
    Total noninterest
      expense                              57,144           16,120          73,264
                                      --------------------------------------------

Income (loss) before
  income taxes                             16,085            7,391          23,476
Income tax provision (benefit)              4,221            2,587           6,808
                                      --------------------------------------------
Net income (loss)                     $    11,864      $     4,804     $    16,668
                                      ============================================

Assets                                $ 1,874,887      $    47,509     $ 1,922,396
Liabilities                           $ 1,728,660      $    41,371     $ 1,770,031
Shareholders' equity                  $   146,227      $     6,138     $   152,365
                                      ============================================

17. ACQUISITIONS AND DIVESTITURES:

     During the first quarter of 2001, Commonwealth announced the restructuring of its mortgage banking business. (See Note 1.)

     On September 8, 2000, Commonwealth Bank completed the sale of two branches in Lehigh County, Pennsylvania to another financial institution. At that date, the two branches had $13 million of combined deposits and $4 million of consumer loans. The deposits, loans, and certain other assets were sold at a price which approximated book value.

     On January 31, 2000, the Company completed the acquisition of certain business interests of The Tyler Group. Tyler offers financial planning and investment advisory services to individuals and small businesses in Southeast Pennsylvania. Its products and services are marketed to Commonwealth customers through Tyler Wealth Counselors, Inc., a subsidiary of Commonwealth Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Commonwealth Bancorp, Inc. and Subsidiaries

18. SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA: (UNAUDITED)

     A summary of Commonwealth's selected quarterly consolidated financial data follows:

(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          FOR THE QUARTER ENDED
                                      --------------------------------------------------------------------------------------------
                                      12/31/01    9/30/01      6/30/01     3/31/01(1)  12/31/00    9/30/00     6/30/00     3/31/00
                                      --------------------------------------------     -------------------------------------------
Total interest income                 $29,286     $31,155      $32,322     $33,010     $34,139     $34,108     $33,869     $33,646

Total interest expense                 10,200      12,205       14,035      15,286      15,631      15,692      15,387      15,596
                                      --------------------------------------------     -------------------------------------------
Net interest income                    19,086      18,950       18,287      17,724      18,508      18,416      18,482      18,050
Provision for loan losses               2,500       2,500        2,250       1,500       1,625       1,300       1,200       1,125
                                      --------------------------------------------     -------------------------------------------
Net interest income after
  provision for loan losses            16,586      16,450       16,037      16,224      16,883      17,116      17,282      16,925
Noninterest income:
Deposit fees and related income         3,759       3,424        3,490       2,977       3,088       3,040       3,069       2,591
Servicing fees                             53          42          160         236         196         181         189         231
Net (loss) gain on sale
  of mortgage loans                        --         (19)         371       1,241       1,436       1,565       1,036       1,060
Net gain on sale of securities             --          --           --          --          --          45          --          --
Other                                   1,695       1,165        1,081       1,077       1,271       1,186       1,158       1,021
                                      --------------------------------------------     -------------------------------------------
    Total noninterest income            5,507       4,612        5,102       5,531       5,991       6,017       5,452       4,903
                                      --------------------------------------------     -------------------------------------------
Noninterest expense:
Compensation and
  employee benefits                     8,159       7,779        7,467       9,598       8,931       8,960       8,732       8,709
Occupancy and office operations         2,477       2,478        2,318       2,524       2,600       2,747       2,687       2,724
Amortization of intangible assets       1,184       1,184        1,135       1,234       1,239       1,239       1,239       1,211
Other                                   4,760       4,092        4,801       6,553       4,631       4,704       4,900       4,540
                                      --------------------------------------------     -------------------------------------------
    Total noninterest expense          16,580      15,533       15,721      19,909      17,401      17,650      17,558      17,184
                                      --------------------------------------------     -------------------------------------------
Income before income taxes              5,513       5,529        5,418       1,846       5,473       5,483       5,176       4,644
Income tax provision                    1,379       1,382        1,354         462       1,451       1,453       1,371       1,231
                                      --------------------------------------------     -------------------------------------------
Net income                            $ 4,134     $ 4,147      $ 4,064     $ 1,384     $ 4,022     $ 4,030     $ 3,805     $ 3,413
                                      ============================================     ===========================================
Basic earnings per share              $  0.41     $  0.40      $  0.39     $  0.13     $  0.38     $  0.38     $  0.35     $  0.31
Diluted earnings per share            $  0.40     $  0.39      $  0.38     $  0.13     $  0.37     $  0.37     $  0.35     $  0.31

Market prices
   High                               $ 22.50     $ 22.95      $ 20.30     $ 17.75     $15.438     $14.875     $13.625     $16.500
   Low                                $ 20.31     $ 18.02      $ 16.10     $ 15.56     $14.188     $11.875     $11.375     $12.375

Dividends per common share            $  0.14     $  0.14      $  0.14     $  0.14     $  0.11     $  0.11     $  0.11     $  0.11
                                      ============================================     ===========================================

(1) The results for the first quarter of 2001 reflected a $2.3 million pre-tax charge associated with the restructuring of Commonwealth's mortgage banking business, a $0.7 million pre-tax charge relating to the retirement of Commonwealth's Chief Executive Officer, and a $0.5 million pre-tax charge relating to the resolution of legal proceedings concerning a disputed interest rate on a loan acquired in the 1970's. Exclusive of these three items, net income for the first quarter of 2001 would have been $4.0 million, or $0.37 per share on a diluted basis.

SHAREHOLDER INFORMATION  Commonwealth Bancorp, Inc. and Subsidiaries

BOARD OF DIRECTORS

GEORGE C. BEYER, JR.                                    Chairman of Valley Forge
                                                           Financial Group, Inc.
JOSEPH E. COLEN, JR.                      Chairman of Machined Metals Co., Inc.,
                                     President of Jennings International Co. and
                                              President of Oak-Corson Realty Co.
RICHARD J. CONNER*                                 Retired, previously President
                                                   of Conner's Firestone Service
JAMES D. DANELLA                        President and Chief Executive Officer of
                                                     the Danella Companies, Inc.
JOANNE HARMELIN                         President and Chief Executive Officer of
                                                   Harmelin and Associates, Inc.
MICHAEL T. KENNEDY                       Chairman, President and Chief Executive
                                          Officer of Radnor Holdings Corporation
MARTIN E. KENNEY, JR.                               Chairman and Chief Executive
                                                      Officer of WRC Media, Inc.
CHARLES H. MEACHAM                        Chairman of Commonwealth Bancorp, Inc.
HARRY P. MIRABILE                    Retired, previously Secretary and Treasurer
                                                    of Mirabile Beverage Company
PATRICK J. WARD                         President and Chief Executive Officer of
                                           Commonwealth Bancorp, Inc., Chairman,
                                                   President and Chief Executive
                                                    Officer of Commonwealth Bank
* Director Emeritus

COMMONWEALTH BANK OFFICERS

Patrick J. Ward                               President, Chief Executive Officer
Brian C. Zwaan            Senior Executive Vice President, Chief Lending Officer
David K. Griest              Executive Vice President, Chief Information Officer
Charles M. Johnston            Executive Vice President, Chief Financial Officer
William J. Monnich                   Executive Vice President, Community Banking
Theodore T. Aicher                              Senior Vice President, Treasurer
Ellen L. Benson                           Senior Vice President, Human Resources
Richard C. Krauss                      Senior Vice President, Commercial Banking
Malcolm W. MacKellar                      Senior Vice President, Risk Management
Karen S. Magurn                       Senior Vice President, Traditional Banking
James E. Schwartz                      Senior Vice President, Financial Services
Lisa H. Albany                            Group Vice President, Consumer Lending
Robert E. Cumens                       Group Vice President, Supermarket Banking
Edward T. Fitzgerald                    Group Vice President, Commercial Banking
James C. Gierlich                       Group Vice President, Commercial Banking
Albert L. Jones                     Group Vice President, Commercial Real Estate
Robert D. Kane                                  Group Vice President, Controller
Kathleen J. Lippincott         Group Vice President, Operations Support Services
Brian J. Maguire                                 Group Vice President, Marketing
William P. Mulholland                      Group Vice President, General Auditor
Rose Marie J. Smith                Group Vice President, Administrative Services
Andrew J. Stackhouse              Group Vice President, Cash Management Services
Nicholas J. Wright            Group Vice President, Network and Desktop Services

TYLER WEALTH COUNSELORS, INC.

Harry R. Tyler  President
Roger Van Pelt   Group Vice President, Director of Planning

CORPORATE INFORMATION

ANNUAL MEETING:

April 16, 2002 at 9:00 a.m.
Best Western Hotel, 815 North Pottstown Pike Exton, Pennsylvania 19341

TRANSFER AGENT AND REGISTRAR:

Address changes and all shareholder inquiries should be directed to:
Registrar & Transfer Company
10 Commerce Drive, Cranford, New Jersey 07016
1-800-368-5948
Frequently asked questions and other shareholder information can be obtained through Registrar & Transfer Company's website at http://www.rtco.com

INVESTOR INFORMATION:

Analysts, investors and others requesting additional financial information may contact:
Charles M. Johnston, Chief Financial Officer, Commonwealth Bancorp, Inc.
2 West Lafayette Street, Norristown, Pennsylvania 19401-4758
610-313-2189

COMMONWEALTH NEWS RELEASES:

Copies of the Company's recent news releases, including quarterly earnings releases, can be obtained through our website at http://www.CommonwealthBank.com.

MARKET FOR COMMON STOCK:

Commonwealth Bancorp, Inc.'s common stock is traded on The Nasdaq Stock Market under the symbol "CMSB". At December 31, 2001, the 10,350,814 outstanding shares of common stock were held by 4,776 holders of record, which does not reflect the number of beneficial owners of the common stock.

INDEPENDENT PUBLIC ACCOUNTANTS:

Arthur Andersen LLP, 1601 Market Street, Philadelphia, Pennsylvania 19103 (Terminated effective with the completion of Arthur Andersen LLP's report on Commonwealth Bancorp, Inc.'s financial statements for the fiscal year ended December 31, 2001). Beard Miller Company LLP, 2609 Keiser Boulevard, P.O. Box 311, Reading, Pennsylvania 19603 (Independent Public Accountants effective with the termination of Arthur Andersen LLP).

COMMONWEALTH WEBSITE:
http://www.CommonwealthBank.com         [COMMONWEALTH BANCORP, INC. LOGO]

Branch Information  Commonwealth Bancorp, Inc. and Subsidiaries

LOCATIONS OF
COMMONWEALTH BANK

- CORPORATE HEADQUARTERS
  Commonwealth Bank Plaza
  2 West Lafayette Street
  Norristown, PA 19401-4758

BERKS COUNTY

- EXETER
  4215 Perkiomen Avenue
- HEIDELBERG
  4641 Penn Avenue
- KUTZTOWN
  601 East Main Street
- MOHNTON
  14 West Wyomissing Avenue
- READING (4)
   -  830 Lancaster Avenue
   -  2040 Centre Avenue
   -  445 Penn Street
   -  956 North Ninth Street
- SINKING SPRING
  Giant Food Stores
  Spring Towne Center
- TEMPLE
  4950 Kutztown Road
- WYOMISSING
  70 Commerce Drive

BUCKS COUNTY

- FAIRLESS HILLS
  Giant Food Stores
  Fairless Hills Shopping Center
- PENNDEL
  U.S. #1 & Durham Road
- SOUDERTON
  705 Route 113
- SOUTHAMPTON
  Giant Food Stores
  Southampton Shopping Center
- WARMINSTER
  Giant Food Stores
  Cedar Point Plaza
- WARRINGTON
  Redner's Warehouse Market
  Doylestown Pointe

CHESTER COUNTY

- EXTON
  Clemens Markets
  Lionville Shopping Center
- KENNETT SQUARE
  New Garden Shopping Center
- PHOENIXVILLE
  Maple Lawn Village Center
- WAYNE
  Chesterbrook Village Center
- WEST CHESTER (2)
   -  Marketplace Shopping Center
   -  Giunta's Thriftway
     Bradford Plaza
- WEST GROVE
  106 West Evergreen Street

DELAWARE COUNTY

- ALDAN
  Giant Food Stores
  Providence Village
- NEWTOWN SQUARE
  3531 West Chester Pike

MONTGOMERY COUNTY

- AUDUBON
  Audubon Village Shopping Center
- BLUE BELL
  Giant Food Stores
  The Shoppes at Blue Bell
- COLLEGEVILLE
  Redner's Warehouse Markets
  The Marketplace at Collegeville
- CONSHOHOCKEN
  Plymouth Square Shopping Center
- GLENSIDE
  139 South Easton Road
- HORSHAM
  Giant Food Stores
  Horsham Point Shopping Center
- KING OF PRUSSIA
  DeKalb Plaza Shopping Center
- LANSDALE (3)
   -  Hillcrest Shopping Center
   -  Sumney Forge Square
   -  521 West Main Street
- MONTGOMERYVILLE
  Giant Food Stores
  Montgomeryville Square
- NORRISTOWN (2)
   -  5 West Germantown Pike
   -  2 West Lafayette Street
- POTTSTOWN
  Giant Food Stores
  Pottstown Plaza
- ROYERSFORD
  Limerick Square
- SPRING HOUSE
  Clemens Markets
  Spring House Center
- TRAPPE
  Trappe Shopping Center
- TROOPER (2)
   -  Park Ridge Shopping Center
   -  Giant Food Stores
  Audubon Square Shopping Center

PHILADELPHIA COUNTY

- PHILADELPHIA (14)
   -  One Penn Square West
   -  8423 Frankford Ave.
   -  7149 Frankford Ave.
   -  7425 Frankford Ave.
   -  2501 Welsh Road
   -  6537 Castor Ave.
   -  6958 Torresdale Ave.
   -  6500 Tabor Road
   -  9896 Bustleton Ave.
   -  Gross' Thriftway
  Port Richmond Village
   -  ShopRite Food Stores
  Boulevard Plaza
  Lawndale Plaza
   -  Superfresh
  Cottman & Bustleton Center
   -  ACME
  Academy Plaza Shopping Center

[MAP LEGEND]

[BULLET]     39 TRADITIONAL BRANCHES

[CART]       20 SUPERMARKET BRANCHES

[STAR]       CORPORATE HEADQUARTERS


[MAP OF LOCATIONS]


LOCATION OF TYLER WEALTH COUNSELORS, INC.
West Chester, PA
-   610-344-0900


BUSINESS ONLINE
-   Cash Management Services
-   1-610-313-2146


LOCATIONS OF COMMONWEALTH BANK
COMMERCIAL BANKING OFFICES
Norristown, PA
Reading, PA


COMLINE(R)
-   24 Hour Automated Service Line
-   1-800-327-9885


COMMONWEALTH ONLINE
-   24 Hour Banking
-   www.CommonwealthBank.com



                        [COMMONWEALTH BANCORP, INC. LOGO]